Form 20-F
period 2011-12-31
Taomee Holdings Ltd
filed 2012-04-18
CIK 1507051

Use these links to rapidly review the document

TAOMEE HOLDINGS LIMITED INDEX TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: .

Commission file number: 001-35190

TAOMEE HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District
Shanghai 200233, People's Republic of China
(Address of principal executive offices)

Paul Keung, Chief Financial Officer
Tel: (86-21) 6128-0056
E-mail: paul@taomee.com
Facsimile number: +86 21 3367 4012
16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District
Shanghai 200233, People's Republic of China
(86-21) 6128-0056
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 20 ordinary shares of par value US$0.00002 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

            773,754,480 ordinary shares of par value US$0.00002 per share, as of December 31, 2011.

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

            If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes    ☐ No

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

            Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

    ☒ U.S. GAAP
    ☐ International Financial Reporting Standards as issued
    ☐ Other by the International Accounting Standards Board

            If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☐ Item 18

            If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☒ No

            (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

            Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes    ☐ No

CONVENTIONS USED IN THIS ANNUAL REPORT

        In this annual report, unless otherwise indicated, references in this annual report to:

  •
  "ADRs" are to the American depositary receipts, which, if issued, evidence our ADSs;

  •
  "ADSs" are to our American depositary shares, each of which represents 20 ordinary shares;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "shares" or "ordinary shares" are to our ordinary shares, par value US$0.00002 per share;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "US$" and "U.S. dollars" are to the legal currency of the United States;

  •
  "we," "us," "our company," "our" or "Taomee" are to Taomee Holdings Limited, a Cayman Islands company, its predecessor entities, subsidiaries and consolidated variable interest entities ("VIEs") controlled by us.

        References to share information and per share data reflect the 50-for-1 share split effected on February 14, 2011, in which every ordinary share and Series A preferred share was subdivided into 50 ordinary shares and 50 Series A preferred shares, respectively, and the par value of the shares was changed from US$0.001 per share to US$0.00002 per share for each ordinary share and Series A preferred share.

        This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. For amounts not recorded in our consolidated combined financial statements included elsewhere in this annual report, unless otherwise stated, all translation of financial data from Renminbi into U.S. dollars has been made at RMB6.2939 to US$1.00, the noon buying rate in effect on December 31, 2011 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment." On April 13, 2012, the noon buying rate was RMB6.3022 to US$1.00.

        This annual report on Form 20-F includes our audited consolidated combined statements of operations for the fiscal years ended December 31, 2009, 2010 and 2011, and consolidated balance sheet data as of December 31, 2010 and 2011.

        We completed the initial public offering of 7,187,500 ADSs, each representing 20 ordinary shares of par value US$0.00002 per share, on June 10, 2011. On June 8, 2011, we listed our ADSs on the New York Stock Exchange, or NYSE, under the ticker symbol "TAOM".

 PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

A.
Selected Financial Data

        The following selected consolidated combined statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated combined financial statements, which are included elsewhere in this annual report. Our selected consolidated combined balance sheet data as of December 31, 2008 and the selected consolidated combined statement of operations data for the period from October 8, 2007 (inception date) to December 31, 2007 have been derived from our unaudited consolidated combined financial statements that are not included in this annual report. Our selected consolidated combined balance sheet data as of December 31, 2009 has been derived from our audited consolidated combined financial statements that are not included in this annual report.

	For Period from October 8, 2007 (inception date) to December 31, 2007
		For Years Ended December 31,
		2008	2009	2010	2011
	(US$ in thousands, except share and per share data)
Consolidated Combined Statement of Operations Data:
Net revenues:
Online business	—	125	6,877	33,683	40,331
Offline business	—	—	189	2,290	5,066

Total net revenues	—	125	7,066	35,973	45,397
Cost of services(1):
Online business	—	(115)	(1,913)	(5,166)	(6,035)
Offline business	—	—	(90)	(686)	(1,653)

Gross profit	—	10	5,063	30,122	37,709

Operating expenses:
Product development expenses(1)	(7)	(314)	(1,444)	(4,649)	(10,304)
Sales and marketing expenses(1)	(14)	(183)	(893)	(1,570)	(6,255)
General and administrative expenses(1)	(39)	(407)	(1,161)	(5,729)	(7,965)
Other operating income	—	—	—	278	1,734

Total operating expenses	(60)	(904)	(3,498)	(11,670)	(22,790)

Income from operations	(60)	(894)	1,565	18,452	14,919
Interest income, net	3	4	7	240	1,410
Other income (expenses), net	—	2	(10)	(115)	667

	For Period from October 8, 2007 (inception date) to December 31, 2007
		For Years Ended December 31,
		2008	2009	2010	2011
	(US$ in thousands, except share and per share data)
Income before income taxes and share of profit in equity method investments	(57)	(888)	1,562	18,577	16,996

Income tax (expense)/benefit:
Current	—	—	(22)	(7)	(2,539)
Deferred	—	—	(271)	2,511	812

Total income tax (expense)/benefit	—	—	(293)	2,504	(1,727)

Net income before share of profit in equity method investments	(57)	(888)	1,269	21,081	15,269
Share of profit in equity method investments	—	—	49	494	4,224

Net income	(57)	(888)	1,318	21,574	19,493
Deemed dividend on Series A convertible redeemable preferred shares	—	—	(210)	(469)	(200)

Net income attributable to holders of ordinary shares	(57)	(888)	1,108	21,105	19,293

Earnings per share:
Basic	—	$(0.0018)	$0.0020	$0.0367	0.0292
Diluted	—	$(0.0018)	$0.0020	$0.0360	0.0278
Weighted average number of shares used in calculating earnings per share(2):
Basic	500,000,000	500,000,000	467,123,300	450,000,000	606,648,098
Diluted	500,000,000	500,000,000	467,123,300	458,482,370	640,377,175

(1)
Includes share-based compensation expenses as follows:

	For Period from October 8, 2007 (inception date) to December 31, 2007	For Years Ended December 31,
		2008	2009	2010	2011
	(US$ in thousands)
Share-based compensation expenses:
Cost of services	—	—	1.0	14.8	203.6
Product development expenses	—	—	10.1	80.9	814.2
Sales and marketing expenses	—	—	0.2	69.1	63.4
General and administrative expenses	—	—	61.9	5.6	915.6

Total	—	—	73.2	170.4	1,996.8
(2)
Calculated based on the number of ordinary shares of our company after the recapitalization transaction in April 2009, which has been retrospectively reflected as if the recapitalization transaction occurred at the beginning of the first period presented.

	As of December 31,
	2007	2008	2009	2010	2011
	(US$ in thousands)
Consolidated Combined Balance Sheet Data:
Cash and cash equivalents	664	348	10,835	43,087	120,679
Accounts receivable, net	—	135	800	438	1,423
Total current assets	946	642	12,338	47,684	127,066
Total assets	984	900	13,461	53,032	134,454
Total current liabilities	15	764	7,063	34,297	31,303
Advances from customers	—	47	3,497	8,684	10,223
Deferred revenue	—	46	1,904	10,783	12,913
Dividends payable	—	—	—	8,950	—
Mezzanine equity:
Series A convertible redeemable preferred shares	—	—	5,159	5,628	—
Ordinary shares	10	10	9	9	15
Treasury stock	—	—	—	—	(563)
Additional paid-in capital	993	993	988	1,158	70,782
(Accumulated deficit) retained earnings	(67)	(955)	153	11,258	30,551
Total equity	969	136	1,239	13,107	103,151
Total liabilities, mezzanine equity and equity	984	900	13,461	53,032	134,454

Exchange Rate Information

        Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, exchange rates of RMB into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB6.2939 to US$1.00, the exchange rate set forth as of December 31, 2011. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 13, 2012, the exchange rate was RMB6.3022 to US$1.00.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6017	6.2939
2011
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.3000	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 13, 2012)	6.3022	6.3048	6.3123	6.2975

Source: Federal Reserve Bank of New York and Federal Reserve Statistical Release

(1)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.
B.
Capitalization and Indebtedness

        Not Applicable.

C.
Reasons for the Offer and Use of Proceeds

        Not Applicable.

D.
Risk Factors

Risks Related to Our Business

Our limited relevant operating history makes it difficult to evaluate our business and prospects. We have incurred net losses in the past and may experience net losses or earnings declines in the future and we may not sustain our historical revenue growth rate or profitability.

        We commercially launched our first virtual world, Mole's World, in September 2008. Our limited operating history may not be able to provide a meaningful basis for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by early stage companies operating in a new and rapidly evolving industry, which may adversely affect our business and results of operations. These risks may include our potential failure to:

  •
  retain existing users and attract new users;

  •
  develop, license, or acquire additional virtual worlds that are appealing to users;

  •
  anticipate and adapt to changing user preferences;

  •
  adapt to competitive market conditions;

  •
  timely respond to technological changes or resolve unexpected network interruptions;

  •
  adequately and efficiently operate, upgrade and develop our online entertainment community;

  •
  maintain adequate control of our expenses; and

  •
  attract and retain qualified personnel.

        We incurred net losses of US$57,386 and US$887,591 for the period from October 8, 2007 (inception date) to December 31, 2007 and for the year ended 2008, respectively. We cannot assure you that we will not incur net losses in the future. We have experienced significant revenue growth in a relatively short period of time. Our net revenues increased from US$0.1 million in 2008 to US$7.1 million in 2009 and US$36.0 million in 2010, and amounted to US$45.4 million in 2011. We may not sustain our historical levels of revenue growth in future periods due to a number of factors, including, among others, economic factors out of our control, competition in the children's entertainment industry in China, in which market share can be quickly acquired or lost, and the greater difficulty of growing at sustained rates from a larger net revenue base. We expect that our total operating expenses will increase as we further grow our business. We incur substantial costs and expenses to develop, market and operate a virtual world and may not collect revenues in connection with the virtual world for some time after its commercial launch or at all. We may not succeed in our expansion in the offline business. Any failure or delay in generating revenues could result in material operating losses and harm our financial condition. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

As we currently depend on a limited number of virtual worlds for substantially all of our revenues, if any of these virtual worlds incur any adverse developments or if we are unable to develop, purchase or license additional virtual worlds that are attractive to users and result in overall revenue growth, our business, financial condition and results of operations may be materially and adversely affected.

        Our virtual worlds, Seer, Gong Fu Pai and Mole's World, contributed to the majority of our revenues in 2011. We anticipate that these and other existing virtual worlds of ours will continue to account for a substantial portion of our revenues in the near term. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

  •
  failure by us to make quality upgrades, enhancements or improvements to the existing virtual worlds in a timely manner;

  •
  delay in or discontinuation of regular content updates;

  •
  any reduction in or failure to grow the user base of these existing virtual worlds, any decrease in their popularity in the market due to intensifying competition or other factors;

  •
  any decrease in or failure to grow the amount of revenues generated from the existing virtual worlds; or

  •
  any breach of virtual world related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to our existing virtual worlds.

        In addition, in order to achieve our long-term profitability and financial and operational success, we must continually develop, purchase or license new virtual worlds that are attractive to users. Although we currently have new virtual worlds in development, they may not be released on time, may not be profitable or popular among children in China.

        The success of our internally developed virtual worlds will require additional investment prior to commercial launch. Furthermore, our ability to purchase or license successful virtual worlds will depend on their availability on acceptable terms, including price, our ability to compete effectively against other potential purchasers or licensees to attract the developers of these virtual worlds, and our ability to obtain government approvals required for the purchase or licensing and operation of these virtual worlds.

        The virtual worlds that we develop, purchase or license may not be attractive to users, may be viewed by the regulatory authorities as not complying with content restrictions, may not be launched as scheduled or may not compete effectively with our competitors' products. If we are not able to successfully develop, purchase or license virtual worlds appealing to users, our future profitability and growth prospects will decline.

We may not be able to maintain our revenues and profitability as we operate in a competitive industry and compete against many companies.

        We believe that there are a number of competing developers and operators in China providing online and offline entertainment to children. Given the relatively low capital requirements and entry barriers, we expect more companies to enter the children's entertainment industry in China. For example, our competitors could introduce a wide range of virtual worlds targeting children to the China market in a relatively short period of time. We believe our principal competitor in online children's entertainment in China is Tencent Holdings Limited, or Tencent, the developer of Roco Kingdom. Our other competitors include BaitianInfo Co., Ltd., the developer of Aobi Island. Potential competitors also include major Internet portal operators, other domestic and foreign virtual world developers and operators, media companies focused on children's entertainment and alliances between our existing and new competitors. Some of our competitors, especially major foreign and China-based publicly listed media and virtual world operators, have significantly greater financial and marketing resources and name recognition than we have. We also face these and other competitors in our offline business. Our competitors may adopt loss-leading pricing or other tactics or business models, and if these prove to be more attractive to children on a temporary or permanent basis, our users may switch to our competitors' services and products at our expense. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or maintain our user base and number of active paying accounts when competitors launch promotional campaigns targeting our user base, which could have a material adverse effect on our revenues and profitability.

We face risks and uncertainties regarding the growth of the online entertainment industry for children and market acceptance of our online products and services.

        The online entertainment industry for children in China, from which we currently derive most of our revenues, is a relatively new and evolving industry and concept. The growth of the online entertainment industry for children and the level of demand and market acceptance of our virtual worlds and other online products and services are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, some of which are beyond our control. These factors include:

  •
  the growth of personal computer, mobile devices, Internet and broadband users and penetration in China and other markets in which we offer our virtual worlds, and the rate of any such growth;

  •
  whether the online entertainment market in China, and in particular the online entertainment market for children, continues to grow and the rate of any such growth;

  •
  general economic conditions, particularly economic conditions adversely affecting discretionary spending on children's entertainment;

  •
  the availability and popularity of other forms of entertainment, particularly console system games; and

  •
  our ability to create new digital entertainment products appealing to our users, including the ability to timely update our existing virtual worlds and other services and introduce new virtual worlds and other services that attract existing and new users.

        If we fail to anticipate and effectively manage these risks and uncertainties, our market share may decrease, our business, financial condition and results of operations may be materially and adversely affected.

Our digital entertainment products and services including new virtual worlds and mobile applications may attract our users away from our established virtual worlds, and enhancements and updates to our established virtual worlds may result in certain users deciding not to participate in them, which could materially and adversely affect our business, results of operations and financial condition.

        Our digital entertainment products and service including new virtual worlds and mobile applications may attract our users away from our established virtual worlds, particularly with respect to virtual worlds with similar story lines. Although we intend to target different types of users with new virtual worlds and therefore minimize users of our existing virtual worlds migrating to later launched virtual worlds, such movement may nevertheless occur and may lead to fewer active users, reduced network effect and lower spending on subscriptions and virtual items.

        In addition, in order to retain our existing users and to attract new users, we periodically introduce new features and make changes to our established virtual worlds based on feedback gathered from our users. However, these changes may result in some of our existing users deciding not to participate in our virtual worlds, either temporarily or permanently. Our users may not respond well to enhancements to our virtual worlds or policy changes in our online entertainment community, which could materially and adversely affect our business, results of operations and financial condition.

We have no control over our distributors or licensees except through agreements we entered into with them. Our brands and reputation could be harmed and our results of operations could suffer if our distributors or licensees fail to comply with our agreements with them.

        We rely on our distributors to distribute our prepaid cards, through which our users pay subscription fees and purchase online virtual items. We also rely on our licensees to manufacture and distribute products of our licensed franchises. We have limited ability to manage the activities of our distributors and licensees, who are independent from us, except through the enforcement of agreements with them. If a significant number of our distributors or licensees fail to comply with our agreements with them, such as distribution targets, brand and service promotion arrangements, quality control standards, or protocols on approving the presentation or portrayal of our franchises, our brands and reputation could be harmed and our results of operations could suffer as a result.

We may not be successful in effectively promoting our brand or enhancing our brand recognition, and any negative publicity, regardless of its veracity, may harm our brand.

        Promoting the "Taomee" brand and enhancing its recognition as a family-friendly brand dedicated to children's entertainment is an integral part of our growth strategy. There is no assurance that we will be able to effectively promote or develop our brand and if we fail to do so, our growth may be adversely affected. In addition, negative publicity or disputes regarding our brand, products and services, company or management could materially and adversely affect public perception of our brand and the virtual worlds and other products and services we offer. Any negative publicity in relation to our services or products, regardless of its veracity, could harm our brand image among children and their parents and, in turn, result in decreases in the number of users and average net revenues per paying account from the operation of our online business. Any impact on our ability to effectively promote our brand and any significant damage to the public perception of the "Taomee" brand or our virtual worlds could materially and adversely affect our prospects and results of operations.

Unauthorized use of our intellectual property by our distributors, licensees or third parties, and the expenses incurred in protecting our intellectual property rights, may harm our brands and reputation and adversely affect our business.

        We regard our copyrights, trademarks and other intellectual property as critical to our success. Unauthorized use of our intellectual properties may harm our brands and reputation and adversely affect our business.

        We have historically relied on a combination of trademark and copyright law, trade secret protection, restrictions on disclosure and other agreements that restrict the use of our intellectual properties to protect our intellectual property rights. Although our contracts with distributors and licensees prohibit the unauthorized use of our franchises, brands and other intellectual property rights, we cannot assure you that they will always comply with these terms. Although we presently enter into confidentiality agreements with most of our employees, we cannot assure you that these confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our proprietary technology, know-how or other intellectual property will not otherwise become known to, or be independently developed by, third parties.

        As of December 31, 2011, we received approval for 184 and six trademark registrations in China and Taiwan, respectively, and are in the process of applying for registration of an additional 127 trademarks and one trademark in China and Taiwan, respectively. In addition, we have obtained 19 copyright registrations for software we developed, two of which were jointly developed and owned by us and other parties, and 136 copyright registrations for artworks owned by us. We also registered 30 domain names, including www.61.com, our primary operation website. While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. In addition, we cannot assure you that any of the above trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

        Implementation of intellectual property laws in China has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, intellectual property right protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We rely on our nationwide distribution network for a significant portion of our net revenues. If we fail to effectively manage our distributor relationships or our distributors fail to adhere to our agreements with them, our results of operations could suffer as a result.

        Although we no longer rely on any single distributor as we did before 2010, we do rely on a number of provincial and regional distributors to sell our prepaid cards. Online payment systems in China are still in a relatively early stage of development and are not as widely acceptable to users in China as compared to the United States. Also, compared to adult online users, children have fewer means to make payment through online payment channels. As a result, although we make our prepaid cards available for purchase online using an online payment system, our business is dependent on the performance of our regional distributors. In 2008, 2009, 2010 and 2011, 83.5%, 80.1%, 87.1% and 80.3%, respectively, of our net sales proceeds collected were from the sales of prepaid cards to our distributors, respectively. Our largest distributor accounted for 83.6%, 25.9% and 10.3% of our net sales proceeds generated from prepaid card sales in 2009, 2010 and 2011, respectively. Although we typically enter into semi-annual contracts with and provide performance based incentives to our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors' game cards. We plan to enter into contracts with multiple distributors at the city level and provincial level, as opposed to nation-wide level. Maintaining relationships with a significant number of distributors may be difficult and time-consuming. If we fail to maintain good relationships with, or to effectively manage, our distributors, if these new distributors may not strictly adhere to our agreements with them or provide targeted distribution in locations frequented by target users, or if the distributors promote our competitors' service and products at our expense, our results of operations could suffer as a result.

Unauthorized character enhancements, other hacking or cheating activities, and undetected programming errors or defects in our virtual worlds could harm our online business and reputation and materially and adversely affect our results of operations.

        With the increase in the number of virtual world users in China, virtual world operators have increasingly encountered problems arising from the use of unauthorized character enhancements, theft of user account passwords and other hacking or cheating activities. We have from time to time detected a number of users who have gained an unfair advantage by installing hacking or cheating tools to facilitate character progression. In response to these activities, we have installed detection mechanisms in our virtual worlds to identify various hacking and cheating activities, and have expanded our technical team dedicated to detecting unauthorized character enhancements and resolving other hacking issues.

        In addition, our virtual worlds may contain undetected programming errors or other defects. Continued occurrences of unauthorized character enhancements, other hacking or cheating activities, and undetected errors or defects in our virtual worlds may negatively impact the image of our virtual worlds and users' perception of their reliability, decrease the number of users, reduce the users' interest in purchasing virtual items, shorten the life span of the virtual worlds and adversely affect our results of operations. A constant recurrence of these activities may require us to shift our management's and personnel's attention from research and development and other operations to focus instead primarily on anti-hacking programs and activities, which could hurt our ability to develop and launch new virtual worlds and could materially and adversely affect our business, financial condition and results of operations.

If we fail to successfully execute our growth strategies, including our current expansion into film and television, our future results of operations and growth prospects may be materially and adversely affected.

        As part of our growth strategy, we have expanded from the online business to the offline business, such as film and television. Expansion into these or other new businesses or adoption of other new business models present operating and marketing challenges that are different from those that we currently encounter. We face competition from existing players within these markets who may have more experience and resources. We may need to satisfy different regulatory requirements and obtain additional licenses or permits from relevant regulatory authorities. If we cannot successfully address these new challenges and compete effectively in these markets or under these business models, we may not be able to enter into or operate these offline businesses, attract a sufficiently large number of audience or customers, or recover costs incurred for developing and marketing these products or services, and our future results of operations and growth strategies could be materially and adversely affected as a result. For example, if the films currently in production cannot be released for any reason, or if the releases do not generate sufficient sales, we may not be able to recover our costs and fail to achieve growth through film production as a result. Pursuing these and other growth strategies in our offline business may also require us to expand our operations through internal development efforts and through partnerships, joint ventures, investments and acquisitions. If we are unable to successfully implement our growth strategies, our revenue and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful.

        Our strategy includes plans to grow both organically and through acquisitions, joint ventures or other strategic alliances, such as the investments we made in December 2009 and November 2011 in Elyn Corporation, a Cayman Islands company, which operates our virtual worlds in Taiwan, Hong Kong and Macau through Taiwan Taomee Co., Ltd., or Taiwan Taomee, its subsidiary in Taiwan. In October 2010, Shanghai Taomee invested in a minority stake in Shenzhen Ruigao Information Technology Co., Ltd., or Shenzhen Ruigao, a newly established Chinese company principally engaged in the research and development of hardware and platform for handheld game consoles in China. We also made investments in November 2011 in Joy Children Technology Co., Ltd., or Joy Children, a newly established holding company of Taiwan Taomee established in Taiwan. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

        In addition, our ability to successfully integrate acquired companies may be adversely affected by a number of factors. These factors include diversion of management's attention, difficulties in retaining personnel of the acquired companies, unanticipated legal liabilities, and tax and accounting issues in association with the acquisition and business combination. If we fail to integrate acquired companies efficiently, our earnings, revenues growth and business could be negatively affected.

        Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products in which the acquired companies specialize, and the loss of personnel. If we are not able to realize the benefits envisioned for such acquisitions, our business and results of operations could be materially and adversely affected.

Our limited resources may affect our ability to manage our growth.

        Our growth to date has placed, and our anticipated further expansion will continue to place, a significant strain on our management, systems and resources. For example, during the period following the commercial launch of our first virtual world in September 2008 to December 31, 2011, the total number of our employees increased from 52 to 575. We intend to increase our employee headcount even further by adding research and development personnel. To accommodate our growth pursuant to our strategies, we anticipate that we may need to implement and maintain a variety of new and upgraded operational and financial systems, procedures and controls, and to improve our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our users, our distributors and third-party product and service providers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Our failure to anticipate or successfully implement new technologies could render our game engines, development platforms or virtual worlds unattractive or obsolete, and reduce our revenues and market share.

        Our proprietary engines for powering our virtual worlds, online games, and mobile applications, our flexible and secure software framework and anti-cheating expertise are critical to our success. Our industry is subject to rapid technological changes. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our development capabilities and our virtual worlds competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which virtual world technology has been and will continue to be developed, we may not be able to timely upgrade our engines or the software framework for our virtual world development in an efficient and cost-effective manner, or at all. New technologies in virtual world programming or operations could render our technologies, our existing virtual worlds or the virtual worlds that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related product development costs, purchase costs and licensing fees, which could result in a decline in our revenues and market share.

We may be subject to intellectual property infringement claims, which could be time-consuming and costly to defend and may result in diversion of our financial and management resources and our inability to continue providing some of our existing virtual worlds.

        We cannot assure you that our franchise characters, our plots, or other content posted on our websites or made available through our video site, has not infringed or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business within the relevant statute of limitation. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, be forced to pay fines and damages, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of our financial and management resources in defending against these third-party infringement claims, regardless of their merit. Successful infringement or other intellectual property rights claims against us may result in substantial monetary liabilities, which may disrupt our operations and materially adversely affect our business, results of operations and prospects.

        Some of our employees were previously employed at other companies, including our current and potential competitors. We also intend to hire additional personnel to expand our development team and technical support team. To the extent these employees are involved in the development of content or technology similar to ours at their former employers, we may become subject to claims that such employees or we may have appropriated proprietary information or intellectual properties of the former employers of our employees. If we fail to successfully defend such claims against us, our results of operations could be materially and adversely affected.

We could be liable for our users' privacy being compromised, which may have a material adverse effect on our reputation and business.

        Although we seek to provide a safe playing environment for our users by implementing a sophisticated security mechanism, our virtual worlds are subject to infiltrating behaviors from child predators and others who hack the accounts of our users to gain progression advantages, access these users' accounts, or for other purposes. Despite our efforts to employ security features to filter offensive content and monitor users' interactions, there is no guarantee that we can successfully keep our users free from predatory behavior, offensive contact or other acts that violate the privacy of our users. A significant number of failures to prevent our users' exposure to such infiltration would severely harm our reputation and business.

We could be liable for breaches of security of our website and third-party payment systems, which may have a material adverse effect on our reputation and business.

        In 2009, 2010 and 2011, 19.9%, 12.9% and 19.7%, respectively, of our net sales proceeds collected were generated from sales of our virtual currency through third-party payment systems. In such transactions, secure transmission of confidential information, such as users' debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our official website, is essential for maintaining user confidence. We currently provide password protection for all of our users' accounts. In addition, we are developing new tools to better ensure the security of our users' accounts in the future. While we have not experienced any breach of our security to date, we still must prevent future breaches and current security measures may be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as a result of the expanded user base and the growing use of online payment systems. We also expect that associated online crime will likely increase accordingly. We must therefore be prepared to increase our security measures and efforts so that our users have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third-party payment operators, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to safeguard confidential user information, which could harm our reputation and our ability to attract users and may have a material adverse effect on our business.

The successful operation of our online business depends on the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

        Our online business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has pledged to improve the Internet infrastructure in China as part of its stimulus packaged introduced in the first quarter of 2009, a more sophisticated Internet infrastructure may not be developed in China. We or the users of our virtual worlds may not have access to alternative networks in the event of disruptions, failures or other problems with China's Internet infrastructure.

Unexpected network interruptions, network security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

        Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. All of the servers operating our virtual worlds, all of the servers handling log-in, billing and data back-up matters for us, and all of our backup servers are hosted and maintained by third-party service providers. Major risks involved in such network infrastructure include any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures that may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

        In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hacking and similar events. Any network interruption, virus or other inadequacy that causes interruptions in the availability of our virtual worlds or deterioration in the quality of access to our virtual worlds could reduce our users' satisfaction and ultimately harm our business and results of operations.

We face risks associated with the licensing of our virtual worlds overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

        As of the date of this annual report, we have granted to Elyn Corporation, a Cayman Islands company we invested in, an exclusive license to operate Mole's World, Seer and Flower Fairy, and also granted to Taiwan Taomee an exclusive licenses to operate Gong Fu Pai and another social game in Hong Kong, Macau and Taiwan. We entered into a licensing agreement for a leading Internet company in Vietnam to operate one of our virtual worlds in April 2011. We may license our existing and new products in other countries and regions in the future. The offering of our products in the international markets could expose us to a number of risks, including:

  •
  difficulties in identifying and maintaining good relationships with licensees who are knowledgeable about, and can effectively distribute and operate our products in, international markets;

  •
  difficulties in maintaining the reputation of our company and our products, given that our virtual worlds are operated by licensees in the international markets pursuant to their own standards;

  •
  difficulties in protecting our intellectual property rights internationally and the associated costs;

  •
  difficulties and costs relating to compliance with the different commercial, legal and tax requirements of the international markets in which we offer our products, such as foreign ownership restrictions, game import regulatory procedures, taxes and other restrictions;

  •
  difficulties and uncertainties in obtaining software export contract registration license from the relevant PRC authorities;

  •
  fluctuations in currency exchange rates; and

  •
  interruptions in cross-border Internet connections or other system failures.

Our business depends substantially on the continuing efforts of our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

        Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Benson Haibing Wang, our chief executive officer, Mr. Paul Keung, our chief financial officer, Mr. Crow Zhen Wei, our chief technology officer, Mr. Roc Yunpeng Cheng, our chief operating officer and Mr. Frank Chenghua Zhu, our vice president. If one or more of our senior management or key personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain key personnel.

        If any of our management or key personnel joins a competitor or forms a competing company, we may lose users, distributors, know-how and key professionals and staff members. Each of our executive officers has entered into employment agreements and confidentiality agreements and the majority of them have entered into non-competition agreements with us. However, if any dispute arises between our officers and us, the non-competition provisions contained in their non-competition agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the ground that we have not provided adequate compensation to these executive officers for their non-competition obligations, which is required under the relevant PRC regulations.

We may not be successful in attracting and retaining qualified personnel and our business and results of operations could be negatively impacted.

        We will need to hire and retain additional qualified employees to support our existing operations and planned expansion. Our ability to anticipate and effectively respond to changing user needs depends in part on our ability to attract and retain experienced personnel for our online and offline businesses in technology, graphic design, operation and other functions. The effective operation of our information technology system, call center, logistics and other back office functions also depends in part on our professional employees. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified key personnel that we will need to achieve our business objectives. In addition, as our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other holders of our ordinary shares and ADSs.

        As of December 31, 2011, our founders, Mr. Jason Liqing Zeng, Mr. Benson Haibing Wang, Mr. Crow Zhen Wei and Mr. Roc Yunpeng Cheng, who beneficially own our shares through a number of holding entities, and the Qiming Funds together hold 65.1% of our outstanding share capital. Accordingly, our founders and the Qiming Funds have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election and change of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, these principal shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders.

Our operating results fluctuate from period to period, making them difficult to predict and may not be indicative of future performance.

        Our operating results from period to period are highly dependent upon, and will fluctuate as a result of a variety of factors, including:

  •
  seasonal trends in revenue generation as a result of seasonal fluctuations of active users and online play time, which peaks during summer and winter school vacation periods, which usually occur in the first and third quarters of each year when children have more online playtime, and falls during second and fourth quarters of each year, and generally increases during the Chinese New Year holidays, which occurs in the first quarter of each year, when children are given extra pocket money;

  •
  the introduction of virtual worlds and other online and offline services and products;

  •
  the quality, variety, popularity and mix of virtual items and online and offline services and products available for purchase and related promotional efforts;

  •
  the period of time over which we recognize revenue for some of our virtual items in our virtual worlds, which in certain cases is based on the estimated lifespan of our virtual items, which may be adjusted from time to time;

  •
  content development costs and licensing or royalty payments; and

  •
  the expansion of our distribution network and the related discounts and rebates.

        For example, as a result of the seasonality effect discussed above, our revenue from online business was higher in the first quarter of 2011 as compared to the second quarter of 2011 and we expect a similar decrease in revenue from online business in the second quarter of 2012 as compared to the first quarter of 2012.

        Additionally, because most of our operating expenses are expected to increase in absolute amount in the near future as we continue to expand our business, our net income during any given quarter may be adversely affected by any decrease in revenue due to the seasonality effect.

        Due to these and other factors, our operating results will vary from period to period, will be difficult to predict for any given period, may be adversely affected from period to period and may not be indicative of our future performance.

If we fail to establish or maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

        As a U.S. public company, we are subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012, we will be required to prepare a management report on our internal controls over financial reporting containing our management's assessment of the effectiveness of our internal controls over financial reporting. In addition, depending on our market capitalization, our independent registered public accounting firm may be required to attest to and report on our management's assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

        Our company was founded in October 2007, and our first virtual world was commercially launched in September 2008. Prior to the initial public offering, we had been a private company with a short operating history and limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated combined financial statements for 2008, 2009, 2010, we and our auditors, an independent registered public accounting firm, identified certain material weakness and significant deficiencies in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB. The material weakness observed was our lack of sufficient accounting resources and expertise necessary to comply with U.S. GAAP and to prepare and review financial statements and related disclosures under U.S. GAAP for SEC reporting and compliance purposes. The significant deficiencies observed were that we lacked adequate documentation for internal control policies at the entity level and a number of financial reporting and asset management procedures. We also identified a deficiency in the procedures for compiling our operating data when we detected an error in the algorithm of the software program we used to compile operating data, which program is separate from our financial reporting system.

        Following the identification of the material weakness and significant deficiencies, we undertook certain remedial steps to address them, including adding accounting and finance personnel with US GAAP experience, hiring a chief financial officer in February 2011, providing access to training programs to accounting personnel, and adopting internal controls and other financial closing and reporting policies. We also plan to implement more rigorous internal control procedures to ensure the accuracy of our operating data. To further our efforts in this regard, we have implemented two separate software programs using two separate software engineers that compile the operating data based on the same source data, and cross-check the results from their calculations in order to timely detect any error in the calculations. We also performed an entity-level risk assessment to assess the design effectiveness of our internal control, conduct remediation for deficiencies, and maintained internal control documentations. In addition, we have engaged a professional and leading Sarbanes-Oxley external consultant in October 2011, and have appointed an internal audit director who has over 10 years' of experience in internal control in August 2011, in order to remediate the material weakness and significant deficiencies and other deficiencies in our internal controls over financial reporting previously identified.

        However, we may identify additional control deficiencies as a result of the assessment process we will undertake in compliance with Section 404. As noted above, we are not required to prepare a management report on our internal controls over financial reporting containing our management's assessment of the effectiveness of our internal controls over financial reporting for the year ended December 31, 2011. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting in the future. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

        Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples' Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be unable to secure additional funding in the future or to obtain such funding on favorable terms.

        We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity securities or securities convertible into our ordinary shares could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. Financing may not be available in amounts or on terms acceptable to us, if at all, especially if there is a recession or other events causing volatilities in the capital markets worldwide.

We have limited insurance coverage which could expose us to significant costs and business disruption.

        Other than insurance for some of the vehicles used in our business, we have not purchased any insurance to cover our assets, property and business. If we were to incur substantial losses or liabilities due to fire, explosions, floods, a wide range of other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

        We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our PRC subsidiary, Shanghai Shengran Information Technology Co., Ltd., or Shanghai Shengran, is a foreign-invested enterprise. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate online virtual worlds, including Internet content provision, Internet culture operation and Internet publishing licenses. In light of these restrictions, we rely on our VIE, Shanghai Taomee, to hold and maintain the licenses necessary to operate our virtual worlds in China. We do not have any equity interest in Shanghai Taomee but receive its economic benefits through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with Shanghai Taomee and its shareholders which provide us with a substantial ability to control Shanghai Taomee. For a description of these contractual arrangements with Shanghai Taomee, see "Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Taomee and its Shareholders."

        The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MII Circular, issued by the MII, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision to conduct any value-added telecommunications business in China. Under the MII Circular, a domestic company that holds an Internet content provision license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local

Internet content provision license holder. The MII Circular further requires each Internet content provision license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the MII Circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

        In the opinion of Allbright Law Offices, our PRC counsel, (i) the ownership structure and the business and operation model of Shanghai Shengran and Shanghai Taomee are not in violation of any provisions of applicable PRC laws and regulations, and (ii) each contract under Shanghai Shengran's contractual arrangements with Shanghai Taomee and its shareholders is valid and legally binding. However, there are uncertainties regarding the interpretation and application of PRC laws and regulations, including the MII Circular. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

        If we are found to be in violation of any existing or future PRC laws or regulations, including the MII Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Shanghai Shengran or Shanghai Taomee's business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties.

        Our virtual worlds are deemed online games by relevant PRC government authorities and we are subject to relevant PRC regulations on operators of online games. On September 28, 2009, the General Administration of Press and Publication, or the GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening of the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. We are not aware of any online game companies adopting the same or similar contractual arrangements as ours having been penalized or ordered to be terminated since the GAPP Notice first became effective. As advised by our PRC counsel, Allbright Law Offices, there is uncertainty with respect to the implementation of the GAPP Notice; however, the GAPP is unlikely to directly affect our control over our PRC subsidiary and VIEs without joint actions with other authorities including the Ministry of Culture, based on the GAPP Notice, since (i) according to the relevant provisions of the Regulation on the Main Functions, Internal Organization and Staffing of the GAPP issued by the General Office of the State Council on July 11, 2008, or the Regulation on Three Provisions, the GAPP is authorized to approve the publication of online games before their launch on the Internet, while the Ministry of Culture is authorized to administer and regulate the overall online game industry; (ii) a circular on the interpretation of the Regulations on Three Provisions, which was issued by the office of the Central Organization Establishment Commission on September 7, 2009, provides that once an online game is launched on the Internet, it will only be regulated by the Ministry of Culture, and that if an online game is launched on the Internet without prior approval of the GAPP, the Ministry of Culture, instead of the GAPP, is the direct authority to investigate the game; and (iii) the original set of our contractual agreements with our significant VIE took effect in June 2009, which was prior to the effective date of the GAPP Notice. There are, however, uncertainties regarding the interpretation and application of the GAPP Notice. Accordingly, we cannot assure you that the GAPP will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. In the event that we, our PRC subsidiary or VIEs are found to be in violation of the GAPP Notice to operate our online virtual worlds, the GAPP in conjunction with the relevant regulatory authorities would have the power to investigate and deal with such violations, including in the most serious cases where relevant licenses and registrations would be suspended or revoked.

Our contractual arrangements with Shanghai Taomee and its shareholders may not be as effective in providing control over Shanghai Taomee as direct ownership of this company.

        We conduct our business in China through Shanghai Taomee. Our contractual arrangements with Shanghai Taomee and its shareholders provide us with effective control over Shanghai Taomee. See "Item 4. Information on the Company—Organizational Structure—Contractual Arrangements with Shanghai Taomee and its Shareholders." As a result of these contractual arrangements, we are considered to be the primary beneficiary of Shanghai Taomee and accordingly, we consolidate the results of operations, assets and liabilities of Shanghai Taomee in our financial statements.

        Although we have been advised by Allbright Law Offices, our PRC legal counsel, that each contract under these contractual arrangements is valid and legally binding, these contractual arrangements may not be as effective in providing us with control over Shanghai Taomee as direct ownership of this company. If Shanghai Taomee or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

        These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our VIE, and our ability to conduct our business may be negatively affected. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us."

The shareholders of Shanghai Taomee may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        Shanghai Taomee is jointly owned by Mr. Jason Liqing Zeng, our chairman, Mr. Benson Haibing Wang, our co-founder, director and chief executive officer, Mr. Crow Zhen Wei, our co-founder, director and chief technology officer, Mr. Roc Yunpeng Cheng, our co-founder, director and chief operating officer, Mr. Bin Wang and Mr. Yuliang Feng. In addition, except for Mr. Bin Wang and Mr. Yuliang Feng, the above other individuals are also directors or executive officers of Shanghai Taomee. The PRC Company Law provides that a director or member of management owes a fiduciary duty to the company he directs or manages. The abovementioned individuals, except for Mr. Bin Wang and Mr. Yuliang Feng, must therefore act in good faith and in the best interests of Shanghai Taomee and must not use their respective positions for personal gain. These laws do not require them to consider our best interests when making decisions as a director or member of management of Shanghai Taomee.

        Conflicts of interests between these individuals' role as shareholders or directors of Shanghai Taomee and their duties to our company may arise. We cannot assure you that when conflicts of interest arise, these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause Shanghai Taomee to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Shanghai Taomee, and receive economic benefits from it. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company and a conflict could result in these individuals as officers of our company violating fiduciary duties to us. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of Shanghai Taomee, we would have to rely on legal proceedings, which could result in disruption of our business, and there would be uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements we have entered into may be subject to scrutiny by the PRC tax authorities, and a finding that we or our affiliated entities owe additional taxes could reduce our net income and the value of your investment.

        As required by applicable PRC laws and regulations, arrangements and transactions among related parties need to be periodically filed with local tax authorities and may be subject to audit or challenge by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Shanghai Shengran and Shanghai Taomee do not represent pricing at arm's length and adjust Shanghai Taomee's income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Shanghai Taomee, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for underpaid taxes. Our net income may be adversely affected if our affiliated entities' tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Risks Related to Doing Business in China

Changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

        Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. For example, due to the global financial crisis, the growth of the Chinese economy also slowed down in the second half of 2008 and early 2009. Any prolonged slowdown in the Chinese economy, in particular the information technology industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our users may decrease spending on our products, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

        Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China's economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China's significant growth in the past 30 years. If the PRC government's current or future policies fail to help the Chinese economy achieve further growth or otherwise negatively affect our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Uncertainties in PRC government policies and regulations regarding virtual worlds and online games and children's Internet use in China may adversely affect our business

        In April 2007, the GAPP, the MII, the Ministry of Education, the Ministry of Public Security, and other relevant government authorities jointly issued a circular concerning the mandatory implementation of an addiction prevention program in virtual worlds and online games, which aims to protect the physical and psychological health of minors. This circular requires all virtual worlds to incorporate an addiction prevention program and an identity verification system, both of which limit the amount of time that a minor or other user may continuously spend participating in a virtual world or playing an online game. Failure to do so may subject us to certain penalties, such as suspension of Internet publishing operation and relevant Internet-access services or revocation of relevant licenses.

        On June 3, 2010, the Ministry of Culture, or the MOC, adopted the Provisional Administration Measures of Online Games, or the Online Games Administration Measures, which became effective as of August 1, 2010. The MOC also issued a notice regarding the implementation of the Online Games Administration Measures. We are required to establish the identity verification systems within three months of the effectiveness of the Online Games Administration Measures for online games and virtual worlds which started operation after August 1, 2010, and within six months for those which started operation prior to August 1, 2010. Failing to do so may subject us to an order from relevant authorities to rectify and a fine up to RMB20,000 (US$3,054).

        However, since the users of our virtual worlds are principally minors, the implementation of an identity verification system has practical difficulties, mainly because minors do not have PRC identity cards. We understand that the purpose of identity verification system required under the abovementioned circular issued in 2007 is to facilitate addiction prevention, hence, we have implemented addiction prevention programs for all users of our virtual worlds. We have established the identity verification system in all of our virtual worlds (including the three virtual worlds launched after August 1, 2010) and are currently using it as one of the ways for registration. We plan to use the identity verification system as the only option for registration once required by relevant authorities.

        In addition, a notice jointly issued by several central governmental agencies in February 2007 increased the punishment for Internet cafés admitting minors. As Internet cafés provide means for children to access the Internet especially in smaller cities, this restriction may adversely affect our plan for growth in these cities. Further strengthening of these regulations, or enactment by the PRC government of any additional laws to further tighten its administration over the Internet, online games, and, in particular, the Internet use and access to online games and virtual worlds by children, may result in less time spent by users or fewer users, which may materially and adversely affect our business results and prospects for future growth.

The laws and regulations governing virtual worlds and online games in China are developing and are subject to future changes. If we or the third-party publishers we work with fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

        The online game industry in China is heavily regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the GAPP, the Ministry of Culture and the Ministry of Public Security, have the authority to issue and implement regulations governing various aspects of the online game industries.

        We are required to obtain applicable permits or approvals from different regulatory authorities in order to operate our virtual worlds. An Internet content provider, or ICP, such as Shanghai Taomee, must obtain an ICP license in order to engage in any commercial ICP operations in China. Online game operators must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP in order to distribute games through the Internet. We hold the Internet culture operation license issued by the Ministry of Culture and the Internet publishing license issued by GAPP.

Prior to obtaining the Internet publishing license from GAPP, we worked with third party publishers to publish Mole's World, Seer, Flower Fairy and Gong Fu Pai. The term of our agreements with that publisher in connection with these five virtual worlds will expire on December 2, 2014, January 3, 2015, February 7, 2015, August 11, 2015 and April 10, 2016, respectively. The current PRC rules are not clear as to whether this practice is permissible, or whether any penalties will be imposed on this practice. We have made verbal inquiries with the officials at the GAPP and have been informed that the GAPP is aware of this practice and do not object to such practice, through which a virtual world operator publishes its virtual worlds via a third-party publisher, so long as the Internet publication of these virtual worlds has been approved by the GAPP. The process for GAPP approval is lengthy. We have obtained approvals for the Internet publications of Mole's World, Seer, Magic Haqi, Flower Fairy, Gong Fu Pai, Poke's Journey, Mole Hero and Seer II from the GAPP. If this practice is later challenged by the GAPP, or if we cannot obtain the GAPP approval for our virtual worlds to be launched in future or fail to maintain any of our permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

        As virtual worlds and online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have. As a result, uncertainties exist regarding the interpretation and implementation of current and future PRC laws and regulations applicable to virtual worlds. We cannot assure you that we will be able to timely obtain required licenses or any other new license required in the future, or at all. We cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

The laws and regulations governing animation televisions and films in China are developing and are subject to future changes. If we or the third-parties we work with fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

        The film and animation industry of PRC is regulated mainly by the State Administration of Radio, Film and Television, or SARFT. The administration of the foregoing industry is mainly focused on the production and broadcasting of a film and animation television series.

        According to the Regulations on the Administration of Movies promulgated by the State Council of PRC on December 25, 2001 which took effective as of February 1, 2002, the film production entity is required to either obtain a Film Production License for engaging in film production activities or an One-Time Film Production License for each single film to be produced. In addition, upon the completion of the film making, the film production entity is required to submit the film to the local branch of SARFT for examination. SARFT will issue a License of Public Screening for each film that passes such examination, allowing the broadcast of such film to the public.

        On July 19, 2004, SARFT promulgated the Administration Rules on the Production and Operation of Broadcasting Television Programs, pursuant to which an entity that plans to produce and operate television and broadcast programs in China is required to obtain the License for Producing and Operating Television and Broadcast Programs. On July 11, 2006, SARFT issued Provisional Regulations on Filing and Publicity of Domestic Television Animations, stipulating that registrations for domestic television animations must be filed with, and be publicly displayed by, SARFT prior to their production. On February 14, 2008, SARFT promulgated the Notice of the State Administration of Radio, Film and Television on Strengthening the Administration of the Broadcasting of Domestic Animation Series and on May14, 2010, SARFT further promulgated Regulations on Content of Television Series, which stated that for each domestic television animation completed, the animation production entity is required to obtain the Domestic Animation Publication License prior to the broadcast of such domestic television animation to the public.

        We cooperate with third parties with the requisite qualifications and licenses in the production and distribution of the animation series and film based on our Mole's World franchise and the film based on our Seer franchise. Shanghai Taomee Animation Co., Ltd. has obtained the license for the production and broadcasting of radio and television program, and the license for the broadcasting of Seer I animation series. If we fail to renew the Broadcasting and Television Program Production License obtained by us or if we or the third parties we worked with cannot obtain the license from SARFT for any of our future animation television series or films, the business of animation and film production will be adversely affected. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.

        The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements could result in the revocation of ICP and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

        In addition, the MIIT has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.

        As these regulations are subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.

There are currently no laws or regulations in the PRC governing property rights of virtual assets and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our users.

        Users of our virtual worlds acquire and accumulate some virtual assets, such as performance-enhancing items, clothing, accessories and other in-game items. Such virtual assets can be highly valued by users. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no PRC laws and regulations governing property rights of virtual assets. As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of virtual worlds such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by users. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by users, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by users. In the event of a loss of virtual assets, we may be sued by users and may be held liable for damages.

Restrictions on virtual currency may adversely affect our game operations revenues.

        Our virtual world operations revenues are collected through the sale of our prepaid cards. The Notice on the Reinforcement of the Administration of Online Games issued by the Ministry of Culture and other governmental authorities on February 15, 2007, directs the People's Bank of China to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice also applies to virtual worlds we operate. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game items. On June 4, 2009, Ministry of Culture and Ministry of Commerce jointly issued Notice on the Reinforcement of the Administration of Virtual Currency in Online Games, which defines what virtual currency is and requires that entities obtain the approval from the Ministry of Culture before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. We have obtained the approval from the Ministry of Culture for the issuing of our virtual currency. These restrictions on virtual currency may result in lower sales of our prepaid cards, and could have an adverse effect on our revenues from online business.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

        Shanghai Taomee, as a "software enterprise," enjoys a full exemption from enterprise income tax, or EIT, in 2009 and 2010 and a 50% reduction in the EIT rate from 2011 to 2013. The reduced applicable EIT rate of Shanghai Taomee would be 12.5% from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010. Shanghai Shengran received certification as a "software enterprise" in September 2010, and is entitled to enjoy full exemption from EIT for two years starting from its first profitable year, and 50% reduction in EIT rate in the three subsequent years. The relevant tax authorities informed Shanghai Shengran in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013. If Shanghai Taomee and Shanghai Shengran fail to maintain their respective qualification as a "software enterprise," the effective EIT rate will increase, which could adversely affect our results of operations.

        Various local governments in China have provided discretionary preferential tax treatments to us. However, these local governments may decide to reduce or eliminate these preferential tax treatments at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Any expiration, reduction or discontinuation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus have a material adverse effect on our operating results.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business.

        We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiary in China for our cash requirements, including the funds necessary to service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The registered capital of Shanghai Shengran is US$2.5 million. As of the date of this annual report, Shanghai Shengran has made allocations to its statutory reserve fund in compliance with the applicable PRC laws and regulations. Furthermore, if our subsidiary in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiary. If earnings from our PRC subsidiary were to decline, our earnings and cash flow would be materially and adversely affected. Our cash flows are principally derived from dividends paid to us by our PRC subsidiary. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiary and its ability to pay dividends out of its earnings. Our PRC subsidiary does not have a history of paying dividends. We cannot assure you that our PRC subsidiary will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

        In addition, under the PRC Enterprise Income Tax Law and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiary after January 1, 2008 and payable to us may be subject to a 10% withholding tax if the PRC tax authorities determine that we are a non-resident enterprise, unless there is an applicable tax treaty with China that provides for a different withholding arrangement and we are deemed to be entitled to such favorable treatment.

We may be classified as a "resident enterprise" for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.

        The PRC Enterprise Income Tax Law provides that enterprises established outside China whose "effective management" are located in China are considered "resident enterprises" and will generally be subject to the uniform 25% EIT rate as to their global income. Under the implementation regulations, "effective management" is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

        In April 2009, the State Administration of Taxation released a circular that sets out the standards and procedures for recognizing the location of the "effective management" of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise. Under the circular, a Chinese Funded Enterprise is considered a resident enterprise if all of the following applies: (i) a Chinese Funded Enterprise's major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise's financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC. The circular explicitly provides that the above standards apply to the enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, and therefore such standards may be cited for reference only and may not be directly adopted when considering whether our "effective management" is in the PRC or not. Accordingly, it is still uncertain whether we may be considered a resident enterprise under the PRC EIT Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, we will be subject to a 25% PRC income tax on our global income and such 25% PRC EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

If we are classified as a "resident enterprise" for PRC enterprise income tax purposes, you may be subject to PRC withholding tax on dividends from us and to PRC income tax on gain realized on the transfer of our ADSs or ordinary shares.

        Under the PRC Enterprise Income Tax Law and related implementation regulations, PRC EIT withholding tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. In addition, any gain realized on the transfer of ADSs or shares by such investors is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty otherwise provides. If we are considered a PRC "resident enterprise," it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the PRC EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are "non-resident enterprises," or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

        We conduct our business primarily through our subsidiary and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

        Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

        Substantially all of our cash inflows and outflows are denominated in Renminbi. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations such as payment of dividends declared in respect of our ordinary shares. Under China's existing foreign exchange regulations, our PRC subsidiary is able to make payments of current accounts, like dividends to its offshore holding companies, in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC authorities will not take further measures in the future to restrict access to foreign currencies for current account transactions. We may also have different views with the PRC authorities with respect to certain foreign exchange transactions. These and other uncertainties with respect to currency exchange controls may have a material adverse impact on our operations and financial condition.

Governmental control of currency conversion may affect the value of your investment.

        The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiary and our PRC subsidiary's ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules.

        SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose vehicle." PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In May 2007 and May 2011, respectively, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the SAFE notice.

        All our individual shareholders who are subject to Circular 75 have completed registration with SAFE with regard to the establishment of our company or their shareholding in our company as required under Circular 75, and they have also filed application for change of registration to reflect our company's investment activities and later share subdivision. We are committed to compliance with Circular 75 and have taken steps to ensure that our shareholders and beneficial owners who are subject to Circular 75 also comply with the relevant rules. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiary and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiary and our PRC subsidiary's ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

All employee participants in our share incentive plans who are domestic individuals may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

        In December 2006, the People's Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either current account or the capital account. In January 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE promulgated the Notice regarding Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Plan of Overseas-Listing Companies, or the Stock Option Rule, which substitutes the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Companies promulgated by SAFE on March 28, 2007. Under the Stock Option Rule, the domestic individuals as defined under the Foreign Exchange Administration Regulations who are granted stock options or other incentive alternatives by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures.

        We and our relevant employees participating in our stock incentive plan are subject to the Stock Option Rule. Failure to comply with the Stock Option Rule and other relevant rules will subject us or our relevant employees participating in our stock incentive plan to fines and other legal or administrative sanctions and impose restrictions on our execution of option plans, including the grant of options under such plans to our employees, which could adversely affect our business operations. As the laws and regulations of PRC in relation to domestic individual's participation in the stock option plan of overseas companies are developing, we may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

        The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an over 20% appreciation of the RMB against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiary in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S.

dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

        On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended by the Ministry of Commerce on June 22, 2009. The regulations require offshore special purpose vehicles that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the above regulations remain unclear, and the initial public offering may ultimately require approval from the CSRC, and if it does, it is uncertain how long it will take us to obtain the approval. If CSRC approval is required for the initial public offering, our failure to obtain or delay in obtaining the CSRC approval for the initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

        Our PRC counsel, Allbright Law Offices, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange, because we do not constitute a special purpose vehicle, as defined by the New M&A Rules, which is required to obtain approval from the CSRC for overseas listing, and no public record is found indicating that any of the issuers having similar onshore corporate structures and already listed on an off-shore stock exchange has been required by the CSRC to procure the approval of the CSRC prior to its listing.

        The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face risks of health epidemics and other disasters, which could severely disrupt our business operations.

        Our business could be materially and adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. Any adverse public health developments in China could require the temporary closure of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations.

        Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events, all of which may disrupt our business. If any significant man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

The enforcement of labor contract law and increase in labor costs in the PRC may adversely affect our business and our profitability.

        China adopted a labor contract law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively. The labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment upon permitted termination of the employment by an employer and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed term employment contract. Due to the limited period of effectiveness of the labor contract law and its implementation rules and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules and we may be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may be volatile.

        The market price for our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on June 10, 2011, trading price of our ADSs have ranged from US$3.95 to US$17.90 per ADS, and the last reported trading price on April 17, 2012 was US$5.58 per ADS.

        The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors within and outside our control including, but not limited to, the following:

  •
  actual or anticipated fluctuations in our quarterly results of operations;

  •
  regulatory developments affecting us or our industry;

  •
  changes in the economic performance or market valuations of other companies operate in our industry;

  •
  changes in financial estimates by securities research analysts;

  •
  announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

  •
  fluctuations of exchange rates between RMB and the U.S. dollar;

  •
  intellectual property litigation;

  •
  economic or political conditions in China;

  •
  additions to or departures of our senior management;

  •
  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

  •
  sales or perceived potential sales of additional ordinary shares or ADSs.

        In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or the perception of sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

        Additional sales of our ADSs or ordinary shares, including ADSs or ordinary shares issuable upon the exercise of our outstanding stock options, in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.

        In addition, we may issue additional ordinary shares or ADSs. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

        As an ADS holder, you may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying your ADSs.

        Pursuant to our third amended and restated memorandum and articles of association, we may convene a shareholders' meeting upon ten days' notice. When a shareholder's meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are organized under Cayman Islands law, conduct substantially all of our operations in China and the majority of our directors and officers reside outside the United States.

        We are organized in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our current operations in China through our subsidiary and affiliated entities in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

        Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, and by the Companies Law (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under

Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

Our management have considerable discretion as to the use of the net proceeds received by us from the initial public offering and you may not agree with our management on these uses.

        Our management have considerable discretion in the application of the net proceeds received by us from the initial public offering or future offerings. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of the initial public offering or future offerings. The net proceeds may be used for general corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from the initial public offering or future offerings may be placed in investments that do not produce income or lose value.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

        Our third amended and restated articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

        Based on the market price of our ADSs and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements with our affiliated entity, Shanghai Taomee, will be treated for purposes of the PFIC rules. In addition, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you we will not be a PFIC for our taxable year ending December 31, 2012 or any future taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either

(i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test may be determined, in part, by reference to the market price of our ADSs or ordinary shares, a significant decrease in the market price of the ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in "Taxation—United States Federal Income Taxation") holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares. See "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company."

We have incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

        As a public company, we have incurred a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in the corporate governance practices of public companies. These rules and regulations have increased our legal, accounting and financial compliance costs and made some of our corporate activities more time-consuming and costly.

        After we became a public company, we have established additional board committees and adopted and implemented additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, has increased our costs. In addition, we have incurred costs associated with public company reporting requirements, such as the requirements to file an annual report and other reports with the SEC. We expect these rules and regulations to increase our legal and financial compliance costs going forward, but we cannot predict or estimate the additional costs or the timing of initially additional costs we may incur.

ITEM 4.    INFORMATION ON THE COMPANY

A.
History and Development of the Company

        Our legal and commercial name is Taomee Holdings Limited. We commenced operations of our business of children's online entertainment in October 2007 through Shanghai Taomee, a limited liability company established in China. Shanghai Taomee holds our licenses required for the above business under PRC laws and is in charge of the operation of our websites for our virtual worlds. To enable us to raise capital from international investors, our holding company, Taomee Holdings Limited, was incorporated under the laws of the Cayman Islands in September 2008.

        In November 2008, we incorporated Taomee Holdings (HK) Limited, or Taomee HK, our wholly-owned subsidiary in Hong Kong. In June 2009, Taomee HK established its wholly-owned subsidiary, Shanghai Shengran, in China. Taomee HK is our base for overseas investors relationship and investment management as we continue to explore investment and acquisitions opportunities outside of mainland China. For discussions of tax implications related to Taomee HK, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Hong Kong."

        PRC laws, rules and regulations currently restrict foreign-invested entities engaging in the operation of Internet-related businesses, including virtual worlds, in China. To comply with PRC laws, rules and regulations, we operate our virtual worlds through our VIE, Shanghai Taomee. In June 2009, through Shanghai Shengran, we entered into certain contractual arrangements with Shanghai Taomee and its shareholders through which we gained effective control over the operations of Shanghai Taomee.

        In April 2009, we issued in a private placement an aggregate of 125,000,000 Series A preferred shares for an aggregate purchase price of US$5.0 million to the Qiming Funds.

        In December 2009, we entered into a share subscription agreement with Elyn Corporation, a company incorporated under the laws of the Cayman Islands, and its shareholder and certain other parties thereto, to acquire a minority interest in Elyn Corporation through a related party, with the consideration of certain operation rights of several of our virtual worlds licensed to Elyn Corporation in the areas of Hong Kong, Macau and Taiwan, which subsequently sub-licensed these rights to Taiwan Taomee Co., Ltd., its subsidiary in Taiwan. Our equity interest in Elyn Corporation was subsequently reduced in February 2011 when we sold a 10.5% equity interest in Elyn Corporation to Qiming Funds, our existing shareholders and a new investor, and was further reduced to 28.8% in August 2011, when Elyn Corporation increased its authorized share capital by using its retained earnings and issuing shares to its employees.

        In October 2010, Shanghai Taomee invested in a minority stake in Shenzhen Ruigao Information Technology Co., Ltd., or Shenzhen Ruigao, a newly established Chinese company principally engaged in the research and development of hardware and platform for handheld game consoles in China, also see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel."

        In November 2010, Shanghai Taomee established its wholly-owned subsidiary, Shanghai Taomee Animation Co., Ltd., or Taomee Animation, in China, which primarily engages in the business of animation design and development.

        On February 14, 2011, our shareholders approved a 50-for-1 share split of each of our ordinary shares and Series A preferred shares which became effective immediately. At the same time, the par value of the shares was changed from US$0.001 per share to US$0.00002 per share. Unless otherwise noted, all share information and per share data included in the prospectus and accompanying financial statements have been adjusted to reflect this share split and change in par value.

        On June 10, 2011, our ADSs began trading on the New York Stock Exchange under the ticker symbol "TAOM." We issued and sold a total of 7,187,500 ADSs, representing 143,750,000 ordinary shares, at an initial offering price of $9.00 per ADS.

        On July 13, 2011, the underwriters of our initial public offering exercised their over-allotment option to purchase an additional 525,224 ADS from us at the initial public offering price of US$9.00 per ADS, less the underwriting discount. With this exercise, we issued and sold a total of 7,712,724 ADSs, representing 154,254,480 ordinary shares.

        In November 2011, Taiwan Taomee went through a reorganization and contemporaneously issued new ordinary shares to existing shareholders and certain employees. As a result of such transactions, our equity interest in Taiwan Taomee was changed from 28.8% interest held through Elyn Corporation to a 27.6% effective interest which is now held through (1) 29.50% in Elyn Corporation, which now holds 72.09% of Taiwan Taomee, and (2) 28.77% in Joy Children Technology Co., Ltd., or Joy Children, a newly established shell company with no operations, which owns 21.86% of Taiwan Taomee after the reorganization.

        On November 28, 2011, we announced a share repurchase plan to repurchase up to US$10 million worth of outstanding ADSs over a 12-month period. As of December 31, 2011, we had repurchased an aggregated of 123,658 ADSs, representing 2,473,160 ordinary shares on the open market for total cash consideration of $562,502. The repurchased ordinary shares were cancelled in January 2012.

        Our principal executive offices are located at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People's Republic of China. Our telephone number at this address is (86-21) 6128-0056 and our fax number is (86-21) 3367-4012. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our corporate information website is located at www.taomee.com. The information contained on our corporate information website is not part of this annual report. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.

B.
Business Overview

        We are one of the leading children's entertainment and media companies in China. We attribute our market leading position to our content development capabilities that leverage our innovative culture, experience in the children's entertainment market in China, and knowledge of virtual worlds and online entertainment to create enduring and iconic characters, images and story lines that attract a loyal following among children of the targeted age groups. Our success in developing branded entertainment experiences across online and mobile platforms has translated into growing demand for our content offline.

        We have a proven track record in creating branded franchises popular with children and their families across several platforms comprised of virtual worlds, print media, film, television, live events, online video streaming sites, mobile applications, and social networking sites.

        Our online business achieved significant scale through the strength of our robust technology platform and targeted distribution network. As of December 31, 2011, our virtual worlds had approximately 276 million registered accounts in China. Our reliable and flexible proprietary technology platform, coupled with our experienced research and development team, allows us to quickly expand our user base, enhance the online experience of our users and shorten development cycles. Our platform is supported by a national distribution network spanning 118,297 retail outlets that are primarily located near schools or other places frequented by target users in over 2,108 towns and cities across China's largest 31 provinces and cities as of December 31, 2011.

        Our company currently operates several leading interactive virtual worlds for children in China. In our virtual worlds, children adopt avatars and learn through interactive games and group activities set in imaginative landscapes with evolving story lines of exploration and adventure. These virtual worlds have proven popular in overseas markets as well, and we have licensed the content to partners in Taiwan, Vietnam and other countries and territories in Asia. To date, our international expansion strategy is to establish brand recognition and an active online community through virtual worlds, online games, and mobile applications. Depending on geography, market and other factors, we intend to strengthen our brand presence and monetization overseas through offline channels, including television, film, books, live events, and merchandise licensing.

        To further build our franchises and animated characters, we expanded into mobile platforms. In October 2011, we released our first mobile game for Apple iOS, Mole's World, and it became the most downloaded game in Apple's App Store in mainland China, Hong Kong and Taiwan in the first week of launch. In the first quarter of 2012, we released several additional mobile games, including Mole Kart and Mole's Baby, as well as Taomee MaMa, a new mobile application for parents and caregivers.

        We started our offline merchandise licensing business in 2009 and achieved significant growth since then. We also licensed our franchises to leading makers of consumer products for children in China, such as "General Mills" in food products and "KFC" in fast food franchises. We believe there is significant demand to license our content, but we seek to selectively enter into licensing arrangements in order to ensure the quality and integrity of our brand and franchises.

        In film and television, we have co-produced and invested in two animation series with over 200 episodes and two feature films, based on our "Mole's World" and "Seer" franchises. Our animated television series have been broadcast on more than 100 channels including China Central Television, major satellite channels, and China's leading cartoon networks. In June 2011, the animated television series based on the Mole's World franchise was broadcast and received positive response from viewers. Two animated movies based on our franchises, Seer: The Search for the Sacred Phoenix and Legend of the Moles—The Frozen Horror, were released in theaters across China in July and August 2011 respectively. We also offer a wide range of children's books and magazines based on our franchises that are developed either by our staff writers or by partnering with authors and publishers.

        Our success is in part due to our efforts to reinforce parental trust by creating a safe and enjoyable entertainment environment with wholesome, age-appropriate content and standard-setting security safeguards. We believe we were the first children's entertainment company in China to launch a separate online monitoring portal, "Taomee MaMa," which we believe increases online safety for children through parental engagement. In 2012, we further launched the Taomee MaMa mobile applications.

        We have achieved substantial growth since we launched our first virtual world, Mole's World, in September 2008. Our net revenues grew from US$0.1 million in 2008 to US$7.1 million in 2009 and US$36.0 million in 2010, and amounted to US$45.4 million in 2011. For 2009, 2010 and 2011, 97.3%, 93.6% and 88.8% of our net revenues, respectively, were generated primarily from subscription fees that allow users to access premium features and from sales of virtual items, and the remaining 2.7%, 6.4% and 11.2% of our net revenues, respectively, were generated primarily from royalties, license fees and film and television from our offline business. Our gross profit grew from US$0.01 million in 2008 to US$5.1 million in 2009 and US$30.1 million in 2010, and amounted to US$37.7 million in 2011. We incurred a net loss of US$0.9 million in 2008. Our net income grew from US$1.3 million in 2009 to US$21.6 million in 2010, and amounted to US$19.5 million in 2011.

Our Franchises

        We have created and developed branded entertainment franchises including Mole's World, Seer, Flower Fairy, and Gong Fu Pai. Our brands and franchises have expanded into various online and offline platforms including the virtual worlds, video streaming site, mobile applications, social networking, and merchandising.

Mole's World

        Introduced in September 2008, Mole's World is our first and one of our most popular franchises. This franchise features a community of cuddly red-nosed moles living in a variety of settings and landscapes, and who collaborate and interact in many social activities that promote wholesome family values, friendships, and happiness.

        We have launched virtual worlds including Mole's World and Mole Hero based on this franchise, and also introduced mobile games such as Mole Kart and Mole's Baby. We plan to launch other virtual worlds and mobile games based on this franchise in the future. The Mole's World virtual world has received several awards including the "Best Virtual World" in 2008 from Baidu, China's most popular search engine.

        Certain animated characters of our Mole's World franchise, including Princess Momo, Uncle Bodhi, and Teacher Kevin, have become highly popular among children in China. We license these characters to publishers, makers of consumer products in areas such as clothing, toys and food and beverages. In 2011, we further introduced the franchise to television and film.

Seer

        Introduced in September 2009, Seer is one of our most popular franchises. The Seer (which stands for Space Energy Robot) franchise primarily appeals to boys between six and 14 with a theme of space exploration and adventure. Virtual worlds and games in the Seer franchise offer a sci-fi adventure experience and fosters children's interest in science and environmental protection. For example, in the Seer virtual world, users travel through 34 different planets in search for new energy sources and often have to form teams with other users to defend against attacks launched by space pirates who seek to monopolize energy reserves in the outer space.

        We believe the Seer virtual world encourages strong teamwork and high levels of interaction among users. The Seer virtual world integrates mini-challenges that encourage children to explore, discover and learn about physics, chemistry and mathematics. Our users often interact with classmates, parents and teachers to solve challenges.

        In November 2011, we launched a sequel virtual world Seer II and plan to launch other virtual worlds and mobile games based on this franchise in the future.

        Certain animated characters of our Seer franchise, including Mechanic Xixi, Captain Roger and Elf Rey, have become highly popular among children in China and we license these characters to publishers, makers of consumer products, such as clothing, toys and food and beverages. In 2011 and 2012, we launched a film and an animated television series based on this franchise.

        The Seer franchise has received several awards including the Golden Dragon Award for "Best Animated Feature Film" in 2011 for the Movie, Seer: The Search for the Sacred Phoenix and the "Most Influential Virtual Worlds" from Baidu in 2010 for the Seer virtual world. The term "Seer" was the top search term on Baidu, during the weekends from January to May 2010.

Flower Fairy

        We introduced Flower Fairy, our first franchise appealing to younger girls from ages five to 10, in June 2010. In the Flower Fairy virtual world, each user chooses from a variety of fairy attributes and flower worlds to create a dream-like fairytale storyline. The user's fairy is in charge of tending her own garden, cultivating various flowers and plants, and decorating her homes. The storyline promotes artistic expression, happiness, creativity, responsibility and cooperation. Certain animated characters, including Princess Wisdom and Princess Benevolence, have become highly popular among children in China. We have integrated many of the aforementioned attributes that promote healthy development of children into the franchise.

Gong Fu Pai

        We introduced Gong Fu Pai in September 2010 as our first martial art-themed franchise, and a franchise appealing to users slightly older than our existing franchises at the time. The Gong Fu Pai virtual world allows users to learn, explore and discover by interacting with other characters. Players select and adopt a character, including Monkey Paipai, Rabbit Yier, Panda Big Bamboo and Dragon Aotian. By attending a martial arts academy, they learn wholesome values and skills to embark in a series of fantasy adventures. The Gong Fu Pai franchise currently appeals to boys primarily between the ages eight to 15.

Our Business Segments

        We provide a diverse portfolio of services and products through two business segments: online business and offline business. The online business includes developing and operating online virtual worlds, games and applications based on mobile platform and providing other online products and services. Our offline business focuses on merchandise licensing, publishing, and the development of media and entertainment products, such as animated television series and films.

Online Business

        The table below lists our portfolio of virtual worlds, social network, mobile applications and video service currently offered.

Virtual Worlds	Date of Commercial Launch	Description
Mole's World	September 2008	Fantasy world of cuddly moles appealing to children from ages six to 14
Seer	September 2009	A robot and spaceship concept sci-fi adventure appealing to boys from ages six to 14
Flower Fairy	June 2010	A fairy tale story line community appealing to girls from ages five to 10
Gong Fu Pai	September 2010	A kungfu concept adventure appealing to boys from ages eight to 15
Mole Hero	May 2011	Mole sequel with different play methods appealing to children from ages six to 14
Seer II	November 2011	Seer sequel appealing to children from ages six to 14

Online Services	Date of Launch	Description
Taomee MaMa	January 2010	Community website for parents and caregivers to monitor children's user accounts, to share experiences and send inquiries
Taomee Bus	November 2011	Social network platform providing a safe and healthy community for information exchange and entertainment for children
Taomee Video Site	January 2012	Our video site, v.61.com, has a collection of our animated series and other content from third parties appealing to children

Mobile Games and Applications	Description
Mobile Games	Standalone mobile games include Mole's World, Mole Kart and Mole's Baby, based on our Mole's World franchise and online virtual world
Mobile Application	Mobile application include Taomee MaMa, a parental community application that provides information, ratings and reviews about mobile applications for children

  Our virtual worlds

        Through our online community, www.61.com, we offer interactive virtual worlds for children between the age of five and 15. In our virtual worlds, children adopt avatars and participate in interactive games and activities set in fantasy landscape with evolving story lines. Since our inception in 2007, we have launched six virtual worlds. We have also licensed a third-party game hosted on our servers and have links on our website to third-party hosted games.

        We believe all our virtual worlds provide a safe and educational entertainment experience for children. We have adopted a number of safety measures to protect our young users and reassure their parents by providing them with a certain level of family supervision through our uniquely designed monitoring system. See "—Online security features." Our virtual worlds also encourage the development of positive morals and values in children by rewarding acts of diligence, social responsibility and teamwork. From time to time, we design virtual worlds that focus on fostering children's interest in science and the environment through interactive playing with our NPCs and other users.

        The premium features of our virtual worlds are only available to users who pay for a 30-day subscription. These users enjoy additional capabilities and special privileges, such as having a higher upper limit for the total number of friends that the users can have and access to exclusive online parties. For example, in Mole's World, only users who pay for subscription can fly a dragon or host gatherings at their virtual homes.

        In addition to generating revenues through subscriptions, we also have an item-based revenue stream. Our virtual world currency, the Mibi, can purchase coveted items like special edition clothing, accessories, and upgrades, which cannot be redeemed by virtual rewards from the in-community experience. For instance, with the Mibi, a user can upgrade his or her standard virtual home into a two-story home or a castle, and furnish the virtual homes with chandeliers, drum sets, televisions, aquariums and other unique and exclusive items.

  Our social network service

        In November 2011, we began open beta testing for Taomee Bus, which we believe is the first social network services appealing to primary school children in China. Taomee Bus provides a social platform where children, including users of our different virtual worlds, meet and share information. For example, in Taomee Bus, children can exchange messages, share stories, post pictures and play mini games with their classmates and friends online. We believe that by providing an innovative social networking service that capitalizes on the success of our virtual worlds, we can enhance user loyalty and provide a complete online entertainment experience to our users.

  Our mobile games and applications

        In October 2011, we launched the mobile version of Mole's World. In January and February 2012, respectively, we launched Mole Kart and Mole's Baby, two standalone mobile games based on our Mole's World franchise. All of our mobile games can be downloaded onto iPhones and iPads through Apple's App Store, and Mole Kart can also be downloaded onto Android-based mobile phones. Mole's World is free to download and has an in-application purchase system for virtual items, while Mole Kart and Mole's Baby charge a fee to download and also have an in-application purchase system. for virtual items. There were more than one million downloads of the mobile version of Mole's World within two months of its launch.

        We also launched the mobile version of Taomee MaMa, a parental community application that provides information, ratings and reviews about mobile applications for children, in March 2012.

  Our video site

        In January 2012, in cooperation with iQIYI.com and Youku.com Inc., we launched v.61.com, a video site that offers the animated series based on our franchises, such as Seer and Mole's World, as well as other video content from iQIYI.com and Youku.com Inc. iQiyi.com and Youku.com upload contents onto our video site and provide server and bandwidth, while we upload our proprietary content and design the website.

  Our pipeline

        We plan to release approximately two to three new branded entertainment franchises per year, including new virtual worlds or major updates to our existing franchises such as Mole's World and Seer. We also plan to launch about 10 new mobile applications in 2012, including mobile games based on our popular franchises and virtual worlds.

  Development of digital entertainment products (including our virtual worlds and other online services)

        We believe that rapid development of high-quality digital entertainment, including virtual worlds, online and mobile services, and online community products as well as timely updates are critical to our long term success and to the development of popular entertainment franchises. Today, our product development teams are organized by studio. Each studio consists of programming, design, and graphic functions, and staffed with writers, virtual world architects, animation and graphical designers, and other creative talents. For example, to create our virtual worlds, they collaborate to produce virtual communities with thematic fantasy landscapes, iconic and enduring characters, vivid images, child-friendly language and intriguing story lines. As of December 31, 2011, we had 342 product development personnel and 115 online services personnel. We have in-house capabilities that allow us to develop digital entertainment products, including virtual worlds, online services, and mobile applications rapidly and in response to constantly changing market demands and trends. Our product development cycle from initial design concept to commercial launch has decreased to approximately six months for our most recent virtual worlds.

        We have a systematic and organized development process for creating, developing and operating digital entertainment products. In summary, the process incorporates three stages: (i) pre-development stage; (ii) development stage; and (iii) operational stage. Our management has also developed similar processes for development of other online services, and we are actively developing our system for developing content for offline purposes.

  •
  In pre-development stage, our design department takes the lead in selecting and aggregating product development ideas, often leveraging information gathered about the latest trends in children's entertainment. Our staff of writers contribute to the creative process, and we also encourage all of our employees to provide creative ideas and concepts for product development. Upon management's approval, detailed proposals are submitted covering all aspects including preliminary story lines, characters, cost estimates, and target demographics. Next, prototypes and storyboards are developed for submission to management. Each of our virtual worlds are created to cater to district market segments and to grow our overall user base rather than merely shifting users from one virtual world to another.

  •
  Development stage includes a technical review of the prototypes. A project team is assembled consisting of our programming staff, design staff and graphics artists. Milestones are formulated, and collaboration begins across the organization integrating the creative talents of our writers, architects, artists and designers who determine the story and define the product environments. Meanwhile, our program developers develop server-end software and user-end software modules. Management reviews the prototypes upon completion of each milestone, collecting feedback from our testing department. Throughout the development stage we interact with our users and their parents to obtain feedback.

  •
  For our online virtual worlds, the operational stage entails closed beta testing, open beta testing, commercial launch and operation. We conduct closed beta testing to remedy any technical issues and address technical problems. Open beta testing is typically a three to nine month process to achieve consistency, stability and reliability of a virtual world in an open market environment. During commercial launch and operation, we continue to closely review and evaluate our operations, user experience, and user engagement. Newly developed features and updates are typically released weekly, and are programmed based on information gathered about trends in user tastes and preferences, and evolving market trends.

  Our online technology platform

        Leading product development team.    We have a team experienced in developing sophisticated Flash-based or HTML5-based digital entertainment including interactive virtual worlds, online products and services, and mobile applications. For example, our recently launched virtual world, Gong Fu Pai, features technically challenging, continuously slide-scrolling action scenes, which requires advanced software development capabilities.

        Flexible and secure software platform.    Leveraging our programming and operating capabilities in the frontend, we operate our backend server programs on the Linux operating system. We utilize open source management tools to monitor and maintain the stable operation of our servers. Our software solution greatly reduces our development and maintenance cost and at the same time supports our frequent product updates both cost-effectively and securely.

        Scalable hardware infrastructure.    Our advanced server technology enables us to support over a million users interacting online simultaneously. Our physical servers on the infrastructure network are installed in three independent data centers in Shanghai, Qingdao and Suzhou. We are able to serve our growing user base through parallel server expansion. Through advanced platform architecture, we are able to lower our server and bandwidth unit cost.

        Anti-malicious software technology.    We have a combination of hardware and software solutions to both prevent malicious software from attacking our virtual worlds and immediately disable and remove the malicious attack if a security breach occurs.

        Advanced data warehouse.    In August 2010, we established a scalable data warehouse to help us measure the popularity of themes, features and virtual items. This helps our product development team to develop data analytics tools and to identify user preferences and develop content that enhances user experience and creates better monetization potential.

  Online security features

        We have established a system of stringent protection mechanisms which employ a number of different approaches to improve child safety and facilitate parental supervision. Our security features include powerful content and language filters, restrictions on advertisements and access time, as well as a separate parental community and monitoring site, "Taomee MaMa." We believe these measures reinforce parental trust, promote the healthy use of our virtual worlds in moderation at a young age, and protect children from inappropriate content online.

        Recognizing the importance of protecting children's privacy online, we take extensive measures to safeguard our users' identities. Our weekly newsletters and user notifications remind users not to share personal information online. We encourage children to use a series of pre-designed phrases to communicate with others within our fantasy world. While we allow online chatting to foster our user communication, we also have powerful content and language filters to prevent the sharing of telephone numbers or other personal information and screen out language that may be inappropriate for children. Chats are also monitored by our staff moderators to prevent the use of abusive language and other inappropriate behavior, and we impose bans of varying length on users who are found to have engaged in inappropriate behavior. We encourage users to report potential offenses to us in an online "neighborhood watch" program.

        In addition, we aim to create a healthy online environment suitable for children. There is daily server downtime between the hours of 00:00 and 06:00 to encourage children to form healthy Internet usage habits. For every 45 minutes of continued access, children receive a visual reminder and after two hours of continued access, users will experience a decrease in the rate of virtual reward accumulation. These measures encourage our users to develop moderate and sustainable usage habits.

        We launched our website for parents and caregivers, "Taomee MaMa," in January 2010, as a monitoring and communications channel for parents and guardians. We put in place a sophisticated monitoring system, through which email addresses and cell phones registered by parents and guardians are tied to their children's user accounts to closely track children's time spent in our virtual worlds. Parents can also send inquiries and suggestions to our staff and communicate with other parents on Taomee MaMa's discussion board.

        Through cooperation with the Children and Internet Laboratory at Fudan University's Media Research Center, we developed the first set of guidelines in China for families that want to understand the influence of Internet use on children. The guidelines address concerns over safety, security and educational value of Internet usage for children in China.

  Account management

        To access our interactive virtual worlds, a user must register an account by setting up a unique account number. Once registered, the user may access all of the interactive virtual worlds in our online entertainment community with their unique account number. Once the user accesses his or her account, the user may view information on Mibi account balance, payment history and recharge the Mibi account. As of December 31, 2011, we had over 276 million registered accounts.

  Pricing, payment and distribution

  Pricing

        We offer the basic functions of our virtual worlds to users for free, and we charge a RMB10 (US$1.50) 30-day subscription fee per virtual world for accessing premium features in each of our virtual worlds. Premium features significantly enhance user experience by providing users with more in-community credit and virtual items. Our virtual items include props, clothing, home decor and accessories. We have generally maintained stable pricing for subscriptions to premium features of our virtual world and in-community items since their launch.

  Payment

        Users conduct all of the transactions on the www.61.com interactive community with our own virtual currency, the Mibi. Users may recharge their Mibi accounts through prepaid cards or other third-party payment channels.

        Users can purchase our prepaid cards through various distribution channels. Each of our prepaid cards contains a unique access code and password that enables users to recharge their Mibi account. Our prepaid cards are offered in denominations of RMB10 (US$1.6) and RMB30 (US$4.8), to provide flexibility to users. Our prepaid cards expire two years from the date of issuance. We offer both physical cards and cards in virtual form which are sold online through a third-party vendor.

  Distribution

        We sell our physical prepaid cards through a network of third-party distributors. We typically collect payment from our distributors upon delivery of our prepaid cards. We sell the prepaid cards to our distributors at a pre-negotiated discount on the face value of the cards. Our distribution agreements also contain pre-set sales targets and offer a volume rebate to distributors if they achieve certain pre-set sales targets. The rebate is provided to these distributors in the form of free prepaid cards. The pre-negotiated discount rate is generally more favorable to wholesale distributors with higher sales volume. Our distribution agreements generally have a term between half a year and one year, which can be renewed through the agreement of both parties. We require our distributors to distribute prepaid cards in designated geographical areas. We also require that each distributor work closely with our marketing team and support its activities. As of December 31, 2011, these distributors resell the cards to sub-distributors who, in turn, distribute the cards to over 118,297 retail outlets, such as newsstands and convenience stores, in over 2,108 towns and cities across 31 provinces in China, many of which are strategically located near schools and other places frequented by target users.

        Our virtual prepaid cards are sold via third-party online distributors and via SMS through telecom operators. We also offer the distributors of our virtual cards a pre-negotiated discount on the face value of the cards and a volume rebate.

        Users may purchase the Mibi at the www.61.com payment center, where they can directly charge their account. We also accept online payment from a variety of payment channels popular in China, such as debit cards, Shanda game cards, China Mobile recharge cards and Alipay, among others. We pay a processing fee to banks and other third-party payment channels in connection with such payments.

Offline Business

  Licensing and Royalties

        Due to the growing popularity of the Taomee brand and our many franchises, we recently began licensing characters and images to third parties that are leaders in their respective sectors, such as traditional print, film, television media and in manufacturing and retail of consumer merchandise such as toys, apparel, beverages and electronic devices. We believe there is significant demand to license our content, but we seek to selectively enter into licensing arrangements in order to ensure the quality and integrity of our brand and franchises when they are associated with third-party content, products and services. While we currently leverage our franchises developed for virtual worlds for our offline franchising, our goal is to develop original content for our offline business as well. Our coverage in offline business aims not only to diversify our revenues but also to raise our brand profile and extend our corporate reach as a leading children's entertainment and media company in China.

        We develop and popularize children's books and magazines featuring our franchises and characters in conjunction with third-party publishers. We typically license our franchises to publishers and earn royalties from these licenses. At times, we also procure a small quantity of books featuring our franchises from publishers at a discount and resell these books through alternative distribution channels, such as through newsstands in the vicinities of primary schools.

        We license our franchises to leading brands in children's consumer products in China and other consumer goods makers in categories such as apparel, toys, accessories, stationery, consumer electronics, and food and beverages. As of December 31, 2011, we licensed our franchises to companies operating in major consumer product categories including apparel, accessories, toys, stationery, consumer electronics, and food and beverage.

        Our license fees are usually based on a fixed percentage of the wholesale or retail selling price of the products with a guaranteed minimum payment for a given year. Terms of our license agreements are generally between one to two years.

  Film and Television

        We have invested in the development of animated film and television content in China due to the growing popularity of our franchise and characters. Our investments include the development of two animation films, each based on our Mole's World franchise and Seer franchise. In addition, we have set up a dedicated team that focuses on content development for film and television series, which will work with the producers of films and televisions series on quality control.

        Seer the Movie, Seer: The Search for the Sacred Phoenix, the first animated film we invested in, opened in theaters across China in July 2011 and attracted approximately 1.4 million audience in three weeks' time, according to EntGroup.cn. Mole's World the Movie, Legend of the Moles-The Frozen Horror, opened in theaters in August 2011 and attracted approximately 0.6 million audience three weeks' time, according to EntGroup.cn. Sequels to the Seer and Mole's World films are scheduled to be released in China in 2012. Two animated series based on Seer and Mole's World also premiered on television in June 2011 and January 2012, respectively, and was shown on over 100 television stations across China including China Central Television, major satellite channels, and China's leading cartoon networks.

  Merchandise Sales and Other

        We also procure and sell, in small quantities, products based on our franchises, such as toys to be sold at carnivals or books. As we gain experience in our offline business, we are always seeking new offline business and marketing opportunities to expand our portfolio and to attract users to our online community.

  Offline business brand and quality control

        As our franchises are our valuable assets, we focus on the protection of these franchises through careful selection of leading and reputable merchandising partners and other licensees, and through enforcing the implementation, primarily through contract terms and through our course of dealings and active monitoring mechanisms, of procedures on the branding of our franchise assets. These include stringent production quality measures, standards on the portrayal or presentation of our franchises in different media formats and in merchandises, and strict pre-approval processes. For films and television productions, we control the development of each story line, including the shooting scripts; for books, we have approval rights on the plot lines and character presentations; for merchandise, our approval is often required during the development of prototypes and packaging and, under most circumstances, we also have the right to conduct onsite inspections and to request modifications of displays.

        Leveraging the extensive user base of our online entertainment community, we also employ in-community market surveys to analyze user demand and preferences before licensing our franchises for specific commercial productions of our licensed franchises, which we believe improves the success of the products that bear our franchise assets.

Competition

        As a leading children's entertainment and media company, we face competition from both online and offline players who seek to develop brands and franchises through the licensing or creation of content for children. Currently, our offline competitors are primarily companies that produce, license, or distribute entertainment content and merchandise to similar target groups in China. Meanwhile, the children's online entertainment industry in China is characterized by relatively low capital requirements and barriers to entry. There are a number of existing competitors in the children's online entertainment industry and we expect more entrants to offer a range of virtual worlds and digital contents targeting children in China in a relatively short period of time. We believe our principal competitor in online children's entertainment in China is Tencent Holdings Limited, or Tencent, the developer of Roco Kingdom. Our other competitors include BaitianInfo Co., Ltd., the developer of Aobi Island. Potential competitors also include major Internet portal operators, other domestic and foreign virtual world developers and operators, media companies focused on children's entertainment and alliances between our existing and new competitors. Some of our competitors, especially major foreign and China-based publicly listed media and virtual world operators, have significantly greater financial and marketing resources and name recognition than we have. Our competitors may adopt loss-leading pricing or other tactics or business models to attract our users. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to maintain our revenues and profitability as we operate in a competitive industry and compete against many companies."

        We believe we compete primarily on the basis of our innovative culture and proven content development capabilities, our understanding of children and the industry, our brand recognition, our advanced technology platform and our strong commitment to online safety.

Customer Services

        As of December 31, 2011, our dedicated customer service team had 71 employees, mostly serving our online users. From our inception, we have focused on catering to the needs of children and their parents and this focus is reflected in all major aspects of our service.

        All members of our customer service team receive training on how to communicate with children and their parents. Our call center functions as an extension to users' online experience. For instance, unlike most call centers where customer support is identified by a numeric ID, each member of our customer service team is assigned a unique nickname. Users can reach our customer service by telephone, email or our online bulletin board. Periodic reports based on these feedbacks are provided to our management and operational team. We frequently hold "Taomee Superdays" when we invite children and parents to visit our office and meet our creative team.

Marketing and Promotion

        We believe user referral is by far the most effective medium for promoting our franchises among children as they share their experiences with friends and schoolmates.

        We also leverage the large user base of our online community to engage in effective and targeted cross-selling of our online and offline products and services. We publicize the launch of new franchises through promotion campaigns in our existing virtual worlds, online services and mobile applications. We also embed promotional messages in our digital products for certain licensed products sold offline. We believe such cross-selling through our online community is one of the most effective means for promoting online and offline services to our users. We also place advertisements on search engines and popular casual game portals in China to reach new users. Our distributors, who cover over 118,297 retail outlets in over 2,108 towns and cities as of December 31, 2011, are obligated to promote our prepaid cards according to the terms of our distribution agreements with them.

        We believe the films and television series based on our franchises, such as the films and television series based on Mole's World and Seer that premiered in 2011 and early 2012, are an important part our effort to build brand awareness and promote our franchises to a broader audience within a short time. Seer the Movie opened in theaters across China in July 2011 and attracted approximately 1.4 million audience in three weeks' time, according to EntGroup.cn. Mole's World the Movie opened in theaters in August 2011 and attracted approximately 0.6 million audience three weeks' time, according to EntGroup.cn. Two animated series based on Seer and Mole's World also premiered on television on June 2011 and January 2012, respectively, and were shown on over 100 television stations across China. Sequels to the Seer and Mole's World films are scheduled to be released in China in 2012.

        For a number of our licensed products, such as twist eggs and books, we bundle the products with labels and promotion materials containing redemption codes for virtual items to promote cross-selling of our online and our licensees' products.

        We also attend animation and toy exhibitions and expos, such as the Chinajoy Digital Entertainment Expo and Conference that usually attract a large number of children and their parents to reach more potential users.

Intellectual Property

        We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. All of our research and development personnel have entered into confidentiality and proprietary information agreements or contract clauses with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs, and technologies they develop during their employment with us.

        As of December 31, 2011, we received approval for 184 and six trademark registrations in China and Taiwan respectively and are in the process of applying for registration of 127 and one trademarks in China and Taiwan respectively. In addition, we have obtained 19 copyright registrations for software we developed, two of which were jointly developed and owned by us and other parties unrelated to us, and 136 copyright registrations for artworks which were produced by our employees and owned by us. We also registered 30 domain names, including www.61.com, our primary operation website, and www.taomee.com, our corporate information website.

        Under the contractual arrangements we enter into with producers of film and television series, we either wholly own or jointly own the intellectual property rights for newly created characters in the television series and films we help develop.

        While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business.

Employees

        We had 19, 70, 233, 484 and 575 employees as of December 31, 2007, 2008, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2011:

Function	Number of Employees	Percentage of total
Online operations	115	20.0%
Offline operations	28	4.9%
Product development	342	59.5%
Sales and marketing	46	8.0%
General and administrative	44	7.7%

Total	575	100.0%

        Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages, and we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or disputes with the labor department of the PRC government since our inception. For a description of the employment agreement we signed with some members of our senior management, see "Item. 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements."

        Substantially all of our employees are based in the PRC. In accordance with PRC laws, we participate in employee benefit plans organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans. We are required under PRC laws to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. None of our employees are represented by a labor union.

Facilities

        We are headquartered in Shanghai and have leased an aggregate of approximately 10,600 square meters of offices in Shanghai from independent third parties and do not own any real property.

        We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Insurance

        We do not maintain any property insurance other than insurance for our vehicles. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited insurance coverage which could expose us to significant costs and business disruption."

Legal and Administrative Proceedings

        We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

Regulations Related to Our Business

        Our online and offline business are subject to various PRC laws and regulations relating to the telecommunications, Internet information services, information security and censorship, online games and media industries, and are regulated by various PRC government authorities, including:

  •
  the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry, or MII);

  •
  the Ministry of Culture, or MOC;

  •
  the General Administration of Press and Publication, or GAPP;

  •
  the State Administration of Radio Film and Television, or the SARFT;

  •
  the Ministry of Public Security, or MPS;

  •
  the People's Bank of China, or PBOC;

  •
  the Ministry of Commerce, or MOFCOM;

  •
  the State Administration of Industry and Commerce, or SAIC;

  •
  the State Administration of Foreign Exchange, or SAFE; and

  •
  the National Copyright Administration, or NCAC.

        New laws and regulations may be adopted from time to time to address new and developing issues in the Internet information service and other industries, and such laws and regulations may require licenses and permits in addition to those we currently have. As a result, uncertainties may exist with respect to the interpretation and implementation of current and any future PRC laws and regulations applicable to our business.

Restrictions on Foreign Ownership of Telecommunications services

        Among all of the applicable laws and regulations, the Telecommunications Regulations of the PRC, or the Telecom Regulations, implemented on September 25, 2000, are the primary regulations governing our online business activities. The Telecom Regulations set forth extensive guidelines on various aspects of telecommunications operations in China and draw a distinction between "basic telecommunications services" and "value-added telecommunications services." The Catalog of Telecommunications Business, which was amended on February 21, 2003 and became effective on April 1, 2003, and issued as an attachment to the Telecom Regulations, provides that Internet information services are value-added telecommunications services. Under the Telecom Regulations, a telecommunication business operator in China must obtain an operating license from MII or its provincial-level counterparts.

        According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the PRC State Council on December 11, 2001 and amended on September 10, 2008, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunication enterprise to 50% or less. In July 2006, the MII issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Business, according to which, a foreign investor in the telecommunication service industry of China must establish a foreign invested enterprise and apply for a telecommunication businesses operation license. On March 1, 2009, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating License, or the Telecom License Measures, effective from April 10, 2009, which set forth the types of licenses required to provide telecommunication services in China and the procedures and requirements for obtaining such licenses. The licenses for foreign invested telecommunications business operators must be sought from the MIIT.

        In order to comply with foreign ownership restrictions, we conduct our operations in China primarily through Shanghai Taomee via a series of contractual arrangements that were entered into with it and its shareholders. We exercise effective control through these arrangements and receive economic benefits generated from them. See "Item 4. Information on the Company—C. Organizational Structure."

Internet information services

        The Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures, issued on September 25, 2000 by the State Council. The ICP Measures define "Internet information services" as services that provide information to online users through the Internet. Internet information services are divided into commercial services and non-commercial services. According to the ICP Measures, the Internet information commercial service providers are required to obtain an operating license, or an ICP license, from the MIIT or the relevant provincial counterparts while the Internet information non-commercial service providers are required to undertake the filing procedures with the MIIT or the relevant provincial counterparts. We obtained the ICP license from the Shanghai branch of the MIIT in 2009.

        The PRC government has promulgated measures relating to Internet information service specifically prohibiting Internet activities that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. When an Internet information service provider finds that information falling within the above scope is transmitted on its website, it must terminate the transmission of such information or delete such information immediately, maintain records and report to relevant authorities. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Internet publication and culture activities

        GAPP and the MII jointly promulgated the Tentative Measures for Internet Publication Administration, or Internet Publication Measures, on June 27, 2002, which took effect on August 1, 2002 and imposed a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Since the provision of online games is deemed an Internet publication activity, an online game operator must obtain an Internet publishing license in order to directly offer its online games to the public in the PRC. We have been approved by the MIIT to conduct Internet publication activities.

          We obtained the Internet publishing license from GAPP in December 2010. Prior to obtaining an Internet publishing license from GAPP, we worked with third party publishers to publish Mole's World, Seer, Flower Fairy, Magic Haqi and Gong Fu Pai. If this practice is later challenged by the GAPP, we may be subject to various penalties. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing virtual worlds and online games in China are developing and are subject to future changes. If we or the third-party publishers we work with fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected." In the future, after we receive an Internet publishing license from GAPP, we would be able to apply for GAPP pre-approval for our virtual worlds. For more information on the pre-approval by the GAPP, see "—Online games administration measures."

        On May 10, 2003, the MOC promulgated the Provisional Regulations for the Administration of Internet Culture, or the Internet Culture Measures, which were revised in July 2004 and February 2011 respectively. The Internet Culture Measures apply to entities engaging in the provision of "Internet culture products" and the relevant services. The term "Internet culture products" refers to the culture products produced and disseminated via the Internet, further divided into two categories, (1) culture products specifically produced for Internet, such as online audio-video entertainment, online games, online plays, online performance, online works of art and online cartoons, and so forth; (2) culture products such as audio-video entertainment, games, plays, performance, works of art and cartoons, and so forth, reproduced onto Internet by technical measures. According to the Internet Culture Measures, commercial entities are required to apply for, in addition to the ICP license, an Internet culture operation license from the MOC, if they engage in any of the following types of activities: the production, duplication, importation, distribution or broadcasting of Internet culture products; the dissemination of Internet culture product on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, using or downloading such products; or the exhibition or holding of contests related to Internet culture products. We obtained the ICP license and Internet culture operation license in 2009.

Online games administration measures

        The Provisional Administration Measures of Online Games, or the Online Games Administration Measures, were promulgated by the Ministry of Culture on June 3, 2010 and became effective as of August 1, 2010. The Online Games Administration Measures govern the activities in respect of online game development and operations, issuance of virtual currency, and provision of virtual currency exchange service. In addition, it provides that the MOC will be responsible for the censorship of imported online games and record-filing of domestic online games. Record-filing procedures for domestic online games, which include the virtual worlds we develop, will be carried out with the MOC within 30 days from the date such online games begin to be operated online, and in the case of material change, within 30 days from the date when the relevant alteration takes effect.

        All operators of online games, issuers of virtual currencies, and virtual currency exchange service providers (collectively, "Online Game Business Operators") are required to obtain the abovementioned Internet culture operation license. An online cultural operating permit is valid for three years, and an application of renewal should be filed 30 days before the permit expires in order to renew the permit. As to Online Game Business Operators, they must (1) request a valid identity certificate of game users for real name registration, and save their information; (2) make the information public 60 days ahead when they terminate online games or transfer the franchising to operate online games, and return the unused virtual currencies and the currently effective game services to the users by legal money or other means accepted by users; and they must not: (1) set compulsory battles between users without their consents in games; (2) promote and propagandize games with any aforementioned prohibited content; and (3) induce game users to devote legal money or virtual currencies in exchange for game products and services, by any incidental means such as random draw. It is also provided that the state culture activity administration will be responsible to promulgate the requisite terms of a standard online game service agreement, which must be incorporated in the services agreement of each online game operator. The game operators' services agreement cannot contravene these requisite terms.

        On July 11, 2008, the General Office of the State Council issued the Regulation on Main Functions, Internal Organization and Staffing of the PRC General Administration of Press and Publication, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretation, or the Interpretation on Three Provisions, collectively as the Regulation on Three Provisions and Interpretation thereof. The Regulation on Three Provisions and Interpretation thereof authorized the MOC with overall jurisdiction to regulate the online gaming industry, while granting GAPP the authority to grant approvals for the Internet publication of online games, by expressly stating that (1) administration over online games (other than pre-examination and approval before Internet publication of online games) is granted to the MOC; (2) subject to MOC's overall administration, GAPP is responsible for the pre-examination and approval for Internet publication of online games; and (3) once games are launched online, the online games will be only administrated and regulated by MOC. As of the date hereof, we have obtained approvals for the Internet publications of Mole's World, Seer, Magic Haqi, Flower Fairy, Gong Fu Pai, Mole's Hero, Seer II from the GAPP for Internet publication.

        On September 28, 2009, the GAPP together with several other governmental authorities jointly published the Notice Regarding the Consistent Implementation of the "Regulation on Three Provisions" of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice. The GAPP Notice is issued for the purpose of consistent implementation of the Regulation on Three Provisions and Interpretation thereof. However, Article IV of the GAPP Notice prohibits foreign investors from controlling or participating in online game operating businesses directly or indirectly via wholly owned, equity joint venture or cooperative joint venture investments in China, or via contractual or technical support arrangements, or the Contractual Arrangements. As to the implementation of Article IV of the GAPP Notice, please see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties."

Virtual currency

        We issue virtual currency to our users, in the form of a prepaid charge card and prepaid points that function as virtual exchange instruments, in exchange for services in our virtual worlds. On February 15, 2007, the MOC, the SAIC and other relevant governmental authorities jointly issued the Circular on Further Strengthening the Administration of Internet Cafes and Online Games, or the Internet Cafes Circular. Under the Internet Cafes Circular, the SAIC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. The Internet Cafes Circular provides that, (i) the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited; (ii) a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce must be observed, in that virtual currency should only be used for purchasing virtual items and services within the online games and not for purchasing tangible or physical products; (iii) in case the virtual currency is redeemed, the value of the payment cannot be more than the original purchase price; and (iv) the resale for a profit (i.e., scalping) of virtual currency is prohibited. Such prohibition provided by the Internet Cafes Circular in 2007 is for the purpose of preventing an adverse impact on financial stability caused by the issuance of virtual currency.

        On June 4, 2009, the MOC and the Ministry of Commerce jointly issued the Notice on Strengthening the Administration of Virtual Currency in Online Games, or the Virtual Currency Notice, which is designed to standardize the issuance and exchange service of virtual currency, or VCOG, in online games through establishing a market access threshold for the issuance and exchange of virtual currency in online games, as well as to strengthen the management of the relevant qualifications for market players. The Virtual Currency Notice requires that enterprises issuing virtual currency or providing virtual currency exchange services must meet the relevant requirements for setting up a commercial Internet culture enterprise and must apply for an Internet culture operation license from the MOC.

        The Virtual Currency Notice further requires VCOG exchange service enterprises to (i) require a VCOG seller to register in its real name and be associated with a domestic bank account registered with the same registration information, and retain all transaction and accounting records for no less than 180 days; (ii) develop recovery systems and technologies to detect illegal VCOG transactions and examine the exchange information it receives to prevent illegal transactions; (iii) promptly delete the improper transaction information and stop providing service once the VCOG exchange service enterprise is aware of or has confirmed after receiving notice that the VCOG was illegally obtained; and (iv) not provide service to underage game players. We do not believe our business involves VCOG exchange services, which is the provision of a marketplace or platform to exchange VCOG among users.

        Pursuant to the Online Games Administration Measures, game operators who issue virtual currencies are required to ensure: (1) the virtual currencies can only be exchanged for the online game services and products provided by themselves, but not for the purchase of services and products that are provided by other game operators; (2) the prepaid money of users for purchase of virtual currencies shall not be misappropriated; (3) the game operators will keep purchase records of users for at least 180 days since the last time they receive services; (4) the game operators will file the category, price, amount, and so forth, with the provincial culture administration which they register with.

Information security and censorship

        Internet content in China is also regulated and restricted from a state security standpoint. The Standing Committee of National People's Congress enacted a decision on December 28, 2000 that makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) falsify or disseminate false commercial information that influences trading of stock exchange or future exchanges or disrupts financial orders; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a release of State secrets or a distribution of socially destabilizing content. The MPS has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites.

        On May 14, 2004, the MOC issued the Notice Regarding the Strengthening of Network Game Censorship. This notice mandates that all imported and domestic online games are required to be filed with the MOC. We have made such filings for all of our existing virtual worlds. The filings of Mole's World, Seer and Flower Fairy have been completed, and the filings of other virtual worlds are being reviewed as of the date of this annual report.

        On July 12, 2005, the MOC and the MII promulgated the Opinions on the Development and Administration of Online Game reflecting the PRC government's intent to foster and control the development of the online game industry in China. In addition, the MOC will censor online games that threaten state security, disturb the social order, or contain obscenity or violence.

Privacy Protection

        PRC law does not prohibit Internet content providers from collecting and analyzing personal information for their own use. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Addiction prevention and identity verification system

        In April 2007, GAPP and several other governmental authorities issued a circular requiring the implementation of an addiction prevention and the identity verification system by all PRC online game operators, in an effort to curb addictive online game play behaviors in minors under 18. Game operators are required to reduce in-game gains or benefits after three hours of continuous play and eliminate in-game gains or benefits after five or more hours of continuous play.

        To identify whether a game player is a minor and thus subject to the addiction prevention system, an identity verification system is also adopted, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authority for verification. We have implemented addiction prevention programs for all of our virtual worlds and have established the identity verification system in all of our virtual worlds as one of the ways for registration. Please see "Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties in PRC government policies and regulations regarding virtual worlds and online games and children's Internet use in China may adversely affect our business."

Internet infringement

        The Tort Law of the PRC, which was promulgated by the Standing Committee of National People's Congress on December 26, 2009, became effective on July 1, 2010. According to the Tort Law, an Internet user or an Internet service provider who infringes upon the civil rights or interests of others through the use of the Internet will assume tort liability. Where an Internet user infringes upon the civil rights or interests of another through the use of the Internet, the infringee will be entitled to notify and request the Internet service provider whose Internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an Internet link. If, after being notified, the Internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. Under the Tort Law, civil rights and interests will include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage.

Regulations on Television and Film Industry

        We have expanded into film and television production through the co-production of, or investments in, two animation series and two feature films, based on our "Mole's World" and "Seer" franchises. On July 19, 2004, SARFT promulgated the Administration Rules on the Production and Operation of Broadcasting Television Programs, pursuant to which an entity that plans to produce and operate television and broadcast programs in China is required to obtain the License for Producing and Operating Television and Broadcast Programs. On July 11, 2006, SARFT issued Provisional Regulations on Filing and Publicity of Domestic Television Animations, stipulating that registrations for domestic television animations must be filed with, and be publicly displayed by SARFT prior to their production. On February 14, 2008, SARFT promulgated the Notice of the State Administration of Radio, Film and Television on Strengthening the Administration of the Broadcasting of Domestic Animation Series and later on May14, 2010, SARFT further promulgated Regulations on Content of Television Series, pursuant to which for each domestic television animation completed, the animation production entity is required to obtain the Domestic Animation Publication License prior to the broadcast of such domestic television animation to the public. On December 25, 2001, the State Council promulgated Regulations on the Administration of Movies, according to which, an entity other than film production entities that intends to independently engage in movie production shall report to SARFT for approval and obtain an One-Time Film Production License for each single film to be produced from SARFT. We cooperate with third parties with the requisite qualifications and licenses in the production and distribution of the animation series and film based on our Mole's World franchise and the film based on our Seer franchise. Shanghai Taomee Animation Co., Ltd. has obtained the license for the production and broadcasting of radio and television program, and the license for the broadcasting of Seer I animation series.

Policies to Foster Growth of Domestic Animation Industry

        Since 2004, several circulars have been issued to encourage the development of the still nascent animation industry in China. On April 20, 2004, SARFT promulgated Several Opinions on Developing Domestic Animation and Film Industry, which restricts foreign animation content by putting a time limit on total hours allowed to be broadcast in television stations in China. SARFT issued the Circular on Further Regulating the Broadcasting of Animations in 2006, and the Circular on Strengthening the Regulation on the Broadcasting of Animations in 2008, effectively prohibiting the broadcasting of foreign animation content by nationwide television stations from 17:00 to 21:00 everyday. In 2006 and 2008, circulars were issued by various governmental departments including the Ministry of Finance and MOC, supporting domestic animation industry and promoting the animation production industrial chain. Furthermore, on July 17, 2009, the Ministry of Finance and State Administration of Taxation jointly promulgated the Circular on Tax Policy to Support Animation Industry, which provides domestic animation producers a series of preferential tax treatment with regard to their self-developed products.

Regulations Related to Intellectual Property Rights

        The State Council and the NCAC have promulgated various rules and regulations relating to the protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy better protections of registered software rights.

        On March 5, 2009, the MIIT promulgated the Administrative Measures on Software Products, or the Software Measures, which replaced the original Administrative Measures on Software Measures promulgated by MII in October 2000, to regulate software products and promote the development of the software industry in China. Pursuant to the Software Measures, software products which are developed in China and registered with the local provincial government authorities in charge of the information industry and filed with MIIT may enjoy the relevant encouragement policies. Software developers or producers are may sell or license their registered software products independently or through agents. Upon registration, the software products will be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration.

        The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The PRC Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

        The MII amended its Administrative Measures on China Internet Domain Names in 2004. According to these measures, the MII is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a "first apply-first-registration" basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

        On June 29, 2007, the Standing Committee of the National People's Congress adopted the Employment Contract Law, or ECL, which became effective as of January 1, 2008. The ECL requires employers to provide written contracts to their employees, restricts the use of temporary workers, and aims to give employees long-term job security.

        Pursuant to the ECL, employment contracts lawfully concluded prior to the implementation of the ECL and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the ECL but no written employment contract was concluded, a contract must be concluded within one month after the ECL's implementation.

Regulations Related to Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

        The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under this regulation, the RMB is freely convertible for current account items, including the trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of SAFE is obtained and prior registration with SAFE is made.

        Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated on June 20, 1996 by the PBOC, foreign-invested enterprises in China may purchase or remit foreign currency for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

        In October 2005, the SAFE issued the Circular on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 75, which became effective as of November 1, 2005. This was further supplemented by an implementing notice issued by SAFE on November 24, 2005. Circular 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. Circular 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by PRC residents. The term "PRC legal person residents" as used in Circular 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term "PRC natural person residents" as used in Circular 75 includes all PRC citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit. Under Circular 75, PRC residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into an offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filings with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before Circular 75 was promulgated are required to register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006. The guidance issued by the SAFE in May 2011 allows PRC residents to register with the relevant local SAFE branch after the establishment of the offshore entity on stringent conditions, but such PRC residents will be subject to penalties for their non-compliance of the PRC foreign exchange control regime, if any.

        Under the Circular 75, PRC residents are further required to repatriate to the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under the Circular 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. All our individual shareholders who are subject to Circular 75 have obtained registration with regards to the establishment of our company and the later changes of their shareholding in our company as required under Circular 75. Please see "Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiary and our PRC subsidiary's ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules."

        On February 15, 2012, SAFE promulgated the Notice regarding Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Plan of Overseas-Listing Companies, which substitutes the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Companies promulgated by SAFE on March 28, 2007. Under the Stock Option Rule, the domestic individuals as defined under the Foreign Exchange Administration Regulations who are granted stock options or other incentive alternatives by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures.

Dividend distribution

        The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law issued in 1986 and amended in 2000, and the Implementation Rules under the Foreign Investment Enterprise Law issued in 1990 and amended in 2001. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. Funds held in these reserves are not distributable as cash dividends.

Regulations Related to Taxation

        On March 16, 2007, the National People's Congress, the PRC legislature, passed the new Enterprise Income Tax Law, or the new EIT Law which became effective on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new EIT Law.

        The new EIT Law applies a uniform 25% Enterprise Income Tax rate to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends out of post-2007 earnings paid by a foreign-invested enterprise to a non-resident shareholder are now subject to a withholding tax of 10%, which may be reduced under any applicable bi-lateral tax treaty between the PRC and the jurisdiction where the non-resident shareholder resides. According to the Administrative Measures for Non-residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the State Administration of Taxation on August 24, 2009, which became effective on October 1, 2009, an applicant seeking a preferential withholding tax rate under a bilateral tax treaty must apply to the competent PRC tax authorities for recognition of eligibility for such treaty benefits. According to the Circular of the SAT on How to Understand and Identify "Beneficial Owner" under Tax Treaties, which became effective on October 27, 2009, or Circular 601, the PRC tax authorities must evaluate whether an applicant for treaty benefits with respect to dividends, interest and royalties qualifies as a "beneficial owner" on a case-by-case basis, and must follow the "substance over form" principle. Circular 601 sets up criteria to identify a "beneficial owner" and provides that an applicant that does not carry out substantial business activities, an agent or a conduit company, will not be regarded as a "beneficial owner" and therefore cannot enjoy treaty benefits.

        Pursuant to the Arrangement between Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income signed on August 21, 2006, which in Hong Kong, applies to income derived in any year of assessment commencing on or after April 1, 2007, and in the PRC, in any year commencing on or after January 1, 2007, a company incorporated in Hong Kong will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it is deemed the beneficial owner by PRC tax authorities and holds a 25% or more equity interest in that particular PRC subsidiary at the time of the distribution, or 10% if it holds less than a 25% equity interest in that subsidiary or is not the beneficial owner of the income.

        An enterprise registered under the laws of a jurisdiction outside the PRC may be deemed a PRC tax resident if its place of effective management is in the PRC. According to the implementation rules, an enterprise's place of effective management may be deemed to be in the PRC if the PRC is the location of its "de facto management bodies", which are defined as the bodies that have substantial and overall management and control over such aspects as the production and the business, personnel, accounts and properties of the enterprise.

        In addition, under the new EIT Law, foreign shareholders could become subject to a 10% income tax on any gains they realized from the transfer of their shares, if such gains are regarded as income derived from sources within the PRC, and the enterprise in which their shares invested is considered a "tax resident enterprise" in the PRC. Once a non-PRC company is deemed to be a PRC tax resident by following the "place of effective management" concept and any dividend distributions from such company are regarded as income derived from sources within the PRC, PRC withholding income tax may be imposed and applied to dividend distributions from the deemed PRC tax resident to its foreign shareholders, and dividends distributed by its PRC subsidiaries to such deemed PRC tax resident would be exempt from PRC tax if certain requirement are met.

        Pursuant to the PRC Individual Income Tax Law, or the Individual Income Tax Law, adopted on December 29, 2007 and amended on June 30, 2011, individuals who are domiciled in the PRC or who are not domiciled but have resided in the PRC for at least one year are required to pay Individual Income Taxes in accordance with the Individual Income Tax Law on income derived from sources in and outside the PRC. For those individuals who are neither domiciled in nor residents of the PRC, or who are not domiciled and reside for less than one year in the PRC, are required to pay Individual Income Taxes in accordance with this law on income derived from sources within the PRC.

Regulations Related to M&A and Overseas Listings

        On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006 and was amended by the Ministry of Commerce on June 22, 2009. The New M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle, or SPV, overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM's approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas. Please see "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with the initial public offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions."

C.
Organizational Structure

        The following diagram illustrates our principal shareholding and corporate structure and the place of incorporation of each of our significant subsidiaries and significant VIE as of December 31, 2011.

(1)
Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P., together, the Qiming Funds.

(2)
Shanghai Taomee is our VIE in China and is 30% owned by Mr. Jason Liqing Zeng, our chairman, 23.75% owned by Mr. Benson Haibing Wang, our co-founder, director and chief executive officer, 17.375% owned by Mr. Crow Zhen Wei, our co-founder, director and chief technology officer, 15.75% owned by Mr. Roc Yunpeng Cheng, our co-founder, director and chief operating officer, 8.125% owned by Mr. Bin Wang and 5% owned by Mr. Yuliang Feng.

        We have entered into contractual arrangements with Shanghai Taomee and its shareholders, through which we exercise effective control over operations of Shanghai Taomee and receive economic benefits generated from it. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Shanghai Taomee and thus consolidate its results in our consolidated combined financial statements. However, these contractual arrangements may not be as effective in providing us with control over the VIE as direct ownership of it. In addition, the VIE or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties" and "Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties."

Contractual Arrangements with Shanghai Taomee and its Shareholders

        Our relationships with Shanghai Taomee and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Shanghai Taomee and Shanghai Shengran is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai Taomee and Shanghai Shengran, Shanghai Taomee is not required to transfer any funds generated from its operations to Shanghai Shengran.

        Loan Agreement.    Certain shareholders of Shanghai Taomee, namely Messrs. Jason Liqing Zeng, Benson Haibing Wang, Crow Zhen Wei, Roc Yunpeng Cheng and Bin Wang entered into a loan agreement with Shanghai Shengran, under which Shanghai Shengran provided an interest-free loan of RMB2.5 million (US$0.4 million) to these shareholders, solely for their respective contributions to the increased capital of Shanghai Taomee. The loan has a term of ten years, which can be extended if mutually agreed by the parties. Shanghai Shengran has the right to determine the method of loan repayment, including requiring the shareholders to transfer all of their respective equity interest in Shanghai Taomee to Shanghai Shengran and/or its designee.

        Option Agreement.    Shanghai Taomee's shareholders have entered into an option agreement with Shanghai Shengran, under which each shareholder of Shanghai Taomee granted Shanghai Shengran an exclusive option to purchase or have its designee purchase his equity interest in Shanghai Taomee at the purchase price equal to the lowest price permitted by the PRC laws, and agreed to assist Shanghai Shengran in obtaining all necessary government approvals as may be then required in connection with the purchase. Shanghai Shengran may exercise such option at any time to the extent permitted by the PRC laws. In addition, Shanghai Taomee and its shareholders agree that without Shanghai Shengran's prior written consent, they will not engage in certain actions including transferring or otherwise disposing of the equity interest in Shanghai Taomee.

        Proxy Agreement.    Shanghai Taomee and its shareholders have entered into a proxy agreement with Shanghai Shengran, under which each shareholder of Shanghai Taomee granted an irrevocable power of attorney to Shanghai Shengran that authorizes Shanghai Shengran to vote as the shareholder's attorney-in-fact on all of the matters of Shanghai Taomee requiring shareholders' approval, including the appointment of board members and senior management members.

        Business Operation Agreement.    Shanghai Taomee and its shareholders have entered into a business operation agreement with Shanghai Shengran, under which each of the shareholders agrees that, without the prior written consent of Shanghai Shengran or its designee, Shanghai Taomee will not conduct any transactions which might substantially affect its assets, businesses, personnel, obligations, rights or operations confirmed by Shanghai Shengran. Shanghai Taomee and its shareholders agree to fully comply with the advices in connection with its business operation and financial management provided by Shanghai Shengran from time to time and to elect directors and officers of Shanghai Taomee in consistence with the direction of Shanghai Shengran. In addition, the shareholders agree to unconditionally transfer to Shanghai Shengran, without any consideration, any dividends or other proceeds received from Shanghai Taomee in their capacity as shareholders of Shanghai Taomee.

        Commercial Cooperation Agreement.    Under the commercial cooperation agreement between Shanghai Taomee and Shanghai Shengran, Shanghai Shengran agrees to place certain game updates and value-added components developed by it, or the objects, on Shanghai Taomee's platform for operation. Shanghai Shengran will provide routine maintenance, updates, technical support and debugging for the operation of the objects, and Shanghai Taomee will provide platform servers, broadband resources and customer services. Unless Shanghai Shengran directs otherwise and subject to applicable laws, any intellectual property in relation to the objects will belong to Shanghai Shengran and cannot be used by Shanghai Taomee beyond the agreed scope of uses. Shanghai Shengran will enjoy the profits generated from this operation after the deduction of a reasonable portion thereof by Shanghai Taomee. The rate for the deduction will be determined through negotiation by both parties based on the principles of arm's-length pricing.

        Shares Pledge Agreement.    Shanghai Taomee and its shareholders have entered into an equity interest pledge agreement with Shanghai Shengran, under which the shareholders of Shanghai Taomee pledged all of their equity interests in Shanghai Taomee to Shanghai Shengran to secure their and Shanghai Taomee's obligations under certain agreements above and as collateral for all of the amounts payable by Shanghai Taomee to Shanghai Shengran under those agreements. If any event of default as defined under this agreement occurs, Shanghai Shengran, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any equity proceeds (including but not limited to any dividend or profit) from Shanghai Taomee will be further pledged in favor of Shanghai Shengran excepted otherwise agreed by Shanghai Shengran in writing.

D.
Property, Plant and Equipment

        Our principal executive offices are located at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People's Republic of China. Our telephone number at this address is (86-21) 6128-0056 and our fax number is (86-21) 3367-4012. We are headquartered in Shanghai and have leased an aggregate of approximately 10,600 square meters of offices in Shanghai from independent third parties and do not own any real property.

        We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated combined financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this annual report.

A.
Operating Results

Overview

        We are one of the leading children's entertainment and media companies in China. Our success online has translated into growing demand for our content offline in print media, merchandising, television and film. As of December 31, 2011, we had approximately 276 million registered accounts. In our virtual worlds, children adopt avatars and learn through interactive games and group activities set in imaginative landscapes with evolving story lines of exploration and adventure.

        We work with publishers to offer a wide range of children's books and magazines, featuring iconic characters, story lines and images we have developed and popularized. We license our franchises to leading brands in toys and other consumer products for children in China. We have also developed content for animation film and television, which we released in 2011. We refer to these other businesses as our offline business.

        We generate revenues from our online business primarily through the sales of subscriptions and virtual items, which users pay for primarily in the form of virtual currency purchased with prepaid cards. Our prepaid cards are distributed in over 118,297 retail outlets in over 2,108 towns and cities across 31 provinces in China. We generate revenues from our offline business mainly from license fees and royalties based on contracts with book publishers, makers of consumer products and other licensees.

        For 2009, 2010 and 2011, approximately 97.3%, 93.6% and 88.8%, respectively, of our net revenues were generated from online business, and approximately 2.7%, 6.4% and 11.2%, respectively, of our net revenues were generated from offline business.

        We have achieved substantial growth since we launched our first virtual world, Mole's World, in September 2008. Our net revenues grew from US$7.1 million in 2009 to US$36.0 million in 2010, and amounted to US$45.4 million in 2011. Our gross profit grew from US$5.1 million in 2009 to US$30.1 million in 2010, and amounted to US$37.7 million in 2011. Our net income grew from US$1.3 million in 2009 to US$21.6 million in 2010, and amounted to US$19.5 million in 2011. The number of active paying accounts, in our online entertainment community increased from 1.8 million in the three months ended December 31, 2009 to 2.4 million in the three months ended December 31, 2010 and decreased to 1.7 million in the three months ended December 31, 2011, and per paying account average gross revenues from the operation of our virtual communities in China, or ARPU, increased from approximately US1.9 to US$3.9 and US$4.7 in the same periods.

Factors Affecting Our Results of Operations

        Our results of operations are affected by the factors described in more details in the "—Descriptions of Certain Statement of Operations Items—Net revenues" as well as the general and specific factors, including:

  •
  overall economic growth in China, which has resulted in increases in disposable income and discretionary consumer spending;

  •
  urbanization rate, which has led to the development of a sophisticated consumer market and a greater concentration of children in urban centers with ready access to the Internet;

  •
  discretionary spending on and by children on media and entertainment, which has increased considerably as a result of Chinese families' growing affluence as well as population control policies of the Chinese government;

  •
  demand for online entertainment among children, which has grown as a result of rapidly increasing popularity of Internet use among children.

  •
  government policies that restrict the operation by foreign content developers and operators. See "Item 4. Information on the Company—B. Business Overview—Regulations Related to Our Business—Online games administration measures";

  •
  the stability and quality of our management and employees;

  •
  competition in the children's entertainment and media industry, which is characterized by rapid change, converging technologies, relatively low capital requirements and barriers to entry. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to maintain our revenues and profitability as we operate in a competitive industry and compete against many companies"; and

  •
  our ability to achieve a high level of production and operation efficiency.

Descriptions of Certain Statement of Operations Items

Net revenues

        We generate revenues from two sources: (i) online business through the operation of our virtual worlds and provision of other online services and products, including royalties for licensing our virtual worlds, and (ii) offline business.

        Our revenues from online business grew rapidly since we commercially launched our first virtual world, Mole's World, in September 2008. Our revenues from offline business also grew rapidly since 2009, when we first leveraged our online business to enter into arrangements to license our franchises to makers of consumer products and publishers of children's books. The following table sets forth a breakdown of our net revenues from the periods indicated.

	For the Years Ended December 31,
	2009		2010		2011
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Net revenues:
Online business	6,877	97.3	33,683	93.6	40,331	88.8
Offline business	189	2.7	2,290	6.4	5,066	11.2

Total net revenues	7,066	100.0	35,973	100.0	45,397	100.0

  Online Business

        Our net revenues from online business amounted to US$6.9 million, US$33.7 million and US$40.3 million in 2009, 2010 and 2011, respectively.

        Our net revenues from online business are net of discounts and rebates granted to our distributors, as well as business taxes and surcharges incurred in connection with our operations. Each of Shanghai Shengran and Shanghai Taomee is subject to PRC business tax at a statutory tax rate of 5% and surcharges totaling approximately 0.65% related to urban construction and education, which we deduct from our gross online business revenues.

        We generate revenues from our online business primarily through two revenue streams—time-based and item-based. While users can access our virtual worlds for free, users may choose to pay a RMB10 (US$1.5) fee per virtual world to access premium features and gain privileges within each of our virtual worlds for 30 days. Users who pay the subscription fee enjoy additional capabilities, special privileges, such as having a higher upper limit for the total number of friends that the users can have and access to exclusive online parties. In addition, users pay a fee for each virtual item within our virtual worlds. For more details on revenue recognition, see "—Critical Accounting Policies and Estimates—Revenue Recognition." In 2009, we also generated a small amount of revenues from royalties for licensing our virtual worlds to a licensee in Taiwan. We subsequently accounted for income from the licensing arrangement as share of profit in equity investment after we obtained an equity interest in 2009 in the licensee. See "—Share of Profits/Loss in Equity Method Investments." Starting from June, 2011, we began to generate online business revenues from licensing our virtual worlds outside of China. Starting from the second half of 2010, we also began to operate third-party online casual games on our platform and generate revenues from such licensing arrangements.

        Users can purchase subscriptions and virtual items using our virtual currency, the Mibi, which in turn can be purchased from different distribution channels, such as our prepaid cards, third-party prepaid cards, online payment channels and cellular telecom operators. We sell the prepaid cards to our distributors at a pre-negotiated discount on the face value of the cards and offer a volume rebate to distributors if they meet a pre-set sales requirement. Net proceeds from distributors are initially recorded as advances from customer. Upon activation or charge of the prepaid cards or the Mibi, these advances from customers are transferred to deferred revenues. The proceeds received from sales of the Mibi directly to users through third-party payment channels are recorded as deferred revenues. For more details on our distribution agreements and payment systems, see "Item 4. Information on the Company—B. Business Overview—Our Business Segments—Online Business—Pricing, payment and distribution."

        Our physical prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired physical prepaid cards that have never been activated are recognized as other operating income upon expiration of the cards. In 2009, we had not recognized any income or revenues in connection with any expired prepaid cards. In 2010 and 2011, we recognized US$41,801 and approximately US$546,360, respectively, as other operating income due to expiration of prepaid cards.

        The table below lists our portfolio of virtual worlds and mobile applications currently offered and their respective date of commercial launch.

Date of Commercial Launch(1)
Mole's World	September 2008
Seer	September 2009
Flower Fairy	June 2010
Gong Fu Pai	September 2010
Mole Hero	May 2011
Seer II	November 2011
Mobile Applications	October 2011

(1)
A virtual world is considered commercially launched when we charge users for 30-day subscriptions or virtual items. A mobile application is considered commercially launched when we charge users to download the application.

        The following table sets forth the number of active accounts, the number of active paying accounts and ARPU for each period indicated.

	For the Three Months Periods Ended
	2009				2010				2011
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Active Accounts (in thousands)(1)	13,716	15,172	20,367	26,609	30,344	33,989	36,213	25,967	27,329	24,046	37,126	27,009
Active Paying Accounts (in thousands)(2)	437	1,104	1,186	1,761	2,961	3,274	3,062	2,415	2,741	2,207	2,129	1,677
ARPU (in US$)(3)	1.3	1.3	1.7	1.9	2.3	3.0	3.3	3.9	4.6	5.1	5.2	4.7

(1)
The number of active accounts for each quarter prior to June 30, 2010 was based on monthly active accounts, as adjusted to eliminate double-counting of the same accounts that accessed multiple virtual worlds during the relevant months and as extrapolated for quarterly presentation. No such adjustment was made after June 30, 2010, when we upgraded our operating data collection system.

(2)
The number of active paying accounts for each quarter is the number of active accounts that paid subscription fees to access premium features of our virtual worlds or purchased virtual items in the relevant quarter.

(3)
Includes gross revenues from online business, and excludes gross revenues from the licensing of our virtual worlds to third-parties.

        We believe net revenue from our online business is primarily affected by the following factors:

  •
  Our ability to maintain and expand our user base which depends on the continued growth of the number of children who use the Internet, our ability to bring appealing content and entertainment experiences to our users, use effective promotion to reach new users, expand our user base in second and third-tier cities in China, and maintain and enhance our reputation among children and their parents. We will also develop new virtual worlds and other services on our community, which may appeal to age groups and demographics that we have yet to reach and increase our revenues as a result. From time to time, we may adopt the strategy of trying to gain market share and increase user stickiness and temporarily decelerate monetization. The operating results of third and fourth quarter of 2011 have bolstered our confidence in such strategy to prioritize market share expansion as we foster the growth of our user base and user stickiness.

  •
  Our ability to increase item-based revenue stream.  We generate revenues primarily through the sales of subscriptions to access premium features and gain privileges in our interactive communities and the sales of virtual items. The increase in sales depends on our ability to frequently enhance and update our virtual items and premium features to cater to children's changing preferences and attract more sales. As we already have a large and stable base of users who pay subscription fees, we expect one of the key drivers of future growth to be increased spending on virtual items.

  •
  Our ability to increase our ARPU by:

  •
  effectively pricing our subscription fees and virtual items and utilizing bundling.  We price our subscription fees and virtual items to be attractive and affordable for our users. While we do not foresee near-term increase in per account subscription fee, we expect greater flexibility in pricing virtual items. As we actively monitor market practices, consumption patterns, popularity of our virtual worlds and virtual items, we plan to effectively employ promotions and bundlings of virtual items to increase ARPU.

  •
  optimizing revenue mix.  We have built and will continue to build a portfolio of diverse virtual worlds that appeal to children of different age, gender and interests. As children of different gender and age groups exhibit different ARPUs, and as virtual worlds with different themes or at different life stages exhibit different ARPUs, our revenues will be affected by the mix of virtual worlds and other services and communities we offer. Our ability to continue to launch virtual worlds to create a portfolio with various target users and life cycles is critical to our sustained growth.

  •
  Our ability to expand the distribution network and negotiate favorable rebates and discounts with distributors. We maintain an extensive distribution system for our physical prepaid cards that reached approximately 118,297 retail outlets in over 2,108 towns and cities in 31 provinces around China, as of December 31, 2011. Since many children have limited access to online payment channels, we rely on payment through the physical prepaid cards for a substantial amount of our revenues. We need to identify additional retail outlets that are located near our target users and expand our distribution network to more second and third-tier cities in China. In addition, our ability to negotiate favorable discount and rebate rates with more distributors and continue to optimize our distribution structure is important to our future revenue growth. Before 2010, we had one national distributor of our physical prepaid cards. After November 2009, we were able to decentralize our card distribution and worked with distributors at the province-level, and negotiated more favorable discount and rebate rates with these distributors.

  •
  Seasonality in user behavior.  Our quarterly results of operations may be affected by seasonal trends caused by user behavior and demand for our online and offline offerings. We expect our net revenues from online business to be higher during winter and summer vacations when there are more active users and children have more online playtime during these non-school days, which usually falls in the first and third quarters of each calendar year. For instance, on average, school children in key provinces and municipalities in China had 41 non-school days in the first quarter of 2011, 27 in the second quarter, 60 in the third and 27 in the fourth quarter. Decreases in our net revenues from online business, if any, as a result of seasonality may be most visible from the third quarter to the fourth quarter of each year, as the fourth quarter has less than half of the non-school days compared to the third quarter, and from the first quarter to the second quarter as well, not only because the decrease in non-school days in the second quarter as compared to the first quarter, but also because children are generally given extra pocket money during Chinese New Year in the first quarter of each year. These seasonality trends generally manifest themselves more clearly with respect to more mature virtual worlds and less clearly during periods of high growth that accompany the introductory stages of a highly popular virtual world. For example, as a result of the seasonality effect discussed above, our revenues from online business was higher in the first quarter of 2011 as compared to the second quarter of 2011 and we expect a similar decrease in revenue from online business in the second quarter of 2012 as compared to the first quarter of 2012.

  •
  Our ability to operate in a competitive industry.  We operate in the competitive children's online entertainment industry. See "—Factors Affecting Our Results of Operations." Our ability to maintain our competitive edge in attracting and retaining users, to quickly respond to market trends and user preferences and to strategically promote our brands and services are crucial to our growth.

  •
  Our ability to expand cooperation with online game developers.  Starting from the second half of 2010, we began to operate third-party online casual games on our platform and generate revenues from such licensing arrangements. We plan to continue to enter into licensing arrangements to operate third-party online casual games on our platform.

  Offline business

        Our net revenues from offline business amounted to US$0.2 million, US$2.3 million and US$5.1 million in 2009, 2010 and 2011, respectively.

        Our revenues from offline business mostly consisted of publishing royalties, film and television and merchandise licensing fees generated from licensing our content in the PRC. In addition to licensing our franchises, we sometimes procure and sell merchandises that bear images of our franchises, as we did in the first half of 2009, and books featuring our franchises. We take the associated inventory risks in connection with such sales. See "—Cost of Services—Offline business."

        We invested in the production of, or licensed our franchise to producers of, two animation series with over 100 planned episodes and two feature films, based on our "Mole's World" and "Seer" franchises, which we launched or released in 2011, from which we have generated revenues through sharing net sales proceeds from advertising and box office receipts. We generated a small amount of revenues in the fourth quarter of 2010 from carnivals and other live performance events for children.

        Our results of operations will be significantly affected by our ability to grow our offline business by leveraging our brand name and the popularity of our franchise assets and content creation capabilities. We believe net revenue from our offline business is primarily affected by the following factors:

  •
  Our ability to engage additional licensees in more media formats and product categories.  Currently, we are working with over 30 licensees in key categories of consumer goods, such as apparel, toy and dairy beverages, including many brands well-known in China. We plan to increase our offline revenues by identifying additional media formats and/or product categories for the license of our franchises and number of licensees in each media format or product category;

  •
  Our ability to generate more content and offerings for offline business.  As of December 31, 2011, our content for our offline business had been based on our franchises developed for our virtual worlds. We expect our offline revenues to grow as we develop more franchises or develop original content for the offline business;

  •
  Our ability to negotiate favorable royalty rates with our licensees.  We believe as we further enhance our brand recognition, we may be able to negotiate more favorable royalty rates;

  •
  Our ability to engage in cross-marketing and promotions between online and offline media.  We expect our revenues from offline business to increase as the awareness of our brands grows, as we promote our offline business in our large online community and as we tie the offline products and services to our popular online virtual worlds or other offerings, such as placing a redemption code in licensed children's books and toys that allows readers to redeem coveted virtual items;

  •
  Seasonality of our offline business is affected by the different consumption patterns influencing different media formats or product categories for our licensed franchises and the mix of media formats and product categories. For instance, sales of certain toys and stationery sold near primary schools may decrease during winter and summer vacations, while sales of clothing may increase during such periods.

Cost of Services

        The following table sets forth a breakdown of our cost of services and as a percentage of total cost of services for the periods indicated.

	For the Years Ended December 31,
	2009		2010		2011
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Cost of services:
Online business	1,913	95.5	5,166	88.3	6,035	78.5
Offline business	90	4.5	685	11.7	1,653	21.5

Total cost of services	2,003	100.0	5,851	100.0	7,688	100.0

  Online business

        Our cost of services relating to our online business primarily consists of bandwidth leasing and server hosting fees, salaries and benefits of our operations staff, production costs for prepaid cards, depreciation and amortization of servers and other computer equipment and software purchased from third-parties, and other direct costs.

        Our bandwidth leasing fees represent the fees we pay to bandwidth vendors, which are typically telecommunications operators such as China Telecom and China Unicom, or independent third parties that purchase bandwidth from major telecommunications operators in China. We also purchase servers from which we incur depreciation expenses and rental expenses for storing our servers. In the foreseeable future, we expect our bandwidth leasing fees and server-related depreciation and rental expenses to continue to increase in absolute amount given the anticipated increase in the volume of our website traffic, and to decrease as a percentage of our revenues as we continue to increase our revenues and achieve better economies of scale as a result of increased sales volume and continued technological improvements that optimize bandwidth and server usage.

        Salaries and benefits (including share-based compensation) cost for our online business primarily comprise compensation to operations support staff, including employees responsible for database and user system maintenance, bandwidth and server monitoring and maintenance, prepaid card and billing system maintenance, online security, technical support and customer service. We expect costs associated with salaries and benefits to increase as we continue to expand our operations and hire more staff. Our operations staff for online business increased from 75 as of December 31, 2009 to 132 as of December 31, 2010 and decreased to 115 as of December 31, 2011.

        Our production costs include the cost of manufacturing and transporting physical prepaid cards to our distributors around China. We expect such production costs to increase in absolute amount as we continue to expand our operations and enter into distribution agreements with city level distributors. However, we do not expect production costs of the prepaid card to comprise a material part of our cost of services going forward.

  Offline business

        Cost of services relating to our offline business is primarily comprised of compensation to our operations employees, film and animation production cost and merchandise cost, which is the cost involved in producing labels used to verify the authenticity of our licensed products and inventory costs associated with occasional book sales by us in 2010 and we have not incurred merchandise cost after the first quarter of 2011.

Operating Expenses

        Our operating expenses consist of product development expenses, sales and marketing expenses and general and administration expenses. The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total net revenues for the periods indicated. As we continue to expand both our online and offline business, we expect our operating expenses to increase in absolute amount, and we aim to maintain or enhance our operating efficiency when our business further scales up.

	For the Years Ended December 31,
	2009		2010		2011
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Total net revenues:	7,066	100	35,973	100	45,397	100
Operating expenses:
Product development expenses	1,444	20.4	4,649	12.9	10,304	22.7
Sales and marketing expenses	893	12.6	1,570	4.4	6,255	13.8
General and administrative expenses	1,161	16.4	5,729	15.9	7,965	17.5
Other operating (income)	—	—	(278)	(0.8)	(1,734)	(3.8)

Total operating expenses	3,498	49.4	11,670	32.4	22,790	50.2

  Product development expenses

        Our product development expenses consist primarily of salaries and benefits, including share-based compensation, for personnel engaged in concept generation, community function development and design, story line development, website structure and content development and design, graphic and audio design, quality control and testing of our virtual worlds and other online services. Product development expenses accounted for approximately 20.4%, 12.9% and 22.7% of our total net revenues in 2009, 2010 and 2011, respectively. Our product development expenses increased in recent years primarily due to our hiring additional writers, engineers, development staff, animation and graphic artists. We expect that our product development expenses will further increase in absolute amount in the future as we continue to devote resources to improve our interactive communities and the overall user experience and to create new virtual worlds, and as we incur higher share-based compensation expenses. However, we expect our product development expenses to stay relatively stable as a percentage of our total net revenues and we expect our revenue growth will keep pace with the increase in our product development expenses.

  Sales and marketing expenses

        Our sales and marketing expenses primarily consist of advertising and promotional expenses, film promotion and animation related expenses, branding-related animation expenses, salaries and benefits, including share-based compensation, and other overhead expenses incurred by our sales and marketing personnel. Sales and marketing expenses accounted for approximately 12.6%, 4.4% and 13.8% of our total net revenues in 2009, 2010 and 2011, respectively. Our sales and marketing expenses increased in the absolute amount in recent years, primarily due to the growth of our sales and marketing team as well as an expansion of our marketing efforts. We expect that our sales and marketing expenses will increase in absolute amount as we further promote our virtual worlds in future periods on search engines, web portals and casual game websites and devote efforts to further expanding our user base.

  General and administration expenses

        Our general and administration expenses primarily consist of salaries and benefits, including share-based compensation, for our general and administration, finance and human resources personnel, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, professional service fees and other expenses incurred in connection with general corporate purposes. General and administration expenses accounted for approximately 16.4%, 15.9% and 17.5% of our total net revenues in 2009, 2010 and 2011, respectively. We expect our general and administration expenses to increase in absolute amount as we incur additional expenses in connection with the expansion of our business and our operations as a publicly traded company, which include hiring more staff for our general and administrative team, expenses related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations, and as we incur higher share-based compensation expenses. However, we expect our general and administration expenses to stay relatively stable or decrease as a percentage of our total net revenues in the future as we expect our revenue growth will outpace the increase in our general and administration expenses.

  Other operating income

        Our other operating income consists of PRC government subsidies granted to our operating subsidiary and significant VIE in China and income recognized as a result of expiration of prepaid cards. Other operating income amounted to US$0.3 million in 2010 and US$1.7 million in 2011. We did not receive government subsidies or recognize any income from expired prepaid cards in 2009. We received government subsidies in 2010 and 2011. However, the amount we receive may vary depending on government policy, our business operations and other factors. In 2011, we recognized a small amount of other operating income due to the expiration of prepaid cards.

Share of Profits/Loss in Equity Method Investments

        In December 2009, we obtained a minority interest in Elyn Corporation and its wholly owned subsidiary Taiwan Taomee Co., Ltd., of which 20% was initially held through a related party, as consideration, in exchange for a three-year exclusive right to operate certain of our virtual worlds in Taiwan, Hong Kong and Macau. As we have the ability to exercise significant influence over Elyn Corporation, we account for this investment using the equity method of accounting. Our share of profits from our equity investment in Elyn Corporation in 2009, 2010 and 2011 amounted to approximately US$0.05 million, US$0.5 million and US$1.0 million, respectively.

        On February 25, 2011, we entered into an agreement to effectively sell a 10.5% equity interest in Elyn Corporation that had been indirectly held by the related party on our behalf. Of the 10.5% equity interest in Elyn Corporation, 9.14% was sold to Qiming Funds which are our existing shareholders and 1.36% was sold to a third party investor for US$3.4 million and US$0.5 million, respectively, in cash. A gain of US$3.7 million was recognized in share of profit in equity method investments in the consolidated combined statement of operations. In addition, the nominee shareholding agreement was terminated with the related party and we currently hold all of our 29.5% equity in Elyn Corporation directly, and continue to account for this investment using the equity method.

        On August 12, 2011, our equity interest in Elyn Corporation was diluted from 29.5% to 28.8% as a result of Elyn Corporation's issuing shares to its employees.

        In November 2011, Taiwan Taomee went through a reorganization and contemporaneously issued new ordinary shares to existing shareholders and certain employees. As a result of such transactions, our equity interest in Taiwan Taomee was changed from 28.8% interest held through Elyn Corporation to a 27.6% effective interest which is now held through (1) 29.50% in Elyn Corporation, which now holds 72.09% of Taiwan Taomee, and (2) 28.77% in Joy Children Technology Co., Ltd., or Joy Children, a newly established shell company with no operations, which owns 21.86% of Taiwan Taomee after the reorganization. The change in equity interest reflected a dilution resulting from shares issued to Taiwan Taomee's employees, which were accounted for by Taiwan Taomee as stock compensation. In addition, we paid total consideration of US$668,992 in cash for the newly issued shares of Taiwan Taomee through Joy Children, which was recorded as an increase in equity method investment.

        Our equity in profit in 2009, 2010 and 2011 was US$48,952, US$546,437, and US$965,959 of Elyn Corporation and nil, nil and US$7,757 of Joy Children, respectively, and was recognized as share of profit in equity investment in the consolidated combined statements of operations.

        In October 2010, pursuant to an equity investment agreement, we entered into with Shenzhen Decent Investment Limited and two individuals unrelated to us, Shenzhen Ruigao was formed in the PRC for the purpose of developing console games. We obtained a minority interest in Shenzhen Ruigao for total cash consideration of US$1.0 million which was paid in two installments, with the first payment being made in October 2010 and the remaining payment of US$0.5 million being paid in the first quarter of 2011. As we have the ability to exercise significant influence over Shenzhen Ruigao, we account for this investment using the equity method of accounting. Our share of losses in equity investment in Shenzhen Ruigao was US$0.05 million in 2010 and US$0.4 million in 2011.

Taxation

Cayman Islands

        We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, payment of dividends by us to our shareholders is not subject to withholding tax in the Cayman Islands.

Hong Kong

        Our subsidiary in Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

        According to the Mainland and Hong Kong Special Administrative Region Arrangement on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Tax Agreement, dividends paid by a foreign-invested enterprise in mainland China to its corporate shareholder in Hong Kong will be subject to withholding tax at a maximum rate of 5.0%, provided however that such Hong Kong company directly owns at least 25.0% of the equity interest in the mainland foreign-invested enterprise. However, under the New EIT Law and its implementation rules, as well as Circular No. 601 issued by SAT in October 2009, or Circular 601, dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary may be subject to withholding tax at a rate of 10.0% if our Hong Kong subsidiary is not considered to be the "beneficial owner" of the dividends distributed by a resident enterprise of the PRC.

        Taomee HK, a company incorporated in Hong Kong in November 2008, currently holds all the equity interest in Shanghai Shengran. To the extent that Taomee HK is considered a "non-resident enterprise" of the PRC under the Tax Agreement, dividends paid by Shanghai Shengran may be subject to a maximum withholding tax rate of 10.0%. For 2009, 2010 and 2011 Taomee HK had a loss and therefore would not be subject to a 25% EIT under PRC tax laws in 2009, 2010 and 2011, had Taomee HK been deemed a "resident enterprise" by the PRC tax authorities. Dividends paid by Taomee HK to its shareholder will not be subject to any Hong Kong withholding tax.

China

  PRC Enterprise Income Tax, or EIT

        Prior to January 1, 2008, companies established in China were generally subject to state and local EIT at statutory rates of 30% and 3% respectively. On March 16, 2007, the National People's Congress of China enacted a new enterprise income tax law, i.e. the PRC Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules for the Enterprise Income Tax Law, or the Implementing Rules, which also took effect beginning January 1, 2008. Under the PRC Enterprise Income Tax Law, foreign invested enterprises, or FIEs, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation, or the SAT, promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or Notice No. 1 2008, reiterating the policy that a software enterprise newly established within China may, upon determination, be exempted from income taxes for its first two profit-making years and shall be subject to the income tax at half the standard rate for the next three years. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that, software enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the EIT reductions and exemptions within specified periods as provided in the Notice No. 1 2008. Our VIE, Shanghai Taomee, which was established in 2007 and qualified as a "software enterprise" in 2009, enjoys a full exemption from EIT in 2009 and 2010 and a reduced EIT rate of 12.5% from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010. In addition, our wholly-owned subsidiary, Shanghai Shengran, which was established in 2009 and qualified as a "software enterprise" in 2010, is entitled to enjoy full exemption from EIT for two years starting from its first profitable year, and 50% reduction in EIT rate in the three subsequent years. The relevant tax authorities informed Shanghai Shengran in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013. Continued qualification as a "software enterprise" is however subject to an annual assessment by the relevant government authorities in China. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a "resident enterprise" for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax."

        Under the PRC Enterprise Income Tax Law and the Implementing Rules, dividends generated from the business of our PRC subsidiary after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if we are considered a non-resident enterprise incorporated outside of the PRC unless there is an applicable tax treaty with China that provides for a different withholding arrangement and we are deemed to be entitled to such favorable treatment. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

        The PRC Enterprise Income Tax Law provides that enterprises established outside China whose "effective management" is located in China are considered "resident enterprises" and will generally be subject to the uniform 25% EIT rate as to their global income. Under the implementation regulations, "effective management" is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. The risk that we may be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income is disclosed in "Risk Factors—Risks Related to Doing Business in China—We may be classified as a "resident enterprise" for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax."

Share-Based Compensation Expenses

        In May 2009, we adopted our 2009 Employee Stock Option Plan, or the 2009 Plan. We reserved 45,000,000 shares for grants under the 2009 Plan. As of December 31, 2011, options to purchase 40,091,300 ordinary shares were outstanding, 1,646,200 ordinary shares were exercised and 3,262,500 ordinary shares were available for future grants under the 2009 Plan. We did not grant any options prior to 2009.

        In June 2010, we adopted our 2010 Share Incentive Plan, or the 2010 Plan. We reserved 55,000,000 shares for grants under the 2010 Plan. As of the date December 31, 2011, options to purchase 33,640,000 ordinary shares were outstanding, 4,500,000 restricted shares were outstanding and 16,860,000 ordinary shares were available for future grants under the 2010 Plan.

        On June 24, 2009, we granted options to purchase a total of 10,500,000 ordinary shares at the price of US$0.0400 per share to certain of our employees under the 2009 Plan. These options are subject to vesting over four years, starting from June 24, 2009, and were valued at the estimated fair value on the date of the award.

        On June 7, 2010, we granted options to purchase a total of 35,175,000 ordinary shares at the price of US$0.0700 per share to certain of our directors, executive officers and employees under the 2009 Plan. These options are subject to vesting over four years, starting from June 7, 2010, and were valued at the estimated fair market value on the date of the award.

        On January 4, 2011, we granted options to our employees and a third-party consultant to purchase 16,665,000 and 2,500,000 of ordinary shares of the Company, respectively, at an exercise price of US$0.3600 per share. These options vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date. The fair value of the stock options as of the grant date was US$3,605,856 in the aggregate, or US$0.1881 per share. The options granted to the third-party consultant was subsequently forfeited in September 2011 as the contract was terminated.

        On May 24, 2011, we granted options to purchase a total of 20,175,000 ordinary shares at the initial public offering price and a total of 4,500,000 restricted shares to our independent director appointees, executive officers and certain employees under the 2010 Plan. The options granted to the independent director appointees are subject to vesting over three years, and the rest are subject to vesting over four years, starting from May 24, 2011.

        On November 21, 2011, we granted options to an employee of us to purchase up to 150,000 shares under the 2010 Plan. The exercise price of the options is $0.26 per share. These options vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date.

        On February 28, 2012, our compensation committee approved a share option exchange program that offered our eligible directors and employees the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2010 Share Incentive Plan for our restricted shares. These replacement restricted shares are subject to substantially the same vesting schedule as the options that are validly tendered in the exchange offer. A total of 102 directors and employees accepted the offer, and tendered options to purchase an aggregate of 28,790,000 ordinary shares in exchange for an aggregate of 9,596,718 restricted shares, which were granted on March 30, 2012. The company is currently in the process of valuation.

        We characterized the share grants as compensation for the relevant employees' services to us and recorded share-based compensation expenses. Our share-based compensation expenses amounted to approximately US$0.07 million, US$0.2 million and US$2.0 million in 2009, 2010 and 2011, respectively. We measure share-based compensation expenses based on the grant date fair value of the awards. The fair value of the award, net of forfeitures, is recognized as compensation expense over the period during which the recipient is required to provide services in exchange for the award, which is generally the vesting period. We adjust the estimated forfeiture rate over the requisite service period to the extent that expected forfeitures differ from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation costs to be recognized in future periods.

        As of December 31, 2010, we had US$1,011,976 in unrecognized compensation expenses related to non-vested share-based compensation awards, which we expect to recognize over a weighted average period of 3.3 years. As of December 31, 2011, we had US$6.5 million in unrecognized compensation expenses related to non-vested share-based compensation awards, which we expect to recognize over a weighted average period of 2.7 years, and we had US$1.9 million of total unrecognized compensation expenses related to non-vested restricted shares granted under the 2010 Plan, which we expect to recognize over a weighted average period of 3.4 years.

        We are required to estimate the grant-date fair value of the share options and other share-based awards that we grant to our employees. The grant date fair value of the share options granted in June 2009, June 2010, January 2011, May 2011 and November 2011 was estimated using the Black-Scholes-Merton option-pricing model. The fair value of non-vested restricted shares was computed based on the fair value of our ordinary shares on the grant date. We estimated the expected term based on option terms related to vesting schedule and expected option expiration date. The volatility rate estimation is developed based on the volatility of the comparable companies within the expected term commensurate with the expected time period modified to reflect ways in which currently available information indicates that the future of the subject company is reasonably expected. The risk-free interest rate is selected based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars, with duration closest to the expected term.

        When we were a private company, we determined the fair value of our ordinary shares as of the grant date of the share-based awards by making complex and highly subjective judgments and assumptions about our projected financial and operating results. We are also required to make other assumptions such as our weighted average cost of capital, general market and macroeconomic conditions, nature and prospects of the children's entertainment and media industry, nature and stage of development of our company, comparable companies, and our business risks. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the valuation results and the amount of share-based compensation expenses we recognize in our consolidated combined financial statements.

        The fair value of our Company's ordinary shares underlying the share options granted in June 2009, June 2010, January 2011 was estimated by determining the equity value of our Company and then allocating the equity value into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. Firstly, the total equity value was developed by using the discounted cash flow approach and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies, as well as the our forecasted financial results and growth trends. We checked the results obtained under the discounted cash flow approach against the results obtained from the guideline companies approach and found no material discrepancies. Then, equity value is allocated using the option pricing method under three scenarios, namely liquidation scenario, redemption scenario and initial public offering, or IPO, scenario (based on the terms of the preferred shares, share options and management's expectation on an IPO event) to determine the fair value of our ordinary shares. Under the option-pricing method, each class of equity is modeled as a call option with a distinct claim on the enterprise value of our company. The main inputs to this model include equity value of our company, exercise price, expected volatility, expected term, expected dividend yield and risk free interest rate. With regard to the share options and restricted shares that were awarded on May 24, 2011, we used the mid-point of the price range set forth in the preliminary prospectus of IPO as the estimated fair value of ordinary shares.

        In May 2009, we repurchased 5,000,000 ordinary shares from a shareholder for total cash proceeds of US$160,000. We cancelled the repurchased shares immediately after such transfer. This repurchase resulted in a compensation charge of US$61,560, which was the difference between the cash consideration paid and the US$0.0214 per share fair value of the ordinary shares on the repurchase date.

        In December 2011, we repurchased 123,658 ADSs, representing 2,473,160 ordinary shares, from public market for total cash consideration of $562,502. We cancelled the repurchased shares in January 2012. There is no compensation charge related to the repurchase.

        The table below sets forth certain information concerning the options and restricted shares awarded to our employees on the dates indicated:

Grant Date/Award Date	Options	Restricted Shares	Exercise Price/ Purchase Price (US$)	Fair Value of Ordinary Shares (US$)
June 24, 2009	10,500,000	—	0.0400	0.0214
June 7, 2010	35,175,000	—	0.0700	0.0700
January 4, 2011	19,165,000	—	0.3600	0.3600
May 24, 2011	20,175,000	—	0.4500	0.5000	(1)
		4,500,000	nil	0.5000	(1)
November 21, 2011	150,000	—	0.2600	0.2600	(2)

(1)
Estimated based on the mid-point of the estimated public offering price set forth on the front cover of the preliminary prospectus dated May 24, 2011.

(2)
Determined based on the closing price of our ADSs trade on the NYSE on November 21, 2011.

        Since the completion of our initial public offering, we granted options to an employee to purchase up to 150,000 ordinary shares at an exercise price of $0.26 per share under our 2010 Share Incentive Plan on November 22, 2011. We determined the fair value of the ordinary shares for the above option awards based on the closing price of our ADSs traded on the NYSE on November 21, 2011.

Critical Accounting Policies and Estimates

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of our contingent assets and liabilities. We continually evaluate these judgments, estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could material impact our consolidated combined financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated combined financial statements and other disclosures included in this annual report.

        When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

  Online business revenue

        We earn revenues through developing and operating proprietary online virtual worlds. We provide such services to children via an online entertainment platform pursuant to a time-based revenue model and an item-based revenue model. Since our inception, we have not licensed or otherwise marketed any of our proprietary software to third parties except in one instance which was immaterial.

        Time-based model—Users pay RMB10 (US$1.6) for a 30-day subscription per virtual world to access premium features in each of our virtual worlds. We recognize revenue generated from subscription fees ratably over the users' subscription period.

        Item-based model—Users purchase our in-game virtual items under this model. Revenues are recognized over the estimated lives of the in-game virtual premium items purchased or as the virtual premium items are consumed. For the virtual premium items that are immediately consumed, we recognize revenue upon consumption. For the virtual premium items with no predetermined expiration or permanent items, we recognize revenue ratably over the estimated average lives of the permanent items, which range from one year to one and a half years. The amount of the unamortized permanent items and unconsumed items are recognized as deferred revenue. We recognized US$1.0 million, US$13.0 million and US$21.2 million gross revenue from virtual premium items accounted for under the item-based model for the years ended December 31, 2009, 2010 and 2011, respectively. We estimate the average lives of our premium items based on an assessment of our historical data and user behavior patterns, including the average period that users typically stay in our virtual worlds, the age group of our target users, and the number of active paying users in our virtual worlds, and the promotional events we launched, with reference to industry research data. We assess the estimated lives of our permanent items periodically. If there are indications of any significant changes to the estimated lives of these premium items, the revised estimates would be applied prospectively in the period of change. Prior to June 30, 2010, we did not have sufficient historical data from our virtual worlds to estimate the useful life of the permanent items, and used the industry research data and peer company information in developing the estimate of the average life of permanent items, which was determined to be one year for all our virtual worlds. Effective July 1, 2010, we changed the accounting estimate of the useful life of our permanent items in Mole's World from one year to 18 months based on an analysis of the life of the virtual world and user behavior patterns using historical user data since the launch of Mole's World in September 2008, and applied such change prospectively. The effect of the change in accounting estimate on the results of operations for the year ended December 31, 2010 was immaterial. In 2011, we did not make changes to the useful life of any of our virtual worlds. We will continue to monitor the user behavior patterns of each of our virtual worlds and will utilize such information to update the estimates of the useful lives of permanent items.

        We record revenues net of sales discounts and rebates paid to our distributors. The cost of providing free virtual items as a result of promotional activities was immaterial for each of the three years presented.

        Users pay subscription fees and purchase virtual items using our virtual currency, which can be purchased via various distribution channels, such as our prepaid cards, third-party prepaid cards, online payment channels, and via short messages, or SMS, through cellular telecom operators. Under both the time-based and the item-based revenue models, proceeds we receive directly from end users for sales of the Mibi are recorded as deferred revenues, while proceeds we receive from sales of the Mibi to parties in the distribution channel and from sales of prepaid cards are initially recorded as advances from customers. As we do not have control over and generally do not know the ultimate selling price of the prepaid cards or the Mibi sold by the distributors, we record net proceeds from the distributors as advances from customers. Upon activation of prepaid cards or purchase of the Mibi, advances from customers are immediately transferred to deferred revenues.

        Prepaid cards expire on the expiration date printed thereon, which is generally two years after the date of card production. Proceeds from expired prepaid cards that have never been activated are recognized as other operating income upon expiration of the cards. We recognized nil, US$41,801 and approximately US$0.5 million in other operating income in connection with expired prepaid cards for the years ended December 31, 2009, 2010 and 2011, respectively.

  Offline business revenue

        Licensing and royalty fee revenue—revenues from our offline business include licensing income and royalty fees for licensing our proprietary cartoon figures to merchandisers and book publishers, and revenue from selling books and merchandise which bear those figures. Most of the revenues generated under merchandise licensing income and royalty fees are recognized at the end of each month and calculated at the contractual royalty rate times the sales of the licensed merchandise product for the month. The sales of the licensed product are derived from the monthly sales reports provided by the licensee.

        In certain of the merchandise licensing arrangements, we receive a guaranteed base fee and additional royalty fees that are contingent on sales volume. Proceeds from nonrefundable advances and minimum guaranteed royalties in excess of royalties earned are generally recognized as revenues at the end of the contract term. In a small number of our merchandise licensing arrangements, we receive a fixed royalty fee from the licensee over the contract period. We recognize this type of royalty revenue ratably over the contract period.

        Film and animation revenue—we recognize revenue from the distribution of our films when the film is exhibited in theaters, provided that no significant obligations remain, amounts can be accurately estimated, and collection is reasonably assured.

        Revenue from the distribution of the animations or film on television and websites is recognized on a straight-line basis over the licensing broadcasting period.

        Merchandise sales revenue—revenues from selling books and merchandise are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured.

  Share-based compensation

        Share-based payment transactions with employees, such as share options and non-vested restricted shares, are measured based on the grant-date fair value of the equity instrument. We recognize share-based compensation costs net of a forfeiture rate on a straight line basis over the requisite service period of the award, which is generally the same as the vesting period of the award. We adjust the estimated forfeiture rate over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation costs to be recognized in future periods.

        We are required to estimate the grant-date fair value of the share options and other share-based awards that we grant to our employees. The grant date fair value of the share options granted in 2009, 2010 and 2011 was estimated using the Black-Scholes-Merton option-pricing model. We estimated the expected term based on option terms related to vesting schedule and expected option expiration date. The volatility rate estimation was developed based on the volatility of the comparable companies within the expected term commensurate with the expected time period modified to reflect ways in which currently available information indicates that the future of the subject company is reasonably expected. The risk-free interest rate was selected based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars, with duration closest to the expected term.

        Before we completed the initial public offer, when we were a private company, we determined the fair value of our ordinary shares as of the grant date of the share-based awards by making complex and highly subjective judgments and assumptions about our projected financial and operating results. We were also required to make other assumptions such as our weighted average cost of capital, general market and macroeconomic conditions, nature and prospects of the children's entertainment and media industry, nature and stage of development of our company, comparable companies, and our business risks. These assumptions were inherently uncertain. Changes in these assumptions could significantly affect the valuation results and the amount of share-based compensation expenses we recognized in our consolidated combined financial statements.

        The fair value of our Company's ordinary shares underlying the share options granted in June 2009, June 2010, and January 2011 was estimated by determining the equity value of our Company and then allocating the equity value into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. Firstly, the total equity value was developed by using the discounted cash flow approach and the guideline companies approach, which incorporated certain assumptions including the market performance of comparable listed companies, as well as the our forecasted financial results and growth trends. We checked the results obtained under the discounted cash flow approach against the results obtained from the guideline companies approach and found no material discrepancies. Then, equity value was allocated using the option pricing method under three scenarios, namely liquidation scenario, redemption scenario and IPO scenario (based on the terms of the preferred shares, share options and management's expectation on an IPO event) to determine the fair value of our ordinary shares. Under the option-pricing method, each class of equity is modeled as a call option with a distinct claim on the enterprise value of our company. The main inputs to this model included equity value of our company, exercise price, expected volatility, expected term, expected dividend yield and risk-free interest rate. With regard to the share options and restricted shares that were awarded on May 24, 2011, we used the mid-point of the price range set forth in the preliminary prospectus of IPO as the estimated fair value of ordinary shares.

        For the purpose of determining the estimated fair value of our share options prior to our initial public offering, we believed that the expected volatility is the most sensitive assumptions since we had limited trading histories at the date we granted our options. Changes in the volatility assumption could significantly impact the estimated fair values of the options calculated by the Black-Scholes option pricing model. Expected volatility was estimated based upon the average stock price volatility of the comparable companies over a period commensurate with the expected term of the options. When estimating expected volatility of the share price of a nonpublic entity, historical volatility of other companies in a similar industry group was considered.

        Determining the value of our share-based compensation expense in future periods required the input of highly subjective assumptions, including estimated forfeitures. We estimated the forfeitures of our share options based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share based compensation expense may change based on changes to our actual forfeitures.

        Since the completion of our initial public offering, we granted options to an employee to purchase up to 150,000 ordinary shares at an exercise price of $0.26 per share under our 2010 Share Incentive Plan on November 21, 2011. We determined the fair value of the ordinary shares for the above option awards based on the closing price of our ADSs traded on the NYSE on November 21, 2011.

        Our actual share-based compensation expense may be materially different from our current expectations. As of December 31, 2011, we had US$6.5 million of unrecognized compensation expense related to unvested options granted under the option plans, which we expect to recognize over a weighted-average period of 2.7 years. As of December 31, 2011, we also had US$1.9 million of total unrecognized compensation expense related to non-vested restricted shares granted under the 2010 Plan, which is expected to be recognized over a weighted-average period of 3.4 years.

        In arriving at the equity value of our company, we applied a discount for lack of marketability, or DLOM, of 33.0% for the June 2009 grant, 21.0% for the June 2010 grant and 7.0% for the January 2011 grant, respectively, to reflect the fact that, at the time of the grants, we were a closely-held company and there was no public market for our ordinary shares. We used the put option method to estimate the DLOM, taking into consideration factors like the timing of liquidity event such as an IPO and estimated volatility of our ordinary shares. The decrease in the DLOM was primarily because we were approaching our initial public offering, as the closer the valuation date was from the offering, the lower the put option value was, and thus the lower the implied DLOM. For the determination of the fair value of the options granted on each of the grant dates prior to the initial public offering and the fair value of the underlying ordinary shares of our company prior to the initial public offering, we also considered retrospective valuations conducted by an independent appraiser.

        Other general assumptions used in deriving the fair value of the ordinary shares transferred and our total equity value include the following: (i) there will be no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) there will be no material changes in tax law in China and the tax rates applicable to our subsidiary and VIE; (iii) exchange rates and interest rates will not differ materially from currently prevailing rates, (iv) the availability of finance will not be a constraint on the future growth of the Company, (v) the Company will retain and have competent management, key personnel and technical staff to support its ongoing operation, and (vi) there will be no material deviation in industry trends and market conditions from economic forecasts.

Income taxes

        We provide for current income taxes in accordance with the laws of the relevant tax authorities. We recognize deferred income taxes when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated combined financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. We reduce deferred tax assets by a valuation allowance when, in the opinion of our management, it is more-likely-than-not that a portion of or all of our deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

        We consider positive and negative evidence when determining whether some portion or all of our deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our historical results of operations, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of our historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more-likely-than-not that we will realize all the benefits of the deductible differences as of December 31, 2009 and 2010. As of December 31, 2011, we believe it is more-likely-than-not that Shanghai Animation will not realize the deferred tax assets resulted from the tax loss carried forward in the future periods. Thus, a full valuation allowances are provided for the deferred tax assets of Shanghai Animation. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced. Such reduction of deferred tax asset could increase our income tax expense and adversely affect our results of operations in the period in which an allowance is recorded.

        We recognize the impact of uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by our management. We classify interest and/or penalties related to uncertain tax positions in income tax expense.

Consolidation of VIEs

        PRC laws and regulations currently prohibit or restrict foreign ownership of Internet-related business. In order to comply with these foreign ownership restrictions, we operate our online entertainment community through Shanghai Taomee. We have entered into a series of contractual arrangements with Shanghai Taomee and its equity owners. As a result of these contractual arrangements, we have the ability to effectively control Shanghai Taomee, and we are considered the primary beneficiary of Shanghai Taomee. Accordingly, Shanghai Taomee is a VIE of our company under U.S. GAAP and we consolidate the results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control Shanghai Taomee might preclude us from consolidating Shanghai Taomee in the future.

Internal Control over Financial Reporting

        Prior to the initial public offering, we had been a private company with a short operating history and limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated combined financial statements for 2008 and 2009, we and our auditors, an independent registered public accounting firm, identified certain material weakness and significant deficiencies in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight

Board, or PCAOB. The material weakness observed was our lack of sufficient accounting resources and expertise necessary to comply with U.S. GAAP and to prepare and review financial statements and related disclosures under U.S. GAAP for the SEC reporting and compliance purposes. The significant deficiencies observed were that we lacked adequate documentation for internal control policies at the entity level and a number of financial reporting and asset management procedures.

        Following the identification of the material weakness and significant deficiencies, we undertook certain remedial steps to address them, including adding accounting and finance staff with U.S. GAAP experience providing access to training programs to accounting personnel, hiring our chief financial officer in February 2011, and adopting internal control and other financial closing and reporting policies. Specifically, in April and May 2010, we hired a senior finance director and a financial reporting manager to lead our U.S. GAAP financial closing and reporting team. Our senior finance director is a certified public accountant in the United States. Before joining Taomee, he served as the controller for one and a half years in a China-based private company preparing for an initial public offering in the U.S. Prior to that, he had four years of experience at the Shanghai office of a Big Four accounting firm primarily working on U.S. GAAP engagements, including the initial public offerings of several China-based foreign private issuers. He majored in accounting and received his master's degree in commerce from University of Sydney, Australia. Before joining Taomee, our financial reporting manager worked on IFRS and PRC GAAP audit engagements at the Shanghai office of a Big Four accounting firm for two and half years and then as a financial analyst and reporting manager at a China-based foreign private issuer for one and a half years, applying U.S. GAAP.

        In addition, we streamlined our monthly and quarterly financial closing and reporting procedures and formalized reviewing and monitoring control activities including the implementation of a financial closing checklist as part of the period-end closing process. We also designed and implemented controls to ensure that significant non-routine transactions, accounting estimates, and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff on a timely basis. We plan to further enhance management reviews of account reconciliations, non-routine and complex transactions and significant agreements to ensure accuracy of U.S. GAAP financial reporting. In addition, we have engaged a professional Sarbanes-Oxley external consultant in October 2011, and have appointed an internal audit director who has over 10 years' of experience in internal control in August 2011, in order to continue to address and remediate this material weakness and significant deficiencies and other deficiencies in our internal controls over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

        Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012, we will be required to prepare a management report on our internal controls over financial reporting containing our management's assessment of the effectiveness of our internal controls over financial reporting. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting in the future. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to establish or maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted."

Results of Operations

        The following table sets forth a summary of our consolidated combined results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues.

	For Years Ended December 31,
	2009		2010		2011
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Net revenues:
Online business	$6,877	97.3	$33,683	93.6	$40,331	88.8
Offline business	189	2.7	2,290	6.4	5,066	11.2

Total net revenues	7,066	100.0	35,973	100.0	45,397	100.0

Cost of services:
Online business	(1,913)	(27.1)	(5,166)	(14.4)	(6,035)	(13.3)
Offline business	(90)	(1.3)	(686)	(1.9)	(1,653)	(3.6)

Gross profit	5,063	71.6	30,122	83.7	37,709	83.1

Operating expenses:
Product development expenses	(1,444)	(20.4)	(4,649)	(12.9)	(10,304)	(22.7)
Sales and marketing expenses	(893)	(12.6)	(1,570)	(4.4)	(6,255)	(13.8)
General and administrative expenses	(1,161)	(16.4)	(5,729)	(15.9)	(7,965)	(17.5)
Other operating income	—	—	278	0.8	1,734	3.8

Total operating expenses	(3,498)	(49.4)	(11,670)	(32.4)	(22,790)	(50.2)

Income from operations	1,565	22.2	18,452	51.3	14,919	32.9
Interest income, net	7	0.1	240	0.7	1,410	3.1
Other income (expenses), net	(10)	(0.1)	(115)	(0.3)	667	1.5
Income before income taxes and share of profit in equity method investments	1,562	22.2	18,577	51.7	16,996	37.4
Income tax (expense)/benefit:
Current	(22)	(0.3)	(7)	(0.0)	(2,539)	(5.6)
Deferred	(271)	(3.8)	2,511	7.0	812	1.8
Total income tax (expenses)/benefits	(293)	(4.1)	2,504	7.0	(1,727)	(3.8)
Income before share of profit in equity method investments	1,269	18.1	21,081	58.6	15,269	33.6
Share of profit in equity method investments	49	0.7	494	1.4	4,224	9.3

Net income	1,318	18.8	21,574	60.0	19,493	42.9

Deemed dividend on Series A convertible redeemable preferred shares	(210)	(3.0)	(469)	(1.3)	(200)	(0.4)
Net income attributable to holders of ordinary shares	$1,108	15.8	$21,105	58.7	19,293	42.5

Reportable Segments

        For 2009, 2010 and 2011, we had two reportable segments: (i) online business and (ii) offline business. Segment revenues from the online business segment and our offline business segment accounted for 97.3% and 2.7%, respectively, in 2009, 93.6% and 6.4%, respectively, in 2010, 88.8% and 11.2%, respectively, in 2011. The online business segment comprises primarily the operation of the virtual worlds offered through our online virtual community. In 2011, the offline business segment comprised primarily of the licensing of our franchises to book publishers and makers of consumer products, and revenues from film and television series. We do not allocate operating expenses to the segments. The following table sets forth our net revenues, gross profit and gross profit margin by segment for the periods indicated.

	For the Years Ended December 31,
	2009			2010			2011
	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin
	US$	US$	%	US$	US$	%	US$	US$	%
	(in thousands, except percentages)
Reportable Segments:
Online business	6,877	4,964	72.2	33,683	28,517	84.7	40,331	34,295	85.0
Offline business	189	99	52.4	2,290	1,605	70.1	5,066	3,414	67.4

Total	7,066	5,063	71.7	35,973	30,122	83.7	45,397	37,709	83.1

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

        Net Revenues.    Our net revenues increased by 26.1% from US$36.0 million in 2010 to US$45.4 million in 2011. This increase was primarily due to increases in revenues from our online business and offline businesses.

        Online Business.    Net revenues generated from the online business increased from US$33.7 million in 2010 to US$40.3 million in 2011. The growth was driven by both the growth of our existing self-developed franchises as well as revenues from third-party developed games available to users on our platform. Our ARPU increased from approximately US$3.9 in the three months ended December 31, 2010 to US$4.7 in the three months ended December 31, 2011, mainly as a result of increased virtual item sales. The price we charged for our 30-day subscription of premium features and virtual items did not change between these two periods. In the fourth quarter of 2011, we decided to temporarily decelerate monetization in an effort to attract new users and enhance user stickiness.

        Offline Business.    Net revenues generated from our offline business increased significantly to US$5.1 million in 2011 from approximately US$2.3 million in 2010. This increase was primarily due to revenues generated from the our co-branding and merchandise licensing contracts, proceeds-sharing arrangements for the film based on the Seer franchise and royalty received from publishers of children's books.

        Cost of Services.    Our cost of services increased from US$5.9 million in 2010 to US$7.7 million in 2011, primarily due to the expansion of our online and offline operations.

        Online Business.    Cost of services relating to our online business increased by 16.8% to US$6.0 million in 2011 from US$5.2 million in 2010. This increase was primarily due to an increase in our salaries and benefits expenses related to our operational employees and an increase in share-based compensation.

        Offline Business.    Cost of services relating to our offline business increased to US$1.7 million in 2011 from approximately US$0.7 million in 2010. This increase was primarily due film and animations production costs as well as increases in the salaries and benefits payment to the newly-hired employees for the offline business.

        Gross Profit.    As a result of the foregoing, our gross profit increased substantially to US$37.7 million in 2011 from US$30.1 million in 2010, and our gross margin decreased slightly to 83.1% in 2011 from 83.7% in 2010, as the growth in our cost of services slightly outpaced the growth in our net revenues.

        Operating Expenses.    Our operating expenses increased by 95.3%, or US$11.1 million, to US$22.8 million in 2011 from US$11.7 million in 2010. The increase in our operating expenses was primarily due to increases in product development expenses and sales and marketing expenses, and to a lesser extent, increases in general and administrative expenses.

  •
  Product Development Expenses.  Our product development expenses increased by 121.6% from US$4.6 million in 2010 to US$10.3 million in 2011. The increase was primarily attributable to an increase in salary and benefits expenses as additional software engineers, development staff, and creative technicians including writers, virtual world architects, and graphic artists were hired. We also hired new staff for the development of new product and services including mobile applications, platform services and online video. The number of our product development staff increased from 262 as of December 31, 2010 to 342 as of December 31, 2011.

  •
  Sales and Marketing Expenses.  Our sales and marketing expenses increased by 298.4% from US$1.6 million in 2010 to US$6.3 million in 2011. The increase was primarily attributable to higher advertising and promotional activities, including those related to new product launches throughout 2011, as well as an increase in branding-related animation production expenses.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 39.0% from US$5.7 million in 2010 to US$8.0 million in 2011. The increase was primarily due to the increase in share base compensation and incremental expenses as a listed company.

  •
  Other Operating Income.  We had other operating income of US$1.7 million in 2011 as we received government subsidies in the third and fourth quarter of 2011 and recognized a small amount of other operating income as a result of the expiration of prepaid cards.

        Income Tax Benefit/(Expense).    We had income tax expenses of US$1.7 million in 2011, compared to an income tax benefit of approximately US$2.5 million in 2010, due to the changes in the corporate income tax rate eligibility of Shanghai Shengran and Shanghai Taomee in 2011. Shanghai Shengran obtained a software enterprise certificate in 2010 and is entitled to enjoy full exemption from EIT for two years starting from its first profitable year, and 50% reduction in EIT rate in the three subsequent years. The relevant tax authorities informed Shanghai Shengran in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013. Shanghai Shengran was subject to a tax rate of 12.5% in 2011, compared to nil in 2010. Shanghai Taomee obtained a software enterprise certificate in 2009 and is entitled to corporate income tax exemption in 2009 and 2010 and 50% tax reduction in the following three years from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010. Shanghai Taomee was subject to a tax rate of 12.5% in 2011, compared to nil in 2010. Our effective tax rate was 18.2% in 2009, negative 13.1% in 2010, and 10.2% in 2011.

        Interest Income, Net.    Our net interest income increased to approximately US$1.4 million in 2011 from approximately US$0.2 million in 2010 as a result of higher interest income from our demand deposit as our cash balance increased which includes the proceeds we received from the initial public offering and as we received higher interest rate on our deposits.

        Other Income (Expenses), Net.    Our net income increased to US$0.7 million in 2011 from a net expense of approximately US$0.1 million in 2010 primarily due to exchange gains from our deposit denominated in RMB.

        Share of Profit/Loss in Equity Method Investments.    Share of profit in equity investment was US$4.2 million in 2011, compared with US$0.5 million in 2010 mainly due to we sold 10.5% of equity interest in Elyn Corporation in February 2011 and recorded a gain of US$3.7 million.

        Net Income.    As a result of the foregoing, our net income decreased from US$21.6 million in 2010 to US$19.5 million in 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

        Net Revenues.    Our net revenues increased significantly from US$7.1 million in 2009 to US$36.0 million in 2010. This increase was primarily due to a substantial increase in our revenues from our online business, and to a lesser extent, the growth of our offline business.

        Online Business.    Net revenues generated from our operations of online virtual worlds increased significantly from US$6.9 million in 2009 to US$33.7 million in 2010. This increase was primarily due to substantial growth in our revenues from Seer, which was commercially launched in September 2009, the revenue contribution from Gong Fu Pai, which was commercially launched in September 2010, and increased revenues from Mole's World. As our virtual worlds gained traction with users and we added more virtual items in our virtual worlds, our ability to monetize our user base also improved. The number of active paying accounts increased from 0.4 million and 1.8 million in the three months ended March 31, 2009 and December 31, 2009, respectively, to 3.0 million and 2.4 million in the three months ended March 31, 2010 and December 31, 2010, respectively, and our ARPU increased from approximately US$1.3 and US$1.9 to US$2.3 and US$3.9 in the same periods, mainly as a result of increased virtual item sales. The price we charged for our 30-day subscription of premium features and virtual items did not change between these two periods.

        Offline Business.    Net revenues generated from our offline business, which we started in the second half of 2009, increased to US$2.3 million in 2010 from approximately US$0.2 million in 2009. This increase was primarily due to revenues generated from our merchandise licensing, royalty we received from publishers of children's books, additional licensing arrangements with consumer product makers we entered into, and our book trading. We also generated a small amount of revenues in 2009 from sales of toys.

        Cost of Services.    Our cost of services increased significantly from US$2.0 million in 2009 to US$5.9 million in 2010, primarily due to the expansion of our operations.

        Online Business.    Cost of services relating to our online business increased by 170.0% to US$5.2 million in 2010 from US$1.9 million in 2009. This increase was primarily due to a substantial increase in our bandwidth leasing and server hosting fees, particularly in connection with our three newly launched virtual worlds, as well as an increase in our salaries and benefits payment to the newly hired employees for our online business. In 2009, bandwidth leasing and server hosting fees amounted to US$1.2 million, compared to US$2.8 million in 2010. In 2009, our salaries and benefits payment amounted to US$0.4 million, compared to US$0.9 million in 2010.

        Offline Business.    Cost of services relating to our offline business increased substantially to US$0.7 million in 2010 from approximately US$0.1 million in 2009. This increase was primarily due to increases in merchandise costs, as well as increases in our salaries and benefits payment to the newly-hired employees for our offline business.

        Gross Profit.    As a result of the foregoing, our gross profit increased substantially to US$30.1 million in 2010 from US$5.1 million in 2009, and our gross margin increased to 83.7% in 2010 from 71.7% in 2009, as the growth in our revenues outpaced the growth in our cost of services.

        Operating Expenses.    Our operating expenses increased by 233.6%, or US$8.2 million, to US$11.7 million in 2010 from US$3.5 million in 2009. The increase in our operating expenses was primarily due to increases in product development expenses and general and administrative expenses, and to a lesser extent, increases in sales and marketing expenses.

  •
  Product Development Expenses.  Our product development expenses increased by 222.0% from US$1.4 million in 2009 to US$4.6 million in 2010. The increase was primarily attributable to an increase in salary and benefits expenses from US$1.3 million in 2009 to US$3.6 million in 2010, as we hired additional software engineers, development staff, creative technicians including writers, virtual world architects, and graphic artists. The number of our product development staff increased from 138 as of December 31, 2009 to 262 as of December 31, 2010.

  •
  Sales and Marketing Expenses.  Our sales and marketing expenses increased by 75.8% from US$0.9 million in 2009 to US$1.6 million in 2010. The increase was primarily attributable to our introduction of more advertising and promotional activities, particularly advertising payments to online game sites to promote our three new virtual worlds and our increased participation in trade shows and other exhibitions. Our expenses of advertising and promotional activities increased from approximately US$0.8 million in 2009 to US$1.2 million in 2010. There was also an increase in salary and benefits expenses for our sales and marketing staff from US$0.06 million in 2009 to US$0.2 million in 2010.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 393.5% from US$1.2 million in 2009 to US$5.7 million in 2010. The increase was primarily due to a business tax of US$2.1 million charged for service fees paid by Shanghai Taomee to Shanghai Shengran in 2010. The increase was also due to an increase in salary and benefits expenses for administrative personnel from US$0.3 million in 2009 to US$1.5 million in 2010, as we hired additional general and administrative personnel, the number of which increased from 9 as of December 31, 2009 to 37 as of December 31, 2010.

  •
  Other Operating Income.  We had other operating income of US$0.3 million in 2010 as we received government subsidies in the fourth quarter of 2010 and recognized a small amount of other operating income as a result of the expiration of prepaid cards.

        Income Tax Benefit/(Expense).    We had income tax benefit of US$2.5 million in 2010, compared to an income tax expense of approximately US$0.3 million in 2009, due to the changes in the corporate income tax rate eligibility of Shanghai Shengran and Shanghai Taomee in 2010. Shanghai Shengran obtained a software enterprise certificate in 2010 and is entitled to enjoy full exemption from EIT for two years starting from its first profitable year, and 50% reduction in EIT rate in the three subsequent years. The relevant tax authorities informed Shanghai Shengran in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013. Shanghai Taomee obtained a software enterprise certificate in 2009 and is entitled to corporate income tax exemption in 2009 and 2010 and 50% tax reduction in the following three years from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010. Our effective tax rate was 18.2% in 2009 and negative 13.1% in 2010.

        Interest Income, Net.    Our net interest income increased to approximately US$0.2 million in 2010 from approximately US$7,000 in 2009 as a result of higher interest income from our demand deposit as our cash balance increased and as we enjoyed more favorable deposit interest rate.

        Other Income (Expenses), Net.    Our net expenses increased to US$0.1 million in 2010 from approximately US$10,000 in 2009 primarily due to more donations we made in 2010.

        Share of Profit/Loss in Equity Method Investments.    In December 2009, we obtained a minority interest in Elyn Corporation and its wholly owned subsidiary Taiwan Taomee Co., Ltd. As we have the ability to exercise significant influence over Elyn Corporation, we account for this investment using the equity method of accounting. Our share of profit in the equity method investments was US$0.05 million in 2009, compared to US$0.5 million in 2010.

        In October 2010, we obtained a minority interest in Shenzhen Ruigao. As we have the ability to exercise significant influence over Shenzhen Ruigao, we account for this investment using the equity method of accounting. Our share of loss in the equity method investments in Shenzhen Ruigao was US$0.05 million in 2010.

        Net Income.    As a result of the foregoing, our net income increased significantly from US$1.3 million in 2009 to US$21.6 million in 2010.

B.
Liquidity and Capital Resources

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2009	2010	2011
	(US$ in thousands)
Net cash provided by operating activities	6,790	37,012	22,386
Net cash provided by (used in) investing activities	(959)	(3,777)	707
Net cash provided by (used in) financing activities	4,655	(1,464)	52,959
Effect of exchange rate changes	1	481	1,540
Net increase in cash and cash equivalents	10,487	32,252	77,592
Cash and cash equivalents, beginning of the period	348	10,835	43,087

Cash and cash equivalents, end of the period	10,835	43,087	120,679

        To date, we have financed our operations primarily through cash from operations, the issuance of Series A preferred shares and proceeds from our initial public offering. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2009, 2010 and 2011. Our cash position improved from 2009 to 2011 primarily as a result of the expansion in our operations and our proceeds from our IPO. We collect net sales proceeds in cash from the sales of physical prepaid cards to our distributors, which have grown substantially from 2009 to 2011.

        In November 2010, we declared a cash dividend of US$10.0 million to be paid out of our current cash reserves to our shareholders who were record holders of ours as of October 31, 2010, of which we paid US$1.05 million in December 2010 and an additional US$2.55 million in March 2011, and paid the rest in the second half of 2011.

        We are a holding company, and we rely principally on dividends and other distributions from our subsidiary in China for our cash requirements. We receive economic benefits generated from our significant VIE, Shanghai Taomee, through various contractual arrangements entered into by Shanghai Shengran, our PRC subsidiary, with Shanghai Taomee. Such contractual arrangements include business operation agreement, commercial cooperation agreement and equity interest pledge agreement with Shanghai Taomee. Under these contractual arrangements, Shanghai Taomee will pay to Shanghai Shengran its earnings in RMB in the form of services fees. Under China's existing foreign exchange regulations, our PRC subsidiary is able to make payments of current accounts, like dividends to its offshore holding companies, in foreign currencies, without prior approval from the SAFE, after complying with certain procedural requirements. See "Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment" and "Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiary and our PRC subsidiary's ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules."

        In addition, current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our subsidiary and VIEs in China is required to set aside at least 10% of its after tax profits, as determined on a calendar year basis and in accordance with PRC GAAP, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The registered capital of Shanghai Taomee and Shanghai Shengran are RMB10 million and US$2.5 million, respectively. As of the date of this annual report, Shanghai Taomee and Shanghai Shengran have made allocations to the statutory reserve fund in compliance with the applicable PRC laws and regulations. Each of Shanghai Taomee and Shanghai Shengran has made no allocations for the year ended December 31, 2011 because their statutory reserves have reached 50% of their registered capital, the maximum amount required under the PRC regulations. These reserves are not distributable as cash dividends.

        We determine the amount of statutory reserves to be set aside each year in accordance with PRC regulations based the amount of accumulated profits of our subsidiary and VIEs in China as determined under PRC GAAP. The differences in the amount of accumulated profits under PRC GAAP and the amount of retained earnings in our financial statements, prepared and presented in accordance with U.S. GAAP, relate to the different methods of revenue recognition and accounting for share-based compensation under PRC GAAP and U.S. GAAP. After 2010, such differences between PRC GAAP and U.S. GAAP will no longer be relevant as we do not expect our PRC VIEs and subsidiary to set aside additional amounts as statutory reserves after reaching the maximum amounts required by the relevant PRC laws.

        We believe that our current levels of cash balances after dividend distribution and cash flows from operations will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months. We will use the net proceeds from the initial public offering to expand our business operations as disclosed under "Use of Proceeds" under the Registration Statement on Form F-1. In addition, we may need additional cash resources in the future if we experience adverse business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisitions, strategic cooperation or other similar actions.

Operating Activities

        Our net cash provided by operating activities in 2011 was approximately US$22.4 million. This is based on our net income of US$19.5 million in 2011, positively adjusted by a US$2.0 million increase in share-based compensation, a US$2.1 million increase in deferred revenues, a US$2.2 increase in income taxes payable, a US$1.5 million increase in advance from customers as our online business segment grew from 2010 to 2011. This was partly offset by a US$1.0 million decrease in accounts receivable, a US$0.4 million decrease in accrued expenses and other current liabilities, and a US$1.5 million adjustment to amounts due from related parties, accounts payable, amounts due to related parties, prepaid and other current assets and deferred income taxes, and other assets. The change in accrued expenses and other current liabilities were largely due to an increase in unpaid professional fees.

        Our net cash provided by operating activities in 2010 was approximately US$37.0 million. This is based on our net income of US$21.6 million in 2010, positively adjusted by an approximately US$8.9 million increase in deferred revenues and a US$5.2 million increase in advance from customers as our online business segment grew rapidly from 2009 to 2010. This was partly offset by a US$3.7 million increase in accrued expenses and other current liabilities such as accruals for wages and bonuses as well as fees for professional services and a US$2.7 million adjustment to decrease net income due to changes in trade receivables, prepaid and other current assets and deferred income taxes, and other assets. The changes in prepaid and other current assets were due to increases in prepaid lease expenses, prepaid advertising expenses and advances to our employees for business purposes. The changes in other assets were due to an increase in lease deposit.

        Our net cash provided by operating activities in 2009 was approximately US$6.8 million. This is based on our net income of US$1.3 million in 2009, positively adjusted by an approximately US$3.4 million increase in advance from customers and a US$1.9 million increase in deferred revenues as our online business segment grew rapidly from December 31, 2008 to December 31, 2009, and a US$0.8 million increase in accrued expenses and other current liabilities and US$0.3 million in deferred income taxes. This was partly offset by a US$0.7 million decrease in accounts receivables and an adjustment to decrease net income by US$0.5 million due to changes in prepaid and other current assets. The changes in prepaid and other current assets were due to increases in prepaid lease expenses and advances to our employees for business purposes.

Investing Activities

        Our net cash provided by investing activities in 2011 was approximately US$0.7 million, primarily as a result of US$3.9 million from the proceeds from our sale of a 10.5% equity interest in Elyn Corporation in February 2011, and partly offset by US$1.2 million payment to a third party game company as upfront licensing fee, US$1.1 million in investment in an equity investee, and US$0.8 million in purchase of property and equipment.

        Our net cash used in investing activities was US$3.8 million in 2010, of which US$3.0 million was used to purchase property and equipment, and the rest was used to make loans to related parties and for an investment in the equity interest of Shenzhen Ruigao.

        Net cash used in investing activities was approximately US$1.0 million in 2009, for purchase of property and equipment, which comprised computer hardware and equipment and purchase of a domain name as an intangible asset.

Financing Activities

        Our net cash provided by financing activities in 2011 was approximately US$53.0 million, resulting from the proceeds of US$69.4 million received from the initial public offering, and was offset by US$9.0 million of cash dividends paid, US$6.9 million payment of initial public offering costs and US$0.6 million used to repurchase of ordinary shares.

        Our net cash used in financing activities was US$1.5 million in 2010, of which US$1.05 million was used to pay a cash dividend declared in November 2010 and the rest was used to pay expenses related to the initial public offering.

        Net cash provided by financing activities totaled approximately US$4.7 million in 2009 resulting from the proceeds of US$5.0 million received from the issuance of Series A redeemable convertible preferred shares and proceeds of US$0.4 million received from related party borrowings from Mr. Jason Liqing Zeng, our chairman, which was offset by repayment of related party borrowings to Mr. Zeng, purchase of ordinary shares and cost paid in connection with the issuance of Series A redeemable convertible preferred shares.

Capital Expenditures

        We had capital expenditures of US$1.0 million, US$3.0 million and US$2.1 million for 2009, 2010 and 2011, respectively. Our capital expenditures were used primarily for (i) the purchase of computer hardware and equipment, and (ii) purchase of intangible assets. Actual future capital expenditures may differ from the amounts indicated above.

C.
Research and Development, Patents and Licenses, etc.

        We have created a proprietary engine for powering our virtual worlds. Our scalable hardware infrastructure allows us to cost-effectively accommodate rapid growth in user base and traffic. The advanced modular architecture of our technology platform allows us to quickly update the content of our virtual worlds with new features, shorten development cycles and rapidly roll out new virtual worlds and other services. The layering of more advanced features and functionalities afford us opportunities to increase the monetization of our user base. Our reliable account and virtual currency management system and integrated prepaid card and online payment systems also allow us to analyze user spending patterns and quickly monetize any new virtual worlds and services. Our research and development team possesses extensive experience in Flash and HTML5 technologies and is credited with the creation of innovative and advanced features, such as the continuous side-scrolling action scenes that deliver a superior and highly engaging user experience and add monetization values. Our technology platform also features a scalable data warehouse and advanced data and integrated data analytical functions that help us measure the popularity of themes, features and virtual items. This helps our product development team understand user preferences and develop content that enhances user experience and creates better monetization potential.

Intellectual Property

        We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. All of our research and development personnel have entered into confidentiality and proprietary information agreements or contract clauses with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs, and technologies they develop during their employment with us.

        As of December 31, 2011, we received approval for 184 and six trademark registrations in China and Taiwan respectively and are in the process of applying for registration of 127 and one trademarks in China and Taiwan respectively. In addition, we have obtained 19 copyright registrations for software we developed, two of which were jointly developed and owned by us and other parties unrelated to us, and 136 copyright registrations for artworks which were produced by our employees and owned by us. We also registered 30 domain names, including www.61.com, our primary operation website, and www.taomee.com, our corporate information website.

        Under the contractual arrangements we enter into with producers of film and television series, we either wholly own or jointly own the intellectual property rights for newly created characters in the television series and films we help develop.

        While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business.

D.
Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from June 8, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.
Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.
Contractual Obligations

        The following table sets forth our operating lease obligations as of December 31, 2011:

	Payments Due by Period
	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years	Total
	(US$ in thousands)
Operating lease obligations	1,854	—	—	—	1,854

Total	1,854	—	—	—	1,854

        Our operating lease obligations related to lease agreements for our corporate offices and Internet data centers.

        In December 2011, Shanghai Shengran purchased the use rights of certain franchise properties from a third party licensor and Shanghai Shengran plans to pay US$1.1 million in 2012.

        In December 2011, Shanghai Taomee entered into an investment agreement of RMB0.9 million (US$142,837) in Guangzhou Chuangyou Information Technology Co., Ltd., or Chuangyou, to acquire 6% of its equity interest and a contingent call option to acquire more equity interest in the future for RMB3.5 million (US$0.6 million) in 2012. Prior to this event, Chuangyou was a related party of us, as one of Chuangyou's investors is our director and principle shareholder.

        In 2011, Shanghai Taomee entered into several agreements with third parties to jointly invest in the production and distribution of several animation films with our cartoon figures. The parties will invest a total of RMB16.0 million (US$2.5 million) in the production and exploitation costs under the agreements, of which Shanghai Taomee will contribute RMB8.8 million (US$1.4 million) and the third parties will contribute RMB7.2 million (US$1.1 million) on installments. As of December 31, 2011, Shanghai Taomee paid RMB2.9 million (US$0.5 million) in total and plans to pay the remaining RMB5.9 million (US$0.9 million) in 2012.

        In 2011, Shanghai Taomee entered into several agreements with a third party to outsource the production of several animations with the Group's cartoon figures. The total contractual amount is RMB6.0 million (US$1.0 million). As of December 31, 2011, Shanghai Taomee paid RMB2.5 million (US$0.4 million) in total and plans to pay the remaining RMB3.5 million (US$0.6 million) in 2012.

        Other than the obligations set forth above, we did not have any long-term debt obligations, capital lease obligations, purchase obligations or other long-term liabilities as of December 31, 2011.

G.
Safe Harbor

        This annual report contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. These statements involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        In some cases, you can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential,"

"continue," "is/are likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

  •
  our business strategies and initiatives as well as our business plans;

  •
  our future business development, results of operations and financial condition;

  •
  expected changes in our revenues and certain cost or expense items;

  •
  our expectations with respect to increased revenue growth and our ability to sustain profitability;

  •
  our services and products under development or planning;

  •
  our ability to attract users and further enhance our brand recognition; and

  •
  trends and competition in the children's entertainment and media market and industry, including those for online entertainment.

        This annual report also contains data related to the children's online entertainment industry in China, including projections that are based on a number of assumptions. These market data, including data from EntGroup.cn include projections that are based on a number of assumptions. The children's entertainment and media market and children's product market in China may not grow at the rates suggested by the market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the children's online entertainment industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions.

        You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual results in the future may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jason Liqing Zeng	42	Chairman
Benson Haibing Wang	31	Co-Founder, Director and Chief Executive Officer
Crow Zhen Wei	37	Co-Founder, Director and Chief Technology Officer
Roc Yunpeng Cheng	34	Co-Founder, Director and Chief Operating Officer
JP Gan	40	Director
Qi Ji	45	Independent Director
Shengwen Rong	43	Independent Director
Paul Keung	41	Chief Financial Officer
Frank Chenghua Zhu	33	Vice president
Tiffany Tiefeng Qiang	33	Vice president
Owen Quan Zhou	35	Vice president

        Mr. Jason Liqing Zeng has served as our chairman since October 2008. Mr. Zeng founded Shenzhen Decent Investment Limited, an investment company which focuses on high-technology investment, in May 2007 and has served as the chairman since its inception. Previously, Mr. Zeng co-founded Tencent Holdings Limited, an Internet service company in China listed on the Hong Kong Stock Exchange, and served as its chief operating officer from 1999 to 2007. From 1993 to 1999, Mr. Zeng served as a manager in the Shenzhen Branch of China Telecom Corporation Limited, a company engaging in information service and wired telecommunications and broadband services in China and listed on the Hong Kong Stock Exchange and the New York Stock Exchange. Mr. Zeng is also an independent director of A8 Digital Music Holdings Limited, an integrated digital music company listed on the Hong Kong Stock Exchange, a director of Shenzhen Ruigao, and a director of several private companies. Mr. Zeng received his EMBA degree from China Europe International Business School in China in 2007 and his bachelor's degree in computer communication from Xi'an Electronic Technology University in 1993.

        Mr. Benson Haibing Wang is one of the founders and the creative architect of many of our franchises. Mr. Wang is also our chief executive officer and has served as our director since October 2008. Prior to co-founding our company, Mr. Wang worked as a project manager at Tencent Technology (Shenzhen) Company Limited, a subsidiary of Tencent Holdings Limited, from 2004 to 2007. Mr. Wang is also a director of Shenzhen Ruigao. Mr. Wang has approximately seven years of experience in the development of online products in China and has formulated our current strategy and led our rapid growth. Mr. Wang received his bachelor's degree in electrical engineering and his master's degree in computer science from Huazhong University of Science and Technology in 2001 and 2004, respectively.

        Mr. Crow Zhen Wei is one of our founders and our chief technology officer. Mr. Wei has served as our director since October 2008. Prior to co-founding our company, Mr. Wei worked as a software engineer at Novell China Inc., a company engaging in infrastructure software business, from 2006 to 2007. Mr. Wei was a system architecture designer and project manager at Tencent Technology (Shenzhen) Company Limited from 2004 to 2006. Prior to that, Mr. Wei was a software engineer at Huawei Technologies Co., Ltd., a China-based telecom solutions provider, from July 2003 to December 2003. Mr. Wei has approximately eight years of experience in software and Internet technology. Mr. Wei received his bachelor's degree in chemistry and his master's degree in computer science from University of Science and Technology of China in 1999 and 2003, respectively.

        Mr. Roc Yunpeng Cheng is one of our founders and our chief operating officer. Mr. Cheng has served as our director since October 2008. Prior to co-founding our company, Mr. Cheng worked as an assistant general manager of the advertising department of Tencent Technology (Shenzhen) Company Limited from 2001 to 2007, primarily responsible for advertising business in East and South China. Mr. Cheng was a sales manager in the Shenzhen Branch of International Network Communications (Shanghai) Co., Ltd., a company engaging in Internet portal and related business, from 1999 to 2001. Mr. Cheng has approximately ten years of experience in marketing and operations. Mr. Cheng received his bachelor's degree in materials engineering from Harbin Institute of Technology in 1999.

        Mr. JP Gan has served as our director since May 2009. Mr. Gan has been serving as a managing director and a member of the investment committee of Qiming Venture Partners, a private equity firm affiliated to the Qiming Funds, since 2007. From 2005 to 2006, Mr. Gan was the chief financial officer of Kongzhong Corporation, a Nasdaq listed wireless Internet company. Prior to joining Kongzhong, Mr. Gan was a director of the Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at PricewaterhouseCoopers LLP in the United States from 1994 to 1997. Currently, Mr. Gan is also a director of Ctrip.com International Limited and Jiayuan.com International Ltd., both of which are NASDAQ-listed companies, a director of Elyn Corporation, an affiliate of us, and Elyn Corporation's wholly-owned subsidiary, Taiwan Taomee Co., Ltd., and a director of several private companies. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Booth School of Business and his bachelor's degree in business administration from the University of Iowa.

        Mr. Qi Ji has served as our independent director since June 2011. Mr. Ji is founder of China Lodging Group, Limited, a China-based economy hotel company listed on Nasdaq and has also served as the executive chairman since February 2007. Mr. Ji served as its chief executive officer until August 2009, and was elected as its chief executive officer again in January 2012. Mr. Ji co-founded Home Inns & Hotels Management Inc., another China-based economy hotel company listed on Nasdaq, and served as its chief executive officer from January 2001 to January 2005. Mr. Ji also co-founded Ctrip.com International, Ltd., or Ctrip, which is one of the largest online travel services providers in China and listed on Nasdaq, in 1999, acted as its chief executive officer and president until December 2001, and currently serves on Ctrip's board as an independent director. Prior to founding Ctrip, Mr. Ji was the chief executive officer of Shanghai Sunflower High-Tech Group, which he founded in 1997. Mr. Ji headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. Mr. Ji received both his master's and bachelor's degrees from Shanghai Jiao Tong University.

        Mr. Shengwen Rong has served as our independent director since June 2011. Mr. Rong has been the chief financial officer of UC Mobile Group Limited, a Chinese provider of mobile internet software technology and application services. From April 2010 to January 2012, Mr. Rong was the chief financial officer of Country Style Cooking Restaurant Chain Co., Ltd, a NYSE-listed company. Prior to that, Mr. Rong had been the chief financial officer of two privately held education companies in China since April 2008. From 2000 to 2008, Mr. Rong held multiple financial management positions at Google, Inc. Solectron Corp., and Siebel Systems. Mr. Rong also worked at PricewterhouseCoopers as an auditor both in its Chicago and Beijing offices. Mr. Rong obtained a bachelor's degree in economics from Renmin University of China in 1991, a master's degree in professional accountancy from West Virginia University in 1996 and an MBA from the Booth School of Business at the University of Chicago in 2000. Mr. Rong is a certified public accountant in the United States.

        Mr. Paul Keung has been our chief financial officer and senior vice president of business development since February 2011. Prior to joining us, Mr. Keung was a managing director of Oppenheimer Investments Asia since 2009, overseeing the firm's Asia research practice. Between 2000 and 2008, Mr. Keung was the executive director of CIBC World Markets, where for the majority of his time, he was responsible for coverage of the Internet and Media sectors in the US and China. From 1998 to 2000, Mr. Keung was the chief information officer of Wyndham International, a global hospitality company. Between 1994 and 1998, he served in various investment banking and equity research roles at Deutsche Morgan Grenfell, PaineWebber Securities, and Salomon Brothers. Mr. Keung currently serves as an Independent director of Sustainable Forest Holdings Limited, a forest management company listed on the Hong Kong Stock Exchange. Mr. Keung obtained his bachelor's degree in hotel administration from Cornell University and his master's degree in real estate from New York University.

        Mr. Frank ChengHua Zhu has been our vice president in charge of offline business segment since January 2010. Prior to joining our company, Mr. Zhu worked as a category manager at the China office of The Walt Disney Company, an international family entertainment and media enterprise listed on the New York Stock Exchange, from 2005 to 2009. Mr. Zhu was a brand manager at the China office of Reckitt Benckiser Group plc., a company engaging in the production of health and personal care products listed on the New York Stock Exchange, from 2004 to 2005. In 2003, Mr. Zhu worked as a brand supervisor at the China division of Unilever, a company listed on the New York Stock Exchange. Mr. Zhu started his career as a marketing executive at the China office of Yum! Brands, Inc., a restaurant company based in Louisville, Kentucky and listed on the New York Stock Exchange, from 2000 to 2002. Mr. Zhu has approximately 10 years of experience in brand management, entertainment and licensing operation. Mr. Zhu received his bachelor's degree in business administration from Fudan University in 2000.

        Ms. Tiffany Tiefeng Qiang has been our vice president in charge of corporate strategy and development since June 2010. Prior to joining our company, Ms. Qiang worked as a vice president of Qiming Venture Partners from 2007 to 2010, where she conducted a portfolio of investment projects in internet and consumer industry and managed the portfolio companies after investment. Prior to that, Ms. Qiang was a financial analyst in both industrial and capital divisions at General Electric Company, a company providing technology, media and financial services listed on the New York Stock Exchange, from 2005 to 2007. Ms. Qiang received her bachelor's degree in electrical engineering from Tsinghua University in 2001 and her master's degree in management science and engineering from Stanford University in 2005.

        Mr. Owen Quan Zhou has been our vice president in charge of human resources since July 2011. Prior to joining our company, Mr. Zhou worked as a strategic manager of human resources and manager of human resources of wireless industry department of Tencent Technology Company Limited, from January 2004 to July 2011. Mr. Zhou was the officer of human resources development and the manager of human resources of Ping An Insurance (Group) Company of China, Ltd., Henan branch, from July 1997 to December 2003. Mr. Zhou has approximately 14 years of experience in human resources management. Mr. Zhou received his bachelor's degree in international trade and commerce from Jiangxi University of Finance and Economics in 1997.

B.
Compensation of Directors and Executive Officers

        In 2011, we paid an aggregate of approximately RMB7.49 million (US$1.19 million) in cash to our executive officers, and an aggregate of approximately RMB0.22 million (US$0.04 million) in cash to our independent directors. For options granted to our executive officers, see "—Share Incentive Plans."

        We have neither set aside nor accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiary and VIE are required by law to make contributions equal to certain percentages of each employee's salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit. Our PRC subsidiary contributed an aggregate of RMB0.4 million (US$0.06 million) for retirement and similar benefits for our officers and directors in 2011.

Share Incentive Plans

2009 Stock Option Plan

        We have adopted our 2009 Stock Option Plan, or the 2009 Plan, to promote our success and to increase shareholder value by providing an additional means, through the grant of awards, to attract, motivate, retain and reward selected employees and other eligible persons. The maximum number of shares which may be issued pursuant to all awards under the 2009 Plan is 45,000,000. As of December 31, 2011, options to purchase an aggregate of 40,091,300 ordinary shares under the 2009 Plan were outstanding.

        Types of Awards.    The 2009 Plan permits the grant of several kinds of awards, including among others, options, restricted shares and restricted share units.

        Plan Administration.    Our board of directors, or one or more committees designated by our board of directors, will administer the 2009 Plan. The administrator will determine the terms and conditions of each grant, including, without limitation, the eligibility of the persons, whether and to what extent awards are granted, the grant price, the number of awards, the forms of the award agreements, limited amendment of terms of any outstanding award, the construction and interpretation of the 2009 Plan and any award agreements, and such other action not inconsistent with the terms of the 2009 Plan as the administrator deems appropriate.

        Award Agreements.    Options and other awards granted under the 2009 Plan are evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

        Eligibility.    We may grant awards to employees and directors of our company and consultants.

        Term of the Option and Stock Appreciation Rights.    The term of each option and stock appreciation rights granted will not exceed ten years.

        Vesting Schedule.    In general, the option agreements specify the vesting schedules.

        Amendment and Termination of the 2009 Plan.    Unless terminated earlier, the 2009 Plan will continue in effect for a term of ten years from the date of its approval by the board of directors. Our board of directors has the authority to amend, modify, suspend, or terminate the 2009 Plan subject to shareholder approval to the extent required by applicable laws or if such amendment would lessen the shareholder approval requirements. However, no such action may impair the rights of any award recipient unless agreed by the recipient in written.

2010 Share Incentive Plan

        We have adopted our 2010 Share Incentive Plan, or the 2010 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2010 Plan is 55,000,000. As of December 31, 2011, options to purchase an aggregate of 33,640,000 ordinary shares and 4,500,000 restricted shares under the 2010 Plan were outstanding.

        Types of Awards.    The 2010 Plan permits the grant of several kinds of awards, including among others, options, restricted shares, restricted share units and share appreciation rights.

        Plan Administration.    The compensation committee of our board of directors will administer the 2010 Plan, and may delegate its administrative authority to a committee of one or more members of our board or one or more of our officers, subject to certain restrictions. Among other things, the compensation committee will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and terms and conditions of each award grant. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award.

        Award Agreements.    Options and other awards granted under the 2010 Plan will be evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

        Eligibility.    We may grant awards to the employees, consultants rendering bona fide services to us or our affiliated entities designated by our board, as well as our directors, provided that awards cannot be granted to consultants or non-employee directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

        Term of the Option and Stock Appreciation Rights.    The term of each option and stock appreciation rights granted will not exceed ten years, and the compensation committee may extend the term subject to certain limitation under relevant applicable regulations.

        Acceleration of Awards upon Corporate Transactions.    The compensation committee may, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the holder or replace the awards.

        Vesting Schedule.    In general, the compensation committee determines, or the option agreements specify the vesting schedules.

        Amendment and Termination of the 2010 Plan.    The compensation committee may at any time amend, modify or terminate the 2010 Plan subject to shareholder approval to the extent required by laws. Additionally, shareholder approval will be specifically required to increase the number of shares available under the 2010 Plan, or to permit the compensation committee to extend the term or the exercise period of an option or share appreciation right beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2010 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2010 Plan will expire and no further awards may be granted after the tenth anniversary of the shareholders' approval of the 2010 Plan.

        The table below sets forth, as of December 31, 2011, the option and restricted share grants made to our directors and executive officers and other individuals as a group, under our share incentive plans

Name	Ordinary Shares Underlying Outstanding Options/ Restricted Shares	Exercise Price/ Purchase Price (US$/Share)	Grant Date/ Award Date	Expiration Date
Benson Haibing Wang	*	0.07	June 7, 2010	June 7, 2020
Roc Yunpeng Cheng	*	0.07	June 7, 2010	June 7, 2020
Crow Zhen Wei	*	0.07	June 7, 2010	June 7, 2020
Shengwen Rong	*	0.45	May 24, 2011	May 24, 2021
Qi Ji	*	0.45	May 24, 2011	May 24, 2021
Paul Keung	*	0.45/nil	May 24, 2011	May 24, 2021
Frank Chenghua Zhu	*	0.07	June 7, 2010	June 7, 2020
	*	0.36	January 4, 2011	January 4, 2021
Tiffany Tiefeng Qiang	*	0.07	June 7, 2010	June 7, 2020
	*	0.36	January 4, 2011	January 4, 2021
Quan Zhou	*	0.45/nil	May 24, 2011	May 24, 2021
Directors and executive officers as a group	14,000,000	0.07	June 7, 2010	June 7, 2020
	3,000,000	0.36	January 4, 2011	January 4, 2021
	11,500,000	0.45/nil	May 24, 2011	May 24, 2021
Other individuals as a group	8,152,500	0.04	June 24, 2009	June 24, 2019
	17,938,800	0.07	June 7, 2010	June 7, 2020
	12,165,000	0.36	January 4, 2011	January 4, 2021
	6,825,000	0.45	May 24, 2011	May 24, 2021
	150,000	0.26	November 21, 2011	November 21, 2021

*
Ordinary shares underlying the share options held by such person that are exercisable within 60 days after the date of this annual report comprise less than 1% of our outstanding ordinary shares.

        On February 28, 2012, our compensation committee approved a share option exchange program that offered our eligible directors and employees the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2010 Share Incentive Plan between January 2011 to May 2011 for our restricted shares at the ratio of 3:1. These replacement restricted shares are subject to substantially the same vesting schedule as the options that were validly tendered in the exchange offer. A total of 102 directors and employees accepted the offer, and tendered options to purchase an aggregate of 28,790,000 ordinary shares in exchange for an aggregate of 9,596,718 restricted shares, which were granted on March 30, 2012. We are currently in the process of valuation.

This exchange program is expected to provide additional incentive and retention value. The replacement restricted shares to our directors, officers and employees as listed below:

Name	Number of Restricted Shares Granted	Date of Grant of Restricted Shares	Date of Grant of Cancelled Option
Shengwen Rong	*	March 30, 2012	May 24, 2011
Qi Ji	*	March 30, 2012	May 24, 2011
Paul Keung	*	March 30, 2012	May 24, 2011
Frank Chenghua Zhu	*	March 30, 2012	January 4, 2011
Tiffany Tiefeng Qiang	*	March 30, 2012	January 4, 2011
Quan Zhou	*	March 30, 2012	May 24, 2011
Directors and executive officers as a group	*	March 30, 2012	January 4, 2011/ May 24, 2011
Other individuals as a group	*	March 30, 2012	January 4, 2011/ May 24, 2011

*
Beneficially own less than 1.0% of our outstanding ordinary shares.
C.
Board Practices

Board of Directors

        Our board of directors consists of seven members. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of the company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

        We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee, and adopt a charter for each of the committees. Each committee's members and functions are described below.

Audit Committee

        Our audit committee consists of Qi Ji, Shengwen Rong and JP Gan. Mr. Ji and Mr. Rong satisfy the "independence" requirements of Section 303A of the Corporate Governance Rule of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Rong is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Gan, Mr. Ji and Mr. Rong all have extensive knowledge and experience applying U.S. GAAP. From 2005 to 2006, Mr. Gan was the chief financial officer of Kongzhong Corporation, a Nasdaq-listed company that prepares and presents its consolidated financial statements in accordance with U.S. GAAP. Mr. Gan also worked at PricewaterhouseCoopers LLP in the United States from 1994 to 1997, where he applied U.S. GAAP. Mr. Ji had served as the chief executive officer of China Lodging Group, Limited from 2007 to 2009, of Home Inns & Hotel

Management Inc. from 2001 to 2005, and of Ctrip.com International, Ltd. from 1999 to 2001; all three are Nasdaq-listed companies that prepare and present their consolidated financial statements in accordance with U.S. GAAP. From April 2010 to January 2012, Mr. Rong was the chief financial officer of Country Style Cooking Restaurant Chain Co., Ltd, a NYSE-listed company which prepares and presents its consolidated financial statements in accordance with U.S. GAAP, and also had experience applying U.S. GAAP at his previous positions at Google, Inc., Solectron Corp., and Siebel Systems. Prior to that, Mr. Rong worked at PricewaterhouseCoopers LLP in the United States and Beijing. Mr. Rong is a certified public accountant in the United States.

        The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

  •
  reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  discussing the annual audited financial statements with management and our independent registered public accounting firm;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting separately and periodically with management and our independent registered public accounting firms;

  •
  reporting regularly to the full board of directors; and

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

        Our compensation committee consists of Qi Ji, Shengwen Rong and JP Gan. Mr. Ji and Mr. Rong satisfy the "independence" requirements of Section 303A of the Corporate Governance Rule of the New York Stock Exchange. Mr. Ji is the chairman of our compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

  •
  reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

  •
  approving and overseeing the total compensation package for our executives other than the four most senior executives;

  •
  reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

  •
  reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee consists of Benson Haibing Wang, Shengwen Rong and Qi Ji, Mr. Rong and Mr. Ji satisfy the "independence" requirements of Section 303A of the Corporate Governance Rule of the New York Stock Exchange. Mr. Wang is the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

  •
  identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

  •
  reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

  •
  identifying and recommending to our board the directors to serve as members of committees;

  •
  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.

Employment Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a three-year period. We may terminate an executive officer's employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to serious or persistent breach or non-observance of the employment terms or a conviction of a criminal offence. An executive officer may terminate his/her employment at any time with one-month prior written notice. Furthermore, we may terminate the employment at any time without cause upon advance written notice and certain amount of compensation payment.

        Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information of our company. In addition, the majority of our executive officers have agreed to be bound by non-competition restrictions which are set forth in his or her employment agreement.

D.
Employees

        We had 19, 70, 233, 484 and 575 employees as of December 31, 2007, 2008, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2011:

Function	Number of Employees	Percentage of total
Online operations	115	20.0%
Offline operations	28	4.9%
Product development	342	59.5%
Sales and marketing	46	8.0%
General and administrative	44	7.7%

Total	575	100.0%

        Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages, and we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or disputes with the labor department of the PRC government since our inception. For a description of the employment agreement we signed with some members of our senior management, see "Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements."

        Substantially all of our employees are based in the PRC. In accordance with PRC laws, we participate in employee benefit plans organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans. We are required under PRC laws to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. None of our employees are represented by a labor union.

A.
Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The total number of ordinary shares outstanding as of December 31, 2011 is 773,754,480, including ordinary shares represented by ADSs. As of December 31, 2011, we had 42,853,800 ordinary shares which were legally issued according to its share incentive plans, but were not deemed issued or outstanding from accounting perspective.

        For each person and group included in the following table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group (which includes ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report) by the sum of (i) the number of ordinary shares outstanding as of the date of this annual report, (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report , and (iii) the number of non-vested equity shares held by such person or group that will vest within 60 days after the date of this annual report.

        Except as otherwise noted, the business address of each person listed in the table is c/o Taomee Holdings Limited, 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People's Republic of China.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Jason Liqing Zeng(1)	146,500,000	18.9
Benson Haibing Wang(2)	88,392,592	11.4
Crow Zhen Wei(3)	75,992,593	9.8
Roc Yunpeng Cheng(4)	72,892,593	9.4
JP Gan(5)	125,000,000	16.2
Qi Ji	—	—
Shengwen Rong(6)	*	*
Paul Keung(7)	*	*
Frank Chenghua Zhu(8)	*	*
Tiffany Tiefeng Qiang(9)	*	*
Quan Zhou(10)	*	*
All Directors and Executive Officers as a Group(11)	512,819,442	65.5
Principal Shareholders:
Frontier Technology Holdings Limited(12)	135,000,000	17.5
Qiming Venture Partners II, L.P.(14)	113,418,000	14.7
Qiming Venture Partners II-C, L.P.(15)	9,931,500	1.3
Qiming Managing Directors Fund II, L.P(16).	1,650,500	0.2
Joy Union Holdings Limited(17)	86,392,592	11.2
Universys Holdings Ltd.(18)	74,492,593	9.6
Charming China Limited(19)	71,392,593	9.2
Top Ventures Resources Limited(20)	35,700,000	4.6

*
Less than 1%

(1)
Includes 135,000,000 ordinary shares held by Frontier Technology Holdings Limited and 575,000 ADSs representing 11,500,000 ordinary shares held by Speednext Industrial Limited, a British Virgin Islands company wholly-owned by Mr. Zeng.

(2)
Represents 86,392,592 ordinary shares held by Joy Union Holdings Limited, a British Virgin Islands company wholly owned by Mr. Wang, and 2,000,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Wang.

(3)
Represents 74,492,593 ordinary shares held by Universys Holdings Ltd., a British Virgin Islands company wholly owned by Mr. Wei, and 1,500,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Wei.

(4)
Represents 71,392,593 ordinary shares held by Charming China Limited, a British Virgin Islands company wholly owned by Mr. Cheng, and 1,500,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Cheng.

(5)
Represents 113,418,000 ordinary shares held by Qiming Venture Partners II, L.P., 9,931,500 ordinary shares held by Qiming Venture Partners II-C, L.P., and 1,650,500 ordinary shares held by Qiming Managing Directors Fund II, L.P. Mr. Gan is a managing director of and participates on the investment committee of Qiming Corporate GP II, Ltd. The business address of Mr. Gan is c/o Qiming Corporate GP II, Ltd., 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(6)
Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Rong.

(7)
Represents ordinary shares issuable upon exercise of options and the non-vested equity shares that will vest within 60 days of the date of this annual report held by Mr. Keung.

(8)
Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Zhu.

(9)
Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Ms. Qiang.

(10)
Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Zhou.

(11)
Represents ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by all of our directors and executive officers as a group.

(12)
Represents 135,000,000 ordinary shares held by Frontier Technology Holdings Limited, a British Virgin Islands company wholly owned by Mr. Jason Liqing Zeng. The registered address for Frontier Technology Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(13)
Represents 575,000 ADSs representing 11,500,000 ordinary shares held by Speednext Industrial Limited, a British Virgin Islands company wholly owned by Mr. Jason Liqing Zeng. The registered address of Speednext Industrial Limited is Offshore Incorporations Limited, P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(14)
Represents 113,418,000 ordinary shares held by Qiming Venture Partners II, L.P. The general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP II, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund II, L.P. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP II, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. Each of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley disclaims beneficial ownership of the ordinary shares, except to the extent of such person's own pecuniary interest therein. The business address of each of the Qiming Funds, Qiming GP II, L.P. and Qiming Corporate GP II, Ltd. is 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(15)
Represents 9,931,500 ordinary shares held by Qiming Venture Partners II-C, L.P. See also note (11) to this table above.

(16)
Represents 1,650,500 ordinary shares held by Qiming Managing Directors Fund II, L.P. See also note (11) to this table above.

(17)
Represents 86,392,592 ordinary shares held by Joy Union Holdings Limited, a British Virgin Islands company wholly owned by Mr. Benson Haibing Wang. The registered address for Joy Union Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(18)
Represents 74,492,593 ordinary shares held by Universys Holdings Ltd., a British Virgin Islands company wholly owned by Mr. Crow Zhen Wei. The registered address for Universys Holdings Ltd. is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(19)
Represents 71,392,593 ordinary shares held by Charming China Limited, a British Virgin Islands company wholly owned by Mr. Roc Yunpeng Cheng. The registered address for Charming China Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(20)
Represents 35,700,000 ordinary shares held by Top Ventures Resources Limited, a British Virgin Islands company wholly owned by Mr. Bin Wang. The registered address for Top Ventures Resources Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

        As of the date of this annual report, to our knowledge, 214,066,702 ordinary shares were held by two record holders in the United States, including JPMorgan Chase Bank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

        See "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.
Related Party Transactions

Private Placements

        In April 2009, we entered into a share subscription agreement, which was amended in August 2010. Pursuant to the share subscription agreement and its amendment, we issued and sold 113,418,000, 9,931,500 and 1,650,500 Series A preferred shares to Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P., respectively, at a price of US$0.0400 per share. None of Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P. was our related party prior to their investment in our Series A preferred shares.

Contractual Arrangements

        PRC laws currently restrict foreign ownership of online virtual world businesses. To comply with PRC laws, we conduct our online virtual world business through contractual arrangements with Shanghai Taomee and its shareholders. See "Item 4. Information on the Company—C. Organizational Structure" for a description of these contractual arrangements.

        As part of our contractual arrangements with Shanghai Taomee and certain of its shareholders, Mr. Jason Liqing Zeng, our chairman, Mr. Benson Haibing Wang, our co-founder, director and chief executive officer, Mr. Crow Zhen Wei, our co-founder, director and chief technology officer, Mr. Roc Yunpeng Cheng, our co-founder, director and chief operating officer and Mr. Bin Wang, Shanghai Shengran entered into a loan agreement with these five persons, under which Shanghai Shengran lent an interest-free loan of RMB2.5 million (US$0.4 million) to these persons, solely for their respective contributions to the increased capital of Shanghai Taomee, our significant VIE.

Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

        In December 2007, Shanghai Taomee granted an interest-free loan of US$0.3 million to Shenzhen Decent Investment Limited, or Decent Investment, a Chinese company controlled by Mr. Jason Liqing Zeng, for Decent Investment's use for its operating purpose. The loan was subsequently repaid in April 2008.

        In October 2008, Mr. Jason Liqing Zeng entered into a loan agreement with Shanghai Taomee, pursuant to which he granted an interest-free loan of approximately RMB3.4 million (US$0.5 million) to Shanghai Taomee, for Shanghai Taomee's use as its working capital. As of December 31, 2008, the outstanding loan from Mr. Zeng was RMB3.4 million (US$0.5 million). The loan was subsequently repaid in April and May 2009.

        On May 6, 2009, we repurchased 25,000,000, 15,000,000 and 5,000,000 ordinary shares from Joy Union Holdings Limited, a company wholly owned by Mr. Benson Haibing Wang, Frontier Technology Holdings Limited, a company wholly owned by Mr. Jason Liqing Zeng, and Top Ventures Resources Limited, a company wholly owned by Mr. Bin Wang, respectively, for nil consideration. These shareholders had verbally agreed to contribute a portion of their respective shareholdings to us for no consideration for the purpose of setting up an employee share-based incentive plan. The 45,000,000 ordinary shares repurchased in this transaction were reserved for option issuance under the 2009 Plan. The verbal agreement was fully performed after the repurchase.

        On the same day, we repurchased 5,000,000 ordinary shares from Universys Holdings Ltd., a company wholly owned by Mr. Crow Zhen Wei, at the price of US$0.0320 per share and our board of directors approved the share repurchase. Our board of directors followed proper formalities excluding Mr. Wei from the vote and considered the fact that the shares were repurchased from a related party when it approved the purchase at US$0.0320 per share, which was 20% less than the issuance price of Series A preferred shares of US$0.0400 per share. The Series A preferred shares had a conversion ratio to ordinary share of 1:1 at the time of the closing. We cancelled the repurchased shares immediately after such transfer. This repurchase resulted in a compensation charge of US$61,560, which was the difference between the cash consideration paid and the US$0.0214 per share fair value of the ordinary shares on the repurchase date.

        In June 2009, we entered into an agreement with Shenzhen ParaEngine Corporation, or Shenzhen ParaEngine, a company significantly influenced by Mr. Jason Liqing Zeng, who is a director of Shenzhen ParaEngine's controlling entity, for developing and operating a 3-D online virtual world for children. For the years ended December 31, 2009, 2010 and 2011, we paid US$14,638, US$31,208 and US$173,281 in royalty to Shenzhen ParaEngine, respectively. In August 2011, Shanghai Taomee entered into a supplement agreement with ParaEngine, pursuant to which Shanghai Taomee gave up its exclusive rights of this 3-D online virtual world and increased the royalty percentage to be paid to ParaEngine. As of December 31, 2011, we had approximately US$13,115 due to Shenzhen ParaEngine Corporation.

        In September 2010, Shanghai Taomee entered into an operating agreement with 7th Road for the license to Shanghai Taomee of certain operating rights of an online game developed and owned by 7th Road. For the year ended December 31, 2010, Shanghai Taomee paid $71,071 royalties to 7th Road pursuant to this agreement. As of December 31, 2010, we had an amount due to 7th Road of $36,750. As of December 31, 2011, 7th Road was no longer a related party to our company.

        In October 2010, pursuant to an equity investment agreement, we entered into with Shenzhen Decent Investment Limited and two individuals unrelated to us, Shenzhen Ruigao was formed in the PRC for the purpose of developing console games. We obtained a minority interest in Shenzhen Ruigao for total cash consideration of US$1.0 million which was paid in two installments, with the first payment being made in October 2010 and the remaining payment of US$0.5 million being paid in the first quarter of 2011. As we have the ability to exercise significant influence over Shenzhen Ruigao, we account for this investment using the equity method of accounting. Our share of losses in equity investment in Shenzhen Ruigao was US$0.05 million in 2010 and US$0.4 million in 2011.

        In June 2011, Shanghai Shengran entered into an agreement with Taiwan Taomee for the license to Taiwan Taomee of certain operating rights of an online game developed and owned by Shanghai Shengran. Shanghai Shengran also entered into agreement with Taiwan Taomee for the license of certain offline products which are derived from the online game images. For the year ended December 31, 2011, revenues generated from Taiwan Taomee were $245,015 and $240,160 for online licensing and offline licensing respectively. As of December 31, 2011, we had an amount due from Taiwan Taomee of US$202,267.

        Upon the completion of the initial public offering of our ADSs on June 14, 2011, Saban purchased from each of Joy Union Holdings Limited, a BVI company owned by Mr. Benson Haibing Wang, our chief executive officer, Universys Holdings Ltd., a BVI company owned by Mr. Crow Zhen Wei, our chief technology officer, and Charming China Limited, a BVI company owned by Mr. Roc Yunpeng Cheng, our chief operating officer, an aggregate of such number of ordinary shares equal to US$10.0 million divided by the price per ordinary share, which is the initial public offering price per ADS divided by the number of ordinary shares in each ADS. At the initial public offering price of US$9.0 per ADS, with one ADS representing 20 ordinary shares, the aggregate number of ordinary shares sold by these shareholders to Saban would be 22,222,222 ordinary shares. The transfer to Saban is being made pursuant to a private purchase exempt from registration with the U.S. Securities and Exchange Commission. We additionally granted Saban a non-voting observer seat on our board of directors for a period of eighteen months after the closing of the initial public offering and certain registration rights.

        On February 25, 2011, we entered into an agreement to effectively sell a 10.5% equity interest in Elyn Corporation that had been indirectly held by a related party on our behalf. Of the 10.5% equity interest in Elyn Corporation, 9.14% was sold to Qiming Funds, which are our existing shareholders and 1.36% was sold to an investor, an independent third party who was not affiliated with us or the Series A shareholders, for a consideration of approximately US$3.4 million and US$0.5 million in cash, respectively, at the same price per share. In addition, the nominee shareholding agreement was terminated with the related party and we currently hold 29.5% equity in Elyn Corporation directly.

        On August 12, 2011, our equity interest in Elyn Corporation was diluted from 29.5% to 28.8% as a result of Elyn Corporation's issuing shares to its employees.

        In November 2011, Taiwan Taomee went through a reorganization and contemporaneously issued new ordinary shares to existing shareholders and certain employees. As a result of such transactions, our equity interest in Taiwan Taomee was changed from 28.8% interest held through Elyn Corporation to a 27.6% effective interest which is now held through (1) 29.50% in Elyn Corporation, which now holds 72.09% of Taiwan Taomee, and (2) 28.77% in Joy Children Technology Co., Ltd., or Joy Children, a newly established shell company with no operations, which owns 21.86% of Taiwan Taomee after the reorganization. The change in equity interest reflected a dilution resulting from shares issued to Taiwan Taomee's employees, which were accounted for by Taiwan Taomee as stock compensation. In addition, we paid total consideration of US$668,992 in cash for the newly issued shares of Taiwan Taomee through Joy Children, which was recorded as an increase in equity method investment.

        Our equity in profit in 2009, 2010 and 2011 was US$48,952, US$546,437, and US$965,959 of Elyn Corporation and nil, nil and $7,757 of Joy Children, respectively, and was recognized as share of profit in equity investment in the consolidated combined statements of operations.

        Speednext Industrial Limited, a British Virgin Islands company wholly owned by Mr. Jason Liqing Zeng, purchased 359,000 ADSs representing 7,180,000 ordinary shares in the initial public offering. See

"Item 6. Directors, Senior Management and Employees—E. Share Ownership." In August 2011, Mr. Jason Liqing Zeng purchased 216,000 ADSs in open market transactions through Speednext Industrial Limited.

Employment Agreement

        See "Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements"

Share Incentives

        See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan."

C.
Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

        We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

        We are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations.

Dividend Policy

        Our board of directors has complete discretion over whether to pay dividends on our ordinary shares. If our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        On May 6, 2009, we issued 125,000,000 shares of Series A convertible redeemable preferred shares for aggregate cash proceeds of US$4,948,718, net of direct and incremental equity issuance costs of US$51,282 to new investors. As the Series A preferred shares were negotiated with independent third-party investors, the cash proceeds received represented the fair value of the issued Series A preferred shares. The accretion to the redemption value was calculated over the period from the issuance date to the earliest redemption date using the effective interest method and reflected as a reduction to net income to arrive at net income attributable to the ordinary shareholders in the accompanying consolidated combined statements of operations and amounted to US$210,092, US$468,580 and US$200,601 in 2009, 2010 and 2011, respectively. These amounts were considered deemed dividends for the years ended December 31, 2009, 2010 and 2011.

        In November 2010, we declared a cash dividend of US$10.0 million to be paid out of our current cash reserves to our shareholders who were record holders of ours as of October 31, 2010, of which we paid US$1.05 million in December 2010 and an additional US$2.55 million in March 2011, and paid the rest in the second half of 2011.

        We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If we pay any dividends, the depositary will pay our ADS holders the dividends it receives on our ordinary shares, after deducting its fees and expenses as provided in the deposit agreement. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

        We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiary and VIEs in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiary or VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

B.
Significant Changes

        Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.
Offer and Listing Details

        We completed the initial public offering of 7,187,500 ADSs, each representing 20 ordinary shares of par value US$0.00002 per share, on June 10, 2011. On June 8, 2011, we listed our ADSs on the NYSE under the ticker symbol "TAOM".

        The following table provides the high and low trading prices for our ADSs on the NYSE for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
Fiscal Year ended December 31, 2011 (from June 8, 2011)	17.90	3.95
Quarterly Highs and Lows
Second Quarter ended June 30, 2011 (from June 8, 2011)	11.34	7.24
Third Quarter ended September 31, 2011	17.90	5.88
Fourth Quarter ended December 31, 2011	7.33	3.95
First Quarter ended March 31, 2011
Monthly Highs and Lows
October 2011	6.64	4.78
November 2011	7.33	4.69
December 2011	5.09	3.95
January 2012	6.50	4.50
February 2012	6.08	5.00
March 2012	6.32	5.17
April 2012 (through April 17, 2012)	5.75	5.25
B.
Plan of Distribution

        Not applicable.

C.
Markets

        Our ADSs, each representing 20 ordinary shares, have been listed on the NYSE since June 8, 2011. Our ADSs are traded under the symbol "TAOM."

D.
Selling Shareholders

        Not applicable.

E.
Dilution

        Not applicable.

F.
Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.
Share Capital

        Not applicable.

B.
Memorandum and Articles of Association

        We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law of the Cayman Islands, which is referred to as the Companies Law below. We incorporate by reference into this annual report the description of our third amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-174293) originally filed with the SEC on May 18, 2011.

C.
Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this annual report on Form 20-F.

D.
Exchange Controls

        See "Item 4. Information on the Company—B. Business Overview—Regulations Related to Our Business—Regulation related to Foreign Currency Exchange and Dividend Distribution".

E.
Taxation

        The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

  (1)
  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

  (2)
  that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

        The undertaking for us is for a period of twenty years from August 10, 2010.

People's Republic of China Taxation

        If the PRC tax authorities determine that our Cayman Islands holding company is a "resident enterprise" for PRC enterprise income tax purposes, a withholding tax of 10% for our non-PRC enterprise shareholders or potentially 20% for non-PRC individual shareholders may be imposed on dividends they receive from us and a 10% (20% in the case of non-PRC individual shareholders) income tax may be imposed on gains they recognize from transferring our shares or ADSs. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a "resident enterprise" for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax" and "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a "resident enterprise" for PRC enterprise income tax purposes, you may be subject to PRC withholding tax on dividends from us and to PRC income tax on gain realized on the transfer of our ADSs or ordinary shares."

United States Federal Income Taxation

        The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (generally, property held for investment), and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to investors in special tax situations such as:

  •
  banks, insurance companies and other financial institutions;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  broker-dealers;

  •
  traders that elect to use a mark-to-market method of accounting;

  •
  U.S. expatriates;

  •
  tax-exempt entities;

  •
  persons liable for alternative minimum tax;

  •
  persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

  •
  persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

  •
  persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

  •
  partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.

        INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

        For purposes of the discussion below of the U.S. federal income tax consequences to "U.S. Holders," you are a U.S. Holder if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If you are a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership. If you are a partner in such partnership, you should consult your tax advisor.

        The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

        The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of a depositary share and the issuer of the security underlying the depositary share may be taking actions that are inconsistent with the beneficial ownership of the underlying security (which may include, for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes, or the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders (discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

        Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of certain dividends received from U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not and we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to "qualified dividend income," provided (1) either (a) our ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend is paid and the preceding taxable year (discussed below), and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs (but not our ordinary shares) are. If we are treated as a "resident enterprise" for PRC tax purposes under the PRC EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

        Any dividends we pay with respect to the ADSs or ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to the ADSs or ordinary shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income."

        If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China"), the amount of the dividend would include the withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes would be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares

        Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a "resident enterprise" for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China"), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes, in which case, subject to certain conditions and limitations, such PRC tax would be eligible for credit against the holder's U.S. federal income tax liability. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

        Based on the market price of our ADSs and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects (including how the contractual arrangements with our affiliated entity, Shanghai Taomee, will be treated for purposes of the PFIC rules), and we cannot assure you we will not be a PFIC for the taxable year ending December 31, 2012 or any future taxable year.

        A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

  •
  at least 75% of its gross income for such year is passive income; or

  •
  at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, if the contractual arrangements with our affiliated entity, Shanghai Taomee, are not treated as ownership of stock, we may be a PFIC.

        A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test may be determined, in part, by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

        If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a "deemed sale" election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we were a PFIC and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

        For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any "excess distribution" you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

  •
  the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

  •
  the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

  •
  the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

        If we are a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity method investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, as applicable, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you are deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

        A U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. For this purpose, "marketable stock" is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC.

        If you make a mark-to-market election for the ADSs, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You will be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or other disposition of the ADSs, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under "—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares," except the lower tax rate applicable to qualified dividend income would not apply. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election if we are or become a PFIC, as well as the impact of such election on interests in any lower-tier PFICs.

        Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a "qualified electing fund" election to include in income its share of the corporation's income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

        Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

        You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

        Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other taxable disposition of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and U.S. backup withholding, unless the U.S. Holder is an exempt recipient. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9. U.S. Holders that are exempt from backup withholding may be required to complete U.S. Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Additional Reporting Requirements

        Certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs and ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs or ordinary shares.

F.
Dividends and Paying Agents

        Not Applicable.

G.
Statement by Experts

        Not Applicable.

H.
Documents on Display

        We previously filed with the SEC our registration statement on Form F-1 (Registration Number 333-174293), as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares represented by the ADSs. We also filed with the SEC a related registration statement on Form F-6 (Registration Number 333-174441) with respect to the ADSs. We have also filed with the SEC a registration statement on Form S-8 (Registration Number 333-176920) with respect to our securities to be issued under our 2009 Stock Option Plan and 2010 Share Incentive Plan.

        We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All documents filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

        As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

        We intend to furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

        In accordance with NYSE Rules 203.01, we will post this annual report on Form 20-F on our website at http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-sec. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.
Subsidiary Information

        For a listing of our subsidiaries, see "Item 4—Information on the Company—C. Organizational Structure," as well as Exhibit 8.1 filed herewith.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which included approximately US$22.6 million as of December 31, 2011. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect our results of operations and financial condition. Such fluctuations will also affect us with respect to the translation of the net proceeds that we will receive from the initial public offering into Renminbi. The Renminbi's exchange rate with the U.S. dollar is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

        To the extent that we need to convert U.S. dollars we receive from the initial public offering or other financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2011, we had U.S. dollar-denominated cash balances of US$22.6 million. Assuming we had converted the US$1.0 million into the Renminbi at the exchange rate of US$1.00 for RMB6.2939 as of December 31, 2011, this cash balance would have been RMB142.0 million. Assuming a 5% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB135.3 million as of December 31, 2011.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to finance income generated by excess cash invested in demand deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future finance income may be lower than expected due to changes in market interest rates.

Inflation Risk

        In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China's Consumer Price Index increased by 5.9% in 2008, decreased by 0.7% in 2009, increased 3.3% in 2010, and 5.4% in 2011. If inflation rises, it may materially and adversely affect our business.

Credit Risk

        As of December 31, 2008, 2009, 2010 and 2011, substantially all of our cash and cash equivalents were held by reputable financial institutions. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents. Due to the limited availability of online payment systems in China and the limited access children have to online payment channels, users pay for our online business primarily through purchase of our prepaid cards, which distributed through a network of third-party distributors. In 2009, a majority of our prepaid cards were sold through Guangzhou New Fanlian Digital Technology Co., Ltd., our then national distributor. In 2010, we diversified our distributor network and our top three distributors contributed to 25.9%, 9.2% and 9.1% of the sales of our prepaid cards in 2010 and 10.3%, 8.5% and 8.4% in 2011. Prior to entering into contracts, we make a credit assessment of our distributors to assess the collectability of the contracts. We collect payment from distributors upon delivery of the prepaid cards, which helps reduce our accounts receivable. We have not experienced any significant bad debts with respect to our accounts receivable. We made no allowance for doubtful accounts in 2008, 2009 and 2010. We wrote off RMB1.0 million (US$155,171) in bad debt to an independent third party in 2011.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.
Debt Securities

        Not applicable.

B.
Warrants and Rights

        Not applicable.

C.
Other Securities

        Not applicable.

D.
American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

        ADS holders will be required to pay the following service fees to the depository:

Service	Fee
• Issuance of ADSs	Up to US$0.05 per ADS issued
• Cancellation of ADSs	Up to US$0.05 per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary
• Transfer of ADSs	US$1.50 per certificate presented for transfer

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

  •
  a fee of up to US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

  •
  a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

  •
  a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

  •
  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

  •
  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

  •
  stock transfer or other taxes and other governmental charges;

  •
  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

  •
  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

  •
  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

        Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid.

        At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not Applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. - D. Material Modifications to the Rights of Security Holders

        None.

E. Use of Proceeds

        We received net proceeds from the initial public offering of approximately US$62.2 million after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

        Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits. Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc were the managing underwriters for our initial public offering.

        See "Item 10. Additional Information" for a description of the rights of securities holders, which remain unchanged.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

        Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2011, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting and Attestation Report of the Independent Registered Public Accounting Firm

        This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

        Prior to the initial public offering, we were a private company with a short operating history and limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated combined financial statements for 2008, 2009 and 2010, we and our auditors, an independent registered public accounting firm, identified certain material weakness and significant deficiencies in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB. The material weakness observed was our lack of sufficient accounting resources and expertise necessary to comply with U.S. GAAP and to prepare and review financial statements and related disclosures under U.S. GAAP for the SEC reporting and compliance purposes. The significant deficiencies observed were that we lacked adequate documentation for internal control policies at the entity level and a number of financial reporting and asset management procedures.

        Following the identification of the material weakness and significant deficiencies, we undertook certain remedial steps to address them, including adding accounting and finance staff with U.S. GAAP experience providing access to training programs to accounting personnel, and adopting internal control and other financial closing and reporting policies. Specifically, in April and May 2010, we hired a senior finance director and a financial reporting manager to lead our U.S. GAAP financial closing and reporting team. Our senior finance director is a certified public accountant in the United States. Before joining Taomee, he served as the controller for one and a half years in a China-based private company preparing for an initial public offering in the U.S. Prior to that, he had four years of experience at the Shanghai office of a Big Four accounting firm primarily working on U.S. GAAP engagements, including the initial public offerings of several China-based foreign private issuers. He majored in accounting and received his master's degree in commerce from University of Sydney, Australia. Before joining Taomee, our financial reporting manager worked on IFRS and PRC GAAP audit engagements at the Shanghai office of a Big Four accounting firm for two and half years and then as a financial analyst and reporting manager at a China-based foreign private issuer for one and a half years, applying U.S. GAAP.

        We also hired our chief financial officer in February 2011 with extensive experience in finance.

        In addition, we streamlined our monthly and quarterly financial closing and reporting procedures and formalized reviewing and monitoring control activities including the implementation of a financial closing checklist as part of the period-end closing process. We also designed and implemented controls to ensure that significant non-routine transactions, accounting estimates, and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff on a timely basis. We plan to further enhance management reviews of account reconciliations, non-routine and complex transactions and significant agreements to ensure accuracy of U.S. GAAP financial reporting. In addition, we have engaged a professional and leading Sarbanes-Oxley external consultant in October 2011, and have appointed an internal audit director who has over 10 years' of experience in internal control in August 2011, in order to continue to address and remediate this material weakness and significant deficiencies and other deficiencies in our internal controls over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

        In connection with the audits of our consolidated combined financial statements for 2011, we and our auditors did not identify any material weakness or significant deficiency in our internal control over financial reporting. However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting in the future. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to establish or maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted."

ITEM 16.    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Shengwen Rong qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Rong satisfies the independence requirements under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ITEM 16B.    CODE OF ETHICS

        Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-174293) filed with the Securities and Exchange Commission on May 18, 2011 and posted a copy of our code of business conduct and ethics on our investor relations website at http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-sec. We hereby undertake to provide to any person without charge, upon a written request, a copy of our code of business conduct and ethics.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated.

	2010	2011
	USD	USD
		(in thousands)
Audit fees(1)	375	608
Audit-related fees(2)	30	50
Tax fees(3)	77	58

(1)
"Audit fees" means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.

(2)
"Audit-related fees" represents aggregate fees billed for professional services rendered in connection with the assurance and related services.

(3)
"Tax fees" represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

        The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd, including audit services, audit-related services, tax services and other services as described above for the fiscal year ended December 31, 2011, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit. Prior to our initial public offering, all initial public offering related accountant fees were approved by the Board.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        The Company relies on an exemption in in connection with its initial public offering pursuant to Rule 10A-3(b)(1)(iv)(A) of the Securities Exchange Act in connection with JP Gan's membership on the audit committee.

        The NYSE listing standards mandated by Rule 10A-3(b) of the Securities Exchange Act of 1934, or Exchange Act, require, among other things, that each member of the audit committee be independent. A company listing in connection with its initial public offering may phase in its compliance with the independent committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) of the Exchange Act. Accordingly, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

        Immediately after our initial public offering, our audit committee consisted of Mr. Qi Ji, Mr. Shengwen Rong and Mr. JP Gan. In accordance with the exemption permitted by Rule 10A-3(b)(1)(iv)(A), Mr. Qi Ji and Mr. Shengwen Rong met the independence standards of NYSE Manual Section 303A(2) and satisfied the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. We are currently in the process of locating one independent audit committee members so that we will have three independent audit committee members upon the first anniversary of our initial public offering. Accordingly, as required by Rule 10A-3(b)(1)(iv)(A), within one year from the date of effectiveness of our Registration Statement on Form F-1 we intend for all members of our audit committee to qualify as independent members of the audit committee.

        We do not believe that our reliance on the temporary exemption permitted by Rule 10A-3(b)(1)(iv)(A) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

        Not Applicable.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not Applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE's Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of the Cayman Islands do not require such compliance:

        The majority of our board of directors is not comprised of independent directors.

        Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

        Our compensation committee of our board of directors is not comprised entirely of independent directors.

        We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE's Listed Company Manual.

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not Applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

        The consolidate financial statements of Taomee Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document
1.1	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, to be effective upon the completion of the initial public offering. (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
2.1	Registrant's Specimen American Depositary Receipt (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-174441) filed with the Commission on May 24, 2011)
2.2
Registrant's Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 31, 2011)

Exhibit Number		Description of Document
2.3		Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-174441) filed with the Commission on May 24, 2011)
4.1
Shareholder's Agreement, dated as of May 6, 2009, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder. (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.2		2009 Stock Option Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.3		2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.4
Form of Indemnification Agreement with the Registrant's directors and officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.5	†
Form of Employment Agreements with the Registrant's senior executives.(incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011 and May 24, 2011)
4.6
English Translation of Loan Agreement, dated as of June 12, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.7
English Translation of Proxy Agreement, dated as of December 31, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng, Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.8
English Translation of Option Agreement, dated as of December 31, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.9
English Translation of Business Operation Agreement, dated as of December 31, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng, Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)

Exhibit Number	Description of Document
4.10	English Translation of Commercial Cooperation Agreement between Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.11
English Translation of Equity Interest Pledge Agreement, dated as of March 17, 2010 among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng, Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.12
English Translation of Equity Investment Agreement among Shenzhen Decent Investment Limited, Shanghai Taomee Network Technology Co., Ltd. and certain other parties listed thereunder. (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.13
English Translation of Joint Operation Agreement, dated as of September 9, 2010, between 7th Road Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.14
English Translation of Building Lease Contract, dated as of February 8, 2010, between Shanghai Caohejing Development Zone Hi-tech Park Development Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.15
English Translation of Building Lease Contract, dated as of February 8, 2010, between Shanghai Caohejing Development Zone Hi-tech Park Development Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.16
English Translation of Building Lease Contract, dated as of April 12, 2010, between Shanghai Caohejing Development Zone Hi-tech Park Development Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.17
English Translation of Nationwide Exclusive Agency Agreement for Mole's World Prepaid Cards, dated as of November 17, 2008, between Guangzhou New Fanlian Digital Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.18
English Translation of Agency Sales Cooperation Agreement for Taomee Internet Physical Cards (Guangdong and Hainan), dated as of December 20, 2009, between Guangzhou New Fanlian Digital Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)

Exhibit Number		Description of Document
4.19		English Translation of Agency Sales Cooperation Agreement for Taomee Internet Physical Cards (Hunan), dated as of December 20, 2009, between Guangzhou New Fanlian Digital Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.20
English Translation of Agency Sales Cooperation Agreement for Taomee Internet Virtual Cards, dated as of December 20, 2009, between Guangzhou New Fanlian Digital Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.21
Form of Director Agreement with independent directors of the Registrant (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.22
Registration Rights Addendum, dated as of May 4, 2011, between Taomee Holdings Limited and Saban Media Ventures LLC. (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.23	*
Share Transfer Agreement, dated October 20, 2011 among Newtex Holdings Limited, Taomee Holdings Limited, Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., Qiming Managing Directors Fund II, L.P., Concord IX Venture Capital Co., Ltd. and Concord Consulting Inc.
4.24	*
Share Transfer Agreement, dated November 25, 2011, among Newtex Holdings Limited, Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., Qiming Managing Directors Fund II, L.P., Concord IX Venture Capital Co., Ltd., Concord Consulting Inc., Taomee Holdings Limited and Elyn Corporation
8.1	*	Subsidiaries of the Registrant
11.1	*	Code of Business Conduct and Ethics of the Registrant, as amended
12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Allbright Law Offices
15.2	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.
101.	**	INS XBRL Instance Document.
101.	**	SCH XBRL Taxonomy Extension Schema Document.
101.	**	CAL XBRL Taxonomy Extension Calculation Linkbase Document.
101.	**	DEF XBRL Taxonomy Extension Definition Linkbase Document.

Exhibit Number		Description of Document
101.	**	LAB XBRL Taxonomy Extension Label Linkbase Document.
101.	**	PRE XBRL Taxonomy Extension Presentation Linkbase Document.

*
Filed with this annual report on Form 20-F.

†
Order for confidential treatment of portions of this document has been granted by the Commission pursuant to Rule 406 of the Securities Act.

**
XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Taomee Holdings Limited
By:	/s/ BENSON HAIBING WANG
Name:	Benson Haibing Wang
Title:	Chief Executive Officer

Date: April 18, 2012

TAOMEE HOLDINGS LIMITED

INDEX TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Page(s)
Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of December 31, 2010 and 2011	F-3
Consolidated combined statements of operations for the years ended December 31, 2009, 2010 and 2011	F-4
Consolidated combined statements of changes in equity and comprehensive income for the years ended December 31, 2009, 2010 and 2011	F-5
Consolidated combined statements of cash flows for the years ended December 31, 2009, 2010 and 2011	F-6
Notes to the consolidated combined financial statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
TAOMEE HOLDINGS LIMITED

        We have audited the accompanying consolidated balance sheets of Taomee Holdings Limited (the "Company") and its subsidiaries and variable interest entities (the "Group") as of December 31, 2010 and 2011, and the related consolidated combined statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011.These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated combined financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
April 16, 2012

TAOMEE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share and per share data, unless otherwise stated)

	As of December 31,
	2010	2011
Assets
Current assets:
Cash and cash equivalents	$43,087,134	$120,678,898
Accounts receivable	438,243	1,422,534
Due from related party	—	202,267
Prepayments and other current assets	1,358,678	1,514,565
Deferred tax assets—current	2,799,865	3,247,404

Total current assets	47,683,920	127,065,668
Investment in equity method investees	1,035,710	2,406,111
Property and equipment, net	3,125,608	2,405,576
Acquired intangible asset	146,133	1,379,154
Other assets	1,040,813	1,197,907

Total assets	$53,032,184	$134,454,416

Liabilities, mezzanine equity and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Taomee Holdings Limited of 341,418 and 205,095 as of December 31, 2010 and 2011, respectively)	$344,698	$221,820
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to Taomee Holdings Limited of nil and 190,398 as of December 31, 2010 and 2011, respectively)	—	2, 187,076
Due to related parties (including due to related parties of the consolidated VIEs without recourse to Taomee Holdings Limited of 38,826 and 13,115 as of December 31, 2010 and 2011, respectively)	38,826	66,104
Advance from customers (including advance from customers of the consolidated VIEs without recourse to Taomee Holdings Limited of 8,393,474 and 8,766,104 as of December 31, 2010 and 2011, respectively)	8,684,198	10,223,309
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Taomee Holdings Limited of 10,783,198 and 12,912,939 as of December 31, 2010 and 2011, respectively)	10,783,198	12,912,939
Dividends payable	8,950,000	—
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Taomee Holdings Limited of 753,806 and 775,807 as of December 31, 2010 and 2011, respectively)	4,984,584	5,680,706
Deferred tax liabilities—current (including deferred tax liabilities of the consolidated VIEs without recourse to Taomee Holdings Limited of 161,217 and 9,600 as of December 31, 2010 and 2011, respectively)	511,039	10,910

Total current liabilities	34,296,543	31,302,864

Commitments and contingencies (Note 14)
Mezzanine equity:
Series A convertible redeemable preferred shares ($0.00002 par value; 125,000,000 shares authorized, 125,000,000 and nil issued and outstanding as of December 31, 2010 and 2011, respectively) (Redemption value $7,500,000)	5,627,390	—

Equity:
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 450,000,000 and 730,900,680 shares issued; 450,000,000 and 728,427,520 shares outstanding as of December 31, 2010 and 2011, respectively)	9,000	14,618
Treasury stock	—	(562,502)
Additional paid-in capital	1,158,534	70,782,370
Accumulated other comprehensive income	682,437	2,366,216
Retained earnings	11,258,280	30,550,850

Total equity	13,108,251	103,151,552

Total liabilities, mezzanine equity and equity	$53,032,184	$134,454,416

The accompanying notes are an integral part of these consolidated combined financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED COMBINED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2009	2010	2011
Revenues:
Online business, net	$6,876,564	$33,682,849	$40,330,778
Offline business, net	189,253	2,290,045	5,066,263

Total net revenues	7,065,817	35,972,894	45,397,041

Cost of services:
Online business	(1,912,507)	(5,165,602)	(6,035,323)
Offline business	(90,025)	(685,583)	(1,652,235)

Total cost of services	(2,002,532)	(5,851,185)	(7,687,558)

Gross profit	5,063,285	30,121,709	37,709,483

Operating income (expenses):
Product development expenses	(1,444,490)	(4,649,036)	(10,303,929)
Sales and marketing expenses	(892,634)	(1,569,972)	(6,254,531)
General and administrative expenses	(1,161,004)	(5,728,962)	(7,965,104)
Other operating income	—	278,250	1,733,418

Total operating expenses	(3,498,128)	(11,669,720)	(22,790,146)

Income from operations	1,565,157	18,451,989	14,919,337
Interest income, net	6,916	240,132	1,409,662
Other income (expenses), net	(10,115)	(115,345)	666,961

Income before income taxes and share of profit in equity method investments	1,561,958	18,576,776	16,995,960

Income tax benefit (expense):
Current	(21, 906)	(7,204)	(2,539,332)
Deferred	(271,151)	2,510,931	812,262

Total income tax benefit (expense)	(293,057)	2,503,727	(1,727,070)

Income before share of profit in equity method investments	1,268,901	21,080,503	15,268,890
Share of profit in equity method investments	48,952	493,573	4,224,281

Net income	1,317,853	21,574,076	19,493,171
Deemed dividend on Series A convertible redeemable preferred shares	(210,092)	(468,580)	(200,601)

Net income attributable to holders of ordinary shares	$1,107,761	$21,105,496	$19,292,570

Earnings per share:
Basic	$0.00	$0.04	$0.03
Diluted	$0.00	$0.04	$0.03
Weighted average number of shares used in calculating earnings per share:
Basic	467,123,300	450,000,000	606,648,098
Diluted	467,123,300	458,482,370	640,377,175

The accompanying notes are an integral part of these consolidated combined financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED COMBINED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share and per share data, unless otherwise stated)

	Ordinary shares		Treasury stock			(Accumulated deficit) retained earnings	Accumulated other comprehensive income
					Additional paid-in capital				Comprehensive income
	Shares	Amount	Shares	Amount				Total
Balance as of January 1, 2009	500,000,000	10,000			992,813	(954,977)	88,093	135,929
Repurchase and cancellation of ordinary shares	(50,000,000)	(1,000)	—	—	(159,000)	—	—	(160,000)
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(210,092)	—	(210,092)
Capital contribution	—	—	—	—	81,054	—	—	81,054
Share-based compensation	—	—	—	—	73,221	—	—	73,221
Net income	—	—	—	—	—	1,317,853	—	1,317,853	$1,317,853
Foreign currency translation adjustment	—	—	—	—	—	—	1,421	1,421	1,421

Balance as of December 31, 2009	450,000,000	$9,000	—	—	$988,088	$152,784	$89,514	$1,239,386	$1,319,274

Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(468,580)	—	(468,580)
Share-based compensation	—	—	—	—	170,446	—	—	170,446
Dividends declared	—	—	—	—	—	(10,000,000)	—	(10,000,000)
Net income	—	—	—	—	—	21,574,076	—	21,574,076	$21,574,076
Foreign currency translation adjustment	—	—	—	—	—	—	592,923	592,923	592,923

Balance as of December 31, 2010	450,000,000	$9,000	—	—	$1,158,534	$11,258,280	$682,437	$13,108,251	$22,166,999

Issuance of ordinary shares (net of issuance cost of US$7,707,115)	154,254,480	3,085	—	—	61,704,316	—	—	61,707,401	—
Conversion of series A preferred shares to ordinary shares	125,000,000	2,500	—	—	5,825,491	—	—	5,827,991	—
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(200,601)	—	(200,601)	—
Repurchase of shares	—	—	2,473,160	(562,502)	—	—	—	(562,502)	—
Exercise of options	1,646,200	33	—	—	97,276	—	—	97,309	—
Share-based compensation	—	—	—	—	1,996,753	—	—	1,996,753	—
Net income	—	—	—	—	—	19,493,171	—	19,493,171	19,493,171
Foreign currency translation adjustment	—	—	—	—	—	—	1,683,779	1,683,779	1,683,779

Balance as of December 31, 2011	730,900,680	$14,618	2,473,160	$(562,502)	$70,782,370	$30,550,850	$2,366,216	$103,151,552	$21,176,950

The accompanying notes are an integral part of these consolidated combined financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2009	2010	2011
Operating activities:
Net income	$1,317,853	$21,574,076	$19,493,171
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	73,221	170,446	1,996,753
Depreciation and amortization	165,026	871,408	2,320,731
Share of profit in equity method investments	(48,952)	(493,573)	(4,224,281)
Deferred income taxes	271,151	(2,510,931)	(812,262)
Loss on disposal of property and equipment	—	43,422	12,325
Write-off of other receivable	—	—	(155,171)
Changes in assets and liabilities:
Accounts receivable	(664,681)	361,301	(984,291)
Due from related party	—	—	(202,267)
Prepayments and other current assets	(453,490)	(76,423)	360,721
Other assets	—	(1,040,813)	(713,993)
Accounts payable	—	344,698	(122,878)
Income taxes payable	21,917	(21,917)	2,187,076
Due to related parties	—	38,826	(25,711)
Advance from customers	3,449,826	5,187,295	1,539,111
Deferred revenue	1,858,110	8,878,856	2,129,741
Accrued expenses and other current liabilities	799,579	3,685,152	(412,638)

Net cash provided by operating activities	6,789,560	37,011,823	22,386,137

Investing activities:
Purchases of property and equipment	(839,252)	(2,973,520)	(826,122)
Purchase of intangible asset	(141,669)	—	(1,233,020)
Collection of amounts due from related party	—	56,114	—
Payment of loans to shareholders of a VIE	—	(366,129)	—
Investments in equity method investees	—	(493,185)	(1,118,538)
Cash acquired from combination	21,893	—	—
Proceeds from sale of equity method investment in Elyn	—	—	3,885,000

Net cash provided by (used in) investing activities	(959,028)	(3,776,720)	707,320

Financing activities:
Proceeds from issuance of ordinary shares	—	—	69,414,516
Issuance cost of ordinary shares	—	(414,430)	(6,943,426)
Proceeds from issuance of Series A preferred shares	5,000,000	—	—
Payment of preferred share issuance costs	(51,282)	—	—
Cash dividends paid	—	(1,050,000)	(8,950,000)
Capital contribution in a VIE	366,129	—
Repayment of related party borrowings	(499,729)	—	—
Repurchase of ordinary shares	(160,000)	—	(562,502)

Net cash provided by (used in) financing activities	4,655,118	(1,464,430)	52,958,588

Effect of exchange rate changes	778	481,556	1,539,719

Net increase in cash and cash equivalents	10,486,428	32,252,229	77,591,764

Cash and cash equivalents, beginning of the year	348,477	10,834,905	43,087,134

Cash and cash equivalents, end of the year	$10,834,905	$43,087,134	$120,678,898

Supplemental disclosure of cash flow information:
Income taxes paid	$—	$21,917	$352,255

Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses	$—	$76,567	$80,942
Initial public offering costs not yet paid	$—	$252,060	$349,259

The accompanying notes are an integral part of these consolidated combined financial statements.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities

        Taomee Holdings Limited (the "Company"), all of its subsidiaries and consolidated variable interest entities ("VIEs") are collectively referred to as the "Group". The Group is principally engaged in the development and operation of online entertainment platform, the provision of related offline products and services, and the production of films and animation series on television for children. The Group's principal operations and geographic market are in the People's Republic of China ("PRC").

        Prior to June 12, 2009, the business of the Group operated through the following two entities which were both registered in the PRC and each is owned by PRC citizens Mr. WANG Haibing, Mr. WEI Zhen, Mr. CHENG Yunpeng, Mr. ZENG Liqing and Mr. WANG Bin (collectively referred to as the "five shareholders") with identical shareholdings—Shanghai Taomee Network Technology Co., Ltd. and Shanghai Qidong Information Technology Co., Ltd. (the two entities collectively referred to as the "Combined Entities"):

Entities under common ownership	Percentage of collective ownership	Date of incorporation or combination	Initial capital contribution
Shanghai Taomee Network Technology Co., Ltd. ("Shanghai Taomee")	100%	October 8, 2007	$992,813
Shanghai Qidong Information Technology Co., Ltd. ("Shanghai Qidong")	100%	March 4, 2009	$81,054

        On September 26, 2008, the same five shareholders formed Taomee Holdings Limited in the Cayman Islands with identical shareholdings as the Combined Entities. Then a series of contemplated restructuring transactions occurred leading to preferred share financing in May 2009 for the purpose of reincorporation of Shanghai Taomee and Shanghai Qidong as variable interest entity ("VIE") subsidiaries of the Company (the "Reorganization"). In May 2009, the Company issued Series A convertible redeemable preferred shares to third party investors. The Reorganization was necessary to comply with the PRC law and regulations which prohibit or restrict foreign ownership of companies that provide Internet content services, which include providing online entertainment platform services. The share and per share data relating to the ordinary shares issued to the five shareholders by the Company during the Reorganization are presented as if the recapitalization transactions occurred at the beginning of the first period presented.

        As part of the Reorganization, the Company established Shanghai Shengran Information Technology Co., Ltd. ("Shanghai Shengran"), a wholly foreign owned enterprise in the PRC. Since the Company does not have any equity interests in Shanghai Taomee and Shanghai Qidong (the "VIEs"), in order to exercise effective control over their operations, on June 12, 2009, the Company, through its wholly owned subsidiary Shanghai Shengran, entered into a series of contractual arrangements with the VIEs and the five shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from the five shareholders' equity interests in the VIEs. These contractual arrangements include:

            (i)  a Proxy Agreement, under which each shareholder of the VIEs has assigned Shanghai Shengran all rights as a shareholder of the VIEs including voting rights. The Proxy Agreement is valid infinitely and is only subjected to be terminated by Shanghai Shengran;

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities (Continued)

           (ii)  a Call Option Agreement, under which the shareholders of the VIEs granted Shanghai Shengran an irrevocable and exclusive option to purchase all or a portion of their equity interests in the VIEs when and to the extent permitted by PRC law. The Call Option Agreement will terminate when the equity interests in the VIEs are legally transferred to Shanghai Shengran;

          (iii)  a Business and Operation Agreement, under which the shareholders of the VIEs have agreed that Shanghai Shengran shall direct the day-to-day operational and financial activities of the VIEs including electing directors and officers and hiring personnel, that the VIEs will not conduct any transactions which might substantially affect their assets and business operations without the prior written consent of Shanghai Shengran, and that the shareholders will unconditionally transfer to Shanghai Shengran, for no consideration, all dividends or other proceeds received from the VIEs in their capacity as shareholders;

          (iv)  an Exclusive Technical and Marketing Services Agreement between the VIEs and Shanghai Shengran, under which Shanghai Shengran is engaged by the VIEs as the exclusive provider of software services, technology support, and marketing services for a service fee;

           (v)  a Share Pledge Agreement, under which the shareholders pledged all of their equity interests in the VIEs to Shanghai Shengran as collateral to secure their obligations under the agreement, and all benefits derived from the equity interests in the VIEs shall be the guarantee for the VIEs' debt. The Share Pledge Agreement is continuously effective until the full performance of the contractual obligations or the full repayment of the guaranteed liabilities as described in such agreement; and

          (vi)  a Loan Agreement, under which Shanghai Shengran shall provide interest-free loans of up to a total of RMB2.5 million (equivalent to $366,129) to the five shareholders of the VIEs for their respective capital contributions in the VIEs (Note 16).

        Under the above agreements, the shareholders of the VIEs irrevocably granted Shanghai Shengran the power to exercise all voting rights to which they were entitled. In addition, Shanghai Shengran has the option to acquire all of the equity interests in the VIEs, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Shanghai Shengran is entitled to receive service fees for certain services to be provided to the VIEs.

        These contractual agreements provide the Company control of the VIEs. The Call Option Agreement and Proxy Agreement provide Shanghai Shengran effective control over the VIEs, while the Share Pledge Agreement secures the equity owners' obligations under the relevant agreements. Because the Company, through its wholly owned subsidiary Shanghai Shengran has (1) the power to direct the activities of the VIEs that most significantly affect the Company's economic performance and (2) the right to receive benefits from the VIEs, it has been deemed to be the primary beneficiary of the VIEs and has consolidated the respective VIEs since the date of execution of such agreements. The call option on subsidiary shares under the Call Option Agreement and the guarantee of VIEs' debt under the Share Pledge Agreement in the aforementioned contractual agreements have not been accounted for in the consolidated combined financial statements because those are effectively agreements between a parent and a consolidated subsidiary. The service fees under the Exclusive Technical and Marketing Services Agreement are eliminated upon consolidation.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities (Continued)

        The Company has not provided financial or other support during the periods presented to the VIEs that was not previously contractually required to provide.

        The Company has concluded that these contractual arrangements are legally binding and the Company exercises control of the VIEs. The Group's current ownership structure, and the contractual arrangements that Shanghai Shengran entered into with the consolidated VIEs and their equity owners are in compliance with all existing PRC laws and regulations. However, the aforementioned contractual arrangements with the VIEs and their respective shareholders are subject to risks and uncertainties:

  •
  The VIEs and their respective shareholders may have or develop interests that conflict with the Company's interests, which may lead them to pursue opportunities in violation of or to refuse to renew the aforementioned contractual arrangements.

  •
  The VIEs or their shareholders may be deemed to be in violation of PRC laws and regulations or could fail to obtain the proper operating licenses. As a result, the PRC government could impose fines, confiscate incomes of the VIEs, revoke necessary business or operating licenses, require a restructuring of the current VIE structure, or require the VIEs or the Company, mandate a change in ownership structure or operations for the VIEs or the Company to discontinue all or any portion of their business.

  •
  The aforementioned contractual agreements may not be as effective as direct ownership in providing control over the VIEs. The Group may incur substantial costs and resources to enforce such arrangements if the shareholders of the VIEs fail to perform their respective obligations under the contractual arrangements.

  •
  Even if the aforementioned contractual agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

        Nonetheless, the Company believes that its ability to direct the activities of the VIEs that most significantly impact their economic performance is not affected by current PRC laws and regulations. Accordingly, the VIEs continue to be consolidated VIEs of the Group.

        Moreover, there may be changes and other developments in the PRC laws and regulations or their interpretation that could affect the Group's ability to control the VIEs and preclude the Group from consolidating the VIEs in the future.

        The Group's consolidated and combined financial statements include (i) the combined financial statements of each of the Combined Entities from their respective date of incorporation or date of combination through June 11, 2009 (immediately before the VIE agreements took effect), and (ii) the consolidated financial statements of the Company, its wholly-owned subsidiaries and its consolidated VIEs for the period from June 12, 2009 to December 31, 2009 and for the years ended December 31, 2010 and 2011.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities (Continued)

        The subsidiaries and consolidated VIEs of the Company as of December 31, 2011 are as follows:

Name of subsidiaries and consolidated VIEs	Percentage of ownership	Date of incorporation or combination	Place of incorporation
Taomee Holdings (HK) Limited ("Taomee Hong Kong")	100%	November 27, 2008	Hong Kong
Shanghai Shengran Information Technology Co., Ltd. ("Shanghai Shengran")	100%	June 12, 2009	PRC
Shanghai Taomee Network Technology Co., Ltd. ("Shanghai Taomee")	100%	October 8, 2007	PRC
Shanghai Qidong Information Technology Co., Ltd. ("Shanghai Qidong")	100%	March 4, 2009	PRC
Shanghai Taomee Animation Co., Ltd. ("Shanghai Animation")	100%	November 11, 2010	PRC

        Summary financial information of the Group's two VIEs included in the accompanying consolidated combined financial statements is as follows:

	December 31,
	2010	2011
Total assets	$39,385,864	$24,956,374

Total liabilities	$44,486,316	$28,986,120

	For the year ended December 31,
	2009	2010	2011
Net revenues	$7,065,817	$34,726,994	$41,204,989

Net income (loss)	$1,532,943	$(8,013,320)	$1,301,534

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies

(a)
Basis of presentation

        The consolidated combined financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP"). The consolidated combined financial statements reflect the operations of the Combined Entities through June 11, 2009 and the Group's consolidated operations thereafter.

(b)
Basis of consolidation

        The consolidated combined financial statements include the financial statements of the Group, its subsidiaries and VIEs. All significant intercompany transactions and balances are eliminated upon consolidation.

        A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

        US GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Through the contractual arrangements between the Company and the VIEs, the Company controls the operating activities and holds all the beneficial interests of the VIEs and has been determined to be the primary beneficiary of the VIEs. The Company has concluded that such contractual arrangements are legally enforceable (see footnote 1 for related risks and uncertainties).

(c)
Use of estimates

        The preparation of the consolidated combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Actual results may differ from those estimates. Significant accounting estimates reflected in the Group's consolidated combined financial statements mainly include allowance for doubtful accounts, the useful life of in-game items, useful life and impairment for property and equipment and intangible asset, impairment of equity method investments, future cash flow estimates for purposes of determining the fair value of the ordinary shares of the Company, assumptions related to the valuation of share-based compensation and related forfeiture rates, consolidation of VIEs and realization of deferred tax assets. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our combined consolidated financial statements, and actual results could differ materially from these estimates.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

(d)
Cash and cash equivalents

        Cash and cash equivalents represent cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(e)
Accounts receivable, net

        Accounts receivable mainly consist of receivables from the distribution of its film, receivables from third party online payment channels, and royalties due from corporate customers, and is recorded net of allowance for doubtful accounts. The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowance for doubtful accounts are charged to general administrative expenses. The Group recorded no allowance for doubtful accounts as of December 31, 2010 and 2011, respectively, as the risk of bad debt was remote.

(f)
Investment in equity method investees

        The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of earnings and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, adjustments to recognize certain differences between the Group's carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Equity method investments only include non-marketable investments.

        The Group assesses its equity method investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee's products and technologies, the general market conditions in the investee's industry or geographic area, factors related to the investee's ability to remain in business, such as the investee's liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds.

(g)
Property and equipment, net

        Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line method over the following estimated useful lives:

Estimated useful lives
Leasehold improvements	Lesser of the lease term or their estimated useful lives
Computers and office equipment	3 - 5 years
Software	Lesser of 5 years or the contracted term of use
Vehicles	4 years

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

(h)
Impairment of long-lived assets

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. There was no impairment charge recognized for the years ended December 31, 2009, 2010 and 2011.

(i)
Acquired intangible asset

  Upfront licensing fees

        Upfront licensing fees paid to third party licensors are capitalized when paid and amortized on a straight-line basis over the shorter of the estimated economic life of the relevant online game or license period. As of December 31, 2011, the acquired intangible asset included $ 1.2 million upfront licensing fee paid to a third party game company, for which the license period had not yet commenced.

  Domain Name

        Company purchased a domain name from a third party in 2009 for $ 141,735. The domain name is considered to have an indefinite useful life, as there is no legal or contractual limit to its terms of usage. The intangible asset is carried at cost less any accumulated impairment losses.

        The Group tests the intangible asset for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount of the intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. There was no impairment charge recognized for the years ended December 31, 2009, 2010 and 2011.

(j)
Film and television cost

        Film and television costs include capitalizable production costs, production overhead, development costs and acquired production costs for the production of animated films and television which have been completed or are still in production. The costs are stated at the lower of cost, less accumulated amortization, or fair value. Marketing, distribution, and general and administrative costs are expensed as incurred.

        Film production costs are capitalized and then amortized to expense when the films are completed and on release, together with any participation and residual costs, based on the ratio of the current period's revenues to estimated remaining total revenues ("Ultimate Revenues") from all sources on an individual production basis. Ultimate Revenues for film productions include revenues that will be earned within ten years from the date of the initial theatrical release. These estimates are reviewed on a periodic basis.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

        Costs of film productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The amount by which the unamortized costs of film and television productions exceed their carrying values is written off.

        In September 2010 and November 2011, Shanghai Taomee entered into several collaborative arrangements with third party film studios to jointly finance the production and distribution of three animation films. No entity was established to produce and distribute these films. Shanghai Taomee contributes the intellectual property in its cartoon figures and co-produces the films with the third parties, and these third parties are responsible for distribution of the films. Shanghai Taomee and these third parties co-own the copyright and share the profits or losses of the films. The third parties enter into contracts with film distributors and customers and are the primary obligors of those contractual relationships and the principal for the revenues to be generated from the films.

        The substance of the arrangements are a purchase of an economic interest in a film from the third parties coupled with a sale of the intellectual property license of Shanghai Taomee's cartoon figures. During production, the Group records the amount paid to the third parties as its capitalized film costs up to the Group's proportionate share of the actual cumulative film production costs that have been incurred by the third parties, as the Group assumes full risk for that portion of the film asset acquired in this transaction. The Group shares the same estimates of ultimate revenue and ultimate participation costs as the other participants. When the film is released, the Group recognizes its share of the net profit due from the other participants as film revenue and amortizes the capitalized film costs as cost of film revenue on the consolidated combined statement of operations based on the ratio of the current period revenues to the estimated ultimate revenues and an estimated profit margin from the film. The Group records the prepayments and capitalized film costs under these arrangements in other assets on its consolidated balance sheet. Refer to Note 14(b) for a description of related contractual commitments.

        The Group recorded amortization of capitalized film and television costs of nil and 556,899 for the years ended December 31, 2010 and 2011, respectively.

(k)
Revenue recognition

Online Business

  Online game operation revenues

        The Group earns revenue through developing and operating proprietary online virtual worlds. The Group provides such services to children via an online entertainment platform pursuant to two types of revenue models: a time-based revenue model and an item-based revenue model.

        For online services using the time-based model, users pay a subscription fee for calendar days of unlimited play on the online platform. The Group recognizes revenue generated from subscription fees based on the number of calendar days on which the users are provided the services.

        For the item-based model, revenue is recognized over the estimated lives of the in-game virtual premium items purchased or as the virtual premium items are consumed. For the virtual premium items that are immediately consumed, revenue is recognized upon consumption. For virtual premium

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

items with no predetermined expiration ("permanent items"), revenue is recognized ratably over the estimated average lives of the permanent items, which range from one year to one and a half years. The amount of the unamortized permanent items and unconsumed items are recognized as deferred revenue. The Group recognized $1,038,201, $12,992,892 and $21,203,727 gross revenue from virtual premium items accounted for under the item-based model for the years ended December 31, 2009, 2010 and 2011, respectively. The Group estimates the average lives of the permanent items based on an assessment of its historical data and user behavior patterns, including the average period that users typically stay on the platform, the age group of the target users, and the number of active paying users in the virtual worlds, and the promotional events launched, with reference to industry research data. The Group assesses the estimated lives of premium items periodically. If there are indications of any significant changes to the estimated lives of these premium items, the revised estimates would be applied prospectively in the period of change. Prior to June 30, 2010, the Group did not have sufficient historical data from its virtual worlds to estimate the useful life of the permanent items, and used the industry research data and peer company information in developing the estimate of the average life of permanent items, which was determined to be one year for all its virtual worlds. Effective on July 1, 2010, the Group changed the accounting estimate of the useful life of the permanent items in Mole's World from one year to 18 months based on an analysis of the life of the virtual world and user behavior patterns using historical user data since the launch of Mole's World in September 2008, and applied such change prospectively. The effect of the change in accounting estimate on the results of operations for the year ended December 31, 2010 was immaterial. In 2011, the Group did not make any changes to the useful life of any of its virtual worlds. The Group will continue to monitor the user behavior patterns of each of its virtual worlds and will utilize such information to update the estimates of the useful lives of permanent items.

        Revenues are recorded net of sales discounts and rebates paid to distributors. The cost of providing free virtual items as a result of promotional activities was immaterial for each of the three years presented.

        Users pay subscription fees and purchase virtual items using the Group's virtual currency, which can be purchased via various distribution channels, such as the prepaid cards sold by the Group, third party prepaid cards, online payment channels, and via Short Message Services ("SMS") through cellular telecom operators. Under both the time-based and the item-based revenue models, proceeds that the Group receives directly from end users for sales of online points are recorded as deferred revenues, while proceeds received from sales of online points to parties in the distribution channel and from sales of prepaid cards are initially recorded as advances from customers. As the Group does not have control over and generally does not know the ultimate selling price of the prepaid cards or online points sold by the distributors, the Group records net proceeds from the distributors as advances from customers. Upon activation of prepaid cards or purchase of online points, advances from customers are immediately transferred to deferred revenues.

        Prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. Proceeds from expired prepaid cards that have never been activated are recognized as other operating income upon expiration of the cards. The Group had recognized nil,

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

$41,801 and $546,360 in other operating income in connection with expired prepaid cards for the years ended December 31, 2009, 2010 and 2011, respectively.

Offline Business

  Licensing and royalty fee revenue

        Revenues from the Group's offline business include licensing income and royalty fees for licensing the Group's proprietary cartoon figures to merchandisers and book publishers, and revenue from selling books and merchandise which bear those figures. Most of the revenues generated under merchandise licensing income and royalty fees are recognized at the end of each month and calculated at the contractual royalty rate times the sales of the licensed merchandise product for the month. The sales of the licensed product are derived from the monthly sales reports provided by the licensee.

        In certain of the merchandise licensing arrangements, the Group receives a guaranteed base fee and additional royalty fees that are contingent on sales volume. Proceeds from nonrefundable advances and minimum guaranteed royalties in excess of royalties earned are generally recognized as revenues at the end of the contract term. In a small number of its merchandise licensing arrangements, the Group receives a fixed royalty fee from the licensee over the contract period. The Group recognizes this type of royalty revenue ratably over the contract period.

  Film and animation revenue

        The Group recognizes revenue from the distribution of its films when the film is exhibited in theaters, provided that no significant obligations remain, amounts can be accurately estimated, and collection is reasonably assured. Revenue from the distribution of the animations or film on television and websites is recognized on a straight-line basis over the licensing broadcasting period.

  Merchandise sales revenue

        Revenues from selling books and merchandise are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured.

Sales tax

        The Group is subject to sales tax at a rate of 5% and related surcharges on revenue earned from online services and offline business conducted in the PRC. The Group presents revenue net of sales taxes incurred.

(l)
Advance from customers and deferred revenue

        For online services, online points that have been sold but not activated yet are recognized as advance from customers. Online points that have been activated but for which online entertainment services will be rendered in the future are recognized as deferred revenue. Under the time-based model, deferred revenue is recognized as revenue based on the calendar days on which the online

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

services are provided to the end users. Under the item-based model, deferred revenue represents the amounts of unamortized permanent items and unconsumed items. For offline services, advance from customers represents the unamortized balance of advance royalty fees paid by licensees.

(m)
Cost of services

        Cost of revenues consists of salaries and benefits, bandwidth leasing fees, depreciation and amortization of computer equipment and software, production cost for prepaid cards, cost for books and merchandise, intangible asset amortization, film and TV animation production costs and other overhead expenses directly attributable to the services provided and other direct costs.

(n)
Product development costs

        Product development costs consist primarily of payroll and other overhead expenses related to the research and development activities.

        The Group expenses software development costs incurred prior to reaching technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After a virtual world is released, the capitalized product development costs are amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been immaterial and, as a result, all software development costs have been expensed as incurred.

(o)
Sales and marketing expenses

        Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group's sales and marketing personnel. Advertising expenses in the amount of $763,271, $942,826 and $3,295,128 for the years ended December 31, 2009, 2010 and 2011, respectively, were expensed as incurred.

(p)
Government subsidies

        The Group receives unrestricted cash subsidies of nil, $236,449 and $1,187,059 for the years ended December 31, 2009, 2010 and 2011, respectively, from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to business tax and income tax paid by the Group and qualification as high technology projects. These subsidies were an incentive to the Group to establish business within a particular geographic area in China and do not represent tax refunds or reimbursements of expenditures. The subsidies are unrestricted as to use and can be utilized by the Company in any manner it deems appropriate. The Company has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted government subsidies as other operating income in the consolidated combined statements of operations.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

(q)
Share-based compensation

        Share-based payment transactions with employees, such as share options and non-vested restricted shares are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of a forfeiture rate on a straight-line basis, over the requisite service period of the award, which is generally the vesting period of the award. The amount of compensation expenses recognized for any period is not less than the portion of the grant date fair value of the options vested during that period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

	Years ended December 31,
	2009	2010	2011
Includes share-based compensation related to:
Cost of services	$967	$14,777	$203,626
Product development expenses	10,125	80,923	814,185
Other selling and marketing expenses	171	69,137	63,387
General and administrative expenses	61,958	5,609	915,555

	$73,221	$170,446	$1,996,753

(r)
Operating leases

        Leases are accounted for as operating leases if substantially all of the risks and rewards of ownership of assets remain with the leasing company. Payments made under operating leases net of any incentives received are charged to the consolidated combined statements of operations on a straight-line basis over the lease periods.

(s)
Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated combined financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

        The Group recognizes the impact of uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. The Group classifies interest and/or penalties related to uncertain tax positions in income tax expense.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

(t)
Foreign currency translation

        The functional currency and reporting currency of Taomee Holdings Limited and Taomee Hong Kong are the United States dollar ("U.S. dollar"). Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into the U.S. dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into U.S. dollar at the applicable rates of exchange prevailing on the first day of the month in which the transactions occurred. Transaction gains and losses are recognized in the consolidated combined statements of operations.

        The financial records of the Group's PRC subsidiaries and VIEs are denominated in its local currency, the Renminbi ("RMB"), which is the functional currency. Assets and liabilities are translated into the U.S. dollar at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated into the U.S. dollar using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the consolidated combined statements of changes in equity and comprehensive income (loss).

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB 278,787,882 and RMB 619,714,353 as of December 31, 2010 and 2011, respectively.

(u)
Comprehensive income (loss)

        Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income (loss), and foreign currency translation adjustments. Comprehensive income (loss) is reported in the consolidated combined statements of changes in equity and comprehensive income (loss).

(v)
Concentration of credit risk

        Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, due from related party and accounts receivable. All of the Group's cash and cash equivalents are held with financial institutions that the Group believes to be high credit quality. The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

        Due to the limited availability of online payment systems in China, a substantial portion of the Group's sales are carried out via a distribution network composed of third-party distributors. The Group sells online services and premium items primarily through sales of prepaid cards to its customers

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

via Guangzhou New Fanlian Digital Technology Co., Ltd., a distributor before December 2009. Starting from December 2009, the Group sells its prepaid cards to its customers via various regional and provincial distributors, among which Guangzhou New Fanlian Digital Technology Co., Ltd. was the biggest distributor in 2010. In 2011, there is no concentration of third-party distributors, and none of the distributor composed more than 10% of the total sales to third-party distributors.

(w)
Fair value

        Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

          Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

          Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

          Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2011. The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable, due from related party, and due to related parties, are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(x)
Earnings per share

        The Group has determined that its Series A convertible redeemable preferred shares are participating securities as the preferred shares participate in the undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing earnings per share. Under this method, net income applicable to the holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of the two-class method or the if-converted method.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

(y)
Recently issued accounting pronouncements

        In May 2011, the Financial Accounting Standards Board (FASB) issued guidance on how to measure fair value and on what disclosures to provide about fair value measurements. The FASB also clarified existing fair value measurement and disclosure requirements, amended certain fair value principles, and expanded disclosure requirements for fair value measurements. These amended standards and the adoption of this disclosure-only guidance is effective for the Group's first fiscal quarter of 2012 and is not expected to have a material impact on the Group's consolidated financial statements.

        In June 2011, the FASB issued an accounting standards update to revise the manner in which entities present comprehensive income in their financial statements. This guidance amends existing presentation and disclosure requirements concerning comprehensive income, most significantly by requiring that comprehensive income be presented with net income in a continuous financial statement, or in a separate but consecutive financial statement. Furthermore, the accounting standards update prohibits an entity from presenting other comprehensive income and losses in a statement of equity. In December 2011, the FASB issued an accounting standards update to defer the requirement for an entity to present reclassifications between other comprehensive income or loss and net income or loss. This supersedes the requirement that was originally included in the June 2011 accounting standard update. This accounting standards update (as modified) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and will result in changes to the presentation of comprehensive net income in our consolidated financial statements, but will have no effect on the calculation of net income, comprehensive net income or earnings per share.

        In September 2011, the FASB issued amended accounting guidance related to goodwill impairment testing. The new guidance permits an entity to first assess qualitative factors before calculating the fair value of a reporting unit in the annual two-step quantitative goodwill impairment test required under current accounting standards. If it is determined that it is more likely than not that the fair value of a reporting unit is not less than its carrying value, further testing is not needed. The amended guidance is effective for the Group commencing in the first fiscal quarter of 2012 and is not expected to have a material impact on the Group's consolidated financial statements.

3. Property and equipment, net

        Property and equipment, net consisted of the following:

	December 31,
	2010	2011
Leasehold improvements	$1,433,525	$1,587,344
Computers and office equipment	2,277,367	2,927,631
Vehicle	137,098	144,100
Software	89,060	413,116
Construction in progress	34,765	—

	3,971,815	5,072,191
Less: accumulated depreciation and amortization	(846,207)	(2,666,615)

Property and equipment, net	$3,125,608	$2,405,576

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

3. Property and equipment, net (Continued)

        Depreciation and amortization expense for property and equipment was $165,026, $871,408 and $ 1,763,832 for the years ended December 31, 2009, 2010 and 2011, respectively.

4. Investment in equity method investees

  Elyn and Joychildren

        In December 2009, the Company obtained a 40% equity interest in Elyn Corporation ("Elyn"), a newly formed entity and its wholly owned subsidiary Taiwan Taomee Co., LTD ("Taiwan Taomee"), of which 20% was initially held through a related party, as consideration, in exchange for a three-year exclusive right to operate three virtual worlds on the Group's online entertainment platform in Taiwan and other areas in Asia. The fair value of the exclusive operating right contributed by the Company was $1,666,680. As the Company has the ability to exercise significant influence over Elyn, the Group accounts for this investment using the equity method of accounting.

        In February 2011, the Company entered into an agreement to sell 10.5% of its equity interest in Elyn that had been indirectly held by the related party. Of the 10.5% equity interest in Elyn, 9.14% was sold to Qiming Funds, which are existing shareholders of the Company and 1.36% was sold to a third party investor for $3,385,000, and $500,000, respectively in cash. A gain of $3,662,098 was recognized in share of profit in equity method investments in the consolidated combined statement of operations. In addition, the nominee shareholding agreement was terminated with the related party and the Company now holds all its 29.5% equity in Elyn directly, and continues to account for this investment using the equity method.

        On August 12, 2011, the Company's equity interest in Elyn was diluted from 29.5% to 28.8% as a result of Elyn's issuing shares to its employees.

        In November 2011, Taiwan Taomee went through a reorganization and contemporaneously issued new ordinary shares to existing shareholders and certain employees. As a result of such transactions, the Company's equity interest in Taiwan Taomee was changed from 28.8% interest held through Elyn to a 27.6% effective interest which is now held through (1) 29.50% in Elyn, which now holds 72.09% of Taiwan Taomee, and (2) 28.77% in Joy Children, a newly established shell company with no operations, which owns 21.86% of Taiwan Taomee after the reorganization. The change in equity interest reflected a dilution resulting from shares issued to Taiwan Taomee's employees, which were accounted for by Taiwan Taomee as stock compensation. In addition, the Company paid total consideration of $668,992 in cash for the newly issued shares of Taiwan Taomee through Joy Children, which was recorded as an increase in equity method investment.

        The Group's equity in profit in 2009, 2010 and 2011 was $48,952, $546,437, and $965,959 of Elyn and nil, nil and $7,757 of Joy Children, respectively, and was recognized as share of profit in equity method investment in the consolidated combined statements of operations.

  Ruigao

        In October 2010, pursuant to an equity investment agreement entered into with Shenzhen Decent Investment Limited (Note 16) and two individuals unrelated to the Group, Shenzhen Ruigao

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

4. Investment in equity method investees (Continued)

Information Technology Co., Ltd. ("Ruigao") was formed in the PRC for the purpose of developing console games. Shanghai Taomee obtained a 17.65% equity interest in Ruigao for total cash consideration of $986,370, which was paid in two installments, with the first payment being made in October 2010 and the remaining payment of $502,534 being paid in the first quarter of 2011. As Shanghai Taomee has the ability to exercise significant influence over Ruigao, the Group accounts for this investment using the equity method of accounting. The Group's equity in losses of Ruigao in 2010 and 2011 was $52,864 and $ 411,533, respectively.

        The Group assessed the equity method investments for other-than-temporary impairment by considering factors as well as all relevant and available information and did not record any impairment for the years ended December 31, 2009, 2010 and 2011.

5. Accrued expenses and other current liabilities

        Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2010	2011
Other taxes payable	$1,429,821	$299,939
Accrued employee payroll and welfare	2,162,902	2,376,916
Professional services	629,545	1,517,589
Other payables	726,316	1,486,262

	$4,984,584	$5,680,706

        Other taxes payable mainly consist of sales tax payable and individual income tax payable. The Group's PRC subsidiary and VIEs are subject to business tax at a rate of 5% on sales related to service rendered. The Group is also required to withhold PRC individual income tax on employees' payroll for remittance to the tax authorities.

6. Series A convertible redeemable preferred shares

        On May 6, 2009, the Group issued 125,000,000 shares of Series A convertible redeemable preferred shares, par value $0.00002, at $0.04 per share ("Preferred Shares") for aggregate cash proceeds of $4,948,718, net of direct and incremental equity issuance costs of $51,282 to new investors (the "Investors"). As the Preferred Shares were negotiated with independent third party investors, the cash proceeds received represented the fair value of the issued Preferred Shares. The accretion to the redemption value was calculated over the period from the issuance date to the earliest redemption date using the effective interest method and reflected as a reduction to net income to arrive at net income attributable to the ordinary shareholders in the accompanying consolidated combined statements of operations and amounted to $210,092, $468,580 and $200,601, respectively for the years ended December 31, 2009, 2010 and 2011. The Group accreted a deemed dividend for the Preferred Shares because it was probable that the Preferred Shares would become redeemable.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

6. Series A convertible redeemable preferred shares (Continued)

        Given the nature of certain key terms of the Preferred Shares as listed below, the Company has classified the Preferred Shares as mezzanine equity:

Conversion

        Each holder of Preferred Shares will have the right, at its sole discretion, to convert all or any portion of its Preferred Shares into ordinary shares at any time. The initial conversion price will be the purchase price of $0.0400 per share, resulting in an initial conversion ratio of 1-for-1.

        The Preferred Shares will be automatically converted into ordinary shares at the applicable conversion price upon the closing of a registered public offering of the Company's ordinary shares with gross proceeds to the Company of at least $50,000,000 at a pre-offering Company valuation of at least $200,000,000 or more (a "Qualified Public Offering").

        The conversion price and ratio will be subject to adjustment for share splits, share dividends, recapitalizations and similar transactions. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance. No adjustments to the conversion prices had occurred.

        As the automatic conversion was contingent upon the Qualified Public Offering, the conversion feature that is exercisable upon a contingent event occurring that is not within the control of the holder is a contingent Beneficial Conversation Feature ("BCF"), which is not required to be recognized at inception. All the Preferred Shares were converted into 125,000,000 ordinary shares upon the consummation of the Group's initial public offering ("IPO") in June 2011. There was no contingent BCF recognized upon conversion.

Redemption

        At any time on or after the fifth anniversary of the Preferred Shares issue date (the "Redemption Date"), at the option of the holders of a majority of the outstanding Preferred Shares, the Company shall redeem up to all the outstanding Preferred Shares held by such holder at a redemption price per Preferred Share equal to 150% of the original issue price, plus all declared but unpaid dividends up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

        After the Company receives the redemption notice, the ordinary shareholders may offer to purchase the Preferred Shares at the same price and terms to those of the redemption by the Company. If the Company fails to redeem the Preferred Shares in whole or in part on the Redemption Date, the ordinary shareholders shall pledge to the holders of the Preferred Shares requesting redemption that number of ordinary shares equal to the remaining shares of the unredeemed Preferred Shares at the then-effective conversion rate (the "Pledged Shares"). If within 12 months of the Redemption Date, neither the Company or the ordinary shareholders has paid to the holders of the Preferred Shares the redemption price, the Pledged Shares shall transfer to the holders of the Preferred Shares requesting redemption on a pro rata basis based on the number of unredeemed Preferred Shares.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

6. Series A convertible redeemable preferred shares (Continued)

Dividends

        No dividend, whether in cash, in property or in shares of the Company, shall be paid on any other classes of shares of the Company, unless and until a dividend in like amount is paid in full on each Preferred Share. If dividends are to be paid on ordinary shares, the matching dividends to be paid to the holders of the Preferred Shares shall be calculated on an as-converted basis.

Liquidation preference

        In the event of voluntary or involuntary liquidation, the holders of the Preferred Shares shall be entitled to receive in preference to the holders of the ordinary shares a per share amount equal to the Total Investment Amount (the total amount that the Investors have invested or will invest) and any declared but unpaid dividends. After such payment has been paid to holders of the Preferred Shares, any remaining assets or proceeds of the Company shall be distributed to the holders of ordinary shares and the Preferred Shares pro rata on an as-converted basis.

        If the aggregate assets and funds are below the Threshold Amount (determined by dividing the three times of the Total Investment Amount by the then shareholding percentage of the Investors), the above liquidation preference shall apply, provided that, if the total amount of the liquidation preference of the Preferred Shares plus the amount obtained by the Investors through pro rata distribution shall be capped at 300% of the Total Investment Amount.

        If the aggregate assets and funds exceed the Threshold Amount, the aggregate assets and funds shall be distributed ratably among the ordinary shareholders and the holders of the Preferred Shares on an as-converted basis.

        The following events shall be treated as a liquidation unless waived in writing by the holders of Preferred Shares: (i) the acquisition of the Company or its affiliate by another entity by means of any transaction or series of related transactions (including reorganization, consolidation or merger) that results in the transfer of more than 50% of the outstanding voting power of the Company or its affiliate such that the shareholders of the Company or its affiliate do not retain a majority of the voting power in the surviving entity; (ii) a sale of all or substantial parts of the assets of the Company or its affiliate, excluding any reorganization for tax purposes or for purposes of reincorporating in a different jurisdiction.

Voting rights

        All common shares have one vote each. Each Preferred Share shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such manners.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

6. Series A convertible redeemable preferred shares (Continued)

        The reconciliation of the Series A Convertible Redeemable Preferred Shares is as follows:

	Years ended December 31,
	2009	2010	2011
Balance at January 1	$—	$5,158,810	$5,627,390
Issuance of Series A convertible redeemable preferred shares	4,948,718	—	—
Deemed dividend on Series A convertible redeemable preferred shares	210,092	468,580	200,601

Conversion to ordinary shares	—	—	(5,827,991)
Balance at December 31	$5,158,810	$5,627,390	$—

        Upon the completion of the Group's IPO on June 9, 2011, all preferred shares were converted into ordinary shares on a one-to-one basis. As of December 2011, there were no preferred shares issued and outstanding.

7. Ordinary Shares

        In September 2008, the Company was formed with 50 shares issued and outstanding at par value of $0.00002. In October 2008, the Company further issued 200 shares at par value to its shareholders. In April 2009, the Company issued 499,999,750 ordinary shares at par to the five shareholders of the Combined Entities with identical shareholdings in connection with the Reorganization. The share and per share data relating to the above ordinary share issuances to the five shareholders during the Reorganization (Note 1) are presented as if these non-substantive recapitalization transactions occurred at the beginning of the first period presented.

        In May 2009, the Company repurchased 5,000,000 ordinary shares from an employee shareholder for total cash proceeds of $160,000. The repurchased shares were cancelled by the Company immediately after such transfer. This repurchase resulted in a compensation charge of $61,560, which was the difference between the cash consideration paid and the aggregate fair value of the ordinary shares on the repurchase date at $0.02 per share.

        Determining the fair value of ordinary shares requires making complex and subjective judgments. The Company used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline companies' approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The equity value is then allocated using an option pricing model under three scenarios (liquidation, redemption, and IPO) among the different classes of shares of the Company to determine the fair value of ordinary shares and the Preferred Shares. The allocation model considers the Preferred Shares and the ordinary shares as call options on the Company's equity value, with exercise prices based on the liquidation preference or redemption amount of the Preferred Shares under different scenarios. The main inputs to this model include equity value of the Company, exercise price, expected volatility, expected time to expiration, expected dividend yield, and risk-free interest rate.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

7. Ordinary Shares (Continued)

        In conjunction with the Reorganization (Note 1) leading to Series A preferred share financing in May 2009, three of the five shareholders of the Company transferred to the Company a total of 45,000,000 ordinary shares for no consideration. Those shares were cancelled by the Company immediately after such transfer. Simultaneously, the Company authorized the reservation of up to 45,000,000 ordinary shares, for the purpose of setting up an employee stock option plan of the Company.

        In October 2009, four of the five shareholders of the Company sold a total of 24,800,000 ordinary shares to a new third party investor at $0.04 per share for an aggregate consideration of $1,000,000. This transaction was deemed a shareholder level transaction with no impact on the Group's consolidated combined financial statements.

        On February 14, 2011, the Company's shareholders approved and executed a 50-for-one share split of the Company's share capital. Each ordinary share and each Series A convertible redeemable preferred share of the Company is subdivided into 50 shares at a par value of $0.00002. The preferred shares remain convertible into ordinary shares at a 1:1 ratio. This share split has been retroactively reflected for all periods presented.

        On June 9, 2011, the Company completed an initial public offering of 154,254,480 ordinary shares on New York Stock Exchange and received proceeds of $64,555,500, net of underwriting discounts and commissions of $4,859,016. As of December 31, 2011, the Group had 42,853,800 ordinary shares which were legally issued according to its share incentive plans, but were not deemed issued or outstanding from accounting perspective.

8. Treasury Stock

        In November 2011, the Company's Board authorized a share repurchase program to repurchase up to US$10 million of the Company's American Depositary Shares ("ADSs") (each ADS represents twenty ordinary shares) from November 2011 to November 2012. As of December 31, 2011, the Company had repurchased an aggregate of 123,658 ADSs, representing 2,473,160 ordinary shares on the open market for total cash consideration of $562,502. The ordinary shares were subsequently cancelled in January 2012.

9. Dividends

        On November 15, 2010, the board of directors of the Company approved and declared a cash dividend of US$10,000,000 paid out of net distributable profits to the shareholders of the Company who were registered members of the Company as of October 31, 2010. In 2010 and 2011, the Company paid cash dividends of $1,050,000 and $ 8,950,000, respectively.

10. Share-based Compensation

        The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expense over the grant recipients' requisite service periods.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

10. Share-based Compensation (Continued)

        The following table presents the Company's share-based compensation expense by type of award:

	Years ended December 31,
	2009	2010	2011
Share options	$11,661	$170,446	$1,654,630
Non-vested restricted shares	—	—	342,123

Total share-based compensation	$11,661	$170,446	$1,996,753

        Prior to 2009, the Group did not grant share-based awards to employees, officers, directors or individual consultants and/or advisors who rendered services to the Group.

  2009 Share Incentive Plan

        On May 6, 2009, the Board of Directors of the Company approved the 2009 Share Incentive Plan, which authorized the issuance of options to purchase up to 45,000,000 ordinary shares to the Group's employees, directors, and consultants, as determined by the Board of Directors of the Company. The maximum contractual term of the awards under this plan shall be no more than ten years from the date of grant. For the years ended December 31, 2009 and 2010, 10,500,000, 35,175,000 options were granted to the employees of the Group at exercise prices at $0.04 and $0.07, respectively, and these awards vest over a four-year period, with 25% of the options to vest on the each of the anniversary after the grant date. As of December 31, 2011, options to purchase 40,091,300 ordinary shares were outstanding under the Company's 2009 Share Incentive Plan.

  2010 Share Incentive Plan

        On June 13, 2010, the Board of Directors of the Company further approved the 2010 Share Incentive Plan, which authorized the issuance of options to purchase up to 55,000,000 ordinary shares to employees, directors, and consultants of the Group, as determined by the Board of Directors of the Company. The maximum contractual term of the awards under this plan shall be no more than ten years from the date of grant.

        On January 4, 2011, the Company granted options to the employees of the Group and a third party consultant to purchase 16,665,000 and 2,500,000 of ordinary shares of the Company, respectively, at an exercise price of $0.36 per share under the Company's 2010 Share Incentive Plan. These options vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date. The 2,500,000 options were in provided exchange for consulting services which were to have been delivered over the next four years. In September 2011, the options granted to third party consultant were forfeited as the underlying service contract was terminated.

        On May 24, 2011, the Company granted options to the directors and certain employees to purchase a total of 20,175,000 ordinary shares of the Company at an exercise price of $0.45 per share under the Company's 2010 Share Incentive Plan. These options vest over either a four or three year period, each with a graded vesting schedule, all commencing on May 24, 2011.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

10. Share-based Compensation (Continued)

        On November 21, 2011, the Company granted options to an employee of the Group to purchase up to 150,000 ordinary shares at an exercise price of $0.26 per share under the Company's 2010 Share Incentive Plan. These options vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date.

        As of December 31, 2011, options to purchase 33,640,000 ordinary shares were outstanding under the Company's 2010 Share Incentive Plan.

  Share Options

        The weighted-average grant date fair value for options granted during the years ended December 31, 2009, 2010 and 2011 was $0.01, $0.03 and $0.22 per share, respectively. Nil, nil and 1,646,200 options were exercised during the years ended December 31, 2009, 2010 and 2011, respectively. Total intrinsic value of options exercised for the years ended December 31, 2011 was $266,516,.

        The grant date fair value of the options granted in 2009, 2010 and 2011 was estimated using the Black-Scholes-Merton option-pricing model. The risk-free interest rate for periods within the contractual life of the option is based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars. The expected life of options granted represents the period of time that the options are expected to be outstanding and is based on option terms related to vesting schedule and option expiration date. Expected volatilities are based on the volatility of comparable companies with the time period commensurate with the expected time period.

        The key assumptions used in the Black-Scholes-Merton option-pricing model were as follows:

	2009	2010	2011
Risk-free interest rate	3.48%	3.36%	1.11% - 2.61%
Expected term	6.25 years	6.25 years	6 - 6.25 years
Expected volatility rate	63.70%	51.00%	55% - 60.00%
Dividend yield	0%	0%	0%

        In determining the fair value of the Company's ordinary shares underlying the options granted in 2009, 2010 and 2011(before the completion of the Company's IPO), the Company used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline comparables method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The equity value is then allocated using the option pricing method under three scenarios, namely liquidation scenario, redemption scenario and IPO scenario (based on the terms of the preferred shares, share options and management's expectation on IPO event) to determine the fair value of ordinary shares. Under the option-pricing method, each class of stock is modeled as a call option with a distinct claim on the enterprise value of the Company. The main inputs to this model include equity value of the Company, exercise price, expected volatility, expected time to expiration, expected dividend yield, and risk free interest rate. With regard to the share options and restricted shares that were awarded on May 24, 2011, the Company used the

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

10. Share-based Compensation (Continued)

mid-point of the price range set forth in the preliminary prospectus of IPO as the estimated fair value of ordinary shares.

        A summary of the option activity for the year ended December 31, 2011 and the information regarding the options outstanding as of December 31, 2011 were as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contract terms	Aggregate intrinsic value
Options outstanding at January 1, 2011	43,670,000	$0.06
Granted	39,490,000	$0.41
Forfeited	(7,782,500)	$0.31
Exercised	(1,646,200)	$0.06

Options outstanding at December 31, 2011	73,731,300	$0.22	8.7 years	6,699,274

Options vested or expected to vest at December 31, 2011	70,044,735	$0.22	8.7 years	6,325,813

Options exercisable at December 31, 2011	11,192,550	$0.06	8.1 years	1,915,326

        As of December 31, 2011, there was $6,469,596 in total unrecognized compensation expense related to unvested options granted under the share incentive plans, which is expected to be recognized over a weighted-average period of 2.7 years.

  Non-vested Restricted Shares

        On May 24, 2011, the Company granted 4,500,000 non-vested restricted shares to its employees and officers for no consideration under the Company's 2010 Share Incentive Plan. These restricted shares will vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date. The fair value of non-vested restricted shares was computed based on the fair value of the Group's ordinary shares on the grant date.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

10. Share-based Compensation (Continued)

        A summary of the non-vested restricted shares activities for the year ended December 31, 2011 and the information regarding the restricted shares outstanding as of December 31, 2011 were as follows:

	Number of Non-vested Restricted Shares	Weighted average grant- date fair value
Non-vested as of January 1, 2011	—	—
Granted	4,500,000	0.5
Forfeited	—	—
Vested	—	—

Non-vested as of December 31, 2011	4,500,000	0.5

        As of December 31, 2011, there was $1,907,877 of total unrecognized compensation expense related to non-vested restricted shares granted under 2010 share incentive plan, which is expected to be recognized over a weighted-average period of 3.4 years.

11. Taxation

Cayman Islands

        The Group is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

        The Group's subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during each of the three years ended December 31, 2011. Therefore, no Hong Kong profit tax has been provided for in the years presented.

PRC

        Pursuant to PRC New Corporate Income Tax Law effective January 1, 2008, the Group's VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax ("EIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the EIT Law and the Income Tax Law of the People's Republic of China.

        In April 2009, Shanghai Taomee obtained a Software Enterprise Certification (the "Certification"), which was effective on January 1, 2009. An enterprise having such Certification is entitled to two years' exemption and three years' 50% reduction in corporate income tax (the "tax holiday"). Shanghai Taomee was subject to an income tax rate of 0% for both 2009 and 2010, and 12.5% from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010.

        In September 2010, Shanghai Shengran also obtained a Software Enterprise Certification and is entitled to enjoy full exemption from EIT for two years starting from its first profitable year, and

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

11. Taxation (Continued)

50% reduction in EIT rate in the three subsequent years. The relevant tax authorities informed Shanghai Shengran in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013.

        Shanghai Qidong and Shanghai Animation were subject to an income tax rate of 25%.

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident and beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. As of December 31, 2011, the Group plans to indefinitely reinvest undistributed profits earned from Shanghai Shengran in its operations in the PRC. Therefore, no withholding income tax for undistributed profits of Shanghai Shengran has been provided in 2011.

        Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. Due to legal restrictions, the equity shares of the VIEs cannot be transferred to Shanghai Shengran in the foreseeable future. As Shanghai Taomee has accumulated losses, no deferred tax liability has been provided as of December 31, 2011

        The Group made its assessment of the level of authority for each of its uncertain tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. This assessment did not have any impact on the Group's total liabilities or equity. At December 31, 2009, 2010 and 2011, the amounts of gross unrecognized tax benefits were zero. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB 100,000 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group's PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2007 (year of incorporation) through 2011 on transfer pricing and other tax matters.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

11. Taxation (Continued)

        Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	Years ended December 31,
	2009	2010	2011
PRC statutory tax rate	25.0%	25.0%	25.0%
Tax effect of other expenses that are not deductible in determining taxable profit	0.5%	(0.1)%	0.1%
Effect of different tax rate of group entity operating in other jurisdictions	0.5%	(0.4)%	2.8%
Effect of tax holidays granted to PRC subsidiaries, deferred income tax impact	—	(14.0)%	(0.6)%
Effect of tax holidays granted to PRC subsidiaries, current income tax impact	(19)%	(21.4)%	(14.3)%
Effect of additional research and development of new technology, products, and processes ("R&D") deduction	(7.6)%	(3.1)%	(0.8)%
Effect of Valuation Allowance	—	—	0.9%
Withholding tax on undistributed earnings	18.8%	0.9%	(2.9)%

Effective tax rate	18.2%	(13.1)%	10.2%

        Tax that would otherwise have been payable without tax holidays amounted to $784,791, $4,090,167 and $2,463,963 in 2009, 2010 and 2011, respectively, representing a decrease in basic earnings per share of $0.00, $0.01 and $0.00 and a decrease in diluted earnings per share of $0.00, $0.01 and $0.00 in 2009, 2010 and 2011, respectively. Expenditures incurred for R&D qualify for deductions at 150% of the actual R&D expenditures for the current period.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

11. Taxation (Continued)

        The principal components of the Group's deferred income tax assets and liabilities as of December 31, 2010 and 2011 were as follows:

	December 31,
	2010	2011
Deferred tax assets:
Deferred revenue and advance from customers	$2,433,425	$2,893,519
Other	366,440	491,354

Gross deferred tax assets:	$2,799,865	$3,384,873
Valuation allowances	—	(137,469)
Net deferred tax assets	$2,799,865	$3,247,404

Deferred tax liabilities:
Withholding tax on Shanghai Shengran	$481,302	$—
Other	29,737	10,910

Net deferred tax liabilities	$511,039	$10,910

Deferred tax assets are analyzed as:
Current	$2,799,865	$3,247,404
Non-Current	—	—

	$2,799,865	$3,247,404

Deferred tax liabilities are analyzed as:
Current	$511,039	$10,910
Non-Current	—	—

	$511,039	$10,910

        The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is more-likely-than-not that Shanghai Shengran and Shanghai Taomee will realize all the benefits of these deductible differences as of December 31, 2010 and 2011. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

        Based on the current profit, projected future profitability, and other available evidence, the Group believes it is more-likely-than-not that Shanghai Animation will not realize the deferred tax assets resulted from the tax loss carried forward in the future periods. Thus, a full valuation allowances are provided for the deferred tax assets of Shanghai Animation.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

12. Employment benefits and profit appropriation

        The full-time employees of the Company's subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated combined statements of operations for such employee benefits amounted to $148,784, $744,512 and $1,809,423 for the years ended December 31, 2009, 2010 and 2011 respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

13. Restricted net assets

        Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to $2,007,571 as of December 31, 2011. In addition, due to restrictions on the distribution of registered capital from the Company's PRC subsidiaries, the PRC subsidiaries' registered capital of $4,004,684 as of December 31, 2011, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2011, approximately $6,012,255, were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

14. Commitments and contingencies

(a)
Operating lease commitments

        The Group has entered into operating lease arrangements relating to the use of certain office premises and internet data centers. Rental expenses under operating leases for 2009, 2010 and 2011 were $293,964, $1,003,291 and $1,986,464, respectively.

        As of December 31, 2011, total future minimum lease payments under non-cancelable operating leases agreements were $1,854,019, and all due within one year.

(b)
Contractual commitment

        In December 2011, Shanghai Shengran purchased the use rights of certain franchise properties from a third party licensor and Shanghai Shengran shall pay $1.1 million in 2012.

        In December 2011, Shanghai Taomee entered into an investment agreement of RMB 900,000 (equivalent to $142,837) in Guangzhou Chuangyou Information Technology Co., Ltd. ("Chuangyou") to

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

14. Commitments and contingencies (Continued)

acquire 6% of its equity interest and a contingent call option to acquire more equity interest in the future for RMB 3,500,000 (equivalent to $555,476) in 2012. Prior to this event, Chuangyou was a related party of the Company as one of Chuangyou's investors is the Company's director and principle shareholder.

        In 2011, Shanghai Taomee entered into several agreements with third parties to jointly invest in the production and distribution of several animation films with the Group's cartoon figures. As of December 31, 2011, Shanghai Taomee shall pay RMB 5,860,000 (equivalent to $930,026) in 2012.

        In 2011, Shanghai Taomee entered into several agreements with a third party to outsource the production of several animations with the Group's cartoon figures. As of December 31, 2011, Shanghai Taomee shall pay RMB3,538,500 (equivalent to $561,587) in 2012.

(c)
Contingencies

        The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. Currently, the Group doesn't have significant pending legal or administrative proceeding to which the Group is a party and the Group believe it will not have a material effect on the Company's cash flows, operating results, or financial condition.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

15. Earnings per share

        The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2009, 2010 and 2011:

	For the years ended December 31,
	2009	2010	2011
Basic earnings per share:
Net income	$1,317,853	$21,574,076	$19,493,171
Less:
Deemed dividend on Series A convertible redeemable preferred shares	(210,092)	(468,580)	(200,601)
Amounts allocated to preferred shares for participating rights to dividends	(165,750)	(4,588,151)	(1,589,047)

Net income attributable to ordinary shareholders—basic and diluted	$942,011	$16,517,345	$17,703,523

Weighted average ordinary shares outstanding—basic	467,123,300	450,000,000	606,648,098

Basic earnings per share	$0.00	$0.04	$0.03

Diluted earnings per share:
Net income attributable to ordinary shareholders-basic and diluted	$942,011	$16,517,345	$17,703,523

Weighted average ordinary shares outstanding—basic	467,123,300	450,000,000	606,648,098
Stock options	—	8,482,370	33,729,077

Weighted average ordinary shares outstanding-diluted	467,123,300	458,482,370	640,377,175

Diluted earnings per share	$0.00	$0.04	$0.03

        For the years ended December 31, 2009, 2010 and 2011, the Group had securities which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such securities consisted of the following:

	For the years ended December 31,
	2009	2010	2011
Series A convertible redeemable preferred shares	125,000,000	125,000,000	—
Options	10,250,000	35,175,000	33,640,000
Non-vested restricted shares	—	—	4,500,000

Total	135,250,000	160,175,000	38,140,000

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

16. Related party transactions

        The following parties/ entities are considered to be related parties of the Group:

Related Party	Nature of the Relationship
WANG Haibing	Co-founder and CEO
WEI Zhen	Co-founder and CTO
CHENG Yunpeng	Co-founder and COO
ZENG Liqing	Director and principal shareholder
WANG Bin	Principal shareholder before May 2009
Shenzhen Decent Investment Limited ("Decent Investment")	Controlled by ZENG Liqing
Shenzhen ParaEngine Corporation ("PE")	Significantly influenced by ZENG Liqing who is a director of the controlling entity
Significantly influenced by ZENG Liqing who is a director
Shenzhen 7th Road Technology Co., Ltd. ("7th Road") Shenzhen Ruigao Information Technology Co., Ltd. ("Ruigao")	Equity method investee of the Group
Taiwan Taomee Co., Ltd. ("Taiwan Taomee")	Equity method investee of the Group
Qiming Funds	Principal shareholder

        In November 2008, ZENG Liqing provided a $499,729 interest-free loan to Shanghai Taomee. Shanghai Taomee paid off the loan in April and May 2009.

        In March 2009, the five shareholders paid their pro rata share of a RMB2,500,000 to increase (equivalent to $366,129) in the registered capital of Shanghai Taomee. In June 2009, as part of the Reorganization (Note 1), the five shareholders signed a loan agreement with Shanghai Shengran to obtain interest-free loans in a total amount of $366,129 for their respective contributions to the capital of Shanghai Taomee. Shanghai Shengran did not make any loans to the five shareholders as of December 31, 2009, resulting in amounts due to the shareholders of $366,129. Shanghai Shengran subsequently paid the loans in full to the five shareholders in December 2010.

        In June 2009, Shanghai Taomee entered into an agreement with PE for developing and operating a 3-D online virtual world for children. For the years ended December 31, 2009, 2010 and 2011, Shanghai Taomee has paid $14,638, $31,208 and $173,281 royalties to PE, respectively. As of December 31, 2011, the Group had an amount due to PE of $13,115.

        In September 2010, Shanghai Taomee entered into an operating agreement with 7th Road for the license to Shanghai Taomee of certain operating rights of an online game developed and owned by 7th Road. For the year ended December 31, 2010, Shanghai Taomee paid $71,071 royalties to 7th Road pursuant to this agreement. As of December 31, 2010, the Group had an amount due to 7th Road of $36,750. As of December 31, 2011, 7th Road is no longer a related party to the Company.

        As of December 31, 2009, there was $56,114 outstanding balance due from the five shareholders. The amount was settled in December 2010.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

16. Related party transactions (Continued)

        In June 2011, Shanghai Shengran entered into an agreement with Taiwan Taomee for the license to Taiwan Taomee of certain operating rights of an online game developed and owned by Shanghai Shengran. Shanghai Shengran also entered into an agreement with Taiwan Taomee for the license of certain offline products which are derived from the online game images. For the year ended December 31, 2011, revenues generated from Taiwan Taomee were $245,015 for online licensing and $240,160 for offline licensing. As of December 31, 2011, the Group had an amount due from Taiwan Taomee of $202,267.

        In November, 2011, the Company entered into a share transfer agreement with Qiming Funds at consideration of $52,989, this amount is included in amount due to related parties as of December 31, 2011. Refer to Note 4 for a detailed description of the share transfer.

17. Segment and geographic information

        The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of operations data by two segments, online business and offline business, when making decisions about allocating resources and assessing performance of the Group. In identifying its reportable segments, the Group also considers the nature of services provided by its operating segments.

        The Group's chief operating decision maker evaluates segment performance based on revenues, cost of revenues and gross profit. Accordingly, all expenses are considered corporate level activities and are not allocated to segments. Therefore, it is not feasible to show profit or loss by reportable segments. Also, the Group's chief operating decision maker does not assign assets to these segments and no asset information by segment is provided to the chief operating decision maker.

        The Group has two reportable segments: online business and offline business. The online business segment is responsible for developing and operating online virtual worlds and operating certain licensed online services. The offline business segment is responsible for licensing the Group's proprietary cartoon figures to merchandisers and book publishers as well as producing films and animation series featuring the Group's cartoon figures.

Year ended December 31, 2009	Online Business	Offline Business	Total
Revenue	$7,491,593	$208,447	$7,700,040
Less: sales tax and related taxes	615,029	19,194	634,223

Net revenue	6,876,564	189,253	7,065,817
Less: cost of services	1,912,507	90,025	2,002,532

Gross profit	$4,964,057	$99,228	$5,063,285

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (Continued)

(In US dollars, except share data, unless otherwise stated)

17. Segment and geographic information (Continued)

Year ended December 31, 2010	Online Business	Offline Business	Total
Revenue	$36,496,631	$2,412,539	$38,909,170
Less: sales tax and related taxes	2,813,782	122,494	2,936,276

Net revenue	33,682,849	2,290,045	35,972,894
Less: cost of services	5,165,602	685,583	5,851,185

Gross profit	$28,517,247	$1,604,462	$30,121,709

Year ended December 31, 2011	Online Business	Offline Business	Total
Revenue	$43,115,126	$5,296,444	$48,411,570
Less: sales tax and related taxes	2,784,348	230,181	3,014,529

Net revenue	40,330,778	5,066,263	45,397,041
Less: cost of services	6,035,323	1,652,235	7,687,558

Gross profit	$34,295,455	$3,414,028	$37,709,483

        The Group generates substantially all of its revenues from customers in the PRC. Substantially all of the Group's long-lived assets are located in the PRC.

18. Subsequent events

        On February 28, 2012, the Board of Directors approved a resolution to covert the share options that were granted by the Company on January 4th and May 24th 2011 into restricted shares at the ratio of 3:1, with all vesting conditions remaining unchanged. The Company entered into amended share option agreements with eligible share option grantees on March 29, 2012. This event will be accounted for as a modification with incremental compensation cost, if any, being recognized over the remaining vesting period of the awards. The company is currently in the process of valuation.

        In the first quarter of 2012, The Company completed an investment in Chuangyou to acquire 6% of its equity interest and a call option to further subscribe 13.16% newly issued equity interest in the future at RMB 3,500,000 (equivalent to $ 555,476). Prior to this event, Chuangyou was a related party of the Company as one of Chuangyou's investors is the Company's director and principle shareholder. Chuangyou is principally engaged in the design and development of online games in China. As Shanghai Taomee has the ability to exercise significant influence over Chuangyou, the Group accounts for this investment using the equity method of accounting.