Form 20-F
period 2012-12-31
Taomee Holdings Ltd
filed 2013-04-17
CIK 1507051

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from t o .
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
E-mail: paulkeung@taomee.com
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

           766,282,380 ordinary shares of par value US$0.00002 per share, as of December 31, 2012.

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

        This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. For amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, all translation of financial data from Renminbi into U.S. dollars has been made at RMB6.2301 to US$1.00, the noon buying rate in effect on December 31, 2012 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment." On April 12, 2013, the noon buying rate was RMB6.1914 to US$1.00.

        This annual report on Form 20-F includes our audited consolidated statements of operations for the fiscal years ended December 31, 2010, 2011 and 2012, and consolidated balance sheet data as of December 31, 2011 and 2012.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

        The following selected consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our selected consolidated combined balance sheet data as of December 31, 2008 and selected consolidated combined statement of operations data for the year ended December 31, 2008 have been derived from our unaudited consolidated financial statements that are not included in this annual report. Our selected consolidated combined balance sheet data as of December 31, 2009 and 2010, and selected consolidated combined statements of operations data for the year ended December 31, 2009 have been derived from our audited consolidated combined financial statements that are not included in this annual report.

	For Years Ended December 31,
	2008	2009	2010	2011	2012
	(US$ in thousands, except share and per share data)
Consolidated and Combined Statements of Operations Data:
Net revenues:
Online business	125	6,877	33,683	40,331	32,169
Offline business	—	189	2,290	5,066	8,039

Total net revenues	125	7,066	35,973	45,397	40,208
Cost of services(1):
Online business	(115)	(1,913)	(5,166)	(6,035)	(6,950)
Offline business	—	(90)	(686)	(1,653)	(3,048)

Gross profit	10	5,063	30,122	37,709	30,210

Operating expenses:
Product development expenses(1)	(314)	(1,444)	(4,649)	(10,304)	(12,318)
Sales and marketing expenses(1)	(183)	(893)	(1,570)	(6,255)	(9,966)
General and administrative expenses(1)	(407)	(1,161)	(5,729)	(7,965)	(10,078)
Other operating income	—	—	278	1,734	5,512

Total operating expenses	(904)	(3,498)	(11,670)	(22,790)	(26,850)

Income from operations	(894)	1,565	18,452	14,919	3,360
Interest income, net	4	7	240	1,410	2,647
Other income (expenses), net	2	(10)	(115)	667	859

Income before income taxes and share of profit in equity method investments	(888)	1,562	18,577	16,996	6,866

Income tax (expense)/benefit:
Current	—	(22)	(7)	(2,539)	1,279
Deferred	—	(271)	2,511	812	(424)

Total income tax (expense)/benefit	—	(293)	2,504	(1,727)	855

Net income before share of profit in equity method investments	(888)	1,269	21,081	15,269	7,721
Share of profit in equity method investments	—	49	494	4,224	1,140

Net income	(888)	1,318	21,574	19,493	8,861
Net loss attributable to non-controlling interest	—	—	—	—	(1)

Net income attributable to Taomee Holdings Limited	(888)	1,318	21,574	19,493	8,862

Deemed dividend on Series A convertible redeemable preferred shares	—	(210)	(469)	(200)	—

Net income attributable to holders of ordinary shares	(888)	1,108	21,105	19,293	8,862

	For Years Ended December 31,
	2008	2009	2010	2011	2012
	(US$ in thousands, except share and per share data)
Earnings per share:
Basic	$(0.0018)	$0.0020	$0.0367	0.0292	0.01
Diluted	$(0.0018)	$0.0020	$0.0360	0.0278	0.01
Weighted average number of shares used in calculating earnings per share(2):
Basic	500,000,000	467,123,300	450,000,000	606,648,098	731,303,362
Diluted	500,000,000	467,123,300	458,482,370	640,377,175	753,533,499

(1)
Includes share-based compensation expenses as follows:

	For Years Ended December 31,
	2008	2009	2010	2011	2012
	(US$ in thousands)
Share-based compensation expenses:
Cost of services	—	1.0	14.8	203.6	255.3
Product development expenses	—	10.1	80.9	814.2	498.5
Sales and marketing expenses	—	0.2	69.1	63.4	69.0
General and administrative expenses	—	61.9	5.6	915.6	1,383.7

Total	—	73.2	170.4	1,996.8	2,206.5

(2)
Calculated based on the number of ordinary shares of our company after the recapitalization transaction in April 2009, which has been retrospectively reflected as if the recapitalization transaction occurred at the beginning of the first period presented.

	As of December 31,
	2008	2009	2010	2011	2012
	(US$ in thousands)
Consolidated and Combined Balance Sheets Data:
Cash and cash equivalents	348	10,835	43,087	120,679	118,571
Accounts receivable, net	135	800	438	1,423	2,371
Total current assets	642	12,338	47,684	127,066	126,967
Total assets	900	13,461	53,032	134,454	139,758
Total current liabilities	764	7,063	34,297	31,303	26,007
Advances from customers	47	3,497	8,684	10,223	8,142
Deferred revenue	46	1,904	10,783	12,913	12,062
Dividends payable	—	—	8,950	—	—
Mezzanine equity:
Series A convertible redeemable preferred shares	—	5,159	5,628	—	—
Ordinary shares	10	9	9	15	15
Treasury stock	—	—	—	(563)	(747)
Additional paid-in capital	993	988	1,158	70,782	72,437
(Accumulated deficit) retained earnings	(955)	153	11,258	30,551	39,413
Noncontrolling interests	—	—	—	—	78
Total equity	136	1,239	13,107	103,151	113,751
Total liabilities, mezzanine equity and equity	900	13,461	53,032	134,454	139,758

Exchange Rate Information

        Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, exchange rates of RMB into U.S. dollars are based on the noon buying rate in The

City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB6.2301 to US$1.00, the exchange rate set forth as of December 31, 2012. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 12, 2013, the exchange rate was RMB6.1914 to US$1.00.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6017	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2012
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 12, 2013)	6.1914	6.1991	6.2078	6.1914

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

  •
  attract and retain qualified personnel.

        We incurred net losses of US$887,591 for the year ended 2008. We cannot assure you that we will not incur net losses in the future. We have experienced significant revenue growth in a relatively short period of time. Our net revenues increased from US$0.1 million in 2008 to US$7.1 million in 2009 and US$36.0 million in 2010, and amounted to US$45.4 million in 2011 and US$40.2 million in 2012. We may not be able to sustain our historical levels of revenue growth of 2008 to 2011 in future periods due to a number of factors, including, among others, economic factors out of our control, competition in the children's entertainment industry in China, in which market share can be quickly acquired or lost, the greater difficulty of growing at sustained rates from a larger net revenue base, and adjustment to our strategic decision in response to changing circumstances that emphasize long-term influence over short-term growth. Our net revenues decreased from US$45.4 million in 2011 to US$40.2 million in 2012 primarily due to increased competition and the implementation of our strategy to focus less on short-term revenue growth and instead invest in long-term brand enhancement and platform expansion to attract new users and increase user stickiness in the online business segment. We also expect that our total operating expenses will increase as we further grow our business. We incur substantial costs and expenses to develop, market and operate a virtual world and may not collect revenues in connection with the virtual world for some time after its commercial launch or at all. We may not succeed in our expansion in the offline business. Any failure or delay in generating revenues could result in material operating losses and harm our financial condition. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

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

        Our virtual worlds, Seer, Gong Fu Pai and Mole's World, contributed to the majority of our revenues in 2012. We anticipate that these and other existing virtual worlds of ours will continue to account for a substantial portion of our revenues in the near term. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

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

        We entered into revenue sharing agreements with third-party game developers, and primarily collect payments from game players in connection with the sale of in-game currencies and remit certain agreed-upon percentages of the proceeds to the game developers and record revenue net of remittances. Purchases of in-game currency are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will be discontinued when the monthly revenue generated by a game is insignificant. We always use our best efforts to help the game players eliminate their loss before a game is discontinued, therefore we have never been required to pay cash refunds to game players or game developers as a result of discontinuation of a game, or for any other reason. However, we cannot guarantee that we will not be required to pay such cash refunds in the future, which may have adverse effect on our revenues.

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

        We believe that there are a number of competing developers and operators in China providing online and offline entertainment to children. Given the relatively low capital requirements and entry barriers, we expect more companies to enter the children's entertainment industry in China. For example, our competitors could introduce a wide range of virtual worlds targeting children to the China market in a relatively short period of time. We believe our principal competitor in online children's entertainment in China is Tencent Holdings Limited, or Tencent, the developer of Roco Kingdom. Our other competitors include BaitianInfo Co., Ltd., the developer of Aobi Island. Potential competitors also include major Internet portal operators, other domestic and foreign virtual world developers and operators, media companies focused on children's entertainment and alliances between our existing and new competitors. Some of our competitors, especially major foreign and China-based publicly listed media and virtual world operators, have significantly greater financial and marketing resources and name recognition than we have. We also face competition on the mobile front with respect to mobile applications, as there is an increasing number of Internet companies in China tapping into the mobile market with applications and services targeting children. We also face these and other competitors in our offline business. Our competitors may adopt loss-leading pricing or other tactics or business models, and if these prove to be more attractive to children on a temporary or permanent basis, our users may switch to our competitors' services and products at our expense. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or maintain our user base and number of active paying accounts when competitors launch promotional campaigns targeting our user base, which could have a material adverse effect on our revenues and profitability.

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

        As of December 31, 2012, we received approval for 211 and seven trademark registrations in China and Taiwan, respectively, and are in the process of applying for registration of an additional 187 trademarks in China. In addition, we have obtained 48 copyright registrations for software we developed, two of which were jointly developed and owned by us and other parties, three copyright registrations for Mole's World and Seer animation series and 356 copyright registrations for artworks owned by us. We also registered 30 domain names, including www.61.com, our primary operation website. While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. In addition, we cannot assure you that any of the above trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

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

        Although we no longer rely on any single distributor as we did before 2010, we do rely on a number of provincial and regional distributors to sell our prepaid cards. Online payment systems in China are still in a relatively early stage of development and are not as widely acceptable to users in China as compared to the United States. Also, compared to adult online users, children have fewer means to make payment through online payment channels. As a result, although we make our prepaid cards available for purchase online using an online payment system, our business is dependent on the performance of our regional distributors. In 2010, 2011 and 2012, 87.1%, 80.3% and 73.9%, respectively, of our net sales proceeds collected were from the sales of prepaid cards to our distributors, respectively. Our largest distributor accounted for 25.9%, 10.3% and 9.8% of our net sales proceeds generated from prepaid card sales in 2010, 2011 and 2012, respectively. Although we typically enter into semi-annual contracts with and provide performance based incentives to our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors' game cards. Maintaining relationships with a significant number of distributors may be difficult and time-consuming. If we fail to maintain good relationships with, or to effectively manage, our distributors, if these new distributors may not strictly adhere to our agreements with them or provide targeted distribution in locations frequented by target users, or if the distributors promote our competitors' service and products at our expense, our results of operations could suffer as a result.

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

If we fail to successfully execute our growth strategies, including our current expansion into film and merchandise sales, our future results of operations and growth prospects may be materially and adversely affected.

        As part of our growth strategy, we have expanded from the online business to the offline business, such as film and merchandise sales. Expansion into these or other new businesses or adoption of other new business models present operating and marketing challenges that are different from those that we currently encounter. We face competition from existing players within these markets who may have more experience and resources. We may need to satisfy different regulatory requirements and obtain additional licenses or permits from relevant regulatory authorities. If we cannot successfully address these new challenges and compete effectively in these markets or under these business models, we may not be able to operate these offline businesses, attract a sufficiently large number of audience or customers, or recover costs incurred for developing and marketing these products or services, and our future results of operations and growth strategies could be materially and adversely affected as a result. Pursuing these and other growth strategies in our offline business may also require us to expand our operations through internal development efforts and through partnerships, joint ventures, investments and acquisitions. If we are unable to successfully implement our growth strategies, our revenue and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful.

        Our strategy includes plans to grow both organically and through acquisitions, joint ventures or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

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

        Our growth to date has placed, and our anticipated further expansion will continue to place, a significant strain on our management, systems and resources. For example, during the period following the commercial launch of our first virtual world in September 2008 to December 31, 2012, the total number of our employees increased from 52 to 640. We may increase our employee headcount even further by adding research and development personnel. To accommodate our growth pursuant to our strategies, we anticipate that we may need to implement and maintain a variety of new and upgraded operational and financial systems, procedures and controls, and to improve our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our users, our distributors and third-party product and service providers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

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

        We cannot assure you that our franchise characters, our plots, or other content posted on our websites or made available through our video site or our partners' site, has not infringed or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business within the relevant statute of limitation. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, be forced to pay fines and damages, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of our financial and management resources in defending against these third-party infringement claims, regardless of their merit. Successful infringement or other intellectual property rights claims against us may result in substantial monetary liabilities, which may disrupt our operations and materially adversely affect our business, results of operations and prospects.

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

        In 2010, 2011 and 2012, 12.9%, 19.7% and 26.1%, respectively, of our net sales proceeds collected were generated from sales of our virtual currency through third-party payment systems. In such transactions, secure transmission of confidential information, such as users' debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our official website, is essential for maintaining user confidence. We currently provide password protection for all of our users' accounts. In addition, we are developing new tools to better ensure the security of our users' accounts in the future. While we have not experienced any breach of our security to date, we still must prevent future breaches and current security measures may be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as a result of the expanded user base and the growing use of online payment systems. We also expect that associated online crime will likely increase accordingly. We must therefore be prepared to increase our security measures and efforts so that our users have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third-party payment operators, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to safeguard confidential user information, which could harm our reputation and our ability to attract users and may have a material adverse effect on our business.

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

        Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. All of the servers operating our virtual worlds, all of the servers handling log-in, billing and data back-up matters for us, and all of our backup servers are hosted by third-party service providers, and are maintained by our internal personnel. Major risks involved in such network infrastructure include any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures that may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

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

        In order to expand into overseas markets, we have licensed our virtual worlds to overseas third-party operators, including Mole's World, Seer, Seer II, Flower Fairy and Gong Fu Pai. As of the date of this annual report, our virtual worlds are licensed in countries and regions including Korea, Russia, Hong Kong, Taiwan and Macau. We may license our existing and new products in other countries and regions in the future. The offering of our products in the international markets could expose us to a number of risks, including:

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

        If we are unable to effectively manage such risks, they could impair our ability to expand our business internationally. We have ceased our cooperation with some of the third-party operators because the operation results did not meet our expectation.

Our business depends substantially on the continuing efforts of our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

        Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Benson Haibing Wang, our chief executive officer, Mr. Paul Keung, our chief financial officer, Mr. Crow Zhen Wei, our chief technology officer, Mr. Roc Yunpeng Cheng, our president and Mr. Frank Chenghua Zhu, our executive vice president. If one or more of our senior management or key personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain key personnel.

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

        As of December 31, 2012, our founders, Mr. Jason Liqing Zeng, Mr. Benson Haibing Wang, Mr. Crow Zhen Wei and Mr. Roc Yunpeng Cheng, who beneficially own our shares through a number of holding entities, and the Qiming Funds together hold 66.0% of our outstanding share capital. Accordingly, our founders and the Qiming Funds have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election and change of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, these principal shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders.

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

  •
  the period of time which we launch our films and recognize the films related revenue;

  •
  content development costs and licensing or royalty payments; and

  •
  the expansion of our distribution network and the related discounts and rebates.

        For example, as a result of the seasonality effect discussed above, our revenue from online business was higher in the first quarter of 2012 as compared to the second quarter of 2012 and we expect a similar decrease in revenue from online business in the second quarter of 2013 as compared to the first quarter of 2013.

        Additionally, because most of our operating expenses are expected to increase in absolute amount in the future as we continue to expand our business, our net income during any given quarter may be adversely affected by any decrease in revenue due to the seasonality effect.

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

        As a U.S. public company, we are subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are required to prepare a management report on our internal controls over financial reporting containing our management's assessment of the effectiveness of our internal controls over financial reporting. In addition, depending on our market capitalization, our independent registered public accounting firm may be required to attest to and report on our management's assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

        Our company was founded in October 2007, and our first virtual world was commercially launched in September 2008. Prior to the initial public offering, we had been a private company with a short operating history and limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated and combined financial statements for 2008, 2009, 2010 and 2011, we and our auditors, an independent registered public accounting firm, identified certain significant deficiencies and deficiencies in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB. In connection with our management's assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2012, we have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting.

        We will continue to implement measures to remedy any significant deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting in the future. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

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

        At the discretion of the government of the PRC in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting firms, Deloitte Touche Tohmatsu CPA Ltd. has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Ltd. for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Ltd. with effect from January 1, 2013. Our board of directors and audit committee have approved this change in entity of the external auditors.

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

        If we are found to be in violation of any existing or future PRC laws or regulations, including the MII Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Shanghai Shengran or Shanghai Taomee's business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue or restrict our transaction with our VIEs or PRC subsidiaries, limit our business expansion in China by contractual arrangements, or restrict or prohibit our use of proceeds to finance our business and operation China. If any of these actions results in our inability to direct the activities of VIEs that affect their economic performance, and/or our failure to receive the economic benefits from VIEs, we may not be able to consolidate the operating results of our VIEs into our consolidated financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company or our wholly owned subsidiaries.

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

        Although we have been advised by Allbright Law Offices, our PRC legal counsel, that each contract under these contractual arrangements is valid and legally binding, these contractual arrangements may not be as effective in providing us with control over Shanghai Taomee as direct ownership of this company. If Shanghai Taomee or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. See "—Risks Related to Our Corporate Structure—Our ability to enforce the Share Pledge Agreements between us and the shareholders of Shanghai Taomee may be subject to limitations based on PRC laws and regulations".

        These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our VIE, and our ability to conduct our business may be negatively affected and we may not be able to consolidate the financial results of our VIEs into our consolidated financial statements in accordance with U.S. GAAP. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us."

The shareholders of Shanghai Taomee may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        Shanghai Taomee is jointly owned by Mr. Jason Liqing Zeng, our chairman, Mr. Benson Haibing Wang, our co-founder, director and chief executive officer, Mr. Crow Zhen Wei, our co-founder, director and chief technology officer, Mr. Roc Yunpeng Cheng, our co-founder, director and president, Mr. Bin Wang and Mr. Yuliang Feng. In addition, except for Mr. Bin Wang and Mr. Yuliang Feng, the above other individuals are also directors or executive officers of Shanghai Taomee. The PRC Company Law provides that a director or member of management owes a fiduciary duty to the company he directs or manages. The abovementioned individuals, except for Mr. Bin Wang and Mr. Yuliang Feng, must therefore act in good faith and in the best interests of Shanghai Taomee and must not use their respective positions for personal gain. These laws do not require them to consider our best interests when making decisions as a director or member of management of Shanghai Taomee.

        Conflicts of interests between these individuals' role as shareholders or directors of Shanghai Taomee and their duties to our company may arise. We cannot assure you that when conflicts of interest arise, these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause Shanghai Taomee to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Shanghai Taomee, and receive economic benefits from it. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company and a conflict could result in these individuals as officers of our company violating fiduciary duties to us. We believe these individuals will not act contrary to any of the contractual arrangements, and the option agreements entered into by each of these individuals with our company entitled us to remove the shareholders as beneficial shareholders of the VIEs should any of them act in a way that is detrimental to our company. We rely on these individuals as our directors and executive officers to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of our company.

However, if we cannot resolve any conflicts of interest or disputes between us and any of the shareholders of Shanghai Taomee, we would have to rely on legal proceedings, which could result in disruption to our business, and there would be uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the Share Pledge Agreements between us and the shareholders of Shanghai Taomee may be subject to limitations based on PRC laws and regulations.

        Pursuant to the Share Pledge Agreements with the shareholders of Shanghai Taomee, such shareholders agreed to pledge their equity interests in Shanghai Taomee to secure their performance under the relevant contractual arrangements. The equity pledges of Shanghai Taomee under these Share Pledge Agreements have been registered with the local branch of State Administration for Industry and Commerce pursuant to the new PRC Property Rights Law. According to the PRC Property Rights Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Rights Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Shanghai Taomee or its respective shareholders fail to perform their obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of Shanghai Taomee in an auction or private sale and remit the proceeds to our wholly owned subsidiary in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Shanghai Taomee. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Shanghai Shengran, our PRC wholly owned subsidiary and a party to the Option Agreements, to replace or designate another PRC person or entity to replace the existing shareholders of Shanghai Taomee pursuant to the direct transfer option we have under the Option Agreement.

        In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the Share Pledge Agreements, the amount of registered equity interests in Shanghai Taomee pledged to us was stated as RMB10,000,000, which represents 100% of the registered capital of Shanghai Taomee. The Share Pledge Agreements with the shareholders of Shanghai Taomee provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the contractual arrangements. In case of a breach of the contractual arrangement, Shanghai Shengran, as the pledgee, can require the shareholders of Shanghai Taomee to sell the pledged equity interest in a private sale or auction in order to realize Shanghai Shengran's right to the pledged equity interest in Shanghai Taomee. However, if the proceeds obtained by the shareholders of Shanghai Taomee from the foregoing realization process are insufficient to cover the full amount payable to Shanghai Shengran, the uncovered part will be determined as unsecured debt and will rank pari passu with other unsecured debt of the shareholders of Shanghai Taomee. We do not have agreements that pledge the assets of Shanghai Taomee for the benefit of us.

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

Uncertainties in PRC government policies and regulations regarding virtual worlds and online games and children's Internet use in China may adversely affect our business.

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

        On June 3, 2010, the Ministry of Culture, or the MOC, adopted the Provisional Administration Measures of Online Games, or the Online Games Administration Measures, which became effective as of August 1, 2010. The MOC also issued a notice regarding the implementation of the Online Games Administration Measures. We are required to establish the identity verification systems within three months of the effectiveness of the Online Games Administration Measures for online games and virtual worlds which started operation after August 1, 2010, and within six months for those which started operation prior to August 1, 2010. Failing to do so may subject us to an order from relevant authorities to rectify and a fine up to RMB20,000 (approximately US$3,210).

        However, since the users of our virtual worlds are principally minors, the implementation of an identity verification system has practical difficulties, mainly because most minors do not have PRC identity cards. We understand that the purpose of identity verification system required under the abovementioned circular issued in 2007 is to facilitate addiction prevention, hence, we have implemented addiction prevention programs for all users of our virtual worlds. We have established the identity verification system in all of our virtual worlds (including the three virtual worlds launched after August 1, 2010) and are currently using it as one of the ways for registration. We plan to use the identity verification system as the only option for registration once required by relevant authorities.

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

        We are required to obtain applicable permits or approvals from different regulatory authorities in order to operate our virtual worlds. An Internet content provider, or ICP, such as Shanghai Taomee, must obtain an ICP license in order to engage in any commercial ICP operations in China. Online game operators must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP in order to distribute games through the Internet. We hold the Internet culture operation license issued by the Ministry of Culture and the Internet publishing license issued by GAPP. Prior to obtaining the Internet publishing license from GAPP, we worked with third party publishers to publish Mole's World, Seer, Flower Fairy, Magic Haqi and Gong Fu Pai. We have obtained 12 approvals from the GAPP in total, covering the Internet publications of all the virtual worlds which are developed by us and have been commercially launched, including the above-mentioned five franchises of Mole's World, Seer, Magic Haqi, Flower Fairy and Gong Fu Pai. If we cannot obtain the GAPP approval for our virtual worlds to be launched in future or fail to maintain any of our permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

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

The laws and regulations governing virtual worlds and online games in China are developing and are subject to future changes. If we, as the developer of our mobile games, are required to obtain applicable permits and licenses before their release online, or if we are required to obtain approval for the release of our e-books on mobile platforms, it may materially and adversely affect our business results and future growth.

        According to the Regulation on Three Provisions, the term of online games refers to all the online game works provided to the public through the Internet (including wired Internet and wireless network) for online user interaction or download, which includes but is not limited to MMORPG, webgames, casual games, PC game downloading, games with net connection function, online counter strike game platforms and online mobile games. In addition, the distribution of online games to the public through the Internet for online user interaction or download is deemed as publication of such online games and is subject to the approval of the GAPP before such online games are distributed online.

        To further build our franchises and animated characters, we expanded into mobile platforms and have developed diversified mobile games and applications. Since the release of our first mobile game, Mole's World iOS version in October 2011, we have further expanded our mobile game portfolio to include Mole Kart and Seer based on our Mole's World and Seer franchise. All of our mobile games can be downloaded onto iPhones and iPads through Apple's App Store, and some games can also be downloaded onto Android based mobile devices. Some games such as Mole's World are free to download and have an in-application purchase system for virtual items, while other games such as Seer charge a fee to download and also have an in-application purchase system for virtual items. Currently, there is no official or public interpretation on the distinction between the terms of online games and mobile games, and we understand that the term of online mobile games are covered by the definition of "online games" under the Regulation on Three Provisions, and we have obtained the approvals from the GAPP covering all of our online games, including Mole's World and Seer. However, it still remains uncertain whether we need to obtain approvals for our online mobile games before we distribute such mobile games online. Furthermore, even under the assumption that our mobile games are subject to separate approvals before they are released online, it is still unclear whether we, as the developer of our games, or the third-party operators who manage and operate the platform where our mobile games are offered to the public for download, are required to apply for the approval from GAPP before such online mobile games are distributed online.

        We have also released over ten e-books in the middle of 2012 which featured the Mole's World franchise, and Seer animation application on Apple's iOS platform. According to the Opinions of GAPP on the Development of E-Books Industry, which was promulgated by GAPP on October 9, 2010 and took effective on the same day, enterprises engaging in e-book industries are subject to approvals and administration from relevant governmental authorities. In addition, enterprises engaging in the creation, editing and publication of e-books or in the operation of platform where the e-book resources are delivered to users are deemed as e-book publishers and are subject to approvals for the publication of e-books. Since there is no official or public interpretation on the definition of e-book publication, we are not certain whether our release of e-books on mobile platforms will be deemed as publication and therefore be subject to the approval of GAPP.

        If relevant governmental authorities retroactively determine that we should obtain separate approvals for our online mobile games before we distribute them online, or that we should apply for approval for the release of our e-books on mobile platforms, we may be subject to penalties or an order to withdraw our mobile games and/or e-books from the Internet, which may adversely affect our business results and prospects for future growth.

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

        On July 19, 2004, SARFT promulgated the Administration Rules on the Production and Operation of Broadcasting Television Programs, pursuant to which an entity that plans to produce and operate television and broadcast programs in China is required to obtain the License for Producing and Operating Television and Broadcast Programs. On July 11, 2006, SARFT issued Provisional Regulations on Filing and Publicity of Domestic Television Animations, stipulating that registrations for domestic television animations must be filed with, and be publicly displayed by, SARFT prior to their production. On February 14, 2008, SARFT promulgated the Notice of the State Administration of Radio, Film and Television on Strengthening the Administration of the Broadcasting of Domestic Animation Series and on May 14, 2010, SARFT further promulgated Regulations on Content of Television Series, which stated that for each domestic television animation completed, the animation production entity is required to obtain the Domestic Animation Publication License prior to the broadcast of such domestic television animation to the public.

        We cooperate with third parties with the requisite qualifications and licenses in the production and distribution of the animation series and film based on our Mole's World franchise and the film based on our Seer franchise. Shanghai Taomee Animation Co., Ltd. has obtained (i) the license for the production and broadcasting of radio and television program, and the license for the broadcasting of Seer I, Seer II and Mole's World III animation series, and (ii) one-time film production license for the third film based on our Seer franchise. If we fail to renew the Broadcasting and Television Program Production License obtained by us or if we or the third parties we worked with cannot obtain the license from SARFT for any of our future animation television series or films, the business of animation and film production will be adversely affected. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

The laws and regulations governing broadcasting audio/video programs through the Internet in China are developing and are subject to future changes. If we or the third-parties we work with fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

        On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Rules. The Audio/Video Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in the above business.

        On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, which came into effect as of January 31, 2008. Document 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service provider must obtain a license from the SARFT. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT's website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued.

        In January 2012, in cooperation with a number of China's leading online video websites who have obtained the audio/video program transmission licenses, we launched v.61.com, a website that offers animation series based on our franchises, such as Seer and Mole's World, as well as other content from these websites. In November 2012, we jointly developed with Turner Broadcasting System Asia Pacific (the parent company of Cartoon Network) ben10.61.com, a dedicated Chinese online zone for Ben 10 fans featuring videos, online games, wallpaper downloads, e-comics and character profiles. If the governmental authorities determine that our website v.61.com falls within Document 56, we may not be able to obtain the audio/video program transmission license as required, and we may become subject to penalties, fines or an order to suspend our website v.61.com.

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

        Shanghai Taomee, as a "software enterprise," enjoys a full exemption from enterprise income tax, or EIT, in 2009 and 2010 and a 50% reduction in the EIT rate from 2011 to 2013. The reduced applicable EIT rate of Shanghai Taomee would be 12.5% from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010. Shanghai Shengran, as a "software enterprise," enjoys a full exemption from EIT, in 2010 and 2011 and a 50% reduction in the EIT rate from 2012 to 2014. Shanghai Shengran's tax holiday period was approved by relevant tax authorities in May 2012, and would apply retroactively to 2010 and 2011. If Shanghai Taomee and

Shanghai Shengran fail to maintain their respective qualification as a "software enterprise," the effective EIT rate will increase, which could adversely affect our results of operations.

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

Further roll-out of the PRC government's plan to replace business tax with value-added tax, or VAT, may subject us to higher tax rate, which could adversely affect our results of operations.

        Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers providing taxable services falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to replace Business Tax. From January 1, 2012, VAT has replaced business tax in the transport and shipping industry and some of the modern service industries in Shanghai. In July 2012, the Ministry of Finance and the State Administration of Taxation promulgated the Circular concerning Implementing the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax for Transport and Shipping Industry and Certain Modern Service Industries in Eight Provinces and Municipalities (including Beijing), which expanded the pilot regions to other eight provinces and municipalities including Beijing, Tianjin, and Shenzhen. Under the pilot plan, a VAT rate of 6% applies to certain modern service industries. Most of our consolidated affiliated entities are located in these pilot regions, and the revenues recognized from part of our businesses operated by Shanghai Shengran and Shanghai Taomee are subject to VAT at a rate of 6%, while other part of our business are still subject to PRC business tax at a statutory tax rate of 5%. If this plan is extended to apply to other part of our business, we may be subject to VAT rate which is higher than the business tax rate, which would adversely affect our results of operations.

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

        Substantially all of our cash inflows and outflows are denominated in Renminbi. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations such as payment of dividends declared in respect of our ordinary shares. Under China's existing foreign exchange regulations, our PRC subsidiary is able to make payments of current accounts, such as dividends to its offshore holding companies, in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC authorities will not take further measures in the future to restrict access to foreign currencies for current account transactions. We may also have different views with the PRC authorities with respect to certain foreign exchange transactions. These and other uncertainties with respect to currency exchange controls may have a material adverse impact on our operations and financial condition.

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

        On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended by the Ministry of Commerce on June 22, 2009. The regulations require offshore special purpose vehicles that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the above regulations remain unclear, and the initial public offering which we completed in June, 2011 may require approval from the CSRC, and if it does, it is uncertain how long it will take us to obtain the approval. If CSRC approval is required for the initial public offering, our failure in obtaining or delay in obtaining the CSRC approval for the initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

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

        Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. Any adverse public health developments in China could require the temporary closure of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations.

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

        China adopted a labor contract law effective on January 1, 2008, which was amended by the Standing Committee of the National People's Congress on December 28, 2012, and its implementation rules effective on September 18, 2008, respectively. The labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment upon permitted termination of the employment by an employer and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed term employment contract. Due to the limited period of effectiveness of the labor contract law and its implementation rules and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules and we may be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

We may be adversely affected by the future outcome of the administrative proceedings brought by the SEC against the five major accounting firms in China.

        Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the "big four" accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms' failure to produce documents, including audit workpapers, is response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position to lawfully produce documents directly to the SEC due to restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is difficult to determine their outcome or the resulting consequences to us. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news regarding the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may be volatile.

        The market price for our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on June 10, 2011, trading price of our ADSs have ranged from US$3.15 to US$17.90 per ADS, and the last reported trading price on April 15, 2013 was US$4.50 per ADS.

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

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so due to any requirement of law or of any government or governmental body.

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

        Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, and by the Companies Law (2012 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

We believe we may be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

        Based on the market price of our ADSs and composition of our income and assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test may be determined, in part, by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for our taxable year ended December 31, 2012, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation") of our ADSs or ordinary shares with respect to any "excess distribution" received from us and any gain from a sale or other disposition of our ADSs or ordinary shares. See "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company."

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

        In December 2009, we obtained a minority interest in Elyn Corporation and its wholly owned subsidiary Taiwan Taomee, of which 20% equity interests was initially held through a related party, as consideration, in exchange for a three-year exclusive right to operate certain of our virtual worlds in Taiwan, Hong Kong and Macau. As we have the ability to exercise significant influence over Elyn Corporation, we account for this investment using the equity method of accounting.

        On February 25, 2011, we entered into an agreement to effectively sell a 10.5% equity interest in Elyn Corporation that had been indirectly held by the related party on our behalf. Of the 10.5% equity interest in Elyn Corporation, 9.14% was sold to Qiming Funds which are our existing shareholders and 1.36% was sold to a third party investor for US$3.4 million and US$0.5 million, respectively, in cash. A gain of US$3.7 million was recognized in share of profit in equity method investments in the consolidated statement of operations. In addition, the nominee shareholding agreement was terminated with the related party and we held all of our 29.5% equity in Elyn Corporation directly, and continued to account for this investment using the equity method.

        On August 12, 2011, our equity interest in Elyn Corporation was diluted from 29.5% to 28.8% as a result of Elyn Corporation's issuing shares to its employees.

        In November 2011, Taiwan Taomee went through a reorganization and contemporaneously issued new ordinary shares to existing shareholders and certain employees. As a result of such transactions, our equity interest in Taiwan Taomee was changed from 28.8% interest held through Elyn Corporation to a 27.6% effective interest which was held through (1) 29.50% in Elyn Corporation, which held 72.09% of Taiwan Taomee, and (2) 28.77% in Joy Children Technology Co., Ltd., or Joy Children, a shell company with no operations, which owned 21.86% of Taiwan Taomee after the reorganization. The change in equity interest reflected a dilution resulting from shares issued to Taiwan Taomee's employees, which were accounted for by Taiwan Taomee as stock compensation. In addition, we paid total consideration of US$668,992 in cash for the newly issued shares of Taiwan Taomee through Joy Children, which was recorded as an increase in equity method investment.

        In July 2012, our aggregated equity interest through Elyn and Joy Children in Taiwan Taomee was diluted from 27.6% to 27.1%, i.e. (1) 29.50% in Elyn, which holds 70.88% of Taiwan Taomee and (2) 28.77% in Joy Children, which holds 21.49% of Taiwan Taomee. The dilution was mainly due to the issue of new ordinary shares by Taiwan Taomee from capital surplus and appropriations of 2011 earnings to certain existing shareholders and employees.

        In October 2010, Shanghai Taomee invested a 17.65% equity interest in Shenzhen Ruigao Information Technology Co., Ltd., or Shenzhen Ruigao, a newly established Chinese company principally engaged in the research and development of hardware and platform for handheld game consoles in China. In May 2012, a third party investor obtained 7.5% equity interest in Shenzhen Ruigao through capital injection, and our equity interest in Shenzhen Ruigao was reduced to 15.61%. In July 2012, Shanghai Taomee transferred all its equity interest in Shenzhen Ruigao for US$1.0 million and recorded a gain of US$0.3 million, also see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel."

        In November 2010, Shanghai Taomee established its wholly-owned subsidiary, Shanghai Taomee Animation Co., Ltd., or Shanghai Animation, in China, which primarily engages in the business of animation design and development.

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

        On June 10, 2011, our ADSs began trading on the New York Stock Exchange under the ticker symbol "TAOM." We issued and sold a total of 7,187,500 ADSs, representing 143,750,000 ordinary shares, at an initial offering price of US$9.00 per ADS.

        On July 13, 2011, the underwriters of our initial public offering exercised their over-allotment option to purchase an additional 525,224 ADS from us at the initial public offering price of US$9.00 per ADS, less the underwriting discount. With this exercise, we issued and sold a total of 7,712,724 ADSs, representing 154,254,480 ordinary shares.

        On November 28, 2011, we announced a share repurchase plan to repurchase up to US$10 million worth of outstanding ADSs over a 12-month period. On September 28, 2012, we extended the share repurchase plan for another 12 months from November 23, 2012 to November 23, 2013. As of December 31, 2012, we had repurchased an aggregated of 585,552 ADSs, representing 11,711,040 ordinary shares on the open market for total cash consideration of US$2.3 million. All of the above repurchased ordinary shares were subsequently cancelled.

        In the first quarter of 2012, Shanghai Taomee entered into an investment agreement of US$0.1 million with Guangzhou Chuangyou Information Technology Co., Ltd., or Chuangyou, a

company principally engaged in the design and development of online games in China, to acquire 6.0% of Chuangyou's equity interest and a contingent call option to further subscribe 13.16% newly issued equity interest for US$0.6 million. In September 2012, Shanghai Taomee exercised the call option and completed the further acquisition in January 2013. As a result, we have acquired 19.16% equity interest in Chuangyou. Chuangyou is a related party of us, as one of Chuangyou's investors is our director and principle shareholder.

        In June 2012, we incorporated and obtained 95% of the equity interest in Guangdong Taomee, a PRC company which primarily focuses on the design and distribution of toys, trading cards as well as other products based on our franchises.

        In September 2012, we obtained a minor equity interest in Gamespedia Holdings Limited, a Cayman Island company which operates its mini game portal website through its wholly owned subsidiaries and VIEs in China, with total consideration of US$6.2 million.

        In December 2012, we entered into an investment agreement to acquire a minority equity interest in Voozclub Co., Ltd., or Voozclub, a Korea-based character and animation studio with an established presence in global brand licensing, online games, publishing and theme parks, for US$1.4 million in cash. In January 2013, we paid the whole consideration to Voozclub.

        In December 2012, we incorporated Shanghai Xinsheng Information Technology Co., Ltd., a PRC company wholly owned by Shanghai Shengran which focuses on software development.

        In March 2013, Shanghai Taomee entered into an agreement to set up a new online game development company with five third-party individuals, of which Shanghai Taomee will hold a 40% equity interest for a consideration of US$0.3 million.

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

B.    Business Overview

        We are one of the leading children's entertainment and media companies in China. We attribute our market leading position to our content development capabilities that leverage our innovative culture, experience in the children's entertainment market in China, and knowledge of virtual worlds and online entertainment to create enduring and iconic characters, images and story lines that attract a loyal following among children of the targeted age groups. Our success in developing branded entertainment experiences across online and mobile platforms has translated into growing demand for our franchises offline. We are committed to delivering exceptional entertainment to children and families and leveraging our cross-media platform and child-centric culture.

        We have a proven track record in creating branded franchises popular with children and their families through our cross-media platforms comprised of virtual worlds, print media, film, television, live events, online video streaming sites, mobile applications, and social networking sites. As a confirmation of our positive and significant influence on children, we were awarded in 2012 by China's Ministry of Culture the "National Culture Industries Demonstration Base," a specially designated business classification which the central government grants to Chinese cultural and media-related enterprises with leading influence in this filed.

        Established in 2007 in Shanghai as the first children's entertainment company in China, we launched our first online product Mole's World in September 2008, which became a leading popular brand among children and families. With encouraging participation and feedback from users, we successfully launched several online virtual worlds and other entertainment products in the following years, including our major franchises of Seer, Flower Fairy and Gongfupai. To further strengthen our leading market position, we established our publishing and licensing businesses in 2010, and expanded into merchandise licensing, film and cartoon animation. As of December 31, 2012, we had launched four films featuring Mole's World and Seer. To further promote our brand we have produced over 150 episodes of cartoon animation broadcasted over more than 100 TV channels throughout mainland China and Taiwan. In October 2011, we also expanded into mobile front by releasing the mobile version of Mole's World, which is our first mobile game. Since then, we have released additional mobile games and applications, and our accumulated mobile downloads on Apple iOS and Android platforms had increased to over 15.4 million as of December 31, 2012.

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

        We have achieved substantial growth since we launched our first virtual world, Mole's World, in September 2008. Our net revenues grew from US$7.1 million in 2009 to US$36.0 million in 2010, and amounted to US$45.4 million in 2011 and US$40.2 million in 2012. For 2010, 2011 and 2012, 93.6%, 88.8% and 80.0% of our net revenues, respectively, were generated primarily from subscription fees that allow users to access premium features and from sales of virtual items, and the remaining 6.4%, 11.2% and 20.0% of our net revenues, respectively, were generated primarily from royalties, license fees, film box office sharing, and sales of interactive toys from our offline business. Our gross profit grew from US$5.1 million in 2009 to US$30.1 million in 2010, and amounted to US$37.7 million in 2011 and US$30.2 million in 2012. Our net income grew from US$1.3 million in 2009 to US$21.6 million in 2010, and was US$19.5 million in 2011 and US$8.9 million in 2012.

Our Franchises

        We have created and developed branded entertainment franchises, including our major franchises of Mole's World, Seer, Flower Fairy and Gong Fu Pai. In addition, we have also obtained from Voozclub Co., Ltd., or Voozclub, a character development company incorporated in Korea, the exclusive license to operate the franchise of Canimals in Mainland China and additional three franchises for our future pipeline. Our brands and franchises have expanded into various online and offline platforms including the virtual worlds, video streaming site, mobile applications, social networking, and merchandising.

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

        Certain animated characters of our Mole's World franchise, including Princess Momo, Uncle Bodhi, and Professor Kevin, have become highly popular among children in China. We license these characters to publishers, makers of consumer products in areas such as clothing, toys and food and beverages. In 2011 and 2012, we further introduced the franchise to television and film. The movie Mole's World II received the "Monkey King Award" for best writing in 2012. During the China Animation Committee's Annual Meeting. Mole's World animation series was ranked the sixth most beloved domestic cartoon animation in 2012 by the China Animation Association.

Seer

        Introduced in September 2009, Seer is one of our most popular franchises. The Seer franchise primarily appeals to boys between six and 14 with a theme of space exploration and adventure. Virtual worlds and games in the Seer franchise offer a sci-fi adventure experience which fosters children's interest in science and environmental protection. For example, in the Seer virtual world, users travel through 34 different planets in search for new energy sources and often have to form teams with other users to defend against attacks launched by space pirates who seek to monopolize energy reserves in outer space.

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

        Certain animated characters of our Seer franchise, including Mechanic Xixi, Captain Roger and Elf Rey, have become highly popular among children in China and we license these characters to publishers, as well as makers of consumer products, such as clothing, toys and food and beverages. In 2011 and 2012, we launched a film and an animated television series based on this franchise.

        The Seer franchise has received several awards, including being ranked the second most beloved domestic cartoon animation in 2012 by the China Animation Association, the Golden Dragon Award for "Best Animated Feature Film" in 2011 for the Movie, Seer: The Search for the Sacred Phoenix and the "Most Influential Virtual Worlds" from Baidu in 2010 for the Seer virtual world. The term "Seer" was the top search term on Baidu, during the weekends from January to May 2010.

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

Other Franchises

Canimals

        In 2012, we have obtained from Voozclub the exclusive license to operate the franchise of Canimals in Mainland China. Voozclub, incorporated in Korea, is a character development and animation studio that produces merchandise concepts and style guides, digital applications and animation, and also licenses the content and characters to global partners. The characters produced by Voozclub differ from our own set of characters, therefore they further help strengthen and diversify our platform franchises. Canimals includes the alien animal characters of Ato, Nia, Fizzy, Mimi, Uly and Oz, and is a franchise appealing to tweener and teenagers, primarily girls between the ages nine to 12. We have also launched Canimals mobile applications and animations produced by Voozclub. Furthermore, our licensing relationship with Voozclub provides us with the right to operate additional three franchises developed by Voozclub for our future pipeline.

Our Business Segments

        We provide a diverse portfolio of services and products through two business segments: online business, and offline business.

Online Business

        The online business includes developing and operating online virtual worlds, other online entertainment services as well as mobile applications. Our online business achieved significant scale through the strength of our robust technology platform and targeted distribution network. Our reliable and flexible proprietary technology platform, coupled with our experienced research and development team, allows us to quickly expand our user base, enhance the online experience of our users and shorten development cycles. Our platform is supported by a national distribution network spanning 130,000 retail outlets that are primarily located near schools or other places frequented by target users in over 2,800 towns and cities across China as of December 31, 2012.

  Our virtual worlds

        Since our inception in 2007, we have successfully launched over ten virtual worlds featuring our core franchises including Mole's World, Seer series, Flower Fairy and Gong Fu Pai for children between the age of five and 15. In our virtual worlds, all of which are all accessible through our online community, www.61.com, children adopt avatars and participate in interactive games and activities set in fantasy landscape with evolving story lines. We have also licensed several third-party games hosted on our servers and have links on our website to third-party hosted games. We believe our virtual worlds have a market overseas as well, and we have licensed the content to partners throughout Asia and Europe. Our current international expansion strategy is to leverage our content and technology platform by establishing brand recognition and an active online community through virtual worlds, online games, and mobile applications. Depending on geography, market and other factors, we also intend to strengthen our brand presence and monetization of our franchises overseas through offline channels, including films, live events, and merchandise licensing.

        We believe all our virtual worlds provide a safe and educational entertainment experience for children. We have adopted a number of safety measures to protect our young users and reassure their parents by providing them with a certain level of family supervision through our uniquely designed monitoring system, Taomee MaMa, for example, is a website dedicated to parents and caregivers to assist in the finding, reviewing, sharing and monitoring of children's entertainment websites, applications and products targeting the parenting community. See "—Online security features." Our virtual worlds also encourage the development of positive morals and values in children by rewarding acts of diligence, social responsibility and teamwork. From time to time, we design virtual worlds that focus on fostering children's interest in science and the environment through interactive playing with our NPCs and other users.

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

        In addition to generating revenues through subscriptions, we also have an item-based revenue stream. Our virtual world currency, the Mibi, can purchase coveted items such as special edition clothing, accessories, and upgrades, which cannot be redeemed by virtual rewards from the in-community experience. For instance, with the Mibi, a user can upgrade his or her standard virtual home into a two-story home or a castle, and furnish the virtual homes with chandeliers, drum sets, televisions, aquariums and other unique and exclusive items.

  Our mobile games and applications

        To further build our franchises and animated characters, we expanded into mobile platforms and have launched a diversified product and applications portfolio offering over 20 mobile games and applications.

        Since the release of our first mobile game, Mole's World iOS version in October 2011, we have further expanded our mobile game portfolio to include Mole Kart and Seer.

        Our mobile applications include the mobile version of Taomee MaMa launched in March 2012, over 10 e-books released in 2012 which feature the Mole's World franchise, and Seer and Mole's World animation application on Apple's iOS platform. Many of these products have been ranked the "most downloaded" applications on several application platforms in mainland China, Hong Kong and Taiwan.

        All of our mobile games and applications can be downloaded onto iPhones and iPads through Apple's App Store, and some games can also be downloaded onto Android-based mobile devices. Some games such as Mole's World are free to download and have an in-application purchase system for virtual items, while other games such as Seer charge a fee to download and also have an in-application purchase system for virtual items. As of December 31, 2012, the number of downloads for the mobile applications operated by the Company has reached approximately 15.4 million on Apple iOS and Android platforms collectively.

        We remain focused on further developing and expanding our mobile game and applications offerings as we see more users interacting with our characters and franchises from mobile devices.

  Our other online service

        In January 2012, in cooperation with a number of China's leading online video websites that have obtained the audio/video program transmission licenses, we launched v.61.com, a website that offers animation series based on our franchises, such as Seer and Mole's World, as well as other content from these websites. By the end of 2012, we had over 4,200 cartoon animation series available online, including one of the most popular animations in China, Seer, which has exceeded 100 million total page views.

        In November 2012, we jointly developed with Turner Broadcasting System Asia Pacific (the parent company of Cartoon Network) ben10.61.com, a dedicated Chinese online zone for Ben 10 fans featuring videos, online games, wallpaper downloads, e-comics and character profiles.

  Our pipeline

        We plan to release approximately two to three virtual worlds every year, and to increase our product development capabilities into more interactive online entertainment and games in order to expand our audience and to satisfy our users as they mature and grow older. We also plan to release the Android version of mobile games, and will develop fully-connected mobile games for both IOS and Android platforms. In our offline business, we will continue to invest in films, animation series, and TV programming including the release of our third movie based on the Seer franchise in the summer of 2013.

  Development of digital entertainment products (including our virtual worlds and other online services)

        We believe that rapid development of high-quality digital entertainment, including virtual worlds, online and mobile services, and online community products as well as timely updates are critical to our long term success and to the development of popular entertainment franchises. Today, our product development teams are organized by studio. Each studio consists of programming, design, and graphic functions, and staffed with writers, virtual world architects, animation and graphical designers, and other creative talents. For example, to create our virtual worlds, they collaborate to produce virtual communities with thematic fantasy landscapes, iconic and enduring characters, vivid images, child-friendly language and intriguing story lines. As of December 31, 2012, we had 368 product development personnel and 118 online services personnel. We have in-house capabilities that allow us to develop digital entertainment products, including virtual worlds, online services, and mobile applications rapidly and in response to constantly changing market demands and trends. Our product development cycle from initial design concept to commercial launch has decreased to approximately nine months for our most recent virtual worlds.

        We have a systematic and organized development process for creating, developing and operating digital entertainment products. In summary, the process incorporates three stages: (i) pre-development stage; (ii) development stage; and (iii) operational stage. Our management has also developed similar processes for development of other online services, and we are actively developing our system for content creation for offline purposes.

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

        Scalable hardware infrastructure.    Our advanced server technology enables us to support over a million users interacting online simultaneously. Our physical servers on the infrastructure network are installed in five independent data centers in Shanghai, Beijing, Tianjin, Foshan and Suzhou. We are able to serve our growing user base through parallel server expansion. Through advanced platform architecture, we are able to lower our server and bandwidth unit cost.

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

        In addition, we aim to create a healthy online environment suitable for children playing our self-developed virtual worlds and games. There is daily server downtime between the hours of 00:00 and 06:00 in Mainland China to encourage children to form healthy Internet usage habits. For every 45 minutes of continued access, children receive a visual reminder and after two hours of continued access, users will experience a decrease in the rate of virtual reward accumulation. These measures encourage our users to develop moderate and sustainable usage habits.

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

  Pricing, payment and distribution

  Pricing

        We offer the basic functions of our virtual worlds to users for free, and we charge a RMB10 (US$1.6) 30-day subscription fee per virtual world for accessing premium features in each of our virtual worlds. Premium features significantly enhance user experience by providing users with more in-community credit and virtual items. Our virtual items include props, clothing, home decor and accessories. We have generally maintained stable pricing for subscriptions to premium features of our virtual world and in-community items since their launch.

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

  Distribution

        We sell our physical prepaid cards through a network of third-party distributors. We typically collect payment from our distributors upon delivery of our prepaid cards. We sell the prepaid cards to our distributors at a pre-negotiated discount on the face value of the cards. Our distribution agreements also contain pre-set sales targets and offer a volume rebate to distributors if they achieve certain pre-set sales targets. The rebate is provided to these distributors in the form of free prepaid cards. The pre-negotiated discount rate is generally more favorable to wholesale distributors with higher sales volume. Our distribution agreements generally have a term between half a year and one year, which can be renewed through the agreement of both parties. We require our distributors to distribute prepaid cards in designated geographical areas. We also require that each distributor work closely with our marketing team and support its activities. As of December 31, 2012, these distributors resell the cards to sub-distributors who, in turn, distribute the cards to over 130,000 retail outlets, such as newsstands and convenience stores, in over 2,800 towns and cities across China, many of which are strategically located near schools and other places frequented by target users.

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

Offline Business

        Our offline business focuses on merchandise licensing, publishing, as well as the development of media and entertainment products, such as films, and self-branded TV shows.

  Licensing and Royalties

        Due to the growing popularity of the Taomee brand and our many franchises, in 2009, we began licensing characters and images to third parties and have achieved significant growth since then. We believe there is significant demand to license our content, but we seek to selectively enter into licensing arrangements in order to ensure the quality and integrity of our brand and franchises when they are associated with third-party content, products and services. Therefore, we have only licensed our characters and images to companies which are leaders in their respective sectors, such as traditional print, film, television media, manufacturing and select retailers of consumer merchandise such as toys, apparel, beverages and electronic devices. While we currently leverage our franchises developed for virtual worlds for our offline franchising, our goal is to develop original content for our offline business as well. Our coverage in offline business aims not only to diversify our revenues but also to raise our brand profile and extend our corporate reach as a leading children's entertainment and media company in China.

        We develop and popularize children's books and magazines featuring our franchises and characters in conjunction with third-party publishers. We typically license our franchises to publishers and earn royalties from these licenses.

        We license our franchises to leading brands in China, such as "P&G" and "ZTE" and other consumer goods makers in categories such as apparel, toys, accessories, stationery, consumer electronics, and food and beverages. As of December 31, 2012, we licensed our franchises to companies operating in major consumer product categories including apparel, accessories, toys, stationery, consumer electronics, food, beverage, books, theme parks, live shows, and carnivals.

        Our license fees are usually based on a fixed percentage of the wholesale or retail selling price of the products with a guaranteed minimum payment for a given year. Terms of our license agreements are generally between one to two years.

  Film and Television

        We have invested in the development of animated film and television content in China due to the growing popularity of our franchise and characters. Our investments include the development of animation films based on our Mole's World franchise and Seer franchise. In addition, we have set up a dedicated team that focuses on content development for film, which work with experienced producers of films and televisions series.

        We have co-produced and invested in four featured films, based on our "Mole's World" and "Seer" franchises. Our two animated movies based on our franchises, Seer: The Search for the Sacred Phoenix and Legend of the Moles—The Frozen Horror, were released in theaters across China in July and August 2011 respectively, which collectively have been watched by over 2.1 million audiences in mainland China and Taiwan, according to the public information provided by EntGroup.cn. As a follow up to those successful movies, we launched two sequels nationwide; Seer II and Mole's World II, on June 28, 2012 and July 5, 2012, respectively. The two new movies have been collectively watched by more than 1.7 million audiences according to the public information provided by EntGroup.cn.

        To further promote our franchise and brand, we have also co-produced and invested in animation series of over 150 episodes combined based on our "Mole's World" and "Seer" franchises, which have been broadcasted on over 100 channels including China Central Television, major satellite channels, China's leading cartoon networks and our website v.61.com.

        On February 1, 2013, we launched a new self-branded children's television show called Taomee Dream School on major cartoon channels and TV stations across China. The television show, which also can be seen at http://dream.61.com/, serves as the designated television platform for premiering our original animation content.

  Interactive Toys design and Sales and Other

        We also procure and sell interactive toys featuring our franchise. In the second quarter of 2012, we established Guangdong Taomee Animation Technology Co., Ltd. or Guangdong Taomee, a company incorporated in Guangzhou, Guangdong, China which primarily focuses on the design and distribution of toys, trading cards as well as other products based on our franchises. Our products also offer unique promotional and interactive features that allow our customers to explore our online platform. As we continue to gain experience in our offline business, we are always seeking new offline business and marketing opportunities to expand our portfolio and to attract users to our online community.

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

Seasonality

        Our quarterly results of operations may be affected by seasonal trends caused by user behavior and demand for our online and offline offerings. We expect our net revenues from online business to be higher during winter and summer vacations when there are more active users and children have more online playtime during these non-school days, which usually falls in the first and third quarters of each calendar year. For instance, there are more non-school days in the first quarter and third quarter of 2012. Decreases in our net revenues from online business, if any, as a result of seasonality may be most visible from the third quarter to the fourth quarter of each year, as the fourth quarter has less than half of the non-school days compared to the third quarter, and from the first quarter to the second quarter as well, not only because the decrease in non-school days in the second quarter as compared to the first quarter, but also because children are generally given extra pocket money during Chinese New Year in the first quarter of each year. These seasonality trends generally manifest themselves more clearly with respect to more mature virtual worlds and less clearly during periods of high growth that accompany the introductory stages of a highly popular virtual world. For example, as a result of the seasonality effect discussed above, our revenues from online business was higher in the first quarter of 2012 as compared to the second quarter of 2012 and we expect a similar decrease in revenue from online business in the second quarter of 2013 as compared to the first quarter of 2013.

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

Competition

        As a leading children's entertainment and media company, we face competition from both online and offline players who seek to develop brands and franchises through the licensing or creation of content for children. Currently, our offline competitors are primarily companies that produce, license, or distribute entertainment content and merchandise to similar target groups in China. Meanwhile, the children's online entertainment industry in China is characterized by relatively low capital requirements and barriers to entry. There are a number of existing competitors in the children's online entertainment industry and we expect more entrants to offer a range of virtual worlds and digital contents targeting children in China in a relatively short period of time. We believe our principal competitor in online children's entertainment in China is Tencent Holdings Limited, or Tencent, the developer of Roco Kingdom. Our other competitors include BaitianInfo Co., Ltd., the developer of Aobi Island. Potential competitors also include major Internet portal operators, other domestic and foreign virtual world developers and operators, media companies focused on children's entertainment and alliances between our existing and new competitors. We also face competition on the mobile front with respect to mobile applications, as there is an increasing number of Internet companies in China tapping into the mobile market with applications and services targeting children. Some of our competitors, especially major foreign and China-based publicly listed media and virtual world operators, have significantly greater financial and marketing resources and name recognition than we have. Our competitors may adopt loss-leading pricing or other tactics or business models to attract our users. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to maintain our revenues and profitability as we operate in a competitive industry and compete against many companies."

        We believe we compete primarily on the basis of our innovative culture and proven content development capabilities, our understanding of children and the industry, our brand recognition, our advanced technology platform and our strong commitment to online safety.

Customer Services

        As of December 31, 2012, our dedicated customer service team had 77 employees, mostly serving our online users. From our inception, we have focused on catering to the needs of children and their parents and this focus is reflected in all major aspects of our service.

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

Marketing and Promotion

        We believe user referral is a significant and effective medium for promoting our franchises among children as they share their experiences with friends and schoolmates.

        We also leverage the large user base of our online community to engage in effective and targeted cross-selling of our online and offline products and services. We publicize the launch of new franchises through promotion campaigns in our existing virtual worlds, online services and mobile applications. We also embed promotional messages in our digital products for certain licensed products sold offline. We believe such cross-selling through our online community is one of the most effective means for promoting online and offline services to our users. We also place advertisements on search engines and popular casual game portals in China to reach new users. Our distributors, who cover over 130,000 retail outlets in over 2,800 towns and cities as of December 31, 2012, are obligated to promote our prepaid cards according to the terms of our distribution agreements with them.

        We believe the films and television series based on our franchises, such as the films and television series based on Mole's World and Seer that premiered in 2011 and 2012, are an important part our effort to build brand awareness and promote our franchises to a broader audience within a short time. We have co-produced and invested in over 150 episodes of animation series and four feature films, based on our "Mole's World" and "Seer" franchises. Our animated television series have been broadcasted on over 100 channels including China Central Television, major satellite channels, and China's leading cartoon networks. Two animated movies based on our franchises, Seer: The Search for the Sacred Phoenix and Legend of the Moles—The Frozen Horror, were released in theaters across China in July and August 2011 respectively, which collectively have been watched by over 2.1 million audiences in mainland China and Taiwan, according to the public information provided by EntGroup.cn. As a follow up to those successful movies, we launched two sequels nationwide; Seer II and Mole's World II, on June 28, 2012 and July 5, 2012, respectively. The two new movies have been collectively watched by more than 1.7 million audiences according to the public information provided by EntGroup.cn.

        For a number of our licensed products, such as trading cards and books, we bundle the products with labels and promotion materials containing redemption codes for virtual items to promote cross-selling of our online and our licensees' products.

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

        As of December 31, 2012, we received approval for 211 and seven trademark registrations in China and Taiwan respectively and are in the process of applying for registration of 187 trademarks in China. In addition, we have obtained 48 copyright registrations for software we developed, two of which were jointly developed and owned by us and other parties unrelated to us, three copyright registrations for Mole's World and Seer animation series and 356 copyright registrations for artworks which were produced by our employees and owned by us. We also registered 30 domain names, including www.61.com, our primary operation website, and www.taomee.com, our corporate information website.

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

Employees

        We had 70, 233, 484, 575 and 640 employees as of December 31, 2008, 2009, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2012:

Function	Number of Employees	Percentage of total
Online operations	118	18.4%
Offline operations	35	5.5%
Product development	368	57.5%
Sales and marketing	54	8.4%
General and administrative	65	10.2%

Total	640	100.0%

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

        Substantially all of our employees are based in the PRC. In accordance with PRC laws, we participate in employee benefit plans organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans. We are required under PRC laws to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. A labor union of our employees was established to represent employees with respect to labor disputes and other employee matters. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or disputes with the labor department of the PRC government since our inception.

Facilities

        We are headquartered in Shanghai and have leased an aggregate of approximately 8,890 square meters of offices in Shanghai from independent third parties and do not own any real property.

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

        According to the Proposal on the Institutional Reform and Functional Transformation of the State Council promulgated by the State Council on March 10, 2013, among the other things, GAPP and SARFT are integrated to form the State General Administration for Press, Publication, Radio, Film and Television. The foregoing proposal was approved by the National People's Congress according to the Decision of the First Session of the 12th National People's Congress on the Proposal on the Institutional Reform and Functional Transformation of the State Council promulgated by the National People's Congress on March 14, 2013.

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

        On July 11, 2008, the General Office of the State Council issued the Regulation on Main Functions, Internal Organization and Staffing of the PRC General Administration of Press and Publication, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretation, or the Interpretation on Three Provisions, collectively as the Regulation on Three Provisions and Interpretation thereof. The Regulation on Three Provisions and Interpretation thereof authorized the MOC with overall jurisdiction to regulate the online gaming industry, while granting GAPP the authority to grant approvals for the Internet publication of online games, by expressly stating that (1) administration over online games (other than pre-examination and approval before Internet publication of online games) is granted to the MOC; (2) subject to MOC's overall administration, GAPP is responsible for the pre-examination and approval for Internet publication of online games; and (3) once games are launched online, the online games will be only administrated and regulated by MOC. As of the date hereof, We have obtained 12 approvals from the GAPP in total, covering the Internet publications of all the virtual worlds which are developed by us and have been commercially launched, including the above-mentioned five franchises of Mole's World, Seer, Magic Haqi, Flower Fairy and Gong Fu Pai. We used to work with third party publishers for the publication of such franchises prior to our obtaining of the Internet publishing license.

        On September 28, 2009, the GAPP together with several other governmental authorities jointly published the Notice Regarding the Consistent Implementation of the "Regulation on Three Provisions" of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice. The GAPP Notice is issued for the purpose of consistent implementation of the Regulation on Three Provisions and Interpretation thereof. However, Article IV of the GAPP Notice prohibits foreign investors from controlling or participating in online game operating businesses directly or indirectly via wholly owned, equity joint venture or cooperative joint venture investments in China, or via contractual or technical support arrangements, or the Contractual Arrangements. As to the implementation of Article IV of the GAPP Notice, please see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties" and "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing virtual worlds and online games in China are developing and are subject to future changes. If we, as the developer of our mobile games, are required to obtain applicable permits and licenses, or if we are required to obtain approval for the release of our e-books on mobile platforms, it may materially and adversely affect our business results and future growth."

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

Regulations on Television and Film Industry

        We have expanded into film and television production through the co-production of, or investments in, two animation series and two feature films, based on our "Mole's World" and "Seer" franchises. On July 19, 2004, SARFT promulgated the Administration Rules on the Production and Operation of Broadcasting Television Programs, pursuant to which an entity that plans to produce and operate television and broadcast programs in China is required to obtain the License for Producing and Operating Television and Broadcast Programs. On July 11, 2006, SARFT issued Provisional Regulations on Filing and Publicity of Domestic Television Animations, stipulating that registrations for domestic television animations must be filed with, and be publicly displayed by SARFT prior to their production. On February 14, 2008, SARFT promulgated the Notice of the State Administration of Radio, Film and Television on Strengthening the Administration of the Broadcasting of Domestic Animation Series and later on May 14, 2010, SARFT further promulgated Regulations on Content of Television Series, pursuant to which for each domestic television animation completed, the animation production entity is required to obtain the Domestic Animation Publication License prior to the broadcast of such domestic television animation to the public. On December 25, 2001, the State Council promulgated Regulations on the Administration of Movies, according to which, an entity other than film production entities that intends to independently engage in movie production shall report to SARFT for approval and obtain an One-Time Film Production License for each single film to be produced from SARFT. We cooperate with third parties with the requisite qualifications and licenses in the production and distribution of the animation series and film based on our Mole's World franchise and the film based on our Seer franchise. Shanghai Taomee Animation Co., Ltd. has obtained (i) the license for the production and broadcasting of radio and television program, and the license for the broadcasting of Seer I, Seer II and Mole's World III animation series, and (ii) one-time film production license for the third film based on our Seer franchise.

Policies to Foster Growth of Domestic Animation Industry

        Since 2004, several circulars have been issued to encourage the development of the still nascent animation industry in China. On April 20, 2004, SARFT promulgated Several Opinions on Developing Domestic Animation and Film Industry, which restricts foreign animation content by putting a time limit on total hours allowed to be broadcast in television stations in China. SARFT issued the Circular on Further Regulating the Broadcasting of Animations in 2006, and the Circular on Strengthening the Regulation on the Broadcasting of Animations in 2008, effectively prohibiting the broadcasting of foreign animation content by nationwide television stations from 17:00 to 21:00 every day. In 2006 and 2008, circulars were issued by various governmental departments including the Ministry of Finance and MOC, supporting domestic animation industry and promoting the animation production industrial chain. Furthermore, on July 17, 2009, the Ministry of Finance and State Administration of Taxation jointly promulgated the Circular on Tax Policy to Support Animation Industry, which provides domestic animation producers a series of preferential tax treatment with regard to their self-developed products.

Regulation on Broadcasting Audio/Video Programs through the Internet

        On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Rules. The Audio/Video Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in the above business.

        On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, which came into effect as of January 31, 2008. Document 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service provider must obtain a license from the SARFT. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT's website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued.

        In January 2012, in cooperation with a number of China's leading online video websites which have obtained the audio/video program transmission licenses, we launched v.61.com, a website that offers animation series based on our franchises, such as Seer and Mole's World, as well as other content from these websites. If the governmental authorities determine that our online website falls within Document 56, we may not be able to obtain the audio/video program transmission license, and we may become subject to significant penalties, fines, legal sanctions or an order to suspend our online website.

        In November 2012, we jointly developed with Turner Broadcasting System Asia Pacific (the parent company of Cartoon Network) ben10.61.com, a dedicated Chinese online zone for Ben 10 fans featuring videos, online games, wallpaper downloads, e-comics and character profiles.

Regulations on E-Books

        On October 9, 2010, GAPP have promulgated The Opinions of GAPP on the Development of E-Books Industry, which came into effect on the same day, according to which enterprises engaging in e-book industries are subject to approvals and administration from relevant governmental authorities. In addition, enterprises engaging in the creation, editing and publication of e-books or in the operation of platform where the e-book resources are delivered to users are deemed as e-book publisher and are subject to approvals for the publication of e-books. We have released over ten e-books in the middle of 2012 which featured the Mole's World franchise, and Seer animation application on Apple's iOS platform. Since there is no official or public interpretation on the definition of e-book publication, we are not sure whether our release of e-books on mobile platforms will be deemed as publication and therefore be subject to the approval of GAPP.

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

Regulations Related to Employment

        On June 29, 2007, the Standing Committee of the National People's Congress adopted the Employment Contract Law, or ECL, which became effective as of January 1, 2008. The ECL was further amended by the Standing Committee of the National People's Congress on December 28, 2012. The ECL requires employers to provide written contracts to their employees, restricts the use of temporary workers, and aims to give employees long-term job security.

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

        Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers providing taxable services falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this pilot plan and relevant notices, from January 1, 2012, VAT will replace business tax in the transport and shipping industry and some of the modern service industries in Shanghai. In July 2012, the Ministry of Finance and the SAT promulgated the Circular concerning Implementing the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax for Transport and Shipping Industry and Certain Modern Service Industries in Eight Provinces and Municipalities (including Beijing), which expanded the pilot regions to other eight provinces and municipalities including Beijing, Tianjin, and Shenzhen. Under the pilot plan, a VAT rate of 6% applies to certain modern service industries. Most of our consolidated affiliated entities are located in these pilot regions, and the revenues recognized from part of our businesses operated by Shanghai Shengran and Shanghai Taomee are subject to VAT at a rate of 6%, while other part of our business are still subject to PRC business tax at a statutory tax rate of 5%. If this plan is extended to apply to other part of our business, we may be subject to VAT rate which is higher than the business tax rate, which could harm our financial condition and results of operations.

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

C.    Organizational Structure

        The following diagram illustrates our corporate structure and the place of incorporation of each of our significant subsidiaries and significant VIE as of December 31, 2012.

(1)
Shanghai Taomee is our VIE in China and is 30% owned by Mr. Jason Liqing Zeng, our chairman, 23.75% owned by Mr. Benson Haibing Wang, our co-founder, director and chief executive officer, 17.375% owned by Mr. Crow Zhen Wei, our co-founder, director and chief technology officer, 15.75% owned by Mr. Roc Yunpeng Cheng, our co-founder, director and president, 8.125% owned by Mr. Bin Wang and 5% owned by Mr. Yuliang Feng.

        We have entered into contractual arrangements with Shanghai Taomee and its shareholders, through which we exercise effective control over operations of Shanghai Taomee and receive economic benefits generated from it. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Shanghai Taomee and thus consolidate its results in our consolidated financial statements. However, these contractual arrangements may not be as effective in providing us with control over the VIE as direct ownership of it. In addition, the VIE or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties" and "Item 3. Key Information—D. Risk Factors—

Risks Related to Our Corporate Structure—If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties."

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

D.    Property, Plant and Equipment

        Our principal executive offices are located at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People's Republic of China. Our telephone number at this address is (86-21) 6128-0056 and our fax number is (86-21) 3367-4012. We are headquartered in Shanghai and have leased an aggregate of approximately 8,890 square meters of offices in Shanghai from independent third parties and do not own any real property.

        We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this annual report.

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

        We work with publishers to offer a wide range of children's books and magazines, featuring iconic characters, story lines and images we have developed and popularized. We license our franchises to leading brands in toys and other consumer products for children in China. We have also developed content for animation film and television, which we released in 2012. We refer to these other businesses as our offline business.

        We generate revenues from our online business primarily through the sales of subscriptions and virtual items, which users pay for primarily in the form of virtual currency purchased with prepaid cards. Our prepaid cards are distributed in over 130,000 retail outlets in over 2,800 towns and cities in China. We generate revenues from our offline business mainly from license fees and royalties based on contracts with book publishers, makers of consumer products and other licensees.

        For 2010, 2011 and 2012, approximately 93.6%, 88.8% and 80.0%, respectively, of our net revenues were generated from online business, and approximately 6.4%, 11.2% and 20.0%, respectively, of our net revenues were generated from offline business.

        Our net revenues were US$36.0 million in 2010, US$45.4 million in 2011, and US$40.2 million in 2012. Our gross profit was US$30.1 million in 2010, US$37.7 million in 2011, and US$30.2 million in 2012. Our net income was US$21.6 million in 2010,US$19.5 million in 2011, and US$8.9 million in 2012. The number of active paying accounts, in our online entertainment community were 2.4 million in the three months ended December 31, 2010, 1.7 million in the three months ended December 31, 2011 and 1.2 million in the three months ended December 31, 2012, and per paying account average gross revenues from the operation of our virtual communities in China, or ARPU, increased from approximately US$3.9 to US$4.7 and US$4.8 in the same periods.

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

        Our revenues from online business grew rapidly since we commercially launched our first virtual world, Mole's World, in September 2008. Our revenues from offline business also grew rapidly since 2009, when we first leveraged our online business to enter into arrangements to license our franchises to makers of consumer products and publishers of children's books. Since the fourth quarter of 2011, our net revenues from online business decreased together with the decrease of the active paying accounts. We believe the decrease is primarily due to competition and our strategy to temporarily decelerate monetization to attract new users and increase user stickiness, which is evidenced by increased active accounts in 2012. Our net revenues from offline business have increased in both amount and percentage in 2011 and 2012 as a result of our strategy to build our cross-media entertainment platforms. The following table sets forth a breakdown of our net revenues from the periods indicated.

	For the Years Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Net revenues:
Online business	33,683	93.6	40,331	88.8	32,169	80.0
Offline business	2,290	6.4	5,066	11.2	8,039	20.0

Total net revenues	35,973	100.0	45,397	100.0	40,208	100.0

  Online Business

        Our net revenues from online business amounted to US$33.7 million, US$40.3 million and US$32.2 million in 2010, 2011 and 2012, respectively.

        Our net revenues from online business are net of discounts and rebates granted to our distributors, as well as business taxes or VAT and related surcharges incurred in connection with our operations. Each of Shanghai Shengran and Shanghai Taomee is subject to PRC business tax at a statutory tax rate of 5% or VAT at a rate of 6% and surcharges related to urban construction and education, which we deduct from our gross online business revenues.

        We generate revenues from our online business primarily through two revenue streams—time-based and item-based. While users can access our virtual worlds for free, users may choose to pay a RMB10 (US$1.6) fee per virtual world to access premium features and gain privileges within each of our virtual worlds for 30 days. Users who pay the subscription fee enjoy additional capabilities, special privileges, such as having a higher upper limit for the total number of friends that the users can have and access to exclusive online parties. In addition, users pay a fee for each virtual item within our virtual worlds. For more details on revenue recognition, see "—Critical Accounting Policies and Estimates—Revenue Recognition." Starting from June, 2011, we began to generate online business revenues from licensing our virtual worlds outside of China. Starting from the second half of 2010, we also began to operate third-party online casual games on our platform and generate revenues from such licensing arrangements.

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

        Our physical prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired physical prepaid cards that have not been activated are recognized as other operating income upon expiration of the cards. In 2010, 2011 and 2012, we recognized US$41,801, US$546,360 and US$1,867,626, respectively, as other operating income due to expiration of prepaid cards.

        The following table sets forth the number of active accounts, the number of active paying accounts and ARPU for each period indicated.

	For the Three Months Periods Ended
	2010				2011				2012
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Active Accounts (in thousands)(1)	30,344	33,989	36,213	25,967	27,329	24,046	37,126	27,009	42,267	43,680	57,348	34,401
Active Paying Accounts (in thousands)(2)	2,961	3,274	3,062	2,415	2,741	2,207	2,129	1,677	1,899	1,817	1,716	1,213
ARPU (in US$)(3)	2.3	3.0	3.3	3.9	4.6	5.1	5.2	4.7	5.0	4.8	4.6	4.8

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

        We believe net revenue from our online business is primarily affected by the following factors:

  •
  Our ability to maintain and expand our user base which depends on the continued growth of the number of children who use the Internet, our ability to bring appealing content and entertainment experiences to our users, coverage of mobile and new online platforms, use effective promotion to reach new users, expand our user base in second and third-tier cities in China, and maintain and enhance our reputation among children and their parents. We will also develop new virtual worlds and other services on our community, which may appeal to age groups and demographics that we have yet to reach and increase our revenues as a result. From time to time, we may adopt the strategy of trying to gain market share and increase user stickiness and temporarily decelerate monetization. The operating results of 2012 have bolstered our confidence in such strategy to prioritize market share expansion as we foster the growth of our user base and user stickiness.

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

  •
  Our ability to increase our ARPU by:

  •
  effectively pricing our subscription fees and virtual items and utilizing bundling. We price our subscription fees and virtual items to be attractive and affordable for our users and to reflect market trend. While we do not foresee near-term increase in per account subscription fee, we expect greater flexibility in pricing virtual items.

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

  •
  Our ability to expand the distribution network and negotiate favorable rebates and discounts with distributors. We maintain an extensive distribution system for our physical prepaid cards that reached approximately 130,000 retail outlets in over 2,800 towns and cities around China, as of December 31, 2012. Since many children have limited access to online payment channels, we rely on payment through the physical prepaid cards for a substantial amount of our revenues. We need to identify additional retail outlets that are located near our target users and expand our distribution network to more second and third-tier cities in China. In addition, our ability to negotiate favorable discount and rebate rates with more distributors and continue to optimize our distribution structure is important to our future revenue growth.

  •
  Seasonality in user behavior. Our quarterly results of operations may be affected by seasonal trends caused by user behavior and demand for our online and offline offerings. We expect our net revenues from online business to be higher during winter and summer vacations when there are more active users and children have more online playtime during these non-school days, which usually falls in the first and third quarters of each calendar year. For instance, there are more non-school days in the first quarter and third quarter of 2012. Decreases in our net revenues from online business, if any, as a result of seasonality may be most visible from the third quarter to the fourth quarter of each year, as the fourth quarter has less than half of the non-school days compared to the third quarter, and from the first quarter to the second quarter as well, not only because the decrease in non-school days in the second quarter as compared to the first quarter, but also because children are generally given extra pocket money during Chinese New Year in the first quarter of each year. These seasonality trends generally manifest themselves more clearly with respect to more mature virtual worlds and less clearly during periods of high growth that accompany the introductory stages of a highly popular virtual world. For example, as a result of the seasonality effect discussed above, our revenues from online business was higher in the first quarter of 2012 as compared to the second quarter of 2012 and we expect a similar decrease in revenue from online business in the second quarter of 2013 as compared to the first quarter of 2013.

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

  Offline business

        Our net revenues from offline business amounted to US$2.3 million, US$5.1 million and US$8.0 million in 2010, 2011 and 2012, respectively.

        Our revenues from offline business mostly consisted of publishing royalties, film and merchandise licensing fees generated from licensing our content in the PRC. In addition to licensing our franchises, we also design and sell interactive toys that bear images of our franchises, and sometimes books featuring our franchises. We take the associated inventory risks in connection with such sales. See "—Cost of Services—Offline business."

        We invested in the production of, or licensed our franchise to producers of four feature films, based on our "Mole's World" and "Seer" franchises, which we released in 2011 and 2012, and generated revenues through box office sharing proceeds and distribution of films on television and website.

        Our results of operations will be significantly affected by our ability to grow our offline business by leveraging our brand name and the popularity of our franchise assets and content creation capabilities. We believe net revenue from our offline business is primarily affected by the following factors:

  •
  Our ability to engage additional licensees in more media formats and product categories. Currently, we are working with licensees in key categories of consumer goods, such as apparel, accessories, toys, stationery, consumer electronics, food, beverage, books, theme parks, live shows, and carnivals, including many brands well-known in China. We plan to increase our offline revenues by identifying additional media formats and/or product categories for the license of our franchises and number of licensees in each media format or product category;

  •
  Our ability to generate more content and offerings for offline business. As of December 31, 2012, our content for our offline business had been based on our franchises developed for our virtual worlds. We expect our offline revenues to grow as we develop more franchises or develop original content for the offline business;

  •
  Our ability to negotiate favorable royalty rates with our licensees. We believe as we further enhance our brand recognition, we may be able to negotiate more favorable royalty rates;

  •
  Our ability to engage in cross-marketing and promotions between online and offline media. We expect our revenues from offline business to increase as the awareness of our brands grows, as we promote our offline business in our large online community and as we tie the offline products and services to our popular online virtual worlds or other offerings, such as placing a redemption code in licensed children's books and toys that allows readers to redeem coveted virtual items; In addition, we also promoted our brands and franchise assets through TV animations. As of December 31, 2012, we have produced over 150 episodes of cartoon animations and broadcasted on over 100 TV channels throughout mainland China and Taiwan;

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

Cost of Services

        The following table sets forth a breakdown of our cost of services and as a percentage of total cost of services for the periods indicated.

	For the Years Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Cost of services:
Online business	5,166	88.3	6,035	78.5	6,950	69.5
Offline business	685	11.7	1,653	21.5	3,048	30.5

Total cost of services	5,851	100.0	7,688	100.0	9,998	100.0

  Online business

        Our cost of services relating to our online business primarily consists of bandwidth and server hosting costs, salaries and benefits of our operations staff, production costs for prepaid cards, amortization of upfront licensing fees, depreciation and amortization of equipment and software purchased from third-parties, and other direct costs.

        Our bandwidth costs represent the fees we pay to bandwidth vendors, which are typically telecommunications operators such as China Telecom and China Unicom, or independent third parties that purchase bandwidth from major telecommunications operators in China. We also purchase servers from which we incur depreciation expenses and rental expenses for storing our servers. In the foreseeable future, we expect our bandwidth costs and server-related depreciation and rental expenses to continue to increase in absolute amount given the anticipated increase in the volume of our website traffic. We expect this increase in absolute terms to be partially offset to the extent we are able to achieve better economies of scale as a result of increased sales volume and continued technological improvements that optimize bandwidth and server usage.

        Salaries and benefits (including share-based compensation) cost for our online business primarily comprise compensation to operations support staff, including employees responsible for database and user system maintenance, bandwidth and server monitoring and maintenance, prepaid card and billing system maintenance, online security, technical support and customer service. We expect costs associated with salaries and benefits to increase as we continue to expand our operations and hire more staff. Our operations staff for online business decreased from 132 as of December 31, 2010 to 115 as of December 31, 2011, and increased to 118 as of December 31, 2012.

        Our production costs include the cost of manufacturing and transporting physical prepaid cards to our distributors around China. Such production costs may increase in absolute amount as we continue to expand our operations and enter into distribution agreements with city level distributors. However, we do not expect production costs of the prepaid card to comprise a material part of our cost of services going forward.

  Offline business

        Cost of services relating to our offline business is primarily comprised of compensation to our operations employees, film production cost and merchandise cost, which is the inventory costs of our interactive toys and the cost involved in producing labels for the verification of the authenticity of our licensed products.

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

	For the Years Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Total net revenues:	35,973	100	45,397	100	40,208	100
Operating expenses:
Product development expenses	4,649	12.9	10,304	22.7	12,318	30.6
Sales and marketing expenses	1,570	4.4	6,255	13.8	9,966	24.8
General and administrative expenses	5,729	15.9	7,965	17.5	10,078	25.1
Other operating (income)	(278)	(0.8)	(1,734)	(3.8)	(5,512)	(13.7)

Total operating expenses	11,670	32.4	22,790	50.2	26,850	66.8

  Product development expenses

        Our product development expenses consist primarily of salaries and benefits, including share-based compensation, for personnel engaged in concept generation, community function development and design, story line development, website structure and content development and design, graphic and audio design, quality control and testing of our virtual worlds and other online services. Product development expenses accounted for approximately 12.9%, 22.7% and 30.6% of our total net revenues in 2010, 2011 and 2012, respectively. Our product development expenses increased in recent years primarily due to our hiring additional writers, engineers, development staff, animation and graphic artists. We expect that our product development expenses will further increase in absolute amount in the future as we continue to devote resources to improve our interactive communities and the overall user experience and to create new virtual worlds and develop wireless products, and as we incur higher share-based compensation expenses.

  Sales and marketing expenses

        Our sales and marketing expenses primarily consist of advertising and promotional expenses, film promotion and animation related expenses, salaries and benefits, including share-based compensation, and other overhead expenses incurred by our sales and marketing personnel. Sales and marketing expenses accounted for approximately 4.4%, 13.8% and 24.8% of our total net revenues in 2010, 2011 and 2012, respectively. Our sales and marketing expenses increased in the absolute amount in recent years, primarily due to the growth of our sales and marketing team as well as an expansion of our marketing efforts. We expect that our sales and marketing expenses will increase in absolute amount as we further promote our virtual worlds in future periods on search engines, web portals and casual game websites and produce more TV animations featured in our franchises.

  General and administration expenses

        Our general and administration expenses primarily consist of salaries and benefits, including share-based compensation, for our general and administration, finance and human resources personnel, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, professional service fees and other expenses incurred in connection with general corporate purposes. General and administration expenses accounted for approximately 15.9%, 17.5% and 25.1% of our total net revenues in 2010, 2011 and 2012, respectively. We expect our general and administration expenses to increase in absolute amount as we incur additional expenses in connection with the expansion of our business, our investment activities and our operations as a publicly traded company, which include hiring more staff for our general and administrative team, expenses related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations, and as we incur higher share-based compensation expenses. However, we expect our general and administration expenses to stay relatively stable or decrease as a percentage of our total net revenues in the future as we expect our revenue growth will keep pace with the increase in our general and administration expenses.

  Other operating income

        Our other operating income consists of PRC government subsidies granted to our operating subsidiary and significant VIE in China and income recognized as a result of expiration of prepaid cards. Other operating income amounted to US$0.3 million in 2010, US$1.7 million in 2011 and US$5.5 million in 2012. We received government subsidies in 2010, 2011 and 2012. However, the amount we receive may vary depending on government policy, our business operations and other factors. In 2012, we recognized an amount of US$1.9 million as other operating income due to the expiration of prepaid cards.

Share of Profits/Loss in Equity Method Investments

        In December 2009, we obtained a minority interest in Elyn Corporation and its wholly owned subsidiary Taiwan Taomee Co., Ltd., of which 20% equity interests was initially held through a related party, as consideration, in exchange for a three-year exclusive right to operate certain of our virtual worlds in Taiwan, Hong Kong and Macau. As we have the ability to exercise significant influence over Elyn Corporation, we account for this investment using the equity method of accounting.

        On February 25, 2011, we entered into an agreement to effectively sell a 10.5% equity interest in Elyn Corporation that had been indirectly held by the related party on our behalf. Of the 10.5% equity interest in Elyn Corporation, 9.14% was sold to Qiming Funds which are our existing shareholders and 1.36% was sold to a third party investor for US$3.4 million and US$0.5 million, respectively, in cash. A gain of US$3.7 million was recognized in share of profit in equity method investments in the consolidated statement of operations. In addition, the nominee shareholding agreement was terminated with the related party and we held all of our 29.5% equity in Elyn Corporation directly, and continued to account for this investment using the equity method.

        On August 12, 2011, our equity interest in Elyn Corporation was diluted from 29.5% to 28.8% as a result of Elyn Corporation's issuing shares to its employees.

        In November 2011, Taiwan Taomee went through a reorganization and contemporaneously issued new ordinary shares to existing shareholders and certain employees. As a result of such transactions, our equity interest in Taiwan Taomee was changed from 28.8% interest held through Elyn Corporation to a 27.6% effective interest which was held through (1) 29.50% in Elyn Corporation, which held 72.09% of Taiwan Taomee, and (2) 28.77% in Joy Children Technology Co., Ltd., or Joy Children, a shell company with no operations, which owned 21.86% of Taiwan Taomee after the reorganization. The change in equity interest reflected a dilution resulting from shares issued to Taiwan Taomee's employees, which were accounted for by Taiwan Taomee as stock compensation. In addition, we paid total consideration of US$668,992 in cash for the newly issued shares of Taiwan Taomee through Joy Children, which was recorded as an increase in equity method investment.

        In July 2012, our aggregated equity interest through Elyn and Joy Children in Taiwan Taomee was diluted from 27.6% to 27.1%, i.e. (1) 29.50% in Elyn, which holds 70.88% of Taiwan Taomee and (2) 28.77% in Joy Children, which holds 21.49% of Taiwan Taomee. The dilution was mainly due to the issue of new ordinary shares by Taiwan Taomee from capital surplus and appropriations of 2011 earnings to certain existing shareholders and employees.

        Our equity in profit 2010, 2011 and 2012 was US$0.5 million, US$1.0 million and US$0.5 million of Elyn Corporation and nil, US$7,757 and US$0.2 million of Joy Children, respectively, and was recognized as share of profit in equity investment in the consolidated statements of operations.

        In October 2010, pursuant to an equity investment agreement which we entered into with Shenzhen Decent Investment Limited and two individuals unrelated to us, Shenzhen Ruigao was formed in the PRC for the purpose of developing console games. We obtained a 17.65% equity interest in Shenzhen Ruigao for total cash consideration of US$1.0 million which was paid in two installments, with the first payment being made in October 2010 and the remaining payment of US$0.5 million being paid in the first quarter of 2011. As we have the ability to exercise significant influence over Shenzhen Ruigao, we account for this investment using the equity method of accounting. In May 2012, a third party investor obtained 7.5% equity interest in Shenzhen Ruigao through capital injection, and our equity interest in Shenzhen Ruigao was reduced to 15.61%. In July 2012, Shanghai Taomee transferred all its equity interest in Shenzhen Ruigao for US$1.0 million and recorded a gain of US$0.3 million. Our share of losses in equity investment in Shenzhen Ruigao was US$0.05 million in 2010 and US$0.4 million in 2011, and our share of profits was US$0.2 million in 2012.

        In the first quarter of 2012, Shanghai Taomee entered into an investment agreement of US$0.1 million with Guangzhou Chuangyou Information Technology Co., Ltd., or Chuangyou, a company principally engaged in the design and development of online games in China, to acquire 6.0% of Chuangyou's equity interest and a contingent call option to further subscribe 13.16% newly issued equity interest for US$0.6 million. In September 2012, Shanghai Taomee exercised the call option and completed the further acquisition in January 2013. As a result, we have acquired 19.16% equity interest in Chuangyou. Chuangyou is a related party of us, as one of Chuangyou's investors is our director and principle shareholder. As we have the ability to exercise significant influence over Chuangyou, we account for this investment using the equity method of accounting. Our equity in loss in 2012 was US$35,310 in Chuangyou.

Taxation

Cayman Islands

        We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, payment of dividends by us to our shareholders is not subject to withholding tax in the Cayman Islands.

Hong Kong

        Our subsidiary in Hong Kong is subject to profits tax at the rate of 16.5% on assessable profits determined under relevant Hong Kong tax legislation.

        Under the new EIT Law, the dividends paid by a foreign invested enterprise, or a FIE, to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10% or a lower rate if such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC. According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income signed in August, 2006, or the Tax Treaty, dividends payable by a FIE to a Hong Kong resident company which directly owns at least 25.0% of the equity interest in that FIE will be subject to withholding tax at a lower rate of 5%.

        Taomee HK, a company incorporated in Hong Kong in November 2008, currently holds all the equity interest in Shanghai Shengran. However, according to Circular 124 issued by the SAT, which came into effect on October 1, 2009, the 5% withholding tax rate for dividends under the Tax Treaty does not apply automatically and Taomee HK needs to obtain an approval from the competent local tax authority before it can enjoy such a preferential tax rate. According to Circular 81 issued by the SAT in February 2009, a key condition for a foreign investor to enjoy the preferential withholding tax rate for dividends payable by a FIE is that such foreign investor is the "beneficial owner" of such dividends. Circular 601 issued by the SAT on October 27, 2009 further clarifies that, generally the "beneficial owner" shall engage in substantive business operations such as manufacturing, distribution or management and, among others, the fact that the immediate offshore holding company does not have any other business operations except holding property or rights generated from dividend income from the FIE would adversely affect such offshore shareholder in the determination of its "beneficial owner" status by the tax authority.

        In respect of financial years 2010, 2011 and 2012, Taomee HK recorded a loss and therefore did not apply for approval to enjoy the 5% preferential tax rate under the Tax Treaty. Given that Taomee HK is not engaged in substantive business operations and it does not have any other business operations except for its holding in Shanghai Shengran, Taomee HK may be subject to the 10.0% withholding tax rate if it is not regarded as the "beneficial owner" of the dividends.

        Dividends paid by Taomee HK to its shareholder is not subject to any withholding tax in Hong Kong.

China

  PRC Enterprise Income Tax, or EIT

        Prior to January 1, 2008, companies established in China were generally subject to state and local EIT at statutory rates of 30% and 3% respectively. On March 16, 2007, the National People's Congress of China enacted a new enterprise income tax law, i.e. the PRC Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules for the Enterprise Income Tax Law, or the Implementing Rules, which also took effect beginning January 1, 2008. Under the PRC Enterprise Income Tax Law, foreign invested enterprises, or FIEs, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation, or the SAT, promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or Notice No. 1 2008, reiterating the policy that a software enterprise newly established within China may, upon determination, be exempted from income taxes for its first two profit-making years and shall be subject to the income tax at half the standard rate for the next three years. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that, software enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the EIT reductions and exemptions within specified periods as provided in the Notice No. 1 2008. Our VIE, Shanghai Taomee, which was established in 2007 and qualified as a "software enterprise" in 2009, enjoys a full exemption from EIT in 2009 and 2010 and a reduced EIT rate of 12.5% from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010. In addition, our wholly-owned subsidiary, Shanghai Shengran, which was established in 2009 and qualified as a "software enterprise" in 2010 and was informed in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013.In May 2012, Shanghai Shengran further received a written approval from local tax authorities, according to which Shanghai Shengran was entitled to the full EIT exemption for 2010 and 2011, and 50% reduction in EIT rate, i.e. EIT rate of 12.5%, from 2012 to 2014, which resulted in an adjustment of US$2.1 million as a one-time tax benefit in 2012. Continued qualification as a "software enterprise" is however subject to an annual assessment by the relevant government authorities in China. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a "resident enterprise" for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax."

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

Share-Based Compensation Expenses

        In May 2009, we adopted our 2009 Employee Stock Option Plan, or the 2009 Plan. We reserved 45,000,000 shares for grants under the 2009 Plan. As of December 31, 2012, options to purchase 25,496,360 ordinary shares were outstanding, 11,285,980 ordinary shares were exercised and 8,217,660 ordinary shares were available for future grants under the 2009 Plan. We did not grant any options prior to 2009.

        On June 24, 2009, we granted options to purchase a total of 10,500,000 ordinary shares at the price of US$0.0400 per share to certain of our employees under the 2009 Plan. These options are subject to vesting over four years, starting from June 24, 2009, and were valued at the estimated fair value on the date of the award.

        In June 2010, we adopted our 2010 Share Incentive Plan, or the 2010 Plan. We reserved 55,000,000 shares for grants under the 2010 Plan. As of the date December 31, 2012, options to purchase 21,425,000 ordinary shares were outstanding, 8,649,648 restricted shares were outstanding and 21,344,980 ordinary shares were available for future grants under the 2010 Plan.

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

        On November 21, 2011, we granted options to an employee of us to purchase up to 150,000 shares under the 2010 Plan. The exercise price of the options is $0.2600 per share. These options vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date.

        On February 28, 2012, our compensation committee approved a share option exchange program that offered our eligible directors and employees the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2010 Share Incentive Plan between January 2011 to May 2011 for our restricted shares at the ratio of 3:1. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual on the date of exchange. These replacement restricted shares are subject to substantially the same vesting schedule as the options that are validly tendered in the exchange offer. A total of 102 directors and employees accepted the offer, and tendered options to purchase an aggregate of 28,790,000 ordinary shares, including 14,090,000 shares granted on January 4, 2011 and 14,700,000 shares granted on May 24, 2011, in exchange for an aggregate of 9,596,718 restricted shares at a ratio of 3:1, which were granted on March 30, 2012. The exchange of the share option for restricted shares was accounted for as a modification of share-based award, which involves a cancellation of the original award and an issuance of a new award, with no incremental compensation cost recognized as the fair value of the restricted shares was not more than the fair value of the options given up on the date of exchange.

        On July 16, 2012, we granted options to employees and directors to purchase up to a total of 19,840,000 ordinary shares under our 2010 Plan. The exercise price of the options is US$0.2395 per share. These options vest over a four-year period, each with a graded vesting schedule, all commencing on July 16, 2012. We also granted to employees and directors to purchase up to a total of 400,000 restricted shares for no consideration under the 2010 Plan. These non-vested restricted shares vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date.

        On July 20, 2012, we granted options to directors to purchase up to a total of 3,600,000 ordinary shares under our 2010 Plan. The exercise price is US$0.1960 per share. These options vest over a three year period, each with a graded vesting schedule, all commencing on July 20, 2012.

        In July 2012, we adopted our 2012 Share Incentive Plan, or the 2012 Plan. We reserved 30,000,000 shares for grants under the 2012 Plan. As of December 31, 2012, there were no options or restricted shares granted under the 2012 Plan.

        We recognize the share grants as compensation for the relevant employees' services to us and recorded share-based compensation expenses. Our share-based compensation expenses amounted to approximately US$0.2 million, US$2.0 million and US$2.2 million in 2010, 2011 and 2012, respectively.

        As of December 31, 2012, we had US$2.5 million in unrecognized compensation expenses related to non-vested share-based compensation awards, which we expect to recognize over a weighted average period of 3.1 years, and we had US$3.7 million of total unrecognized compensation expenses related to non-vested restricted shares granted under the 2010 Plan, which we expect to recognize over a weighted average period of 2.3 years.

        We are required to estimate the grant-date fair value of the share options and other share-based awards that we grant to our employees. The grant date fair value of the share options granted in the years ended December 31, 2009, 2010 and 2011 was estimated using the Black-Scholes-Merton option-

pricing model, and the grant date fair value of the share options granted in the year ended December 31, 2012 was estimated using binomial option-pricing model. The fair value of non-vested restricted shares was computed based on the fair value of our ordinary shares on the grant date. We estimated the expected term based on option terms related to vesting schedule and expected option expiration date. The volatility rate estimation is developed based on the volatility of the comparable companies within the expected term commensurate with the expected time period modified to reflect ways in which currently available information indicates that the future of the subject company is reasonably expected. The risk-free interest rate is selected based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars, with duration closest to the expected term.

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

        On November 28, 2011, we announced a share repurchase plan to repurchase up to US$10 million worth of outstanding ADSs over a 12-month period. On September 28, 2012, we extended the share repurchase plan for another 12 months from November 23, 2012 to November 23, 2013. As of December 31, 2012, we had repurchased an aggregated of 585,552 ADSs, representing 11,711,040 ordinary shares on the open market for total cash consideration of $2.3 million. All of the above repurchased ordinary shares were subsequently cancelled.

        Since the completion of our initial public offering, we determined the fair value of the ordinary shares for the above option awards based on the closing price of our ADSs traded on the NYSE on the grant day. The table below sets forth certain information concerning the options and restricted shares awarded to our directors and executive officers and other individuals as a group on the dates indicated:

Grant Date/Award Date	Options	Restricted Shares	Exercise Price/ Purchase Price (US$)	Fair Value of Ordinary Shares (US$)
June 24, 2009	10,500,000	—	0.0400	0.0214
June 7, 2010	35,175,000	—	0.0700	0.0700
January 4, 2011	19,165,000	—	0.3600	0.3600
May 24, 2011	20,175,000	—	0.4500	0.5000	(1)
		4,500,000	nil	0.5000	(1)
November 21, 2011	150,000	—	0.2600	0.2600	(2)
July 16, 2012	19,840,000	—	0.2395	0.2395	(3)
		400,000	nil	0.2395	(3)
July 20, 2012	3,600,000	—	0.1960	0.1960	(4)

(1)
Estimated based on the mid-point of the estimated public offering price set forth on the front cover of the preliminary prospectus dated May 24, 2011.

(2)
Determined based on the closing price of our ADSs trade on the NYSE on November 21, 2011.

(3)
Determined based on the closing price of our ADSs trade on the NYSE on July 16, 2012.

(4)
Determined based on the closing price of our ADSs trade on the NYSE on July 20, 2012.

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

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could material impact our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

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

        Item-based model—Users purchase our in-game virtual items under this model. Revenues are recognized over the estimated lives of the in-game virtual premium items purchased or as the virtual premium items are consumed. For the virtual premium items that are immediately consumed, we recognize revenue upon consumption. For the virtual premium items with no predetermined expiration or permanent items, we recognize revenue ratably over the estimated average lives of the permanent items (i.e. estimated period paying players play our games), which range from one year to one and a half years. The amount of the unamortized permanent items and unconsumed items are recognized as deferred revenue. We recognized US$13.0 million, US$21.2 million and US$16.3 million gross revenue from virtual premium items accounted for under the item-based model for the years ended December 31, 2010, 2011 and 2012, respectively. We estimate the average lives of our permanent items based on an assessment of our historical data and user behavior patterns, including the average period that users typically stay in our virtual worlds, the age group of our target users, and the number of active paying users in our virtual worlds, and the promotional events we launched, with reference to industry research data. We assess the estimated lives of our permanent items periodically. If there are indications of any significant changes to the estimated lives of these permanent items, the revised estimates would be applied prospectively in the period of change. Prior to June 30, 2010, we did not have sufficient historical data from our virtual worlds to estimate the useful life of the permanent items, and used the industry research data and peer company information in developing the estimate of the average life of permanent items, which was determined to be one year for all our virtual worlds. Effective July 1, 2010, we changed the accounting estimate of the useful life of our permanent items in Mole's World from one year to 18 months based on an analysis of the life of the virtual world and user behavior patterns using historical user data since the launch of Mole's World in September 2008, and applied such change prospectively. The effect of the change in accounting estimate on the results of operations for the year ended December 31, 2010 was immaterial. In 2011 and 2012, we did not make changes to the useful life of any of our virtual worlds. We will continue to monitor the user behavior patterns of each of our virtual worlds and will utilize such information to update the estimates of the useful lives of permanent items.

        We record revenues net of sales discounts and rebates paid to our distributors. The cost of providing free virtual items as a result of promotional activities was immaterial for each of the three years presented.

        Users pay subscription fees and purchase virtual items using our virtual currency, which can be purchased via various distribution channels, such as our prepaid cards, third-party prepaid cards, online payment channels, and via short messages, or SMS, through cellular telecom operators. Under both the time-based and the item-based revenue models, proceeds we receive directly from end users for sales of online points are recorded as deferred revenues, while proceeds we receive from sales of online points to parties in the distribution channel and from sales of prepaid cards are initially recorded as advances from customers. As we do not have control over and generally do not know the ultimate selling price of the prepaid cards or online points sold by the distributors, we record net proceeds from the distributors as advances from customers. Upon activation of prepaid cards or purchase of online points, advances from customers are immediately transferred to deferred revenues.

        Prepaid cards expire on the expiration date printed thereon, which is generally two years after the date of card production. Proceeds from expired prepaid cards that have not been activated are recognized as other operating income upon expiration of the cards. We recognized US$41,801, US$0.5 million and US$1.9 million in other operating income in connection with expired prepaid cards for the years ended December 31, 2010, 2011 and 2012, respectively.

  Offline business revenue

        Licensing and royalty fee revenue—revenues from our offline business include licensing income and royalty fees for licensing our proprietary cartoon figures to merchandisers and book publishers Most of the revenues generated under merchandise licensing income and royalty fees are recognized at the end of each month and calculated at the contractual royalty rate times the sales of the licensed merchandise product for the month. The sales of the licensed product are derived from the monthly sales reports provided by the licensee.

        In certain of the merchandise licensing arrangements, we receive a guaranteed base fee and additional royalty fees that are contingent on sales volume. Proceeds from minimum guaranteed royalties in excess of royalties earned are generally recognized as revenues at the end of the contract term. In a small number of our merchandise licensing arrangements, we receive a fixed royalty fee from the licensee over the contract period. We recognize this type of royalty revenue ratably over the contract period.

        Film revenue—we recognize revenue from the distribution of our films when the film is exhibited in theaters, provided that no significant obligations remain, amounts can be accurately estimated, and collection is reasonably assured.

        Revenue from the distribution of the film on television and websites is recognized when the production is made available for exhibition and when other contractual obligations or conditions are met.

        Merchandise sales revenue—revenues from selling interactive toys, books and merchandise are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured.

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

        We are required to estimate the grant-date fair value of the share options and other share-based awards that we grant to our employees. The grant date fair value of the share options granted in the years ended December 31, 2009, 2010 and 2011 was estimated using the Black-Scholes-Merton option-pricing model, and the grant date fair value of the share options granted in the year ended December 31, 2012 was estimated using binomial option-pricing model. We estimated the expected term based on option terms related to vesting schedule and expected option expiration date. The volatility rate estimation was developed based on the volatility of the comparable companies within the expected term commensurate with the expected time period modified to reflect ways in which currently available information indicates that the future of the subject company is reasonably expected. The risk-free interest rate was selected based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars, with duration closest to the expected term.

        Before we completed the initial public offer, when we were a private company, we determined the fair value of our ordinary shares as of the grant date of the share-based awards by making complex and highly subjective judgments and assumptions about our projected financial and operating results. We were also required to make other assumptions such as our weighted average cost of capital, general market and macroeconomic conditions, nature and prospects of the children's entertainment and media industry, nature and stage of development of our company, comparable companies, and our business risks. These assumptions were inherently uncertain. Changes in these assumptions could significantly affect the valuation results and the amount of share-based compensation expenses we recognized in our consolidated financial statements.

        The fair value of our Company's ordinary shares underlying the share options granted prior to our completion of the initial public offering in June, 2011 was estimated by determining the equity value of our Company and then allocating the equity value into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. Firstly, the total equity value was developed by using the discounted cash flow approach and the guideline companies approach, which incorporated certain assumptions including the market performance of comparable listed companies, as well as the our forecasted financial results and growth trends. We checked the results obtained under the discounted cash flow approach against the results obtained from the guideline companies approach and found no material discrepancies. Then, equity value was allocated using the option pricing method under three scenarios, namely liquidation scenario, redemption scenario and IPO scenario (based on the terms of the preferred shares, share options and management's expectation on an IPO event) to determine the fair value of our ordinary shares. Under the option-pricing method, each class of equity is modeled as a call option with a distinct claim on the enterprise value of our company. The main inputs to this model included equity value of our company, exercise price, expected volatility, expected term, expected dividend yield and risk-free interest rate. With regard to the share options and restricted shares that were awarded on May 24, 2011, we used the mid-point of the price range set forth in the preliminary prospectus of IPO as the estimated fair value of ordinary shares.

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

        Since the completion of our initial public offering, we determined the fair value of the ordinary shares for the above option awards based on the closing price of our ADSs traded on the NYSE on the date of grant.

        Our actual share-based compensation expense may be materially different from our current expectations. As of December 31, 2012, we had US$2.5 million of unrecognized compensation expense related to unvested options granted under the option plans, which we expect to recognize over a weighted-average period of 3.1 years. As of December 31, 2012, we also had US$3.7 million of total unrecognized compensation expense related to non-vested restricted shares granted under the 2010 Plan, which is expected to be recognized over a weighted-average period of 2.3 years.

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

Income taxes

        We provide for current income taxes in accordance with the laws of the relevant tax authorities. We recognize deferred income taxes when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. We reduce deferred tax assets by a valuation allowance when, in the opinion of our management, it is more-likely-than-not that a portion of or all of our deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

        We consider positive and negative evidence when determining whether some portion or all of our deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our historical results of operations, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of our historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more-likely-than-not that we will realize all the benefits of the deductible differences as of December 31, 2009 and 2010. As of December 31, 2012, we believe it is more-likely-than-not that Shanghai Animation will not realize the deferred tax assets resulted from the tax loss carried forward in the future periods. Thus, a full valuation allowances are provided for the deferred tax assets of Shanghai Animation. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced. Such reduction of deferred tax asset could increase our income tax expense and adversely affect our results of operations in the period in which an allowance is recorded.

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

Consolidation of VIEs

        PRC laws and regulations currently prohibit or restrict foreign ownership of Internet-related business. In order to comply with these foreign ownership restrictions, we operate our online entertainment community through Shanghai Taomee. We have entered into a series of contractual arrangements with Shanghai Taomee and its equity owners. As a result of these contractual arrangements, we have the ability and intention to exercise control over the entities and the right and obligation to absorb substantially all of their profits and losses. Therefore, we have concluded that we are the primary beneficiary of Shanghai Taomee and have consolidated the entities since the date of execution of the contractual arrangements. This conclusion is predicated on the assumption that the contractual arrangements are legally enforceable, which we have determined based on the advice of our PRC legal counsel. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control Shanghai Taomee might preclude us from consolidating Shanghai Taomee in the future. See "Item 3 Key Information—Risks Related to Our Corporate Structure.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues.

	For Years Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Net revenues:
Online business	$33,683	93.6	$40,331	88.8	$32,169	80.0
Offline business	2,290	6.4	5,066	11.2	8,039	20.0

Total net revenues	35,973	100.0	45,397	100.0	40,208	100.0

Cost of services:
Online business	(5,166)	(14.4)	(6,035)	(13.3)	(6,950)	(17.3)
Offline business	(686)	(1.9)	(1,653)	(3.6)	(3,048)	(7.6)

Gross profit	30,122	83.7	37,709	83.1	30,210	75.1

Operating expenses:
Product development expenses	(4,649)	(12.9)	(10,304)	(22.7)	(12,318)	(30.6)
Sales and marketing expenses	(1,570)	(4.4)	(6,255)	(13.8)	(9,966)	(24.8)
General and administrative expenses	(5,729)	(15.9)	(7,965)	(17.5)	(10,078)	(25.1)
Other operating income	278	0.8	1,734	3.8	5,512	13.7

Total operating expenses	(11,670)	(32.4)	(22,790)	(50.2)	(26,850)	(66.8)

Income from operations	18,452	51.3	14,919	32.9	3,360	8.4
Interest income, net	240	0.7	1,410	3.1	2,647	6.6
Other income (expenses), net	(115)	(0.3)	667	1.5	859	2.1
Income before income taxes and share of profit in equity method investments	18,577	51.7	16,996	37.4	6,866	17.1
Income tax (expense)/benefit:
Current	(7)	(0.0)	(2,539)	(5.6)	1,279	3.2
Deferred	2,511	7.0	812	1.8	(424)	(1.1)
Total income tax (expenses)/benefits	2,504	7.0	(1,727)	(3.8)	855	2.1
Income before share of profit in equity method investments	21,081	58.6	15,269	33.6	7,721	19.2
Share of profit in equity method investments	494	1.4	4,224	9.3	1,140	2.8

Net income	21,574	60.0	19,493	42.9	8,861	22.0

Less: Net loss attributable to non-controlling interest	—	—	—	—	(1)	0.0

Net income attributable to Taomee Holdings Limited	21,574	60.0	19,493	42.9	8,862	22.0

Deemed dividend on Series A convertible redeemable preferred shares	(469)	(1.3)	(200)	(0.4)	—	—

Net income attributable to holders of ordinary shares	$21,105	58.7	$19,293	42.5	$8,862	22.0

Reportable Segments

        For 2010, 2011 and 2012, we had two reportable segments: (i) online business and (ii) offline business. Segment revenues from the online business segment and our offline business segment accounted for 93.6% and 6.4%, respectively, in 2010, 88.8% and 11.2%, respectively, in 2011, and 80.0% and 20.0%, respectively, in 2012. The online business segment comprises primarily the operation of the virtual worlds offered through our online virtual community and mobile games and applications. In 2011 and 2012, the offline business segment comprised primarily of the licensing of our franchises to book publishers and makers of consumer products, as well as revenues from film series and interactive toys featuring our cartoon figures. We do not allocate operating expenses to the segments. The following table sets forth our net revenues, gross profit and gross profit margin by segment for the periods indicated.

	For the Years Ended December 31,
	2010			2011			2012
	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin
	US$	US$	%	US$	US$	%	US$	US$	%
	(in thousands, except percentages)
Reportable Segments:
Online business	33,683	28,517	84.7	40,331	34,295	85.0	32,169	25,220	78.4
Offline business	2,290	1,605	70.1	5,066	3,414	67.4	8,039	4,990	62.1

Total	35,973	30,122	83.7	45,397	37,709	83.1	40,208	30,210	75.1

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Net Revenues.    Our net revenues decreased by 11.4% from US$45.4 million in 2011 to US$40.2 million in 2012. This decrease was primarily due to the decline in online revenues and was partially offset by the increase in offline revenues.

        Online Business.    Net revenues generated from the online business decreased from US$40.3 million in 2011 to US$32.2 million in 2012. The decrease was primarily due to the implementation of our strategy to focus less on short-term revenue growth and instead invest in long-term brand enhancement and platform expansion to attract new users and increase user stickiness.

        Offline Business.    Net revenues generated from our offline business increased by 58.7% to US$8.0 million in 2012 from approximately US$5.1 million in 2011. This increase was primarily due to the increase in revenues generated from our co-branding and merchandise licensing, revenue-sharing arrangements for two films based on the Mole and Seer franchises and revenue contributed by the interactive toy design and sales business.

        Cost of Services.    Our cost of services increased from US$7.7 million in 2011 to US$10.0 million in 2012, primarily due to the increased costs related to the development of both online and offline businesses.

        Online Business.    Cost of services relating to our online business increased by 15.2% to US$6.9 million in 2012 from US$6.0 million in 2011. This increase was primarily due to an increase in personnel-related expenses, wireless products hosting cost as a result of the increased wireless revenue and amortization costs associated with game licensing fees.

        Offline Business.    Cost of services relating to our offline business increased by 84.5% to US$3.0 million in 2012 from approximately US$1.7 million in 2011. This significant increase was primarily due to the increase in personnel-related expenses, the film production costs, interactive toy inventory costs.

        Gross Profit.    As a result of the foregoing, our gross profit decreased to US$30.2 million in 2012 from US$37.7 million in 2011, and our gross margin decreased to 75.1% in 2012 from 83.1% in 2011, as a result of the decreased net revenue and increased cost of services.

        Operating Expenses.    Our operating expenses increased by 17.8% to US$26.8 million in 2012 from US$22.8 million in 2011. The increase in our operating expenses was primarily due to the increase in sales and marketing expenses, and to a lesser extent, increase in product development expenses and general and administrative expenses.

  •
  Product Development Expenses.  Our product development expenses increased by 19.5% from US$10.3 million in 2011 to US$12.3 million in 2012. The increase was primarily attributable to an increase in personnel-related expenses associated with headcount expansion and partially offset by a decrease in outsourced R&D expenses, amortization costs and share-based compensation. We also hired new staffs for the development of new product and services including approximately 35 new employees for the mobile application research team. The number of our product development staff increased from 342 as of December 31, 2011 to 368 as of December 31, 2012.

  •
  Sales and Marketing Expenses.  Our sales and marketing expenses increased by 59.3% from US$6.3 million in 2011 to US$10.0 million in 2012. The increase was primarily attributable to the increase of personnel-related expenses, the increased advertising and promotional activities, including the costs associated with the promotion for our new films, as well as an increase in animation production expenses.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 26.5% from US$8.0 million in 2011 to US$10.1 million in 2012. The increase was primarily due to the increased personnel-related expenses in connection with new hires and share-based compensation, traveling expenses and daily office expenses, incremental expenses associated with being a listed company as well as increased investment activities.

  •
  Other Operating Income.  We had other operating income of US$5.5 million in 2012, a significant increase of 218.0% from US$1.7 million in 2011, as we received more government subsidies and recognized US$1.9 million of other operating income as a result of the expiration of prepaid cards.

        Income Tax Benefit/(Expense).    We had income tax benefit of US$0.9 million in 2012, compared to an income tax expense of approximately US$1.7 million in 2011. The change was primarily due to our recognition of a one-time income tax benefit of US$2.1 million as a result of governmental approval for tax reduction for the year of 2011.

        Interest Income, Net.    Our net interest income increased to approximately US$2.6 million in 2012 from approximately US$1.4 million in 2011 primarily due to the increase in our cash balance.

        Other Income (Expenses), Net.    Our other income increased to US$0.9 million in 2012 from approximately US$0.7 million in 2011 primarily due to exchange gains from our deposit denominated in RMB.

        Share of Profit in Equity Method Investments.    Share of profit in equity investment was US$1.1 million in 2012, compared with US$4.2 million in 2011. The decrease is mainly due to the gains on disposals, whereby in 2012 we disposed all our equity interest in Shenzhen Ruigao for US$1.0 million and recorded a gain of US$0.3 million in 2012, compared with a gain of US$3.7 million recognized from the sale of 10.5% equity interest in Elyn Corporation in 2011.

        Net Income.    As a result of the foregoing, our net income decreased from US$19.5 million in 2011 to US$8.9 million in 2012.

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

        Income Tax Benefit/(Expense).    We had income tax expenses of US$1.7 million in 2011, compared to an income tax benefit of approximately US$2.5 million in 2010, due to the changes in the corporate income tax rate eligibility of Shanghai Shengran and Shanghai Taomee in 2011. Shanghai Shengran obtained a software enterprise certificate in 2010 and was informed in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013.In May 2012, Shanghai Shengran further received a written approval from local tax authorities, according to which Shanghai Shengran was entitled to the full EIT exemption for 2010 and 2011, and 50% reduction in EIT rate, i.e. EIT rate of 12.5%, from 2012 to 2014, which resulted in an adjustment of US$2.1 million as a one-time tax benefit in 2012. Shanghai Taomee obtained a software enterprise certificate in 2009 and is entitled to corporate income tax exemption in 2009 and 2010 and 50% tax reduction in the following three years from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010. Shanghai Taomee was subject to a tax rate of 12.5% in 2011, compared to nil in 2010. Our effective tax rate was 18.2% in 2009, negative 13.1% in 2010, and 10.2% in 2011.

        Interest Income, Net.    Our net interest income increased to approximately US$1.4 million in 2011 from approximately US$0.2 million in 2010 as a result of higher interest income from our demand deposit as our cash balance increased which includes the proceeds we received from the initial public offering and as we received higher interest rate on our deposits.

        Other Income (Expenses), Net.    Our other income was US$0.7 million in 2011, compared to other expense of approximately US$0.1 million in 2010 primarily due to exchange gains from our deposit denominated in RMB.

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

B.    Liquidity and Capital Resources

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2010	2011	2012
	(US$ in thousands)
Net cash provided by operating activities	37,012	22,386	7,162
Net cash provided by (used in) investing activities	(3,777)	707	(7,731)
Net cash provided by (used in) financing activities	(1,464)	52,959	(1,667)
Effect of exchange rate changes	481	1,540	128
Net increase (decrease) in cash and cash equivalents	32,252	77,592	(2,108)
Cash and cash equivalents, beginning of the period	10,835	43,087	120,679

Cash and cash equivalents, end of the period	43,087	120,679	118,571

        To date, we have financed our operations primarily through cash from operations and proceeds from our initial public offering. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2010, 2011 and 2012. As of December 31, 2011 and 2012, we had US$120.7 million and US$118.6 million in cash and cash equivalents, respectively. The decrease of the cash and cash equivalents from 2011 to 2012 was primarily due to the cash used in making certain equity investments in 2012 and to a lesser extent the cash used in financing activities, which were offset by the cash provided by operating activities. The decrease in cash provided by operating activities from 2011 to 2012 was primarily attributable to the decrease in revenues of our online business, partially offset by the increases in our offline business revenues.

        In November 2010, we declared a cash dividend of US$10.0 million to be paid out of our current cash reserves to our shareholders who were record holders of ours as of October 31, 2010, of which we paid US$1.05 million in December 2010 and an additional US$2.55 million in March 2011, and paid the rest in the second half of 2011. We did not declare any dividend in 2012.

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

        In addition, current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our subsidiary and VIEs in China is required to set aside at least 10% of its after tax profits, as determined on a calendar year basis and in accordance with PRC GAAP, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The registered capital of Shanghai Taomee and Shanghai Shengran are RMB10 million and US$2.5 million, respectively. As of the date of this annual report, Shanghai Taomee and Shanghai Shengran have made allocations to the statutory reserve fund in compliance with the applicable PRC laws and regulations. Each of Shanghai Taomee and Shanghai Shengran has made no allocations for the year ended December 31, 2012 because their statutory reserves have reached 50% of their registered capital, the maximum amount required under the PRC regulations. These reserves are not distributable as cash dividends.

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

        We believe that our current levels of cash balances and cash flows from operations will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months.

However, we may need additional cash resources in the future if we experience adverse business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisitions, strategic cooperation or other similar actions.

Operating Activities

        Our net cash provided by operating activities in 2012 was approximately US$7.2 million. This is based on our net income of US$8.9 million in 2012, positively adjusted by a US$2.3 million increase in share-based compensation and US$0.6 million dividends received from Elyn Corporation and Joy Children. This was partly offset primarily by a US$2.2 million adjustment in income tax recoverable, as well as a US$2.1 million decrease in advance from customers, a US$0.9 million decrease in deferred revenue and a US$0.9 million decrease in accounts receivable which are attributable to the decrease of our revenues of 2012 compared to the revenue of 2011, and, to a lesser extent, by adjustment of accrued expenses, accounts payables, deferred income tax, prepayments and other assets.

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

Investing Activities

        Our net cash used in investing activities in 2012 was approximately US$7.7 million, primarily due to US$7.0 million paid to acquire equity investees, including the purchase of 8.02% equity interest in Gamespedia, US$1.4 million for the purchase of intangible assets such as Canimals franchise and additional three franchises for our future pipeline from Voozclub, and the exclusive licensing right of two online games from our related parties, and to a lesser extent, US$0.3 million paid for the purchase of property and equipment for our ordinary course of business. This was partly offset by US$1.0 million proceeds from the sale of all our equity interest in Shenzhen Ruigao.

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

Financing Activities

        Our net cash used in financing activities in 2012 was approximately US$1.7 million, resulting from US$1.7 million used in repurchase of ordinary shares and US$0.3 million as issuance costs of our ordinary shares, and was offset by US$0.3 million received from exercise of share options.

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

Capital Expenditures

        We had capital expenditures of US$3.0 million, US$2.1 million and US$1.7 million for 2010, 2011 and 2012, respectively. Our capital expenditures were used primarily for (i) purchase of computer hardware and equipment, (ii) purchase of intangible assets, and (iii) purchase of franchises and online game licensing rights for our pipeline. Actual future capital expenditures may differ from the amounts indicated above.

Restricted Net Assets

        Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries and the VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to US$2.0 million as of December 31, 2012. In addition, due to restrictions on the distribution of registered capital from our PRC subsidiaries, the PRC subsidiaries' registered capital of US$10.3 million as of December 31, 2012, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2012, approximately US$12.3 million, were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

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

        In each of the three years ended December 31, 2010, 2011 and 2012, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$4.6 million, US$10.3 million and US$12.3 million, representing 12.9%, 22.7% and 30.6% of our total net revenues for 2010, 2011 and 2012, respectively. Our research and development expenses consist primarily of payroll expenses, share-based compensation expenses and rental expenses. We have expensed all of the development costs for the research and development of products.

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

        As of December 31, 2012, we received approval for 211 and seven trademark registrations in China and Taiwan respectively and are in the process of applying for registration of 187 trademarks in China. In addition, we have obtained 48 copyright registrations for software we developed, two of which were jointly developed and owned by us and other parties unrelated to us, three copyright registrations for Mole's World and Seer animation series and 356 copyright registrations for artworks which were produced by our employees and owned by us. We also registered 30 domain names, including www.61.com, our primary operation website, and www.taomee.com, our corporate information website.

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

D.    Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.     Contractual Obligations

        The following table sets forth our operating lease obligations as of December 31, 2012:

	Payments Due by Period
	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years	Total
	(US$ in thousands)
Operating lease obligations	2,541	3,272	—	—	5,813

Total	2,541	3,272	—	—	5,813

        Our operating lease obligations related to lease agreements for our corporate offices and Internet data centers.

        In December 2012, we entered into an investment agreement of US$1.4 million in Voozclub Co., Ltd., or Voozclub, a Korean animation studio and content developer, to acquire 10% of its equity interest. The total consideration was paid in cash in January 2013.

        In December 2012, Shanghai Taomee entered into an agreement with a third party to obtain the exclusive license right of a cartoon style action game. As of December 31, 2012, Shanghai Taomee shall pay RMB5.0 million (approximately US$0.8 million) as license fee, and RMB5.0 million (approximately US$0.8 million) as minimum guarantee, respectively in 2013, and an amount up to RMB7.0 million (approximately US$1.1 million) of operating premium in 2013 if certain revenue milestones are met.

        Other than the obligations set forth above, we did not have any long-term debt obligations, capital lease obligations, purchase obligations or other long-term liabilities as of December 31, 2012.

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

        This annual report also contains data related to the children's online entertainment industry in China, including projections that are based on a number of assumptions. These market data, including the public data from EntGroup.cn include projections that are based on a number of assumptions. The children's entertainment and media market and children's product market in China may not grow at the rates suggested by the market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the children's online entertainment industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jason Liqing Zeng	43	Chairman
Benson Haibing Wang	32	Co-Founder, Director and Chief Executive Officer
Crow Zhen Wei	37	Co-Founder, Director and Chief Technology Officer
Roc Yunpeng Cheng	35	Co-Founder, Director and President
JP Gan	41	Independent Director
Shengwen Rong	44	Independent Director
Ted Lai	42	Independent Director
Changtian Wang	47	Independent Director
George Kuan	39	Independent Director
Paul Keung	42	Chief Financial Officer
Frank Chenghua Zhu	34	Executive vice president
Tiffany Tiefeng Qiang	34	Vice president
Owen Quan Zhou	36	Vice president

        Mr. Jason Liqing Zeng has served as our chairman since October 2008. Mr. Zeng founded Shenzhen Decent Investment Limited, an investment company which focuses on high-technology investment, in May 2007 and has served as the chairman since its inception. Previously, Mr. Zeng co-founded Tencent Holdings Limited, an Internet service company in China listed on the Hong Kong Stock Exchange, and served as its chief operating officer from 1999 to 2007. From 1993 to 1999, Mr. Zeng served as a manager in the Shenzhen Branch of China Telecom Corporation Limited, a company engaging in information service and wired telecommunications and broadband services in China and listed on the Hong Kong Stock Exchange and the New York Stock Exchange. Mr. Zeng is also an independent director of A8 Digital Music Holdings Limited, an integrated digital music company listed on the Hong Kong Stock Exchange, a director of Shenzhen Ruigao, a director of Chuangyou, a director of Shenzhen Taole Internet Technology Co., Ltd, a director of Shenzhen Kuaibo Technology Co., Ltd. and a director of several private companies. Mr. Zeng received his EMBA degree from China Europe International Business School in China in 2007 and his bachelor's degree in computer communication from Xi'an Electronic Technology University in 1993.

        Mr. Benson Haibing Wang is one of the founders and the creative architect of many of our franchises. Mr. Wang is also our chief executive officer and has served as our director since October 2008. Prior to co-founding our company, Mr. Wang worked as a project manager at Tencent Technology (Shenzhen) Company Limited, a subsidiary of Tencent Holdings Limited, from 2004 to 2007. Mr. Wang is also a director of Shenzhen Ruigao, a director of Gamespedia Holdings Limited, and a director of Chuangyou. Mr. Wang has approximately seven years of experience in the development of online products in China and has formulated our current strategy and led our rapid growth. Mr. Wang received his bachelor's degree in electrical engineering and his master's degree in computer science from Huazhong University of Science and Technology in 2001 and 2004, respectively.

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

        Mr. Roc Yunpeng Cheng is one of our founders and our president. Mr. Cheng has served as our director since October 2008. Prior to co-founding our company, Mr. Cheng worked as an assistant general manager of the advertising department of Tencent Technology (Shenzhen) Company Limited from 2001 to 2007, primarily responsible for advertising business in East and South China. Mr. Cheng was a sales manager in the Shenzhen Branch of International Network Communications (Shanghai) Co., Ltd., a company engaging in Internet portal and related business, from 1999 to 2001. Mr. Cheng has approximately ten years of experience in marketing and operations. Mr. Cheng received his bachelor's degree in materials engineering from Harbin Institute of Technology in 1999.

        Mr. JP Gan has served as our director since May 2009 and is currently our independent director. Mr. Gan has been serving as a managing director and a member of the investment committee of Qiming Venture Partners, a private equity firm affiliated to the Qiming Funds, since 2007. From 2005 to 2006, Mr. Gan was the chief financial officer of Kongzhong Corporation, a Nasdaq listed wireless Internet company. Prior to joining Kongzhong, Mr. Gan was a director of the Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at PricewaterhouseCoopers LLP in the United States from 1994 to 1997. Currently, Mr. Gan is also a director of Ctrip.com International Limited and Jiayuan.com International Ltd., both of which are NASDAQ-listed companies, a director of Elyn Corporation, an affiliate of us, and Elyn Corporation's wholly-owned subsidiary, Taiwan Taomee Co., Ltd., and a director of several private companies. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Booth School of Business and his bachelor's degree in business administration from the University of Iowa.

        Mr. Shengwen Rong has served as our independent director since June 2011. Mr. Rong has been the chief financial officer of UCWeb Inc., a leading provider of mobile Internet software technology and application services. From April 2010 to January 2012, Mr. Rong was the chief financial officer of Country Style Cooking Restaurant Chain Co., Ltd, a NYSE-listed company. Prior to that, Mr. Rong had been the chief financial officer of two privately held education companies in China since April 2008. From 2000 to 2008, Mr. Rong held multiple financial management positions at Google, Inc. Solectron Corp., and Siebel Systems. Mr. Rong also worked at PricewaterhouseCoopers as an auditor both in its Chicago and Beijing offices. Mr. Rong obtained a bachelor's degree in economics from Renmin University of China in 1991, a master's degree in professional accountancy from West Virginia University in 1996 and an MBA from the Booth School of Business at the University of Chicago in 2000. Mr. Rong is a certified public accountant in the United States.

        Mr. Ted Lai has served as our independent director since June 2012. Mr. Lai is currently the executive vice president for Asia of BBC Worldwide, responsible for strategic development across the Asia region, driving growth through new brand, product and service initiatives. Mr. Lai also serves on the steering committee of AngelVest, a China based angel investor organization. Before joining BBC, Mr. Lai spent more than a decade working for Time Warner with his last role being senior vice president of Warner Bros. International TV. Previously, Mr. Lai was a business development and product management executive in the digital media industry, having worked in several high-profile companies, including idealab's FreePC from inception to merger and initial public offering. Mr. Lai also developed strategic plans for theme parks and location-based entertainment centers for the Walt Disney Company. Mr. Lai earned his MBA at Harvard Business School and master's and bachelor's degrees in engineering at Stanford University.

        Mr. Changtian Wang has served as our independent director since June 2012. Mr. Wang is the chairman and chief executive officer of Beijing Enlight Media Co., Ltd., a company listed on the Shenzhen Stock Exchange. Mr. Wang has more than twenty years' experience in media industry. Before founding Beijing Enlight Media Co., Ltd., Mr. Wang worked for some television channels and newspapers in China, such as Beijing Television. Mr. Wang is also director of JinHua Changfeng Information and Technology Co., Ltd., a Zhejiang-based instant messaging and internet value-added service provider, and is also the chairman or director of several companies which are affiliates or subsidiaries of Beijing Enlight Media Co., Ltd.. Mr. Wang earned his bachelor's degree in journalism from Fudan University.

        Mr. George Kuan has served as our independent director since June 2012. Mr. Kuan is currently in a sales leadership role at Nike Inc. Greater China. Prior to joining Nike Inc. Greater China, Mr. Kuan worked at several well-known multinational corporations, including Coca-Cola (China) Beverages, Ltd., SAP, Oracle Corporation and BMC Software Inc. Mr. Kuan earned his bachelor's degree in business administration in finance from the University of Houston in 1996, his master of science in management and systems from New York University in 2004, and his Ph.D. in philosophy from the International School of Management in 2011.

        Mr. Paul Keung has been our chief financial officer and executive vice president of investment department since February 2011. Prior to joining us, Mr. Keung was a managing director of Oppenheimer Investments Asia since 2009, overseeing the firm's Asia research practice. Between 2000 and 2008, Mr. Keung was the executive director of CIBC World Markets, where for the majority of his time, he was responsible for coverage of the Internet and Media sectors in the US and China. From

1998 to 2000, Mr. Keung was the chief information officer of Wyndham International, a global hospitality company. Between 1994 and 1998, he served in various investment banking and equity research roles at Deutsche Morgan Grenfell, PaineWebber Securities, and Salomon Brothers. Mr. Keung currently serves as an Independent director of Jiayuan.com International Ltd., a NASDAQ-listed company. Mr. Keung obtained his bachelor's degree in hotel administration from Cornell University and his master's degree in real estate from New York University.

        Mr. Frank ChengHua Zhu joined our company since January 2010, and is currently our executive vice president in charge of branded entertainment business. Prior to joining our company, Mr. Zhu worked as a category manager at the China office of The Walt Disney Company, an international family entertainment and media enterprise listed on the New York Stock Exchange, from 2005 to 2009. Mr. Zhu was a brand manager at the China office of Reckitt Benckiser Group plc., a company engaging in the production of health and personal care products listed on the New York Stock Exchange, from 2004 to 2005. In 2003, Mr. Zhu worked as a brand supervisor at the China division of Unilever, a company listed on the New York Stock Exchange. Mr. Zhu started his career as a marketing executive at the China office of Yum! Brands, Inc., a restaurant company based in Louisville, Kentucky and listed on the New York Stock Exchange, from 2000 to 2002. Mr. Zhu has approximately 10 years of experience in brand management, entertainment and licensing operation. Mr. Zhu received his bachelor's degree in business administration from Fudan University in 2000.

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

B.    Compensation of Directors and Executive Officers

        In 2012, we paid an aggregate of approximately RMB2.9 million (US$0.5 million) in cash to our executive officers, and an aggregate of approximately RMB0.5 million (US$0.1 million) in cash to our independent directors. For options granted to our executive officers, see "—Share Incentive Plans."

        We have neither set aside nor accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiary and VIE are required by law to make contributions equal to certain percentages of each employee's salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit. Our PRC subsidiary contributed an aggregate of RMB1.0 million (US$0.2 million) for retirement and similar benefits for our officers and directors in 2012.

Share Incentive Plans

2009 Stock Option Plan

        We have adopted our 2009 Stock Option Plan, or the 2009 Plan, to promote our success and to increase shareholder value by providing an additional means, through the grant of awards, to attract, motivate, retain and reward selected employees and other eligible persons. The maximum number of shares which may be issued pursuant to all awards under the 2009 Plan is 45,000,000. As of December 31, 2012, options to purchase an aggregate of 25,496,360 ordinary shares under the 2009 Plan were outstanding.

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

2010 Share Incentive Plan

        We have adopted our 2010 Share Incentive Plan, or the 2010 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2010 Plan is 55,000,000. As of December 31, 2012, options to purchase an aggregate of 21,425,000 ordinary shares and 8,649,648 restricted shares under the 2010 Plan were outstanding.

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

2012 Share Incentive Plan

        We have adopted our 2012 Share Incentive Plan, or the 2012 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2012 Plan is 30,000,000. As of December 31, 2012, there were no options or restricted shares granted under the 2012 Plan.

        Types of Awards.    The 2012 Plan permits the grant of several kinds of awards, including among others, options, restricted shares, restricted share units and share appreciation rights.

        Plan Administration.    The compensation committee of our board of directors will administer the 2012 Plan, and may delegate its administrative authority to a committee of one or more members of our board or one or more of our officers, subject to certain restrictions. Among other things, the compensation committee will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and terms and conditions of each award grant. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award.

        Award Agreements.    Options and other awards granted under the 2012 Plan will be evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

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

        Amendment and Termination of the 2012 Plan.    The compensation committee may at any time amend, modify or terminate the 2012 Plan subject to shareholder approval to the extent required by laws. Additionally, shareholder approval will be specifically required to increase the number of shares available under the 2012 Plan, or to permit the compensation committee to extend the term or the exercise period of an option or share appreciation right beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2012 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2012 Plan will expire and no further awards may be granted after the tenth anniversary of the shareholders' approval of the 2012 Plan.

        The table below sets forth, as of December 31, 2012, the option and restricted share grants made to our directors and executive officers and other individuals as a group, under our share incentive plans:

Name	Ordinary Shares Underlying Outstanding Options/ Restricted Shares	Exercise Price/ Purchase Price (US$/Share)	Grant Date/ Award Date	Expiration Date
Benson Haibing Wang	*	0.07	June 7, 2010	June 7, 2020
Roc Yunpeng Cheng	*	0.07	June 7, 2010	June 7, 2020
Crow Zhen Wei	*	0.07	June 7, 2010	June 7, 2020
Shengwen Rong	*	0.45	May 24, 2011	May 24, 2021
Qi Ji	*	0.45	May 24, 2011	May 24, 2021
Ted Lai	*	0.1960	July 20, 2012	July 20, 2022
Changtian Wang	*	0.1960	July 20, 2012	July 20, 2022
George Kuan	*	0.1960	July 20, 2012	July 20, 2022
JP Gan	*	0.1960	July 20, 2012	July 20, 2022
Paul Keung	*	0.45/nil	May 24, 2011	May 24, 2021
	*	0.2395	July 16, 2012	July 16, 2022
Frank Chenghua Zhu	*	0.07	June 7, 2010	June 7, 2020
	*	0.36	January 4, 2011	January 4, 2021
	*	0.2395	July 16, 2012	July 16, 2022

Name	Ordinary Shares Underlying Outstanding Options/ Restricted Shares	Exercise Price/ Purchase Price (US$/Share)	Grant Date/ Award Date	Expiration Date
Tiffany Tiefeng Qiang	*	0.07	June 7, 2010	June 7, 2020
	*	0.36	January 4, 2011	January 4, 2021
	*	0.2395	July 16, 2012	July 16, 2022
Quan Zhou	*	0.45/nil	May 24, 2011	May 24, 2021
	*	0.2395	July 16, 2012	July 16, 2022
Directors and executive officers as a group	14,000,000	0.07	June 7, 2010	June 7, 2020
	750,002	nil	January 4, 2011	January 4, 2021
	4,708,335	nil	May 24, 2011	May 24, 2021
	6,000,000	0.2395	July 16, 2012	July 16, 2022
	3,600,000	0.1960	July 20, 2012	July 20, 2022
Other individuals as a group	2,784,040	0.04	June 24, 2009	June 24, 2019
	8,712,320	0.07	June 7, 2010	June 7, 2020
	2,703,783	0.36/nil	January 4, 2011	January 4, 2021
	1,412,528	0.45/nil	May 24, 2011	May 24, 2021
	10,900,000	0.2395	July 16, 2012	July 16, 2022

*
Ordinary shares underlying the share options held by such person that are exercisable within 60 days after the date of this annual report comprise less than 1% of our outstanding ordinary shares.

        On February 28, 2012, our compensation committee approved a share option exchange program that offered our eligible directors and employees the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2010 Share Incentive Plan between January 2011 to May 2011 for our restricted shares at the ratio of 3:1. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. These replacement restricted shares are subject to substantially the same vesting schedule as the options that were validly tendered in the exchange offer. A total of 102 directors and employees accepted the offer, and tendered options to purchase an aggregate of 28,790,000 ordinary shares, including 14,090,000 shares granted on January 4, 2011 and 14,700,000 shares granted on May 24, 2011, in exchange for an aggregate of 9,596,718 restricted shares at a ratio of 3:1, which were granted on March 30, 2012. The exchange of the share option for restricted shares was accounted for as a modification of share-based award, which involves a cancellation of the original award and an issuance of a new award, with no incremental compensation cost recognized as the fair value of the restricted shares was not more than the fair value of the options given up on the date of exchange. This exchange program is expected to provide additional incentive and retention value. The replacement restricted shares to our directors, officers and employees as listed below:

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

C.    Board Practices

Board of Directors

        Our board of directors consists of nine members. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of the company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

        We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee, and adopt a charter for each of the committees. Each committee's members and functions are described below.

Audit Committee

        Our audit committee consists of Mr. Shengwen Rong, Mr. Ted Lai and Mr. George Kuan. Mr. Rong, Mr. Lai and Mr. Kuan satisfy the "independence" requirements of Section 303A of the Corporate Governance Rule of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Rong is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Rong, Mr. Lai and Mr. Kuan all have extensive knowledge and experience applying U.S. GAAP. From April 2010 to January 2012, Mr. Rong was the chief financial officer of Country Style Cooking Restaurant Chain Co., Ltd, a NYSE-listed company which prepares and presents its consolidated financial statements in accordance with U.S. GAAP, and also had experience applying U.S. GAAP at his previous positions at Google, Inc., Solectron Corp., and Siebel Systems. Prior to that, Mr. Rong worked at PricewaterhouseCoopers LLP in the United States and Beijing. Mr. Rong is a certified public accountant in the United States. Mr. Kuan has served in various finance and accounting roles at BMC Software Inc., including serving as the regional finance manager based in Australia and the country controller at BMC Japan. In BMC Software Inc., Mr. Kuan was a member of the corporate accounting team responsible for operating expenses management control. In BMC Japan, Mr. Kuan served in the corporate accounting team responsible for revenue recognition accounting practice, in accordance with GAAP software policy. Mr. Lai has experience of reviewing company financial statements related to his work with AngelVest, as well as with BBC Worldwide, Time Warner and the Walt Disney Company.

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

Compensation Committee

        Our compensation committee consists of Mr. JP Gan, Mr. Ted Lai and Mr. George Kuan. Mr. Gan, Mr. Tai and Mr. Kuan satisfy the "independence" requirements of Section 303A of the Corporate Governance Rule of the New York Stock Exchange. Mr. Gan is the chairman of our compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee consists of Mr. Changtian Wang, Mr. JP Gan and Mr. Shengwen Rong. Mr. Wang, Mr. Gan and Mr. Rong satisfy the "independence" requirements of Section 303A of the Corporate Governance Rule of the New York Stock Exchange. Mr. Wang is the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

        Pursuant to our memorandum and articles of association, our board of directors are designated into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after our initial public offering, respectively. Mr. Roc Yunpeng Cheng, Mr. Ted Lai and Mr. Changtian Wang have been designated as Class A directors. Mr. Crow Zhen Wei, Mr. Shengwen Rong and Mr. George Kuan have been designated as Class B directors. Mr. Jason Liqing Zeng, Mr. Benson Haibing Wang and Mr. JP Gan have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting after our initial offering, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

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

Board Observer

        We have granted Saban Media Ventures, an affiliate of Saban Capital Group, a non-voting observer seat on our board of directors for a period of eighteen months after the closing of the initial public offering, and our board of directors further renewed such period for another eighteen months to June 9, 2014. Mr. Sumeet Jaisinghani has been designated by Saban as our board observer since July 2011, and he is a director of Saban Capital Group, responsible for Saban's principal investment activities in Asia, and is head of the firm's Singapore office. In addition, Mr. Jaisinghani is a member of the Board of Directors of Partner Communications and Celestial Tiger Entertainment (CTE), and also played a key role in Saban's investments in Partner, Media Nusantara Citra, MNC Sky Vision, CTE and us.

D.    Employees

        We had 70, 233, 484, 575 and 640 employees as of December 31, 2008, 2009, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2012:

Function	Number of Employees	Percentage of total
Online operations	118	18.4%
Offline operations	35	5.5%
Product development	368	57.5%
Sales and marketing	54	8.4%
General and administrative	65	10.2%

Total	640	100.0%

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

        Substantially all of our employees are based in the PRC. In accordance with PRC laws, we participate in employee benefit plans organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans. We are required under PRC laws to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. A labor union of our employees was established to represent employees with respect to labor disputes and other employee matters. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or disputes with the labor department of the PRC government since our inception.

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The total number of ordinary shares outstanding as of December 31, 2012 is 766,282,380, including ordinary shares represented by ADSs. As of December 31, 2012, we had 29,633,648 ordinary shares which were legally issued according to our share incentive plans, but were not deemed issued or outstanding from accounting perspective.

        For each person and group included in the following table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group (which includes ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report) by the sum of (i) the number of ordinary shares outstanding as of the date of this annual report, (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report, and (iii) the number of non-vested equity shares held by such person or group that will vest within 60 days after the date of this annual report.

        Except as otherwise noted, the business address of each person listed in the table is c/o Taomee Holdings Limited, 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People's Republic of China.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Jason Liqing Zeng(1)	146,500,000	19.1
Benson Haibing Wang(2)	89,392,592	11.7
Crow Zhen Wei(3)	76,742,593	10.0
Roc Yunpeng Cheng(4)	73,642,593	9.6
JP Gan(5)	125,000,000	16.3
Shengwen Rong(6)	*	*
Ted Lai	—	—
Changtian Wang	—	—
George Kuan	—	—
Paul Keung(7)	*	*
Frank Chenghua Zhu(8)	*	*
Tiffany Tiefeng Qiang(9)	*	*
Quan Zhou(10)	*	*
All Directors and Executive Officers as a Group(11)	515,361,112	67.3

	Ordinary Shares Beneficially Owned
	Number	%
Principal Shareholders:
Frontier Technology Holdings Limited(12)	135,000,000	17.6
Speednext Industrial Limited(13)	11,500,000	1.5
Qiming Venture Partners II, L.P.(14)	113,418,000	14.8
Qiming Venture Partners II-C, L.P.(15)	9,931,500	1.3
Qiming Managing Directors Fund II, L.P(16).	1,650,500	0.2
Joy Union Holdings Limited(17)	86,392,592	11.3
Universys Holdings Ltd.(18)	74,492,593	9.7
Charming China Limited(19)	71,392,593	9.3

*
Less than 1%

(1)
Includes 6,750,000 ADSs representing 135,000,000 ordinary shares held by Frontier Technology Holdings Limited and 575,000 ADSs representing 11,500,000 ordinary shares held by Speednext Industrial Limited, a British Virgin Islands company wholly-owned by Mr. Zeng.

(2)
Represents 12 ordinary shares and 86,392,580 ordinary shares represented by 4,319,629 ADSs held by Joy Union Holdings Limited, a British Virgin Islands company wholly owned by Mr. Wang, and 3,000,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Wang.

(3)
Represents 13 ordinary shares and 74,492,580 ordinary shares represented by 3,724,629 ADSs held by Universys Holdings Ltd., a British Virgin Islands company wholly owned by Mr. Wei, and 2,250,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Wei.

(4)
Represents 13 ordinary shares and 71,392,580 ordinary shares represented by 3,569,629 ADSs held by Charming China Limited, a British Virgin Islands company wholly owned by Mr. Cheng, and 2,250,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Cheng.

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

(11)
Represents ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and the non-vested equity shares that will vest within 60 days of the date of this annual report held by all of our directors and executive officers as a group.

(12)
Represents 6,750,000 ADSs representing 135,000,000 ordinary shares held by Frontier Technology Holdings Limited, a British Virgin Islands company wholly owned by Mr. Jason Liqing Zeng. The registered address for Frontier Technology Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

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

(17)
Represents 12 ordinary shares and 86,392,580 ordinary shares represented by 4,319,629 ADSs held by Joy Union Holdings Limited, a British Virgin Islands company wholly owned by Mr. Benson Haibing Wang. The registered address for Joy Union Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(18)
Represents 13 ordinary shares and 74,492,580 ordinary shares represented by 3,724,629 ADSs held by Universys Holdings Ltd., a British Virgin Islands company wholly owned by Mr. Crow Zhen Wei. The registered address for Universys Holdings Ltd. is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(19)
Represents 13 ordinary shares and 71,392,580 ordinary shares represented by 3,569,629 ADSs held by Charming China Limited, a British Virgin Islands company wholly owned by Mr. Roc Yunpeng Cheng. The registered address for Charming China Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

        As of the date of this annual report, to our knowledge, 611,982,342 ordinary shares were held by two record holders in the United States, including JPMorgan Chase Bank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

        As part of our contractual arrangements with Shanghai Taomee and certain of its shareholders, Mr. Jason Liqing Zeng, our chairman, Mr. Benson Haibing Wang, our co-founder, director and chief executive officer, Mr. Crow Zhen Wei, our co-founder, director and chief technology officer, Mr. Roc Yunpeng Cheng, our co-founder, director and president and Mr. Bin Wang, Shanghai Shengran entered into a loan agreement with these five persons, under which Shanghai Shengran lent an interest-free loan of RMB2.5 million (US$0.4 million) to these persons, solely for their respective contributions to the increased capital of Shanghai Taomee, our significant VIE.

Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

        In June 2009, Shanghai Taomee entered into an agreement with Shenzhen ParaEngine Corporation, or Shenzhen ParaEngine, a company significantly influenced by Mr. Jason Liqing Zeng, who is a director of Shenzhen ParaEngine's controlling entity, for developing and operating a 3-D online virtual world for children. In August 2011, Shanghai Taomee entered into a supplement agreement with ParaEngine, pursuant to which Shanghai Taomee gave up its exclusive rights of this 3-D online virtual world and increased the royalty percentage to be paid to ParaEngine. In May 2012, Shanghai Taomee entered into another 3-D online virtual world co-develop agreement with ParaEngine. For the years ended December 31, 2010, 2011 and 2012, we paid US$31,208, US$173,281 and US$203,444 in royalty, and nil, nil, and US$0.2 million in licensing fees to Shenzhen ParaEngine, respectively. As of December 31, 2012, we had approximately US$13,954 due to Shenzhen ParaEngine Corporation.

        In October 2010, pursuant to an equity investment agreement which Shanghai Taomee entered into with Shenzhen Decent Investment Limited and two third party individuals, Shenzhen Ruigao was formed in the PRC for the purpose of developing console games. Shanghai Taomee obtained a 17.65% equity interest in Shenzhen Ruigao for total cash consideration of US$1.0 million which was paid in two installments, with the first payment being made in October 2010 and the remaining payment of US$0.5 million being paid in the first quarter of 2011. As we have the ability to exercise significant influence over Shenzhen Ruigao, we account for this investment using the equity method of accounting. In May 2012, a third party investor obtained 7.5% equity interest in Shenzhen Ruigao through capital injection, and our equity interest in Shenzhen Ruigao was reduced to 15.61%. In July 2012, Shanghai Taomee transferred all its equity interest in Shenzhen Ruigao for US$1.0 million and recorded a gain of US$0.3 million. Our share of losses in equity investment in Shenzhen Ruigao was US$0.05 million in 2010 and US$0.4 million in 2011, and our share of profits was US$0.2 million in 2012.

        In June 2011, Shanghai Shengran entered into an agreement with Taiwan Taomee for the license to Taiwan Taomee of certain operating rights of an online game developed and owned by Shanghai Shengran. Shanghai Shengran also entered into agreement with Taiwan Taomee for the license of certain offline products which are derived from the online game images. In 2012, Shanghai Shengran licensed Taiwan Taomee two additional online games. Revenues generated from Taiwan Taomee were

US$245,015 and US$240,160 for online licensing and offline licensing respectively for the year ended December 31, 2011, and US$127,644 and US$175,500 respectively for the year ended December 31, 2012. As of December 31, 2012, we had an amount due from Taiwan Taomee of US$185,053. In January 2013, Shanghai Shengran further granted Taiwan Taomee the exclusive right of two additional games at a license fee of US$0.1 million and will share the royalty at a certain agreed percentage.

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

        In November 2011, Taiwan Taomee went through a reorganization and contemporaneously issued new ordinary shares to existing shareholders and certain employees. As a result of such transactions, our equity interest in Taiwan Taomee was changed from 28.8% interest held through Elyn Corporation to a 27.6% effective interest which was held through (1) 29.50% in Elyn Corporation, which held 72.09% of Taiwan Taomee, and (2) 28.77% in Joy Children Technology Co., Ltd., or Joy Children, a shell company with no operations, which owned 21.86% of Taiwan Taomee after the reorganization. The change in equity interest reflected a dilution resulting from shares issued to Taiwan Taomee's employees, which were accounted for by Taiwan Taomee as stock compensation. In addition, we paid total consideration of US$668,992 in cash for the newly issued shares of Taiwan Taomee through Joy Children, which was recorded as an increase in equity method investment.

        In July 2012, our aggregated equity interest through Elyn and Joy Children in Taiwan Taomee was diluted from 27.6% to 27.1%, i.e. (1) 29.50% in Elyn, which holds 70.88% of Taiwan Taomee and (2) 28.77% in Joy Children, which holds 21.49% of Taiwan Taomee. The dilution was mainly due to the issue of new ordinary shares by Taiwan Taomee from capital surplus and appropriations of 2011 earnings to certain existing shareholders and employees.

        Our equity in profit in 2010, 2011 and 2012 was US$546,437, US$965,959 and US$506,644 of Elyn Corporation and nil, $7,757 and US$191,381 of Joy Children, respectively, and was recognized as share of profit in equity investment in the consolidated statements of operations.

        In July 2012, Shanghai Taomee entered into an operating agreement with Guangzhou Chuangyou Information Technology Co., Ltd., or Chuangyou, a company principally engaged in the design and development of online games in China, and a related party of us, as one of Chuangyou's investors is our director and principle shareholder. According to such operating agreement, Chuangyou granted to Shanghai Taomee the operating rights of an online game developed and owned by Chuangyou. For the year ended December 31, 2012, Shanghai Taomee had paid US$150,000 as licensing fee to Chuangyou, and recorded as amount due from Chuangyou.

        In November 2012, Shanghai Shengran provided an interest-free loan of US$76,366 to Chuangyou, and Chuangyou paid off the loans in December 2012.

        In the first quarter of 2013, Shanghai Animation entered into an agreement with a related party to jointly invest in the production and distribution of an animation film with our cartoon figures. According to the agreements, Shanghai Animation will invest RMB13.0 million (approximately US$2.1 million) in this project.

Employment Agreement

        See "Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements."

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

        On May 6, 2009, we issued 125,000,000 shares of Series A convertible redeemable preferred shares for aggregate cash proceeds of US$4,948,718, net of direct and incremental equity issuance costs of US$51,282 to new investors. As the Series A preferred shares were negotiated with independent third-party investors, the cash proceeds received represented the fair value of the issued Series A preferred shares. The accretion to the redemption value was calculated over the period from the issuance date to the earliest redemption date using the effective interest method and reflected as a reduction to net income to arrive at net income attributable to the ordinary shareholders in the accompanying consolidated statements of operations and amounted to US$468,580, US$200,601 and nil in 2010, 2011 and 2012, respectively. These amounts were considered deemed dividends for the years ended December 31, 2010, 2011 and 2012.

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

        The following table provides the high and low trading prices for our ADSs on the NYSE for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
Fiscal Year ended December 31, 2011 (from June 8, 2011)	17.90	3.95
Fiscal Year ended December 31, 2012	6.50	3.15
Quarterly Highs and Lows
Second Quarter ended June 30, 2011 (from June 8, 2011)	11.34	7.24
Third Quarter ended September 31, 2011	17.90	5.88
Fourth Quarter ended December 31, 2011	7.33	3.95
First Quarter ended March 31, 2012	6.50	4.50
Second Quarter ended June 30, 2012	5.75	3.74
Third Quarter ended September 31, 2012	4.89	3.25
Fourth Quarter ended December 31, 2012	3.84	3.15
First Quarter ended March 31, 2013	5.29	3.54
Monthly Highs and Lows
October 2012	3.84	3.37
November 2012	3.66	3.21
December 2012	3.59	3.15
January 2013	4.17	3.54
February 2013	5.29	3.95
March 2013	4.10	3.75
April 2013 (through April 15, 2013)	4.55	4.01

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

United States Federal Income Taxation

        The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (generally, property held for investment), and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

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

        If you are a partner in a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.

        The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

        The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of a depositary share and the issuer of the security underlying the depositary share may be taking actions that are inconsistent with the beneficial ownership of the underlying security (which may include, for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes, or the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Passive Foreign Investment Company

        Based on the market price of our ADSs and the composition of our income and assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

  •
  at least 75% of its gross income for such year is passive income; or

  •
  at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

        A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined, in part, by reference to the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of the ADSs and ordinary shares, which may fluctuate significantly.

        If we were treated as a PFIC for our taxable year ended December 31, 2012 and you held ADSs or ordinary shares during such year, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a "deemed sale" election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we were a PFIC and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

        For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any "excess distribution" you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

        If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity method investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, as applicable, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you are deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

        A U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. For this purpose, "marketable stock" is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you.

        If you make a mark-to-market election for the ADSs, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You will be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or other disposition of the ADSs, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed below under "—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares," except the lower tax rate applicable to qualified dividend income would not apply. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

        Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Since we believe we were a PFIC for our taxable year ended December 31, 2012, you should consult your tax advisor regarding any reporting requirements that may apply to you.

        You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in the ADSs or ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

        Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of certain dividends received from U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not and we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to "qualified dividend income," provided (1) either (a) our ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we were neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year (discussed below), and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs (but not our ordinary shares) are. Based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares may qualify as qualified dividend income because the ordinary shares are not themselves listed on a U.S. exchange. In addition, as discussed above in "—Passive Foreign Investment Company," we believe we were a PFIC for our taxable year ended December 31, 2012. If we are treated as a "resident enterprise" for PRC tax purposes under the PRC EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

        Any dividends we pay with respect to the ADSs or ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If any such dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to the ADSs or ordinary shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income."

        If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China"), the amount of the dividend would include the withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes would be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares

        Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a "resident enterprise" for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China"), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes, in which case, subject to certain conditions and limitations, such PRC tax would be eligible for credit against the holder's U.S. federal income tax liability. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Information Reporting and Backup Withholding

        Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other taxable disposition of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and backup withholding, unless the U.S. Holder is an exempt recipient. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9. U.S. Holders that are exempt from backup withholding may be required to complete U.S. Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

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

F.     Dividends and Paying Agents

        Not Applicable.

G.    Statement by Experts

        Not Applicable.

H.    Documents on Display

        We previously filed with the SEC our registration statement on Form F-1 (Registration Number 333-174293), as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares represented by the ADSs. We also filed with the SEC a related registration statement on Form F-6 (Registration Number 333-174441) with respect to the ADSs. We have also filed with the SEC our registration statements on Form S-8 (Registration Number 333-176920) with respect to our securities to be issued under our 2009 Stock Option Plan, 2010 Share Incentive Plan and 2012 Share Incentive Plan.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which included approximately US$19.6 million as of December 31, 2012. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect our results of operations and financial condition. Such fluctuations will also affect us with respect to the translation of the net proceeds that we will receive from the initial public offering into Renminbi. The Renminbi's exchange rate with the U.S. dollar is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

        To the extent that we need to convert U.S. dollars that we have on hand or receive from future financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2012, we had U.S. dollar-denominated cash balances of US$19.6 million. Assuming we had converted the US$1.0 million into the Renminbi at the exchange rate of US$1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been RMB122.4 million. Assuming a 5% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB116.3 million as of December 31, 2012.

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

Inflation Risk

        In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China's Consumer Price Index decreased by 0.7% in 2009, increased by 3.3% in 2010, and 5.4% in 2011, and 2.6% in 2012. If inflation rises, it may materially and adversely affect our business.

Credit Risk

        As of December 31, 2010, 2011 and 2012, substantially all of our cash and cash equivalents were held by financial institutions that we believe to have high credit quality such as large state-owned enterprises. Therefore, we believe we are not exposed to unusual risks. We have not experienced any losses on deposits of cash and cash equivalents. Due to the limited availability of online payment systems in China and the limited access children have to online payment channels, users pay for our online business primarily through purchase of our prepaid cards, which distributed through a network of third-party distributors. Before 2010, a majority of our prepaid cards were sold through Guangzhou New Fanlian Digital Technology Co., Ltd., our then national distributor. In 2010, we diversified our distributor network and our top three distributors contributed to 25.9%, 9.2% and 9.1% of the sales of our prepaid cards in 2010, 10.3%, 8.5% and 8.4% in 2011, and 9.8%, 8.9% and 7.2% 2012. We collect payment from distributors upon delivery of the prepaid cards, which helps reduce our accounts receivable. We have not experienced any significant bad debts with respect to our accounts receivable. We made no allowance for doubtful accounts in 2010 and 2012. We wrote off RMB1.0 million (US$155,171) in bad debt to an independent third party in 2011.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

        Not applicable.

B.    Warrants and Rights

        Not applicable.

C.    Other Securities

        Not applicable.

D.    American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

        ADS holders will be required to pay the following service fees to the depository:

Service	Fee
• Issuance of ADSs	Up to US$0.05 per ADS issued
• Cancellation of ADSs	Up to US$0.05 per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary
• Transfer of ADSs	US$1.50 per certificate presented for transfer

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

A.—D. Material Modifications to the Rights of Security Holders

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

        Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the consolidated financial statements.

        Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

        As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        Based on this assessment, our management has concluded that the internal control over financial reporting was effective as of December 31, 2012.

Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reporting during 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Shengwen Rong qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Rong satisfies the independence requirements under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ITEM 16B.    CODE OF ETHICS

        Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-174293) filed with the Securities and Exchange Commission on May 18, 2011, and have filed the amended code of business conduct and ethics as Exhibit 11.1 of our annual report on Form 20-F (file No. 001-35190) filed with the Securities and

Exchange Commission on April 18, 2012. We have posted a copy of our code of business conduct and ethics on our investor relations website at http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-sec. We hereby undertake to provide to any person without charge, upon a written request, a copy of our code of business conduct and ethics.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP our principal external auditors, for the periods indicated.

	2011	2012
	USD (in thousands)	USD (in thousands)
Audit fees(1)	608	625
Audit-related fees(2)	50	61
Tax fees(3)	58	13

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

        The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP including audit services, audit-related services, tax services and other services as described above for the fiscal year ended December 31, 2012, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit. Prior to our initial public offering, all initial public offering related accountant fees were approved by the Board.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not Applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

        The table below is a summary of the ADSs repurchased by us in the fiscal year of 2012.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(2)		Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(3)
June 4, 2012 to June 29, 2012	56,756	US$	4.50	180,414	US$	9,182,144
July 2, 2012 to July 31, 2012	59,687	US$	4.23	240,101	US$	8,929,423
August 1, 2012 to August 31, 2012	49,024	US$	3.82	289,125	US$	8,742,328
September 4, 2012 to September 28, 2012	84,480	US$	3.70	373,605	US$	8,430,065
October 1, 2012 to October 26, 2012	66,222	US$	3.65	439,827	US$	8,188,261
November 1, 2012 to November 23, 2012	24,000	US$	3.48	463,827	US$	8,104,836
December 3, 2012 to December 31, 2012	121,725	US$	3.47	585,552	US$	7,682,706
Total	461,894	US$	3.80	585,552	US$	7,682,706

(1)
All the ADSs were purchased in the open market.

(2)
Each ADS represents 20 ordinary share. Average price includes service charge and commission occurred during the repurchase.

(3)
On November 28, 2011, we announced a share repurchased plan approved by our board of directors on November 22, 2011 to repurchase our ADSs, through open market purchase or privately negotiated transactions, up to US$10 million over a period of 12 months. On September 28, 2012, we announced that our board of directors approved the extension of such share repurchase plan for another 12 months from November 23, 2012 to November 23, 2013 to repurchase our ADSs up to the remaining balance of the US$10 million.

        As of the date of this annual report, the 461,894 ADSs repurchased in the fiscal year of 2012, representing 9,237,880 ordinary shares, have been cancelled.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not Applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE's Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the New York Stock Exchange.

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not Applicable.

 PART III

ITEM 17.    FINANCIAL STATEMENTS

        We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

        The consolidate financial statements of Taomee Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document
1.1	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, to be effective upon the completion of the initial public offering. (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
2.1	Registrant's Specimen American Depositary Receipt (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-174441) filed with the Commission on May 24, 2011)
2.2	Registrant's Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 31, 2011)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-174441) filed with the Commission on May 24, 2011)
4.1	Shareholder's Agreement, dated as of May 6, 2009, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder. (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.2	2009 Stock Option Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.3	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.4	Form of Indemnification Agreement with the Registrant's directors and officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.5†	Form of Employment Agreements with the Registrant's senior executives.(incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011 and May 24, 2011)
4.6	English Translation of Loan Agreement, dated as of June 12, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)

Exhibit Number	Description of Document
4.7	English Translation of Proxy Agreement, dated as of December 31, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng, Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.8	English Translation of Option Agreement, dated as of December 31, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.9	English Translation of Business Operation Agreement, dated as of December 31, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng, Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.10	English Translation of Commercial Cooperation Agreement between Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.11	English Translation of Equity Interest Pledge Agreement, dated as of March 17, 2010 among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng, Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.12	English Translation of Joint Operation Agreement, dated as of September 9, 2010, between 7th Road Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.13	Form of Director Agreement with independent directors of the Registrant (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.14	Registration Rights Addendum, dated as of May 4, 2011, between Taomee Holdings Limited and Saban Media Ventures LLC. (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.15	Share Transfer Agreement, dated October 20, 2011, among Newtex Holdings Limited, Taomee Holdings Limited, Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., Qiming Managing Directors Fund II, L.P., Concord IX Venture Capital Co., Ltd. and Concord Consulting Inc. (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 18, 2012)

Exhibit Number		Description of Document
4.16		Share Transfer Agreement, dated November 25, 2011, among Newtex Holdings Limited, Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., Qiming Managing Directors Fund II, L.P., Concord IX Venture Capital Co., Ltd., Concord Consulting Inc., Taomee Holdings Limited and Elyn Corporation (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 18, 2012)
4.17	*	English Translation of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd.
4.18	*	English Translation of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd.
4.19	*	English Translation of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Xinsheng Information Technology Co., Ltd.
4.20	*	English Translation of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Taomee Animation Co., Ltd.
4.21	*	English Translation of Form Regional Agency Sales Cooperation Agreement of Internet Physical Cards between the Company and third-party distributor
4.22	*	English Translation of Form Regional Agency Sales Cooperation Agreement of Internet Visual Cards between the Company and third-party distributor
4.23	*	Investment Agreement, dated December 26, 2011, between Jason Liqing Zeng, Jianbin Huang, Kai Luo, Xiulan Wu, Tingke He, Guangzhou Chuangyou Information Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd.
4.24	*	Subscription Agreement, dated June 1, 2012, between Shanghai Taomee Network Technology Co., Ltd. and Jinjun Zhao with respect to the establishment of Guangdong Taomee
4.25	*	Joint Investment Contract for Seer III the Movie, dated February 1, 2013, between Shanghai Taomee Animation Co., Ltd. and Beijing Enlight Pictures Co. Ltd.
8.1	*	Subsidiaries of the Registrant
11.1		Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 18, 2012)
12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Allbright Law Offices
15.2	*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS	**	XBRL Instance Document.
101.SCH	**	XBRL Taxonomy Extension Schema Document.
101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	**	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: April 17, 2013

TAOMEE HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
TAOMEE HOLDINGS LIMITED

        We have audited the accompanying consolidated balance sheets of Taomee Holdings Limited (the "Company") and its subsidiaries and variable interest entities (the "Group") as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012.These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China
April 17, 2013

TAOMEE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In US dollars, except share and per share data, unless otherwise stated)

	As of December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	$120,678,898	$118,570,672
Accounts receivable	1,422,534	2,371,060
Inventory	—	41,316
Income tax recoverable	—	49,956
Due from related party	202,267	893,020
Prepayments and other current assets	1,514,565	2,071,509
Deferred tax assets—current	3,247,404	2,969,896

Total current assets	127,065,668	126,967,429
Investment in equity investees	2,406,111	8,262,077
Property and equipment, net	2,405,576	1,305,721
Acquired intangible asset	1,379,154	1,664,763
Other assets	1,197,907	1,557,532

Total assets	$134,454,416	$139,757,522

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Taomee Holdings Limited of 205,095 and 425,845 as of December 31, 2011 and 2012, respectively)	$221,820	$434,626
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to Taomee Holdings Limited of 190,398 and 245,189 as of December 31, 2011 and 2012, respectively)	2,187,076	—
Due to related parties (including due to related parties of the consolidated VIEs without recourse to Taomee Holdings Limited of 13,115 and 14,725 as of December 31, 2011 and 2012, respectively)	66,104	89,728
Advance from customers (including advance from customers of the consolidated VIEs without recourse to Taomee Holdings Limited of 8,766,104 and 6,730,725 as of December 31, 2011 and 2012, respectively)	10,223,309	8,142,177
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Taomee Holdings Limited of 12,912,939 and 12,061,510 as of December 31, 2011 and 2012, respectively)	12,912,939	12,061,510
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Taomee Holdings Limited of 775,807 and 1,281,439 as of December 31, 2011 and 2012, respectively)	5,680,706	5,265,461
Deferred tax liabilities—current (including deferred tax liabilities of the consolidated VIEs without recourse to Taomee Holdings Limited of 9,600 and 13,473 as of December 31, 2011 and 2012, respectively)	10,910	13,473

Total current liabilities	31,302,864	26,006,975

Commitments and contingencies (Note 13)
Equity:
Taomee Holdings Limited shareholders' equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 730,900,680 and 736,648,732 shares issued; 728,427,520 and 732,409,792 shares outstanding as of December 31, 2011 and 2012, respectively)	14,618	14,733
Treasury stock (at cost)	(562,502)	(747,359)
Additional paid-in capital	70,782,370	72,437,283
Accumulated other comprehensive income	2,366,216	2,555,570
Retained earnings	30,550,850	39,412,717

Taomee Holdings Limited shareholders' equity	103,151,552	113,672,944
Noncontrolling interests	—	77,603

Total equity	103,151,552	113,750,547

Total liabilities and equity	$134,454,416	$139,757,522

        The accompanying notes are an integral part of these consolidated financial statements.

 TAOMEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2010	2011	2012
Revenues:
Online business, net	$33,682,849	$40,330,778	$32,169,495
Offline business, net	2,290,045	5,066,263	8,038,739

Total net revenues	35,972,894	45,397,041	40,208,234

Cost of services:
Online business	(5,165,602)	(6,035,323)	(6,949,772)
Offline business	(685,583)	(1,652,235)	(3,048,618)

Total cost of services	(5,851,185)	(7,687,558)	(9,998,390)

Gross profit	30,121,709	37,709,483	30,209,844

Operating income (expenses):
Product development expenses	(4,649,036)	(10,303,929)	(12,317,528)
Sales and marketing expenses	(1,569,972)	(6,254,531)	(9,966,282)
General and administrative expenses	(5,728,962)	(7,965,104)	(10,077,739)
Other operating income	278,250	1,733,418	5,511,806

Total operating expenses	(11,669,720)	(22,790,146)	(26,849,743)

Income from operations	18,451,989	14,919,337	3,360,101
Interest income	240,132	1,409,662	2,646,967
Other income (expenses), net	(115,345)	666,961	858,869

Income before income taxes and share of profit in equity method investments	18,576,776	16,995,960	6,865,937

Income tax benefit (expense):
Current	(7,204)	(2,539,332)	1,279,003
Deferred	2,510,931	812,262	(424,099)

Total income tax benefit (expense)	2,503,727	(1,727,070)	854,904

Income before share of profit in equity method investments	21,080,503	15,268,890	7,720, 841
Share of profit in equity method investees	493,573	4,224,281	1,139,650

Net income	21,574,076	19,493,171	8,860,491

Net loss attributable to noncontrolling interest	—	—	(1,376)

Net income attributable to Taomee Holdings Limited	$21,574,076	$19,493,171	$8,861,867

Deemed dividend on Series A convertible redeemable preferred shares	(468,580)	(200,601)	—

Net income attributable to holders of ordinary shares	$21,105,496	$19,292,570	$8,861,867

Earnings per share:
Basic	$0.04	$0.03	$0.01
Diluted	$0.04	$0.03	$0.01
Weighted average number of shares used in calculating earnings per share:
Basic	450,000,000	606,648,098	731,303,362
Diluted	458,482,370	640,377,175	753,533,499

The accompanying notes are an integral part of these consolidated financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2010	2011	2012
Net income	$21,574,076	$19,493,171	$8,860,491
Other comprehensive income, net of tax
Foreign currency translation adjustments	592,923	1,683,779	189,354

Comprehensive income	22,166,999	21,176,950	9,049,845
Comprehensive loss attributable to noncontrolling interest	—	—	(1,376)

Comprehensive income attributable to Taomee Holdings Limited	22,166,999	21,176,950	9,051,221

Deemed dividend on Series A convertible redeemable preferred shares	(468,580)	(200,601)	—

Comprehensive income attributable to holders of ordinary shares	$21,698,419	$20,976,349	$9,051,221

 TAOMEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share and per share data, unless otherwise stated)

	Taomee Holdings Limited Shareholders' equity
	Ordinary shares		Treasury stock				Accumulated other comprehensive income
					Additional paid-in capital	Retained earnings			Noncontrolling interests
	Shares	Amount	Shares	Amount				Total		Total
Balance as of January 1, 2010	450,000,000	$9,000	—	$—	$988,088	$152,784	$89,514	$1,239,386	$—	$1,239,386
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(468,580)	—	(468,580)	—	(468,580)
Share-based compensation	—	—	—	—	170,446	—	—	170,446	—	170,446
Dividends declared	—	—	—	—	—	(10,000,000)	—	(10,000,000)	—	(10,000,000)
Net income	—	—	—	—	—	21,574,076	—	21,574,076	—	21,574,076
Foreign currency translation adjustment	—	—	—	—	—	—	592,923	592,923	—	592,923

Balance as of December 31, 2010	450,000,000	$9,000	—	$—	$1,158,534	$11,258,280	$682,437	$13,108,251	$—	$13,108,251
Issuance of ordinary shares (net of issuance cost of US$7,707,115)	154,254,480	3,085	—	—	61,704,316	—	—	61,707,401	—	61,707,401
Conversion of series A preferred shares to ordinary shares	125,000,000	2,500	—	—	5,825,491	—	—	5,827,991	—	5,827,991
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(200,601)	—	(200,601)	—	(200,601)
Repurchase of shares	—	—	2,473,160	(562,502)	—	—	—	(562,502)	—	(562,502)
Exercise of options	1,646,200	33	—	—	97,276	—	—	97,309	—	97,309
Share-based compensation	—	—	—	—	1,996,753	—	—	1,996,753	—	1,996,753
Net income	—	—	—	—	—	19,493,171	—	19,493,171	—	19,493,171
Foreign currency translation adjustment	—	—	—	—	—	—	1,683,779	1,683,779	—	1,683,779

Balance as of December 31, 2011	730,900,680	$14,618	2,473,160	$(562,502)	$70,782,370	$30,550,850	$2,366,216	$103,151,552	$—	$103,151,552
Repurchase of shares	—	—	9,237,880	(1,754,792)	—	—	—	(1,754,792)	—	(1,754,792)
Cancellation of repurchased shares	(7,472,100)	(149)	(7,472,100)	1,569,935	(1,569,786)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	13,220,152	264	—	—	550,966	—	—	551,230	—	551,230
Share-based compensation	—	—	—	—	2,252,552	—	—	2,252,552	—	2,252,552
Reversal of accrued IPO costs	—	—	—	—	421,181	—	—	421,181	—	421,181
Noncontrolling interest for establishment of Guangdong Taomee	—	—	—	—	—	—	—	—	78,979	78,979
Net income (loss)	—	—	—	—	—	8,861,867	—	8,861,867	(1,376)	8,860,491
Foreign currency translation adjustment	—	—	—	—	—	—	189,354	189,354	—	189,354

Balance as of December 31, 2012	736,648,732	$14,733	4,238,940	$(747,359)	$72,437,283	$39,412,717	$2,555,570	$113,672,944	$77,603	$113,750,547

The accompanying notes are an integral part of these consolidated financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2010	2011	2012
Operating activities:
Net income	$21,574,076	$19,493,171	$8,860,491
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	170,446	1,996,753	2,252,552
Depreciation and amortization	871,408	2,320,731	2,629,532
Share of profits in equity method investees, net of gain/loss on disposals	(493,573)	(4,224,281)	(1,139,650)
Deferred income taxes	(2,510,931)	(812,262)	424,099
Loss on disposal of property and equipment	43,422	12,325	3,891
Write-off of other receivable	—	(155,171)	—
Changes in assets and liabilities:
Accounts receivable	361,301	(984,291)	(948,526)
Inventories	—	—	(41,316)
Due from related party	—	(202,267)	16,608
Prepayments and other current assets	(76,423)	360,721	(232,860)
Other assets	(1,040,813)	(713,993)	(565,770)
Accounts payable	344,698	(122,878)	212,806
Income taxes payable	(21,917)	2,187,076	(2,237,032)
Due to related parties	38,826	(25,711)	76,613
Advance from customers	5,187,295	1,539,111	(2,081,132)
Deferred revenue	8,878,856	2,129,741	(851,429)
Accrued expenses and other current liabilities	3,685,152	(412,638)	160,218
Return on investment in equity investees	—	—	623,120

Net cash provided by operating activities	37,011,823	22,386,137	7,162,215

Investing activities:
Purchases of property and equipment	(2,973,520)	(826,122)	(336,612)
Purchase of intangible asset	—	(1,233,020)	(1,398,020)
Lending of loans receivable	—	—	(79,548)
Loan to a related party	—	—	(76,366)
Collection of amounts due from a related party	56,114	—	76,366
Payment of loans to shareholders of a VIE	(366,129)	—	—
Cash paid to acquire equity method investees	(493,185)	(1,118,538)	(6,957,520)
Proceeds from sale of equity method investees	—	3,885,000	1,041,124

Net cash provided by (used in) investing activities	(3,776,720)	707,320	(7,730,576)

Financing activities:
Proceeds from issuance of ordinary shares	—	69,414,516	—
Issuance cost of ordinary shares	(414,430)	(6,943,426)	(340,713)
Cash dividends paid	(1,050,000)	(8,950,000)	—
Proceeds from exercise of share options	—	—	275,825
Capital contribution from noncontrolling interest	—	—	78,979
Repurchase of ordinary shares	—	(562,502)	(1,681,520)

Net cash provided by (used in) financing activities	(1,464,430)	52,958,588	(1,667,429)

Effect of exchange rate changes	481,556	1,539,719	127,564

Net increase in cash and cash equivalents	32,252,229	77,591,764	(2,108,226)

Cash and cash equivalents, beginning of the year	10,834,905	43,087,134	120,678,898

Cash and cash equivalents, end of the year	$43,087,134	$120,678,898	$118,570,672

Supplemental disclosure of cash flow information:
Income taxes paid	$21,917	$352,255	$950,028

Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses	$76,567	$80,942	$—
Initial public offering costs not yet paid	$252,060	$761,894	$—

The accompanying notes are an integral part of these consolidated financial statements.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities

        Taomee Holdings Limited (the "Company"), all of its subsidiaries and consolidated variable interest entities ("VIEs") are collectively referred to as the "Group". The Group is principally engaged in the development and operation of online virtual worlds, mobile applications and certain licensed online services, the provision of related offline operations by licensing the Group's proprietary cartoon figures to merchandisers and book publishers as well as producing films and trading interactive toys featuring the Group's cartoon figures. The Group's principal operations and geographic market are in the People's Republic of China ("PRC").

        Prior to June 12, 2009, the business of the Group operated through the following two entities which were both registered in the PRC and each is owned by a group of PRC citizens (collectively referred to as the "shareholders") with identical shareholdings—Shanghai Taomee Network Technology Co., Ltd. and Shanghai Qidong Information Technology Co., Ltd. (the two entities collectively referred to as the "Combined Entities"):

Entities under common ownership	Percentage of collective ownership	Date of incorporation or combination	Initial capital contribution
Shanghai Taomee Network Technology Co., Ltd. ("Shanghai Taomee")	100%	October 8, 2007	$992,813
Shanghai Qidong Information Technology Co., Ltd. ("Shanghai Qidong")	100%	March 4, 2009	$81,054

        On September 26, 2008, the same group of shareholders formed Taomee Holdings Limited in the Cayman Islands with identical shareholdings as the Combined Entities. Then a series of contemplated restructuring transactions occurred leading to preferred share financing in May 2009 for the purpose of reincorporation of Shanghai Taomee and Shanghai Qidong as variable interest entity ("VIE") subsidiaries of the Company (the "Reorganization"). In May 2009, the Company issued Series A convertible redeemable preferred shares to third party investors. The Reorganization was necessary to comply with the PRC law and regulations which prohibit or restrict foreign ownership of companies that provide Internet content services, which include providing online entertainment platform services. The share and per share data relating to the ordinary shares issued to the shareholders by the Company during the Reorganization are presented as if the recapitalization transactions occurred at the beginning of the first period presented.

        As part of the Reorganization, the Company established Shanghai Shengran Information Technology Co., Ltd. ("Shanghai Shengran"), a wholly foreign owned enterprise in the PRC. Since the Company does not have any equity interests in Shanghai Taomee and Shanghai Qidong (the "VIEs"), in order to exercise effective control over their operations, on June 12, 2009, the Company, through its wholly owned subsidiary Shanghai Shengran, entered into a series of contractual arrangements with the VIEs and the shareholders, pursuant to which the Company is entitled to receive effectively all

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities (Continued)

economic benefits generated from the shareholders' equity interests in the VIEs. These contractual arrangements include:

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

  (iv)
  an Exclusive Technical and Marketing Services Agreement between the VIEs and Shanghai Shengran, under which Shanghai Shengran is engaged by the VIEs as the exclusive provider of software services, technology support, and marketing services for a service fee. By virtue of the governance rights Shanghai Shengran maintains over the VIEs, through the terms of the other agreements noted above, the Company is able unilaterally renew, extend or amend the service agreements at its discretion;

  (v)
  a Share Pledge Agreement, under which the shareholders pledged all of their equity interests in the VIEs to Shanghai Shengran as collateral to secure their obligations under the agreement, and all benefits derived from the equity interests in the VIEs shall be the guarantee for the VIEs' debt. The Share Pledge Agreement is continuously effective until the full performance of the contractual obligations or the full repayment of the guaranteed liabilities as described in such agreement; and

  (vi)
  a Loan Agreement, under which Shanghai Shengran shall provide interest-free loans of up to a total of RMB2.5 million (equivalent to $366,129) to PRC citizens Mr. WANG Haibing, Mr. WEI Zhen, Mr. CHENG Yunpeng, Mr. ZENG Liqing and Mr. WANG Bin (collectively referred to as the "five shareholders") for their respective capital contributions in the VIEs. The loans have an unspecified term and will remain outstanding for the duration of Shanghai Shengran or until such time that Shanghai Shengran elects to terminate the agreement (which is at Shanghai Shengran's sole discretion) at which point the loans are payable on demand. The five shareholders of the VIEs may not prepay all or any portion of the loans without Shanghai Shengran's prior written request. (Note 15)

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities (Continued)

        Under the above agreements, the shareholders of the VIEs irrevocably granted Shanghai Shengran the power to exercise all voting rights to which they were entitled. In addition, Shanghai Shengran has the option to acquire all of the equity interests in the VIEs, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Shanghai Shengran is entitled to receive service fees for certain services to be provided to the VIEs.

        These contractual agreements are designed to provide the Company control of the VIEs. The Call Option Agreement and Proxy Agreement provide Shanghai Shengran effective control over the VIEs, while the Share Pledge Agreement secures the shareholders' obligations under these agreements. Because the Company, through its wholly owned subsidiary Shanghai Shengran has (1) the power to direct the activities of the VIEs that affect the Company's economic performance and (2) the right to receive benefits from the VIEs, it has been deemed to be the primary beneficiary of the VIEs and as a result consolidated the respective VIEs since the date of execution of such agreements. The call option on subsidiary shares under the Call Option Agreement and the guarantee of VIEs' debt under the Share Pledge Agreement have not been accounted for in the consolidated financial statements since they are agreements between a parent and a consolidated subsidiary. The service fees under the Exclusive Technical and Marketing Services Agreement are eliminated upon consolidation.

        In arriving at the conclusion that the Company is the primary beneficiary of the VIEs, the Company relied on the determination that the Company's rights under the terms of the Option Agreement provide it with a substantive kick out right, subject to applicable PRC law. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for the Company to currently exercise its rights under the Option Agreement.

        The Company has concluded that these contractual arrangements are legally binding and the Company exercises control over the VIEs. The Group's current ownership structure, as well as the contractual arrangements that Shanghai Shengran entered into with the consolidated VIEs and their shareholders are in compliance with all existing PRC laws and regulations. However, the aforementioned contractual arrangements with the VIEs and their respective shareholders are subject to risks and uncertainties:

  •
  The VIEs and their respective shareholders may have or develop interests that conflict with the Company's interests, which may lead them to pursue opportunities in violation of or to refuse to renew the aforementioned contractual arrangements.

  •
  The VIEs or their shareholders may be deemed to be in violation of PRC laws and regulations or could fail to obtain the proper operating licenses. As a result, the PRC government could:

  1)
  Confiscate incomes of the VIEs, impose fines or other requirements with which the Company's PRC subsidiaries may not be able to comply;

  2)
  Revoke the business or operating licenses of the Company's PRC subsidiaries;

  3)
  Require a restructuring of the current VIE structure, or require the VIEs or the Company to mandate a change in ownership structure or operations of the VIEs or the Company, or discontinue all or any portion of their business.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities (Continued)

    4)
    Discontinue or restrict the operations of any related-party transactions among the Company's PRC subsidiaries;

    5)
    Limit the Group's business expansion in China through contractual arrangements;

    6)
    Restrict or prohibit the Company's use of the proceeds from any additional public offering to finance the Company's business and operations in China.

  •
  The aforementioned contractual agreements may not be as effective as direct ownership in providing control over the VIEs. The Group may incur substantial costs and resources to enforce such arrangements if the shareholders of the VIEs fail to perform their respective obligations under the contractual arrangements.

  •
  Although the aforementioned contractual agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

        If these adverse circumstances were to occur, the Company may lose the ability to exert effective control over the VIEs, and it may lose the ability to receive economic benefits from the VIEs. As a result, the Company may not be able to consolidate the VIEs into its consolidated financial statements. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the wholly owned foreign enterprises ("WOFEs") or the VIEs.

        The aforementioned shareholders collectively own all of the equity interests in the VIEs and together own a majority of the Company's shares as of December 31, 2012. The Company cannot assure that, when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders may encounter in their capacity as owners of record and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Company. The Company believes the shareholders will not act contrary to any of the contractual arrangements and the Option Agreement entitles the Company to remove the shareholders as beneficial shareholders of the VIEs should any of them act in a way that is detrimental to the Company. The Company relies on the shareholders as directors and executive officers of the Company to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and any of the shareholders, the Company would have to rely on legal proceedings, which could result in disruption to its business, and there would likely be substantial uncertainty as to the outcome of any such legal proceedings.

        Nonetheless, the Company believes that its ability to direct the activities of the VIEs that most significantly impact their economic performance and the VIE arrangements are not affected by current PRC laws and regulations. Accordingly, the VIEs continue to be consolidated by the Company, as the primary beneficiary.

        However, there may be changes and other developments in the PRC laws, regulations or interpretations that could affect the Company's ability to control the VIEs and preclude the Company from consolidating the VIEs in the future.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities (Continued)

        Shanghai Taomee Animation Co., Ltd. and Guangdong Taomee Animation Technology Co., Ltd. were incorporated under Shanghai Taomee Network Technology Co., Ltd and were consolidated since their respective date of incorporation.

        The subsidiaries and consolidated VIEs of the Company as of December 31, 2012 are as follows:

Name of subsidiaries and consolidated VIEs	Percentage of ownership	Date of incorporation or combination	Place of incorporation
Taomee Holdings (HK) Limited ("Taomee Hong Kong")	100%	November 27, 2008	Hong Kong
Shanghai Shengran Information Technology Co., Ltd. ("Shanghai Shengran")	100%	June 12, 2009	PRC
Shanghai Taomee Network Technology Co., Ltd. ("Shanghai Taomee")	100%	October 8, 2007	PRC
Shanghai Qidong Information Technology Co., Ltd. ("Shanghai Qidong")	100%	March 4, 2009	PRC
Shanghai Taomee Animation Co., Ltd. ("Shanghai Animation")	100%	November 11, 2010	PRC
Guangdong Taomee Animation Technology Co., Ltd. ("Guangdong Taomee")	95%	June 1, 2012	PRC
Shanghai Xinsheng Information Technology Co., Ltd. ("Shanghai Xinsheng")	100%	October 31, 2012	PRC

        Summary financial information of the Group's VIEs included in the accompanying consolidated financial statements (after eliminating all intercompany transactions and balances) is as follows:

	December 31,
	2011	2012
Total asset	$24,162,836	$22,476,039

Total liabilities	$22,873,058	$20,722,906

	For the year ended December 31,
	2010	2011	2012
Net revenues	$34,726,994	$41,204,989	$33,535,368

Net income	$30,929,755	$33,468,498	$20,773,883

        The VIEs contributed an aggregate of 96.5%, 90.8% and 83.4% of the consolidated net revenues for the year ended December 31, 2010,2011 and 2012, respectively. The Company's operations not conducted through contractual arrangements with the VIE primarily consist of its merchandise licensing and book royalty business. As of the fiscal years ended December 31, 2011 and 2012, the VIEs accounted for an aggregate of 18.0% and 16.1%, respectively, of the consolidated total assets, and

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities (Continued)

73.1% and 79.9%, respectively, of the consolidated total liabilities. The assets not associated with the VIE primarily consist of cash and cash equivalents.

        There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were to require financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans.

        Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 12 for disclosure of restricted net assets.

2. Summary of principal accounting policies

(1)
Basis of presentation

        The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP"). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

        The financial statements include the Consolidated Statements of Comprehensive Income as required by new accounting guidance, which the Company retrospectively adopted during 2012.

(2)
Basis of consolidation

        The consolidated financial statements include the financial statements of the Group, its subsidiaries and VIEs. All intercompany transactions and balances are eliminated upon consolidation.

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

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

(3)
Use of estimates

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Actual results may differ from those estimates. Significant accounting estimates reflected in the Group's consolidated financial statements mainly include allowance for doubtful accounts, the useful life of in-game items, useful life and impairment for property and equipment and intangible asset, impairment of cost method investment and equity method investments, future cash flow estimates for purposes of determining the fair value of the ordinary shares of the Company before the IPO, assumptions related to the valuation of share-based compensation and related forfeiture rates, consolidation of VIEs, assumptions applied in the classification of equity investments and realization of deferred tax assets. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

(4)
Cash and cash equivalents

        Cash and cash equivalents represent cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(5)
Accounts receivable, net

        Accounts receivable mainly consists of receivables from the distribution of films, receivables from third party online payment channels, and royalties due from corporate customers, and is recorded net of allowance for doubtful accounts. The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowance for doubtful accounts are charged to general administrative expenses. The Group recorded no allowance for doubtful accounts as of December 31, 2011 and 2012, respectively, as the risk of bad debt was remote.

(6)
Inventory

        Inventory as of December 31, 2012 primarily consists of interactive toys. Inventories are stated at the lower of cost or market and the cost of merchandise inventory is determined using the weighted average cost method. The Group records valuation adjustments to write-down the inventories if the cost of specific inventory items on hand exceeds the amount expected to realize from the ultimate sale or disposal of the inventory. The Group recorded no inventory write-downs in all periods presented.

(7)
Investment in equity method investees

        The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of earnings and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, adjustments to recognize certain differences between the Group's carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

exceed the Group's cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group's cumulative equity in the investee's earnings are considered as a return of investment and classified as cash inflows from investing activities. Equity method investments only include non-marketable investments. For equity investment over which the Group does not have significant influence or control, the cost method of accounting is used.

        The Group assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee's products and technologies, the general market conditions in the investee's industry or geographic area, factors related to the investee's ability to remain in business, such as the investee's liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds.

(8)
Property and equipment, net

        Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line method over the following estimated useful lives:

Estimated useful lives
Leasehold improvements	Lesser of the lease term or their estimated useful lives
Computers and office equipment	3-5 years
Software	Lesser of 5 years or the contracted term of use
Vehicles	4 years
(9)
Impairment of long-lived assets

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. There was no impairment charge recognized for the years ended December 31, 2010, 2011 and 2012.

(10)
Acquired intangible asset, net

  Upfront licensing fees

        Upfront licensing fees paid to third party licensors are capitalized when paid and amortized on a straight-line basis over the shorter of the estimated economic life of the intangible assets or license period, ranging from three to seven years. Amortization of acquired game licenses commences upon the commercial launch of the related online game. As of December 31, 2011 and 2012, the carrying

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

values of these acquired upfront licensing fees were $1.2 million and $1.5 million and the accumulated amortization were nil and $0.2 million, respectively.

  Domain Name

        Company purchased a domain name from a third party in 2009 for $141,735. The domain name is considered to have an indefinite useful life, as there is no legal or contractual limit to its terms of usage. The intangible asset is carried at cost less any accumulated impairment losses.

        The Group tests the intangible asset for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount of the intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. There was no impairment charge recognized for the years ended December 31, 2010, 2011 and 2012.

        The Group recorded amortization of acquired intangible assets of nil, nil and $204,266 for the years ended December 31, 2010, 2011 and 2012, respectively.

(11)
Film cost

        Film cost include capitalizable production costs, production overhead, development costs and acquired production costs for the production of animated films which have been completed or are still in production. The costs are stated at the lower of cost, less accumulated amortization, or fair value.

        Film production costs are capitalized and then amortized to cost when the films are completed and on release, together with any participation and residual costs, based on the ratio of the current period's revenues to estimated remaining total revenues ("Ultimate Revenues") from all sources on an individual production basis. Ultimate Revenues for film productions include revenues that will be earned within ten years from the date of the initial theatrical release. These estimates are reviewed on a periodic basis.

        Costs of film productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The amount by which the unamortized costs of film productions exceed their estimated fair values is written off.

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

        The substance of the arrangements are a purchase of an economic interest in a film from the third parties coupled with a sale of the intellectual property license of Shanghai Taomee's cartoon figures. During production, the Group records the amount paid to the third parties as its capitalized film costs

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

up to the Group's proportionate share of the actual cumulative film production costs that have been incurred by the third parties, as the Group assumes full risk for that portion of the film asset acquired in this transaction. The Group shares the same estimates of ultimate revenue and ultimate participation costs as the other participants. When the film is released, the Group recognizes its share of the net profit due from the other participants as film revenue and amortizes the capitalized film costs as cost of film revenue on the consolidated statement of operations based on the ratio of the current period revenues to the estimated ultimate revenues and an estimated profit margin from the film. The Group records the prepayments and capitalized film costs under these arrangements in other assets on its consolidated balance sheet.

        The Group recorded amortization of capitalized film costs of nil, $556,899 and $968,276 for the years ended December 31, 2010, 2011 and 2012, respectively.

(12)
Treasury Stock

        The Group accounted for those shares repurchased but not yet cancelled as Treasury Stock at cost and showed separately in the Shareholders' Equity. When the Group cancels the treasury stock, the difference between the original issuance price and the repurchase price is charged to additional paid-in capital.

(13)
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

        For the item-based model, revenue is recognized over the estimated lives of the in-game virtual premium items purchased or as the virtual premium items are consumed. For the virtual premium items that are immediately consumed, revenue is recognized upon consumption. For virtual premium items with no predetermined expiration ("permanent items"), revenue is recognized ratably over the estimated average lives of the permanent items, which range from one year to one and a half years. The amount of the unamortized permanent items and unconsumed items are recognized as deferred revenue. The Group recognized $12,992,892, $21,203,727 and $16,269,659 gross revenue from virtual premium items accounted for under the item-based model for the years ended December 31, 2010, 2011 and 2012, respectively. The Group estimates the average lives of the permanent items based on an assessment of its historical data and user behavior patterns, including the average period that users typically stay on the platform, the age group of the target users, and the number of active paying users in the virtual worlds, and the promotional events launched, with reference to industry research data. The Group assesses the estimated lives of premium items periodically. If there are indications of any

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

significant changes to the estimated lives of these premium items, the revised estimates would be applied prospectively in the period of change. Prior to June 30, 2010, the Group did not have sufficient historical data from its virtual worlds to estimate the useful life of the permanent items, and used the industry research data and peer company information in developing the estimate of the average life of permanent items, which was determined to be one year for all its virtual worlds. Effective on July 1, 2010, the Group changed the accounting estimate of the useful life of the permanent items in Mole's World from one year to 18 months based on an analysis of the life of the virtual world and user behavior patterns using historical user data since the launch of Mole's World in September 2008, and applied such change prospectively. The effect of the change in accounting estimate on the results of operations for the year ended December 31, 2010 was immaterial. In 2011 and 2012, the Group did not make any changes to the useful life of any of its virtual worlds. The Group will continue to monitor the user behavior patterns of each of its virtual worlds and will utilize such information to update the estimates of the useful lives of permanent items.

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

        Prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. Proceeds from expired prepaid cards that have not been activated are recognized as other operating income upon expiration of the cards. The Group had recognized $41,801, $546,360 and $1,867,626 in other operating income in connection with expired prepaid cards for the years ended December 31, 2010, 2011 and 2012, respectively.

Offline Business

  Licensing and royalty fee revenue

        Revenues from the Group's offline business include licensing income and royalty fees for licensing the Group's proprietary cartoon figures to merchandisers and book publishers. Most of the revenues generated under merchandise licensing income and royalty fees are recognized at the end of each month and calculated at the contractual royalty rate times the sales of the licensed merchandise

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

product for the month. The sales of the licensed product are derived from the monthly sales reports provided by the licensee.

        In certain of the merchandise licensing arrangements, the Group receives a guaranteed base fee and additional royalty fees that are contingent on sales volume. Proceeds from minimum guaranteed royalties in excess of royalties earned are generally recognized as revenues at the end of the contract term. In a small number of its merchandise licensing arrangements, the Group receives a fixed royalty fee from the licensee over the contract period. The Group recognizes this type of royalty revenue ratably over the contract period.

  Film revenue

        The Group recognizes revenue from the distribution of its films when the film is exhibited in theaters, provided that no significant obligations remain, amounts can be accurately estimated, and collection is reasonably assured. Revenue from the distribution of the film on television and websites is recognized when the production is made available for exhibition and other contractual obligations or conditions are met.

  Merchandise sales revenue

        Revenues from selling interactive toys, books and merchandise are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured.

Sales tax and Value-added tax

        The Group is subject to sales tax at a rate of 5% or value-added tax at a rate of 6% as well as related surcharges on revenue earned from online services and offline business conducted in the PRC, respectively. The Group presents revenue net of sales taxes or value-added tax incurred.

        In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of Value-added tax in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program is to be phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from August 2012, certain subsidiaries and VIEs became subject to VAT at the rates of 6% on certain service revenues which were previously subject to business tax.

(14)
Advance from customers and deferred revenue

        For online services, online points that have been sold but not activated yet are recognized as advance from customers. Online points that have been activated but for which online entertainment services will be rendered in the future are recognized as deferred revenue. Under the time-based model, deferred revenue is recognized as revenue based on the calendar days on which the online services are provided to the end users. Under the item-based model, deferred revenue represents the amounts of unamortized permanent items and unconsumed items. For offline services, advance from customers represents the unamortized balance of advance royalty fees paid by licensees.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

(15)
Cost of services

        Cost of revenues consists of primarily of salaries and benefits, bandwidth costs, film production costs, amortization of upfront licensing fees, depreciation and amortization of equipment and software inventory cost of merchandise and other direct costs.

(16)
Product development costs

        Product development costs consist primarily of personnel-related expenses and other overhead expenses related to the research and development activities.

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

(17)
Sales and marketing expenses

        Sales and marketing expenses consist primarily of advertising and promotional expenses, animation related expenses, payroll and other overhead expenses incurred by the Group's sales and marketing personnel. Advertising expenses in the amount of $942,826, $3,295,128 and $5,078,703, for the years ended December 31, 2010, 2011 and 2012, respectively, were expensed as incurred.

(18)
Government subsidies

        The Group receives unrestricted cash subsidies of $236,449, $1,187,059 and $3,377,496 for the years ended December 31, 2010, 2011 and 2012, respectively, from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to business tax and income tax paid by the Group and qualification as high technology projects. These subsidies were an incentive to the Group to establish business within a particular geographic area in China and do not represent tax refunds or reimbursements of expenditures. The subsidies are unrestricted as to use and can be utilized by the Company in any manner it deems appropriate. The Company has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted government subsidies as other operating income in the consolidated statements of operations.

(19)
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

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

change and will also impact the amount of stock compensation expense to be recognized in future periods.

	Years ended December 31,
	2010	2011	2012
Includes share-based compensation related to:
Cost of services	$14,777	$203,626	$255,315
Product development expenses	80,923	814,185	498,500
Sales and marketing expenses	69,137	63,387	68,978
General and administrative expenses	5,609	915,555	1,383,687

	$170,446	$1,996,753	$2,206,480

(20)
Operating leases

        Leases are accounted for as operating leases if substantially all of the risks and rewards of ownership of assets remain with the leasing company. Payments made under operating leases net of any incentives received are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(21)
Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

        The Group recognizes the impact of uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. The Group classifies interest and/or penalties related to uncertain tax positions in income tax expense.

(22)
Foreign currency translation

        The functional currency and reporting currency of Taomee Holdings Limited and Taomee Hong Kong are the United States dollar ("U.S. dollar"). Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into the U.S. dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into U.S. dollar at the applicable rates of exchange prevailing on the first day of the month in which the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

        The financial records of the Group's PRC subsidiaries and VIEs are denominated in its local currency, the Renminbi ("RMB"), which is the functional currency. Assets and liabilities are translated into the U.S. dollar at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated into the U.S. dollar using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the consolidated statements of changes in equity and comprehensive income (loss).

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB 619,714,353 and RMB 619,722,535 as of December 31, 2011 and 2012, respectively.

(23)
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

        Due to the limited availability of online payment systems in China, a substantial portion of the Group's sales are carried out via a distribution network composed of third-party distributors. Before 2011, Guangzhou New Fanlian Digital Technology Co., Ltd. was the biggest distributor. Since then, the Group sells its prepaid cards to its customers via various regional and provincial distributors, in 2011 and 2012, there was no concentration of third-party distributors, and none of the distributors represented more than 10% of the total sales to third-party distributors.

(24)
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

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
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

        The Group did not have any financial instruments that were required to be measured at fair value on a recurring or non-recurring basis as of December 31, 2012. The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable, due from related party, and due to related parties, are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(25)
Earnings per share

        Before the conversion of Series A convertible redeemable preferred shares, the Group has determined that its Series A convertible redeemable preferred shares are participating securities as the preferred shares participate in the undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing earnings per share. Under this method, net income applicable to the holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of the two-class method or the if-converted method.

        After the conversion of Series A convertible redeemable preferred shares, basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options and warrants are calculated using the treasury stock method. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

(26)
Recently issued accounting pronouncements

        In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, and are not expected to have a material impact on the Group's consolidated financial statements.

        In October 2012, the FASB has issued an authoritative pronouncement related to impairment analysis of unamortized film costs. The amendments in this ASU eliminate the rebuttable presumption that the conditions leading to the write-off of unamortized film costs after the balance sheet date existed as of the balance sheet date. The amendments also eliminate the requirement that an entity incorporate into fair value measurements used in the impairment tests the effects of any changes in estimates resulting from the consideration of subsequent evidence if the information would not have been considered by market participants at the measurement date. For SEC filers, the amendments are effective for impairment assessments performed on or after December 15, 2012, and are not expected to have a material impact on the Group's consolidated financial statements.

3. Property and equipment, net

        Property and equipment, net consisted of the following:

	December 31,
	2011	2012
Leasehold improvements	$1,587,344	$1,593,739
Computers and office equipment	2,927,631	3,303,347
Vehicle	144,100	144,453
Software	413,116	402,339

	5,072,191	5,443,878
Less: accumulated depreciation and amortization	(2,666,615)	(4,138,157)

Property and equipment, net	$2,405,576	$1,305,721

        Depreciation and amortization expense for property and equipment was $871,408, $1,763,832 and $1,456,990 for the years ended December 31, 2010, 2011 and 2012, respectively.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
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

        In February 2011, the Company entered into an agreement to sell 10.5% of its equity interest in Elyn that had been indirectly held by the related party. Of the 10.5% equity interest in Elyn, 9.14% was sold to Qiming Funds, which are existing shareholders of the Company and 1.36% was sold to a third party investor for $3,385,000, and $500,000, respectively in cash. A gain of $3,662,098 was recognized in share of profit in equity method investments in the consolidated statement of operations. In addition, the nominee shareholding agreement was terminated with the related party and the Company now holds all its 29.5% equity in Elyn directly, and continues to account for this investment using the equity method.

        On August 12, 2011, the Company's equity interest in Elyn was diluted from 29.5% to 28.8% as a result of Elyn's issuing shares to its employees.

        In November 2011, Taiwan Taomee underwent a reorganization and contemporaneously issued new ordinary shares to existing shareholders and certain employees. As a result of such transactions, the Company's equity interest in Taiwan Taomee was changed from 28.8% interest held through Elyn to a 27.6% effective interest which is now held through (1) 29.50% in Elyn, which held 72.09% of Taiwan Taomee, and (2) 28.77% in Joy Children, shell company with no operations, which owned 21.86% of Taiwan Taomee after the reorganization. The change in equity interest reflected a dilution resulting from shares issued to Taiwan Taomee's employees, which were accounted for by Taiwan Taomee as stock compensation. In addition, the Company paid total consideration of $668,992 in cash for the newly issued shares of Taiwan Taomee through Joy Children, which was recorded as an increase in equity method investment.

        In July 2012, the Company's aggregated equity interest through Elyn and Joy Children in Taiwan Taomee was diluted from 27.6% to 27.1% i.e. (1) 29.50% in Elyn, which holds 70.88% of Taiwan Taomee and (2) 28.77% in Joy Children, which holds 21.49% of Taiwan Taomee. The dilution was mainly due to the issue of new ordinary shares by Taiwan Taomee from capital surplus and appropriations of 2011 earnings to certain existing shareholders and employees.

        The Group's equity in profit in 2010, 2011 and 2012 was $546,437, $965,959 and $506,644 of Elyn and nil, $7,757 and $191,381 of Joy Children, respectively, and was recognized as share of profit in equity method investment in the consolidated statements of operations.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

4. Investment in equity method investees (Continued)

  Ruigao

        In October 2010, pursuant to an equity investment agreement entered into with Shenzhen Decent Investment Limited (Note 15) and two individuals unrelated to the Group, Shenzhen Ruigao Information Technology Co., Ltd. ("Ruigao") was formed in the PRC for the purpose of developing console games. Shanghai Taomee obtained a 17.65% equity interest in Ruigao for total cash consideration of $986,370, which was paid in two installments, with the first payment being made in October 2010 and the remaining payment of $502,534 being paid in the first quarter of 2011. As Shanghai Taomee has the ability to exercise significant influence over Ruigao, the Group accounts for this investment using the equity method of accounting.

        In May 2012, a third party investor obtained 7.5% equity interest in Ruigao through capital injection. As a result of this transaction, Shanghai Taomee's effective equity interest in Ruigao was diluted to 15.61%.

        In July 2012, Shanghai Taomee sold all its equity interest in RuiGao for $1,041,124 and recorded a gain of $323,982.

        The Group's equity in losses of Ruigao in 2010 and 2011 was $52,864 and $411,533, respectively. The Group's equity in profit of Ruigao in 2012 was $152,953.

  Chuangyou

        In the first quarter of 2012, the Company paid RMB 900,000 ($142,694) to acquire a 6% of equity interest in Guangzhou Chuangyou Information Technology Co., Ltd ("Chuangyou"), a company principally engaged in the design and development of online games in China, and a call option to further subscribe for a 13.16% newly issued equity interest in the future at RMB 3,500,000 (equivalent to $555,476) if certain operating targets are met ("Call Option"). In September 2012, the Company exercised the Call Option and completed the further acquisition in January 2013 with a total equity share of 19.16%. Prior to these events, Chuangyou was a related party of the Company as one of Chuangyou's investors is the Company's director and also a principal shareholder. Refer to Note 15 for detail description of related party transactions.

        As Shanghai Taomee has the ability to exercise significant influence over Chuangyou, the Group accounts for this investment using the equity method of accounting.

        The Group's equity in the losses of Chuangyou in 2012 was $35,310 and was recognized as share of loss in equity method investment in the consolidated statements of operations.

5. Investment in cost method investees

        The Company applies the cost method of accounting for investments in unconsolidated affiliates when the Company does not have the ability to exercise significant influence.

        In September 2012, the Company acquired 8.02% equity interest in Gamespedia Holdings Limited ("Gamespedia") for $6.2 million in cash. Gamespedia is a Cayman company and operates its mini

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

5. Investment in cost method investees (Continued)

game portal website through its wholly owned subsidiaries and VIEs in China. This investment is accounted for under the cost method.

        As of December 31, 2012, there were no indicators of impairment for any of the Group's equity investments.

6. Series A convertible redeemable preferred shares

        On May 6, 2009, the Group issued 125,000,000 shares of Series A convertible redeemable preferred shares, par value $0.00002, at $0.04 per share ("Preferred Shares") for aggregate cash proceeds of $4,948,718, net of direct and incremental equity issuance costs of $51,282 to new investors (the "Investors"). As the Preferred Shares were negotiated with independent third party investors, the cash proceeds received represented the fair value of the issued Preferred Shares. The accretion to the redemption value was calculated over the period from the issuance date to the earliest redemption date using the effective interest method and reflected as a reduction to net income to arrive at net income attributable to the ordinary shareholders in the accompanying consolidated statements of operations and amounted to $468,580, $200,601 and nil, respectively for the years ended December 31, 2010, 2011 and 2012. The Group accreted a deemed dividend for the Preferred Shares because it was probable that the Preferred Shares would become redeemable.

        Given the nature of certain key terms of the Preferred Shares including the conversion feature and redemption feature, the Company classified the Preferred Shares as mezzanine equity:

        All the Preferred Shares were converted into 125,000,000 ordinary shares upon the consummation of the Group's initial public offering ("IPO") in June 2011 on a one-to-one basis. As of December 31, 2012, there were no preferred shares issued and outstanding.

        The reconciliation of the Series A Convertible Redeemable Preferred Shares is as follows:

	Years ended December 31,
	2010	2011
Balance at January 1	$5,158,810	$5,627,390
Issuance of Series A convertible redeemable preferred shares	—	—
Deemed dividend on Series A convertible redeemable preferred shares	468,580	200,601

Conversion to ordinary shares	—	(5,827,991)

Balance at December 31	$5,627,390	$—

7. Ordinary Shares

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

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

7. Ordinary Shares (Continued)

        On June 9, 2011, the Company completed an initial public offering of 154,254,480 ordinary shares on New York Stock Exchange and received proceeds of $64,555,500, net of underwriting discounts and commissions of $4,859,016. As of December 31, 2011 and 2012, the Group had 42,853,800 and 29,633,648 ordinary shares respectively, which were legally issued according to its share incentive plans, but were not deemed issued or outstanding from accounting perspective.

8. Treasury Stock

        In November 2011, the Company's Board authorized a share repurchase program to repurchase up to US$10 million of the Company's American Depositary Shares ("ADSs") (each ADS represents twenty ordinary shares) from November 2011 to November 2012. In September 2012, the Group decided to further extend the share repurchase plan for another 12 months to November 23, 2013.

        During the year of 2011 and 2012, the Company had repurchased 123,658 and 461,894 ADSs respectively on the open market, representing 2,473,160 and 9,237,880 ordinary shares for total cash consideration of $562,502 and $1,754,792, respectively. As of December 31, 2012, the Company has repurchased a total of 585,552 ADSs, representing 11,711,040 ordinary shares for cash consideration of $2,317,294.

        All treasury stocks as at December 31, 2012 were subsequently cancelled in January 2013.

9. Share-based Compensation

        The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expense over the grant recipients' requisite service periods.

        The following table presents the Company's share-based compensation expense by type of award:

	Years ended December 31,
	2010	2011	2012
Share options	$170,446	$1,654,630	$792,691
Non-vested restricted shares	—	342,123	1,413,789

Total share-based compensation	$170,446	$1,996,753	$2,206,480

        Prior to 2009, the Group did not grant share-based awards to employees, officers, directors or individual consultants and/or advisors who rendered services to the Group.

  2009 Share Incentive Plan

        On May 6, 2009, the Board of Directors of the Company approved the 2009 Share Incentive Plan, which authorized the issuance of options to purchase up to 45,000,000 ordinary shares to the Group's employees, directors, and consultants, as determined by the Board of Directors of the Company. The maximum contractual term of the awards under this plan shall be no more than ten years from the date of grant. For the years ended December 31, 2009 and 2010, 10,500,000, 35,175,000 options were granted to the employees of the Group at exercise prices at $0.04 and $0.07, respectively, and these

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

9. Share-based Compensation (Continued)

awards vest over a four-year period, with 25% of the options to vest on the each of the anniversary after the grant date. As of December 31, 2012, options to purchase 25,496,360 ordinary shares were outstanding under the Company's 2009 Share Incentive Plan.

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

        On July 16, 2012, the Company granted options to employees and directors of the Group to purchase up to a total of 19,840,000 ordinary shares of the Company at an exercise price of $0.24 per share under the Company's 2010 Share Incentive Plan. These options vest over a four-year period, each with a graded vesting schedule, all commencing on July 16, 2012.

        On July 20, 2012, the Company granted options to directors of the Group to purchase up to a total of 3,600,000 ordinary shares of the Company at an exercise price of $0.20 per share under the Company's 2010 Share Incentive Plan. These options vest over a three year period, each with a graded vesting schedule, all commencing on July 20, 2012.

        As of December 31, 2012, options to purchase 21,425,000 ordinary shares were outstanding under the Company's 2010 Share Incentive Plan.

  2012 Share Incentive Plan

        On July 25, 2012, the Annual General Meeting of the Company further approved the 2012 Share Incentive Plan, which authorized the issuance of options to purchase up to 30,000,000 ordinary shares

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

9. Share-based Compensation (Continued)

to employees, directors, and consultants of the Group, as determined by the Board of Directors of the Company. The maximum contractual term of the awards under this plan shall be no more than ten years from the date of grant.

  Share Options

        The weighted-average grant date fair value for options granted during the years ended December 31, 2010, 2011 and 2012 was $0.03, $0.22 and $0.12 per share, respectively. Nil, 1,646,200 and 9,639,780 options were exercised during the years ended December 31, 2010, 2011 and 2012, respectively. Total intrinsic value of options exercised for the year ended December 31, 2012 was $1,251,212.

        On March 30, 2012, 14,090,000 shares granted on January 4, 2011 and 14,700,000 shares granted on May 24, 2011 have been converted to restricted shares at a ratio of 3:1. This event was accounted for as a modification of share-based award with no incremental compensation cost recognized as the fair value of the restricted shares was not more than the fair value of the options given up on the date of exchange.

        The fair value of the options was estimated using the Black-Scholes-Merton option-pricing model in 2010 and, 2011 and binomial option-pricing model in 2012. The risk-free interest rate for periods within the contractual life of the option is based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars. The expected life of options granted represents the period of time that the options are expected to be outstanding and is based on option terms related to vesting schedule and option expiration date. Expected volatilities are based on the volatility of comparable companies with the time period commensurate with the expected time period.

        The key assumptions used in the Black-Scholes-Merton and binomial option-pricing model were as follows:

	2010	2011	2012
Risk-free interest rate	3.36%	1.11%-2.61%	2.51%-3.04%
Expected term	6.25 years	6-6.25 years	—
Contractual term	—	—	8.78-10 years
Expected volatility rate	51.00%	55.00%-60.00%	54.57%-57.16%
Dividend yield	0%	0%	0%

        In determining the fair value of the Company's ordinary shares underlying the options granted in 2010, 2011 (before the completion of the Company's IPO), the Company used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline comparables method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The equity value is then allocated using the option pricing method under three scenarios, namely liquidation scenario, redemption scenario and IPO scenario (based on the terms of the preferred shares, share options and management's expectation on IPO event) to determine the fair value of ordinary shares. Under the option-pricing method, each class of stock is modeled as a call

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

9. Share-based Compensation (Continued)

option with a distinct claim on the enterprise value of the Company. The main inputs to this model include equity value of the Company, exercise price, expected volatility, expected time to expiration, expected dividend yield, and risk free interest rate. With regard to the share options and restricted shares that were awarded on May 24, 2011, the Company used the mid-point of the price range set forth in the preliminary prospectus of IPO as the estimated fair value of ordinary shares.

        In determining the fair value of the Company's ordinary shares underlying the options granted after the IPO, the Company used the closing spot price of the Company on the principal exchange or system.

        A summary of the option activity for the year ended December 31, 2012 and the information regarding the options outstanding as of December 31, 2012 were as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contract terms	Aggregate intrinsic value
Options outstanding at January 1, 2012	73,731,300	$0.22
Granted	23,440,000	$0.23
Forfeited	(11,820,160)	$0.23
Conversion to restricted shares	(28,790,000)	$0.41
Exercised	(9,639,780)	$0.06

Options outstanding at December 31, 2012	46,921,360	$0.14	8.3 years	2,849,876

Options vested or expected to vest at December 31, 2012	44,575,292	$0.14	8.3 years	2,707,382

Options exercisable at December 31, 2012	10,940,110	$0.07	7.3 years	1,207,558

        As of December 31, 2012, there was $2,546,872 in total unrecognized compensation expense related to unvested options granted under the share incentive plans, which is expected to be recognized over a weighted-average period of 3.1 years.

  Non-vested Restricted Shares

        On May 24, 2011 and July 16, 2012, the Company granted 4,500,000 and 400,000 non-vested restricted shares to its employees and officers for no consideration, respectively, under the Company's 2010 Share Incentive Plan. These restricted shares will vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date. The fair value of non-vested restricted shares was computed based on the fair value of the Group's ordinary shares on the grant date.

        On June 1, 2012, Shanghai Taomee granted a co-founder and senior management of Guangdong Taomee a 15% equity interest in Guangdong Taomee in the form of non-vested restricted shares. These restricted shares will vest over a three-year requisite service period, with 33.3% to vest on each anniversary after the grant date. The fair value of non-vested restricted shares was determined based on estimated fair value of Guangdong Taomee on the grant date. The Company recorded $46,072

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

9. Share-based Compensation (Continued)

compensation expense related to these non-vested restricted shares in 2012. As of December 31, 2012, there was $191,616 unrecognized compensation expense to be recognized in 2.5 years.

        A summary of the non-vested restricted shares activities under share incentive plan for the year ended December 31, 2012 and the information regarding the restricted shares outstanding as of December 31, 2012 were as follows:

	Number of Non-vested Restricted Shares	Weighted average grant-date fair value
Non-vested as of January 1, 2012	4,500,000	0.50
Granted	400,000	0.24
Granted to replace existing options	9,596,718	0.67
Forfeited	(2,266,698)	0.59
Vested	(3,580,372)	0.61

Non-vested as of December 31, 2012	8,649,648	0.60

        As of December 31, 2012, there was $3,738,736 of total unrecognized compensation expense related to non-vested restricted shares granted under 2010 share incentive plan, which is expected to be recognized over a weighted-average period of 2.3 years.

10. Taxation

Cayman Islands

        The Group is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

        The Group's subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during each of the three years ended December 31, 2010, 2011 and 2012. Therefore, no Hong Kong profit tax has been provided for in the years presented.

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

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

10. Taxation (Continued)

Taomee was subject to an income tax rate of 0% for both 2009 and 2010, and 12.5% from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010.

        In September 2010, Shanghai Shengran also obtained a Software Enterprise Certification and was informed in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013.In May 2012, Shanghai Shengran further received a written approval from local tax authorities, according to which Shanghai Shengran was entitled to the full EIT exemption for 2010 and 2011, and 50% reduction in EIT rate of 12.5%, from 2012 to 2014, which resulted in an adjustment of $2.1 million as a one-time tax benefit in 2012.

        Shanghai Qidong, Shanghai Animation, Guangdong Taomee and Shanghai Xinsheng were subject to an income tax rate of 25%.

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident and beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. As of December 31, 2012, the Group plans to indefinitely reinvest undistributed profits earned from Shanghai Shengran in its operations in the PRC. Therefore, no withholding income tax for undistributed profits of Shanghai Shengran has been provided in 2012.

        Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. Due to legal restrictions, the equity shares of the VIEs cannot be transferred to Shanghai Shengran in the foreseeable future. As Shanghai Taomee has accumulated losses, no deferred tax liability has been provided as of December 31, 2012

        The Group made its assessment of the level of authority for each of its uncertain tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. This assessment did not have any impact on the Group's total liabilities or equity. At December 31, 2010, 2011 and 2012, the amounts of gross unrecognized tax benefits were zero. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB 100,000 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

10. Taxation (Continued)

ten years. There is no statute of limitations in the case of tax evasion. The Group's PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2007 (year of incorporation) through 2012 on transfer pricing and other tax matters.

        Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	Years ended December 31,
	2010	2011	2012
PRC statutory tax rate	25.0%	25.0%	25.0%
Tax effect of other expenses that are not deductible in determining taxable profit	(0.1)%	0.1%	0.4%
Effect of different tax rate of group entity operating in other jurisdictions	(0.4)%	2.8%	7.0%
Effect of tax holidays granted to PRC subsidiaries, deferred income tax impact	(14.0)%	(0.6)%	(2.8)%
Effect of tax holidays granted to PRC subsidiaries, current income tax impact	(21.4)%	(14.3)%	(13.9)%
Effect of additional research and development of new technology, products, and processes ("R&D") deduction	(3.1)%	(0.8)%	(3.5)%
Effect of valuation allowance	—	0.9%	1.4%
Withholding tax on undistributed earnings	0.9%	(2.9)%	—
Effect of adjustment of prior year tax benefit	—	—	(26.0)%

Effective tax rate	(13.1)%	10.2%	(12.4)%

        Tax that would otherwise have been payable without tax holidays amounted to $4,090,167, $2,463,963 and $571,567 in 2010, 2011 and 2012, respectively, representing a decrease in basic earnings per share of $0.01, $0.01 and $0.01 and a decrease in diluted earnings per share of $0.01, $0.01 and $0.01 in 2010, 2011 and 2012, respectively.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

10. Taxation (Continued)

        The principal components of the Group's deferred income tax assets and liabilities as of December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012
Deferred tax assets:
Deferred revenue and advance from customers	$2,893,519	$2,441,578
Other	491,354	770,778

Gross deferred tax assets:	$3,384,873	$3,212,356
Valuation allowances	(137,469)	(242,460)

Net deferred tax assets	$3,247,404	$2,969,896

Deferred tax liabilities:
Amortization of intangible assets	10,910	13,473

Net deferred tax liabilities	$10,910	$13,473

Deferred tax assets are analyzed as:
Current	$3,247,404	$2,969,896
Non-Current	—	—

	$3,247,404	$2,969,896

Deferred tax liabilities are analyzed as:
Current	$10,910	$13,473
Non-Current	—	—

	$10,910	$13,473

        The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

        As of December 31, 2012, some of the Group's PRC subsidiaries had net operating loss carry forwards of $1.0 million, of which $0.01 million, $0.01 million, $0.01 million, $0.01 million and $0.03 million will expire in 2013, 2014, 2015, 2016 and 2017, respectively. The Group has provided a full valuation allowance as it is more likely than not that the net operation losses cannot be utilized before expiry.

11. Employment benefits and profit appropriation

        The full-time employees of the Company's subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations, and to make

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

11. Employment benefits and profit appropriation (Continued)

contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations for such employee benefits amounted to $744,512, $1,809,423 and $3,130,133 for the years ended December 31, 2010, 2011 and 2012 respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

12. Restricted net assets

        Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to $2,009,740 as of December 31, 2012. In addition, due to restrictions on the distribution of registered capital from the Company's PRC subsidiaries, the PRC subsidiaries' registered capital of $10,306,494 as of December 31, 2012, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2012, approximately $12,316,234, were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

        Relevant PRC laws and regulations restrict the WOFE and VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. The balance of restricted net assets was $12,316,234, of which $7,756,591 was attributed to the paid in capital and statutory reserves of the VIE and $4,559,643 was attributed to the paid in capital and statutory reserves of the WOFE, as of December 31 2012, respectively. The WOFE's accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE's revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

13. Commitments and contingencies

  (a)
  Operating lease commitments

        The Group has entered into operating lease arrangements relating to the use of certain office premises and internet data centers. Rental expenses under operating leases for 2010, 2011 and 2012 were $1,003,291, $1,986,464 and $2,149,379, respectively.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

13. Commitments and contingencies (Continued)

        As of December 31, 2012, total future minimum lease payments under non-cancelable operating leases agreements are as follows,

	RMB	USD
2013	15,969,625	2,540,709
2014	13,751,584	2,187,827
2015	6,813,947	1,084,074

	36,535,156	5,812,610

  (b)
  Contractual commitment

        In December 2012, the Company entered into an investment agreement of $1.4 million in Voozclub Co., Ltd., ("Voozclub"), a Korean animation studio and content developer, to acquire 10% of its equity interest. The total consideration was paid in cash in January 2013.

        In December 2012, Shanghai Taomee entered into an agreement with a third party for the exclusive license rights to a cartoon style action game. Under the terms of the agreement, Shanghai Taomee will be required to pay RMB5,000,000 (equivalent to $795,482) for the license fee and RMB5,000,000 (equivalent to $795,482) for minimum guarantee in 2013 and an amount up to RMB7,000,000 (equivalent to $1,113,674) in additional fees if certain revenue milestones are met.

  (c)
  Contingencies

        The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. Currently, the Group does not have any significant pending legal or administrative proceedings to which the Group is a party and the Group believes that none of the existing proceedings will have a material effect on the Company's cash flows, operating results, or financial condition.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

14. Earnings per share

        The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2010, 2011 and 2012:

	For the years ended December 31,
	2010	2011	2012
Basic earnings per share:
Net income attributable to Taomee Holdings Limited	$21,574,076	$19,493,171	$8,861,867
Less:
Deemed dividend on Series A convertible redeemable preferred shares	(468,580)	(200,601)	—
Amounts allocated to preferred shares for participating rights to dividends	(4,588,151)	(1,589,047)	—

Net income attributable to ordinary shareholders—basic and diluted	$16,517,345	$17,703,523	$8,861,867

Weighted average ordinary shares outstanding—basic	450,000,000	606,648,098	731,303,362

Basic earnings per share	$0.04	$0.03	$0.01

Diluted earnings per share:
Net income attributable to ordinary shareholders—basic and diluted	$16,517,345	$17,703,523	$8,861,867

Weighted average ordinary shares outstanding—basic	450,000,000	606,648,098	731,303,362
Stock options	8,482,370	33,729,077	22,230,137

Weighted average ordinary shares outstanding—diluted	458,482,370	640,377,175	753,533,499

Diluted earnings per share	$0.04	$0.03	$0.01

        For the years ended December 31, 2010, 2011 and 2012, the Group had securities which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such securities consisted of the following:

	For the years ended December 31,
	2010	2011	2012
Series A convertible redeemable preferred shares	125,000,000	—	—
Options	35,175,000	33,640,000	21,425,000
Non-vested restricted shares	—	4,500,000	8,649,648

Total	160,175,000	38,140,000	30,074,648

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

15. Related party transactions

        The following parties/ entities are considered to be related parties of the Group:

Related Party	Nature of the Relationship
WANG Haibing	Co-founder and CEO
WEI Zhen	Co-founder and CTO
CHENG Yunpeng	Co-founder and COO
ZENG Liqing	Director and a principal shareholder
WANG Bin	Principal shareholder before May 2010
Shenzhen Decent Investment Limited ("Decent Investment")	Controlled by ZENG Liqing
Shenzhen ParaEngine Corporation ("PE")	Significantly influenced by ZENG Liqing who is a director of the controlling entity
Guangzhou Chuangyou Information Technology Co., Ltd ("Chuangyou")	Equity method investee of the Group
Shenzhen Ruigao Information Technology Co., Ltd. ("Ruigao")	Equity method investee of the Group
Taiwan Taomee Co., Ltd. ("Taiwan Taomee")	Equity method investee of the Group
Qiming Funds	Principal shareholder

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

        In June 2009 and May 2012, Shanghai Taomee entered into two agreements with PE to co-develop 3-D online virtual worlds for children. For the years ended December 31, 2010, 2011 and 2012, Shanghai Taomee has paid $31,208, $173,281 and $203,444 royalties and nil, nil, and $200,000 licensing fee to PE, respectively. As of December 31, 2012, the Group had $13,954 royalty fee due to PE.

        In June 2011, Shanghai Shengran entered into an agreement with Taiwan Taomee for the license to Taiwan Taomee of certain operating rights of an online game developed and owned by Shanghai Shengran. Shanghai Shengran also entered into an agreement with Taiwan Taomee for the license of certain offline products which are derived from the online game images. In 2012, Shanghai Shengran licensed Taiwan Taomee two additional online games. For the years ended December 31, 2011 and 2012 revenues generated from Taiwan Taomee were $245,015 and $127,644 for online licensing and $240,160 and $175,500 for offline licensing. As of December 31, 2012, the Group had an amount due from Taiwan Taomee of $185,053.

        In November 2011, the Company entered into a share transfer agreement with Qiming Funds at consideration of $52,989. The Company paid this amount in February 2012. Refer to Note 4 for a detailed description of the share transfer.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

15. Related party transactions (Continued)

        In July 2012, Shanghai Taomee entered into an operating agreement with Chuangyou for the license to Shanghai Taomee of certain operating rights of an online game developed and owned by Chuangyou. For the year ended December 31, 2012, the Group had paid $150,000 as licensing fee and recorded as amount due from Chuangyou.

        In November 2012, Shanghai Shengran provided a RMB 480,000 (equivalent to $76,366) interest-free loan to Chuangyou. Chuangyou paid off the loan in December 2012.

16. Segment and geographic information

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

        The Group has two reportable segments: online business and offline business. The online business segment is responsible for developing and operating online virtual worlds and operating proprietary online virtual worlds. The offline business segment is responsible for licensing the Group's proprietary cartoon figures, producing films and merchandising sales of the Group's cartoon figures.

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

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In US dollars, except share data, unless otherwise stated)

16. Segment and geographic information (Continued)

Year ended December 31, 2012	Online Business	Offline Business	Total
Revenue	$34,091,925	$8,188,499	$42,280,424
Less: sales tax and related taxes	1,922,430	149,760	2,072,190

Net revenue	32,169,495	8,038,739	40,208,234
Less: cost of services	6,949,772	3,048,618	9,998,390

Gross profit	$25,219,723	$4,990,121	$30,209,844

        The Group generates substantially all of its revenues from customers in the PRC. Substantially all of the Group's long-lived assets are located in the PRC.

17. Subsequent events

        In the first quarter of 2013, the Company paid $1.4 million in cash to Voozclub and acquired minority interest based on the investment agreement the Company entered into in December 2012. As the Company has no ability to exercise significant influence over Voozclub, the investment will be accounted for under the cost method.

        In the first quarter of 2013, Shanghai Animation entered into an agreement with a related party to jointly invest in the production and distribution of an animation film with the Group's cartoon figures. According to the agreements, Shanghai Animation will invest RMB 13,000,000 (equivalent to $2,068,252) in this project.

        In March 2013, Shanghai Taomee entered into an investment agreement with five third-party individuals to establish a new online game development company, of which Shanghai Taomee is to obtain a 40% equity interest for RMB 2,000,000 (equivalent to $318,193).