Form 20-F
period 2013-12-31
Taomee Holdings Ltd
filed 2014-04-11
CIK 1507051

Use these links to rapidly review the document

TAOMEE HOLDINGS LIMITED INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013.
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

            757,684,760 ordinary shares of par value US$0.00002 per share, as of December 31, 2013.

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

            If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes    ☐ No

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

  •
  "we," "us," "our company," "our" or "Taomee" are to Taomee Holdings Limited, a Cayman Islands company, its predecessor entities, subsidiaries, consolidated variable interest entities ("VIEs") and VIEs' subsidiaries controlled by us.

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

        This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. For amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, all translation of financial data from Renminbi into U.S. dollars has been made at RMB 6.0537 to US$1.00, the noon buying rate in effect on December 31, 2013 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment." On April 4, 2014, the noon buying rate was RMB6.2118 to US$1.00.

        This annual report on Form 20-F includes our audited consolidated statements of operations for the fiscal years ended December 31, 2011, 2012 and 2013, and consolidated balance sheet data as of December 31, 2012 and 2013.

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

 PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

A.
Selected Financial Data

        The following selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our selected consolidated combined balance sheet data as of December 31, 2009, 2010 and 2011, and selected consolidated combined statements of operations data for the year ended December 31, 2009 and 2010 have been derived from our audited consolidated combined financial statements that are not included in this annual report.

	For Years Ended December 31,
	2009	2010	2011	2012	2013
	(US$ in thousands, except share and per share data)
Consolidated and Combined Statements of Operations Data:
Net revenues:
Online business	6,877	33,683	40,331	32,169	35,330
Offline business	189	2,290	5,066	8,039	13,024

Total net revenues	7,066	35,973	45,397	40,208	48,354
Cost of services(1):
Online business	(1,913)	(5,166)	(6,035)	(6,950)	(7,644)
Offline business	(90)	(686)	(1,653)	(3,048)	(5,621)

Gross profit	5,063	30,122	37,709	30,210	35,089

Operating income (expenses):
Product development expenses(1)	(1,444)	(4,649)	(10,304)	(12,318)	(13,886)
Sales and marketing expenses(1)	(893)	(1,570)	(6,255)	(9,966)	(9,446)
General and administrative expenses(1)	(1,161)	(5,729)	(7,965)	(10,078)	(13,095)
Impairment loss on acquired intangible assets	—	—	—	—	(1,046)
Other operating income	—	278	1,734	5,512	5,708

Total operating expenses	(3,498)	(11,670)	(22,790)	(26,850)	(31,765)

Income from operations	1,565	18,452	14,919	3,360	3,324
Interest income	7	240	1,410	2,647	2,932
Other income (expenses), net	(10)	(115)	667	859	771
Impairment loss on investment in an equity investee	—	—	—	—	(370)

Income before income taxes and share of profit in equity method investments	1,562	18,577	16,996	6,866	6,657

Income tax (expense)/benefit:
Current	(22)	(7)	(2,539)	1,279	(789)
Deferred	(271)	2,511	812	(424)	(630)

Total income tax (expense)/benefit	(293)	2,504	(1,727)	855	(1,419)

Net income before share of profit in equity method investments	1,269	21,081	15,269	7,721	5,238
Share of profit in equity method investments	49	494	4,224	1,140	207

Net income	1,318	21,574	19,493	8,861	5,445

	For Years Ended December 31,
	2009	2010	2011	2012	2013
	(US$ in thousands, except share and per share data)
Net income (loss) attributable to non-controlling interest	—	—	—	(1)	4

Net income attributable to Taomee Holdings Limited	1,318	21,574	19,493	8,862	5,441
Deemed dividend on Series A convertible redeemable preferred shares	(210)	(469)	(200)	—	—

Net income attributable to holders of ordinary shares	1,108	21,105	19,293	8,862	5,441

Earnings per ordinary share:
Basic	$0.0020	$0.0367	$0.0292	$0.0121	$0.0074
Diluted	$0.0020	$0.0360	$0.0278	$0.0118	$0.0073
Weighted average number of ordinary shares used in calculating earnings per share:
Basic	467,123,300	450,000,000	606,648,098	731,303,362	733,333,891
Diluted	467,123,300	458,482,370	640,377,175	753,533,499	746,532,112

(1)
Includes share-based compensation expenses as follows:

	For Years Ended December 31,
	2009	2010	2011	2012	2013
	(US$ in thousands)
Share-based compensation expenses:
Cost of services	1.0	14.8	203.6	255.3	289.9
Product development expenses	10.1	80.9	814.2	498.5	360.9
Sales and marketing expenses	0.2	69.1	63.4	69.0	31.9
General and administrative expenses	61.9	5.6	915.6	1,383.7	1,459.7

Total	73.2	170.4	1,996.8	2,206.5	2,142.4

	As of December 31,
	2009	2010	2011	2012	2013
	(US$ in thousands)
Consolidated and Combined Balance Sheets Data:
Cash and cash equivalents	10,835	43,087	120,679	118,571	114,251
Accounts receivable, net	800	438	1,423	2,371	2,388
Total current assets	12,338	47,684	127,066	126,967	129,543
Total assets	13,461	53,032	134,454	139,758	151,189
Total current liabilities	7,063	34,297	31,303	26,007	29,260
Advances from customers	3,497	8,684	10,223	8,142	6,961
Deferred revenue	1,904	10,783	12,913	12,062	12,341
Dividends payable	—	8,950	—	—	—
Mezzanine equity:
Series A convertible redeemable preferred shares	5,159	5,628	—	—	—
Ordinary shares	9	9	15	15	15
Treasury stock	—	—	(563)	(747)	(1,199)
Additional paid-in capital	988	1,158	70,782	72,437	73,757
Retained earnings	153	11,258	30,551	39,413	44,854
Noncontrolling interests	—	—	—	78	159
Total equity	1,239	13,107	103,151	113,751	121,929
Total liabilities, mezzanine equity and equity	13,461	53,032	134,454	139,758	151,189

Exchange Rate Information

        Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB6.0537 to US$1.00, the noon buying rate set forth as of December 31, 2013. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 4, 2014, the exchange rate was RMB6.2118 to US$1.00.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6017	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2013
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 4, 2014)	6.2118	6.2085	6.2118	6.2054

Source: Federal Reserve Statistical Release

(1)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.
B.
Capitalization and Indebtedness

        Not Applicable.

C.
Reasons for the Offer and Use of Proceeds

        Not Applicable.

D.
Risk Factors

Risks Related to Our Business

Our limited relevant operating history makes it difficult to evaluate our business and prospects. We may experience net losses or earnings declines in the future and we may not sustain our historical revenue growth rate or profitability.

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

  •
  attract and retain qualified personnel.

        Our net revenues amounted to US$45.4 million in 2011, decreased to US$40.2 million in 2012 and increased to US$48.4 million in 2013. We may not be able to achieve or sustain our revenue growth in future periods and we cannot assure you that we will not incur net losses in the future due to a number of factors, including, among others, economic factors out of our control, competition in the children's entertainment industry in China, in which market share can be quickly acquired or lost, the greater difficulty of growing at sustained rates from a larger net revenue base, and adjustment to our strategic decision in response to changing circumstances that emphasize long-term influence over short-term growth. We also expect that our total operating expenses will increase in absolute amount as we further grow our business. We incur substantial costs and expenses to develop, market and operate a virtual world and may not collect revenues in connection with the virtual world for some time after its commercial launch or at all. We may not succeed in our expansion in the offline business. Any failure or delay in generating revenues could result in material operating losses and harm our financial condition. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

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

        Our virtual worlds, Seer Series, Gong Fu Pai and Flower Fairy, contributed to the majority of our revenues in 2013. We anticipate that these and other existing virtual worlds of ours will continue to account for a substantial portion of our revenues in the near term. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

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

        We entered into revenue sharing agreements with third-party game developers, and primarily collect payments from game players in connection with the sale of in-game currencies and remit certain agreed-upon percentages of the proceeds to the game developers and record revenue net of remittances. Purchases of in-game currency are not refundable after they have been sold unless there is unused in-game currency at the time a game is discontinued. Typically, a game will be discontinued when the monthly revenue generated by a game is insignificant. We make our effort to help the game players eliminate their loss before a game is discontinued to avoid paying cash refunds to game players or game developers as a result of discontinuation of a game, or for any other reason. However, we cannot guarantee that we will not be required to pay such cash refunds in the future, which may have adverse effect on our revenues.

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

        The virtual worlds that we develop, purchase or license may not be attractive to users, may be viewed by the regulatory authorities as not complying with content restrictions, may not be launched as scheduled or may not compete effectively with our competitors' products. For example, we incurred impairment of intangible assets of US$1.0 million in 2013, related to the write-off of the remaining term of two underperforming games, Wizard 101, a game for which we obtained a three-year exclusive license in 2011 and commercially launched in the third quarter of 2012, and Speed Hunter, a game for which we obtained a five-year exclusive license right in 2012 and commercially launched in the third quarter of 2013. If we are not able to successfully develop, purchase or license virtual worlds appealing to users, our future profitability and growth prospects could decline.

We may not be able to maintain our revenues and profitability as we operate in a competitive industry and compete against many companies.

        We believe that there are a number of competing developers and operators in China providing online and offline entertainment to children. Given the relatively low capital requirements and entry barriers, we expect more companies to enter the children's entertainment industry in China. For example, our competitors could introduce a wide range of virtual worlds targeting children to the China market in a relatively short period of time. We believe our principal competitors in online children's entertainment in China include Tencent Holdings Limited, or Tencent, the developer of Roco Kingdom and Guangzhou Baitian Information Technology Ltd., the developer of Aola Star and Aobi Island. Potential competitors also include major Internet portal operators, other domestic and foreign virtual world developers and operators, media companies focused on children's entertainment and alliances between our existing and new competitors. Some of our competitors, especially major foreign and China-based publicly listed media and virtual world operators, have significantly greater financial and marketing resources and name recognition than we have. We also face competition on the mobile front with respect to mobile applications, as there are an increasing number of Internet companies in China tapping into the mobile market with applications and services targeting children. We also face these and other competitors in our offline business, including Guangdong Alpha Animation and Culture Co., Ltd, a company listed in Shenzhen Stock Exchange which primarily engages in toy and animation industry (Ticker: 002292). Our competitors may adopt loss-leading pricing or other tactics or business models, and if these prove to be more attractive to children on a temporary or permanent basis, our users may switch to our competitors' services and products at our expense. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or maintain our user base and number of active paying accounts when competitors launch promotional campaigns targeting our user base, which could have a material adverse effect on our revenues and profitability.

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

        We rely on our distributors to distribute our prepaid cards, through which our users pay subscription fees and purchase online virtual items. We also rely on our licensees to manufacture and distribute products, including interactive toys, of our licensed franchises. We have limited ability to manage the activities of our distributors and licensees, who are independent from us, except through the enforcement of agreements with them. If a significant number of our distributors or licensees fail to comply with our agreements with them, such as distribution targets, brand and service promotion arrangements, quality control standards, or protocols on approving the presentation or portrayal of our franchises, our brands and reputation could be harmed and our results of operations could suffer as a result.

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

        We regard our copyrights, trademarks and other intellectual property as important to our success. Unauthorized use of our intellectual properties may harm our brands and reputation and adversely affect our business.

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

        As of December 31, 2013, we had received approval for 351 and 7 trademark registrations in China and Taiwan, respectively, and are in the process of applying for registration of an additional 46 trademarks in China. In addition, we have obtained 69 copyright registrations for software we developed, 4 copyright registrations for Mole's World and Seer animation series and 392 copyright registrations for artworks owned by us. We also registered 39 domain names, including www.61.com, our primary operation website. While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. In addition, we cannot assure you that any of the above trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

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

We rely on our nationwide prepaid card distribution network, merchandise licensees, interactive toy distributors and film distributors for a significant portion of our net revenues. If we fail to effectively manage our distributor and licensee relationships or our distributors and licensees fail to adhere to our agreements with them, our results of operations could suffer as a result.

        We rely on a number of provincial and regional distributors to sell our prepaid cards. Online payment systems in China are still in a relatively early stage of development and are not as widely acceptable to users in China as compared to the United States. Also, compared to adult online users, children have fewer means to make payment through online payment channels. As a result, although we make our prepaid cards available for purchase online using an online payment system, our business is dependent on the performance of our regional distributors. In 2011, 2012 and 2013, 80.3%, 73.9% and 71.9%, respectively, of our net sales proceeds collected were from the sales of prepaid cards to our distributors, respectively. Our largest distributor accounted for 10.3%, 9.8% and 7.4% of our net sales proceeds generated from prepaid card sales in 2011, 2012 and 2013, respectively. Although we typically enter into semi-annual contracts with and provide performance based incentives to our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors' game cards. Maintaining relationships with a significant number of distributors may be difficult and time-consuming. If we fail to maintain good relationships with, or to effectively manage, our distributors, if these new distributors may not strictly adhere to our agreements with them or provide targeted distribution in locations frequented by target users, or if the distributors promote our competitors' service and products at our expense, our results of operations could suffer as a result.

        We also rely on our licensees and distributors to distribute our merchandises and interactive toys. We sell a vast majority of our products in China through our licensees and distributors, who in turn sell our products to consumers through retail stores directly operated by them or by their sub-distributors. Our distributors are not contractually obligated to work with us on an exclusive basis. In addition, some of our distributors may sell products that compete with our products. Our dependence on distributors increases their bargaining power with us and the need for us to maintain good relationships with them. To the extent that any material distributor ceases to cooperate with us for any reason and we are not able to find a suitable replacement in a timely manner, we may lose significant business. In addition, we may have to offer volume-based discounts or more favorable credit terms to our distributors in the future, which may lower our operating profit. As we rely to a large extent on our distributors for the sale of our products, our future growth will also depend on the performance of our distributors and their ability to expand their business and sales networks. There is no assurance that we will be able to renew our distribution agreements or renew such agreements on terms that are favorable to us. In addition, there is no assurance that one or more of our major distributors will not breach their distribution agreements or fail to comply with their obligations thereunder. In such event or events, our results of operations may be materially and adversely affected.

        We also rely on our film distributors to release our featured films. Film distributors act as intermediaries between film producers and movie theater operators. As a result, the releases of our films depend on maintaining relationships with these film distributors. There can be no assurance that we will be able to maintain these relationships and that film distributors will continue to enter into arrangements with us on favorable terms or at all. In addition, any deterioration in our relationships with the film distributors could require us to enter into arrangements with alternative film distributors. If alternative film distributors do not provide us with comparable services at favorable terms or at all, we may not be able to release our films, which in turn could materially and adversely affect our business, financial condition and results of operations. In addition, if any film distributor breaches the contracts with us and fails to pay us the film box office sharing, our results of operations may be materially and adversely affected.

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

        As part of our growth strategy, we have expanded from the online business to the offline business, such as film, interactive toys and other licensed products. Expansion into these or other new businesses or adoption of other new business models present operating and marketing challenges that are different from those that we encounter in our online business. We face competition from existing players within these markets who may have more experience and resources. We may need to satisfy different regulatory requirements and obtain additional licenses or permits from relevant regulatory authorities. If we cannot successfully address these new challenges and compete effectively in these markets or under these business models, we may not be able to operate these offline businesses, attract a sufficiently large number of audience or customers, or recover costs incurred for developing and marketing these products or services, and our future results of operations and growth strategies could be materially and adversely affected as a result. Pursuing these and other growth strategies in our offline business may also require us to expand our operations through internal development efforts and through partnerships, joint ventures, investments and acquisitions. If we are unable to successfully implement our growth strategies, our revenue and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

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

        Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the acquired companies' operations, and the loss of personnel. If we are not able to realize the benefits envisioned for such acquisitions, our business and results of operations could be materially and adversely affected. For example, in 2013, we made an impairment of US$0.4 in our investment in Chuangyou, due to Chuangyou's deteriorating financial position and performance.

We may not be able to obtain the land use rights and building ownership right in Songjiang, Shanghai in a timely manner and we may not successfully recover our prepayment thereunder, which may have a material adverse effect on our results of operations and financial condition.

        In May 2013, we entered into a land pre-development cooperation agreement with respect to our intention to purchase the land use rights of two parcels with an aggregated area of approximately 23,300 square meters in Songjiang District, Shanghai for a total consideration of RMB8.8 million (US$1.5 million). A prepayment of RMB4.4 million (US$0.7 million) was paid in May 2013. In August

2013, we entered into a letter of intent with respect to our intention to purchase a building with an aggregated construction area of approximately 4,860 square meters in Songjiang District, Shanghai for a total consideration of RMB46.6 million (US$7.7 million). A prepayment of RMB14.0 million (US$2.3 million) was paid as of December 31, 2013. Pursuant to the agreements we have entered into with the parties thereto, we will be fully refunded of the prepayments of RMB18.4 million (US$3.0 million) if we fail to obtain the land use rights and the building.

        Our execution of a definite land use rights and building purchase agreement and payment of the remaining consideration are contingent upon relevant PRC government authorities' approval. If we fail to obtain the land use rights and the building, we rely on the government credit for the refund of our prepayment. We believe the risk of the government to breach its covenants is remote, however, if we have difficulty recovering the balance of the deposits we have paid, we may be obliged to record provisions for impairment loss for all or part of our prepayments, which could have a material adverse effect on our results of operations and financial condition.

Our limited resources may affect our ability to manage our growth.

        Our growth to date has placed, and our anticipated further expansion will continue to place, a strain on our management, systems and resources. To accommodate our growth pursuant to our strategies, we implemented and maintained and will continue to accommodate a variety of new and upgraded operational and financial systems, procedures and controls, as well as our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our users, our distributors and third-party product and service providers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Our failure to anticipate or successfully implement new technologies could render our game engines, development platforms or virtual worlds unattractive or obsolete, and reduce our revenues and market share.

        Our proprietary engines for powering our virtual worlds, online games, and mobile applications, our flexible and secure software framework and anti-cheating expertise are critical to our success. Our industry is subject to rapid technological changes. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our development capabilities and our virtual worlds competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which virtual world technology has been and will continue to be developed, we may not be able to timely upgrade our engines or the software framework for our virtual world development in an efficient and cost-effective manner, or at all. New technologies in virtual world programming or operations could render our technologies, our existing virtual worlds or the virtual worlds that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related product development costs, purchase costs and/or licensing fees, which could result in a decline in our revenues and market share.

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

        In 2011, 2012 and 2013, 19.7%, 26.1% and 28.1%, respectively, of our net sales proceeds collected were generated from sales of our virtual currency through third-party payment systems. In such transactions, secure transmission of confidential information, such as users' debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our official website, is essential for maintaining user confidence. We currently provide password protection for all of our users' accounts. In addition, we are developing new tools to better ensure the security of our users' accounts in the future. While we have not experienced any material breach of our security to date, we still must prevent future breaches and current security measures may be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as a result of the expanded user base and the growing use of online payment systems. We also expect that associated online crime will likely increase accordingly. We must therefore be prepared to increase our security measures and efforts so that our users have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third-

party payment operators, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to safeguard confidential user information, which could harm our reputation and our ability to attract users and may have a material adverse effect on our business.

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

        In order to expand into overseas markets, we have licensed our virtual worlds, including Mole's World, Seer, Seer II, Flower Fairy, Gong Fu Pai and Reverse World to overseas operators. As of the date of this annual report, our virtual worlds are licensed in countries and regions including Korea, Japan, Hong Kong, Taiwan and Macau. We may license our existing and new products in other countries and regions in the future. The offering of our products in the international markets could expose us to a number of risks, including:

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

        Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Benson Haibing Wang, our chief executive officer, and Mr. Roc Yunpeng Cheng, our president. In 2013 and 2014, certain of our executive officers resigned from their positions. For example, Mr. Crow Zhen Wei stepped down from his position as our chief technology officer for personal reasons, although he remained as a member of our board of directors and also served as an honorary outside counsel. At present time, we do not plan to find a replacement of chief technology officer. In addition, Mr. Paul Keung, our chief financial officer, will be gradually handing over his responsibility in the near term to a new incoming chief financial officer. Mr. Paul Keung will remain his position as our chief financial officer during the transition period including the filing of this annual report on Form 20-F for the year ended December 31, 2013. Although we believe that these changes of our management team did not materially affect our business operations, if one or more of our senior management or key personnel are unable or unwilling to continue in their present positions in the future, we may not be able to replace them easily or at all, and our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain key personnel.

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

        As of December 31, 2013, our founders, Mr. Jason Liqing Zeng, Mr. Benson Haibing Wang, Mr. Crow Zhen Wei and Mr. Roc Yunpeng Cheng, who beneficially own our shares through a number of holding entities, and the Qiming Funds together hold 69.3% of our outstanding share capital. Accordingly, our founders and the Qiming Funds have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election and change of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, these principal shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders.

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

        Additionally, because most of our operating expenses are expected to remain stable in absolute amount in the future, our net income during any given quarter may be adversely affected by any decrease in revenue due to the seasonality effect.

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

        Prior to our initial public offering, we had been a private company with a short operating history and limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated and combined financial statements for 2011, 2012 and 2013, we and our auditors, an independent registered public accounting firm, identified certain significant deficiencies and deficiencies in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB. In connection with our management's assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2013, we have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting.

        We will continue to implement measures to remedy any deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting in the future. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

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

        If we are found to be in violation of any existing or future PRC laws or regulations, including the MII Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Shanghai Shengran or Shanghai Taomee's business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue or restrict our transaction with our VIEs, VIEs' subsidiaries or PRC subsidiaries, limit our business expansion in China by contractual arrangements, or restrict or prohibit our use of proceeds to finance our business and operation China. If any of these actions results in our inability to direct the activities of VIEs or VIEs' subsidiaries that affect their economic performance, and/or our failure to receive the economic benefits from VIEs and VIEs' subsidiaries, we may not be able to consolidate the operating results of our VIEs and VIEs' subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company or our wholly owned subsidiaries.

If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties.

        Our virtual worlds are deemed online games by relevant PRC government authorities and we are subject to relevant PRC regulations on operators of online games. On September 28, 2009, the General Administration of Press and Publication, or the GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening of the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP

Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. We are not aware of any online game companies adopting the same or similar contractual arrangements as ours having been penalized or ordered to be terminated since the GAPP Notice first became effective. As advised by our PRC counsel, Allbright Law Offices, there is uncertainty with respect to the implementation of the GAPP Notice; however, the GAPP is unlikely to directly affect our control over our PRC subsidiary, VIEs and VIEs' subsidiaries without joint actions with other authorities including the Ministry of Culture, based on the GAPP Notice, since (i) according to the relevant provisions of the Regulation on the Main Functions, Internal Organization and Staffing of the GAPP issued by the General Office of the State Council on July 11, 2008, or the Regulation on Three Provisions, the GAPP is authorized to approve the publication of online games before their launch on the Internet, while the Ministry of Culture is authorized to administer and regulate the overall online game industry; (ii) a circular on the interpretation of the Regulations on Three Provisions, which was issued by the office of the Central Organization Establishment Commission on September 7, 2009, provides that once an online game is launched on the Internet, it will only be regulated by the Ministry of Culture, and that if an online game is launched on the Internet without prior approval of the GAPP, the Ministry of Culture, instead of the GAPP, is the direct authority to investigate the game; and (iii) the original set of our contractual agreements with our significant VIE took effect in June 2009, which was prior to the effective date of the GAPP Notice. There are, however, uncertainties regarding the interpretation and application of the GAPP Notice. Accordingly, we cannot assure you that the GAPP will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. In the event that we, our PRC subsidiary or VIEs are found to be in violation of the GAPP Notice to operate our online virtual worlds, the GAPP in conjunction with the relevant regulatory authorities would have the power to investigate and deal with such violations, including in the most serious cases where relevant licenses and registrations would be suspended or revoked.

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

        Although we have been advised by Allbright Law Offices, our PRC legal counsel, that each contract under these contractual arrangements is valid and legally binding, these contractual arrangements may not be as effective in providing us with control over Shanghai Taomee as direct ownership of this company. If Shanghai Taomee or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you that it will be effective. See "—Risks Related to Our Corporate Structure—Our ability to enforce the Equity Interest Pledge Agreements between us and the shareholders of Shanghai Taomee may be subject to limitations based on PRC laws and regulations".

        These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our VIEs and VIEs' subsidiaries, and our ability to conduct our business may be negatively affected and we may not be able to consolidate the financial results of our VIEs and VIEs' subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us."

The shareholders of Shanghai Taomee may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        Shanghai Taomee is jointly owned by Mr. Jason Liqing Zeng, our chairman, Mr. Benson Haibing Wang, our co-founder, director and chief executive officer, Mr. Crow Zhen Wei, our co-founder and director, Mr. Roc Yunpeng Cheng, our co-founder, director and president, Mr. Bin Wang and Mr. Yuliang Feng. In addition, except for Mr. Bin Wang and Mr. Yuliang Feng, the above other individuals are also directors or executive officers of Shanghai Taomee. The PRC Company Law provides that a director or member of management owes a fiduciary duty to the company he directs or manages. The abovementioned individuals, except for Mr. Bin Wang and Mr. Yuliang Feng, must therefore act in good faith and in the best interests of Shanghai Taomee and must not use their respective positions for personal gain. These laws do not require them to consider our best interests when making decisions as a director or member of management of Shanghai Taomee.

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

Our ability to enforce the Equity Interest Pledge Agreements between us and the shareholders of Shanghai Taomee may be subject to limitations based on PRC laws and regulations.

        Pursuant to the Equity Interest Pledge Agreements with the shareholders of Shanghai Taomee, such shareholders agreed to pledge their equity interests in Shanghai Taomee to secure their performance under the relevant contractual arrangements. The equity pledges of Shanghai Taomee under these Equity Interest Pledge Agreements have been registered with the local branch of State Administration for Industry and Commerce pursuant to the new PRC Property Rights Law. According to the PRC Property Rights Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Rights Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Shanghai Taomee or its respective shareholders fail to perform their obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of Shanghai Taomee in an auction or private sale and remit the proceeds to our wholly owned subsidiary in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in Shanghai Taomee. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask Shanghai Shengran, our PRC wholly owned subsidiary and a party to the Option Agreements, to replace or designate another PRC person or entity to replace the existing shareholders of Shanghai Taomee pursuant to the direct transfer option we have under the Option Agreement.

        In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the Equity Interest Pledge Agreements, the amount of registered equity interests in Shanghai Taomee pledged to us was stated as RMB10,000,000, which represents 100% of the registered capital of Shanghai Taomee. The Equity Interest Pledge Agreements with the shareholders of Shanghai Taomee provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the contractual arrangements. In case of a breach of the contractual arrangement, Shanghai Shengran, as the pledgee, can require the shareholders of Shanghai Taomee to sell the pledged equity interest in a private sale or auction in order to realize Shanghai Shengran's right to the pledged equity interest in Shanghai Taomee. However, if the proceeds obtained by the shareholders of Shanghai Taomee from the foregoing realization process are insufficient to cover the full amount payable to Shanghai Shengran, the uncovered part will be determined as unsecured debt and will rank pari passu with other unsecured debt of the shareholders of Shanghai Taomee. We do not have agreements that pledge the assets of Shanghai Taomee for the benefit of us.

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

        Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. While China's economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and may slow down in the future. Any prolonged slowdown in the Chinese economy, in particular the information technology industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our users may decrease spending on our products, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

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

        On June 3, 2010, the Ministry of Culture, or the MOC, adopted the Provisional Administration Measures of Online Games, or the Online Games Administration Measures, which became effective as of August 1, 2010. The MOC also issued a notice regarding the implementation of the Online Games Administration Measures. We are required to establish the identity verification systems within three months of the effectiveness of the Online Games Administration Measures for online games and virtual worlds which started operation after August 1, 2010, and within six months for those which started operation prior to August 1, 2010. Failing to do so may subject us to an order from relevant authorities to rectify and a fine up to RMB20,000 (approximately US$3,304).

        However, since the users of our virtual worlds are principally minors, the implementation of an identity verification system has practical difficulties, mainly because most minors do not have PRC identity cards. We understand that the purpose of identity verification system required under the abovementioned circular issued in 2007 is to facilitate addiction prevention; hence, we have implemented addiction prevention programs for all users of our virtual worlds. We have established the identity verification system in all of our virtual worlds and are currently using it as one of the ways for registration. We plan to use the identity verification system as the only option for registration once required by relevant authorities.

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

        We are required to obtain applicable permits or approvals from different regulatory authorities in order to operate our virtual worlds. An Internet content provider, or ICP, such as Shanghai Taomee, must obtain an ICP license in order to engage in any commercial ICP operations in China. Online game operators must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP in order to distribute games through the Internet. We hold the Internet culture operation license issued by the Ministry of Culture and the Internet publishing license issued by GAPP. Prior to obtaining the Internet publishing license from GAPP, we worked with third party publishers to publish Mole's World, Seer, Flower Fairy, Magic Haqi and Gong Fu Pai. We have obtained 19 approvals from the GAPP in total, covering the Internet publications of all the virtual worlds which are developed by us and have been commercially launched, including the above-mentioned five franchises of Mole's World, Seer, Magic Haqi, Flower Fairy and Gong Fu Pai. If we cannot obtain the GAPP approval for our virtual worlds to be launched in future or fail to maintain any of our permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

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

        According to the Regulation on Three Provisions, the term of online games refers to all the online game works provided to the public through the Internet (including wired Internet and wireless network) for online user interaction or download, which includes but is not limited to MMORPG, web games, casual games, PC game downloading, games with net connection function, online counter strike game platforms and online mobile games. In addition, the distribution of online games to the public through the Internet for online user interaction or download is deemed as publication of such online games and is subject to the approval of the GAPP before such online games are distributed online.

        To further build our franchises and animated characters, we expanded into mobile platforms and have developed diversified mobile games and applications. Since the release of our first mobile game, Mole's World iOS version in October 2011, we have further expanded our mobile game portfolio, including multiple games based on Seer franchise and Mole's World franchise. All of our mobile games can be downloaded onto iPhones and iPads through Apple's App Store, and some games can also be downloaded onto Android based mobile devices. We may charge a fee for download or provide free download of our mobile products, depending on the nature of our different types of products and relevant distribution strategies; while we may have an in-application purchase system for virtual items. Currently, there is no official or public interpretation on the distinction between the terms of online games and mobile games, and we understand that the term of online mobile games are covered by the definition of "online games" under the Regulation on Three Provisions, and we have obtained the approvals from the GAPP covering all of our online games, including Mole's World and Seer. However, it still remains uncertain whether we need to obtain approvals for our online mobile games before we distribute such mobile games online. Furthermore, even under the assumption that our mobile games are subject to separate approvals before they are released online, it is still unclear whether we, as the developer of our games, or the third-party operators who manage and operate the platform where our mobile games are offered to the public for download, are required to apply for the approval from GAPP before such online mobile games are distributed online.

        As of December 31, 2013, we have released over ten e-books which featured the Mole's World franchise and Seer animation application on Apple's iOS platform. According to the Opinions of GAPP on the Development of E-Books Industry, which was promulgated by GAPP on October 9, 2010 and took effective on the same day, enterprises engaging in e-book industries are subject to approvals and administration from relevant governmental authorities. In addition, enterprises engaging in the creation, editing and publication of e-books or in the operation of platform where the e-book resources are delivered to users are deemed as e-book publishers and are subject to approvals for the publication of e-books. Since there is no official or public interpretation on the definition of e-book publication, we are not certain whether our release of e-books on mobile platforms will be deemed as publication and therefore be subject to the approval of GAPP.

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

        According to the Regulations on the Administration of Movies promulgated by the State Council of PRC on December 25, 2001 which took effective as of February 1, 2002, the film production entity is required to either obtain a Film Production License for engaging in film production activities or a One-Time Film Production License for each single film to be produced. In addition, upon the completion of the film making, the film production entity is required to submit the film to the local branch of SARFT for examination. SARFT will issue a License of Public Screening for each film that passes such examination, allowing the broadcast of such film to the public.

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

        We cooperate with third parties with the requisite qualifications and licenses in the production and distribution of the animation series and film based on our Mole's World franchise and the film based on our Seer franchise. Shanghai Taomee Animation Co., Ltd. has obtained (i) the license for the production and broadcasting of radio and television program, and the license for the broadcasting of Seer I, Seer II, Mole's World III and Flower Fairy animation series, (ii) one-time film production license and distribution license for the third film based on our Seer franchise, and (iii) one-time film production license for the third film based on our Mole's World franchise. If we fail to renew the Broadcasting and Television Program Production License obtained by us or if we or the third parties we worked with cannot obtain the license from SARFT for any of our future animation television series or films, the business of animation and film production will be adversely affected. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

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

        In January 2012, in cooperation with a number of China's leading online video websites who have obtained the audio/video program transmission licenses, we launched v.61.com, a website that offers animation series based on our franchises, such as Seer and Mole's World, as well as other content from these websites. In November 2012, we jointly developed with Turner Broadcasting System Asia Pacific (the parent company of Cartoon Network) ben10.61.com, a dedicated Chinese online zone for Ben 10 fans featuring videos, online games, wallpaper downloads, e-comics and character profiles. If the governmental authorities determine that our website v.61.com and ben10.61.com falls within Document 56, we may not be able to obtain the audio/video program transmission license as required, and we may become subject to penalties, fines or an order to suspend our website v.61.com and ben10.61.com.

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

        Shanghai Taomee, as a "software enterprise," enjoyed a full exemption from enterprise income tax, or EIT, in 2009 and 2010 and a 50% reduction in the EIT rate from 2011 to 2013. The reduced applicable EIT rate of Shanghai Taomee was 12.5% from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010. In addition, an enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a "High and New Technology Enterprise", or HNTE. In 2010, Shanghai Taomee obtained "High and New Technology Enterprise" qualification, or HNTE qualification, which is effective for a period of three years and could be renewed thereafter. In 2013, Shanghai Taomee applied for the renewal and received a new HNTE qualification. Currently Shanghai Taomee has not applied to the relevant tax authority for preferential tax treatment as a HNTE.

        Shanghai Shengran, which was established in 2009 and qualified as a "software enterprise" in 2010 and was informed in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013. In May 2012, Shanghai Shengran received a written approval from local tax authorities, according to which Shanghai Shengran was entitled to the full EIT exemption for 2010 and 2011, and 50% reduction in EIT rate, i.e. EIT rate of 12.5%, from 2012 to 2014, which resulted in an adjustment of US$2.1 million as a one-time tax benefit in 2012.

        According to the Notice of the Ministry of Finance and Other Departments regarding Several Opinions on Facilitating the Development of China's Animation Industry forwarded by the General Office of the State Council on April 25, 2006, an animation enterprise as recognized by the relevant department of the State Council which independently develops or produces animation products can apply for certain tax preferential treatment as applied to the software enterprises. Shanghai Animation was recognized as an "animation enterprise" in November 2013. Shanghai Animation is in the process of obtaining a written approval from relevant tax authorities for the two-year EIT exemption and a three-year 50% EIT rate reduction.

        If Shanghai Taomee, Shanghai Shengran or Shanghai Animation fail to maintain their respective qualification as a "software enterprise" or as an "animation enterprise" or as a "HNTE", the effective EIT rate will increase, which could adversely affect our results of operations. In addition, various local governments in China have provided discretionary preferential tax treatments to us. However, these local governments may decide to reduce or eliminate these preferential tax treatments at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Any expiration, reduction or discontinuation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus have a material adverse effect on our operating results.

Further roll-out of the PRC government's plan to replace business tax with value-added tax, or VAT, may subject us to higher tax rate, which could adversely affect our results of operations.

        Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers providing taxable services falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or Circular 111, pursuant to which, from January 1, 2012, VAT has replaced business tax in the transport and shipping industry and some of the modern service industries in Shanghai. In July 2012, the Ministry of Finance and the State Administration of Taxation promulgated the Circular concerning Implementing the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax for Transport and Shipping Industry and Certain Modern Service Industries in Eight Provinces and Municipalities (including Beijing), or Circular 71, which expanded the pilot regions to other eight provinces and municipalities including Beijing, Tianjin, and Shenzhen. In May 2013, the Ministry of Finance and the State Administration of Taxation promulgated the Circular concerning Implementing the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax for Transport and Shipping Industry and Certain Modern Service Industries across the Country, or Circular 37, which expanded the pilot regions to the whole nation and Circular 111 and Circular 71 were annulled accordingly. In December 2013, the Ministry of Finance and the State Administration of Taxation promulgated the Circular on Expanding the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax to Railway Transport and Postal Service, or Circular 106, pursuant to which, from January 1, 2014, VAT would replace business tax in the transport and shipping industry, postal service and some of the modern service industries in PRC and Circular 37 was annulled accordingly. Under Circular 106, a VAT rate of 6% applies to certain modern service industries. Most of our consolidated affiliated entities are located in these pilot regions, and the revenues recognized from part of our businesses operated by Shanghai Shengran, Shanghai Taomee and Shanghai Animation are subject to VAT at a rate of 6% for certain other services such as advertisement, merchandise licensing and box office revenue sharing and 17% for software sales, while other part of our business are still subject to PRC business tax at a statutory tax rate of 5%. If this plan is extended to apply to other part of our business, we may be subject to VAT rate which is higher than the business tax rate, which could harm our financial condition and results of operations.

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

        SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose vehicle." PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the SAFE notice.

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

        The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an over 20% appreciation of the RMB against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi traded within a narrow band against the U.S. dollar. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiary in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

        On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended by the Ministry of Commerce on June 22, 2009. The regulations require offshore special purpose vehicles that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the above regulations remain unclear, and the initial public offering which we completed in June     , 2011 may require approval from the CSRC, and if it does, it is uncertain how long it will take us to obtain the approval. If CSRC approval is required for the initial public offering, our failure in obtaining or delay in obtaining the CSRC approval for the initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

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

        Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In March 2013, a new virus subtype H7N9, commonly known as "bird flu" or "avian flu," was discovered in eastern China and has already sickened and killed some people. Any adverse public health developments in China could require the temporary closure of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations.

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

        China adopted a labor contract law effective on January 1, 2008, which was amended by the Standing Committee of the National People's Congress on December 28, 2012, and its implementation rules effective on September 18, 2008, respectively. The labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment upon permitted termination of the employment by an employer and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed term employment contract. Due to the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules and we may be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the "big four" accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms' inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

        In January 2014, the administrative judge reached an Initial Decision that the "big four" accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the

US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

        Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may be volatile.

        The market price for our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on June 10, 2011, trading price of our ADSs have ranged from US$3.15 to US$17.90 per ADS, and the last reported trading price on April 10, 2014 was US$5.80 per ADS.

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

        Pursuant to our third amended and restated memorandum and articles of association, we may convene a shareholders' meeting upon ten calendar days' notice. When a shareholder's meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and the majority of our directors and officers reside outside the United States.

        We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our current operations in China through our subsidiary and affiliated entities in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

        Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, and by the Companies Law (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

        Our third amended and restated articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to determine their designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We believe we may be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

        Based on the market price of our ADSs and composition of our income and assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test may be determined, in part, by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for our taxable year ended December 31, 2013, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation") of our ADSs or ordinary shares with respect to any "excess distribution" received from us and any gain from a sale or other disposition of our ADSs or ordinary shares. See "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company."

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

        On November 28, 2011, we announced a share repurchase plan to repurchase up to US$10 million worth of outstanding American Depositary Shares ("ADSs") (each ADS represents twenty ordinary shares of the Company) over a 12-month period. On September 28, 2012 and November 26, 2013, respectively, we extended the share repurchase plan for another 12 months from November 23, 2012 to November 23, 2013, and from November 24, 2013 to November 23, 2014, respectively. On March 28, 2014, we announced a share repurchase plan to repurchase up to US$10 million worth of outstanding ADSs over a 12-month period. As of December 31, 2013, we had repurchased an aggregated of 1,064,177 ADSs, representing 21,283,540 ordinary shares on the open market for total cash consideration of US$4.4 million.

        In the first quarter of 2012, Shanghai Taomee entered into an investment agreement of US$0.1 million with Guangzhou Chuangyou Information Technology Co., Ltd., or Chuangyou, a company principally engaged in the design and development of online games in China, to acquire 6.0% of Chuangyou's equity interest and a contingent call option to further subscribe 13.16% newly issued equity interest for US$0.6 million. In September 2012, Shanghai Taomee exercised the call option and completed the further acquisition in January 2013, resulted in 19.16% equity interest in Chuangyou. In December 2013, Chuangyou entered into an agreement to issue new shares for RMB2.5 million (approximately US$0.4 million) to a new investor. The Company's equity share in Chuangyou will be diluted to 9.58% upon the closing of the transaction Chuangyou is a related party of us, as one of Chuangyou's investors is our director and principle shareholder.

        On June 1, 2012, we incorporated Guangdong Taomee Animation Technology Co., Ltd., or Guangdong Taomee, under the laws of PRC, which primarily focuses on the design and distribution of toys, trading cards as well as other products. Shanghai Taomee and an individual shareholder, Mr. Jinjun Zhao, are registered as the shareholders of Guangdong Taomee, holding 80% and 20% of the equity interest in Guangdong Taomee, respectively. Notwithstanding the foregoing, among the equity interest in Guangdong Taomee currently registered under the name of Mr. Jinjun Zhao 15% of the equity interest in Guangdong Taome is nominally held by Mr. Jinjun Zhao and is subject to a vesting schedule as provided under the Subscription Agreement entered into between Shanghai Taomee and Mr. Jinjun Zhao on June 1, 2012, where one third of the foregoing 15% equity interest will be allocated to Mr. Jinjun Zhao annually upon the anniversary of each one year period for his employment in Guangdong Taomee. As a result, as of December 31, 2013, one third out of the 15% equity interest in Guangdong Taomee nominally held by Mr. Jinjun Zhao, i.e. 5% equity interest in Guangdong Taomee, has been allocated to Mr. Jinjun Zhao, and therefore Mr. Jinjun Zhao actually held 10% equity interest in Guangdong Taomee and our equity interest in Guangdong Taomee was 90%.

        In September 2012, we obtained a minor equity interest in Gamespedia Holdings Limited, or Gamespedia, a Cayman Island company which operates its mini game portal website through its wholly owned subsidiaries and VIEs in China, with total consideration of US$6.2 million.

        In October 2012, we incorporated Shanghai Xinsheng Information Technology Co., Ltd., or Shanghai Xinsheng, a PRC company wholly owned by Shanghai Shengran which focuses on software development.

        In February 2013, we acquired a minority equity interest in Voozclub Co., Ltd., or Voozclub, a Korea-based character and animation studio with an established presence in global brand licensing, online games, publishing and theme parks for a cash consideration of US$1.4 million.

        In March 2013, Shanghai Taomee entered into an agreement to set up Shanghai Taoyue Information Technology Co., Ltd. or Taoyue, a new online game development company, with five third-party individuals, of which Shanghai Taomee held a 40% equity interest for a cash consideration of RMB2.0 million (approximately US$0.3 million). In January 2014, Shanghai Taomee agreed to transfer such 40% equity interests in Taoyue to an existing investor of Taoyue for a cash consideration of RMB2.0 million (approximately US$0.3 million).

        In May, October and November 2013, we incorporated Shanghai Taomee Wireless Technology Co., Ltd., Shanghai Taomee Software Development Co., Ltd. and Shanghai Taomee Property Service Co., Ltd., respectively, all of which are PRC subsidiaries of Shanghai Shengran. The three companies are incorporated for the purchase of land use rights and building in Songjiang, Shanghai.

        In September 2013, we entered into an investment agreement to acquire minority stake of a Beijing-based pre-school education service provider for a consideration of US$2.0 million.

        In September 2013, we entered into an investment agreement with two third-parties to establish a joint venture, Jiangxi Haomi Network Technology Co., Ltd., or Jiangxi Haomi, a company which develops family entertainment and education application on mobile and multi-screen platforms in China. We paid a consideration of RMB12.9 million (approximately US$2.1 million) for 43.0% equity interests in Jiangxi Haomi.

        In December 2013, we acquired a minority stake of a New York City company that develops mobile applications, animation and products for pre-school children for a cash consideration of US$150,003.

        In January 2014, we entered into an agreement with Shanghai Weiju Network Technology Co., Ltd ("Shanghai Weiju"), a Hi-tech toy design and R&D company to subscribe for 25% of Shanghai Weiju's newly issued ordinary shares for cash consideration of RMB3.0 million (approximately US$0.5 million).

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

B.
Business Overview

        We are one of the leading children's entertainment and media companies in China. We attribute our market position to our content development and cross-media platform capabilities that leverage our innovative culture, experience in the children's entertainment market in China, and knowledge of virtual worlds and online entertainment to create enduring and iconic characters, images and story lines that attract a loyal following among children of the targeted age groups. Our success in developing branded entertainment experiences across online and mobile platforms has translated into growing demand for our franchises offline. By investing and building a cross-media platform that expands to mobile and offline, we reduced our dependency on content distribution through online virtual worlds and web games, which we believe could enhance our brand awareness and extend franchise life cycle. We are committed to delivering exceptional entertainment to children and families and leveraging our cross-media platform and child-centric culture.

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

        Established in 2007 in Shanghai as the first children's entertainment company in China, we launched our first online product Mole's World in September 2008, which became a leading popular brand among children and families. With encouraging participation and feedback from users, we successfully launched several online virtual worlds and other entertainment products in the following years, including our major franchises of Seer, Flower Fairy and Gong Fu Pai. To further strengthen our leading market position, we established our publishing and licensing businesses in 2010, and expanded into merchandise licensing, film and cartoon animation. As of December 31, 2013, we had launched five films featuring Mole's World and Seer. To further promote our brand we have produced approximately 250 episodes of cartoon animation broadcasted over more than 130 TV channels throughout mainland China and Taiwan. In October 2011, we also expanded into mobile front by releasing the mobile version of Mole's World, which is our first mobile game. Since then, we have released additional mobile games and applications, and our accumulated mobile downloads on Apple iOS and Android platforms had increased to over 25.5 million as of December 31, 2013.

        Our success is partly due to our efforts to reinforce parental trust by creating a safe and enjoyable entertainment environment with wholesome, age-appropriate content and standard-setting security safeguards. We set corporate social responsibility standards and nurture a corporate culture that embraces family values and encourages education and learning. We believe we were the first children's entertainment company in China to launch a separate online monitoring portal, "Taomee MaMa," which we believe increases online safety for children through parental engagement.

        We have achieved substantial growth since we launched our first virtual world, Mole's World, in September 2008. Our net revenues amounted to US$45.4 million in 2011, US$40.2 million in 2012 and US$48.4 million in 2013. For 2011, 2012 and 2013, 88.8%, 80.0% and 73.1% of our net revenues, respectively, were generated primarily from subscription fees that allow users to access premium features, sales of virtual items, mobile games, online video platform, as well as other online services, and the remaining 11.2%, 20.0% and 26.9% of our net revenues, respectively, were generated primarily from royalties, license fees, film box office sharing, and sales of interactive toys from our offline business. Our gross profit amounted to US$37.7 million in 2011, US$30.2 million in 2012 and US$35.1 million in 2013. Our net income was US$19.5 million in 2011, US$8.9 million in 2012 and US$5.4 million in 2013.

Our Franchises

        We have created and developed branded entertainment franchises, including our major franchises of Mole's World, Seer, Flower Fairy and Gong Fu Pai. In addition, we have also obtained from Voozclub Co., Ltd., or Voozclub, a character development company incorporated in Korea, the exclusive license to operate the franchise of Canimals in Mainland China and additional three franchises for our future pipeline. Our brands and franchises have expanded into various online and offline platforms including the virtual worlds, video streaming site, mobile applications, social networking, merchandising and interactive toys.

Mole's World

        Introduced in September 2008, Mole's World is our first and one of our most popular franchises. This franchise features a community of cuddly red-nosed moles living in a variety of settings and landscapes, and who collaborate and interact in many social activities that promote wholesome family values, friendships, and happiness.

        We have launched virtual worlds including Mole's World and Mole Hero based on this franchise, and also introduced mobile games such as Mole Kart and Mole's Baby. In 2012, our Moles' World series of casual mobile games attracted a diversified audience and broadened our user base to young adults aged 18 to 30. We plan to launch other virtual worlds and mobile games based on this franchise in the future.

        Certain animated characters of our Mole's World franchise, including Princess Momo, Uncle Bodhi, and Professor Kevin, have become highly popular among children in China. We license these characters to publishers, makers of consumer products in areas such as clothing, toys and food and beverages. In 2011 and 2012, we further introduced the franchise to television and film. The movie Mole's World II received the "Monkey King Award" for best writing in 2012. During the China Animation Committee's Annual Meeting. Mole's World animation series was ranked the sixth most beloved domestic cartoon animation in 2012 by the China Animation Association. Our expansion of Mole's World franchise to TV animation has enabled us to expand the fan and audience base to preschool children, and many new fans today are introduced through TV, film and books rather than online games.

Seer

        Introduced in September 2009, Seer is one of our most popular franchises. The Seer franchise primarily appeals to boys between six and 14 with a theme of space exploration and adventure. Virtual worlds and games in the Seer franchise offer a sci-fi adventure experience which fosters children's interest in science and environmental protection. For example, in the Seer virtual world, users travel through various different planets in search for new energy sources and often have to form teams with other users to defend against attacks launched by space pirates who seek to monopolize energy reserves in outer space.

        We believe the Seer virtual world encourages strong teamwork and high levels of interaction among users. The Seer virtual world integrates mini-challenges that encourage children to explore, discover and learn about physics, chemistry and mathematics. Our users often interact with classmates, parents and teachers to solve challenges.

        In November 2011, we launched a sequel virtual world Seer II, which becomes a popular virtual world among children and a major revenue contributor as part of our Seer franchise. In June 2013, we launched the mobile game Seer: Universal Force on Apple's iOS platform in conjunction with related film and offline products. We plan to launch other virtual worlds and mobile games based on this franchise in the future.

        Certain animated characters of our Seer franchise, including Mechanic Xixi, Captain Roger and Elf Rey, have become highly popular among children in China and we license these characters to publishers, as well as makers of consumer products, such as clothing, toys and food and beverages. In 2011, 2012 and 2013, we launched films and an animated television series based on this franchise. In 2013, we launched Seer III: Universal Force franchise, the first time in our history that we launched a franchise storyline simultaneously across film, online web and mobile games, as well as consumer products, interactive toys, books and trading cards.

        The Seer franchise has received several awards, including being ranked the second most beloved domestic cartoon animation in 2012 by the China Animation Association, and the Golden Dragon Award for "Best Animated Feature Film" in 2011 for the Movie, Seer: The Search for the Sacred Phoenix.

Flower Fairy

        We introduced Flower Fairy, our first franchise appealing to younger girls from five to 10, in June 2010. In the Flower Fairy virtual world, each user chooses from a variety of fairy attributes and flower worlds to create a dream-like fairytale storyline. The user's fairy is in charge of tending her own garden, cultivating various flowers and plants, and decorating her homes. The storyline promotes artistic expression, happiness, creativity, responsibility and cooperation. Certain animated characters, including Princess Wisdom and Princess Benevolence, have become highly popular among children in China. We have integrated many of the aforementioned attributes that promote healthy development of children into the franchise. In February 2014, we introduced an animated television series based on this franchise to further promote our products.

        We believe that TV animation series could extend the life cycle of the online game, expand the audience's fan base, and support additional monetization opportunities.

Gong Fu Pai

        We introduced Gong Fu Pai in September 2010 as our first martial art-themed franchise, and a franchise appealing to users slightly older than our existing franchises at the time. The Gong Fu Pai virtual world allows users to learn, explore and discover by interacting with other characters. Players select and adopt a character, including Monkey Paipai, Rabbit Yier, Panda Big Bamboo and Dragon Aotian. By attending a martial arts academy, they learn wholesome values and skills to embark in a series of fantasy adventures. The Gong Fu Pai franchise currently appeals to boys primarily between the ages eight and 15.

Other Franchises

Canimals

        In 2012, we have obtained from Voozclub the exclusive license to operate the franchise of Canimals in Mainland China. Voozclub, incorporated in Korea, is a character development and animation studio that produces merchandise concepts and style guides, digital applications and animation, and also licenses the content and characters to global partners. The characters produced by Voozclub differ from our own set of characters, therefore they further help strengthen and diversify our platform franchises. Canimals includes the alien animal characters of Ato, Nia, Fizzy, Mimi, Pow, Toki, Leon, Uly and Oz, and is a franchise appealing to tweener and teenagers, primarily girls between the ages nine and 18. We have also launched Canimals mobile applications and animations produced by Voozclub. Furthermore, our licensing relationship with Voozclub provides us with the right to operate additional three franchises developed by Voozclub for our future pipeline.

Our Business Segments

        We provide a diverse portfolio of services and products through two business segments: online business, and offline business.

Online Business

        The online business includes developing and operating online virtual worlds, other online entertainment services as well as mobile applications. Our online business achieved significant scale through the strength of our robust technology platform and targeted distribution network. Our reliable and flexible proprietary technology platform, coupled with our experienced research and development team, allows us to quickly expand our user base, enhance the online experience of our users and shorten development cycles. Our platform is supported by a national distribution network spanning 118,200 retail outlets that are primarily located near schools or other places frequented by target users in over 2,200 towns and cities across China as of December 31, 2013.

  Our virtual worlds

        Since our inception in 2007, we have successfully launched over ten virtual worlds featuring our core franchises including Mole's World, Seer series, Flower Fairy and Gong Fu Pai for children between the age of five and 15. In our virtual worlds, all of which are all accessible through our online community, www.61.com, children adopt avatars and participate in interactive games and activities set in fantasy landscape with evolving story lines. We have also licensed several third-party games hosted on our servers and have links on our website to third-party hosted games. We believe our virtual worlds have a market overseas as well, and we have licensed the content to partners throughout Asia. Our current international expansion strategy is to leverage our content and technology platform by establishing brand recognition and an active online community through virtual worlds, online games, and mobile applications. Depending on geography, market and other factors, we also intend to strengthen our brand presence and monetization of our franchises overseas through offline channels, including films, TV animation, live events, and merchandise licensing.

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

  Our mobile games and applications

        To further build our franchises and animated characters, we expanded into mobile platforms and have launched a diversified product and applications portfolio offering over 20 mobile games and applications. Since the release of our first mobile game, Mole's World iOS version in October 2011, we have further expanded our mobile game portfolio, including multiple games based on Seer franchise and Mole's World franchise. Our mobile applications include the mobile version of Taomee MaMa launched in March 2012, over ten e-books released as of December 31, 2013 which feature the Mole's World franchise, and Seer and Mole's World animation application on Apple's iOS platform. Many of these products have been ranked the "most downloaded" applications on several application platforms in mainland China, Hong Kong and Taiwan.

        All of our mobile games and applications can be downloaded onto iPhones and iPads through Apple's App Store, and some games can also be downloaded onto Android-based mobile devices. We may charge a fee for download or provide free download of our mobile products, depending on the nature of our different types of products and relevant distribution strategies; while we may have an in-application purchase system for virtual items. As of December 31, 2013, the number of downloads for the mobile applications operated by the Company has reached approximately 25.5 million on Apple iOS and Android platforms collectively.

        We remain focused on further developing and expanding our mobile game and applications offerings as we see more users interacting with our characters and franchises from mobile devices. In November, 2013, we reorganized our wireless division and launched a new studio named "Glove Game" to develop mobile games. Our "Glove Game" brand and studio will focus on developing mainstream mobile games, and no longer focuses solely on developing applications to build and market our brands.

  Our other online service

        In January 2012, in cooperation with a number of China's leading online video websites that have obtained the audio/video program transmission licenses, we launched v.61.com, a website that offers animation series based on our franchises, such as Seer and Mole's World, as well as other content from these websites. In 2013, our monthly average page views exceeded 200 million. By the end of 2013, we had over 130,000 cartoon animation series available online.

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

  Pricing, payment and distribution

  Pricing

        We offer the basic functions of our virtual worlds to users for free, and we charge a RMB10 (US$1.7) 30-day subscription fee per virtual world for accessing premium features in each of our virtual worlds. Premium features significantly enhance user experience by providing users with more in-community credit and virtual items. Our virtual items include props, clothing, home decor and accessories. We have generally maintained stable pricing for subscriptions to premium features of our virtual world and in-community items since their launch.

  Payment

        Users conduct all of the transactions on the www.61.com interactive community with our own virtual currency, the Mibi. Users may recharge their Mibi accounts through prepaid cards or other third-party payment channels.

        Users can purchase our prepaid cards through various distribution channels. Each of our prepaid cards contains a unique access code and password that enables users to recharge their Mibi account. Our prepaid cards are offered in denominations of RMB10 (US$1.7) , RMB30 (US$5.0) and RMB50(US$8.3), to provide flexibility to users. Our physical prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. We offer both physical cards and cards in virtual form which are sold online through a third-party vendor.

  Distribution

        We sell our physical prepaid cards through a network of third-party distributors. We typically collect payment from our distributors upon delivery of our prepaid cards. We sell the prepaid cards to our distributors at a pre-negotiated discount on the face value of the cards. Our distribution agreements also contain pre-set sales targets and offer a volume rebate to distributors if they achieve certain pre-set sales targets. The rebate is provided to these distributors in the form of free prepaid cards. The pre-negotiated discount rate is generally more favorable to wholesale distributors with higher sales volume. Our distribution agreements generally have a term between half a year and one year, which can be renewed through the agreement of both parties. We require our distributors to distribute prepaid cards in designated geographical areas. We also require that each distributor work closely with our marketing team and support its activities. As of December 31, 2013, these distributors resell the cards to sub-distributors who, in turn, distribute the cards to over 118,200 retail outlets, such as newsstands and convenience stores, in over 2,200 towns and cities across China, many of which are strategically located near schools and other places frequented by target users.

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

Offline Business

        Our offline business focuses on merchandise licensing, publishing, design and distribution of interactive toys, as well as the development of media and entertainment products, such as films, and self-branded TV shows.

  Licensing and Royalties

        Due to the growing popularity of the Taomee brand and our many franchises, we began licensing characters and images to third parties in 2009, and have achieved significant growth since then. We believe there is significant demand to license our content, but we seek to enter into licensing arrangements selectively in order to ensure the quality and integrity of our brands and franchises when they are associated with third-party content, products and services. Therefore, we have only licensed our characters and images to companies that are leaders in their respective sectors, such as traditional print, film, television media, manufacturing and select retailers of consumer merchandise such as toys, apparel, beverages and electronic devices. While we currently leverage our franchises developed for virtual worlds for our offline franchising, our goal is to develop original content for our offline business as well. Our coverage in offline business aims not only to diversify our revenues but also to raise our brand profile and extend our corporate reach as a leading children's entertainment and media company in China.

        We develop and popularize children's books and magazines featuring our franchises and characters in conjunction with third-party publishers. We typically license our franchises to publishers and earn royalties from these licenses.

        We license our franchises to leading brands in China, such as "Bright Dairy" and "China Citic Bank" and other consumer goods makers in categories such as apparel, toys, accessories, stationery, consumer electronics, and food and beverages. As of December 31, 2013, we licensed our franchises to companies operating in major consumer product categories including apparel, accessories, toys, stationery, consumer electronics, food, beverage, books, theme parks, live shows, and carnivals. Our license fees are usually based on a fixed percentage of the wholesale or retail selling price of the products with a guaranteed minimum payment for a given year. Terms of our license agreements are generally between one to two years.

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

        We have co-produced and invested in five featured films, based on our "Mole's World" and "Seer" franchises. Our two animated movies based on our franchises, Seer: The Search for the Sacred Phoenix and Legend of the Moles—The Frozen Horror, were released in theaters across China in July and August 2011 respectively. As a follow up to those successful movies, we launched two sequels nationwide; Seer II and Mole's World II, on June 28, 2012 and July 5, 2012, respectively. In June 2013, we further launched the third sequel movie of Seer franchise, Seer III: Universal Force, in conjunction with online web and mobile games, as well as consumer products, interactive toys, books and trading cards. The movie has been watched by over 2.1 million audiences according to the public information provided by EntGroup.cn. In November 2013, we released the film on several China's leading online video and internet TV platforms, including Best TV, Tencent Video, iQiyi and Youku Tudou.

        To further promote our franchise and brand, we have also co-produced and invested in animation series of approximately 250 episodes combined based on our "Mole's World", "Seer" and "Flower Fairy" franchises, which have been broadcasted on over 130 channels including China Central Television, major satellite channels, China's leading cartoon networks and our website v.61.com.

        On February 1, 2013, we launched a new self-branded children's television show called Taomee Dream School on major cartoon channels and TV stations across China. The television show, which also can be seen at http://dream.61.com/, serves as the designated television platform for premiering our original animation content.

  Interactive Toys design and Sales and Other

        We also procure and sell interactive toys featuring our franchise. In the second quarter of 2012, we established Guangdong Taomee Animation Technology Co., Ltd. or Guangdong Taomee, a company incorporated in Guangzhou, Guangdong, China which primarily focuses on the design and distribution of toys, trading cards as well as other products.

        Our products may also offer unique promotional and interactive features that allow our customers to explore and interactive with our online platform. As we continue to gain experience in our offline business, we are always seeking new offline business and marketing opportunities to expand our portfolio and to attract users to our online community.

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

Our pipeline

        We plan to release more virtual worlds every year, and to increase our product development capabilities into more interactive online entertainment platforms including mobile games in order to expand our audience and to satisfy our users as they mature and grow older. We will continue to release more mobile games for both iOS and Android platforms. In our offline business, we will continue to invest in films, animation series, books, and TV programming including the release of our third movie based on the Mole's World franchise and the fourth film based on the Seer franchise in the summer of 2014. We also plan to design and develop interactive toys and merchandise that may integrate features that interact with our online platform.

Seasonality

        Our quarterly results of operations may be affected by seasonal trends caused by user behavior and demand for our online and offline offerings. We expect our net revenues from online business to be higher during winter and summer vacations when there are more active users and children have more online playtime during these non-school days, which usually falls in the first and third quarters of each calendar year. Decreases in our net revenues from online business, if any, as a result of seasonality may be most visible from the third quarter to the fourth quarter of each year, as the fourth quarter has less than half of the non-school days compared to the third quarter. Moreover, the sequential decline from the first to the second quarters accentuated because Chinese New Year, a period when children have increased pocket money, typically falls in the first quarter. These seasonality trends generally manifest themselves more clearly with respect to more mature virtual worlds and less clearly during periods of high growth that accompany the introductory stages of a highly popular virtual world.

        Seasonality of our offline business is affected by the different consumption patterns influencing different media formats or product categories for our licensed franchises and the mix of media formats and product categories. For instance, sales of certain toys and stationery sold near primary schools may decrease during winter and summer vacations, while sales of clothing may increase during such periods. In addition, our business may also be affected by the timing of new launches of content and product, such as the release of a film or TV animation series.

Competition

        As a leading children's entertainment and media company, we face competition from both online and offline players who seek to develop brands and franchises through the licensing or creation of content for children. Currently, our offline competitors are primarily companies that produce, license, or distribute entertainment content and merchandise to similar target groups in China. Meanwhile, the children's online entertainment industry in China is characterized by relatively low capital requirements and barriers to entry. There are a number of existing competitors in the children's online entertainment industry and we expect more entrants to offer a range of virtual worlds and digital contents targeting children in China in a relatively short period of time. We believe our principal competitors in online children's entertainment in China include Tencent Holdings Limited, or Tencent, the developer of Roco Kingdom and Guangzhou Baitian Information Technology Ltd., the developer of Aola Star and Aobi Island. Potential competitors also include major Internet portal operators, other domestic and foreign virtual world developers and operators, media companies focused on children's entertainment and alliances between our existing and new competitors. We also face competition on the mobile front with respect to mobile applications, as there are an increasing number of Internet companies in China tapping into the mobile market with applications and services targeting children. We also face these and other competitors in our offline business, including Guangdong Alpha Animation and Culture Co., Ltd, a company listed in Shenzhen Stock Exchange which primarily engages in toy and animation industry (Ticker: 002292). Some of our competitors, especially major foreign and China-based publicly listed media and virtual world operators, have significantly greater financial and marketing resources and name recognition than we have. Our competitors may adopt loss-leading pricing or other tactics or business models to attract our users. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to maintain our revenues and profitability as we operate in a competitive industry and compete against many companies."

        We believe we compete primarily on the basis of our innovative culture and proven content development capabilities, our understanding of children and the industry, our brand recognition, our advanced technology platform and our strong commitment to online safety.

Customer Services

        As of December 31, 2013, our dedicated customer service team had 86 employees, mostly serving our online users. From our inception, we have focused on catering to the needs of children and their parents and this focus is reflected in all major aspects of our service.

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

        We also leverage the large user base of our online community to engage in effective and targeted cross-selling of our online and offline products and services. We publicize the launch of new franchises primarily through promotion campaigns in our existing virtual worlds, online services and mobile applications. We also embed promotional messages in our digital products for certain licensed products sold offline. We believe such cross-selling through our online community is one of the most effective means for promoting online and offline services to our users. We also place advertisements on search engines and popular casual game portals in China to reach new users. Our distributors, who cover over

118,200 retail outlets in over 2,200 towns and cities as of December 31, 2013, are obligated to promote our prepaid cards according to the terms of our distribution agreements with them.

        We believe the films and television series based on our franchises, such as the films and television series based on Mole's World and Seer that were released in 2011, 2012 and 2013, are an important part our effort to build brand awareness and promote our franchises to a broader audience within a short time. See "—Our Business Segments—Offline Business."

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

Intellectual Property

        We actively safeguard our copyrights, trademarks, trade secrets and similar intellectual property. We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. All of our research and development personnel have entered into confidentiality and proprietary information agreements or contract clauses with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs, and technologies they develop during their employment with us.

        As of December 31, 2013, we had received approval for 351 and 7 trademark registrations in China and Taiwan respectively and are in the process of applying for registration of 46 trademarks in China. In addition, we have obtained 69 copyright registrations for software we developed, 4 copyright registrations for Mole's World and Seer animation series and 392 copyright registrations for artworks which were produced by our employees and owned by us. We also registered 39 domain names, including www.61.com, our primary operation website, and www.taomee.com, our corporate information website.

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

Employees

        We had 575, 640 and 623 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2013:

Function	Number of Employees	Percentage of total
Online operations	117	18.8%
Offline operations	30	4.8%
Product development	333	53.4%
Sales and marketing	82	13.2%
General and administrative	61	9.8%

Total	623	100.0%

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

        In May 2013, we entered into a land pre-development cooperation agreement with respect to our intention to purchase the land use rights of two parcels with an aggregated area of approximately 23,300 square meters in Songjiang District, Shanghai for a total consideration of RMB8.8 million (US$1.5 million). A prepayment of RMB4.4 million (US$0.7 million) was paid in May 2013. In August 2013, we entered into a letter of intent with respect to our intention to purchase a building with an aggregated construction area of approximately 4,860 square meters in Songjiang District, Shanghai for a total consideration of RMB46.6 million (US$7.7 million). A prepayment of RMB14.0 million (US$2.3 million) was paid as of December 31, 2013. Pursuant to the agreements we have entered into with the parties thereto, we will be fully refunded of the prepayments of RMB18.4 million (US$3.0 million) if we fail to obtain the land use rights and the building. Please see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain the land use rights and building ownership right in Songjiang, Shanghai in a timely manner and we may not successfully recover our prepayment thereunder, which may have a material adverse effect on our results of operations and financial condition."

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

Internet information services

        The Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures, issued on September 25, 2000 and amended on January 8, 2011 by the State Council. The ICP Measures define "Internet information services" as services that provide information to online users through the Internet. Internet information services are divided into commercial services and non-commercial services. According to the ICP Measures, the Internet information commercial service providers are required to obtain an operating license, or an ICP license, from the MIIT or the relevant provincial counterparts while the Internet information non-commercial service providers are required to undertake the filing procedures with the MIIT or the relevant provincial counterparts. We obtained the ICP license from the Shanghai branch of the MIIT in 2009.

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

        On July 11, 2008, the General Office of the State Council issued the Regulation on Main Functions, Internal Organization and Staffing of the PRC General Administration of Press and Publication, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretation, or the Interpretation on Three Provisions, collectively as the Regulation on Three Provisions and Interpretation thereof. The Regulation on Three Provisions and Interpretation thereof authorized the MOC with overall jurisdiction to regulate the online gaming industry, while granting GAPP the authority to grant approvals for the Internet publication of online games, by expressly stating that (1) administration over online games (other than pre-examination and approval before Internet publication of online games) is granted to the MOC; (2) subject to MOC's overall administration, GAPP is responsible for the pre-examination and approval for Internet publication of online games; and (3) once games are launched online, the online games will be only administrated and regulated by MOC. As of the date hereof, we have obtained 19 approvals from the GAPP in total, covering the Internet publications of all the virtual worlds which are developed by us and have been commercially launched, including the above-mentioned five franchises of Mole's World, Seer, Magic Haqi, Flower Fairy and Gong Fu Pai. We used to work with third party publishers for the publication of such franchises prior to our obtaining of the Internet publishing license.

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

Information security and censorship

        Internet content in China is also regulated and restricted from a state security standpoint. The Standing Committee of National People's Congress enacted a decision on December 28, 2000 and amended such decision on August 27, 2009 that makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) falsify or disseminate false commercial information that influences trading of stock exchange or future exchanges or disrupts financial orders; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a release of State secrets or a distribution of socially destabilizing content. The MPS has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites.

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

Privacy Protection

        On July 16, 2013, MIIT issued the Provisions on Protecting the Personal Information of Telecommunications and Internet Users, effective on September 1, 2013. Pursuant to these provisions, an Internet content provider (i) shall not collect or use the personal information of users unless such collection or usage is agreed by the users;(ii) should keep user personal information collected under the users' consent strictly confidential and take relevant measures to prevent such information from being divulged, impaired or lost; and (iii) may not sell or illegally provide user personal information collected under the users' consent to any third parties. We require our users to accept a user agreement whereby they agree to provide certain personal information to us and keep such personal information strictly confidential. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Addiction prevention and identity verification system

        In April 2007, GAPP and several other governmental authorities issued a circular requiring the implementation of addiction prevention and the identity verification system by all PRC online game operators, in an effort to curb addictive online game play behaviors in minors under 18. Game operators are required to reduce in-game gains or benefits after three hours of continuous play and eliminate in-game gains or benefits after five or more hours of continuous play.

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

Regulations on Television and Film Industry

        We have expanded into film and television production through the co-production of, or investments in, two animation series and two feature films, based on our "Mole's World" and "Seer" franchises. On July 19, 2004, SARFT promulgated the Administration Rules on the Production and Operation of Broadcasting Television Programs, pursuant to which an entity that plans to produce and operate television and broadcast programs in China is required to obtain the License for Producing and Operating Television and Broadcast Programs. On July 11, 2006, SARFT issued Provisional Regulations on Filing and Publicity of Domestic Television Animations, stipulating that registrations for domestic television animations must be filed with, and be publicly displayed by SARFT prior to their production. On February 14, 2008, SARFT promulgated the Notice of the State Administration of Radio, Film and Television on Strengthening the Administration of the Broadcasting of Domestic Animation Series and later on May 14, 2010, SARFT further promulgated Regulations on Content of Television Series, pursuant to which for each domestic television animation completed, the animation production entity is required to obtain the Domestic Animation Publication License prior to the broadcast of such domestic television animation to the public. On December 25, 2001, the State Council promulgated Regulations on the Administration of Movies, according to which, an entity other than film production entities that intends to independently engage in movie production shall report to SARFT for approval and obtain a One-Time Film Production License for each single film to be produced from SARFT. We cooperate with third parties with the requisite qualifications and licenses in the production and distribution of the animation series and film based on our Mole's World franchise and the film based on our Seer franchise. Shanghai Taomee Animation Co., Ltd. has obtained (i) the license for the production and broadcasting of radio and television program, and the license for the broadcasting of Seer I, Seer II, Mole's World III and Flower Fairy animation series, (ii) one-time film production license for the third film based on our Seer franchise, and (iii) one-time film production license for the third film based on our Mole's World franchise.

Policies to Foster Growth of Domestic Animation Industry

        Since 2004, several circulars have been issued to encourage the development of the still nascent animation industry in China. On April 20, 2004, SARFT promulgated Several Opinions on Developing Domestic Animation and Film Industry, which restricts foreign animation content by putting a time limit on total hours allowed to be broadcast in television stations in China. SARFT issued the Circular on Further Regulating the Broadcasting of Animations in 2006, and the Circular on Strengthening the Regulation on the Broadcasting of Animations in 2008, effectively prohibiting the broadcasting of foreign animation content by nationwide television stations from 17:00 to 21:00 every day. In 2006 and 2008, circulars were issued by various governmental departments including the Ministry of Finance and MOC, supporting domestic animation industry and promoting the animation production industrial chain. Furthermore, on July 17, 2009, the Ministry of Finance and State Administration of Taxation jointly promulgated the Circular on Tax Policy to Support Animation Industry, which provides domestic animation producers a series of preferential tax treatment with regard to their self-developed products. The Ministry of Finance and State Administration of Taxation further promulgated the Circular on the Value-Added Tax Policy of Software Products on October 13, 2011and the Circular on the Tax Policies of Value-Added Tax and Business for Animation Industry on November 28, 2013, which update the tax policies on value-added tax and business tax for animation industry.

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

        In January 2012, in cooperation with a number of China's leading online video websites which have obtained the audio/video program transmission licenses, we launched v.61.com, a website that offers animation series based on our franchises, such as Seer and Mole's World, as well as other content from these websites. In November 2012, we jointly developed with Turner Broadcasting System Asia Pacific (the parent company of Cartoon Network) the website of ben10.61.com, a dedicated Chinese online zone for Ben 10 fans to get access to featuring videos, online games, wallpaper downloads, e-comics and character profiles. If the governmental authorities determine that our online website falls within Document 56, we may not be able to obtain the audio/video program transmission license, and we may become subject to significant penalties, fines, legal sanctions or an order to suspend our online website.

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

        The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, with its implementation rules adopted in 2002, protects registered trademarks. The PRC Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

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

        Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers providing taxable services falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this pilot plan and relevant notices, or Circular 111, pursuant to which from January 1, 2012, VAT has replaced business tax in the transport and shipping industry and some of the modern service industries in Shanghai. In July 2012, the Ministry of Finance and the SAT promulgated the Circular concerning Implementing the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax for Transport and Shipping Industry and Certain Modern Service Industries in Eight Provinces and Municipalities (including Beijing), , or Circular 71, which expanded the pilot regions to other eight provinces and municipalities including Beijing, Tianjin, and Shenzhen. In May 2013, the Ministry of Finance and the State Administration of Taxation promulgated the Circular concerning Implementing the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax for Transport and Shipping Industry and Certain Modern Service Industries across the Country, or Circular 37, which expanded the pilot regions to the whole nation and Circular 111 and Circular 71 were annulled accordingly. In December 2013, the Ministry of Finance and the State Administration of Taxation promulgated the Circular on Expanding the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax to Railway Transport and Postal Service, or Circular 106, pursuant to which, from January 1, 2014, VAT would replace business tax in the transport and shipping industry, postal service and some of the modern service industries in PRC and Circular 37 was annulled accordingly. Under Circular 106, a VAT rate of 6% applies to certain modern service industries. The revenues recognized from part of our businesses operated by Shanghai Shengran, Shanghai Taomee and Shanghai Animation are subject to VAT at a rate of 6% for certain other services such as advertisement, merchandise licensing and box office revenue sharing and 17% for software sales, while other part of our business are still subject to PRC business tax at a statutory tax rate of 5%. If this plan is extended to apply to other part of our business, we may be subject to VAT rate which is higher than the business tax rate, which could harm our financial condition and results of operations.

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

C.
Organizational Structure

        The following diagram illustrates our corporate structure and the place of incorporation of each of our significant subsidiaries, VIEs and VIEs' subsidiaries as of December 31, 2013.

(1)
Shanghai Taomee is our VIE in China and is 30% owned by Mr. Jason Liqing Zeng, our chairman, 23.75% owned by Mr. Benson Haibing Wang, our co-founder, director and chief executive officer, 17.375% owned by Mr. Crow Zhen Wei, our co-founder and director, 15.75% owned by Mr. Roc Yunpeng Cheng, our co-founder, director and president, 8.125% owned by Mr. Bin Wang and 5% owned by Mr. Yuliang Feng.

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

        Equity Interest Pledge Agreement.    Shanghai Taomee and its shareholders have entered into an equity interest pledge agreement with Shanghai Shengran, under which the shareholders of Shanghai Taomee pledged all of their equity interests in Shanghai Taomee to Shanghai Shengran to secure their and Shanghai Taomee's obligations under certain agreements above and as collateral for all of the amounts payable by Shanghai Taomee to Shanghai Shengran under those agreements. If any event of default as defined under this agreement occurs, Shanghai Shengran, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any equity proceeds (including but not limited to any dividend or profit) from Shanghai Taomee will be further pledged in favor of Shanghai Shengran excepted otherwise agreed by Shanghai Shengran in writing.

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

        In May 2013, we entered into a land pre-development cooperation agreement with respect to our intention to purchase the land use right of two parcels with an aggregated area of approximately 23,300 square meters in Songjiang District, Shanghai for a total consideration of RMB8.8 million (US$1.5 million). A prepayment of RMB4.4 million (US$0.7 million) was paid in June 2013. In August 2013, we entered into a letter of intent with respect to our intention to purchase a building with an aggregated construction area of approximately 4,860 square meters in Songjiang District, Shanghai for a total consideration of RMB46.6 million (US$7.7 million). A prepayment of RMB14.0 million (US$2.3 million) was paid as of December 31, 2013. Pursuant to the agreements we have entered into with the parties thereto, we will be fully refunded of the prepayments of RMB18.4 million (US$3.0 million) if we fail to obtain the land use rights and the building. Please see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain the land use rights and building ownership right in Songjiang, Shanghai in a timely manner and we may not successfully recover our prepayment thereunder, which may have a material adverse effect on our results of operations and financial condition."

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

A.
Operating Results

Overview

        We are one of the leading children's entertainment and media companies in China. Our success online has translated into growing demand for our content offline in merchandising, television, film and books. In our virtual worlds, children adopt avatars and learn through interactive games and group activities set in imaginative landscapes with evolving story lines of exploration and adventure.

        In order to leverage our investment and expansion into offline and mobile products, we have developed a cross media platform. We work with publishers to offer a wide range of children's books and magazines, featuring iconic characters, story lines and images we have developed and popularized. We license our franchises to leading brands in toys and other consumer products for children in China. We also design and distribute toys, trading cards and products that potentially other interactive features. We have also developed content for animation film and television, which we released in 2011, 2012 and 2013. We refer to these other businesses as our offline business.

        We generate revenues from our online business primarily through the sales of subscriptions and virtual items, which users pay for primarily in the form of virtual currency purchased with prepaid cards. Our prepaid cards are distributed in over 118,200 retail outlets in over 2,200 towns and cities in China. We generate revenues from our offline business mainly from license fees and royalties based on contracts with book publishers, makers of consumer products and other licensees as well as wholesale of interactive toys.

        For 2011, 2012 and 2013, approximately 88.8%, 80.0% and 73.1%, respectively, of our net revenues were generated from online business, and approximately 11.2%, 20.0% and 26.9%, respectively, of our net revenues were generated from offline business.

        Our net revenues were US$45.4 million in 2011, US$40.2 million in 2012 and US$48.4 million in 2013. Our gross profit was US$37.7 million in 2011, US$30.2 million in 2012 and US$35.1 million in 2013. Our net income was US$19.5 million in 2011, US$8.9 million in 2012 and US$5.4 million in 2013. The number of active paying accounts, in our online entertainment community were 1.7 million in the three months ended December 31, 2011, 1.2 million in the three months ended December 31, 2012 and 1.3 million in the three months ended December 31, 2013, and per paying account average gross revenues from the operation of our virtual communities in China, or ARPU, increased from approximately US$4.7 to US$4.8 and US$6.0 in the same periods.

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

  •
  discretionary spending on and by children and their caregivers, particularly in media and entertainment, which has increased considerably as a result of Chinese families' growing affluence as well as population control policies of the Chinese government;

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

  •
  competition in the children's entertainment and media industry, which is characterized by rapid change, impact of the new and converging technologies, relatively low capital requirements and barriers to entry. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to maintain our revenues and profitability as we operate in a competitive industry and compete against many companies"; and

  •
  our ability to achieve a high level of production and operation efficiency.

Descriptions of Certain Statement of Operations Items

Net revenues

        We generate revenues from two sources: (i) online business through the operation of our virtual worlds, mobile games and provision of other online services and products, including royalties for licensing our virtual worlds, and (ii) offline business.

        In 2012, our net revenues from online business decreased together with the decrease of the active paying accounts. We believe the decrease is primarily due to competition and our strategy to decelerate monetization temporarily to attract new users and increase user stickiness, which is evidenced by increased active accounts in 2012. In 2013, our net revenues from online business increased as a result of our revenue growth of our core virtual worlds from the prior year, as well as contribution from several newly launched virtual worlds. Our net revenues from offline business have increased in both amount and percentage in 2011, 2012 and 2013 as a result of our strategy to build our cross-media entertainment platforms. The following table sets forth a breakdown of our net revenues from the periods indicated.

	For the Years Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Net revenues:
Online business	40,331	88.8	32,169	80.0	35,330	73.1
Offline business	5,066	11.2	8,039	20.0	13,024	26.9

Total net revenues	45,397	100.0	40,208	100.0	48,354	100.0

  Online Business

        Our net revenues from online business amounted to US$40.3 million, US$32.2 million and US$35.3 million in 2011, 2012 and 2013, respectively.

        Our net revenues from online business are net of discounts and rebates granted to our distributors, as well as business taxes or VAT and related surcharges incurred in connection with our operations. Each of Shanghai Shengran and Shanghai Taomee is subject to PRC business tax at a statutory tax rate of 5% or VAT at a rate of, depending on different product categories, 17% or 6%, and surcharges related to urban construction and education, which we deduct from our gross online business revenues.

        We generate revenues from our online business primarily through two revenue streams for virtual features—time-based and item-based. While users can access our virtual worlds for free, users may choose to pay a RMB10 (US$1.7) fee per virtual world to access premium features and gain privileges within each of our virtual worlds for 30 days. Users who pay the subscription fee enjoy additional capabilities, special privileges, such as having a higher upper limit for the total number of friends that the users can have and access to exclusive online parties. In addition, users pay a fee for each virtual item within our virtual worlds. For more details on revenue recognition, see "—Critical Accounting Policies and Estimates—Revenue Recognition." Starting from June, 2011, we began to generate online business revenues from licensing our virtual worlds outside of China. Starting from the second half of 2010, we also began to operate third-party online casual games on our platform and generate revenues from such licensing arrangements.

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

        Our physical prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. The proceeds from the expired physical prepaid cards that have not been activated are recognized as other operating income upon expiration of the cards. In 2011, 2012 and 2013, we recognized US$546,360, US$1,867,626 and US$1,620,842, respectively, as other operating income due to expiration of prepaid cards.

        The following table sets forth the number of active accounts, the number of active paying accounts and ARPU for each period indicated.

	For the Three Months Periods Ended
	2011				2012				2013
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Active Accounts (in thousands)	27,329	24,046	37,126	27,009	42,267	43,680	57,348	34,401	43,910	40,645	60,797	38,615
Active Paying Accounts (in thousands)(1)	2,741	2,207	2,129	1,677	1,899	1,817	1,716	1,213	1,463	1,340	1,726	1,295
ARPU (in US$)(2)	4.6	5.1	5.2	4.7	5.0	4.8	4.6	4.8	5.3	6.0	5.8	6.0

(1)
The number of active paying accounts for each quarter is the number of active accounts that paid subscription fees to access premium features of our virtual worlds or purchased virtual items in the relevant quarter.

(2)
Includes gross revenues from online business, and excludes gross revenues from the licensing of our virtual worlds to third-parties.

        We believe net revenue from our online business is primarily affected by the following factors:

  •
  Our ability to maintain and expand our user base which depends on the continued growth of the number of children who use the Internet, our ability to bring appealing content and entertainment experiences to our users, coverage of mobile and new online platforms, use effective promotion to reach new users, expand our user base in second and third-tier cities in China, and maintain and enhance our reputation among children and their parents. We will also develop new virtual worlds and other services on our community, which may appeal to age groups and demographics that we have yet to reach and increase our revenues as a result. From time to time, we may adopt the strategy of trying to gain market share and increase user stickiness and temporarily decelerate monetization. The operating results of 2012 and 2013 have bolstered our confidence in such strategy to prioritize market share expansion as we foster the growth of our user base and user stickiness.

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

  •
  Optimizing revenue mix.  We have built and will continue to build a portfolio of diverse virtual worlds that appeal to children of different age, gender and interests. As children of different gender and age groups exhibit different ARPU patterns, and as virtual worlds with different themes or at different life stages exhibit different ARPU patterns, our revenues will be affected by the mix of virtual worlds and other services and communities we offer. Our ability to continue to launch virtual worlds to create a portfolio with various target users and life cycles is critical to our sustained growth.

  •
  Our ability to expand the distribution network and negotiate favorable rebates and discounts with distributors.  We maintain an extensive distribution system for our physical prepaid cards that reached approximately 118,200 retail outlets in over 2,200 towns and cities around China, as of December 31, 2013. Since many children have limited access to online payment channels, we rely on payment through the physical prepaid cards for a substantial amount of our revenues. We need to identify additional retail outlets that are located near our target users and expand our distribution network to more second and third-tier cities in China. In addition, our ability to negotiate favorable discount and rebate rates with more distributors and continue to optimize our distribution structure is important to our future revenue growth.

  •
  Seasonality in user behavior.  Our quarterly results of operations may be affected by seasonal trends caused by user behavior and demand for our online and offline offerings. We expect our net revenues from online business to be higher during winter and summer vacations when there are more active users and children have more online playtime during these non-school days, which usually falls in the first and third quarters of each calendar year. For instance, there are more non-school days in the first quarter and third quarter of 2013. Decreases in our net revenues from online business, if any, as a result of seasonality may be most visible from the third quarter to the fourth quarter of each year, as the fourth quarter has less than half of the non-school days compared to the third quarter, and from the first quarter to the second quarter as well, not only because the decrease in non-school days in the second quarter as compared to the first quarter, but also because children are generally given extra pocket money during Chinese New Year in the first quarter of each year. These seasonality trends generally manifest themselves more clearly with respect to more mature virtual worlds and less clearly during periods of high growth that accompany the introductory stages of a highly popular virtual world.

  •
  Our ability to operate in a competitive industry.  We operate in the children's online entertainment industry which is highly competitive. See "—Factors Affecting Our Results of Operations." Our ability to maintain our competitive edge in attracting and retaining users, to quickly respond to market trends and user preferences and to strategically promote our brands and services are crucial to our growth.

  •
  Our ability to expand cooperation with online game developers.  Starting from the second half of 2010, we began to operate third-party online casual games on our platform and generate revenues from such licensing arrangements. We plan to continue to enter into licensing arrangements to operate third-party online casual games on our platform.

  Offline business

        Our net revenues from offline business amounted to US$5.1 million, US$8.0 million and US$13.0 million in 2011, 2012 and 2013, respectively.

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

        We invested in the production of, or licensed our franchise to producers of five feature films, based on our "Mole's World" and, "Seer" franchises, which we released in 2011, 2012 and 2013, and generated revenues through box office sharing proceeds and distribution of films on television and website.

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

  •
  Our ability to generate more content and offerings for offline business.  As of December 31, 2013, our content for our offline business had been mostly based on our franchises developed for our virtual worlds. We expect our offline revenues to grow as we develop more franchises or develop original content for the offline business;

  •
  Our ability to negotiate favorable royalty rates with our licensees.  We believe as we further enhance our brand recognition, we may be able to negotiate more favorable royalty rates;

  •
  Our ability to engage in cross-marketing and promotions between online and offline media.  We expect our revenues from offline business to increase as the awareness of our brands grows, as we promote our offline business in our large online community and as we tie the offline products and services to our popular online virtual worlds or other offerings, such as placing a redemption code in licensed children's books and toys that allows readers to redeem coveted virtual items; In addition, we also promoted our brands and franchise assets through TV animations. As of December 31, 2013, we have produced approximately 250 episodes of cartoon animations and broadcasted on over 130 TV channels throughout mainland China and Taiwan;

  •
  Seasonality of our offline business is affected by the different consumption patterns influencing different media formats or product categories for our licensed franchises and the mix of media formats and product categories. For instance, sales of certain toys and stationery sold near primary schools may decrease during winter and summer vacations, while sales of clothing may increase during such periods, or the timing of new launches of content and product, such as the release of a film or TV animation series.

Cost of Services

        The following table sets forth a breakdown of our cost of services and as a percentage of total cost of services for the periods indicated.

	For the Years Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Cost of services:
Online business	6,035	78.5	6,950	69.5	7,644	57.6
Offline business	1,653	21.5	3,048	30.5	5,621	42.4

Total cost of services	7,688	100.0	9,998	100.0	13,265	100.0

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

        Salaries and benefits (including share-based compensation) cost for our online business primarily comprise compensation to operations support staff, including employees responsible for database and user system maintenance, bandwidth and server monitoring and maintenance, prepaid card and billing system maintenance, online security, technical support and customer service. We expect costs associated with salaries and benefits to increase as we continue to expand our operations and hire more staff. Our operations staff for online business increased from 115 as of December 31, 2011 to 118 as of December 31, 2012, and slightly decreased to 117 as of December 31, 2013.

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

  Offline business

        Cost of services relating to our offline business is primarily comprised of compensation to our operations employees, film production cost and toy production and distribution cost, which is the inventory costs of our interactive toys and the cost involved in producing labels for the verification of the authenticity of our licensed products.

Operating Expenses

        Our operating expenses primarily consist of product development expenses, sales and marketing expenses and general and administration expenses as well as impairment loss on acquired intangible assets and other operating income. The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total net revenues for the periods indicated. As we continue to expand both our online and offline business, we expect our operating expenses to increase in absolute amount, and we aim to maintain or enhance our operating efficiency when our business further scales up.

	For the Years Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Total net revenues:	45,397	100	40,208	100	48,354	100
Operating expenses:
Product development expenses	10,304	22.7	12,318	30.6	13,886	28.7
Sales and marketing expenses	6,255	13.8	9,966	24.8	9,446	19.5
General and administrative expenses	7,965	17.5	10,078	25.1	13,095	27.1
Impairment loss on acquired intangible assets	—	—	—	—	1,046	2.2
Other operating (income)	(1,734)	(3.8)	(5,512)	(13.7)	(5,708)	(11.8)

Total operating expenses	22,790	50.2	26,850	66.8	31,765	65.7

  Product development expenses

        Our product development expenses consist primarily of salaries and benefits, including share-based compensation, for personnel engaged in concept generation, community function development and design, story line development, website structure and content development and design, graphic and audio design, quality control and testing of our virtual worlds and mobile games as well as other online services. Product development expenses accounted for approximately 22.7%, 30.6% and 28.7% of our total net revenues in 2011, 2012 and 2013, respectively. Our product development expenses increased in recent years primarily due to the increased payroll expenses related to our hiring of additional writers, engineers, development staff, animation and graphic artists as well as the increase in average salary. We expect that our product development expenses will further increase in absolute amount in the future as we continue to devote resources to improve our interactive communities and the overall user experience and to create new virtual worlds, new online products and mobile products, and to the extent we incur higher share-based compensation expenses.

  Sales and marketing expenses

        Our sales and marketing expenses primarily consist of advertising and promotional expenses, film promotion and animation production related expenses, salaries and benefits, including share-based compensation, and other overhead expenses incurred by our sales and marketing personnel. Sales and marketing expenses accounted for approximately 13.8%, 24.8% and 19.5% of our total net revenues in 2011, 2012 and 2013, respectively. Our sales and marketing expenses increased in the absolute amount from 2011 to 2012 primarily due to an expansion of our marketing efforts related to animation production in connection with promotional activities, as well as the growth of our sales and marketing team, and decreased slightly in 2013 primarily due to the decreased advertising expenses, partially offset by an increase in payroll expenses related to sales and marketing. We expect that our sales and marketing expenses will increase in absolute amount as we further promote our virtual worlds in future periods on search engines, web portals and casual game websites and produce more promotional TV animations featured in our franchises.

  General and administration expenses

        Our general and administration expenses primarily consist of salaries and benefits, including share-based compensation, for our general and administration, finance and human resources personnel, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, professional service fees and other expenses incurred in connection with general corporate purposes. General and administration expenses accounted for approximately 17.5%, 25.1% and 27.1% of our total net revenues in 2011, 2012 and 2013, respectively. Our general and administration expenses increased in recent years primarily due to increases in payroll expenses and increases of indirect tax costs related to intercompany transactions. We expect our general and administration expenses to increase in absolute amount as we incur additional expenses in connection with the expansion of our business, our investment activities and our operations as a publicly traded company, which include hiring more staff for our general and administrative team, expenses related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations, and as we incur higher share-based compensation expenses. However, we expect our general and administration expenses to stay relatively stable or increase in absolute amount in the future as we expect our general and administration expenses will keep pace with our revenue growth.

  Impairment loss on acquired intangible assets

        Our impairment loss on acquired intangible assets was incurred by writing off the remaining term of two underperforming games, Wizard 101 and Speed Hunter. Impairment on acquired intangible assets amounted to US$1.0 million in 2013.

  Other operating income

        Our other operating income consists of PRC government subsidies granted to our operating subsidiary and significant VIE and VIEs' subsidiaries in China, income recognized as a result of expiration of prepaid cards and government subsidies. Other operating income amounted to US$1.7 million in 2011, US$5.5 million in 2012 and US$5.7 million in 2013. We received government subsidies in 2011, 2012 and 2013. However, the amount we receive may vary depending on government policy, our business operations and other factors. In 2011, 2012 and 2013, we recognized US$0.5 million, US$1.9 million and US$1.6 million as other operating income due to the expiration of prepaid cards, respectively.

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

        In June 2013, as part of a legal reorganization of Taiwan Taomee, our equity interest in Taiwan Taomee was held through Playgame Sdn. Bhd, a holding company established in Malaysia, and Elyn was liquidated. Our aggregated equity interest in Taiwan Taomee was not changed. In September 2013, Playgame transferred 3% of Taiwan Taomee's shares to Taiwan Taomee's underwriters upon it initial public offering in Taiwan Emerging Stock Market. As a result, Playgames's equity interest in Taiwan Taomee was accordingly diluted to 67.87% from 70.88%, resulting in a gain from investment of approximately $287,790 recognized in the year 2013, reported within share of profit in equity method investees in the consolidated statements of operations.

        Our equity in profit in 2011, 2012 and 2013 was US$1.0 million, US$0.5 million and US$0.5 million of Elyn Corporation (or Playgame, as applicable) and US$7,757, US$0.2 million and US$0.1 million of Joy Children, respectively, and was recognized as share of profit in equity investment in the consolidated statements of operations.

        In October 2010, pursuant to an equity investment agreement which we entered into with Shenzhen Decent Investment Limited and two individuals unrelated to us, Shenzhen Ruigao was formed in the PRC for the purpose of developing console games. We obtained a 17.65% equity interest in Shenzhen Ruigao for total cash consideration of US$1.0 million which was paid in two installments, with the first payment being made in October 2010 and the remaining payment of US$0.5 million being paid in the first quarter of 2011. As we have the ability to exercise significant influence over Shenzhen Ruigao, we account for this investment using the equity method of accounting. In May 2012, a third party investor obtained 7.5% equity interest in Shenzhen Ruigao through capital injection, and our equity interest in Shenzhen Ruigao was reduced to 15.61%. In July 2012, Shanghai Taomee transferred all its equity interest in Shenzhen Ruigao for US$1.0 million and recorded a gain of US$0.3 million. Our share of losses in equity investment in Shenzhen Ruigao was US$0.4 million in 2011, and our share of profits was US$0.2 million in 2012 and nil in 2013.

        In the first quarter of 2012, Shanghai Taomee entered into an investment agreement of US$0.1 million with Guangzhou Chuangyou Information Technology Co., Ltd., or Chuangyou, a company principally engaged in the design and development of online games in China, to acquire 6.0% of Chuangyou's equity interest and a contingent call option to further subscribe 13.16% newly issued equity interest for US$0.6 million. In September 2012, Shanghai Taomee exercised the call option and completed the further acquisition in January 2013, resulted in 19.16% equity interest in Chuangyou.

        In December 2013, Chuangyou entered into an agreement to issue new shares for RMB2.5 million (approximately US$0.4 million) to a new investor. The Company's equity share in Chuangyou will be diluted to 9.58% upon the closing of the transaction. Chuangyou is a related party of us, as one of Chuangyou's investors is our director and principle shareholder.

        As of December 31, 2013, Chuangyou has experienced a deterioration financial position and performance and we did not expect Chuangyou to generate positive future cash flows. Accordingly, we accrued an impairment charge of US$370,407 in 2013 for our investment in Chuangyou. Our equity in loss in Chuangyou was US$35,310 in 2012, and our equity in loss was US$212,240 in 2013.

        In March 2013, Shanghai Taomee entered into an agreement to set up Shanghai Taoyue Information Technology Co., Ltd., or Taoyue, a new online game development company, with five third-party individuals, of which Shanghai Taomee held a 40% equity interest for a consideration of RMB2.0 million (approximately US$0.3 million). Our equity in loss in Taoyue was US$150,052 in 2013. In January 2014, Shanghai Taomee agreed to transfer such 40% equity interests in Taoyue to an existing investor for a consideration of RMB2.0 million (approximately US$0.3 million).

        In September 2013, we entered into an investment agreement with two third-parties to establish a joint venture, Jiangxi Haomi Network Technology Co., Ltd., or Jiangxi Haomi, a company which develops family entertainment and education application on mobile and multi-screen platforms, including Smart TV portal for children in China. We paid a consideration of RMB12.9 million (US$2.1 million) for 43.0% equity interests in Jiangxi Haomi. Our equity in loss in Jiangxi Haomi was US$27,199 in 2013.

        In January 2014, Shanghai Taomee entered into an agreement with Shanghai Weiju Network Technology Co., Ltd ("Shanghai Weiju"), an hi-tech interactive toy design and R&D company, to subscribe 25% of Shanghai Weiju's newly issued shares at a consideration of RMB3.0 million (US$0.5 million).

Taxation

Cayman Islands

        We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income, corporate or capital gains tax. In addition, payment of dividends and capital by us to our shareholders in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

Hong Kong

        Our subsidiary in Hong Kong is subject to profits tax at the rate of 16.5% on assessable profits determined under relevant Hong Kong tax legislation.

        Under the new EIT Law, the dividends paid by a foreign invested enterprise, or a FIE, to its immediate holding company outside the PRC (to the extent that such holding company does not have a business organization or business place in China, or if it has a business organization or business place in China, its profits generated from PRC are not related to the foregoing business organization or business place) are subject to withholding tax at a rate of 10% or a lower rate if such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC. According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income signed in August, 2006, or the Tax Treaty, dividends payable by a FIE to a Hong Kong resident company which directly owns at least 25.0% of the equity interest in that FIE will be subject to withholding tax at a lower rate of 5%.

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

        In respect of financial years 2011, 2012 and 2013, Taomee HK recorded a loss and therefore did not apply for approval to enjoy the 5% preferential tax rate under the Tax Treaty. Given that Taomee HK is not engaged in substantive business operations and it does not have any other business operations except for its holding in Shanghai Shengran, Taomee HK may be subject to the 10.0% withholding tax rate if it is not regarded as the "beneficial owner" of the dividends.

        Dividends paid by Taomee HK to its shareholder is not subject to any withholding tax in Hong Kong.

China

  PRC Enterprise Income Tax, or EIT

        Prior to January 1, 2008, companies established in China were generally subject to state and local EIT at statutory rates of 30% and 3% respectively. On March 16, 2007, the National People's Congress of China enacted a new enterprise income tax law, i.e. the PRC Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules for the Enterprise Income Tax Law, or the Implementing Rules, which also took effect beginning January 1, 2008. Under the PRC Enterprise Income Tax Law, foreign invested enterprises, or FIEs, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation, or the SAT, promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or Notice No. 1 2008, reiterating the policy that a software enterprise newly established within China may, upon determination, be exempted from income taxes for its first two profit-making years and shall be subject to the income tax at half the standard rate for the next three years. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that, software enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the EIT reductions and exemptions within specified periods as provided in the Notice No. 1 2008. On April 20, 2012, the Ministry of Finance and SAT promulgated the Notice on Enterprise Income Tax for Further Encouraging the Development of Software and Integrated Circuit Industries, which reiterates the preferential policy on EIT of software enterprises in Notice No.1 2008, limits the scope of applicable software enterprises to enterprises which are profitable before December 31, 2017 and suspends the implementation of certain provisions in Notice No. 1 2008.

        In addition, an enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a "High and New Technology Enterprise", or HNTE. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a HNTE under the EIT Law. In making such determination, these government agencies shall consider, among other factors, ownership of core technology, whether the products or services fall within the scope of high and new technology strongly supported by the state as specified in the measures, the ratios of technical personnel and research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. All enterprises that had been granted the HNTE status before the effectiveness of the EIT Law are required to be re-examined in accordance with the measures mentioned above before they can be entitled to the preferential tax rate. A HNTE certificate is effective for a period of three years and could be renewed for another three years. After that, an entity needs to re-apply for the "High and New Technology Enterprise" status in order to be able to enjoy the preferential tax rate of 15%.

        Our VIE, Shanghai Taomee, which was established in 2007 and qualified as a "software enterprise" in 2009, enjoys a full exemption from EIT in 2009 and 2010 and a reduced EIT rate of 12.5% from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010. In addition, in 2010, Shanghai Taomee obtained HNTE qualification, which is effective for a period of three years and could be renewed thereafter. In 2013, Shanghai Taomee applied for the renewal and received a new HNTE qualification. Currently Shanghai Taomee has not applied to the relevant tax authority for preferential tax treatment as a HNTE.

        Our wholly-owned subsidiary, Shanghai Shengran, which was established in 2009 and qualified as a "software enterprise" in 2010 and was informed in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013. In May 2012, Shanghai Shengran further received a written approval from local tax authorities, according to which Shanghai Shengran was entitled to the full EIT exemption for 2010 and 2011, and 50% reduction in EIT rate, i.e. EIT rate of 12.5%, from 2012 to 2014, which resulted in an adjustment of US$2.1 million as a one-time tax benefit in 2012.

        Our VIE's subsidiary, Shanghai Animation was recognized as an "animation enterprise" in November 2013. Animation enterprises as recognized by the relevant department of the State Council which independently develop or produce animation products can apply for certain tax preferential treatment as applied to the software enterprises. Shanghai Animation is in the process of obtaining a written approval from relevant tax authorities for a full exemption from EIT for two years and subsequently a 50% reduction in EIT rate for three years.

        Continued qualification as a "software enterprise" or as an "animation enterprise"or as a "HNTE" is however subject to assessment by the relevant government authorities in China.

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

Share-Based Compensation Expenses

        In May 2009, we adopted our 2009 Employee Stock Option Plan, or the 2009 Plan. We reserved 45,000,000 shares for grants under the 2009 Plan. As of December 31, 2013, options to purchase 11,879,840 ordinary shares were outstanding, 20,728,680 ordinary shares were exercised and 12,391,480 ordinary shares were available for future grants under the 2009 Plan.

        On June 24, 2009, we granted options to purchase a total of 10,500,000 ordinary shares at the price of US$0.0400 per share to certain of our employees under the 2009 Plan. These options are subject to vesting over four years, starting from June 24, 2009, and were valued at the estimated fair value on the date of the award.

        On June 7, 2010, we granted options to purchase a total of 35,175,000 ordinary shares at the price of US$0.0700 per share to certain of our directors, executive officers and employees under the 2009 Plan. These options are subject to vesting over four years, starting from June 7, 2010, and were valued at the estimated fair market value on the date of the award. We did not grant any options under our 2009 Plan in 2011, 2012 and 2013.

        On March 18, 2014, we granted restricted share to our employees which will allow them to purchase up to a total of 1,600,000 restricted shares upon vesting at par value under the 2009 Plan. These non-vested restricted shares vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date.

        In June 2010, we adopted our 2010 Share Incentive Plan, or the 2010 Plan. We reserved 55,000,000 shares for grants under the 2010 Plan. As of the date December 31, 2013, options to purchase 16,120,000 ordinary shares were outstanding, 19,040,414 restricted shares were outstanding and 12,626,167 ordinary shares were available for future grants under the 2010 Plan.

        On January 4, 2011, we granted options to our employees and a third-party consultant to purchase 16,665,000 and 2,500,000 of ordinary shares of the Company, respectively, at an exercise price of US$0.3600 per share under the 2010 Plan. These options vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date. The fair value of the stock options as of the grant date was US$3,605,856 in the aggregate, or US$0.1881 per share. The options granted to the third-party consultant was subsequently forfeited in September 2011 as the contract was terminated.

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

        On July 16, 2012, we granted options to employees and directors to purchase up to a total of 19,840,000 ordinary shares under our 2010 Plan. The exercise price of the options is US$0.2395 per share. These options vest over a four-year period, each with a graded vesting schedule, all commencing on July 16, 2012. We also granted to employees and directors to purchase up to a total of 400,000 restricted shares at par value under the 2010 Plan. These non-vested restricted shares vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date.

        On July 20, 2012, we granted options to directors to purchase up to a total of 3,600,000 ordinary shares under our 2010 Plan. The exercise price is US$0.1960 per share. These options vest over a three year period, each with a graded vesting schedule, all commencing on July 20, 2012.

        On September 4, 2013, we granted restricted shares to our employees which will allow them to purchase up to a total of 10,190,000 restricted shares upon vesting at par value under the 2010 Plan. These non-vested restricted shares vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date.

        On November 5, 2013, we granted restricted shares to our senior management which will allow them to purchase up to a total of 4,800,000 restricted shares upon vesting at par value under the 2010 Plan. These non-vested restricted shares vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date.

        On December 11, 2013, we granted restricted shares to an external consultant which will allow him to purchase up to a total of 394,560 restricted shares upon vesting at par value under the 2010 Plan. These non-vested restricted shares vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date.

        In July 2012, we adopted our 2012 Share Incentive Plan, or the 2012 Plan. We reserved 30,000,000 shares for grants under the 2012 Plan. As of December 31, 2013, there were no options or restricted shares granted under the 2012 Plan.

        We recognize the share grants as compensation for the relevant employees' services to us and recorded share-based compensation expenses. Our share-based compensation expenses amounted to approximately US$2.0 million, US$2.2 million and US$2.1 million in 2011, 2012 and 2013, respectively.

        As of December 31, 2013, we had US$1.2 million in unrecognized compensation expenses related to unvested options, which we expect to recognize over a weighted average period of 2.2 years, and we had US$4.8 million of total unrecognized compensation expenses related to non-vested restricted shares granted under the 2010 Plan, which we expect to recognize over a weighted average period of 3.0 years.

        We are required to estimate the grant-date fair value of the share options and other share-based awards that we grant to our employees. The grant date fair value of the share options granted in the year ended December 31, 2011 was estimated using the Black-Scholes-Merton option-pricing model, and the grant date fair value of the share options granted in the years ended December 31, 2012 was estimated using binomial option-pricing model. The fair value of non-vested restricted shares granted to our employees and officers was computed based on the fair value of our ordinary shares on the grant date, while the fair value of non-vested restricted shares granted to an external consultant was re-measured at the end of each reporting period until the services being provided is completed. We estimated the expected term based on option terms related to vesting schedule and expected option expiration date. The volatility rate estimation is developed based on the volatility of the comparable companies within the expected term commensurate with the expected time period modified to reflect ways in which currently available information indicates that the future of the subject company is reasonably expected. The risk-free interest rate is selected based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars, with duration closest to the expected term.

        On November 28, 2011, we announced a share repurchase plan to repurchase up to US$10 million worth of outstanding ADSs over a 12-month period. On September 28, 2012 and November 26, 2013, respectively, we extended the share repurchase plan for another 12 months from November 23, 2012 to November 23, 2013, and from November 24, 2013 to November 23, 2014, respectively. As of December 31, 2013, we had repurchased an aggregated of 1,064,177 ADSs, representing 21,283,540 ordinary shares on the open market for total cash consideration of $4.4 million.

        On March 28, 2014, we completed the share repurchase program, under which we repurchased an aggregate of 41,191,160 ordinary shares, representing approximately 5.4% of our outstanding shares as of March 28, 2014, at an average price of US$0.2 per ordinary share, or US$4.9 per ADS. On March 28, 2014, we announced a new share repurchase plan to repurchase up to US$10 million worth of outstanding ADSs over a 12-month period.

        Since the completion of our initial public offering, we determined the fair value of the ordinary shares for the above option awards to our employees and officers was based on the closing price of our ADSs traded on the NYSE on the grant day, while the fair value of non-vested restricted shares granted to an external consultant was re-measured at the end of each reporting period until the services being provided is completed. The table below sets forth certain information concerning the options and restricted shares awarded to our directors and executive officers and other individuals as a group in 2011, 2012 and 2013 on the dates indicated:

Grant Date/Award Date	Options	Restricted Shares	Exercise Price/ Purchase Price (US$)	Fair Value of Ordinary Shares (US$)
June 24, 2009	10,500,000	—	0.0400	0.0214
June 7, 2010	35,175,000	—	0.0700	0.0700
January 4, 2011	19,165,000	—	0.3600	0.3600
May 24, 2011	20,175,000	—	0.4500	0.5000	(1)
	—	4,500,000	nil	0.5000	(1)
November 21, 2011	150,000	—	0.2600	0.2600	(2)
July 16, 2012	19,840,000	—	0.2395	0.2395	(3)
	—	400,000	0.00002	0.2395	(3)
July 20, 2012	3,600,000	—	0.1960	0.1960	(4)
September 4, 2013	—	10,190,000	0.00002	0.2390	(5)
November 5, 2013	—	4,800,000	0.00002	0.2600	(6)
December 11, 2013	—	394,560	0.00002	0.2560	(7)

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

(5)
Determined based on the closing price of our ADSs trade on the NYSE on September 4, 2013.

(6)
Determined based on the closing price of our ADSs trade on the NYSE on November 5, 2013.

(7)
Determined based on the re-measured at the end of each reporting period until the services being provided is completed.

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

Allowance for Doubtful Accounts

        We determine the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowance for doubtful accounts are charged to general administrative expenses. We recorded nil and US$0.3 million allowance for doubtful accounts as of December 31, 2012 and 2013, respectively.

Impairment of Equity Investments

        We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee's products and technologies, the general market conditions in the investee's industry or geographic area, factors related to the investee's ability to remain in business, such as the investee's liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. We recorded nil, nil and US$0.4 million in impairment losses on equity investee as of December 31, 2011, 2012 and 2013, respectively.

Impairment of Long-lived Assets

        We evaluate out long-lived assets with definite useful life, including property and equipment and acquired intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. There were nil, nil and US$1.0 million impairment charge recognized for the years ended December 31, 2011, 2012 and 2013.

        We test the intangible asset with indefinite useful life for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount of the intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess.

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

        Time-based model—Users pay RMB10 (US$1.7) for a 30-day subscription per virtual world to access premium features in each of our virtual worlds. We recognize revenue generated from subscription fees ratably over the users' subscription period.

        Item-based model—Users purchase our in-game virtual items under this model. Revenues are recognized over the estimated lives of the in-game virtual premium items purchased or as the virtual premium items are consumed. For the virtual premium items that are immediately consumed, we recognize revenue upon consumption. For the virtual premium items with no predetermined expiration or permanent items, we recognize revenue ratably over the estimated average lives of the permanent items (i.e. estimated period paying players play our games), which range from one year to one and a half years. The amount of the unamortized permanent items and unconsumed items are recognized as deferred revenue. We recognized US$21.2 million, US$16.3 million and US$22.4 million gross revenue from virtual premium items accounted for under the item-based model for the years ended December 31, 2011, 2012 and 2013, respectively. We estimate the average lives of our permanent items based on an assessment of our historical data and user behavior patterns, including the average period that users typically stay in our virtual worlds, the age group of our target users, and the number of active paying users in our virtual worlds, and the promotional events we launched, with reference to industry research data. We assess the estimated lives of our permanent items periodically. If there are indications of any significant changes to the estimated lives of these permanent items, the revised estimates would be applied prospectively in the period of change. Prior to June 30, 2010, we did not have sufficient historical data from our virtual worlds to estimate the useful life of the permanent items, and used the industry research data and peer company information in developing the estimate of the average life of permanent items, which was determined to be one year for all our virtual worlds. Effective July 1, 2010, we changed the accounting estimate of the useful life of our permanent items in Mole's World from one year to 18 months based on an analysis of the life of the virtual world and user behavior patterns using historical user data since the launch of Mole's World in September 2008, and applied such change prospectively. The effect of the change in accounting estimate on the results of operations for the year ended December 31, 2010 was immaterial. In 2011 and 2012, we did not make changes to the useful life of any of our virtual worlds. In 2013, we assessed its historical data of user behavior as well as industry research data and noticed a shortening trend user lifespan and changed the estimated lives of premium items for newly launched online virtual worlds to half a year. The estimated lives of existing virtual worlds remained unchanged. We will continue to monitor the user behavior patterns of each of our virtual worlds and will utilize such information to update the estimates of the useful lives of permanent items.

        We record revenues net of sales discounts and rebates paid to our distributors. The cost of providing free virtual items as a result of promotional activities was immaterial for each of the three years presented.

        Users pay subscription fees and purchase virtual items using our virtual currency, the Mibi, which can be purchased via various distribution channels, such as our prepaid cards, third-party prepaid cards, online payment channels, and via short messages, or SMS, through cellular telecom operators. Under both the time-based and the item-based revenue models, proceeds we receive directly from end users for sales of online points are recorded as deferred revenues, while proceeds we receive from sales of online points to parties in the distribution channel and from sales of prepaid cards are initially recorded as advances from customers. As we do not have control over and generally do not know the ultimate selling price of the prepaid cards or online points sold by the distributors, we record net proceeds from the distributors as advances from customers. Upon activation of prepaid cards or purchase of online points, advances from customers are immediately transferred to deferred revenues.

        Prepaid cards expire on the expiration date printed thereon, which is generally two years after the date of card production. Proceeds from expired prepaid cards that have not been activated are recognized as other operating income upon expiration of the cards. We recognized US$0.5 million, US$1.9 million and US$1.6 million in other operating income in connection with expired prepaid cards for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Share-based compensation

        Share-based payment transactions with employees, directors and external consultant, such as share options and non-vested restricted shares, are measured based on the grant-date fair value of the equity instrument. We recognize share-based compensation costs net of a forfeiture rate on a straight line basis over the requisite service period of the award, which is generally the same as the vesting period of the award. We adjust the estimated forfeiture rate over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation costs to be recognized in future periods.

        We are required to estimate the grant-date fair value of the share options and other share-based awards that we grant to our employees. The grant date fair value of the share options granted in the year ended December 31, 2011 was estimated using the Black-Scholes-Merton option-pricing model, and the grant date fair value of the share options granted in the years ended December 31, 2012 was estimated using binomial option-pricing model. We estimated the expected term based on option terms related to vesting schedule and expected option expiration date. The volatility rate estimation was developed based on the volatility of the comparable companies within the expected term commensurate with the expected time period modified to reflect ways in which currently available information indicates that the future of the subject company is reasonably expected. The risk-free interest rate was selected based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars, with duration closest to the expected term.

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

        Determining the value of our share-based compensation expense in future periods required the input of highly subjective assumptions, including estimated forfeitures. We estimated the forfeitures of our share options based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share-based compensation expense may change based on changes to our actual forfeitures.

        Since the completion of our initial public offering, we determined the fair value of the ordinary shares for the above option awards based on the closing price of our ADSs traded on the NYSE on the date of grant.

        Our actual share-based compensation expense may be materially different from our current expectations. As of December 31, 2013, we had US$1.2 million of unrecognized compensation expense related to unvested options granted under the option plans, which we expect to recognize over a weighted-average period of 2.2 years. As of December 31, 2013, we also had US$4.8 million of total unrecognized compensation expense related to non-vested restricted shares granted under the 2010 Plan, which is expected to be recognized over a weighted-average period of 3.0 years.

        In arriving at the equity value of our company, we applied a discount for lack of marketability, or DLOM, of 7.0% for the January 2011 grant, to reflect the fact that, at the time of the grant, we were a closely-held company and there was no public market for our ordinary shares. We used the put option method to estimate the DLOM, taking into consideration factors like the timing of liquidity event such as an IPO and estimated volatility of our ordinary shares. The decrease in the DLOM was primarily because we were approaching our initial public offering, as the closer the valuation date was from the offering, the lower the put option value was, and thus the lower the implied DLOM. For the determination of the fair value of the options granted on each of the grant dates prior to the initial public offering and the fair value of the underlying ordinary shares of our company prior to the initial public offering, we also considered retrospective valuations conducted by an independent appraiser.

        Other general assumptions used in deriving the fair value of the ordinary shares transferred and our total equity value include the following: (i) there will be no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) there will be no material changes in tax law in China and the tax rates applicable to our subsidiary, VIE and VIEs' subsidiary; (iii) exchange rates and interest rates will not differ materially from currently prevailing rates, (iv) the availability of finance will not be a constraint on the future growth of the Company, (v) the Company will retain and have competent management, key personnel and technical staff to support its ongoing operation, and (vi) there will be no material deviation in industry trends and market conditions from economic forecasts.

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

        We consider positive and negative evidence when determining whether some portion or all of our deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our historical results of operations, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2013, we believe it is more-likely-than-not that Shanghai Animation will not realize the deferred tax assets resulted from the tax loss carried forward in the future periods. Thus, a full valuation allowances are provided for the deferred tax assets of Shanghai Animation. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced. Such reduction of deferred tax asset could increase our income tax expense and adversely affect our results of operations in the period in which an allowance is recorded.

        Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. As of December 31, 2013, we have accrued deferred tax liabilities of US$1.5 million for undistributed earnings of Shanghai Taomee and Guangdong Taomee, on the basis that distribution of the earnings generated after January 1, 2008, in the form of dividends or otherwise, to the Company would be subject to the then applicable PRC tax laws and regulations, unless a tax strategy which we determined to avail ourselves of were devised to avoid such tax. Prior to 2013, these entities were in an accumulated loss position.

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

Consolidation of VIEs

        PRC laws and regulations currently prohibit or restrict foreign ownership of Internet-related business. In order to comply with these foreign ownership restrictions, we operate our online entertainment community through Shanghai Taomee. We have entered into a series of contractual arrangements with Shanghai Taomee and its equity owners. As a result of these contractual arrangements, we have the ability and intention to exercise control over the entities and the right and obligation to absorb substantially all of their profits and losses Therefore, we have concluded that we are the primary beneficiary of Shanghai Taomee and have consolidated the entities since the date of execution of the contractual arrangements. This conclusion is predicated on the assumption that the contractual arrangements are legally enforceable, which we have determined based on the advice of our PRC legal counsel. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control Shanghai Taomee might preclude us from consolidating Shanghai Taomee in the future. See "Item 3 Key Information —Risks Related to Our Corporate Structure.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues.

	For Years Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Net revenues:
Online business	$40,331	88.8	$32,169	80.0	$35,330	73.1
Offline business	5,066	11.2	8,039	20.0	13,024	26.9

Total net revenues	45,397	100.0	40,208	100.0	48,354	100.0

Cost of services:
Online business	(6,035)	(13.3)	(6,950)	(17.3)	(7,644)	(15.8)
Offline business	(1,653)	(3.6)	(3,048)	(7.6)	(5,621)	(11.6)

Gross profit	37,709	83.1	30,210	75.1	35,089	72.6

Operating income (expenses):
Product development expenses	(10,304)	(22.7)	(12,318)	(30.6)	(13,886)	(28.7)
Sales and marketing expenses	(6,255)	(13.8)	(9,966)	(24.8)	(9,446)	(19.5)
General and administrative expenses	(7,965)	(17.5)	(10,078)	(25.1)	(13,095)	(27.1)
Impairment loss on acquired intangible assets	—	—	—	—	(1,046)	(2.2)
Other operating income	1,734	3.8	5,512	13.7	5,708	11.8

Total operating expenses	(22,790)	(50.2)	(26,850)	(66.8)	(31,765)	(65.7)

Income from operations	14,919	32.9	3,360	8.4	3,324	6.9
Interest income	1,410	3.1	2,647	6.6	2,932	6.1
Other income (expenses), net	667	1.5	859	2.1	771	1.6
Impairment loss on investment in an equity investee	—	—	—	—	(370)	(0.8)
Income before income taxes and share of profit in equity method investments	16,996	37.4	6,866	17.1	6,657	13.8
Income tax (expense)/benefit:
Current	(2,539)	(5.6)	1,279	3.2	(789)	(1.6)
Deferred	812	1.8	(424)	(1.1)	(630)	(1.3)
Total income tax (expenses)/benefits	(1,727)	(3.8)	855	2.1	(1,419)	(2.9)
Income before share of profit in equity method investments	15,269	33.6	7,721	19.2	5,238	10.8
Share of profit in equity method investments	4,224	9.3	1,140	2.8	207	0.4

Net income	19,493	42.9	8,861	22.0	5,445	11.3

Less: Net loss attributable to non-controlling interest	—	—	(1)	0.0	4	0.0

Net income attributable to Taomee Holdings Limited	19,493	42.9	8,862	22.0	5,441	11.3

Deemed dividend on Series A convertible redeemable preferred shares	(200)	(0.4)	—	—	—	—

Net income attributable to holders of ordinary shares	$19,293	42.5	$8,862	22.0	$5,441	11.3

Reportable Segments

        For 2011, 2012 and 2013, we had two reportable segments: (i) online business and (ii) offline business. Segment revenues from the online business segment and our offline business segment accounted for 88.8% and 11.2%, respectively, in 2011, 80.0% and 20.0%, respectively, in 2012, and 73.1% and 26.9%, respectively, in 2013. The online business segment comprises primarily the operation of the virtual worlds offered through our online virtual community, mobile games and applications, online video platform as well as other online services. In 2011, 2012 and 2013, the offline business segment comprised primarily of the licensing of our franchises to book publishers and makers of consumer products, as well as revenues from film series and interactive toys featuring our cartoon figures. We do not allocate operating expenses to the segments. The following table sets forth our net revenues, gross profit and gross profit margin by segment for the periods indicated.

	For the Years Ended December 31,
	2011			2012			2013
	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin
	US$	US$	%	US$	US$	%	US$	US$	%
	(in thousands, except percentages)
Reportable Segments:
Online business	40,331	34,295	85.0	32,169	25,220	78.4	35,330	27,686	78.4
Offline business	5,066	3,414	67.4	8,039	4,990	62.1	13,024	7,403	56.8

Total	45,397	37,709	83.1	40,208	30,210	75.1	48,354	35,089	72.6

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        Net Revenues.    Our net revenues increased by 20.3% from US$40.2 million in 2012 to US$48.4 million in 2013. This increase was primarily attributable to the increase in both online business revenues and offline business revenues.

        Online Business.    Net revenues generated from the online business increased by 9.8% from US$32.2 million in 2012 to US$35.3 million in 2013. The increase was primarily driven by continued revenue growth of our core virtual worlds, as well as contribution from several newly launched franchises.

        Offline Business.    Net revenues generated from our offline business increased by 62.0% to US$13.0 million in 2013 from approximately US$8.0 million in 2012. This increase was primarily attributable to revenue contribution from our interactive toy sales and box office sharing of our film Seer III: Universal Force.

        Cost of Services.    Our cost of services increased from US$10.0 million in 2012 to US$13.3 million in 2013, primarily due to the increased costs resulting from the growth of both online and offline businesses.

        Online Business.    Cost of services relating to our online business increased by 10.0% to US$7.6 million in 2013 from US$6.9 million in 2012. This increase was primarily due to an increase in bandwidth costs, fees related to our operation of certain third-party developed virtual worlds and amortization costs associated with game licensing fees.

        Offline Business.    Cost of services relating to our offline business increased by 84.4% to US$5.6 million in 2013 from approximately US$3.0 million in 2012. This increase was primarily due to an increase in interactive toy costs resulting from our expansion of our interactive toy sales.

        Gross Profit.    As a result of the foregoing, our gross profit increased to US$35.1 million in 2013 from US$30.2 million in 2012, while our gross margin decreased to 72.6% in 2013 from 75.1% in 2012, as a result of the revenue contribution from interactive toy business, which generates lower gross margin as compared to our online business and other offline business.

        Operating Expenses.    Our operating expenses increased by 18.3% to US$31.8 million in 2013 from US$26.8 million in 2012. The increase in our operating expenses was primarily due to the increase in general and administrative expenses and impairment loss on acquired intangible assets, and to a lesser extent, an increase in product development expenses.

  •
  Product Development Expenses.  Our product development expenses increased by 12.7% from US$12.3 million in 2012 to US$13.9 million in 2013. The increase was primarily attributable to an increase in personnel-related expenses associated with an increase in salary and in performance related bonuses to retain our research and development talent, partially offset by a decrease in depreciation costs and share-based compensation.

  •
  Sales and Marketing Expenses.  Our sales and marketing expenses decreased by 5.2% from US$10.0 million in 2012 to US$9.4 million in 2013. The decrease was primarily attributable to the decreased advertising expenses, partially offset by an increase in payroll expenses and promotion expenses.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 29.9% from US$10.1 million in 2012 to US$13.1 million in 2013. The increase was primarily due to the increased indirect tax costs related to intercompany transactions, an increase in payroll expense, and to a lesser extent, an increase in provision in accounts receivable.

  •
  Impairment loss on acquired intangible assets.  We incurred impairment loss on acquired intangible assets of US$1.0 million in 2013 primarily incurred by writing off the remaining term of two underperforming games, Wizard 101 and Speed Hunter.

  •
  Other Operating Income.  We had other operating income of US$5.7 million in 2013, an increase of 3.6% from US$5.5 million in 2012. Other operating income primarily consists of government subsidies and revenue recognized upon expiration of prepaid cards.

        Income Tax Benefit/(Expense).    We had income tax expense of US$1.4 million in 2013, compared to an income tax benefit of approximately US$0.9 million in 2012. The change was primarily due the accrual of deferred tax liabilities on the undistributed earnings of our VIEs and VIE subsidiaries in 2013, whereas in the prior year they were in cumulative loss positions.

        Interest Income, Net.    Our net interest income increased to approximately US$2.9 million in 2013 from approximately US$2.6 million in 2012 primarily.

        Other Income (Expenses), Net.    Our other income decreased to US$0.8 million in 2013 from approximately US$0.9 million in 2012.

        Impairment loss on Investment in an Equity Investee.    We incurred impairment loss on investment in an equity investee of US$0.4 million in 2013 primarily due to the deteriorating operating and financial performance of our investment in Chuangyou.

        Share of Profit in Equity Method Investments.    We incurred share of profit in equity investment of US$0.2 million in 2013, compared with US$1.1 million in 2012. The change was mainly due to our most recent equity method investments in entities which are loss-making as they are in the early stage of research and development.

        Net Income.    As a result of the foregoing, our net income decreased from US$8.9 million in 2012 to US$5.4 million in 2013.

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

B.
Liquidity and Capital Resources

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2011	2012	2013
	(US$ in thousands)
Net cash provided by operating activities	22,386	7,162	9,936
Net cash provided by (used in) investing activities	707	(7,731)	(14,771)
Net cash provided by (used in) financing activities	52,959	(1,667)	(1,098)
Effect of exchange rate changes	1,540	128	1,613
Net increase (decrease) in cash and cash equivalents	77,592	(2,108)	(4,320)
Cash and cash equivalents, beginning of the period	43,087	120,679	118,571

Cash and cash equivalents, end of the period	120,679	118,571	114,251

        To date, we have financed our operations primarily through cash from operations and proceeds from our initial public offering. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2011, 2012 and 2013. As of December 31, 2012 and 2013, we had US$118.6 million and US$114.3 million in cash and cash equivalents, respectively, among which US$51.5 million and US$44.9 million were held outside the PRC, respectively. Our cash and cash equivalents held outside the PRC primarily originated from our initial public offering, and as of

December 31, 2013, the proceeds were used as follows: (i) US$0.6 million were used to subscribe for the newly issued shares of Taiwan Taomee through Joy Children in the fourth quarter of 2011; (ii) US$6.2 million were used to acquire 8.02% equity interest in Gamespedia in second half of 2012; (iii) US$4.3 million were used to pay increased legal, accounting and other operational expenses and costs we incurred as a public company; (iv) US$6.4 million were used to pay a cash dividend declared in November 2010 to our shareholders in July 2011 and August 2011; (v) US$1.4 million were used to acquire a minority equity interest in Voozclub in January 2013; (vi) US$3.0 million invested in a short-term money market investment in the second quarter of 2013; (vii) US$2.0 million were used to acquire a minority equity interest in a Beijing-based pre-school education service provider in September 2013, (viii) US$0.2 million were used to acquire a minority equity interest in a New York City company that develops mobile applications, animation and products for pre-school children in December 2013, and (ix) US$4.4 million were used to repurchase from the open market during the period from December 2011 to December 2013 a total of 1,064,177 ADSs under our share repurchase program approved by the Board in November 2011 and extended in September 2012 and November 2013. We will continue to use the IPO proceeds primarily for the purposes described in the "Use of Proceeds" section of our Form F-1 in accordance with our business plans and on an as-needed basis.

        Our cash and cash equivalents as of December 31, 2011, 2012 and 2013 are listed in the table below:

	Held in US$(in thousands)				Held in RMB (in thousands)				US$(in thousands)
		Cash located inside the PRC(1)				Cash located inside the PRC(1)
	Cash located outside the PRC	Held by non-VIEs	Held by VIEs(2)	Total	Cash located outside the PRC	Held by non-VIEs	Held by VIEs(2)	Total	Total translated to US$
December 31, 2013	17,122	103	—	17,225	168,453	347,554	74,482	590,489	114,251
December 31, 2012	19,541	103	—	19,644	198,699	323,809	97,214	619,722	118,571
December 31, 2011	22,465	103	—	22,568	227,071	284,430	108,213	619,714	120,679

(1)
Subject to currency conversion control.

(2)
Including VIE subsidiaries.

        Cash located in the PRC, which are held by our VIEs (including VIEs' subsidiaries) and non-VIE entities, can be transferred to our subsidiaries outside of China through dividend payments, subject to PRC government's control of currency conversion. Such transfer will incur cost in the form of PRC withholding tax. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business.", "—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively", and "—Governmental control of currency conversion may affect the value of your investment."

        The decrease of the cash and cash equivalents from 2012 to 2013 was primarily due to a short-term money market investment of US$3.0 million as well as prepayment of US$3.0 million for purchase of land use rights and building, and partially offset by the increase in interest income and foreign exchange gain. The decrease in cash provided by operating activities from 2011 to 2013 was primarily attributable to the decrease in revenues of our online business, partially offset by the increases in our offline business revenues.

        In November 2010, we declared a cash dividend of US$10.0 million to our shareholders who were record holders of ours as of October 31, 2010, of which we paid US$1.05 million in December 2010 and an additional US$2.55 million in March 2011 by using our cash reserves, and paid the rest in July

2011 and August 2011 by using the proceeds from our initial public offering. We did not declare any dividend in 2012 and 2013.

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

        In addition, current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our subsidiaries, VIEs and VIEs' subsidiaries in China is required to set aside at least 10% of its after tax profits, as determined on a calendar year basis and in accordance with PRC GAAP, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The registered capital of Shanghai Taomee and Shanghai Shengran are RMB10 million (US$1.4 million) and US$2.5 million, respectively. As of the date of this annual report, Shanghai Taomee and Shanghai Shengran have made allocations to the statutory reserve fund in compliance with the applicable PRC laws and regulations. Each of Shanghai Taomee and Shanghai Shengran has made no allocations for the year ended December 31, 2013 because their statutory reserves have reached 50% of their registered capital, the maximum amount required under the PRC regulations. These reserves are not distributable as cash dividends.

        We determine the amount of statutory reserves to be set aside each year in accordance with PRC regulations based the amount of accumulated profits of our subsidiaries, VIEs and VIEs' subsidiaries in China as determined under PRC GAAP. The differences in the amount of accumulated profits under PRC GAAP and the amount of retained earnings in our financial statements, prepared and presented in accordance with U.S. GAAP, relate to the different methods of revenue recognition and accounting for share-based compensation under PRC GAAP and U.S. GAAP.

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

Operating Activities

        Our net cash provided by operating activities in 2013 was approximately US$9.9 million. This is based on our net income of US$5.4 million in 2013, positively adjusted by a US$2.2 million increase in depreciation and amortization, US$2.1 million increase in share-based compensation, US$1.7 million increase in allowance for doubtful accounts as well as impairment of intangible assets and long-term investment. This was partially offset by US$1.5 million increase in amounts due from related parties, US$1.2 million decrease in advance from customers, US$1.1 million decrease in accounts payable,

US$0.9 million increase in other assets, and, to a less extent, by adjustment of accrued expenses and other current liabilities, accounts receivable, income tax payable and deferred revenue.

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

Investing Activities

        Our net cash used in investing activities in 2013 was approximately US$14.8 million, primarily due to US$6.5 million paid to acquire equity investees, US$3.0 million paid to purchase short-term investment, US$3.0 million paid as prepayments for land use right and building purchase, US$1.4 million paid for the purchase of property and equipment for our ordinary course of businesses, as well as US$0.9 million paid to purchase intangible assets such as exclusive licensing right of Avata Star and Speed Hunter.

        Our net cash used in investing activities in 2012 was approximately US$7.7 million, primarily due to US$7.0 million paid to acquire equity investees, including the purchase of 8.02% equity interest in Gamespedia,US$1.4 million for the purchase of intangible assets such as Canimals franchise and additional three franchises for our future pipeline from Voozclub, and the exclusive licensing right of two online games from our related parties, and to a lesser extent, US$0.3 million paid for the purchase of property and equipment for our ordinary course of business. This was partly offset by US$1.0 million proceeds from the sale of all our equity interest in Shenzhen Ruigao.

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

Financing Activities

        Our net cash used in financing activities in 2013 was approximately US$1.1 million, resulting from US$2.1 million used in repurchase of ordinary shares, and was offset by the proceeds of US$1.0 million received from exercise of share options.

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

Capital Expenditures

        We had capital expenditures of US$2.1 million, US$1.7 million and US$5.3 million for 2011, 2012 and 2013, respectively. Our capital expenditures were used primarily for (i) purchase of computer hardware and equipment, (ii) purchase of intangible assets, (iii) purchase of franchises and online game licensing rights for our pipeline, and (iv) prepayments as deposits for purchasing land use rights and building ownership. Actual future capital expenditures may differ from the amounts indicated above.

Restricted Net Assets

        Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries, VIEs and VIEs' subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to US$2.0 million as of December 31, 2013. In addition, due to restrictions on the distribution of registered capital from our PRC subsidiaries, the PRC subsidiaries' registered capital of US$24.9 million as of December 31, 2013, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2013, approximately US$26.9 million, were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

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

        In each of the three years ended December 31, 2011, 2012 and 2013, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$10.3 million, US$12.3 million and US$13.9 million, representing 22.7%, 30.6% and 28.7% of our total net revenues for 2011, 2012 and 2013, respectively. Our research and development expenses consist primarily of payroll expenses, share-based compensation expenses and rental expenses. We have expensed all of the development costs for the research and development of products.

Intellectual Property

        We regard our copyrights, trademarks, trade secrets and similar intellectual property as important to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. All of our research and development personnel have entered into confidentiality and proprietary information agreements or contract clauses with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs, and technologies they develop during their employment with us.

        As of December 31, 2013, we had received approval for 351 and 7 trademark registrations in China and Taiwan respectively and are in the process of applying for registration of 46 trademarks in China. In addition, we have obtained 69 copyright registrations for software we developed, 4 copyright registrations for Mole's World and Seer animation series and 392 copyright registrations for artworks which were produced by our employees and owned by us. We also registered 39 domain names, including www.61.com, our primary operation website, and www.taomee.com, our corporate information website.

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

D.
Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.
Contractual Obligations

        The following table sets forth our operating lease obligations as of December 31, 2013:

	Payments Due by Period
	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years	Total
	(US$ in thousands)
Operating lease obligations	1,812	878	—	—	2,690

Total	1,812	878	—	—	2,690

        Our operating lease obligations related to lease agreements for our corporate offices and Internet data centers.

        In May 2013, we entered into a land pre-development cooperation agreement with respect to our intention to purchase the land use rights of two parcels with an aggregated area of approximately 23,300 square meters in Songjiang District, Shanghai for a total consideration of RMB8.8 million (US$1.5 million). A prepayment of RMB4.4 million (US$0.7 million) was paid in May 2013. In August 2013, we entered into a letter of intent with respect to our intention to purchase a building with an aggregated construction area of approximately 4,860 square meters in Songjiang District, Shanghai for a total consideration of RMB46.6 million (US$7.7 million). A prepayment of RMB14.0 million (US$2.3 million) was paid as of December 31, 2013. Pursuant to the agreements we have entered into with the parties thereto, we will be fully refunded of the prepayments of RMB18.4 million (US$3.0 million) if we fail to obtain the land use rights and the building. Please see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain the land use rights and building ownership right in Songjiang, Shanghai in a timely manner and we may not successfully recover our prepayment thereunder, which may have a material adverse effect on our results of operations and financial condition."

        Other than the obligations set forth above, we did not have any long-term debt obligations, capital lease obligations, purchase obligations or other long-term liabilities as of December 31, 2013.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jason Liqing Zeng	44	Chairman
Benson Haibing Wang	33	Co-Founder, Director and Chief Executive Officer
Roc Yunpeng Cheng	36	Co-Founder, Director and President
Crow Zhen Wei	38	Co-Founder and Director
JP Gan	42	Independent Director
Shengwen Rong	45	Independent Director
Ted Lai	43	Independent Director
Changtian Wang	48	Independent Director
George Kuan	40	Independent Director
Paul Keung	43	Chief Financial Officer
Owen Quan Zhou	37	Vice president

        Mr. Jason Liqing Zeng has served as our chairman since October 2008. Mr. Zeng founded Shenzhen Decent Investment Limited, an investment company which focuses on high-technology investment, in May 2007 and has served as the chairman since its inception. Previously, Mr. Zeng co-founded Tencent Holdings Limited, an Internet service company in China listed on the Hong Kong

Stock Exchange, and served as its chief operating officer from 1999 to 2007. From 1993 to 1999, Mr. Zeng served as a manager in the Shenzhen Branch of China Telecom Corporation Limited, a company engaging in information service and wired telecommunications and broadband services in China and listed on the Hong Kong Stock Exchange and the New York Stock Exchange. Mr. Zeng is also an independent director of A8 Digital Music Holdings Limited, an integrated digital music company listed on the Hong Kong Stock Exchange, a director of Shenzhen Ruigao, a director of Chuangyou, a director of Shenzhen Taole Network Technology Co., Ltd, a director of Shenzhen Kuaibo Technology Co., Ltd. and a director of several private companies. Mr. Zeng received his EMBA degree from China Europe International Business School in China in 2007 and his bachelor's degree in computer communication from Xi'an Electronic Technology University in 1993.

        Mr. Benson Haibing Wang is one of the founders and the creative architect of many of our franchises. Mr. Wang is also our chief executive officer and has served as our director since October 2008. Prior to co-founding our company, Mr. Wang worked as a project manager at Tencent Technology (Shenzhen) Company Limited, a subsidiary of Tencent Holdings Limited, from 2004 to 2007. Mr. Wang is also a director of Gamespedia Holdings Limited and a director of Chuangyou. Mr. Wang has approximately ten years of experience in the development of online products in China and has formulated our current strategy and led our rapid growth. Mr. Wang received his bachelor's degree in electrical engineering and his master's degree in computer science from Huazhong University of Science and Technology in 2001 and 2004, respectively.

        Mr. Roc Yunpeng Cheng is one of our founders and our president. Mr. Cheng has served as our director since October 2008. Prior to co-founding our company, Mr. Cheng worked as an assistant general manager of the advertising department of Tencent Technology (Shenzhen) Company Limited from 2001 to 2007, primarily responsible for advertising business in East and South China. Mr. Cheng was a sales manager in the Shenzhen Branch of International Network Communications (Shanghai) Co., Ltd., a company engaging in Internet portal and related business, from 1999 to 2001. Ms. Cheng is also a director of Shanghai Taoyue Information Technology Co., Ltd., an online game development company, and a director of Jiangxi Haomi Network Technology Co., Ltd., a company which develops family entertainment and education application on mobile and multi-screen platforms in China. Mr. Cheng has approximately 15 years of experience in marketing and operations. Mr. Cheng received his bachelor's degree in materials engineering from Harbin Institute of Technology in 1999.

        Mr. Crow Zhen Wei is one of our founders. Mr. Wei has served as our director since October 2008 and as our chief technology officer from October 2008 to February 2014. Prior to co-founding our company, Mr. Wei worked as a software engineer at Novell China Inc., a company engaging in infrastructure software business, from 2006 to 2007. Mr. Wei was a system architecture designer and project manager at Tencent Technology (Shenzhen) Company Limited from 2004 to 2006. Prior to that, Mr. Wei was a software engineer at Huawei Technologies Co., Ltd., a China-based telecom solutions provider, from July 2003 to December 2003. Mr. Wei has approximately 11 years of experience in software and Internet technology. Mr. Wei received his bachelor's degree in chemistry and his master's degree in computer science from University of Science and Technology of China in 1999 and 2003, respectively.

        Mr. JP Gan has served as our director since May 2009 and is currently our independent director. Mr. Gan has been serving as a managing director and a member of the investment committee of Qiming Venture Partners, a private equity firm affiliated to the Qiming Funds, since 2007. From 2005 to 2006, Mr. Gan was the chief financial officer of Kongzhong Corporation, a Nasdaq listed wireless Internet company. Prior to joining Kongzhong, Mr. Gan was a director of the Carlyle Group responsible for venture capital investments in the Greater China region from 2000 to 2005. Mr. Gan worked at the investment banking division of Merrill Lynch, in Hong Kong from 1999 to 2000, and worked at PricewaterhouseCoopers LLP in the United States from 1994 to 1997. Currently, Mr. Gan is also a director of Ctrip.com International Limited and Jiayuan.com International Ltd., both of which are NASDAQ-listed companies, a director of Playgame Sdn. Bhd, or Playgame, an affiliate of us, and a director of several private companies. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Booth School of Business and his bachelor's degree in business administration from the University of Iowa.

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

        Mr. Ted Lai has served as our independent director since June 2012. Mr. Lai serves on the steering committee of AngelVest, a China based angel investor organization. From November 2011 to September 2013, Mr. Lai served as executive vice president for Asia of BBC Worldwide, responsible for strategic development across the Asia region, driving growth through new brand, product and service initiatives. Before joining BBC, Mr. Lai spent more than a decade working for Time Warner with his last role being senior vice president of Warner Bros. International TV. Previously, Mr. Lai was a business development and product management executive in the digital media industry, having worked in several high-profile companies, including idealab's FreePC from inception to merger and initial public offering. Mr. Lai also developed strategic plans for theme parks and location-based entertainment centers for the Walt Disney Company. Mr. Lai earned his MBA at Harvard Business School and master's and bachelor's degrees in engineering at Stanford University.

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

        Mr. Paul Keung has been our chief financial officer and executive vice president of investment department since February 2011. Prior to joining us, Mr. Keung was a managing director of Oppenheimer Investments Asia since 2009, overseeing the firm's Asia research practice. Between 2000 and 2008, Mr. Keung was the executive director of CIBC World Markets, where for the majority of his time, he was responsible for coverage of the Internet, Media and Entertainment sectors in the US and China. From 1998 to 2000, Mr. Keung was the chief information officer of Wyndham International, a global hospitality company. Between 1994 and 1998, he served in various investment banking and equity research roles at Deutsche Morgan Grenfell, PaineWebber Securities, and Salomon Brothers. Mr. Keung currently serves as an Independent director of Jiayuan.com International Ltd., a NASDAQ-listed company, and the director of Taiwan Taomee. Mr. Keung obtained his bachelor's degree in hotel administration from Cornell University and his master's degree in real estate from New York University.

        Mr. Owen Quan Zhou has been our vice president in charge of human resources since July 2011. Prior to joining our company, Mr. Zhou worked as a strategic manager of human resources and manager of human resources of wireless industry department of Tencent Technology Company Limited, from January 2004 to July 2011. Mr. Zhou was the officer of human resources development and the manager of human resources of Ping An Insurance (Group) Company of China, Ltd., Henan branch, from July 1997 to December 2003. Mr. Zhou has approximately 17 years of experience in human resources management. Mr. Zhou received his bachelor's degree in international trade and commerce from Jiangxi University of Finance and Economics in 1997.

B.
Compensation of Directors and Executive Officers

        In 2013, we paid an aggregate of approximately RMB5.5 million (US$0.9 million) in cash to our executive officers, and an aggregate of approximately US$60,000 in cash to our independent directors. For options granted to our executive officers, see "—Share Incentive Plans."

        We have neither set aside nor accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries, VIE and VIEs' subsidiaries are required by law to make contributions equal to certain percentages of each employee's salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit. Our PRC subsidiary contributed an aggregate of RMB0.4 million (US$0.07 million) for retirement and similar benefits for our officers and directors in 2013.

Share Incentive Plans

2009 Stock Option Plan

        We have adopted our 2009 Stock Option Plan, or the 2009 Plan, to promote our success and to increase shareholder value by providing an additional means, through the grant of awards, to attract, motivate, retain and reward selected employees and other eligible persons. The maximum number of shares which may be issued pursuant to all awards under the 2009 Plan is 45,000,000. As of December 31, 2013, options to purchase an aggregate of 11,879,840 ordinary shares under the 2009 Plan were outstanding.

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

2010 Share Incentive Plan

        We have adopted our 2010 Share Incentive Plan, or the 2010 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2010 Plan is 55,000,000. As of December 31, 2013, options to purchase an aggregate of 16,120,000 ordinary shares and 19,040,414 restricted shares under the 2010 Plan were outstanding.

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

2012 Share Incentive Plan

        We have adopted our 2012 Share Incentive Plan, or the 2012 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2012 Plan is 30,000,000. As of December 31, 2013, there were no options or restricted shares granted under the 2012 Plan.

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

        The table below sets forth, as of December 31, 2013, the option and restricted share grants made to our directors and executive officers and other individuals as a group, under our share incentive plans:

Name	Ordinary Shares Underlying Outstanding Options/ Restricted Shares	Exercise Price/ Purchase Price (US$/Share)	Grant Date/ Award Date	Expiration Date
Benson Haibing Wang	*	0.07	June 7, 2010	June 7, 2020
	*	0.00002	November 5, 2013	November 5, 2023
Roc Yunpeng Cheng	*	0.07	June 7, 2010	June 7, 2020
	*	0.00002	November 5, 2013	November 5, 2023
Crow Zhen Wei	*	0.07	June 7, 2010	June 7, 2020
	*	0.00002	November 5, 2013	November 5, 2023
Shengwen Rong	*	0.45	May 24, 2011	May 24, 2021
Ted Lai	*	0.1960	July 20, 2012	July 20, 2022
Changtian Wang	*	0.1960	July 20, 2012	July 20, 2022
George Kuan	*	0.1960	July 20, 2012	July 20, 2022
JP Gan	*	0.1960	July 20, 2012	July 20, 2022
Paul Keung	*	nil	May 24, 2011	May 24, 2021
	*	0.2395	July 16, 2012	July 16, 2022
	*	0.00002	November 5, 2013	November 5, 2023
Quan Zhou	*	nil	May 24, 2011	May 24, 2021
	*	0.2395	July 16, 2012	July 16, 2022
	*	0.00002	November 5, 2013	November 5, 2023
Directors and executive officers as a group	7,750,000	0.07	June 7, 2010	June 7, 2020
	3,083,334	nil	May 24, 2011	May 24, 2021
	3,000,000	0.2395	July 16, 2012	July 16, 2022
	3,600,000	0.1960	July 20, 2012	July 20, 2022
	4,800,000	0.00002	November 5, 2013	November 5, 2023
Other individuals as a group	1,368,260	0.04	June 24, 2009	June 24, 2019
	2,761,580	0.07	June 7, 2010	June 7, 2020
	1,460,844	0.36/nil	January 4, 2011	January 4, 2021
	441,676	nil	May 24, 2011	May 24, 2021
	8,770,000	0.2395	July 16, 2012	July 16, 2022
	9,610,000	0.00002	September 4, 2013	September 4, 2023
	394,560	0.00002	December 11, 2013	December 11, 2023

*
Ordinary shares underlying the share options held by such person comprise less than 1% of our outstanding ordinary shares.

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

C.
Board Practices

Board of Directors

        Our board of directors consists of nine members. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. The directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital or any part thereof, and issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

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

  •
  reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

  •
  retaining or obtaining the advice of a compensation consultant, legal counsel or other adviser in the compensation committee's sole discretion,

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

Duties of Directors

        Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith and to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

Terms of Directors and Officers

        Pursuant to our memorandum and articles of association, our board of directors are designated into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after our initial public offering, respectively. Mr. Roc Yunpeng Cheng, Mr. Ted Lai and Mr. Changtian Wang have been designated as Class A directors. Mr. Crow Zhen Wei, Mr. Shengwen Rong and Mr. George Kuan have been designated as Class B directors. Mr. Jason Liqing Zeng, Mr. Benson Haibing Wang and Mr. JP Gan have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting after our initial offering, one-third of our directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation, and each such retiring director shall be eligible for re-election. Every director shall be subject to retirement by rotation at least once every three years. A director may be removed from office at any time by an ordinary resolution of our shareholders. In addition, the office of a director shall be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated, or (v) if he is otherwise removed from office pursuant to our memorandum and articles of association or the Companies Law or other laws of the Cayman Islands.

        Officers are appointed by and serve at the discretion of our board of directors.

Employment Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a three-year period or five-year period. We may terminate an executive officer's employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to serious or persistent breach or non-observance of the employment terms or a conviction of a criminal offence. An executive officer may terminate his/her employment at any time with one-month prior written notice. Furthermore, we may terminate the employment at any time without cause upon advance written notice and certain amount of compensation payment.

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

Board Observer

        We have granted Saban Media Ventures, an affiliate of Saban Capital Group, a non-voting observer seat on our board of directors for a period of eighteen months after the closing of the initial public offering, and our board of directors further renewed such period for another eighteen months to June 9, 2014. Mr. Sumeet Jaisinghani has been designated by Saban as our board observer since July 2011. Mr Jaisinghani is the Managing Director of Saban Capital Group (Asia), responsible for Saban's principal investment activities in Asia, and is head of the firm's Singapore office. In addition, Mr. Jaisinghani is a member of the Board of Directors of Partner Communications and Celestial Tiger Entertainment (CTE), and played a key role in Saban's investments in Bezeq Telecommunications, Partner, Media Nusantara Citra, MNC Sky Vision, CTE and Taomee.

D.
Employees

        We had 575, 640 and 623 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2013:

Function	Number of Employees	Percentage of total
Online operations	117	18.8%
Offline operations	30	4.8%
Product development	333	53.4%
Sales and marketing	82	13.2%
General and administrative	61	9.8%

Total	623	100.0%

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

        The total number of ordinary shares outstanding as of December 31, 2013 is 757,684,760, including ordinary shares represented by ADSs. As of December 31, 2013, we had 16,557,901 ordinary shares which were legally issued according to our share incentive plans, but were not deemed issued or outstanding from accounting perspective.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Jason Liqing Zeng(1)	167,568,540	22.1
Benson Haibing Wang(2)	87,392,592	11.5
Roc Yunpeng Cheng(3)	74,323,193	9.8
Crow Zhen Wei(4)	74,492,593	9.8
JP Gan(5)	125,300,000	16.5
Shengwen Rong(6)	*	*
Ted Lai(7)	*	*
Changtian Wang(8)	*	*
George Kuan(9)	*	*
Paul Keung(10)	*	*
Quan Zhou(11)	*	*
All Directors and Executive Officers as a Group(12)	533,901,958	70.5
Principal Shareholders:
Frontier Technology Holdings Limited(13)	135,000,000	17.8
Speednext Industrial Limited (14)	32,568,540	4.3
Qiming Venture Partners II, L.P.(15)	113,418,000	15.0
Qiming Venture Partners II-C, L.P.(16)	9,931,500	1.3
Qiming Managing Directors Fund II, L.P(17).	1,650,500	0.2
Joy Union Holdings Limited(18)	86,392,592	11.4
Universys Holdings Ltd.(19)	74,492,593	9.8
Charming China Limited(20)	71,392,593	9.4

*
Less than 1%

(1)
Includes 6,750,000 ADSs representing 135,000,000 ordinary shares held by Frontier Technology Holdings Limited and 1,628,427 ADSs representing 32,568,540 ordinary shares held by Speednext Industrial Limited, a British Virgin Islands company wholly-owned by Mr. Zeng.

(2)
Represents 12 ordinary shares and 86,392,580 ordinary shares represented by 4,319,629 ADSs held by Joy Union Holdings Limited, a British Virgin Islands company wholly owned by Mr. Wang, and 1,000,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Wang.

(3)
Represents 13 ordinary shares and 71,392,580 ordinary shares represented by 3,569,629 ADSs held by Charming China Limited, a British Virgin Islands company wholly owned by Mr. Cheng, and 2,930,600 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Cheng.

(4)
Represents 13 ordinary shares and 74,492,580 ordinary shares represented by 3,724,629 ADSs held by Universys Holdings Ltd., a British Virgin Islands company wholly owned by Mr. Wei.

(5)
Represents 113,418,000 ordinary shares held by Qiming Venture Partners II, L.P., 9,931,500 ordinary shares held by Qiming Venture Partners II-C, L.P., 1,650,500 ordinary shares held by Qiming Managing Directors Fund II, L.P., and ordinary shares issuable upon exercise of options and the non-vested equity shares that will vest within 60 days of the date of this annual report held by Mr. Gan. Mr. Gan is a managing director of and participates on the investment committee of Qiming Corporate GP II, Ltd. The business address of Mr. Gan is c/o Qiming Corporate GP II, Ltd., 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(6)
Represents ordinary shares issuable upon exercise of options and the non-vested equity shares that will vest within 60 days of the date of this annual report held by Mr. Rong.

(7)
Represents ordinary shares issuable upon exercise of options and the non-vested equity shares that will vest within 60 days of the date of this annual report held by Mr. Lai.

(8)
Represents ordinary shares issuable upon exercise of options and the non-vested equity shares that will vest within 60 days of the date of this annual report held by Mr. Wang.

(9)
Represents ordinary shares issuable upon exercise of options and the non-vested equity shares that will vest within 60 days of the date of this annual report held by Mr. Kuan.

(10)
Represents ordinary shares issuable upon exercise of options and the non-vested equity shares that will vest within 60 days of the date of this annual report held by Mr. Keung.

(11)
Represents ordinary shares issuable upon exercise of options and the non-vested equity shares that will vest within 60 days of the date of this annual report held by Mr. Zhou.

(12)
Represents ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and the non-vested equity shares that will vest within 60 days of the date of this annual report held by all of our directors and executive officers as a group.

(13)
Represents 6,750,000 ADSs representing 135,000,000 ordinary shares held by Frontier Technology Holdings Limited, a British Virgin Islands company wholly owned by Mr. Jason Liqing Zeng. The registered address for Frontier Technology Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(14)
Represents 1,628,427 ADSs representing 32,568,540 ordinary shares held by Speednext Industrial Limited, a British Virgin Islands company wholly owned by Mr. Jason Liqing Zeng. The registered address of Speednext Industrial Limited is Offshore Incorporations Limited, P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(15)
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

(16)
Represents 9,931,500 ordinary shares held by Qiming Venture Partners II-C, L.P. See also note (15) to this table above.

(17)
Represents 1,650,500 ordinary shares held by Qiming Managing Directors Fund II, L.P. See also note (15) to this table above.

(18)
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

        As of the date of this annual report, to our knowledge, 628,184,722 ordinary shares were held by two record holders in the United States, including JPMorgan Chase Bank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

        In June 2009, Shanghai Taomee entered into an agreement with Shenzhen ParaEngine Corporation, or Shenzhen ParaEngine, a company significantly influenced by Mr. Jason Liqing Zeng, who is a director of Shenzhen ParaEngine's controlling entity, for developing and operating a 3-D online virtual world for children. In August 2011, Shanghai Taomee entered into a supplement agreement with ParaEngine, pursuant to which Shanghai Taomee gave up its exclusive rights of this 3-D online virtual world and increased the royalty percentage to be paid to ParaEngine. In May 2012, Shanghai Taomee entered into another 3-D online virtual world co-develop agreement with ParaEngine. For the years ended December 31, 2011, 2012 and 2013, we paid US$173,281, US$203,444 and US$193,559 in royalty, and nil, US$0.2 million and nil in licensing fees to Shenzhen ParaEngine, respectively. As of December 31, 2013, we had approximately US$18,857 due to Shenzhen ParaEngine Corporation.

        In June 2011, Shanghai Shengran entered into an agreement with Taiwan Taomee for the license to Taiwan Taomee of certain operating rights of an online game developed and owned by Shanghai Shengran. Shanghai Shengran also entered into agreement with Taiwan Taomee for the license of certain offline products which are derived from the online game images. In 2012, Shanghai Shengran licensed Taiwan Taomee two additional online games. In 2013, Shanghai Shengran further granted Taiwan Taomee the exclusive right of three additional games at an aggregate license fee of approximately US$0.3 million in Taiwan and will share the royalty at a certain agreed percentage. Revenues generated from Taiwan Taomee were US$245,015 and US$240,160 for online licensing and offline licensing respectively for the year ended December 31, 2011, US$127,644 and US$175,500 respectively for the year ended December 31, 2012, and US$767,267 and US$130,808 respectively for the year ended December 31, 2013. As of December 31, 2013, we had an amount due from Taiwan Taomee of US$72,517, and an amount due to Taiwan Taomee of US$347,026.

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

        In June 2013, as part of a restructuring of Taiwan Taomee, our equity interest in Taiwan Taomee was held through Playgame, and Elyn was liquidated. Our aggregated equity interest in Taiwan Taomee was not changed. In September 2013, Playgame transferred 3% of Taiwan Taomee's shares to Taiwan Taomee's underwriters upon it initial public offering in Taiwan Emerging Stock Market. As a result, Playgames's equity interest in Taiwan Taomee was diluted from 70.88% to 67.87%, resulting in a gain from investment of approximately US$287,790 recognized in the year 2013, reported within share of profit in equity method investees in the consolidated statements of operations.

        Our equity in profit in 2011, 2012 and 2013 was US$965,959, US$506,644 and US$500,388 of Elyn Corporation (or Playgame, as applicable) and US$7,757, US$191,381 and US$96,869 of Joy Children, respectively, and was recognized as share of profit in equity investment in the consolidated statements of operations.

        In November 2011, Shanghai Taomee entered into an agreement with Shenzhen Taole Network Technology Co., Ltd., or Shenzhen Taole, a company engages in the research and development of network games, to obtain the licenses of certain operating rights of an online game. For the years ended December 31, 2011, 2012 and 2013, we paid nil, US$8,969 and US$6,067 in royalty, respectively, to Shenzhen Taole. As of December 31, 2013, we had an amount of US$1,594 due to Shenzhen Taole.

        In July 2012, Shanghai Taomee entered into an operating agreement with Guangzhou Chuangyou Information Technology Co., Ltd., or Chuangyou, a company principally engaged in the design and development of online games in China, and a related party of us, as one of Chuangyou's investors is our director and principle shareholder. According to such operating agreement, Chuangyou granted to Shanghai Taomee the operating rights of an online game developed and owned by Chuangyou. For the years ended December 31, 2011, 2012 and 2013, Shanghai Taomee has paid nil, nil and US$9,787 royalties and nil, US$150,000 and US$50,000 licensing fee to Chuangyou, respectively. As of December 31, 2013,, Shanghai Taomee had US$2,506 as licensing fee to Chuangyou, and recorded as amount due to Chuangyou.

        In the first quarter of 2013, Shanghai Animation entered into an agreement with Beijing Enlight Pictures Co. Ltd., or Enlight Media, to jointly invest in the production and distribution of an animation film of our feature film, Seer III: Universal Force. As at December 31, 2013, Enlight Media paid RMB 3.9 million (approximately US$0.6 million) to Shanghai Animation to invest in the film. The film was released in July 2013 in Mainland China. As of December 31, 2013, we had an amount of RMB13.3 million (approximately US$2.2 million) due from such related party.

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

        On May 6, 2009, we issued 125,000,000 shares of Series A convertible redeemable preferred shares for aggregate cash proceeds of US$4,948,718, net of direct and incremental equity issuance costs of US$51,282 to new investors. As the Series A preferred shares were negotiated with independent third-party investors, the cash proceeds received represented the fair value of the issued Series A preferred shares. The accretion to the redemption value, which was considered as deemed dividends, was calculated over the period from the issuance date to the earliest redemption date using the effective interest method and reflected as a reduction to net income to arrive at net income attributable to the ordinary shareholders in the accompanying consolidated statements of operations and amounted to US$200,601, nil and nil in 2011, 2012 and 2013, respectively.

        In November 2010, we declared a cash dividend of US$10.0 million to our shareholders who were record holders of ours as of October 31, 2010, of which we paid US$1.05 million in December 2010 and an additional US$2.55 million in March 2011 by using our cash reserves, and paid the rest in July 2011 and August 2011 by using the proceeds from our initial public offering. We did not declare any dividend in 2012 and 2013.

        We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If we pay any dividends, the depositary will pay our ADS holders the dividends it receives on our ordinary shares, after deducting its fees and expenses as provided in the deposit agreement. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

        We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries, VIEs and VIEs' subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries, VIEs and VIEs' subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

        The following table provides the high and low trading prices for our ADSs on the NYSE for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
Fiscal Year ended December 31, 2011 (from June 8, 2011)	17.90	3.95
Fiscal Year ended December 31, 2012	6.50	3.15
Fiscal Year ended December 31, 2013	6.98	3.54
Quarterly Highs and Lows
First Quarter ended March 31, 2012	6.50	4.50
Second Quarter ended June 30, 2012	5.75	3.74
Third Quarter ended September 31, 2012	4.89	3.25
Fourth Quarter ended December 31, 2012	3.84	3.15
First Quarter ended March 31, 2013	5.29	3.54
Second Quarter ended June 30, 2013	5.10	3.69
Third Quarter ended September 31, 2013	6.98	3.92
Fourth Quarter ended December 31, 2013	6.44	4.73
First Quarter ended March 31, 2013	8.90	5.06
Monthly Highs and Lows
October 2013	6.44	5.03
November 2013	5.60	4.76
December 2013	5.41	4.73
January 2014	7.78	5.06
February 2014	7.20	5.68
March 2014	8.90	5.73
April 2014 (through April 10, 2014)	6.28	5.75
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

United States Federal Income Taxation

        The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (generally, property held for investment), and that have the U.S. dollar as their functional currency. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the tax laws of the United States as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. We have not sought and will not seek any rulings from the U.S. Internal Revenue Service regarding the matters discussed below. There can be no assurance the U.S. Internal Revenue Service or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of the ADSs or ordinary shares.

        The following discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

  •
  banks, insurance companies and other financial institutions;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  broker, dealers or traders in securities;

  •
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  U.S. expatriates and former citizens or long-term residents of the United States;

  •
  tax-exempt organizations or governmental entities;

  •
  persons subject to alternative minimum tax;

  •
  persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

  •
  persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

  •
  persons deemed to sell ADSs or oridinary shares under the constructive sale provisions of the United States Internal Revenue Code of 1986, as amended;

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

Passive Foreign Investment Company

        Based on the market price of our ADSs and the composition of our income and assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

        If we were treated as a PFIC for our taxable year ended December 31, 2013 and you held ADSs or ordinary shares during such year, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a "deemed sale" election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we were a PFIC and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

        Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Since we believe we were a PFIC for our taxable year ended December 31, 2013, you should consult your tax advisor regarding any reporting requirements that may apply to you.

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

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rates applicable to "qualified dividend income," provided (1) either (a) our ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we were neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year (discussed below), and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs (but not our ordinary shares) are. Based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares may qualify as qualified dividend income because the ordinary shares are not themselves listed on a U.S. exchange. In addition, as discussed above in "—Passive Foreign Investment Company," we believe we were a PFIC for our taxable year ended December 31, 2013. If we are treated as a "resident enterprise" for PRC tax purposes under the PRC EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

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

        If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—

China"), the amount of the dividend would include the withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes would be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

F.
Dividends and Paying Agents

        Not Applicable.

G.
Statement by Experts

        Not Applicable.

H.
Documents on Display

        We previously filed with the SEC our registration statement on Form F-1 (Registration Number 333-174293), as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares represented by the ADSs. We also filed with the SEC a related registration statement on Form F-6 (Registration Number 333-174441) with respect to the ADSs. We have also filed with the SEC our registration statements on Form S-8 (Registration Number 333-176920 and 333-183651) with respect to our securities to be issued under our 2009 Stock Option Plan, 2010 Share Incentive Plan and 2012 Share Incentive Plan.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which included approximately US$17.2 million as of December 31, 2013. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect our results of operations and financial condition. Such fluctuations will also affect us with respect to the translation of the net proceeds that we will receive from the initial public offering into Renminbi. The Renminbi's exchange rate with the U.S. dollar is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

        To the extent that we need to convert U.S. dollars that we have on hand or receive from future financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2013, we had U.S. dollar-denominated cash balances of US$17.2 million. Assuming we had converted the US$17.2 million into the Renminbi at the exchange rate of US$1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been RMB104.1 million. Assuming a 5% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB99.2 million as of December 31, 2013.

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

Inflation Risk

        In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China's Consumer Price Index increased by 5.4% in 2011, 2.6% in 2012 and 2.6% in 2013. If inflation rises, it may materially and adversely affect our business.

Credit Risk

        As of December 31, 2011, 2012 and 2013, substantially all of our cash and cash equivalents were held by financial institutions that we believe to have high credit quality. Therefore, we believe we are not exposed to unusual risks. We have not experienced any losses on deposits of cash and cash equivalents. Due to the limited availability of online payment systems in China and the limited access children have to online payment channels, users pay for our online business primarily through purchase of our prepaid cards, which distributed through a network of third-party distributors. Our top three distributors contributed to 10.3%, 8.5% and 8.4% of the sales of our prepaid cards in 2011, 9.8%, 8.9% and 7.2% in 2012, and 7.4%, 6.4% and 6.0% in 2013. We collect payment from distributors upon delivery of the prepaid cards, which helps reduce our accounts receivable related to our online business. Accounts receivables generated from offline business are primarily resulted from sharing of box-office revenues and licensing royalties. We made nil, nil and US$0.3 allowance for doubtful accounts in 2011, 2012 and 2013, respectively. We wrote off RMB1.0 million (US$0.2 million) in bad debt to an independent third party in 2011.

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

E.
Use of Proceeds

        The following "Use of Proceeds" information relates to our registration statement on Form F-1 (file No. 333-174293) filed with the Securities and Exchange Commission on May 18, 2011 for our initial public offering of 7,187,500 ADSs, representing 143,750,000 ordinary shares, and the underwriters' exercise of their option to purchase an additional 525,224 ADSs, representing 10,504,480 ordinary shares, which registration statement was declared effective by the Securities and Exchange Commission on June 10, 2011.

        We received net proceeds from the initial public offering (including over-allotment) of approximately US$62.2 million after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. As of December 31, 2013, the proceeds were used as follows: (i) US$0.6 million were used to subscribe for the newly issued shares of Taiwan Taomee through Joy Children in the fourth quarter of 2011; (ii) US$6.2 million were used to acquire 8.02% equity interest in Gamespedia in second half of 2012; (iii) US$4.3 million were used to pay increased legal, accounting and other operational expenses and costs we incurred as a public company; (iv) US$6.4 million were used to pay a cash dividend declared in November 2010 to our shareholders in July 2011 and August 2011; (v) US$1.4 million were used to acquire a minority equity interest in Voozclub in January 2013; (vi) US$3.0 million were used to invest in a short-term money market investment in the second quarter of 2013; (vii) US$2.0 million were used to acquire a minority equity interest in a Beijing-based pre-school education service provider in September 2013, (viii) US$0.2 million were used to acquire a minority equity interest in a New York City company that develops mobile applications, animation and products for pre-school children in December 2013; and (ix) US$4.4 million were used to repurchase our ADSs from the open market during the period from

December 2011 to December 2013 a total of 1,064,177 ADSs under our share repurchase program approved by the Board in November 2011 and extended in September 2012 and November 2013. We will continue to use the IPO proceeds primarily for the purposes described in the "Use of Proceeds" section of our Form F-1 in accordance with our business plans and on an as-needed basis.

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

        Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2013, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

        As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        Based on this assessment, our management has concluded that the internal control over financial reporting was effective as of December 31, 2013.

Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reporting during 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2012	2013
	USD (in thousands)	USD (in thousands)
Audit fees(1)	625	680
Audit-related fees(2)	61	36
Tax fees(3)	13	30

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

        The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP including audit services, audit-related services, tax services and other services as described above for the fiscal year ended December 31, 2013, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit. Prior to our initial public offering, all initial public offering related accountant fees were approved by the Board.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not Applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

        On November 28, 2011, we announced a share repurchase plan approved by our board of directors on November 22, 2011 to repurchase our ADSs, through open market purchase or privately negotiated transactions, up to US$10 million over a period of 12 months. On September 28, 2012 and November 26, 2013, respectively, our board of directors approved the extension of such share repurchase plan for another 12 months from November 23, 2012 to November 23, 2013, and from November 24, 2013 to November 23, 2014, respectively, to repurchase our ADSs up to the remaining balance of the US$10 million. On March 28, 2014, we completed the share repurchase program, under which we repurchased 41,191,160 common shares, representing approximately 5.4% of our outstanding shares as of March 28, 2014, at an average price of $4.9 per share. On March 28, 2014, we announced a new share repurchase plan to repurchase up to US$10 million worth of outstanding ADSs over a 12-month period.

        The table below is a summary of the ADSs repurchased by us in the fiscal year of 2013.

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(2)		Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
January 2, 2013 to January 31, 2013	118,771	US$	3.82	704,323	US$	7,228,488
February 1, 2013 to February 28, 2013	27,308	US$	4.37	731,631	US$	7,109,049
March 1, 2013 to March 28, 2013	71,855	US$	3.96	803,486	US$	6,824,840
April 1, 2013 to April 15, 2013	22,197	US$	4.28	825,683	US$	6,729,746
May 10, 2013 to May 31, 2013	20,100	US$	4.17	845,783	US$	6,645,995
June 3, 2013 to June 14, 2013	36,314	US$	3.99	882,097	US$	6,500,969
July 8, 2013 to July 26, 2013	67,940	US$	4.32	950,037	US$	6,207,195
August 30, 2013	200	US$	4.53	950,237	US$	6,206,289
November 29, 2013	1,900	US$	4.97	952,137	US$	6,196,846
December 2, 2013 to December 27, 2013	112,040	US$	5.10	1,064,177	US$	5,625,935
Total	478,625	US$	4.30	1,064,177	US$	5,625,935

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

ITEM 18.    FINANCIAL STATEMENTS

        The consolidate financial statements of Taomee Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document
1.1	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, which became effective upon the completion of the initial public offering. (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
2.1	Registrant's Specimen American Depositary Receipt (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-174441) filed with the Commission on May 24, 2011)
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
4.2	2009 Stock Option Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.3	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.4	2012 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form S-8 (File No. 333-183651), filed with the Commission on August 31, 2012)

Exhibit Number		Description of Document
4.5		Form of Indemnification Agreement with the Registrant's directors and officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.6	†
Form of Employment Agreements with the Registrant's senior executives.(incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011 and May 24, 2011)
4.7
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
4.15
English Translation of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 17, 2013)
4.16
English Translation of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 17, 2013)
4.17
English Translation of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Xinsheng Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 17, 2013)
4.18
English Translation of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Taomee Animation Co., Ltd. (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 17, 2013)
4.19
English Translation of Form Regional Agency Sales Cooperation Agreement of Internet Physical Cards between the Company and third-party distributor (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 17, 2013)
4.20
English Translation of Form Regional Agency Sales Cooperation Agreement of Internet Visual Cards between the Company and third-party distributor (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 17, 2013)
4.21
Subscription Agreement, dated June 1, 2012, between Shanghai Taomee Network Technology Co., Ltd. and Jinjun Zhao with respect to the establishment of Guangdong Taomee (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 17, 2013)
4.22
Joint Investment Contract for Seer III the Movie, dated February 1, 2013, between Shanghai Taomee Animation Co., Ltd. and Beijing Enlight Pictures Co. Ltd. (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 17, 2013)
4.23	*
Series B Preferred Share Purchase Agreement, dated September 13, 2013, among Slanissue Holdings Limited, Slanissue Hong Kong Limited, Slanissue (Beijing) Information Technology Co., Ltd., Beijing Slanissue Technology Co., Ltd., Beijing Huibozhiye Culture Communication Co., Ltd., Wei Yang, Qi Mo, Liqing Zeng, Zhaoyang Liu, Fan Peng, Qiming Venture Partners III, L.P., Qiming Managing Directors Fund III, L.P., Taomee Holdings Limited and Ace Classic Investments Limited.
8.1	*	Subsidiaries of the Registrant

Exhibit Number		Description of Document
11.1		Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 18, 2012)
12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Allbright Law Offices
15.2	*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS	**	XBRL Instance Document.
101.SCH	**	XBRL Taxonomy Extension Schema Document.
101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	**	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: April 11, 2014

TAOMEE HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
TAOMEE HOLDINGS LIMITED

        We have audited the accompanying consolidated balance sheets of Taomee Holdings Limited (the "Company") and its subsidiaries and variable interest entities (the "Group") as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP.

Shanghai, China
April 11, 2014

TAOMEE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share and per share data, unless otherwise stated)

	As of December 31,
	2012	2013
Assets
Current assets:
Cash and cash equivalents	$118,570,672	$114,250,772
Short-term investment	—	2,992,343
Accounts receivable, net	2,371,060	2,387,747
Inventory	41,316	196,757
Income tax recoverable	49,956	402,460
Due from related parties	893,020	2,242,382
Prepayments and other current assets	2,071,509	2,904,695
Deferred tax assets—current	2,969,896	4,166,088

Total current assets	126,967,429	129,543,244
Investment in equity investees	8,262,077	14,047,509
Property and equipment, net	1,305,721	1,840,419
Prepayments for land use rights and building purchase	—	3,008,520
Acquired intangible asset	1,664,763	1,252,572
Other assets	1,557,532	1,496,242

Total assets	$139,757,522	$151,188,506

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Taomee Holdings Limited of 425,845 and 1,538,665 as of December 31, 2012 and 2013, respectively)	$434,626	$1,549,908
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Taomee Holdings Limited of 245,189 and nil as of December 31, 2012 and 2013, respectively)	—	—
Due to related parties (including due to related parties of the consolidated VIEs without recourse to Taomee Holdings Limited of 14,725 and 22,957 as of December 31, 2012 and 2013, respectively)	89,728	369,983
Advance from customers (including advance from customers of the consolidated VIEs without recourse to Taomee Holdings Limited of 6,730,725 and 6,184,953 as of December 31, 2012 and 2013, respectively)	8,142,177	6,960,857
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Taomee Holdings Limited of 12,061,510 and 12,340,821 as of December 31, 2012 and 2013, respectively)	12,061,510	12,340,821
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Taomee Holdings Limited of 1,281,439 and 1,680,767 as of December 31, 2012 and 2013, respectively)	5,265,461	6,279,858
Deferred tax liabilities—current (including deferred tax liabilities of the consolidated VIEs without recourse to Taomee Holdings Limited of 13,473 and 1,758,134 as of December 31, 2012 and 2013, respectively)	13,473	1,758,134

Total current liabilities	26,006,975	29,259,561

Commitments and contingencies (Note 13)
Equity:
Taomee Holdings Limited shareholders' equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 736,648,732 and 741,126,859 shares issued; 732,409,792 and 735,913,039 shares outstanding as of December 31, 2012 and 2013, respectively)	14,733	14,823
Treasury stock (at cost)	(747,359)	(1,198,904)
Additional paid-in capital	72,437,283	73,757,483
Accumulated other comprehensive income	2,555,570	4,342,755
Retained earnings	39,412,717	44,853,977

Taomee Holdings Limited shareholders' equity	113,672,944	121,770,134
Noncontrolling interests	77,603	158,811

Total equity	113,750,547	121,928,945

Total liabilities and equity	$139,757,522	$151,188,506

The accompanying notes are an integral part of these consolidated financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2011	2012	2013
Revenues:
Online business, net	$40,330,778	$32,169,495	$35,330,152
Offline business, net	5,066,263	8,038,739	13,023,535

Total net revenues	45,397,041	40,208,234	48,353,687

Cost of services:
Online business	(6,035,323)	(6,949,772)	(7,643,598)
Offline business	(1,652,235)	(3,048,618)	(5,620,619)

Total cost of services	(7,687,558)	(9,998,390)	(13,264,217)

Gross profit	37,709,483	30,209,844	35,089,470

Operating income (expenses):
Product development expenses	(10,303,929)	(12,317,528)	(13,885,922)
Sales and marketing expenses	(6,254,531)	(9,966,282)	(9,446,025)
General and administrative expenses	(7,965,104)	(10,077,739)	(13,095,086)
Impairment loss on acquired intangible assets	—	—	(1,046,173)
Other operating income	1,733,418	5,511,806	5,708,455

Total operating expenses	(22,790,146)	(26,849,743)	(31,764,751)

Income from operations	14,919,337	3,360,101	3,324,719
Interest income	1,409,662	2,646,967	2,931,511
Other income (expenses), net	666,961	858,869	770,807
Impairment loss on investment in an equity investee	—	—	(370,407)

Income before income taxes and share of profit in equity method investments	16,995,960	6,865,937	6,656,630

Income tax benefit (expense):
Current	(2,539,332)	1,279,003	(788,724)
Deferred	812,262	(424,099)	(630,339)

Total income tax benefit (expense)	(1,727,070)	854,904	(1,419,063)

Income before share of profit in equity method investments	15,268,890	7,720, 841	5,237,567
Share of profit in equity method investees	4,224,281	1,139,650	207,766

Net income	19,493,171	8,860,491	5,445,333
Net income (loss) attributable to noncontrolling interest	—	(1,376)	4,073

Net income attributable to Taomee Holdings Limited	$19,493,171	$8,861,867	$5,441,260
Deemed dividend on Series A convertible redeemable preferred shares	(200,601)	—	—

Net income attributable to holders of ordinary shares	$19,292,570	$8,861,867	$5,441,260

Earnings per share:
Basic	$0.03	$0.01	$0.01
Diluted	$0.03	$0.01	$0.01
Weighted average number of shares used in calculating earnings per share:
Basic	606,648,098	731,303,362	733,333,891
Diluted	640,377,175	753,533,499	746,532,112

The accompanying notes are an integral part of these consolidated financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2011	2012	2013
Net income	$19,493,171	$8,860,491	$5,445,333
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	1,683,779	189,354	1,787,185

Comprehensive income	21,176,950	9,049,845	7,232,518
Comprehensive income (loss) attributable to noncontrolling interest	—	(1,376)	4,073

Comprehensive income attributable to Taomee Holdings Limited	21,176,950	9,051,221	7,228,445
Deemed dividend on Series A convertible redeemable preferred shares	(200,601)	—	—

Comprehensive income attributable to holders of ordinary shares	$20,976,349	$9,051,221	$7,228,445

TAOMEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share and per share data, unless otherwise stated)

	Taomee Holdings Limited Shareholders' equity
	Ordinary shares		Treasury stock				Accumulated other comprehensive income
					Additional paid-in capital	Retained earnings			Noncontrolling interests
	Shares	Amount	Shares	Amount				Total		Total
Balance as of January 1, 2011	450,000,000	$9,000	—	—	$1,158,534	$11,258,280	$682,437	$13,108,251	$—	$13,108,251
Issuance of ordinary shares (net of issuance cost of US$7,707,115)	154,254,480	3,085	—	—	61,704,316	—	—	61,707,401	—	61,707,401
Conversion of series A preferred shares to ordinary shares	125,000,000	2,500	—	—	5,825,491	—	—	5,827,991	—	5,827,991
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(200,601)	—	(200,601)	—	(200,601)
Repurchase of shares	—	—	2,473,160	(562,502)	—	—	—	(562,502)	—	(562,502)
Exercise of options	1,646,200	33	—	—	97,276	—	—	97,309	—	97,309
Share-based compensation	—	—	—	—	1,996,753	—	—	1,996,753	—	1,996,753
Net income	—	—	—	—	—	19,493,171	—	19,493,171	—	19,493,171
Foreign currency translation adjustment	—	—	—	—	—	—	1,683,779	1,683,779	—	1,683,779

Balance as of December 31, 2011	730,900,680	$14,618	2,473,160	$(562,502)	$70,782,370	$30,550,850	2,366,216	$103,151,552	$—	$103,151,552
Repurchase of shares	—	—	9,237,880	(1,754,792)	—	—	—	(1,754,792)	—	(1,754,792)
Cancellation of repurchased shares	(7,472,100)	(149)	(7,472,100)	1,569,935	(1,569,786)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	13,220,152	264	—	—	550,966	—	—	551,230	—	551,230
Share-based compensation	—	—	—	—	2,252,552	—	—	2,252,552	—	2,252,552
Reversal of accrued IPO costs	—	—	—	—	421,181	—	—	421,181	—	421,181
Noncontrolling interest for establishment of Guangdong Taomee	—	—	—	—	—	—	—	—	78,979	78,979
Net income (loss)	—	—	—	—	—	8,861,867	—	8,861,867	(1,376)	8,860,491
Foreign currency translation adjustment	—	—	—	—	—	—	189,354	189,354	—	189,354

Balance as of December 31, 2012	736,648,732	$14,733	4,238,940	$(747,359)	$72,437,283	$39,412,717	$2,555,570	$113,672,944	$77,603	$113,750,547
Repurchase of shares	—	—	9,572,500	(2,056,771)	—	—	—	(2,056,771)	—	(2,056,771)
Cancellation of repurchased shares	(8,597,620)	(172)	(8,597,620)	1,605,226	(1,605,054)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	13,075,747	262	—	—	859,944	—	—	860,206	—	860,206
Share-based compensation	—	—	—	—	2,142,445	—	—	2,142,445	—	2,142,445
Noncontrolling interest on establishment of Guangdong Taomee	—	—	—	—	(77,135)	—	—	(77,135)	77,135	—
Net income	—	—	—	—	—	5,441,260	—	5,441,260	4,073	5,445,333
Foreign currency translation adjustment	—	—	—	—	—	—	1,787,185	1,787,185	—	1,787,185

Balance as of December 31, 2013	741,126,859	$14,823	5,213,820	$(1,198,904)	$73,757,483	$44,853,977	$4,342,755	$121,770,134	$158,811	$121,928,945

The accompanying notes are an integral part of these consolidated financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2011	2012	2013
Operating activities:
Net income	$19,493,171	$8,860,491	$5,445,333
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,996,753	2,252,552	2,142,445
Depreciation and amortization	2,320,731	2,629,532	2,234,816
Share of profit in equity method investees, net of gain/loss on disposals	(4,224,281)	(1,139,650)	(207,766)
Deferred income taxes	(812,262)	424,099	630,339
Loss on disposal of property and equipment	12,325	3,891	62,811
Write-off of other receivable	(155,171)	—	—
Provision of allowance for doubtful accounts	—	—	313,851
Loss from impairment on acquired intangible assets	—	—	1,046,173
Loss from impairment on investment in an equity investee	—	—	370,407
Changes in assets and liabilities:
Accounts receivable	(984,291)	(948,526)	(330,538)
Inventories	—	(41,316)	(155,441)
Due from related parties	(202,267)	16,608	(1,499,362)
Prepayments and other current assets	360,721	(232,860)	(775,819)
Other assets	(713,993)	(565,770)	(921,629)
Accounts payable	(122,878)	212,806	1,115,282
Income taxes payable	2,187,076	(2,237,032)	(352,504)
Due to related parties	(25,711)	76,613	280,255
Advance from customers	1,539,111	(2,081,132)	(1,181,320)
Deferred revenue	2,129,741	(851,429)	279,311
Accrued expenses and other current liabilities	(412,638)	160,218	858,830
Return on investment in equity investees	—	623,120	581,238

Net cash provided by operating activities	22,386,137	7,162,215	9,936,712

Investing activities:
Purchases of short-term investment	—	—	(2,992,343)
Purchases of property and equipment	(826,122)	(336,612)	(1,432,161)
Purchases of intangible asset	(1,233,020)	(1,398,020)	(853,939)
Prepayments for land use rights and building purchase	—	—	(2,963,461)
Lending of loans receivable	—	(79,548)	—
Lending to a related party	—	(76,366)	—
Collection of amounts due from related party	—	76,366	—
Cash paid to acquire equity investees	(1,118,538)	(6,957,520)	(6,529,154)
Proceeds from sale of equity method investees	3,885,000	1,041,124	—

Net cash provided by (used in) investing activities	707,320	(7,730,576)	(14,771,058)

Financing activities:
Proceeds from issuance of ordinary shares	69,414,516	—	—
Issuance cost of ordinary shares	(6,943,426)	(340,713)	—
Cash dividends paid	(8,950,000)	—	—
Proceeds from exercise of share options	—	275,825	1,046,021
Capital contribution from noncontrolling interest	—	78,979	—
Repurchase of ordinary shares	(562,502)	(1,681,520)	(2,144,386)

TAOMEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2011	2012	2013
Net cash provided by (used in) financing activities	52,958,588	(1,667,429)	(1,098,365)

Effect of exchange rate changes	1,539,719	127,564	1,612,811

Net increase (decrease) in cash and cash equivalents	77,591,764	(2,108,226)	(4,319,900)

Cash and cash equivalents, beginning of the year	43,087,134	120,678,898	118,570,672

Cash and cash equivalents, end of the year	$120,678,898	$118,570,672	$114,250,772

Supplemental disclosure of cash flow information:
Income taxes paid	$352,255	$950,028	$1,528,394

Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses	$80,942	$—	$—
Initial public offering costs not yet paid	$761,894	$—	$—
Repurchases of ordinary shares included in accrued expenses	$14,343	$87,615	$—

The accompanying notes are an integral part of these consolidated financial statements.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities

        Taomee Holdings Limited (the "Company"), all of its subsidiaries and consolidated variable interest entities ("VIEs") are collectively referred to as the "Group". The Group is principally engaged in the development and operation of online virtual worlds, mobile applications and other online services, the provision of related offline operations by licensing the Group's proprietary cartoon figures to merchandisers and book publishers as well as producing films and trading interactive toys. The Group's principal operations and geographic market are in the People's Republic of China ("PRC").

        The subsidiaries and consolidated VIEs of the Company as of December 31, 2013 are as follows:

Name of subsidiaries and consolidated VIEs	Percentage of ownership	Date of incorporation or combination	Place of incorporation
Taomee Holdings (HK) Limited ("Taomee Hong Kong")	100%	November 27, 2008	Hong Kong
Shanghai Shengran Information Technology Co., Ltd. ("Shanghai Shengran")	100%	June 12, 2009	PRC
Shanghai Taomee Network Technology Co., Ltd. ("Shanghai Taomee")	VIE	October 8, 2007	PRC
Shanghai Qidong Information Technology Co., Ltd. ("Shanghai Qidong")	VIE	March 4, 2009	PRC
Shanghai Taomee Animation Co., Ltd. ("Shanghai Animation")	VIE	November 11, 2010	PRC
Guangdong Taomee Animation Technology Co., Ltd. ("Guangdong Taomee")	VIE	June 1, 2012	PRC
Shanghai Xinsheng Information Technology Co., Ltd. ("Shanghai Xinsheng")	100%	October 31, 2012	PRC
Shanghai Taomee Wireless Technology Co., Ltd. ("Shanghai Wireless")	99%	May 6, 2013	PRC
Shanghai Taomee Software Development Co., Ltd. ("Shanghai Software")	99%	October 29, 2013	PRC
Shanghai Taomee Property Service Co., Ltd. ("Shanghai Property Service")	99%	November 1, 2013	PRC

        The Group conducts its business primarily through two consolidated VIEs Shanghai Taomee and Shanghai Qidong. Shanghai Animation and Guangdong Taomee were incorporated under Shanghai Taomee and were consolidated since their respective date of incorporation.

        The Company, through its wholly owned subsidiary Shanghai Shengran, entered into a series of contractual arrangements with the VIEs and the shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from the shareholders' equity interests in the VIEs. These contractual arrangements include:

        (i) a Proxy Agreement, under which each shareholder of the VIEs has assigned Shanghai Shengran all rights as a shareholder of the VIEs including voting rights. The Proxy Agreement is valid infinitely and is only subject to be terminated by Shanghai Shengran;

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities (Continued)

        (ii) an Option Agreement, under which the shareholders of the VIEs granted Shanghai Shengran an irrevocable and exclusive option to purchase all or a portion of their equity interests in the VIEs when and to the extent permitted by PRC law. The Option Agreement will terminate when the equity interests in the VIEs are legally transferred to Shanghai Shengran;

        (iii) a Business Operation Agreement, under which the shareholders of the VIEs have agreed that Shanghai Shengran shall direct the day-to-day operational and financial activities of the VIEs including electing directors and officers and hiring personnel, that the VIEs will not conduct any transactions which might substantially affect their assets and business operations without the prior written consent of Shanghai Shengran, and that the shareholders will unconditionally transfer to Shanghai Shengran, for no consideration, all dividends or other proceeds received from the VIEs in their capacity as shareholders;

        (iv) a Commercial Cooperation Agreement between the VIEs and Shanghai Shengran, under which Shanghai Shengran is engaged by the VIEs as the exclusive provider of software services, technology support, and marketing services for a service fee. By virtue of the governance rights Shanghai Shengran maintains over the VIEs, through the terms of the other agreements noted above, the Company is able unilaterally renew, extend or amend the service agreements at its discretion;

        (v) an Equity Interest Pledge Agreement, under which the shareholders pledged all of their equity interests in the VIEs to Shanghai Shengran as collateral to secure their obligations under the agreement, and all benefits derived from the equity interests in the VIEs shall be the guarantee for the VIEs' debt. The Equity Interest Pledge Agreement is continuously effective until the full performance of the contractual obligations or the full repayment of the guaranteed liabilities as described in such agreement; and

        (vi) a Loan Agreement, under which Shanghai Shengran shall provide interest-free loans of up to a total of RMB2.5 million (equivalent to $366,129) to PRC citizens Mr. WANG Haibing, Mr. WEI Zhen, Mr. CHENG Yunpeng, Mr. ZENG Liqing and Mr. WANG Bin (collectively referred to as the "five shareholders") for their respective capital contributions in the VIEs. The loans have an unspecified term and will remain outstanding for the duration of Shanghai Shengran or until such time that Shanghai Shengran elects to terminate the agreement (which is at Shanghai Shengran's sole discretion) at which point the loans are payable on demand. The five shareholders of the VIEs may not prepay all or any portion of the loans without Shanghai Shengran's prior written request.

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

        These contractual agreements are designed to provide the Company control of the VIEs. The Option Agreement and Proxy Agreement provide Shanghai Shengran effective control over the VIEs, while the Equity Interest Pledge Agreement secures the shareholers' obligations under these agreements. Because the Company, through its wholly owned subsidiary Shanghai Shengran has (1) the

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities (Continued)

power to direct the activities of the VIEs that affect the Company's economic performance and (2) the right to receive benefits from the VIEs, it has been deemed to be the primary beneficiary of the VIEs and has a result consolidated the respective VIEs since the date of execution of such agreements. The call option on subsidiary shares under the Option Agreement and the guarantee of VIEs' debt under the Equity Interest Pledge Agreement have not been accounted for in the consolidated financial statements since they are agreements between a parent and a consolidated subsidiary. The service fees under the Commercial Cooperation Agreement are eliminated upon consolidation.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

        If these adverse circumstances were to occur, the Company may lose the ability to exert effective control over the VIEs and its shareholders, and it may lose the ability to receive economic benefits from the VIEs. As a result, the Company may not be able to consolidate the VIEs into its consolidated financial statements. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the WFOE or the VIEs.

        The aforementioned shareholders collectively own all of the equity interests in the VIEs and together own a majority of the Company's shares as of December 31, 2013. The Company cannot assure that, when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders may encounter in their capacity as owners of record and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders will not act contrary to any of the contractual arrangements and the Option Agreement entitles the Company to remove the shareholders as beneficial shareholders of the VIEs should any of them act in a way that is detrimental to the Company. The Company relies on the shareholders as directors and executive officers of the Company to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there would likely be substantial uncertainty as to the outcome of any such legal proceedings.

        Nonetheless, the Company believes that its ability to direct the activities of the VIEs that most significantly impact their economic performance and the VIE arrangements are not affected by current PRC laws and regulations. Accordingly, the VIEs continue to be consolidated by the Company, as the primary beneficiary.

        However, there may be changes and other developments in the PRC laws and regulations or their interpretation could affect the Company's ability to control the VIEs and preclude the Company from consolidating the VIEs in the future.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities (Continued)

        Summary financial information of the Group's VIEs included in the accompanying consolidated financial statements (after eliminating all intercompany transactions and balances, except for cash flow information which was before eliminating intercompany transactions and balances) is as follows:

	December 31,
	2012	2013
Assets
Current assets:
Cash and cash equivalents	15,466,456	12,216,436
Accounts receivable, net	2,012,824	1,849,786
Inventory	41,316	196,757
Income tax recoverable	—	585,861
Due from related party	707,968	2,169,866
Prepayments and other current assets	427,844	1,614,931
Deferred tax assets—current	2,435,351	3,489,805

Total current assets	21,091,759	22,123,442
Investment in equity investees	28,186	2,326,793
Property and equipment, net	643,315	1,163,086
Acquired intangible asset	350,631	1,030,702
Other assets	362,148	376,926

Total assets	22,476,039	27,020,949

Liabilities
Accounts payable	425,845	1,538,665
Income taxes payable	245,189	—
Due to related parties	14,725	22,957
Advance from customers	6,730,725	6,184,953
Deferred revenue	12,061,510	12,340,821
Accrued expenses and other current liabilities	1,281,439	1,680,767
Deferred tax liabilities—current	13,473	1,758,134

Total liabilities	20,772,906	23,526,297

        The Company earns service fees from the VIEs which are eliminated upon consolidation. For the years ended December 31, 2011, 2012 and 2013, the service fees payable by the VIEs to Shanghai Shengran were RMB207 million (US$32.2 million), RMB102 million (US$16.2 million) and RMB118 million (US$19.1 million). The service fees outstanding and payable to the WFOE from the

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities (Continued)

VIEs were RMB5 million (US$0.8 million) and RMB0.3 million (US$0.05 million) as of December 31, 2012 and 2013, respectively.

	For the year ended December 31,
	2011	2012	2013
Net revenues	$41,204,989	$33,535,368	$40,985,710

Net income	$33,468,498	$20,773,883	$21,586,325

	For the year ended December 31,
	2011	2012	2013
Net cash provided by (used in) operating activities	(14,987,061)	(1,468,141)	1,741,060

Net cash provided by (used in) investing activities	(912,413)	(318,549)	(4,991,080)

Net cash provided by (used in) financing activities	—	78,979	—

Net increase (decrease) in cash and cash equivalent	(15,899,474)	(1,707,711)	(3,250,020)

        The VIEs contributed an aggregate of 90.8%, 83.4% and 84.8% of the consolidated net revenues for the year ended December 31, 2011, 2012 and 2013, respectively. The Company's operations not conducted through contractual arrangements with the VIEs primarily consist of its merchandise licensing and book royalty business. As of the fiscal years ended December 31, 2012 and 2013, the VIEs accounted for an aggregate of 16.1% and 17.9%, respectively, of the consolidated total assets, and 79.9% and 80.4%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents.

        There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interest that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were to require financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

(3)
Use of estimates

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Actual results may differ from those estimates. Significant accounting estimates reflected in the Group's consolidated financial statements mainly include allowance for doubtful accounts, the useful life of in-game items, useful life and impairment for property and equipment and intangible asset, impairment of cost method investment and equity method investments, future cash flow estimates for purposes of determining the fair value of the ordinary shares of the Company before the initial public offering ("IPO"), assumptions related to the valuation of share-based compensation and related forfeiture rates, consolidation of VIEs, assumptions applied in the classification of equity investments and realization of deferred tax assets. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

(4)
Cash and cash equivalents

        Cash and cash equivalents represent cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

(5)
Short-term investment

        Investments in debt or equity securities are accounted for based on the nature of the products invested, and the Group's intent and ability to hold the investments to maturity. In 2013, the Company invested in a short-term money market investment whose return is linked to a short term interest rate with interest income accrued on a daily basis. The instrument does not have a stated maturity but can be traded daily at par value plus accrued interest, subject to certain normal market conditions. The investment was accounted for as an available-for-sale security at fair value with changes in fair value reflected in other comprehensive income.

(6)
Accounts receivable, net

        Accounts receivable mainly consists of receivables from the distribution of films, receivables from third party online payment channels, and royalties due from corporate customers, and is recorded net of allowance for doubtful accounts. The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowance for doubtful accounts are charged to general administrative expenses. The Group recorded nil and $0.3 million allowance for doubtful accounts as of December 31, 2012 and 2013, respectively.

(7)
Inventory

        Inventory as of December 31, 2013 primarily consists of interactive toys. Inventories are stated at the lower of cost or market and the cost of merchandise inventory is determined using the weighted average cost method. The Group records valuation adjustments to write-down the inventories if the cost of specific inventory items on hand exceeds the amount expected to be realized from the ultimate sale or disposal of the inventory. The Group recorded no inventory write-downs in the periods presented.

(8)
Investment in equity method investees

        The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of earnings and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, adjustments to recognize certain differences between the Group's carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group's cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group's cumulative equity in the investee's earnings are considered as a return of investment and classified as cash inflows from investing activities. Equity method investments only include non-marketable investments. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

        The group recorded nil, nil and US$0.4 million in impairment losses on equity investee as of December 31, 2011, 2012 and 2013, respectively.

(9)
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
(10)
Impairment of long-lived assets

        The Group evaluates its long-lived assets with definite useful life, including property and equipment and acquired intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. There were nil, nil and US$1.0 million impairment charge recognized for the years ended December 31, 2011, 2012 and 2013.

        The Group tests the intangible asset with indefinite useful life for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount of the intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

(11)
Acquired intangible assets

  Upfront licensing fees

        Upfront licensing fees paid to third party licensors are capitalized when paid and amortized on a straight-line basis over the shorter of the estimated economic life of the intangible assets or license period, ranging from three to seven years. Amortization of acquired game licenses commences upon the commercial launch of the related online game. As of December 31, 2012 and 2013, the carrying values of these acquired upfront licensing fees were $1.5 million and $1.1 million, the accumulated amortization were $0.2 million and $0.2 million, respectively.

        The less than satisfactory performance of certain games indicated that the carrying amounts of acquired intangible assets may not be recoverable. The Group tested the long-lived assets and goodwill for impairment. As a result of the long-lived asset impairment tests, upfront licensing fees held and used with a carrying amount of $1.0 million were fully impaired, with the resulting impairment charges included in earnings for the year ended December 31, 2013.

  Domain Name

        Company purchased a domain name from a third party in 2009 for $141,735. The domain name is considered to have an indefinite useful life, as there is no legal or contractual limit to its terms of usage. The intangible asset is carried at cost less any accumulated impairment losses.

        The Group recorded amortization of acquired intangible assets of nil, $204,266 and $414,510 for the years ended December 31, 2011, 2012 and 2013, respectively. The amortization expenses of the above acquired intangible assets will be approximately $273,542, $274,094, $206,875, $206,875 and $124,866 for 2014, 2015, 2016, 2017 and 2018, respectively

(12)
Film cost

        Film cost include capitalized production costs, production overhead, development costs and acquired production costs for the production of animated films which have been completed or are still in production. The costs are stated at the lower of cost, less accumulated amortization, or fair value.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

        The Group recorded amortization of capitalized film costs of $556,899, $968,276 and $937,860 for the years ended December 31, 2011, 2012 and 2013, respectively.

(13)
Treasury Stock

        The Group accounted for those shares repurchased but not yet cancelled as Treasury Stock at cost and presented separately in the Shareholders' Equity. When the Group cancels the treasury stock, the difference between the original issuance price and the repurchase price is charged to additional paid-in capital.

(14)
Revenue recognition

Online Business

  Online game operation revenues

        The Group earns revenue primarily through developing and operating proprietary online virtual worlds. The Group provides such services to children via an online entertainment platform pursuant to two types of revenue models: a time-based revenue model and an item-based revenue model.

        For online services using the time-based model, users pay a subscription fee for calendar days of unlimited play on the online platform. The Group recognizes revenue generated from subscription fees based on the number of calendar days on which the users are provided the services.

        For the item-based model, revenue is recognized over the estimated lives of the in-game virtual premium items purchased or as the virtual premium items are consumed. For the virtual premium items that are immediately consumed, revenue is recognized upon consumption. For virtual premium items with no predetermined expiration ("permanent items"), revenue is recognized ratably over the estimated average lives of the permanent items, which range from half a year to one and a half years. The amount of the unamortized permanent items and unconsumed items are recognized as deferred revenue. The Group recognized $21,203,727, $16,269,659 and $22,396,393 gross revenue from virtual premium items accounted for under the item-based model for the years ended December 31, 2011, 2012 and 2013, respectively. The Group estimates the average lives of the permanent items based on an assessment of its historical data and user behavior patterns, including the average period that users typically stay on the platform, the age group of the target users, and the number of active paying users in the virtual worlds, and the promotional events launched, with reference to industry research data. The Group assesses the estimated lives of premium items periodically. If there are indications of any

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

significant changes to the estimated lives of these premium items, the revised estimates would be applied prospectively in the period of change. Prior to June 30, 2010, the Group did not have sufficient historical data from its virtual worlds to estimate the useful life of the permanent items, and used the industry research data and peer company information in developing the estimate of the average life of permanent items, which was determined to be one year for all its virtual worlds. Effective on July 1, 2010, the Group changed the accounting estimate of the useful life of the permanent items in Mole's World from one year to 18 months based on an analysis of the life of the virtual world and user behavior patterns using historical user data since the launch of Mole's World in September 2008, and applied such change prospectively. The effect of the change in accounting estimate on the results of operations for the year ended December 31, 2010 was immaterial. In 2011 and 2012, the Group did not make any changes to the useful life of any of its virtual worlds. In 2013, the Group assessed its historical data of user behavior as well as industry research data and noticed a shortening trend user lifespan and changed the estimated lives of premium items for newly launched online virtual worlds to half a year. The estimated lives of existing virtual worlds remained unchanged. The Group will continue to monitor the user behavior patterns of each of its virtual worlds and will utilize such information to update the estimates of the useful lives of permanent items.

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

        Prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. Proceeds from expired prepaid cards that have not been activated are recognized as other operating income upon expiration of the cards. The Group had recognized $546,360, $1,867,626 and $1,620,842 in other operating income in connection with expired prepaid cards for the years ended December 31, 2011, 2012 and 2013, respectively.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Sales tax and Value-added tax

        The Group is subject to sales tax at a rate of 5% for sales of prepaid Mimi cards, or value-added tax at a rate of 17% for software sales and interactive toy sales, or value-added tax at a rate of 6% for certain other services such as advertisement, merchandise licensing and box office revenue sharing, as well as related surcharges on revenue earned from online services and offline business conducted in the PRC, respectively. The Group presents revenue net of sales taxes or value-added tax incurred.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

(16)
Cost of services

        Cost of revenues consists of primarily of salaries and benefits, bandwidth costs, film production costs, amortization of upfront licensing fees, depreciation and amortization of equipment and software, inventory cost of merchandise and other direct costs.

(17)
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

(18)
Sales and marketing expenses

        Sales and marketing expenses consist primarily of advertising and promotional expenses, animation related expenses, payroll and other overhead expenses incurred by the Group's sales and marketing personnel. Advertising expenses in the amount of $3,295,128, $5,078,703 and $3,468,749, for the years ended December 31, 2011, 2012 and 2013, respectively, were expensed as incurred.

(19)
Government subsidies

        The Group receives unrestricted cash subsidies of $1,187,059, $3,377,496 and $3,792,495 for the years ended December 31, 2011, 2012 and 2013, respectively, from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to business tax, value-added tax and income tax paid by the Group and qualification as high technology projects. These subsidies were an incentive to the Group to establish business within a particular geographic area in China. The subsidies are unrestricted as to use and can be utilized by the Company in any manner it deems appropriate. The Company has utilized, and expects to continue to utilize,

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

these subsidies to fund general operating expenses. The Group records unrestricted government subsidies as other operating income in the consolidated statements of operations.

(20)
Share-based compensation

        Share-based payment transactions with employees, such as share options and non-vested restricted shares are measured based on the grant date fair value of the equity instrument. Share-based payment transactions with nonemployees are remeasured at the end of each reporting period until a measurement date is established. The measurement date of a nonemployee award is the earlier of (1) the performance commitment date or (2) the date on which the performance is complete. The Group recognizes the compensation costs net of a forfeiture rate on a straight-line basis, over the requisite service period of the award, which is generally the vesting period of the award. The amount of compensation expenses recognized for any period is not less than the portion of the grant date fair value of the options vested during that period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

	Years ended December 31,
	2011	2012	2013
Includes share-based compensation related to:
Cost of services	$203,626	$255,315	$289,921
Product development expenses	814,185	498,500	360,852
Sales and marketing expenses	63,387	68,978	31,938
General and administrative expenses	915,555	1,383,687	1,459,734

	$1,996,753	$2,206,480	$2,142,445

(21)
Operating leases

        Leases are accounted for as operating leases if substantially all of the risks and rewards of ownership of assets remain with the leasing company. Payments made under operating leases net of any incentives received are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(22)
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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

        Under ASC 740 "Income Taxes", a deferred tax liability ("DTL"), except for certain exceptions which is only applicable in terms of investment in foreign subsidiaries, should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a more than 50% interest in a domestic subsidiary, which represents the outside basis difference. However, the DTL is also not required in the situation where that such outside basis difference can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group accrues deferred tax liabilities on the undistributed earnings of its Variable Interest Entities ("VIEs").

        The Group recognizes the impact of uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. The Group classifies interest and/or penalties related to uncertain tax positions in income tax expense.

(23)
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

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB 619,722,535 and RMB 590,488,850 as of December 31, 2012 and 2013, respectively.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

(24)
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

        Due to the limited availability of online payment systems in China, a substantial portion of the Group's sales are carried out via a distribution network composed of third-party distributors. In 2011, 2012 and 2013, there was no concentration of third-party distributors, and none of the distributors represented more than 10% of the total sales to third-party distributors.

(25)
Fair value measurement

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

        The Group's financial instruments not reported at fair value consist of cash and cash equivalents, accounts receivable, due from related parties, accounts payable, and due to related parties. The carrying amounts of these financial instruments as of December 31, 2012 and 2013 were considered representative of their fair values due to their short-term in nature.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

(27)
Recently issued accounting pronouncements

        In March 2013, the FASB issued ASU 2013-05 related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This ASU is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. It should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. The adoption of the amendments will not have a material impact on the Group's consolidated financial statements.

        In July 2013, the FASB issued ASU 2013-11 which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The ASU requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies (Continued)

available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of the amendments will not have a material impact on the Group's consolidated financial statements.

3. Property and equipment, net

        Property and equipment, net consisted of the following:

	December 31,
	2012	2013
Leasehold improvements	$1,593,739	$1,287,820
Computers and office equipment	3,303,347	4,329,524
Vehicle	144,453	370,346
Software	402,339	637,988

	5,443,878	6,625,678
Less: accumulated depreciation and amortization	(4,138,157)	(4,785,259)

Property and equipment, net	$1,305,721	$1,840,419

        Depreciation and amortization expense for property and equipment was $1,763,832, $1,456,990 and $1,296,956 for the years ended December 31, 2011, 2012 and 2013, respectively.

4. Investment in equity method investees

  Elyn, Joychildren and Playgame

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

        In February 2011, the Company entered into an agreement to sell 10.5% of its equity interest in Elyn that had been indirectly held by the related party. Of the 10.5% equity interest in Elyn, 9.14% was sold to Qiming Funds, which are existing shareholders of the Company and 1.36% was sold to a

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

4. Investment in equity method investees (Continued)

third party investor for $3,385,000, and $500,000, respectively in cash. A gain of $3,662,098 was recognized in share of profit in equity method investments in the consolidated statement of operations. In addition, the nominee shareholding agreement was terminated with the related party and the Company now holds all of its 29.5% equity in Elyn directly, and continues to account for this investment using the equity method.

        On August 12, 2011, the Company's equity interest in Elyn was diluted from 29.5% to 28.8% as a result of Elyn's issuing shares to its employees.

        In November 2011, Taiwan Taomee underwent reorganization and contemporaneously issued new ordinary shares to existing shareholders and certain employees. As a result of such transactions, the Company's equity interest in Taiwan Taomee was changed from 28.8% interest held through Elyn to a 27.6% effective interest which is now held through (1) 29.50% in Elyn, which held 72.09% of Taiwan Taomee, and (2) 28.77% in Joy Children, shell company with no operations, which owned 21.86% of Taiwan Taomee after the reorganization. The change in equity interest reflected a dilution resulting from shares issued to Taiwan Taomee's employees, which were accounted for by Taiwan Taomee as stock compensation. In addition, the Company paid total consideration of $668,992 in cash for the newly issued shares of Taiwan Taomee through Joy Children, which was recorded as an increase in equity method investment.

        In July 2012, the Company's aggregated equity interest through Elyn and Joy Children in Taiwan Taomee was diluted from 27.6% to 27.1%, and is comprised of (1) 29.50% in Elyn, which holds 70.88% of Taiwan Taomee and (2) 28.77% in Joy Children, which holds 21.49% of Taiwan Taomee. The dilution was due to the issue of new ordinary shares by Taiwan Taomee from capital surplus and appropriations of 2011 earnings to certain existing shareholders and employees.

        In June 2013, as part of a restructuring of Taiwan Taomee, our equity interest in Taiwan Taomee held through Elyn was transferred to Playgame Sdn. Bhd, a holding company established in Malaysia, and Elyn was liquidated. Our aggregated equity interest in Taiwan Taomee was not changed. In September 2013, Playgame transferred 3% of Taiwan Taomee's shares to Taiwan Taomee's underwriters after its initial public offering in Taiwan Emerging Stock Market. As a result, Playgames's equity interest in Taiwan Taomee was diluted from 70.88% to 67.87%, resulting in a gain from investment of approximately $287,790 recognized within share of profit in equity method investees in the consolidated statements of operations of 2013.

        The Group's share of profit in these equity method investments recorded in the consolidated statements of operations for 2011, 2012 and 2013 was $965,959, $506,644 and $500,388 from Elyn / (Playgame) and $7,757, $191,381 and $96,869 from Joy Children, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

        In May 2012, a third party investor obtained 7.5% equity interest in Ruigao through a capital injection. As a result of this transaction, Shanghai Taomee's effective equity interest in Ruigao was diluted to 15.61%.

        In July 2012, Shanghai Taomee sold all its equity interest in RuiGao for $1,041,124 and recorded a gain of $323,982.

        The Group's equity in losses of Ruigao in 2011 was $52,864 and the equity in profit of Ruigao in 2012 was $152,953.

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

        Shanghai Taomee has the ability to exercise significant influence over Chuangyou primarily through representation in the board of directors and accounts for the investment using the equity method of accounting. In December 2013, Chuangyou entered into an agreement to issue new shares for RMB 2.5 million (approximately $0.4 million) to a new investor. The Company's equity share in Chuangyou will be diluted to 9.58% upon the closing of the transaction.

        The Group's equity in the losses of Chuangyou in 2012 and 2013 were $35,310 and $212,240, which were recognized as share of loss in equity method investment in the consolidated statements of operations.

        As of December 31, 2013, Chuangyou has experienced a deteriorating financial position and performance and the Company does not expect them to generate any positive future cash flows. Accordingly, the Company recorded an impairment loss of $370,407 in 2013 on Chuangyou investment based on its fair value.

  Taoyue

        In March 2013, pursuant to an equity investment agreement entered into with five individuals unrelated to the Group, Shanghai Taoyue Information Technology Co., Ltd. ("Taoyue") was formed in

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

4. Investment in equity method investees (Continued)

the PRC for the purpose of developing online games. Shanghai Taomee obtained a 40% equity interest in Taoyue for cash consideration of RMB 2.0 million (equivalent to $323,798).

        As Shanghai Taomee has the ability to exercise significant influence over Taoyue, the Group accounts for this investment using the equity method of accounting.

        The Group's equity in the losses of Taoyue in 2013 was $150,052 and was recognized as share of loss in equity method investment in the consolidated statements of operations.

        In January 2014, Shanghai Taomee fully transferred its investment in Taoyue to an existing shareholder of Taoyue at the original purchase price.

  Jiangxi Haomi

        In September 2013, pursuant to an equity investment agreement entered into with two individuals unrelated to the Group, Jiangxi Haomi Network Technology Co., Ltd ("Jiangxi Haomi") was formed in the PRC to develop family entertainment and education applications on mobile and multi-screen platforms in Mainland China. Shanghai Taomee obtained a 43% equity interest in Jiangxi Haomi for cash consideration of RMB 12.9 million (approximately $2.1 million).

        As Shanghai Taomee has the ability to exercise significant influence over Jiangxi Haomi, the Group accounts for this investment using the equity method of accounting.

        The Group's equity in the losses of Jiangxi Haomi in 2013 was $27,199 and was recognized as share of loss in equity method investments in the consolidated statements of operations.

5. Investment in cost method investees

        The Company applies the cost method of accounting for investments in unconsolidated affiliates when the Company does not have the ability to exercise significant influence.

        In September 2012, the Company acquired 8.02% equity interest in Gamespedia Holdings Limited ("Gamespedia") for $6.2 million in cash. Gamespedia is a Cayman company and operates its mini game portal website through its wholly owned subsidiaries and VIEs in China. This investment is accounted for under the cost method.

        In February 2013, the Company acquired a minority equity interest in Voozclub Co., Ltd., or Voozclub, a Korea-based character and animation studio with an established presence in global brand licensing, online games, publishing and theme parks, for a cash consideration of $1.4 million.

        In September 2013, the Company acquired a minority stake of a Beijing-based pre-school education service provider for a cash consideration of $2.0 million.

        In December 2013, we entered into an investment agreement to acquire a minority stake of a New York City company that develops mobile applications, animation and products for pre-school children, for a cash consideration of $150,003.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

5. Investment in cost method investees (Continued)

        As of December 31, 2013, there were no indicators of impairment for any of the Company's investments in cost method investees.

6. Series A convertible redeemable preferred shares

        On May 6, 2009, the Group issued 125,000,000 shares of Series A convertible redeemable preferred shares, par value $0.00002, at $0.04 per share ("Preferred Shares") for aggregate cash proceeds of $4,948,718, net of direct and incremental equity issuance costs of $51,282 to new investors (the "Investors"). As the Preferred Shares were negotiated with independent third party investors, the cash proceeds received represented the fair value of the issued Preferred Shares. The accretion to the redemption value was calculated over the period from the issuance date to the earliest redemption date using the effective interest method and reflected as a reduction to net income to arrive at net income attributable to the ordinary shareholders in the accompanying consolidated statements of operations and amounted to $200,601 for the year ended December 31, 2011.

        Given the nature of certain key terms of the Preferred Shares including the conversion feature and redemption feature, the Company classified the Preferred Shares as mezzanine equity.

        All the Preferred Shares were converted into 125,000,000 ordinary shares upon the consummation of the IPO in June 2011 on a one-to-one basis.

        The reconciliation of the Series A Convertible Redeemable Preferred Shares is as follows:

Year ended December 31, 2011
Balance at January 1	$5,627,390
Issuance of Series A convertible redeemable preferred shares	—
Deemed dividend on Series A convertible redeemable preferred shares	200,601

Conversion to ordinary shares	(5,827,991)
Balance at December 31	$—

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

        On June 10, 2011, the Company completed an initial public offering of 154,254,480 ordinary shares on New York Stock Exchange and received proceeds of $64,555,500, net of underwriting discounts and commissions of $4,859,016. On June 8, 2011, we listed our ADSs on the New York Stock Exchange, or NYSE, under the ticker symbol "TAOM". As of December 31, 2012 and 2013, the Group had 29,633,648 and 16,557,901 ordinary shares respectively, including restricted shares, which were legally

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

7. Ordinary Shares (Continued)

issued according to its share incentive plans, but were not deemed issued or outstanding from an accounting perspective.

8. Treasury Stock

        In November 2011, the Company's Board authorized a share repurchase program to repurchase up to US$10 million of the Company's American Depositary Shares ("ADSs") (each ADS represents twenty ordinary shares) from November 2011 to November 2012. In September 2012, the Group decided to further extend the share repurchase plan for another 12 months to November 23, 2013. In December 2013, the Group announced the further extension of the share repurchase plan from November 24, 2013 to November 23, 2014.

        During the years of 2011, 2012 and 2013, the Company had repurchased 123,658, 461,894 and 478,625 ADSs respectively on the open market, representing 2,473,160, 9,237,880 and 9,572,500 ordinary shares for total cash consideration of $562,502, $1,754,792 and $ 2,056,771, respectively. As of December 31, 2013, the Company has repurchased a total of 1,064,177 ADSs, representing 21,283,540 ordinary shares for cash consideration of $ 4,374,065.

9. Share-based Compensation

        The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expense over the grant recipients' requisite service periods.

        The following table presents the Company's share-based compensation expense by type of award:

	Years ended December 31,
	2011	2012	2013
Share options	$1,654,630	$792,691	$671,768
Non-vested restricted shares	342,123	1,413,789	1,470,677

Total share-based compensation	$1,996,753	$2,206,480	$2,142,445

        Prior to 2009, the Group did not grant share-based awards to employees, officers, directors or individual consultants and/or advisors who rendered services to the Group.

  2009 Share Incentive Plan

        On May 6, 2009, the Board of Directors of the Company approved the 2009 Share Incentive Plan, which authorized the issuance of options to purchase up to 45,000,000 ordinary shares to the Group's employees, directors, and consultants, as determined by the Board of Directors of the Company. The maximum contractual term of the awards under this plan shall be no more than ten years from the date of grant. For the years ended December 31, 2009 and 2010, 10,500,000, 35,175,000 options were granted to the employees of the Group at exercise prices at $0.04 and $0.07, respectively, and these awards vest over a four-year period, with 25% of the options to vest on the each of the anniversary

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

9. Share-based Compensation (Continued)

after the grant date. As of December 31, 2013, options to purchase 11,879,840 ordinary shares were outstanding under the Company's 2009 Share Incentive Plan.

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

        On January 4, 2011, the Company granted options to the employees of the Group and a third party consultant to purchase 16,665,000 and 2,500,000 of ordinary shares of the Company, respectively, at an exercise price of $0.36 per share under the Company's 2010 Share Incentive Plan. These options vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date. The 2,500,000 options were in provided exchange for consulting services which were to have been delivered over the next four years. In September 2011, the options granted to a third party consultant were forfeited as the underlying service contract was terminated.

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

        As of December 31, 2013, options to purchase 16,120,000 ordinary shares were outstanding under the Company's 2010 Share Incentive Plan.

  2012 Share Incentive Plan

        On July 25, 2012, the Annual General Meeting of the Company further approved the 2012 Share Incentive Plan, which authorized the issuance of options to purchase up to 30,000,000 ordinary shares

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

9. Share-based Compensation (Continued)

to employees, directors, and consultants of the Group, as determined by the Board of Directors of the Company. The maximum contractual term of the awards under this plan shall be no more than ten years from the date of grant. As of December 31, 2013, there were no options granted under the 2012 Share Incentive Plan.

  Share Options

        The weighted-average grant date fair value for options granted during the years ended December 31, 2011, 2012 and 2013 was $0.22, $0.12 and nil per share, respectively. 1,646,200, 9,639,780 and 10,412,700 options were exercised during the years ended December 31, 2011, 2012 and 2013, respectively. Total intrinsic value of options exercised for the years ended December 31, 2011, 2012 and 2013 was $266,516, $1,251,212, and $1,569,183, respectively.

        On March 30, 2012, 14,090,000 shares granted on January 4, 2011 and 14,700,000 shares granted on May 24, 2011 have been converted to restricted shares at a ratio of 3:1. This event was accounted for as a modification of share-based award with no incremental compensation cost recognized as the fair value of the restricted shares was not more than the fair value of the options canceled on the date of exchange.

        The fair value of the options was estimated using the Black-Scholes-Merton option-pricing model in 2011 and binomial option-pricing model in 2012. The risk-free interest rate for periods within the contractual life of the option is based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars. The expected life of options granted represents the period of time that the options are expected to be outstanding and is based on option terms related to vesting schedule and option expiration date. Expected volatilities are based on the volatility of comparable companies with the time period commensurate with the expected time period.

        The key assumptions used in the Black-Scholes-Merton and binomial option-pricing model were as follows:

	2011	2012
Risk-free interest rate	1.11%-2.61%	2.51%-3.04%
Expected term	6-6.25 years	—
Contractual term	—	8.78-10 years
Expected volatility rate	55.00%-60.00%	54.57%-57.16%
Dividend yield	0%	0%

        In determining the fair value of the Company's ordinary shares underlying the options granted before the completion of the Company's IPO in 2011, the Company used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline comparable method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The equity value is then allocated using the option pricing method under three scenarios, namely liquidation scenario, redemption scenario and IPO scenario (based on the terms of the preferred shares, share options and management's expectation on IPO event) to determine the fair

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

9. Share-based Compensation (Continued)

value of ordinary shares. Under the option-pricing method, each class of stock is modeled as a call option with a distinct claim on the enterprise value of the Company. The main inputs to this model include equity value of the Company, exercise price, expected volatility, expected time to expiration, expected dividend yield, and risk free interest rate. With regard to the share options and restricted shares that were awarded on May 24, 2011, the Company used the mid-point of the price range set forth in the preliminary prospectus of IPO as the estimated fair value of ordinary shares.

        In determining the fair value of the Company's ordinary shares underlying the options granted after the IPO, the Company used the closing spot price of the Company on the principal exchange or system.

        A summary of the option activity for the year ended December 31, 2013 and the information regarding the options outstanding as of December 31, 2013 were as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contract terms	Aggregate intrinsic value
Options outstanding at January 1, 2013	46,921,360	$0.14
Granted	—	$—
Forfeited	(8,508,820)	$0.16
Conversion to restricted shares	—	$—
Exercised	(10,412,700)	$0.08

Options outstanding at December 31, 2013	27,999,840	$0.16	7.5 years	2,565,529

Options vested or expected to vest at December 31, 2013	26,599,848	$0.16	7.5 years	2,437,252

Options exercisable at December 31, 2013	12,051,090	$0.13	7.0 years	1,561,389

        As of December 31, 2013, there was $1,208,282 in total unrecognized compensation expense related to unvested options granted under the share incentive plans, which is expected to be recognized over a weighted-average period of 2.2 years.

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

        On June 1, 2012, Shanghai Taomee granted a co-founder and senior management of Guangdong Taomee a 15% equity interest in Guangdong Taomee in the form of non-vested restricted shares. These restricted shares will vest over a three-year requisite service period, with 33.3% to vest on each anniversary after the grant date. The fair value of non-vested restricted shares was determined based

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

9. Share-based Compensation (Continued)

on estimated fair value of Guangdong Taomee on the grant date. The Company recorded $46,072 and $80,571 compensation expense related to these non-vested restricted shares in 2012 and 2013. As of December 31, 2013, there was $114,439 unrecognized compensation expense to be recognized over the weighted-average period of 1.5 years.

        On September 4, November 5, and December 11, 2013, the Company granted a total of 10,190,000, 4,800,000 and 394,560 non-vested restricted shares to employees, officers and an external consultant at par value, respectively, under the Company's 2010 Share Incentive Plan. These restricted shares will vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date. The fair value of non-vested restricted shares granted to employees and officers was computed based on the fair value of the Group's ordinary shares on the grant date, while the fair value of non-vested restricted shares granted to an external consultant was re-measured at the end of each reporting period until the services being provided is completed.

        A summary of the non-vested restricted shares activities under share incentive plan for the year ended December 31, 2013 and the information regarding the restricted shares outstanding as of December 31, 2013 were as follows:

	Number of Non-vested Restricted Shares	Weighted average grant-date fair value
Non-vested as of January 1, 2013	8,649,648	0.60
Granted	15,384,560	0.25
Forfeited	(2,330,747)	0.54
Vested	(2,663,047)	0.59

Non-vested as of December 31, 2013	19,040,414	0.32

        As of December 31, 2013, there was $4,785,797 of total unrecognized compensation expense related to non-vested restricted shares granted under 2010 share incentive plan, which is expected to be recognized over a weighted-average period of 3.0 years.

10. Taxation

Cayman Islands

        The Group is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

10. Taxation (Continued)

Hong Kong

        The Group's subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during each of the three years ended December 31, 2011, 2012 and 2013. Therefore, no Hong Kong profit tax has been provided for in the years presented.

PRC

        Pursuant to PRC New Corporate Income Tax Law effective January 1, 2008, the Group's VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax ("EIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the EIT Law and the Income Tax Law of the People's Republic of China.

        In April 2009, Shanghai Taomee obtained a Software Enterprise Certification (the "Certification"), which was effective on January 1, 2009. An enterprise having such Certification is entitled to two years' exemption and three years' 50% reduction in corporate income tax (the "tax holiday"). Shanghai Taomee was subject to an income tax rate of 0% for both 2009 and 2010, and 12.5% from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010. In 2010 Shanghai Taomee obtained "High and New Technology Enterprise" ("HNTE") qualification. Subject to certain new implementation rules for application and assessment of HNTE announced by certain government authorities in 2008, every qualified HNTE company is required to re-apply for this qualification. The HNTE qualification is valid for three years and could be renewed for another 3 year period. In 2013 Shanghai Taomee re-applied for the HNTE and received approval for the HNTE qualification. Entities with HNTE are entitled to enjoy a 15% preferential EIT rate during the valid period.

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

        In November 2013, Shanghai Animation obtained an Animation Enterprise Certification, which provides an enterprise entitling to two years' exemption and three years' 50% reduction in corporate income tax (the "tax holiday"). The Company is in the process of obtaining the written approval from tax authorities for the tax holiday.

        Shanghai Qidong, Guangdong Taomee, Shanghai Xinsheng, Shanghai Wireless, Shanghai Software and Shanghai Property Service were subject to an income tax rate of 25%.

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident and beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

10. Taxation (Continued)

than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. As of December 31, 2013, the Group plans to indefinitely reinvest undistributed profits earned from Shanghai Shengran in its operations in the PRC. Therefore, no withholding income tax for undistributed profits of Shanghai Shengran has been provided in 2013.

        Upon distribution of those earnings generated after January 1, 2008, in the form of dividends, the Group would be subject to the applicable PRC dividend withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax. The amounts of unrecognized deferred tax liabilities for these earnings generated after January 1, 2008 are in the range of $3.0 million to $6.0 million, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

        Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. As of December 31, 2013, deferred tax liabilities of US$1.5 million were accrued for undistributed earnings of Shanghai Taomee and Guangdong Taomee, on the basis that distribution of the earnings, in the form of dividends or otherwise, to Shanghai Shengran would be subject to the applicable PRC tax laws and regulations, unless a tax strategy which the Group determined to avail itself of were devised to avoid such tax. Prior to 2013, these entities were in an accumulated loss position.

        The Group made its assessment of the level of authority for each of its uncertain tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. This assessment did not have any impact on the Group's total liabilities or equity. At December 31, 2011, 2012 and 2013, the amounts of gross unrecognized tax benefits were zero. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB 100,000 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group's PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2009 through 2013 on non-transfer pricing matters, and from 2007 (year of incorporation) through 2013 on transfer pricing matters.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

10. Taxation (Continued)

        Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	Years ended December 31,
	2011	2012	2013
PRC statutory tax rate	25.0%	25.0%	25.0%
Tax effect of other expenses that are not deductible in determining taxable profit	0.1%	0.4%	2.5%
Effect of different tax rate of group entity operating in other jurisdictions	2.8%	7.0%	3.5%
Effect of tax holidays granted to PRC subsidiaries, deferred income tax impact	(0.6)%	(2.8)%	(8.5)%
Effect of tax holidays granted to PRC subsidiaries, current income tax impact	(14.3)%	(13.9)%	(13.7)%
Effect of additional research and development of new technology, products, and processes ("R&D") deduction	(0.8)%	(3.5)%	(1.8)%
Effect of valuation allowance	0.9%	1.4%	1.3%
Withholding tax on undistributed earnings	(2.9)%	—	21.8%
Effect of adjustment of prior year tax benefit	—	(26.0)%	(9.6)%

Effective tax rate	10.2%	(12.4)%	20.5%

        The aggregate dollar effect of tax holidays on income tax expense for the period amounted to $2,463,963, $2,546,454, and $1,551,717 in 2011, 2012 and 2013, respectively, representing a decrease in basic earnings per share of less than $0.01 and a decrease in diluted earnings per share less than of $0.01 for each of the three years in the period ended December 31, 2013

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

10. Taxation (Continued)

        The principal components of the Group's deferred income tax assets and liabilities as of December 31, 2012 and 2013 were as follows:

	December 31,
	2012	2013
Deferred tax assets:
Deferred revenue and advance from customers	$2,441,578	$2,738,502
Payroll payable and accrued expenses	363,097	639,491
Net operating losses	242,460	475,471
Advertising expenses	151,510	356,419
Other	13,711	292,192

Gross deferred tax assets:	$3,212,356	$4,502,075
Valuation allowances	(242,460)	(335,987)
Net deferred tax assets	$2,969,896	$4,166,088

Deferred tax liabilities:
Amortization of intangible assets	13,473	229,540
Undistributed retained earnings of VIE	—	1,528,594

Net deferred tax liabilities	$13,473	$1,758,134

Deferred tax assets are analyzed as:
Current	$2,969,896	$4,166,088
Non-Current	—	—

	$2,969,896	$4,166,088

Deferred tax liabilities are analyzed as:
Current	$13,473	$1,758,134
Non-Current	—	—

	$13,473	$1,758,134

        The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

        As of December 31, 2013, some of the Group's PRC subsidiaries had net operating loss carry forwards of $1.92 million, of which $0.01 million, $0.01 million, $0.01 million, $1.36 million and $0.53 million will expire in 2014, 2015, 2016, 2017 and 2018, respectively. The Group has provided a full valuation allowance as it is more likely than not that the net operation losses cannot be utilized before expiry.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

11. Employment benefits and profit appropriation

        The full-time employees of the Company's subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations for such employee benefits amounted to $1,809,423, $3,130,133 and $3,721,218 for the years ended December 31, 2011, 2012 and 2013 respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

12. Restricted net assets

        Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to $2,009,740 as of December 31, 2013. In addition, due to restrictions on the distribution of registered capital from the Company's PRC subsidiaries, the PRC subsidiaries' registered capital of $24,906,325 as of December 31, 2013, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2013, approximately $26,916,065, were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

        Relevant PRC laws and regulations restrict the WFOE and VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. The balance of restricted net assets was $26,916,065, of which $7,756,591 was attributed to the paid in capital and statutory reserves of the VIEs and $19,159,474 was attributed to the paid in capital and statutory reserves of the WFOE, as of December 31 2013, respectively. The WFOE's accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs' revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

13. Commitments and contingencies

(a)
Operating lease commitments

        The Group has entered into operating lease arrangements relating to the use of certain office premises and internet data centers. Rental expenses under operating leases for 2011, 2012 and 2013 were $1,986,464, $2,149,379 and $ 2,689,618, respectively.

        As of December 31, 2013, total future minimum lease payments under non-cancelable operating leases agreements are as follows,

	RMB	USD
2014	11,212,168	1,811,453
2015	5,435,489	878,165

	16,647,657	2,689,618

(b)
Contractual commitment

        In May 2013, the Group entered into a land pre-development cooperation agreement with respect to the intention to purchase land use rights in Songjiang District, Shanghai for a total consideration of RMB8.8 million (US$1.5 million). A prepayment of RMB4.4 million (US$0.7 million) was paid in June 2013. In August 2013, the Group entered into a letter of intention to purchase a building in the same area for a total consideration of RMB46.6 million (US$7.7 million). A prepayment of RMB14.0 million (US$2.3 million) was paid as of December 31, 2013. The execution of a definite land use rights and building purchase agreement and payment of the remaining consideration are contingent upon relevant PRC government authorities' approval. The prepayments of RMB18.4 million (US$3.0 million) are refundable if we fail to obtain the land use rights and the building.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

14. Earnings per share

        The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2011, 2012 and 2013:

	For the years ended December 31,
	2011	2012	2013
Basic earnings per share:
Net income attributable to Taomee Holdings Limited	$19,493,171	$8,861,867	$5,441,260
Less:
Deemed dividend on Series A convertible redeemable preferred shares	(200,601)	—	—
Amounts allocated to preferred shares for participating rights to dividends	(1,589,047)	—	—

Net income attributable to ordinary shareholders-basic and diluted	$17,703,523	$8,861,867	$5,441,260

Weighted average ordinary shares outstanding—basic	606,648,098	731,303,362	733, 333,891

Basic earnings per share	$0.03	$0.01	$0.01

Diluted earnings per share:
Net income attributable to ordinary shareholders-basic and diluted	$17,703,523	$8,861,867	$5,441,260

Weighted average ordinary shares outstanding—basic	606,648,098	731,303,362	733,333,891
Stock options	33,729,077	22,230,137	13,198,221

Weighted average ordinary shares outstanding-diluted	640,377,175	753,533,499	746,532,112

Diluted earnings per share	$0.03	$0.01	$0.01

        For the years ended December 31, 2011, 2012 and 2013, the Group had securities which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such securities consisted of the following:

	For the years ended December 31,
	2011	2012	2013
Options	33,640,000	21,425,000	12,520,000
Non-vested restricted shares	4,500,000	8,649,648	3,525,010

Total	38,140,000	30,074,648	16,045,010

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

15. Related party transactions

        The following parties/ entities are considered to be related parties of the Group:

Related Party	Nature of the Relationship
WANG Haibing	Co-founder and CEO
CHENG Yunpeng	Co-founder and President
WEI Zhen	Co-founder and CTO
ZENG Liqing	Director and a principal shareholder
WANG Bin	Principal shareholder before May 2010
Shenzhen Decent Investment Limited ("Decent Investment")	Controlled by ZENG Liqing
Shenzhen ParaEngine Corporation ("PE")	Significantly influenced by ZENG Liqing who is a director of the controlling entity
Guangzhou Chuangyou Information Technology Co., Ltd ("Chuangyou")	Equity method investee of the Group
Shenzhen Ruigao Information Technology Co., Ltd. ("Ruigao")	Equity method investee of the Group
Taiwan Taomee Co., Ltd. ("Taiwan Taomee")	Equity method investee of the Group
Beijing Enlight Pictures Co. Ltd ("Enlight Media")	Controlled by WANG Changtian who is a director
Shenzhen Taole Network Technology Co., Ltd ("Shenzhen Taole")	Significantly influenced by ZENG Liqing who is a director and principal shareholder
Jiangxi Haomi Network Technology Co., Ltd ("Jiangxi Haomi")	Equity method investee of the Group
Qiming Funds	Principal shareholder

        In June 2009 and May 2012, Shanghai Taomee entered into two agreements with PE to co-develop 3-D online virtual worlds for children. For the years ended December 31, 2011, 2012 and 2013, Shanghai Taomee has paid $173,281, $203,444 and $193,559 royalties and nil, $200,000 and nil licensing fee to PE, respectively. As of December 31, 2013, the Group had $18,857 royalty fee due to PE.

        In June 2011, Shanghai Shengran entered into an agreement with Taiwan Taomee for the license to Taiwan Taomee of certain operating rights of an online game developed and owned by Shanghai Shengran. Shanghai Shengran also entered into an agreement with Taiwan Taomee for the license of certain offline products which are derived from the online game images. In 2012, Shanghai Shengran licensed Taiwan Taomee two additional online games. For the years ended December 31, 2011, 2012 and 2013 revenues generated from Taiwan Taomee were $245,015, $127,644 and $767,267 for online licensing and $240,160, $175,500 and $130,808 for offline licensing. As of December 31, 2013, the Group had an amount due from Taiwan Taomee of $72,517 and amount due to Taiwan Taomee of $347,026.

        In November 2011, Shanghai Taomee entered into an agreement with Shenzhen Taole for the license to Shanghai Taomee of certain operating rights of an online game. For the years ended

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

15. Related party transactions (Continued)

December 31, 2011, 2012 and 2013, Shanghai Taomee has paid nil, $8,969 and $6,067 royalties, respectively. As of December 31, 2013, the Group had $1,594 as royalty fee due to Shenzhen Taole.

        In November 2011, the Company entered into a share transfer agreement with Qiming Funds at consideration of $52,989. The Company paid this amount in February 2012. Refer to Note 4 for a detailed description of the share transfer.

        In July 2012, Shanghai Taomee entered into an operating agreement with Chuangyou for the license to Shanghai Taomee of certain operating rights of an online game developed and owned by Chuangyou. For the years ended December 31, 2011, 2012 and 2013, Shanghai Taomee has paid nil, nil and $9,787 royalties and nil, $150,000 and $50,000 licensing fee to Chuangyou, respectively. As of December 31, 2013, the Group had $2,506 as royalty fee due to Chuangyou.

        In November 2012, Shanghai Shengran provided a RMB 480,000 (equivalent to $76,366) interest-free loan to Chuangyou. Chuangyou paid off the loan in December 2012.

        In the first quarter of 2013, Shanghai Animation entered into an agreement with Enlight Media to jointly invest in the production and distribution of the Group's feature film, Seer III: Universal Force. The film was release in July in mainland China. As of December 31, 2013, the Group had an amount due from Enlight Media of RMB 13,299,454 (equivalent to $2,169,865).

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

16. Segment and geographic information (Continued)

online virtual worlds. The offline business segment is responsible for licensing the Group's proprietary cartoon figures, producing films and merchandising sales of the Group's cartoon figures.

Year ended December 31, 2011	Online Business	Offline Business	Total
Revenue	$43,115,126	$5,296,444	$48,411,570
Less: sales tax and related taxes	2,784,348	230,181	3,014,529

Net revenue	40,330,778	5,066,263	45,397,041
Less: cost of services	6,035,323	1,652,235	7,687,558

Gross profit	$34,295,455	$3,414,028	$37,709,483

Year ended December 31, 2012	Online Business	Offline Business	Total
Revenue	$34,091,925	$8,188,499	$42,280,424
Less: sales tax and related taxes	1,922,430	149,760	2,072,190

Net revenue	32,169,495	8,038,739	40,208,234
Less: cost of services	6,949,772	3,048,618	9,998,390

Gross profit	$25,219,723	$4,990,121	$30,209,844

Year ended December 31, 2013	Online Business	Offline Business	Total
Revenue	$37,670,793	$13,117,356	$50,788,149
Less: sales tax and related taxes	2,340,641	93,821	2,434,462

Net revenue	35,330,152	13,023,535	48,353,687
Less: cost of services	7,643,598	5,620,619	13,264,217

Gross profit	$27,686,554	$7,402,916	$35,089,470

        The Group generates substantially all of its revenues from customers in the PRC. Substantially all of the Group's long-lived assets are located in the PRC.

17. Fair value measurements

        The Group did not have any assets or liabilities measured at fair value on a recurring or non-recurring basis for the years ended December 31, 2011 and 2012.

Assets measured at fair value on a recurring basis

        As of December 31, 2013, the Group's asset measured at fair value on a recurring basis subsequent to initial recognition consisted of short-term investment in a money market fund accounted for as available-for-sale security. As the return of the investment was referenced to short term interest rate and interest income accrued on a daily basis, the fair value approximates carrying amount of US$3.0 million and is classified as a Level 2 fair value measurement.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

17. Fair value measurements (Continued)

Assets measured at fair value on a non-recurring basis

        In the year ended December 31, 2013, the Group's assets measured at fair value on a non-recurring basis consisted of the following:

		Fair Value Measurement at Reporting Date Using
	Year Ended December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
		USD	USD	USD
Acquired intangible assets-upfront licensing fees	$—	$—	$—	$—	$1,046,173
Investment in equity investees—Chuangyou	82,466	—	—	82,466	370,407
Total					$1,416,580

        In accordance with the provision of ASC 350, upfront licensing fees related to two games with a carrying amount of $0.8 million and $0.2 million, respectively, were fully impaired, with the resulting impairment charge of $1,046,173 included in earnings for the year ended December 31, 2013.

        In accordance with the provision of ASC 323, investment in Chuangyou was written down to its fair value of $82,466, resulting in an impairment charge of $370,407 recognized as share of profit (loss) in equity method investees in the consolidated statements of operations for the year ended December 31, 2013 (Note 4). The fair value of the investment was measured based on a discounted cash flow approach. The discounted cash flow analysis requires the use of significant unobservable inputs, including projected future cash flows and a discount rate calculated based on the weighted average cost of capital of 45%. As the significant inputs are not observable or cannot be corroborated with market information, the fair value measurement is classified as Level 3. Any change in the projected future cash flow would result in a change in the fair value measurement in the same direction, while the change in discount rate would result in adverse change in the fair value measurement.

18. Subsequent events

        In January 2014, Shanghai Taomee entered into an agreement with Shanghai Weiju Network Technology Co., Ltd ("Shanghai Weiju"), a Hi-tech toy design and R&D company to subscribe for 25% of Shanghai Weiju's newly issued ordinary shares for cash consideration of RMB3.0 million (approximately $0.5 million).

        On March 28, 2014, the Company's Board authorized a share repurchase program to repurchase up to $10 million worth of the outstanding American Depositary Shares ("ADSs") (each ADS represents twenty ordinary shares of the Company) over the next 12 months.