Form 20-F
period 2014-12-31
Taomee Holdings Ltd
filed 2015-04-15
CIK 1507051

Use these links to rapidly review the document

TAOMEE HOLDINGS LIMITED INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014. OR
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

Sam Lawn, Chief Financial Officer
Tel: (86-21) 6128-0056
E-mail: samlawn@taomee.com
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

            757,684,760 ordinary shares of par value US$0.00002 per share, as of December 31, 2014.

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

        This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. For amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, all translation of financial data from Renminbi into U.S. dollars has been made at RMB6.2046 to US$1.00, the noon buying rate in effect on December 31, 2014 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment." On April 10, 2015, the noon buying rate was RMB6.2082 to US$1.00.

        This annual report on Form 20-F includes our audited consolidated statements of operations for the fiscal years ended December 31, 2012, 2013 and 2014, and consolidated balance sheet data as of December 31, 2013 and 2014.

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

 PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

A.
Selected Financial Data

        The following selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our selected consolidated combined balance sheet data as of December 31, 2010 and the selected consolidated balance sheet data as of December 31, 2011 and 2012, and selected consolidated combined statements of operations data for the year ended December 31, 2010 and selected consolidated statements of operations data for the years ended December 31, 2011 have been derived from our audited consolidated combined financial statements or audited consolidated financial statements that are not included in this annual report.

	For Years Ended December 31,
	2010	2011	2012	2013	2014
	(US$ in thousands, except share and per share data)
Consolidated and Combined Statements of Operations Data:
Net revenues:
Online business	33,683	40,331	32,169	35,330	33,292
Offline business	2,290	5,066	8,039	13,024	8,897

Total net revenues	35,973	45,397	40,208	48,354	42,189
Cost of revenues(1):
Online business	(5,166)	(6,035)	(6,950)	(7,644)	(6,535)
Offline business	(686)	(1,653)	(3,048)	(5,621)	(5,182)

Gross profit	30,122	37,709	30,210	35,089	30,472

Operating income (expenses):
Product development expenses(1)	(4,649)	(10,304)	(12,318)	(13,886)	(14,446)
Sales and marketing expenses(1)	(1,570)	(6,255)	(9,966)	(9,446)	(9,304)
General and administrative expenses(1)	(5,729)	(7,965)	(10,078)	(13,095)	(13,506)
Impairment loss on acquired intangible assets	—	—	—	(1,046)	(116)
Other operating income	278	1,734	5,512	5,708	5,020

Total operating expenses	(11,670)	(22,790)	(26,850)	(31,765)	(32,352)

Income (loss) from operations	18,452	14,919	3,360	3,324	(1,880)
Interest income	240	1,410	2,647	2,932	2,914
Other income (expenses), net	(115)	667	859	771	(453)
Impairment loss on investment in equity investees	—	—	—	(370)	(1,400)

	For Years Ended December 31,
	2010	2011	2012	2013	2014
	(US$ in thousands, except share and per share data)
Income before income taxes and share of profit (loss) in equity method investments, net of gain (loss) on disposals	18,577	16,996	6,866	6,657	(819)

Income tax (expense) benefit:
Current	(7)	(2,539)	1,279	(789)	(600)
Deferred	2,511	812	(424)	(630)	2,763

Total income tax (expense) benefit	2,504	(1,727)	855	(1,419)	2,163

Net income before share of profit (loss) in equity method investments, net of gain (loss) on disposals	21,081	15,269	7,721	5,238	1,344
Share of profit (loss) in equity method investments, net of gain (loss) on disposals	494	4,224	1,140	207	(433)

Net income	21,574	19,493	8,861	5,445	911
Net income (loss) attributable to non-controlling interest	—	—	(1)	4	(95)

Net income attributable to Taomee Holdings Limited	21,574	19,493	8,862	5,441	1,006
Deemed dividend on Series A convertible redeemable preferred shares	(469)	(200)	—	—	—

Net income attributable to holders of ordinary shares	21,105	19,293	8,862	5,441	1,006

Earnings per ordinary share:
Basic	$0.0367	$0.0292	$0.0121	$0.0074	$0.0014
Diluted	$0.0360	$0.0278	$0.0118	$0.0073	$0.0014
Weighted average number of ordinary shares used in calculating earnings per share:
Basic	450,000,000	606,648,098	731,303,362	733,333,891	712,973,565
Diluted	458,482,370	640,377,175	753,533,499	746,532,112	719,852,640

(1)
Includes share-based compensation expenses as follows:

	For Years Ended December 31,
	2010	2011	2012	2013	2014
	(US$ in thousands)
Share-based compensation expenses:
Cost of revenues	14.8	203.6	255.3	289.9	294.1
Product development expenses	80.9	814.2	498.5	360.9	448.2
Sales and marketing expenses	69.1	63.4	69.0	31.9	16.4
General and administrative expenses	5.6	915.6	1,383.7	1,459.7	1,469.7

Total	170.4	1,996.8	2,206.5	2,142.4	2,228.4

	As of December 31,
	2010	2011	2012	2013	2014
	(US$ in thousands)
Consolidated and Combined Balance Sheets Data:
Cash and cash equivalents	43,087	120,679	118,571	114,251	103,174
Accounts receivable, net	438	1,423	2,371	2,388	2,499
Total current assets	47,684	127,066	126,967	129,543	119,302
Total assets	53,032	134,454	139,758	151,189	141,862
Advances from customers	8,684	10,223	8,142	6,961	8,236
Deferred revenue	10,783	12,913	12,062	12,341	11,769
Dividends payable	8,950	—	—	—	—
Total current liabilities	34,297	31,303	26,007	29,260	26,727
Series A convertible redeemable preferred shares	5,628	—	—	—	—
Ordinary shares	9	15	15	15	15
Treasury stock	—	(563)	(747)	(1,199)	(11,521)
Additional paid-in capital	1,158	70,782	72,437	73,757	76,308
Retained earnings	11,258	30,551	39,413	44,854	45,860
Noncontrolling interests	—	—	78	159	284
Total equity	13,107	103,151	113,751	121,929	115,135
Total liabilities, mezzanine equity and equity	53,032	134,454	139,758	151,189	141,862

Exchange Rate Information

        Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars were made at a rate of RMB6.2046 to US$1.00, the noon buying rate set forth as of December 31, 2014. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 10, 2015, the exchange rate was RMB6.2082 to US$1.00.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6017	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0590

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2014
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2399	6.2695
March	6.1990	6.2386	6.2741	6.1955
April (through April 10, 2015)	6.2082	6.1989	6.2082	6.1930

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

        It is difficult to evaluate our prospective business, because we may not be able to address the risks frequently encountered by companies operating in a new and rapidly evolving industry, which may adversely affect our business and results of operations. These risks may include our potential failure to:

  •
  retain existing users and attract new users;

  •
  develop, license, or acquire additional virtual worlds and mobile games that are appealing to users;

  •
  anticipate and adapt to changing user preferences;

  •
  adapt to competitive market conditions;

  •
  timely respond to technological changes or resolve unexpected network interruptions;

  •
  adequately and efficiently operate, upgrade and develop our online entertainment community;

  •
  maintain adequate control of our expenses; and

  •
  attract and retain qualified personnel.

        Our net revenues amounted to US$40.2 million in 2012, increased to US$48.4 million in 2013 and decreased to 42.2 million in 2014. Our average active playing users were 44.4 million in 2012, increased to 46.0 million in 2013 and then decreased to 45.8 million in 2014, while our active paying users have been decreasing from 1.7 million in 2012, to 1.4 million in 2013 and to 1.1 million in 2014. We may not be able to achieve revenue or user growth in future periods and we cannot assure you that we will not incur net losses in the future due to a number of factors, including, among others, economic factors out of our control, competition in the children's entertainment industry in China, in which market share can be quickly acquired or lost, the greater difficulty of growing at sustained rates from a larger net revenue base, and adjustment to our strategic decision in response to changing circumstances that emphasize long-term influence over short-term growth. We also expect that our total operating expenses will increase in absolute amount as we further grow our business. We may incur substantial costs and expenses to develop, market or operate a virtual world, mobile game or franchise content and may not collect revenues in connection with the virtual world, the mobile game or franchise content for some time after its commercial launch or at all. We may not succeed in our expansion in the offline business. Any failure or delay in generating revenues could result in material operating losses and harm our financial condition. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

As we currently depend on a limited number of virtual worlds and mobile games for the majority of our revenues, if any of these virtual worlds or mobile games incur any adverse developments or if we are unable to develop, purchase or license additional virtual worlds or mobile games that are attractive to users or players and result in overall revenue growth, our business, financial condition and results of operations may be materially and adversely affected.

        Our virtual worlds, Seer Series, Gong Fu Pai, Flower Angel and The Monsters, as well as our mobile game, Reverse World contributed to the majority of our online revenues in 2014. We anticipate that these and other existing virtual worlds and mobile games of ours will continue to account for a substantial portion of our online revenues in the near term. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

  •
  failure by us to make quality upgrades, enhancements or improvements to the existing virtual worlds and mobile games in a timely manner;

  •
  delay in or discontinuation of regular content updates;

  •
  any reduction in or failure to grow the user base of these existing virtual worlds and mobile games, any decrease in their popularity in the market due to intensifying competition or other factors;

  •
  any decrease in or failure to grow the amount of revenues generated from the existing virtual worlds and mobile games; or

  •
  any breach of virtual world and mobile game related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to our existing virtual worlds and mobile games.

        In order to achieve our long-term profitability and financial and operational success, we must continually develop, purchase or license new virtual worlds and mobile games that are attractive to users or players. Although we currently have new virtual worlds and mobile games in development, they may not be released on time, may not be profitable or popular among users or players.

        The success of our internally developed virtual worlds and mobile games will require additional investment prior to commercial launch. Furthermore, our ability to purchase or license successful virtual worlds and mobile games will depend on their availability on acceptable terms, including price, our ability to compete effectively against other potential purchasers or licensees to attract the developers of these virtual worlds and mobile games, and our ability to obtain government approvals required for the purchase or licensing and operation of these virtual worlds and mobile games.

        The virtual worlds and mobile games that we develop, purchase or license may not be attractive to users and players, may be viewed by the regulatory authorities as not complying with content restrictions, may not be launched as scheduled or may not compete effectively with our competitors' products. For example, we incurred impairment for intangible assets of US$1.0 million and US$0.1 million in 2013 and 2014, respectively, related to the write-off of the remaining term of three underperforming games, namely, Wizard 101 and Speed Hunter for 2013 and Magic Haqi II for 2014. Magic Haqi II is a game for which we obtained a three-year exclusive license in 2012 and commercially launched in the fourth quarter of 2012. Due to its poor performance in the China market, we officially stopped operating Magic Haqi II on April 30, 2014. If we are not able to successfully develop, purchase or license virtual worlds and mobile games appealing to users and players, our future profitability and growth prospects could decline.

        In addition, we entered into revenue sharing agreements with third-party web game developers, and primarily collect payments from game players in connection with the sale of virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers and record revenue net of remittances. Purchases of virtual currencies are not refundable after they have been sold unless there are unused virtual currencies at the time a game is discontinued. Typically, a game will be discontinued when the monthly revenue generated by a game is insignificant. We make our effort to help the game players eliminate their loss before a game is discontinued to avoid paying cash refunds to game players or game developers as a result of discontinuation of a game, or for any other reason. However, we cannot guarantee that we will not be required to pay such cash refunds in the future, which may have adverse effect on our revenues.

We may not be able to maintain our revenues and profitability as we operate in a competitive industry and compete against many companies.

        We believe that there are a number of competing developers and operators in China providing online and offline entertainment to children. Given the relatively low capital requirements and entry barriers, we expect more companies to enter the children's entertainment industry in China. For example, our competitors could introduce a wide range of virtual worlds targeting children to the China market in a relatively short period of time. We believe our principal competitors in online children's entertainment in China include Tencent Holdings Limited, or Tencent, the developer of Roco Kingdom, and BAIOO Family Interactive Limited (2100 HK), the developer of Aola Star and Aobi Island. Potential competitors also include major Internet portal operators, other domestic and foreign virtual world developers and operators, media companies focused on children's entertainment and alliances between our existing and new competitors. Some of our competitors, especially major foreign and China-based publicly listed media and virtual world operators, have significantly greater financial and marketing resources and name recognition than we have. As we expand into the mobile game market, we also compete with other mobile game developers and operators. The mobile game market is evolving and highly competitive. Unforeseen changes in this market may prove to be more advantageous to certain competitors than they will be to us. We also face these and other competitors in our offline business, including Guangdong Alpha Animation and Culture Co., Ltd, a company listed in Shenzhen Stock Exchange which primarily engages in toy and animation industry (Ticker: 002292). Competition in China animation industry is intensifying as there are an increasing number of companies in China entering into this market. Our competitors may adopt loss-leading pricing or other tactics or business models, and if these prove to be more attractive to children on a temporary or permanent basis, our users may switch to our competitors' services and products at our expense. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or maintain our user base and number of active paying accounts when competitors launch promotional campaigns targeting our user base, which could have a material adverse effect on our revenues and profitability.

We face risks and uncertainties regarding the growth of the online entertainment industry for children and market acceptance of our online products and services.

        The online entertainment industry for children in China, from which we currently derive most of our revenues, is a relatively new and evolving industry and concept. The growth of the online entertainment industry for children and the level of demand and market acceptance of our virtual worlds, mobile games and other online products and services are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, some of which are beyond our control. These factors include:

  •
  the direct growth and growth rate of personal computer, mobile devices, Internet and broadband users as well as penetration in China and other markets in which we offer our virtual worlds, and mobile games;

  •
  whether the online entertainment market in China, and in particular the online entertainment market for children, continues to grow and the rate of any such growth;

  •
  general economic conditions, particularly economic conditions adversely affecting discretionary spending on children's entertainment;

  •
  the availability and popularity of other forms of entertainment, particularly console system games; and

  •
  our ability to create new digital entertainment products appealing to our users, including the ability to timely update our existing virtual worlds, mobile games and other services while introduce new virtual worlds, mobile games and other services that attract existing and new users.

  •
  the general acceptance by parents to accept mobile games as a form of entertainment for their children, as typically children's entertainment options in terms of time and spending are regulated by parents.

        If we fail to anticipate and effectively manage these risks and uncertainties, our market share may decrease, our business, financial condition and results of operations may be materially and adversely affected.

Our digital entertainment products and services including new virtual worlds and mobile games may attract our users away from our established virtual worlds and mobile games, and enhancements and updates to our established virtual worlds and mobile games may result in certain users deciding not to participate in them, which could materially and adversely affect our business, results of operations and financial condition.

        Our digital entertainment products and service including new virtual worlds and mobile games may attract our users away from our established virtual worlds and mobile games, particularly with respect to virtual worlds with similar story lines or mobile games with the same style. Although we intend to target different types of users with new virtual worlds and mobile games and therefore minimize users of our existing virtual worlds and mobile games migrating to later launched virtual worlds and mobile games, such movement may nevertheless occur and may lead to fewer active users, reduced network effect and lower spending on subscriptions and virtual items.

        In addition, in order to retain our existing users and to attract new users, we periodically introduce new features and make changes to our established virtual worlds based on feedback gathered from our users, or offer upgraded versions with new avatars and new story lines to our existing mobile games. However, these changes or updates may result in some of our existing users deciding not to participate in our virtual worlds and mobile games, either temporarily or permanently. Our users may not respond well to enhancements to our virtual worlds and mobile games, or policy changes in our online entertainment community, which could materially and adversely affect our business, results of operations and financial condition.

We may not be successful in effectively promoting our brand or enhancing our brand recognition, and any negative publicity, regardless of its veracity, may harm our brand.

        Promoting the "Taomee" and "Glove Game" brands and enhancing their recognition is an integral part of our growth strategy. There is no assurance that we will be able to effectively promote or develop our brands and if we fail to do so, our growth may be adversely affected. In addition, negative publicity or disputes regarding our brands, products and services, company or management could materially and adversely affect public perception of our brand and the virtual worlds, mobile games and other products and services we offer. Any negative publicity in relation to our services or products, regardless of its veracity, could harm our brand image and, in turn, result in decreases in the number of users and average net revenues per paying account from the operation of our online business. Any impact on our ability to effectively promote our brand and any significant damage to the public perception of the "Taomee" and "Glove" brands or our virtual worlds and mobile games could materially and adversely affect our prospects and results of operations.

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

        As of December 31, 2014, we had received approval for 376 and 7 trademark registrations in China and Taiwan, respectively, and are in the process of applying for registration of an additional 70 trademarks in China. In addition, we have obtained 105 copyright registrations for software we developed, 177 copyright registrations for Mole's World, Seer and Flower Angel animation series and 416 copyright registrations for artworks owned by us. We also registered 38 domain names, including www.61.com, our primary operation website. While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. For example, in 2014, our Mole's World cartoon animations were broadcast by a third party website without our authorization. In addition, we cannot assure you that any of the above trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

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

We have no control over our prepaid card distributors, mobile game publishers or franchise licensees except through agreements we entered into with them. Our brands and reputation could be harmed and our results of operations could suffer if our distributors or licensees fail to comply with our agreements with them.

        We rely on our distributors to distribute our prepaid cards, through which our users pay subscription fees and purchase online virtual items, and mobile game publishers to operate our mobile games. We also rely on our licensees to manufacture and distribute products, including toys, of our licensed franchises. We have limited ability to manage the activities of our distributors, publishers and licensees, who are independent from us, except through the enforcement of agreements with them. If a significant number of our distributors or licensees fail to comply with our agreements with them, such as distribution targets, brand and service promotion arrangements, quality control standards, or protocols on approving the presentation or portrayal of our franchises, our brands and reputation could be harmed and our results of operations could suffer as a result.

We rely on our nationwide prepaid card distribution network, mobile game publishers and distribution channels, merchandise licensees, toy distributors and film distributors for a significant portion of our net revenues. If we fail to effectively manage our distributor, publisher and licensee relationships or our distributors, publishers and licensees fail to adhere to our agreements with them, our results of operations could suffer as a result.

        We rely on a number of provincial and regional distributors to sell our prepaid cards. Online payment systems in China are still in a relatively early stage of development and are not as widely acceptable to users in China as compared to the United States. Also, compared to adult online users, children have fewer means to make payment through online payment channels. As a result, although we make our prepaid cards available for purchase online using an online payment system, our business is dependent on the performance of our regional distributors. In 2012, 2013 and 2014, 73.9%, 71.9% and 65.4%, respectively, of our net sales proceeds collected were from the sales of prepaid cards to our distributors, respectively. Our largest distributor accounted for 9.8%, 7.4% and 6.9% of our net sales proceeds generated from prepaid card sales in 2012, 2013 and 2014, respectively. Although we typically enter into semi-annual contracts with and provide performance based incentives to our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors' game cards. Maintaining relationships with a significant number of distributors may be difficult and time-consuming. If we fail to maintain good relationships with, or to effectively manage, our distributors, if these new distributors may not strictly adhere to our agreements with them or provide targeted distribution in locations frequented by target users, or if the distributors promote our competitors' service and products at our expense, our results of operations could suffer as a result.

        We license our self-developed mobile games, which are played on iOS or Android based smartphones and tablets, to certain publishers including Chukong, IGG, True Digital Plus and Netmarble. Those publishers publish such games to end players through distribution channels, primarily comprise online application stores and mobile app portals, such as Apple App Store for iOS; Google Play Store for international Android distribution and 360 Mobile Assistant, UC Web, 91 Wireless and SnapPea for domestic Android distribution. We are subject to the standard service terms and conditions of these publishers and distribution channels with regard to the promotion, distribution, operation and payment methods for our mobile games. If any of these publishers and distribution channels (i) fails to provide high levels of service to enable our end users to access our mobile games, (ii) experiences issues with in-app purchasing functionality, (iii) goes out of business, (iv) discontinues its relationship with us due to any reason, such as our failure to comply with any laws or regulations in any jurisdiction where our mobile games are offered, (v) limits our access to its channels, (vi) modifies its terms of services or other policies, (vii) changes its fee structure, such as the change on revenue sharing strategy, (viii) provides more favorable terms to our competitors or develops its own games, or (ix) is forced to cease the business relationship with us due to its lack of required licenses or permits or other regulatory compliance issues, our business could be adversely affected. Furthermore, under the agreements we entered into with our publishers and distribution channels, we will be held liable for the losses incurred by them as a result of the violation of any applicable laws and regulations or the infringement upon third parties' intellectual property rights by our mobile games, in which case the affected publishers and distribution channels may terminate the agreement. If any of the above happens and the relevant agreement is terminated, our business may be adversely affected. In addition, we have benefited from these publishers and distribution channels' widely recognized brand names and large player bases. If any of these publishers and distribution channels loses its market position or otherwise falls out of favor among players or other factors cause its player base to stop growing or shrink, or if any of them fails to perform its contractual obligations to us, we would need to identify alternative distributors and channels for promoting and distributing our mobile games, which would consume substantial resources and may not be effective, or available at all.

        We also rely on our licensees and distributors to distribute our merchandises and toys. We sell a vast majority of our products in China through our licensees and distributors, who in turn sell our products to consumers through retail stores directly operated by them or by their sub-distributors. Our distributors are not contractually obligated to work with us on an exclusive basis. In addition, some of our distributors may sell products that compete with our products. Our dependence on distributors increases their bargaining power with us and the need for us to maintain good relationships with them. To the extent that any material distributor ceases to cooperate with us for any reason and we are not able to find a suitable replacement in a timely manner, we may lose significant business. In addition, we may have to offer volume-based discounts or more favorable credit terms to our distributors in the future, which may lower our operating profit. As we rely to a large extent on our distributors for the sale of our products, our future growth will also depend on the performance of our distributors and their ability to expand their business and sales networks. There is no assurance that we will be able to renew our distribution agreements or renew such agreements on terms that are favorable to us. In addition, there is no assurance that one or more of our major distributors will not breach their distribution agreements or fail to comply with their obligations thereunder. In such event or events, our results of operations may be materially and adversely affected.

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

The operators of major online application stores on which we distribute our mobile games in many cases have the unilateral ability to change and interpret the terms of our contract with them.

        We distribute our games through online application stores, such as Apple App Store. The distribution terms and conditions of those online application stores are often "click through" agreements that we are not able to negotiate. For example, we are subject to Apple's standard click-through terms and conditions for application developers, which govern the promotion, distribution and operation of applications, including our games, on their storefronts. Apple can unilaterally change their standard terms and conditions without prior notice to us. In addition, the agreement terms can be vague and subject to changing interpretations by the operators. For example, in the second quarter of 2011, Apple began prohibiting certain types of virtual currency-incented advertising offers in games sold on the Apple App Store. Any similar changes in the future could materially harm our business, and we may not receive any advance warning of such change. In addition, Apple has the right to prohibit a developer from distributing its applications on its storefront if the developer violates its standard terms and conditions. If we violate the standard terms and conditions of Apple or any other online application stores and are prohibited from distributing our games on its storefront, our business, financial condition and prospects could be materially and adversely affected.

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

        As part of our growth strategy, we have expanded from the online business to the offline business, such as film, toys and other licensed products. Expansion into these or other new businesses or adoption of other new business models present operating and marketing challenges that are different from those that we encounter in our online business. We face competition from existing players within these markets who may have more experience and resources. We may need to satisfy different regulatory requirements and obtain additional licenses or permits from relevant regulatory authorities. If we cannot successfully address these new challenges and compete effectively in these markets or under these business models, we may not be able to operate these offline businesses, attract a sufficiently large number of audience or customers, or recover costs incurred for developing and marketing these products or services, and our future results of operations and growth strategies could be materially and adversely affected as a result. Pursuing these and other growth strategies in our offline business may also require us to expand our operations through internal development efforts and through partnerships, joint ventures, investments and acquisitions. If we are unable to successfully implement our growth strategies, our revenue and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

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

        Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the acquired companies' operations, and the loss of personnel. If we are not able to realize the benefits envisioned for such acquisitions, our business and results of operations could be materially and adversely affected. For example, in 2013 and 2014, we made an impairment of US$0.4 million in our investment in Chuangyou and US$1.4 million in our investment in Voozclub Co., Ltd., or Voozclub, respectively, due to deteriorating financial position and performance of Chuangyou and Voozclub.

We may not be able to obtain the land use rights in Songjiang, Shanghai in a timely manner and we may not successfully recover our prepayment for building ownership thereunder, which may have a material adverse effect on our results of operations and financial condition.

        In May 2013, we entered into a land pre-development cooperation agreement with respect to our intention to purchase the land use rights of two parcels with an aggregated area of approximately 23,300 square meters in Songjiang District, Shanghai for a total consideration of RMB8.9 million (US$1.4 million), which has been paid in full as of December 31, 2014.

        In December 2014, we entered into a land use right transfer agreement with Songjiang Planning and Land Administration Bureau of Shanghai Municipality to purchase the land use right of the above mentioned two parcels for considerations of RMB11.0 million (US$1.8 million) (the "First Parcel") and RMB10.4 million (US$1.7 million) (the "Second Parcel"), respectively, which have been paid in full as of January 31, 2015.

        Under the land use right transfer agreement in connection with the First Parcel, we agreed that the total aggregate of our corporate entities registered under the Shanghai Songjiang District will (i) reach annual sales revenues of RMB259.2 million (US$41.8 million), (ii) the relevant annual tax expenses will be no less than RMB14.6 million (US$2.4 million) and (iii) the annual tax expenses per square meter will be no less than RMB1,200 (US$193.4) by January 26, 2020. In addition, we also committed to pay a project completion security deposit of RMB2.2 million (US$0.4 million), adhering us to certain project commencement, completion and operation milestones on specific dates. Should we fail to meet these requirements and depending on the severity of breach, we may be subject to liabilities for breach including forfeiture of a portion or all of our deposit allocated separately to each of the three requirements, termination of the transfer agreement and the forfeiture of the land use right etc.

        Under the land use right transfer agreement in connection with the Second Parcel, we agreed that the total aggregate of our corporate entities registered under the Shanghai Songjiang District will (i) reach annual revenues of RMB244.3 million (US$39.4 million), (ii) the relevant annual tax expenses will be no less than RMB13.8 million (US$2.2 million) and (iii) the annual tax expenses per square meter will be no less than RMB1,200 (US$193.4) by February 11, 2020. In addition, we also committed to pay a project completion security deposit of RMB2.1 million (US$0.3 million), adhering us to certain project commencement, completion and operation milestones on specific dates. Should we fail to meet these requirements and depending on the severity of breach, we may be subject to liabilities for breach including forfeiture ofa portion or all of our deposit allocated separately to each of the three requirements, termination of the transfer agreement and the forfeiture of the land use right etc.

        Separate from the project completion security deposits, if we fail to comply with the terms of the land use right transfer agreements (and depending on the severity of breach), we may be subject to liabilities for the breach including the forfeiture of land use rights by the PRC government. If our land use rights are forfeited, we will not be able to recover the costs incurred for the initial acquisition and will only be refunded the consideration paid for the remaining term of the land use rights, which relies on the government credit for the payment.

        In August 2013, we entered into a letter of intent with respect to our intention to purchase a building with an aggregated construction area of approximately 4,860 square meters in Songjiang District, Shanghai for a total consideration of RMB46.6 million (US$7.5 million) and made a prepayment of RMB14.0 million (US$2.3 million) in 2013. Given the current business landscape, we decided to terminate the purchase and are in the process of taking back the prepayment. Pursuant to the agreements we have entered into with the parties thereto, we will be fully refunded of the prepayments of if we fail to obtain the land use rights, or if we decide to terminate our intent under no cause. We rely on the other party's credit for the refund of our prepayment. If we have difficulty recovering the balance of the deposits we have paid, we may be obliged to record provisions for impairment loss for all or part of our prepayments, which could have a material adverse effect on our results of operations and financial condition. We believe the risk of the other party to breach its covenants is remote. However, the other party may fail to refund our deposits in a timely manner.

Our Songjiang land development relies heavily on the cooperation by the government and also requires a substantial amount of investment to complete, of which if we do not manage effectively due to our limited knowledge of land development, could adversely affect our cash balance.

        We are currently discussing with the Songjiang District government on the plan to develop our future office buildings on the parcels of land acquired in 2014. Our options include, but not limited to, developing the two parcels entirely on our own, co-developing with a third-party partner approved by the Songjiang District government, or cooperating directly with the Songjiang District government in co-development. Should we develop the project entirely on our own, we anticipate a minimum of 30% of the entire project cost to be funded by our cash balance, with the remaining in debt under limited liability entities to minimize our exposure. Given our limited knowledge in office building development, we may incur risks, such as poor construction management, inadequate quality assurance, over budgeting and delays on the project completion. While we aim to possibly co-develop with potential partners to minimize our risks, we rely heavily on the Songjiang District's governments' cooperation and willingness to approve third-party partners or their interest to co-develop with us. If we have difficulty in receiving the support of the Songjiang District government, our investment and estimated development costs may be adversely affected.

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

Our failure to anticipate or successfully implement new technologies could render our game engines, development platforms or virtual worlds and mobile games unattractive or obsolete, and reduce our revenues and market share.

        Our proprietary engines for powering our virtual worlds and mobile games, make our flexible and secure software framework and anti-cheating expertise critical to our success. Our industry is subject to rapid technological changes. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our development capabilities and our virtual worlds and mobile games competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which virtual world and mobile game technology has been and will continue to be developed, we may not be able to timely upgrade our engines or the software framework for our virtual world development in an efficient and cost-effective manner, or at all. New technologies in virtual world and mobile game programming or operations could render our technologies, our existing virtual worlds and mobile games, or the virtual worlds and mobile games that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related product development costs, purchase costs and/or licensing fees, which could result in a decline in our revenues and market share.

We may be subject to intellectual property infringement claims, which could be time-consuming and costly to defend and may result in diversion of our financial and management resources and our inability to continue providing some of our existing virtual worlds.

        We cannot assure you that our franchise characters, our plots, or other content posted on our websites or made available through our video site or our partners' site, has not infringed or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business within the relevant statute of limitation. For instance, in 2014, we were accused by Shanghai Animation Film Studio for Shanghai Taomee's unauthorized broadcast of 11 pieces of cartoons on v.61.com. We reached a settlement to pay the plaintiff a compensation of RMB44,000 (US$7,092). In late 2014, we are accused by Xi'an Jiayunshe Digital Entertainment Distribution Ltd. for Shanghai Taomee's unauthorized broadcast of four series of TV cartoons on v.61.com, and the accused compensation amount was RMB200,000 (US$32,234) with all litigation expenses. We are still in the process of evidence exchanging. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, be forced to pay fines and damages, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of our financial and management resources in defending against these third-party infringement claims, regardless of their merit. Successful infringement or other intellectual property rights claims against us may result in substantial monetary liabilities, which may disrupt our operations and materially adversely affect our business, results of operations and prospects.

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

        Although we seek to provide a safe playing environment for our users by implementing a sophisticated security mechanism, our virtual worlds and mobile games are subject to infiltrating behaviors from predators who hack the accounts of our users to gain progression advantages, access these users' accounts, or for other purposes. Despite our efforts to employ security features to filter offensive content and monitor users' interactions, there is no guarantee that we can successfully keep our users free from predatory behavior, offensive contact or other acts that violate the privacy of our users. A significant number of failures to prevent our users' exposure to such infiltration would severely harm our reputation and business.

We could be liable for breaches of security of our website and third-party payment systems, which may have a material adverse effect on our reputation and business.

        In 2012, 2013 and 2014, 26.1%, 28.1% and 34.6%, respectively, of our net sales proceeds collected were generated from sales of our virtual currency through third-party payment systems. In such transactions, secure transmission of confidential information, such as users' debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our official website, is essential for maintaining user confidence. We currently provide password protection for a majority of our users' accounts, and we were taking measures to encourage users to set password. In addition, we are developing new tools to better ensure the security of our users' accounts in the future. While we have not experienced any material breach of our security to date, we still must prevent future breaches and current security measures may be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as a result of the expanded user base and the growing use of online payment systems. We also expect that associated online crime will likely increase accordingly. We must therefore be prepared to increase our security measures and efforts so that our users have confidence in the reliability of the online payment systems that we use. We do not have directly control over the security measures of our third-party payment operators, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to safeguard confidential user information, which could harm our reputation and our ability to attract users and may have a material adverse effect on our business.

The successful operation of our online business depends on the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

        Our online business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has pledged to improve the Internet infrastructure in China as part of its stimulus packaged introduced in the first quarter of 2009, a more sophisticated Internet infrastructure may not be developed in China. We or the users of our virtual worlds and mobile games may not have access to alternative networks in the event of disruptions, failures or other problems with China's Internet infrastructure.

Unexpected network interruptions, network security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

        Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. All of the servers operating our virtual worlds and mobile games, all of the servers handling log-in, billing and data back-up matters for us, and all of our backup servers are owned by our company, and are maintained by our internal personnel. Major risks involved in such network infrastructure include any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures that may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

        In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hacking and similar events. Any network interruption, virus or other inadequacy that causes interruptions in the availability of our virtual worlds and mobile games or deterioration in the quality of access to our virtual worlds could reduce our users' satisfaction and ultimately harm our business and results of operations.

We face risks associated with the licensing of our virtual worlds, mobile games, film or cartoon animations overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

        In order to expand into overseas markets, we have licensed our virtual worlds and mobile games to overseas operators or distributors. As of the date of this annual report, our virtual worlds have been licensed in Taiwan and our mobile game, Reverse World, has been licensed in countries and regions including North America, Europe, Korea, Thailand, Taiwan, Hong Kong, Macau and Singapore. We may license our existing and new products in other countries and regions in the future. The offering of our products in the international markets could expose us to a number of risks, including:

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

        Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Benson Haibing Wang, our chief executive officer, and Mr. Roc Yunpeng Cheng, our president. In 2014, certain of our executive officers resigned from their positions. For example, in February 2014, Mr. Crow Zhen Wei stepped down from his position as our chief technology officer for personal reasons. In April 2014, Mr. Paul Keung stepped down from his position as our chief financial officer for personal reasons, and we appointed Mr. Sam Lawn as replacement and ensured a seamless transition. In December 2014, Mr. Owen Quan Zhou stepped down from his position of human resources vice president for personal reasons. Although we believe that these changes of our management team did not materially affect our business operations, if one or more of our senior management or key personnel are unable or unwilling to continue in their present positions in the future, we may not be able to replace them easily or at all, and our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain key personnel.

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

        As of December 31, 2014, our founders, Mr. Jason Liqing Zeng, Mr. Benson Haibing Wang, Mr. Crow Zhen Wei and Mr. Roc Yunpeng Cheng, who beneficially own our shares through a number of holding entities, and the Qiming Funds together hold 67.9% of our outstanding share capital. Accordingly, our founders and the Qiming Funds have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election and change of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, these principal shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders.

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

  •
  the introduction of virtual worlds, mobile games and other online and offline services and products;

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

        Additionally, because most of our operating expenses are expected to remain stable in absolute amount in the future, our net income during any given quarter may be adversely affected by any decrease in revenue due to the competition and seasonality effect.

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

        Prior to our initial public offering, we had been a private company with a short operating history and limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for 2012, 2013 and 2014, we and our auditors, an independent registered public accounting firm, identified certain deficiencies in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB. In connection with our management's assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2014, we have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting.

        We will continue to implement measures to remedy any deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting in the future. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

        We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product launches, investments and/or acquisitions, our Songjiang land development projects, as well as the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity securities or securities convertible into our ordinary shares could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. Financing may not be available in amounts or on terms acceptable to us, if at all, especially if there is a recession or other events causing volatilities in the capital markets worldwide.

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

        In the opinion of Allbright Law Offices, our PRC counsel, (i) the ownership structure and the business and operation model of Shanghai Shengran and Shanghai Taomee are not in violation of any provisions of applicable PRC laws and regulations, and (ii) each contract under Shanghai Shengran's contractual arrangements with Shanghai Taomee and its shareholders is valid and legally binding. However, Allbright Law Offices also advised us that there are uncertainties regarding the interpretation and application of PRC laws and regulations, including the MII Circular. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

        If we are found to be in violation of any existing or future PRC laws or regulations, including the MII Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Shanghai Shengran or Shanghai Taomee's business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue or restrict our transaction with our VIEs, VIEs' subsidiaries or PRC subsidiaries, limit our business expansion in China by contractual arrangements, or restrict or prohibit our use of proceeds to finance our business and operation in China. If any of these actions results in our inability to direct the activities of VIEs or VIEs' subsidiaries that affect their economic performance, and/or our failure to receive the economic benefits from VIEs and VIEs' subsidiaries, we may not be able to consolidate the operating results of our VIEs and VIEs' subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company or our wholly owned subsidiaries.

If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties.

        Our virtual worlds and mobile games are deemed online games by relevant PRC government authorities and we are subject to relevant PRC regulations on operators of online games. On September 28, 2009, the General Administration of Press and Publication, or the GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening of the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. We are not aware of any online game companies adopting the same or similar contractual arrangements as ours having been penalized or ordered to be terminated since the GAPP Notice first became effective. As advised by our PRC counsel, Allbright Law Offices, there is uncertainty with respect to the interpretation and implementation of the GAPP Notice; although (i) according to the relevant provisions of the Regulation on the Main Functions, Internal Organization and Staffing of the GAPP issued by the General Office of the State Council on July 11, 2008, or the Regulation on Three Provisions, the GAPP is authorized to approve the publication of online games before their launch on the Internet, while the Ministry of Culture is authorized to administer and regulate the overall online game industry; (ii) a circular on the interpretation of the Regulations on Three Provisions, which was issued by the office of the Central Organization Establishment Commission on September 7, 2009, provides that once an online game is launched on the Internet, it will only be regulated by the Ministry of Culture, and that if an online game is launched on the Internet without prior approval of the GAPP, the Ministry of Culture, instead of the GAPP, is the direct authority to investigate the game; and (iii) the original set of our contractual agreements with our significant VIE took effect in June 2009, which was prior to the effective date of the GAPP Notice. There are, however, uncertainties regarding the interpretation and application of the GAPP Notice. Accordingly, we cannot assure you that the GAPP will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. In the event that we, our PRC subsidiary or VIEs are found to be in violation of the GAPP Notice to operate our online virtual worlds, the GAPP in conjunction with the relevant regulatory authorities would have the power to investigate and deal with such violations, including in the most serious cases where relevant licenses and registrations would be suspended or revoked.

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

        Shanghai Taomee is jointly owned by Mr. Jason Liqing Zeng, our chairman and director, Mr. Benson Haibing Wang, our co-founder, director and chief executive officer, Mr. Crow Zhen Wei, our co-founder and director, Mr. Roc Yunpeng Cheng, our co-founder, director and president, Mr. Bin Wang and Mr. Yuliang Feng. In addition, except for Mr. Bin Wang and Mr. Yuliang Feng, the above other individuals are also directors or executive officers of Shanghai Taomee. The PRC Company Law provides that a director or member of management owes a fiduciary duty to the company he directs or manages. The abovementioned individuals, except for Mr. Bin Wang and Mr. Yuliang Feng, must therefore act in good faith and in the best interests of Shanghai Taomee and must not use their respective positions for personal gain. These laws do not require them to consider our best interests when making decisions as a director or member of management of Shanghai Taomee.

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

        In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the Equity Interest Pledge Agreements, the amount of registered equity interests in Shanghai Taomee pledged to us was stated as RMB10.0 million (US$1.6 million), which represents 100% of the registered capital of Shanghai Taomee. The Equity Interest Pledge Agreements with the shareholders of Shanghai Taomee provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the contractual arrangements. In case of a breach of the contractual arrangement, Shanghai Shengran, as the pledgee, can require the shareholders of Shanghai Taomee to sell the pledged equity interest in a private sale or auction in order to realize Shanghai Shengran's right to the pledged equity interest in Shanghai Taomee. However, if the proceeds obtained by the shareholders of Shanghai Taomee from the foregoing realization process are insufficient to cover the full amount payable to Shanghai Shengran, the uncovered part will be determined as unsecured debt and will rank pari passu with other unsecured debt of the shareholders of Shanghai Taomee. We do not have agreements that pledge the assets of Shanghai Taomee for the benefit of us.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        In January 2015, MOFCOM published a draft of the proposed Foreign Investment Law, or Draft FIL, for public review and comments. If enacted, the Draft FIL would replace the existing laws regulating foreign investment in China and harmonize the regulations governing both foreign invested enterprises and PRC domestic entities. Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign invested enterprise. Foreign invested enterprises that operate in industries deemed to be either "restricted" or "prohibited" in a "negative list" will be subject to entry clearance and other approvals not required for PRC domestic entities unless such foreign invested enterprises can demonstrate that it is ultimately controlled by a PRC entity. Under the Draft FIL, variable interest entities would also be deemed as foreign invested enterprises, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure. Because the negative list has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment. The entry clearance and approvals could prevent certain foreign invested enterprises that operate in industries on the negative list from continuing to conduct their operations through contractual arrangements.

        There is substantial uncertainty regarding the Draft FIL, including the content of its final form and the timing of its adoption and implementation. Moreover, it is uncertain whether the Internet content provision service, online gaming, internet publishing and other internet-based industries, in which our subsidiaries and affiliated entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the "negative list" to be issued. If adopted in its current form and if those industries in which we and our subsidiaries and affiliated entities operate fall in the scope of the negative list, the Draft FIL could have a material and adverse impact on our ability to participate in key sectors of the Chinese economy, including the online game business, as well as the effectiveness or the necessity of our contractual arrangements with our affiliated entities. As of the date of this annual report, the majority of our ultimate controlling persons are all PRC citizens.

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

        On June 3, 2010, the Ministry of Culture, or the MOC, adopted the Provisional Administration Measures of Online Games, or the Online Games Administration Measures, which became effective as of August 1, 2010. The MOC also issued a notice regarding the implementation of the Online Games Administration Measures. We are required to establish the identity verification systems within three months of the effectiveness of the Online Games Administration Measures for online games and virtual worlds which started operation after August 1, 2010, and within six months for those which started operation prior to August 1, 2010. Failing to do so may subject us to an order from relevant authorities to rectify and a fine up to RMB20,000 (US$3,223).

        However, since the users of our virtual worlds and mobile games are principally minors, the implementation of an identity verification system has practical difficulties, mainly because most minors do not have PRC identity cards. We understand that the purpose of identity verification system required under the abovementioned circular issued in 2007 is to facilitate addiction prevention; hence, we have implemented addiction prevention programs for all users of our virtual worlds. We have established the identity verification system in all of our virtual worlds and are currently using it as one of the ways for registration. We plan to use the identity verification system as the only option for registration once required by relevant authorities.

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

        We are required to obtain applicable permits or approvals from different regulatory authorities in order to operate our virtual worlds. An Internet content provider, or ICP, such as Shanghai Taomee, must obtain an ICP license in order to engage in any commercial ICP operations in China. Online game operators must also obtain a license from the Ministry of Culture and an Internet publishing license from the GAPP in order to distribute games through the Internet. We hold the Internet culture operation license issued by the Ministry of Culture and the Internet publishing license issued by GAPP. Prior to obtaining the Internet publishing license from GAPP, we worked with third party publishers to publish Mole's World, Seer, Flower Angel, Magic Haqi and Gong Fu Pai. We have obtained 21 approvals from the GAPP in total, covering the Internet publications of all the virtual worlds and mobile games which are developed by us and have been commercially launched, including Mole's World, Seer, Magic Haqi, Flower Angel ,Gong Fu Pai, The Monsters and Reverse World. If we cannot obtain the GAPP approval for our virtual worlds to be launched in future or fail to maintain any of our permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

        As virtual world and online game industry continues to develop in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have. As a result, uncertainties exist regarding the interpretation and implementation of current and future PRC laws and regulations applicable to virtual worlds and mobile games. We cannot assure you that we will be able to timely obtain required licenses or any other new license required in the future, or at all. We cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

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

        To further build our franchises and animated characters, in October 2011, we expanded into mobile front by releasing the mobile version of Mole's World, which is our first mobile game. Since then, we further expanded our mobile game portfolio, including multiple games based on Seer franchise and Mole's World franchise and a mobile application named "Taomee Mama" as well as a few e-books. In December 2013, we reorganized our wireless division and launched a new studio named "Glove Game" to develop mainstream mobile games like Reverse World, and no longer focus solely on the children entertainment market. Our accumulated mobile downloads on Apple iOS and Android platforms increased to over 36.8 million as of December 31, 2014. All of our mobile games can be downloaded onto iPhones and iPads through Apple's App Store, or downloaded onto Android based mobile devices through Google Play Store or other app portals. We may charge a fee for download or provide free download of our mobile products, depending on the nature of our different types of products and relevant distribution strategies; while we may have an in-application purchase system for virtual items. Currently, there is no official or public interpretation on the distinction between the terms of online games and mobile games, and we understand that the term of online mobile games are covered by the definition of "online games" under the Regulation on Three Provisions, and we have obtained the approvals from the GAPP covering all of our online games, including Mole's World and Seer. However, it still remains uncertain whether we need to obtain approvals for our online mobile games before we distribute such mobile games online. Furthermore, even under the assumption that our mobile games are subject to separate approvals before they are released online, it is still unclear whether we, as the developer of our games, or the third-party operators who manage and operate the platform where our mobile games are offered to the public for download, are required to apply for the approval from GAPP before such online mobile games are distributed online.

        As of December 31, 2014, we have released over 12 e-books which featured the Mole's World franchise and Seer animation application on Apple's IOS platform. According to the Opinions of GAPP on the Development of E-Books Industry, which was promulgated by GAPP on October 9, 2010 and took effective on the same day, enterprises engaging in e-book industries are subject to approvals and administration from relevant governmental authorities. In addition, enterprises engaging in the creation, editing and publication of e-books or in the operation of platform where the e-book resources are delivered to users are deemed as e-book publishers and are subject to approvals for the publication of e-books. Since there is no official or public interpretation on the definition of e-book publication, we are not certain whether our release of e-books on mobile platforms will be deemed as publication and therefore be subject to the approval of GAPP.

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

        On July 19, 2004, SARFT promulgated the Administration Rules on the Production and Operation of Broadcasting Television Programs, pursuant to which an entity that plans to produce and operate television and broadcast programs in China is required to obtain the License for Producing and Operating Television and Broadcast Programs. On July 11, 2006, SARFT issued Provisional Regulations on Filing and Publicity of Domestic Television Animations, stipulating that registrations for domestic television animations must be filed with, and be publicly displayed by, SARFT prior to their production. On February 14, 2008, SARFT promulgated the Notice of the State Administration of Radio, Film and Television on Strengthening the Administration of the Broadcasting of Animation Series and on May 14, 2010, SARFT further promulgated Regulations on Content of Television Series, which stated that for each domestic television animation completed, the animation production entity is required to obtain the Domestic Animation Publication License prior to the broadcast of such domestic television animation to the public.

        We cooperate with third parties with the requisite qualifications and licenses in the production and distribution of the animation series and film based on our Mole's World franchise, the animation series and film based on our Seer franchise and the animation series based on our Flower Angel franchise. Shanghai Taomee Animation Co., Ltd. has obtained (i) the license for the production and broadcasting of radio and television program, and the license for the broadcasting of Seer I, Seer II, Seer III, Mole's World III and Flower Angel animation series, (ii) license of public screening for the third and fourth film based on our Seer franchise, and (iii) the license of public screening for the third film based on our Mole's World franchise. If we fail to renew the Broadcasting and Television Program Production License obtained by us or if we or the third parties we worked with cannot obtain the license from SARFT for any of our future animation television series or films, the business of animation and film production will be adversely affected. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

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

        Users of our virtual worlds and mobile games acquire and accumulate some virtual assets, such as performance-enhancing items, clothing, accessories and other in-game items. Such virtual assets can be highly valued by users. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no PRC laws and regulations governing property rights of virtual assets. As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of virtual worlds such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by users. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by users, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by users. In the event of a loss of virtual assets, we may be sued by users and may be held liable for damages.

Restrictions on virtual currency may adversely affect our game operations revenues.

        A significant part of our virtual world operations revenues are collected through the sale of our prepaid cards. The Notice on the Reinforcement of the Administration of Online Games issued by the Ministry of Culture and other governmental authorities on February 15, 2007, directs the People's Bank of China to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice also applies to virtual worlds we operate. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual users should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game items. On June 4, 2009, Ministry of Culture and Ministry of Commerce jointly issued Notice on the Reinforcement of the Administration of Virtual Currency in Online Games, which defines what virtual currency is and requires that entities obtain the approval from the Ministry of Culture before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. We have obtained the approval from the Ministry of Culture for the issuing of our virtual currency. These restrictions on virtual currency may result in lower sales of our prepaid cards, and could have an adverse effect on our revenues from online business.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

        Shanghai Taomee, as a "software enterprise," enjoyed a full exemption from enterprise income tax, or EIT, in 2009 and 2010 and a 50% reduction in the EIT rate from 2011 to 2013. In addition, an enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a "High and New Technology Enterprise", or HNTE. In 2010, Shanghai Taomee obtained "High and New Technology Enterprise" qualification, or HNTE qualification, which is effective for a period of three years and could be renewed thereafter. In 2013, Shanghai Taomee applied for the renewal and received a new HNTE qualification and was approved by local tax authority to enjoy a preferential tax rate of 15% from January 2014 to December 2015. In 2014, Shanghai Taomee applied for preferential tax treatment as a HNTE. Shanghai Shengran was entitled to the full EIT exemption for 2010 and 2011, and 50% reduction in EIT rate from 2012 to 2014. Shanghai Shengran obtained HNTE qualification in 2012 and has not applied to the relevant tax authority for preferential tax treatment as a HNTE. Shanghai Xinsheng also obtained a Software Enterprise Certification in 2013 and has not applied to the relevant tax authority for the two-year EIT exemption and a three-year 50% EIT rate reduction preferential tax treatment as a "software enterprise" due to its accumulated loss position.

        Being qualified as a "software enterprise" by the relevant governmental authority is a condition precedent to enterprise's application to the relevant tax authority to apply for preferential tax treatment for the two-year EIT exemption and a three-year 50% EIT rate reduction as a "software enterprise". On February 24, 2015, the State Council issued the Decision on Cancelling and Adjusting a Batch of Administrative Approval Items and other Matters, pursuant to which the government approval of qualification of "software enterprise" and registration of software products are released. However, there is no specific regulation or implementation issued by the relevant tax authority on how the software enterprise's preferential tax treatment application may be adapted to such release.

        According to the Notice of the Ministry of Finance and Other Departments regarding Several Opinions on Facilitating the Development of China's Animation Industry forwarded by the General Office of the State Council on April 25, 2006, an animation enterprise as recognized by the relevant department of the State Council which independently develops or produces animation products can apply for certain tax preferential treatment as applied to the software enterprises. Shanghai Animation was recognized as an "animation enterprise" in November 2013. Currently Shanghai Animation has not applied to the relevant tax authority for the two-year EIT exemption and a three-year 50% EIT rate reduction preferential tax treatment as an "animation enterprise" due to its accumulated loss position.

        If Shanghai Taomee, Shanghai Shengran, Shanghai Xinsheng or Shanghai Animation fail to maintain their respective qualification for preferential tax treatments, the effective EIT rate will increase, which could adversely affect our results of operations. In addition, various local governments in China have provided discretionary preferential tax treatments to us. However, these local governments may decide to reduce or eliminate these preferential tax treatments at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Any expiration, reduction or discontinuation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus have a material adverse effect on our operating results.

Further roll-out of the PRC government's plan to replace business tax with value-added tax, or VAT, may subject us to higher tax rate, which could adversely affect our results of operations.

        Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers providing taxable services falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or Circular 111, pursuant to which, from January 1, 2012, VAT has replaced business tax in the transport and shipping industry and some of the modern service industries in Shanghai. In July 2012, the Ministry of Finance and the State Administration of Taxation promulgated the Circular concerning Implementing the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax for Transport and Shipping Industry and Certain Modern Service Industries in Eight Provinces and Municipalities (including Beijing), or Circular 71, which expanded the pilot regions to other eight provinces and municipalities including Beijing, Tianjin, and Shenzhen. In May 2013, the Ministry of Finance and the State Administration of Taxation promulgated the Circular concerning Implementing the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax for Transport and Shipping Industry and Certain Modern Service Industries across the Country, or Circular 37, which expanded the pilot regions to the whole nation and Circular 111 and Circular 71 were annulled accordingly. In December 2013, the Ministry of Finance and the State Administration of Taxation promulgated the Circular on Expanding the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax to Railway Transport and Postal Service, or Circular 106, pursuant to which, from January 1, 2014, VAT would replace business tax in the transport and shipping industry, postal service and some of the modern service industries in PRC and Circular 37 was annulled accordingly. Under Circular 106, a VAT rate of 6% applies to certain modern service industries. In April 2014, the Ministry of Finance and the State Administration of Taxation promulgated the Circular on Expanding the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax to Telecommunication Industry, or Circular 43, pursuant to which, from June 1, 2014, VAT would also replace business tax in telecommunication industry. Most of our consolidated affiliated entities are located in these pilot regions, and the revenues recognized from part of our businesses operated by Shanghai Shengran, Shanghai Taomee, Shanghai Animation and Shanghai Xinsheng are subject to VAT at a rate of 6% for certain other services such as advertisement, merchandise licensing and film box office revenue sharing and 17% for software sales, while other part of our business are still subject to PRC business tax at a statutory tax rate of 5%. If this plan is extended to apply to other part of our business, we may be subject to VAT rate which is higher than the business tax rate, which could harm our financial condition and results of operations.

        Pursuant to the Notice on Several Economic Policies for Supporting the Development of Films promulgated jointly by the Ministry of Finance, the National Development and Reform Commission, the Ministry of Land and Resources, and other departments on May 31, 2014, which took effective on the same day, from January 1, 2014 to December 31, 2018, film producing companies will be exempted from paying VAT on the revenues generated from their sale of film copies (including digital copies) or the transfer of copyright, and film distribution companies will be exempted from paying VAT on revenues generated from distribution of films. Shanghai Taomee has obtained such VAT exemption for revenues generated from Mole II film and Shanghai Animation has obtained such VAT exemption for revenues generated from Seer IV film and Mole III film.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business.

        We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiary in China for our cash requirements, including the funds necessary to service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The registered capital of Shanghai Shengran is RMB77.075 million (US$12.4 million). As of the date of this annual report, Shanghai Shengran has made allocations to its statutory reserve fund in compliance with the applicable PRC laws and regulations. Furthermore, if our subsidiary in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiary. If earnings from our PRC subsidiary were to decline, our earnings and cash flow would be materially and adversely affected. Our cash flows are principally derived from dividends paid to us by our PRC subsidiary. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiary and its ability to pay dividends out of its earnings. Our PRC subsidiary does not have a history of paying dividends. We cannot assure you that our PRC subsidiary will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

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

        SAFE issued a public notice in October 2005 (the SAFE Circular 75) requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose vehicle." SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as the change of its PRC resident individual shareholder, its name or business term, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

        All our individual shareholders who are subject to the SAFE Circular 37 have completed registration with SAFE with regard to the capital contribution to our company or their shareholding in our company as required under SAFE Circular 37, and they have also filed application for change of registration to reflect our company's investment activities and later share subdivision. We are committed to compliance with SAFE Circular 37 and have taken steps to ensure that our shareholders and beneficial owners who are subject to SAFE Circular 37 also comply with the relevant rules. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiary and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiary and our PRC subsidiary's ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

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

        Our PRC counsel, Allbright Law Offices, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange, because we do not constitute a special purpose vehicle, as defined by the New M&A Rules, which is required to obtain approval from the CSRC for overseas listing, no provision in the New M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the New M&A Rules, and no public record is found indicating that any of the issuers having similar onshore corporate structures and already listed on an off-shore stock exchange has been required by the CSRC to procure the approval of the CSRC prior to its listing. However, our PRC counsel has further advised us that there remains some uncertainty as to how the New M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the New M&A Rules.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

        Starting in 2011, the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between the U.S. and PRC law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission ("CSRC").

        In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

        If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

        We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our current operations in China through our subsidiary and affiliated entities in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these individuals or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

        There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

        Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, and by the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the

Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or controlling shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

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

        Based on the market price of our ADSs and composition of our income and assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test may be determined, in part, by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for our taxable year ended December 31, 2014, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation") of our ADSs or ordinary shares with respect to any "excess distribution" received from us and any gain from a sale or other disposition of our ADSs or ordinary shares. See "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company."

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

        On November 11, 2010, we incorporated Shanghai Taomee Animation Co., Ltd., or Shanghai Animation, a PRC company wholly owned by Shanghai Taomee which focuses on developing and distributing animated film and cartoon animations. On June 19, 2012, we increased Shanghai Animation's share capital from RMB5.0 million (US$0.8 million) to RMB25.0 million (US$4.0 million). On February 3, 2015, we were approved to increase Shanghai Animation's share capital from RMB25.0 million (US$4.0 million) to RMB60.0 million (US$9.7 million) and as of the date of this annual report, we have not paid the additional RMB35.0 million share capitals.

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

        On November 28, 2011, we announced a share repurchase plan to repurchase up to US$10.0 million worth of outstanding American Depositary Shares, or ADSs, (each ADS represents twenty ordinary shares of the Company) over a 12-month period. On September 28, 2012 and November 26, 2013, respectively, we extended the share repurchase plan for another 12 months from November 23, 2012 to November 23, 2013, and from November 24, 2013 to November 23, 2014, respectively. On March 28, 2014, we announced a second share repurchase plan to repurchase up to an additional US$10.0 million worth of outstanding ADSs over a 12-month period. As of December 31, 2014, we had repurchased an aggregated of 2,940,370 ADSs, representing 58,807,400 ordinary shares on the open market for total cash consideration of US$14.7 million. On March 21, 2015, we extended the second share repurchase plan for an additional year from March 29, 2015 to March 28, 2016.

        In the first quarter of 2012, we entered into an investment agreement of US$0.1 million with Guangzhou Chuangyou Information Technology Co., Ltd., or Chuangyou, a company principally engaged in the design and development of online games in China, to acquire 6.0% of Chuangyou's equity interest and a contingent call option to further subscribe 13.16% newly issued equity interest for US$0.6 million. In September 2012, Shanghai Taomee exercised the call option and completed the further acquisition in January 2013, resulted in 19.16% equity interest in Chuangyou. In December 2013, Chuangyou entered into an agreement to issue new shares for RMB2.5 million (US$0.4 million) to a new investor. The Company's equity share in Chuangyou was diluted to 9.58% upon the closing of the transaction. Chuangyou is a related party of us, as one of Chuangyou's investors is our director and principle shareholder.

        On June 1, 2012, we incorporated Guangdong Taomee Animation Technology Co., Ltd., or Guangdong Taomee, under the laws of PRC, which primarily focuses on the design and distribution of toys, trading cards as well as other products. Shanghai Taomee and an individual shareholder, Mr. Jinjun Zhao, are registered as the shareholders of Guangdong Taomee, holding 80% and 20% of the equity interest in Guangdong Taomee, respectively. Notwithstanding the foregoing, among the equity interest in Guangdong Taomee currently registered under the name of Mr. Jinjun Zhao 15% of the equity interest in Guangdong Taome is nominally held by Mr. Jinjun Zhao and is subject to a vesting schedule as provided under the Subscription Agreement entered into between Shanghai Taomee and Mr. Jinjun Zhao on June 1, 2012, where two thirds of the foregoing 15% equity interest will be allocated to Mr. Jinjun Zhao annually upon the anniversary of each one year period for his employment in Guangdong Taomee. As a result, as of December 31, 2014, two thirds out of the 15% equity interest in Guangdong Taomee nominally held by Mr. Jinjun Zhao, i.e. 10% equity interest in Guangdong Taomee, has been allocated to Mr. Jinjun Zhao, and therefore Mr. Jinjun Zhao actually held 15% equity interest in Guangdong Taomee and our equity interest in Guangdong Taomee was 85%.

        In September 2012, we obtained a minor equity interest in Gamespedia Holdings Limited, or Gamespedia, a Cayman Island company which operates its mini game portal website through its wholly owned subsidiaries and VIEs in China, with total consideration of US$6.2 million.

        In October 2012, we incorporated Shanghai Xinsheng Information Technology Co., Ltd., or Shanghai Xinsheng, a PRC company wholly owned by Shanghai Shengran, which focuses on mobile game development. In June 2014, Shanghai Shengran entered into a capital injection agreement with an unrelated individual, Mr. Min Chen, under which Shengran agreed to pay RMB15.0 million (US$2.4 million) share capital and own 90% of Shanghai Xinsheng's total share equity, including 5% of which is held as nominee shareholder and reserved as an option pool with no dividend sharing right and voting right. Mr. Min Chen owns the remaining 10% of Shanghai Xinsheng's share equity, of which, 1.67% is funded through a two-year, interest-free loan of RMB0.3 million (US$0.05 million) lent by Shanghai Shengran, while 8.33%, or RMB1.7 million (US$0.3 million), is in exchange for Mr. Chen's future service from November 11, 2013 to November 11, 2016 at Shanghai Xinsheng. Of the remaining 8.33% of Shanghai Xinsheng's total share equity allocated to Mr. Chen, 5.33% was vested as soon as

Shanghai Xinsheng's capital injection was completed, and another 3% will be vested in increments of 1% on each January 1, following the first, second and third anniversaries, respectively, of the starting date of Mr. Min Chen's labor contract. As of December 31, 2014, Mr. Min Chen held 7% equity interest in Shanghai Xinsheng and our equity interest in Shanghai Xinsheng was 93%.

        In February 2013, we acquired a minority equity interest in Voozclub, a Korea-based character and animation studio with an established presence in global brand licensing, online games, publishing and theme parks for a cash consideration of US$1.4 million. In 2014, we assessed that there was a non-temporary decrease in the investment value, due to the deteriorating operating and financial performance of Voozclub and so we fully impaired this investment.

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

        In December 2013, we entered into an investment agreement to acquire the minority interest in a company incorporated in New York City, which develops mobile applications, animation and products for pre-school children, for a cash consideration of US$150,003.

        In January 2014, we entered into an agreement with Shanghai Weiju Network Technology Co., Ltd, or Shanghai Weiju, a Hi-tech toy design and R&D company to subscribe for 25% of Shanghai Weiju's newly issued ordinary shares for cash consideration of RMB3.0 million (US$0.5 million). In December 2014, Shanghai Taomee increased its equity shareholding in Shanghai Weiju from 25% to 45% for considerations of RMB10.0 million (US$1.6 million).

        In July 2014, we incorporated Shanghai Jushou Wireless Technology Co., Ltd., or Jushou Wireless, a PRC company, which focuses on distributing and operating mobile games. Shanghai Taomee and an individual shareholder, Mr. Min Chen, are registered as shareholders of Jushou Wireless, holding 90% and 10% equity interest in Jushou Wireless, respectively. Shanghai Taomee's 90% equity interest includes 5% held as nominee shareholder, which is reserved as option pool with no rights for dividend sharing and voting. Mr. Min Chen owns the remaining 10% of Jushou Wireless's share equity, of which, 1.67% is funded by a two-year interest-free loan of RMB0.2 million (US$0.03 million) lent by Shanghai Taomee, while 8.33%, or RMB0.8 million (US$0.1 million), is in exchange for his future service at Jushou Wireless from November 11, 2013 to November 11, 2016. Of the 8.33% of Jushou Wireless's total share equity, 5.33% vested immediately upon Jushou Wireless's establishment, and another 3% will be vested in increments of 1% on each January 1, following the first, second and third anniversaries, respectively, of the starting date of Mr. Min Chen's labor contract. As of December 31, 2014, Mr. Min Chen held 7% equity interest in Jushou Wireless and our equity interest in Jushou Wireless was 93%.

        In November 2014, Shanghai Taomee entered into an investment agreement with two third-parties to set up a joint venture, Beijing Caviar Communications Co., Ltd to operate the "Voice Kids China" live show and other family entertainment shows focusing on kids and teenagers. Shanghai Taomee acquired 20% of the joint venture for a cash consideration of RMB 25.0 million (US$4.1 million).

        On February 3, 2015, we incorporated Shanghai Junran Information Technology Co., Ltd., a PRC company wholly owned by Shanghai Shengran which focuses on developing web games.

        On February 4, 2015, we incorporated Shanghai Shengyu Network and Technology Co., Ltd. ("Shanghai Shengyu"), a PRC company wholly owned by Shanghai Taomee which focuses on strategic investment.

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

B.
Business Overview

        We are one of the leading children's entertainment and media companies in China. We attribute our market position to our content development and cross-media platform capabilities that leverage our innovative culture, experience in the children's entertainment market in China, and knowledge of virtual worlds and online entertainment to create enduring and iconic characters, images and story lines that attract a loyal following among children of the targeted age groups. Our success in developing branded entertainment experiences across online and mobile platforms has translated into growing demand for our franchises offline. By investing and building a cross-media platform that expands to film, cartoon animation, mobile and offline products, we hope to reduce our dependency on content distribution through online virtual worlds and web games, which we believe could enhance our brand awareness and extend franchise life cycle. We are committed to delivering exceptional entertainment to children and families and leveraging our cross-media platform and child-centric culture.

        We have a proven track record in creating branded franchises popular with children and their families through our cross-media platforms comprised of virtual worlds, print media, film, television, live events, online video streaming sites, mobile applications, and mobile games. In 2014, as a confirmation of our positive and significant influence on children, we were jointly awarded the "Important National Culture Export Enterprises" designation by the Ministry of Culture, the Ministry of Commerce, the Propaganda Department, the Treasury Department and the General Administration of Press and Publication, Radio, Film and Television. This award is a specially designated business classification which the central government grants to Chinese cultural and media-related enterprises with leading influence and international market development potential in this field.

        Established in 2007 in Shanghai as the first children's entertainment company in China, we launched our first online product Mole's World in September 2008, which became a leading popular brand among children and families. By encouraging participation and feedback from users, we successfully launched several online virtual worlds and other entertainment products in the following years, including our major franchises Seer, Flower Angel and Mole's World. To further strengthen our leading market position, we established our publishing and licensing businesses in 2010, and expanded into merchandise licensing, film and cartoon animation. As of December 31, 2014, we have launched six films featuring Mole's World and Seer. To promote our brand further, we have produced approximately 330 episodes of cartoon animation broadcasted over more than 350 TV channels throughout mainland China and Taiwan. In October 2011, we also expanded into our mobile front by releasing the mobile version of Mole's World, our first mobile game. Since then, we have released mobile versions of some of our other virtual worlds. For example, in June 2013, we launched the mobile game Seer: Universal Force on Apple's IOS platform in conjunction with related film and offline products. While we are transitioning our business to better adapt to user habits of trending from PC to mobile for entertainment, monetization on mobile gaming for children has been a difficult transition due to higher resistance from parents to accept mobile gaming as a form of paid entertainment for children. The mobile migration of users continues to be both an opportunity and a challenge to our business, evidenced by a new genre of mobile games and revenue contribution beginning in the second half of 2014 but decreasing active playing and paying accounts to our virtual worlds in 2014, respectively. We intend to combat our decreasing user trend by further investing in our franchises and increasing its popularity through films and cartoon animations, while translating into more offline products such as toys and consumer goods as well, thereby also increasing our franchise popularity among fans who play our franchise online games.

        In December 2013, we reorganized our wireless division and launched a new studio named "Glove Game" to develop mobile games. Our "Glove Game" brand and studio focus on developing mainstream mobile games, and no longer focuses solely on the children entertainment market. On July 25, 2014, we launched the mobile game Reverse World commercially in App Store. On August 6, 2014, we launched the English Version of Reverse World commercially in Google Play through IGG. Our accumulated mobile downloads on Apple iOS and Android platforms have increased to over 36.8 million as of December 31, 2014.

        Our success is partly due to our efforts to reinforce parental trust by creating a safe and enjoyable entertainment environment with wholesome, age-appropriate content and standard-setting security safeguards. We set corporate social responsibility standards and nurture a corporate culture that embraces family values and encourages education and learning.

        Our net revenues amounted to US$40.2 million in 2012, US$48.4 million in 2013 and US$42.2 million in 2014. For 2012, 2013 and 2014, 80.0%, 73.1% and 78.9% of our net revenues, respectively, were generated from subscription fees that allow users to access premium features, sales of virtual items, mobile games, online video platform, as well as other online services. The remaining 20.0%, 26.9% and 21.1% of our net revenues, respectively, were generated primarily from royalties, license fees, film box office sharing, and sales of toys from our offline business. Our gross profit amounted to US$30.2 million in 2012, US$35.1 million in 2013 and US$30.5 million in 2014. Our net income was US$8.9 million in 2012, US$5.4 million in 2013 and US$1.0 million in 2014.

Our Franchises

        We have created and developed branded entertainment franchises, including our major franchises of Mole's World, Seer and Flower Angel. Historically these franchises were born out of our virtual world popularity, in which we would then develop animations and films around the virtual world characters to further expand its influence among its users. In addition, we have also obtained from Voozclub the exclusive license to operate the franchise of Canimals in China. Our brands and franchises have expanded into various online and offline platforms including the virtual worlds, video streaming site, mobile games and applications, social networking, films and cartoon animations, merchandising and toys.

Mole's World

        Introduced in September 2008, Mole's World is our first and oldest franchise. This franchise features a community of cuddly red-nosed moles living in a variety of settings and landscapes, and who collaborate and interact in many social activities that promote wholesome family values, friendships, and happiness.

        We have launched virtual worlds including Mole's World and Mole Hero based on this franchise, and also introduced mobile games such as Mole Kart and Mole's Baby. We plan to launch other virtual worlds and mobile games based on this franchise in the future.

        Certain animated characters of our Mole's World franchise, including Princess Momo, Uncle Bodhi and Professor Kevin, have become popular among children in China. We license these characters to publishers, makers of consumer products in areas such as clothing, toys, food and beverages. Since 2011, we have launched three films and an animated television series based on this franchise. The film Mole's World II received the "Monkey King Award" for best writing in 2012. During the 2012 annual meeting of China's Animation Committee, the Mole's World animation series was ranked the sixth most beloved domestic cartoon animation in 2012 by the China Animation Association. We have not launched any new Mole's World cartoon animation since March 2013. In February 2015, we launched the third installment of its Mole's World film franchise, Legend of the Moles—The Magic Train Adventure.

Seer

        The Seer franchise, launched in September 2009 and our most popular franchise, primarily appeals to boys aged between six and 14 with a theme of space exploration and adventure. Virtual worlds and games in the Seer franchise offer a sci-fi adventure experience which fosters children's interest in science and environmental protection. For example, in the Seer virtual world, users travel through various different planets in search of new energy sources and often have to form teams with other users to defend against attacks launched by space pirates who seek to monopolize energy reserves in outer space.

        We believe the Seer virtual world encourages strong teamwork and high levels of interaction among users. The Seer virtual world integrates mini-challenges that encourage children to explore, discover and learn about physics, chemistry and mathematics. Our users often interact with classmates, parents and teachers to solve challenges.

        In November 2011, we launched a sequel virtual world Seer II, which became a popular virtual world among children and a major revenue contributor as part of our Seer franchise. In June 2013, we launched the mobile game Seer: Universal Force on Apple's iOS platform in conjunction with related film and offline products. We plan to launch other virtual worlds and mobile games based on this franchise in the future.

        Certain animated characters of our Seer franchise, including Mechanic Xixi, Captain Roger and Elf Rey, have become highly popular among children in China and we license these characters to publishers, as well as makers of consumer products, such as clothing, toys and food and beverages. Since 2011, we have launched four films and an animated television series based on this franchise. In 2014, we launched the flim Seer IV: Magic Stone Wars based on the Seer franchise, a storyline launched simultaneously across film, and, as well as consumer products and books.

        The Seer franchise has received numerous awards. Seer was granted three awards in the second Animation Award Selection hosted by the Ministry of Culture in 2014. These were the Best Cartoon Image Award for the Seer image, the "Best Animation International Market Development Award" for the Seer series and the "Best Animated Film Award" for the film Seer III. Seer's image "A Tie Da" was selected as "the fourth of China's Top Ten Cartoon Image" in 2014.

Flower Angel

        We introduced Flower Angel, originally named "Flower Fairy", our first franchise appealing to younger girls, aged five to 10, in June 2010. In the Flower Angel virtual world, each user chooses from a variety of angel attributes and flower worlds to create a dream-like fairytale storyline. The user's angel is in charge of tending her own garden, cultivating various flowers and plants, and decorating her homes. The storyline promotes artistic expression, happiness, creativity, responsibility and cooperation. Certain animated characters, including Princess Wisdom and Princess Benevolence, have become highly popular among children in China. We have integrated many of the aforementioned attributes that promote healthy development of children into the franchise.

        In February 2014, we introduced an animated television series based on this franchise to promote our products further. We believe that cartoon animation series could extend the life cycle of the online game, expand the audience's fan base, and bring additional monetization opportunities.

Other Franchises

Canimals

        In 2012, we obtained from Voozclub the exclusive license to operate the Canimals franchise in Mainland China. Voozclub, incorporated in Korea, is a character development and animation studio that produces merchandise concepts and style guides, digital applications and animation, and also licenses the content and characters to global partners. The characters produced by Voozclub differ from our own set of characters, and therefore they help diversify our platform franchises. Canimals includes the alien animal characters of Ato, Nia, Fizzy, Mimi, Pow, Toki, Leon, Uly and Oz, and is a franchise appealing to tweener and teenagers, primarily girls aged between 9 and 18. We have also launched Canimals mobile applications and animations produced by Voozclub. In 2014, we impaired our investment in Voozclub but the Canimal franchise has not been impaired.

Our Business Segments

        We provide a diverse portfolio of services and products through two business segments: online business and offline business.

Online Business

        The online business includes developing and operating online virtual worlds, mobile games and other online entertainment services. Our online business achieved scale through the strength of our technology platform and targeted distribution network. Our reliable and flexible proprietary technology platform, coupled with our experienced research and development team, allows us to expand our user base quickly, enhance the online experience of our users and shorten development cycles.

  Our virtual worlds

        Since our inception in 2007, we have successfully launched over ten virtual worlds including our most popular virtual worlds, namely, Seer series, Gong Fu Pai, Flower Angel and The Monsters, for children aged between five and 15. Historically if our virtual worlds generate enough user interest and popularity, we will consider creating animation and film for this virtual world in hopes of developing it into an entertainment franchise. In our virtual worlds, all of which are all accessible through our online community, www.61.com, children adopt avatars and participate in interactive games and activities set in fantasy landscape with evolving story lines. We have also licensed several third-party games hosted on our servers and have links on our website to third-party hosted games. We have licensed the content to a partner in Taiwan.

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

        Our virtual worlds adopt a free-to-play model while offering premium features to users who pay for a 30-day subscription or virtual items. These users enjoy additional capabilities and special privileges, such as having a higher upper limit for the total number of friends that the users can have and access to exclusive online parties.

        In addition to generating revenues through subscriptions, we also have an item-based revenue stream. Our virtual world currency, the Mibi, can purchase coveted items such as special edition clothing, accessories, and upgrades, which cannot be redeemed by virtual rewards from the in-community experience.

  Our mobile games

        We remain focused on developing and expanding our mobile game as we anticipate more users interacting with our characters and franchises through mobile devices, following the general industry trend of user migration from PC to mobile. In October 2011, we expanded into the mobile front by releasing the mobile version of Mole's World, our first mobile game. Since then, we have released mobile versions of our Mole and Seer virtual worlds. For example, in June 2013, we launched the mobile game Seer: Universal Force on Apple's iOS platform in conjunction with related film and offline products. In December 2013, we reorganized our wireless division and launched a new studio named "Glove Game" to develop mainstream mobile games, which expands our focus beyond solely developing applications for the children entertainment market. On July 25 2014, we commercially launched the mobile game Reverse World in App Store and reached No. 26 among the best-selling apps. On August 6, 2014, we commercially launched Reverse World English Version in Google Play through IGG and achieved over 40,000 downloads on the first day of commercial launch. From August to November 2014, we launched Reverse World in multiple countries and regions other than mainland China, including North America, Europe, Taiwan, Thailand, Hong Kong, Macau and Singapore. In December 2014, we launched Reverse World Korean Version in Korea via Netmarble. Reverse World Korean Version has been distributed through the KAKAO Talk channel, which is similar to Tencent's Wechat and Facebook's Whatsapp. As of the date of this annual report, our mobile games are licensed in numerous countries and regions including North America, Europe, Korea, Thailand, Taiwan, Hong Kong, Macau and Singapore.

        All of our mobile games can be downloaded onto iPhones and iPads through Apple's App Store, or downloaded onto Android based mobile devices through Google Play Store or other app portals. We may charge a fee for download or provide free download of our mobile products, depending on the nature of our different types of products and relevant distribution strategies. As of December 31, 2014, the number of downloads for the mobile applications operated by us has reached approximately 36.8 million on Apple iOS and Android platforms collectively.

  Our other online service

        In January 2012, in cooperation with a number of China's leading online video websites that have obtained the audio/video program transmission licenses, we launched v.61.com, a website that offers animation series based on our franchises, such as Seer and Mole's World, as well as other content from these websites. In 2014, our monthly average page views were approximately 110.3 million. By the end of 2014, we had over 130,000 cartoon animation series available online.

        In November 2012, we jointly developed with Turner Broadcasting System Asia Pacific (the parent company of Cartoon Network) ben10.61.com, a dedicated Chinese online zone for Ben 10 fans featuring videos, online games, wallpaper downloads, e-comics and character profiles.

  Online security features

        We have established a system of stringent protection mechanisms which employ a number of different approaches to improve child safety and facilitate parental supervision. Our security features include powerful content and language filters, restrictions on advertisements and access time, as well as a separate parental community and monitoring site, "Taomee MaMa" which was launched in 2010. We believe these measures reinforce parental trust, promote the healthy use of our virtual worlds in moderation at a young age, and protect children from inappropriate content online.

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

        In addition, we aim to create a healthy online environment suitable for children playing our self-developed virtual worlds. There is daily server downtime between the hours of 00:00 and 06:00 in Mainland China to encourage children to form healthy Internet usage habits. For every one hour of continued access, children receive a visual reminder and after three hours of continued access, users will experience a decrease in the rate of virtual reward accumulation. These measures encourage our users to develop moderate and sustainable usage habits.

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

  Pricing, payment and distribution

  Virtual worlds

  Pricing

        We offer the basic functions of our virtual worlds to users for free, and we charge subscription fee per virtual world for accessing premium features. Premium features significantly enhance user experience by providing users with more in-community credit and free virtual items. We also sell in-game virtual items. Our virtual items include props, clothing, home decor and accessories. We have generally maintained stable pricing for subscriptions to premium features of our virtual world and in-community items since their launch.

  Payment

        Users conduct all of the transactions on the www.61.com interactive community with our own virtual currency, the Mibi. Users may recharge their Mibi accounts through prepaid cards or other third-party payment channels.

        Users can purchase our prepaid cards through various distribution channels. Each of our prepaid cards contains a unique access code and password that enables users to recharge their Mibi account. Our prepaid cards are offered in denominations of RMB10 (US$1.6), RMB30 (US$4.8) and RMB50 (US$8.1), to provide flexibility to users. Our physical prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production and in November 2014, we changed the expiration term of newly issued prepaid cards to five years after the date of card production. We offer both physical cards and cards in virtual form which are sold online through a third-party vendor.

  Distribution

        We sell our physical prepaid cards through a network of third-party distributors. We typically collect payment from our distributors upon delivery of our prepaid cards. We sell the prepaid cards to our distributors at a pre-negotiated discount on the face value of the cards. Our distribution agreements also contain pre-set sales targets and offer a volume rebate to distributors if they achieve certain pre-set sales targets. The rebate is provided to these distributors in the form of free prepaid cards. The pre-negotiated discount rate is generally more favorable to wholesale distributors with higher sales volume. Our distribution agreements generally have a term between half a year and one year, which can be renewed through the agreement of both parties. We require our distributors to distribute prepaid cards in designated geographical areas. We also require that each distributor work closely with our marketing team and support its activities. Our virtual prepaid cards are sold via third-party online distributors and via SMS through telecom operators. We also offer the distributors of our virtual cards a pre-negotiated discount on the face value of the cards and a volume rebate. As of December 31, 2014, these distributors resell the cards to sub-distributors who, in turn, distribute the cards to over 97,000 retail outlets, such as newsstands and convenience stores, in over 1,700 towns and cities across China, many of which are strategically located near schools and other places frequented by target users.

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

  Mobile Games

  Pricing

        Our mobile games are generally free to play. Players may choose to enhance their game experience by purchasing virtual items from us. By allowing players to play our mobile games without initial costs, this business model enables us to quickly attract new players to experience our games and then gradually develop their interest in purchasing our and virtual items.

        We offer a range of virtual items to our customers. We currently offer three categories of virtual items:

  •
  Faster upgrade. Players can purchase certain virtual items to decrease the amount of time it takes to upgrade their levels.

  •
  Skill enhancements. Players can buy a wide variety of boosters that enhance their skills to help them to progress through the game.

  •
  Access to content. To unlock new episodes and new in-game virtual items with premium features.

  Distribution

        The ultimate customers of our mobile games are individual players. We license our self-developed mobile games, which are played on iOS or Android based smartphones and tablets, to certain publishers including Chukong, IGG, True Digital Plus and Netmarble. They publish such games to end players through distribution channels. Our game distribution channels primarily comprise online application stores and mobile app portals, such as Apple App Store for iOS; Google Play Store for international distribution and 360 Mobile Assistant, UC Web, 91 Wireless and SnapPea for Android. Players access our mobile games by downloading the games onto their smart mobile devices through these channels. We rely on local distribution partners for our sales in the overseas market. Our mobile game licensing agreements typically are two to three years. Under these agreements, our primary responsibility is to offer mobile games and related technical support and customer services. We will also be held liable for the losses incurred by the application stores or mobile app portals as a result of the violation of any applicable laws and regulations or the infringement upon other third parties' intellectual property rights by our mobile games. In these cases, if they were to occur, the affected application stores or the mobile app portals may terminate the agreement. Such agreements can also generally be terminated by mutual consent. In addition, due to the significant bargaining power of some of the application stores we cooperate with, such as Apple App Store, we are required to enter into the application stores' standard terms and conditions that are generally applicable to all games on their platforms and are not negotiable. These application stores and mobile app portals charge us fees for their services, which generally range between 30% and 50% of the proceeds from purchases by players.

  Payment

        We utilize third-party payment collection channels to collect proceeds from our players' purchases of our virtual items. Many of our game distribution channels have their own payment systems. Players who download our mobile games from these game distribution channels use the payment options offered by these distribution channels to make payments and purchase our virtual items by credit card, online wire transfer through third-party online payment vendors, or through the use of virtual currency offered by these distribution channels. Payments collected by these systems are settled to us upon confirmation of total proceeds collected and after deductions of certain fees and taxes and surcharges by the distribution channels, if applicable. Many of these game distribution channels have their own virtual currency, such as 91 Beans on 91 Wireless and 360 Credit on 360 Mobile Assistant. Our players may need to purchase such virtual currency first, and then convert them, at a ratio agreed upon by us and each of these game distribution channels, into our virtual items. Players of our mobile games distributed through distribution channels without their own payment collection channels, through our own website and through games pre-installed on smart mobile devices make payments through third-party online payment vendors, such as Alipay when purchasing our virtual items.

Offline Business

        Our offline business focuses on merchandise licensing, publishing, design and distribution of toys, as well as the development of media and entertainment products, animation, toys, films and self-branded TV shows.

  Licensing and Royalties

        Due to the growing popularity of the Taomee brand and our many franchises, we began licensing characters and images to third parties in 2009. We believe there is demand to license our content, but we seek to enter into licensing arrangements selectively in order to ensure the quality and integrity of our brands and franchises when they are associated with third-party content, products and services. Therefore, we have only licensed our characters and images to companies that are leaders in their respective sectors, such as traditional print, film, television media, manufacturing and select retailers of consumer merchandise such as toys, apparel, beverages and electronic devices. While we currently leverage our franchises developed for virtual worlds for our offline franchising, our goal is to develop original content for our offline business as well. Our coverage in offline business aims not only to diversify our revenues but also to raise our brand profile and extend our corporate reach as a leading children's entertainment and media company in China.

        We develop and popularize children's books and magazines featuring our franchises and characters in conjunction with third-party publishers. We typically license our franchises to publishers and earn royalties from these licenses.

        We license our franchises to leading brands in China, such as "Bright Dairy", "China Citic Bank" and "Haier". As of December 31, 2014, we licensed our franchises to companies operating in major consumer product categories including apparel, accessories, toys, stationery, consumer electronics, food, beverage, books, theme parks, live shows, and carnivals. Our license fees are usually based on a fixed percentage of the wholesale or retail selling price of the products with a guaranteed minimum payment for a given year. Terms of our license agreements are generally between one to two years.

  Film and Television

        We have invested in the development of animated film and television content in China due to the growing popularity of our franchise and characters. Our investments include the development of animation films and animation series based on our Mole's World, Seer and Flower Angel franchises. In addition, we have set up a dedicated team that focuses on content development for film, which work with experienced producers of films and televisions series.

        We have co-produced and invested in seven featured films, based on our "Mole's World" and "Seer" franchises. Our two animated films based on our franchises, Seer: The Search for the Sacred Phoenix and Legend of the Moles—The Frozen Horror, were released in theaters across China in July and August 2011 respectively. As a follow up to those successful films, we launched three sequels nationwide, Seer II, Mole's World II and Seer III, in 2012 and 2013. On July 10, 2014, we further launched the fourth sequel film of Seer franchise, Seer IV: Magic Stone Wars, in conjunction with a series of promotional campaigns and live events throughout major cities in China. The film has been watched by over 1.78 million viewers according to the public information provided by EntGroup.cn. Our film was also released on several China's leading online video and internet TV platforms, including Best TV, Tencent Video, iQiyi and Youku Tudou. On February 5, 2015, we launched the third sequel film of Mole's World franchise, Mole III: The Magic Train Adventure, in conjunction with a series of promotional campaigns and live events throughout major cities in China.

        To further promote our franchise and brand, we have also co-produced and invested in animation series of approximately 330 episodes combined based on our "Mole's World", "Seer" and "Flower Angel" franchises, which have been broadcasted on over 380 channels including China Central Television, major satellite channels, China's leading cartoon networks and our website v.61.com.

        We also operate a self-branded children's television show called Taomee Dream School which was launched in 2013 on major cartoon channels and TV stations across China. The television show, which also can be seen at http://dream.61.com/, serves as the designated television platform for premiering our original animation content.

  Toys design and Sales and Other

        We also procure and sell toys featuring our franchises. In the second quarter of 2012, we established Guangdong Taomee Animation Technology Co., Ltd. or Guangdong Taomee, a company incorporated in Guangzhou, Guangdong, China which primarily focuses on the design and distribution of toys, trading cards as well as other products.

        Our products may also offer unique promotional and interactive features that allow our customers to explore and interact with our online platform. As we continue to gain experience in our offline business, we are always seeking new offline business and marketing opportunities to expand our portfolio and to attract users to our online community.

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

Our pipeline

        We plan to release more virtual worlds every year, and to increase our product development capabilities into more interactive online entertainment platforms including mobile games in order to expand our audience and to satisfy our users as they mature and grow older. We will continue to release more mobile games for both iOS and Android platforms. In our offline business, we will continue to invest in films, animation series, books, and TV programming including Seer and Flower Angel. We also plan to design and develop toys and merchandise that may integrate features that interact with our online platform.

Seasonality

        Our quarterly results of operations may be affected by seasonal trends caused by user behavior and demand for our online and offline offerings. We expect our net revenues from online business to be higher during winter and summer vacations when there are more active users and children have more online playtime during these non-school days, which usually falls in the first and third quarters of each calendar year. Decreases in our net revenues from online business, if any, as a result of seasonality may be most visible from the third quarter to the fourth quarter of each year, as the fourth quarter has less than half of the non-school days compared to the third quarter. Moreover, the sequential decline from the first to the second quarters is accentuated because Chinese New Year, a period when children have increased pocket money, typically falls in the first quarter. These seasonality trends generally manifest themselves more clearly with respect to more mature virtual worlds and less clearly during periods of high growth that accompany the introductory stages of a highly popular virtual world.

        Seasonality of our offline business is affected by the different consumption patterns influencing different media formats or product categories for our licensed franchises and the mix of media formats and product categories. For instance, sales of certain toys and stationery sold near primary schools may decrease during winter and summer vacations, while sales of clothing may increase during such periods. In addition, our business may also be affected by the timing of new launches of content and product, such as the release of a film, cartoon animation series and new toy launches.

Competition

        As a leading children's entertainment and media company, we face competition from both online and offline players who seek to develop brands and franchises through the licensing or creation of content for children.

        Currently, we believe our principal competitors in China's online children's entertainment industry includes Tencent, the developer of Roco Kingdom, and BAIOO Family Interactive Limited (2100 HK), the developer of Aola Star and Aobi Island. Potential competitors also include major Internet portal operators, other domestic and foreign virtual world developers and operators, media companies focused on children's entertainment and alliances between our existing and new competitors. Meanwhile, the children's online entertainment industry in China is characterized by relatively low capital requirements and barriers to entry. There are a number of existing competitors in the children's online entertainment industry and we expect more entrants to offer a range of virtual worlds and digital contents targeting children in China in a relatively short period of time.

        As we expand into the mobile game market, we also compete with other mobile game developers and operators. The mobile game market is evolving and highly competitive. Unforeseen changes in this market may prove to be more advantageous to certain competitors than they will be to us. We may face further competition on the mobile front, as there are an increasing number of Internet companies in China tapping into the mobile game market which may compete directly with our mobile products.

        Our offline competitors are primarily companies that produce, license, or distribute entertainment content and merchandise to similar target groups in China. We also face online competitors entering the offline markets we compete in, along with large traditional offline competitors such as Guangdong Alpha Animation and Culture Co., Ltd, a company listed in Shenzhen Stock Exchange which primarily engages in toy and animation industry (Ticker: 002292).

        Some of our competitors, especially major foreign and China-based publicly listed media content producers, virtual world operators and mobile game developers, have significantly greater financial and marketing resources and name recognition than we have. Our competitors may adopt loss-leading pricing or other tactics or business models to attract our users. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to maintain our revenues and profitability as we operate in a competitive industry and compete against many companies."

        We believe we compete primarily on the basis of our innovative culture and proven content development capabilities, our understanding of children and the industry, our brand recognition and our cross-media platform.

Customer Services

        As of December 31, 2014, our dedicated customer service team had 58 employees, mostly serving our online users. From our inception, we have focused on catering to the needs of children and their parents and this focus is reflected in all major aspects of our service.

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

        We also leverage the large user base of our online community to engage in effective and targeted cross-selling of our online and offline products and services. We publicize the launch of new franchises primarily through promotion campaigns in our existing virtual worlds, online services and mobile applications. We also embed promotional messages in our digital products for certain licensed products sold offline. We believe such cross-selling through our online community is one of the most effective means for promoting online and offline services to our users. We also place advertisements on search engines and popular casual game portals in China to reach new users. Our distributors, who cover over 97,000 retail outlets in over 1,700 towns and cities as of December 31, 2014, are obligated to promote our prepaid cards according to the terms of our distribution agreements with them.

        We believe the films and television series based on our franchises, such as the films and television series based on Mole's World and Seer that were released in 2011, 2012, 2013 and 2014 as well as Flower Angel cartoon animation series released in 2014, are an important part our effort to build brand awareness and promote our franchises to a broader audience within a short time. See "—Our Business Segments—Offline Business."

        For a number of our licensed products, such as trading cards and books, we bundle the products with labels and promotion materials containing redemption codes for virtual items to promote cross-selling of our online and our licensees' products.

        We have also attended animation and toy exhibitions and expos, such as the China International Cartoon & Game Expo and China Licensing Expo that usually attract a large number of children and their parents to reach more potential users.

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

        As of December 31, 2014, we had received approval for 376 and 7 trademark registrations in China and Taiwan respectively and are in the process of applying for registration of 70 trademarks in China. In addition, we have obtained 105 copyright registrations for software we developed, 177 copyright registrations for Mole's World, Seer and Flower Angel animation series and 416 copyright registrations for artworks which were produced by our employees and owned by us. We also registered 38 domain names, including www.61.com, our primary operation website, and www.taomee.com, our corporate information website.

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

Employees

        We had 640, 623 and 626 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2014:

Function	Number of Employees	Percentage of total
Online operations	91	14.5%
Offline operations	30	4.8%
Product development	386	61.7%
Sales and marketing	59	8.0%
General and administrative	69	11.0%

Total	626	100.0%

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

Facilities

        We are headquartered in Shanghai. As of December 31, 2014, we leased an aggregate of approximately 7,091 square meters of offices in Shanghai and 161 square meters of offices in Guangzhou, Guangdong Province, respectively, from independent third parties, and we are in the course of developing our own corporate offices to better facilitate our further investments in gaming and animation studios.

        In May 2013, we entered into a land pre-development cooperation agreement with respect to our intention to purchase the land use rights of two parcels with an aggregated area of approximately 23,300 square meters in Songjiang District, Shanghai for a total consideration of RMB8.9 million (US$1.4 million), which has been paid in full. In December 2014, we entered into a land use right transfer agreement with Songjiang Planning and Land Administration Bureau of Shanghai Municipality to purchase the land use right of the above mentioned two parcels for considerations of RMB11.0 million (US$1.8 million) and RMB10.4 million (US$1.7 million), respectively, which have been paid in full.

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

Legal and Administrative Proceedings

        We are accused by Xi'an Jiayunshe Digital Entertainment Distribution Ltd. for Shanghai Taomee's unauthorized broadcast of four series of TV cartoons on v.61.com on December 31, 2014, and the accused compensation amount was RMB200,000 (US$32,234) with all litigation expenses. We are still in the process of evidence exchanging.

        Except the legal proceeding as foregoing, we are not a party to, and we are not aware of any other threat of, any other legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

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

Restrictions on Foreign Ownership of Telecommunications Services

        Among all of the applicable laws and regulations, the Telecommunications Regulations of the PRC, or the Telecom Regulations, implemented on September 25, 2000 and amended on July 29, 2014, are the primary regulations governing our online business activities. The Telecom Regulations set forth extensive guidelines on various aspects of telecommunications operations in China and draw a distinction between "basic telecommunications services" and "value-added telecommunications services." The Catalog of Telecommunications Business, which was amended on February 21, 2003 and became effective on April 1, 2003, and issued as an attachment to the Telecom Regulations, provides that Internet information services are value-added telecommunications services. Under the Telecom Regulations, a telecommunication business operator in China must obtain an operating license from MII or its provincial-level counterparts.

        According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the PRC State Council on December 11, 2001 and amended on September 10, 2008, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunication enterprise to 50% or less (China (Shanghai) Pilot Free Trade Zone, or Shanghai FTZ opened up seven types of value-added telecommunications services to foreign-invested value-added telecommunications enterprises that are incorporated in the Shanghai FTZ and that have all their service facilities located in the Shanghai FTZ from January 2014; from March 2015, Guangdong Province opened up certain types of value-added telecommunications services to foreign-invested value-added telecommunications enterprises that are invested by Hong Kong or Macau investors). In July 2006, the MII issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Business, according to which, a foreign investor in the telecommunication service industry of China must establish a foreign invested enterprise and apply for a telecommunication businesses operation license. On March 1, 2009, the MIIT promulgated the Administrative Measures for Telecommunications Business Operating License, or the Telecom License Measures, effective from April 10, 2009, which set forth the types of licenses required to provide telecommunication services in China and the procedures and requirements for obtaining such licenses. The licenses for foreign invested telecommunications business operators must be sought from the MIIT.

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

        We obtained the Internet publishing license from GAPP in December 2010. Prior to obtaining an Internet publishing license from GAPP, we worked with third party publishers to publish Mole's World, Seer, Flower Angel, Magic Haqi and Gong Fu Pai. If this practice is later challenged by the GAPP, we may be subject to various penalties. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing virtual worlds and online games in China are developing and are subject to future changes. If we or the third-party publishers we work with fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected." For more information on the pre-approval by the GAPP, see "—Online games administration measures."

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

        On July 11, 2008, the General Office of the State Council issued the Regulation on Main Functions, Internal Organization and Staffing of the PRC General Administration of Press and Publication, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretation, or the Interpretation on Three Provisions, collectively as the Regulation on Three Provisions and Interpretation thereof. The Regulation on Three Provisions and Interpretation thereof authorized the MOC with overall jurisdiction to regulate the online gaming industry, while granting GAPP the authority to grant approvals for the Internet publication of online games, by expressly stating that (1) administration over online games (other than pre-examination and approval before Internet publication of online games) is granted to the MOC; (2) subject to MOC's overall administration, GAPP is responsible for the pre-examination and approval for Internet publication of online games; and (3) once games are launched online, the online games will be only administrated and regulated by MOC. As of the date hereof, we have obtained 21 approvals from the GAPP in total, covering the Internet publications of all the virtual worlds and mobile games which are developed by us and have been commercially launched, including Mole's World, Seer, Magic Haqi, Flower Angel and Gong Fu Pai, The Monsters and Reverse World. We used to work with third party publishers for the publication of such franchises prior to our obtaining of the Internet publishing license.

        On September 28, 2009, the GAPP together with several other governmental authorities jointly published the Notice Regarding the Consistent Implementation of the "Regulation on Three Provisions" of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice. The GAPP Notice is issued for the purpose of consistent implementation of the Regulation on Three Provisions and Interpretation thereof. However, Article IV of the GAPP Notice prohibits foreign investors from controlling or participating in online game operating businesses directly or indirectly via wholly owned, equity joint venture or cooperative joint venture investments in China, or via contractual or technical support arrangements, or the Contractual Arrangements. As to the implementation of Article IV of the GAPP Notice, please see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, we could be subject to severe penalties" and "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing virtual worlds and online games in China are developing and are subject to future changes. If we, as the developer of our mobile games, are required to obtain applicable permits and licenses in addition to those we have obtained for online games, it may materially and adversely affect our business results and future growth."

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

        On May 14, 2004, the MOC issued the Notice Regarding the Strengthening of Network Game Censorship. This notice mandates that all imported and domestic online games are required to be filed with the MOC. We have made such filings for all of our existing virtual worlds. The filings of Mole's World, Seer, Gong Fu Pai, Flower Angel, Universal Force, The Monsters, Avatar Star, Ultraman Zero, Magic Haqi II and Speed Hunter have been completed, and the filings of other virtual worlds are being reviewed as of the date of this annual report.

        On July 12, 2005, the MOC and the MII promulgated the Opinions on the Development and Administration of Online Game reflecting the PRC government's intent to foster and control the development of the online game industry in China. In addition, the MOC will censor online games that threaten state security, disturb the social order, or contain obscenity or violence.

Privacy Protection

        On July 16, 2013, MIIT issued the Provisions on Protecting the Personal Information of Telecommunications and Internet Users, effective on September 1, 2013. Pursuant to these provisions, an Internet content provider (i) shall not collect or use the personal information of users unless such collection or usage is agreed by the users; (ii) should keep user personal information collected under the users' consent strictly confidential and take relevant measures to prevent such information from being divulged, impaired or lost; and (iii) may not sell or illegally provide user personal information collected under the users' consent to any third parties. We require our users to accept a user agreement whereby they agree to provide certain personal information to us and keep such personal information strictly confidential. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

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

Regulations on Television and Film Industry

        We have expanded into film and television production through the co-production of, or investments in, two animation series and two feature films, based on our "Mole's World" and "Seer" franchises. On July 19, 2004, SARFT promulgated the Administration Rules on the Production and Operation of Broadcast and Television Programs, pursuant to which an entity that plans to produce and operate television and broadcast programs in China is required to obtain the License for Producing and Operating Television and Broadcast Programs. On July 11, 2006, SARFT issued Provisional Regulations on Filing and Publicity of Domestic Television Animations, stipulating that registrations for domestic television animations must be filed with, and be publicly displayed by SARFT prior to their production. On February 14, 2008, SARFT promulgated the Notice of the State Administration of Radio, Film and Television on Strengthening the Administration of the Broadcasting of Animation Series and later on May 14, 2010, SARFT further promulgated Regulations on Content of Television Series, pursuant to which for each domestic television animation completed, the animation production entity is required to obtain the Domestic Animation Publication License prior to the broadcast of such domestic television animation to the public. On December 25, 2001, the State Council promulgated Regulations on the Administration of Movies, according to which, an entity other than film production entities that intends to independently engage in movie production shall report to SARFT for approval and obtain a One-Time Film Production License for each single film to be produced from SARFT. We cooperate with third parties with the requisite qualifications and licenses in the production and distribution of the animation series and film based on our Mole's World franchise, the animation series and film based on our Seer franchise and the animation series based on our Flower Angel franchise. Shanghai Taomee Animation Co., Ltd. has obtained (i) the license for the production and broadcasting of radio and television program, and the license for the broadcasting of Seer I, Seer II, Mole's World III and Flower Angel animation series, (ii) the license of public screening for the third and fourth film based on our Seer franchise, and (iii) the license of public screening for the third film based on our Mole's World franchise.

Policies to Foster Growth of Domestic Animation Industry

        Since 2004, several circulars have been issued to encourage the development of the still nascent animation industry in China. On April 20, 2004, SARFT promulgated Several Opinions on Developing Domestic Animation and Film Industry, which restricts foreign animation content by putting a time limit on total hours allowed to be broadcast in television stations in China. SARFT issued the Circular on Further Regulating the Broadcasting of Animations in 2006, and the Notice of the State Administration of Radio, Film and Television on Strengthening the Regulation on the Broadcasting of Animations in 2008, effectively prohibiting the broadcasting of foreign animation content by nationwide television stations from 17:00 to 21:00 every day. In 2006 and 2008, circulars were issued by various governmental departments including the Ministry of Finance and MOC, supporting domestic animation industry and promoting the animation production industrial chain. Furthermore, on July 17, 2009, the Ministry of Finance and State Administration of Taxation jointly promulgated the Circular on Tax Policy to Support Animation Industry, which provides domestic animation producers a series of preferential tax treatment with regard to their self-developed products. The Ministry of Finance and State Administration of Taxation further promulgated the Circular on the Value-Added Tax Policy of Software Products on October 13, 2011 and the Circular on the Tax Policies of Value-Added Tax and Business Tax for Animation Industry on November 28, 2013, which update the tax policies on value-added tax and business tax for animation industry.

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

Regulations on E-Books

        On October 9, 2010, GAPP promulgated The Opinions of GAPP on the Development of E-Books Industry, which came into effect on the same day, according to which enterprises engaging in e-book industries are subject to approvals and administration from relevant governmental authorities. In addition, enterprises engaging in the creation, editing and publication of e-books or in the operation of platform where the e-book resources are delivered to users are deemed as e-book publisher and are subject to approvals for the publication of e-books. We have released over twelve e-books as of December 31, 2014 which featured the Mole's World franchise, and Seer animation application on Apple's iOS platform. Since there is no official or public interpretation on the definition of e-book publication, we are not sure whether our release of e-books on mobile platforms will be deemed as publication and therefore be subject to the approval of GAPP.

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

        On February 24, 2015, the State Council issued the Decision on Cancelling and Adjusting a Batch of Administrative Approval Items and other Matters, pursuant to which the government approval of qualification of "software enterprise" and registration of software products are released.

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

        In October 2005, the SAFE issued the Circular on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005. This was further supplemented by an implementing notice issued by SAFE on November 24, 2005. SAFE Circular 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. In July 2014, the SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing, and Roundtrip through Special Purpose Vehicles, or SAFE Circular 37, which replaced SAFE Circular 75 and became effective as of July 4, 2014. SAFE Circular 37 states that PRC residents, whether individuals or institutions, must register with the relevant local SAFE branch prior to making any capital contributions to a special purpose vehicle. The term "special purpose vehicle" as used in SAFE Circular 37 refers to an offshore entity established for the purpose of overseas investment or equity financing involving onshore or offshore assets or equity interests held by PRC residents. The term "PRC institutions" as used in SAFE Circular 37 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term "PRC resident individuals" as used in SAFE Circular 37 includes all PRC citizens who hold PRC identity cards, military identity documents or identity documents for PRC armed police, and overseas individuals who do not have legal PRC legal identity document but habitually reside in China for economic benefit. Under SAFE Circular 37, PRC resident individuals are required to register the first level of the special purpose vehicles owned or controlled by them, instead of registering all special purpose vehicles they own or control (as required in the past under SAFE Circular 75 and its implementing rules); in addition, the PRC resident individuals are also required to apply for change registration when the registered special purpose vehicle incurs significant changes, including in respect of its PRC resident individual shareholder or the name, capital or shareholding structure, etc. of the registered special purpose vehicle invested or controlled by such PRC resident individual shareholder. PRC residents are also required to complete amended registrations or deregistration with the local SAFE branch in a timely manner when a PRC resident no longer has interests in a registered special purpose vehicle or where a PRC resident is no longer required to apply for the registration of the special purpose vehicles, whether due to share transfer, bankruptcy, dissolution, liquidation, expiry of the operating term of the registered special purpose vehicles or identity change of the PRC resident individual shareholders or other reasons. PRC residents who have already made capital contributions to a special purpose vehicle with legitimate domestic and overseas assets or interests, but failed to apply for the requisite SAFE registration before SAFE Circular 37 was implemented, shall submit an explanatory statement regarding its prior failure in completing the registration to the local SAFE branch, and the local SAFE branch will determine whether to accept such remedial registration and whether to assess any administrative punishment.

        On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Foreign Exchange Administrative Policies for Direct Investment, or SAFE Circular 13, which will take effect as of June 1, 2015. Pursuant to SAFE Circular 13, the PRC residents should apply to the local bank instead of the local SAFE branch for the initial registration or amended registration as required under SAFE Circular 37. However, in case of any remedial registration as required under SAFE Circular 37, the PRC residents should still apply to the local SAFE branch.

        The registration and filing procedures under the SAFE Circular 37 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. All our individual shareholders who are subject to SAFE Circular 37 have obtained registration with regard to the capital contribution to our company and the later changes of their shareholding in our company as required under SAFE Circular 37. Please see "Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiary and our PRC subsidiary's ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules."

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

        Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers providing taxable services falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this pilot plan and relevant notices, or Circular 111, pursuant to which from January 1, 2012, VAT has replaced business tax in the transport and shipping industry and some of the modern service industries in Shanghai. In July 2012, the Ministry of Finance and the SAT promulgated the Circular concerning

Implementing the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax for Transport and Shipping Industry and Certain Modern Service Industries in Eight Provinces and Municipalities (including Beijing), or Circular 71, which expanded the pilot regions to other eight provinces and municipalities including Beijing, Tianjin, and Shenzhen. In May 2013, the Ministry of Finance and the State Administration of Taxation promulgated the Circular concerning Implementing the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax for Transport and Shipping Industry and Certain Modern Service Industries across the Country, or Circular 37, which expanded the pilot regions to the whole nation and Circular 111 and Circular 71 were annulled accordingly. In December 2013, the Ministry of Finance and the State Administration of Taxation promulgated the Circular on Expanding the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax to Railway Transport and Postal Service, or Circular 106, pursuant to which, from January 1, 2014, VAT would replace business tax in the transport and shipping industry, postal service and some of the modern service industries in PRC and Circular 37 was annulled accordingly. Under Circular 106, a VAT rate of 6% applies to certain modern service industries. In April 2014, the Ministry of Finance and the State Administration of Taxation promulgated the Circular on Expanding the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax to Telecommunication Industry, or Circular 43, pursuant to which, from June 1, 2014, VAT would also replace business tax in telecommunication industry. The revenues recognized from part of our businesses operated by Shanghai Shengran, Shanghai Taomee, Shanghai Animation and Shanghai Xinsheng are subject to VAT at a rate of 6% for certain other services such as advertisement, merchandise licensing and film box office revenue sharing and 17% for software sales, while other part of our business are still subject to PRC business tax at a statutory tax rate of 5%. If this plan is extended to apply to other part of our business, we may be subject to VAT rate which is higher than the business tax rate, which could harm our financial condition and results of operations. Pursuant to the Notice on Several Economic Policies for Supporting the Development of Films promulgated jointly by the Ministry of Finance, the National Development and Reform Commission, the Ministry of Land and Resources, and other departments on May 31, 2014, which took effect on the same day, from January 1, 2014 to December 31, 2018, film producing companies will be exempted from paying VAT on the revenues generated from their sale of film copies (including digital copies) or the transfer of copyright, and film distribution companies will be exempted from paying VAT on revenues generated from distribution of films. Shanghai Taomee has obtained such VAT exemption for revenues generated from Mole II film and Shanghai Animation has obtained such VAT exemption for revenues generated from Seer IV film and Mole III film.

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

C.
Organizational Structure

        The following diagram illustrates our corporate structure and the place of incorporation of each of our significant subsidiaries, VIEs and VIEs' subsidiaries as of December 31, 2014.

——›  Direct ownership
 ‹-----›  Contractual arrangements: See "—Contractual Arrangements with Shanghai Taomee and its Shareholders."

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

D.
Property, Plant and Equipment

        Our principal executive offices are located at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People's Republic of China. Our telephone number at this address is (86-21) 6128-0056 and our fax number is (86-21) 3367-4012. We are headquartered in Shanghai. As of December 31, 2014, we leased an aggregate of approximately 7,091 square meters of offices in Shanghai and 161 square meters of offices in Guangzhou, Guangdong, respectively, from independent third parties, and we are in the course of developing our own corporate offices to better facilitate our further investments in gaming and animation studios.

        In May 2013, we entered into a land pre-development cooperation agreement with respect to our intention to purchase the land use rights of two parcels with an aggregated area of approximately 23,300 square meters in Songjiang District, Shanghai for a total consideration of RMB8.9 million (US$1.4 million), which has been paid in full as of December 31, 2014.

        In December 2014, we entered into a land use right transfer agreement with Songjiang Planning and Land Administration Bureau of Shanghai Municipality to purchase the land use right of the above mentioned two parcels for considerations of RMB11.0 million (US$1.8 million) (the "First Parcel") and RMB10.4 million (US$1.7 million) (the "Second Parcel"), respectively, which have been paid in full as of January 31, 2015.

        Under the land use right transfer agreement in connection with the First Parcel, we agreed that the total aggregate of our corporate entities registered under the Shanghai Songjiang District will (i) reach annual revenues of RMB259.2 million (US$41.8 million), (ii) the relevant annual tax expenses will be no less than RMB14.6 million (US$2.4 million) and (iii) the annual tax expenses per square meter will be no less than RMB1,200 (US$193.4) by January 26, 2020. In addition, we also committed to pay a project completion security deposit of RMB2.2 million (US$0.4 million), adhering us to certain project commencement, completion and operation milestones on specific dates. Should we fail to meet these requirements and depending on the severity of breach, we may be subject to liabilities for breach including forfeiture of a portion or all of our deposit allocated separately to each of the three requirements, termination of the transfer agreement and the forfeiture of the land use right etc.

        Under the land use right transfer agreement in connection with the Second Parcel, we agreed that the total aggregate of our corporate entities registered under the Shanghai Songjiang District will (i) reach annual revenues of RMB244.3 million (US$39.4 million), (ii) the relevant annual tax expenses will be no less than RMB13.8 million (US$2.2 million) and (iii) the annual tax expenses per square meter will be no less than RMB1,200 (US$193.4) by February 11, 2020. In addition, we also committed to pay a project completion security deposit of RMB2.1 million (US$0.3 million), adhering us to certain project commencement, completion and operation milestones on the specific dates. Should we fail to meet these requirements and depending on the severity of breach, we may be subject to liabilities for breach including forfeiture of a portion or all of our deposit allocated separately to each of the three requirements, termination of the transfer agreement and the forfeiture of the land use right etc.

        Separate from the project completion security deposits, if we fail to comply with the terms of the land use right transfer agreements (and depending on the severity of the breach), we may be subject to liabilities for the breach including the forfeiture of the land use rights by the PRC government. If our land use rights are forfeited, we will not be able to recover the costs incurred for the initial acquisition and will only be refunded the consideration paid for the remaining term of the land use rights, which relies on the government credit for the payment.

        We intend to develop the two parcels of land as our Taomee campus to facilitate the growth of our gaming, media and animation studios. The cooperation by the Songjiang government will play an integral part in the success, timing and final cost of the development project. Please see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our Songjiang land development relies heavily on the cooperation by the government and also requires a substantial amount of investment to complete, of which if we do not manage effectively due to our limited knowledge of land development, could adversely affect our cash balance."

        In August 2013, we entered into a letter of intent with respect to our intention to purchase a building with an aggregated construction area of approximately 4,860 square meters in Songjiang District, Shanghai for a total consideration of RMB46.6 million (US$7.5 million) and made a prepayment of RMB14.0 million (US$2.3 million) in 2013. Given the current business landscape, we decided to terminate the purchase and are in the process of taking back the prepayment. Pursuant to the agreements we have entered into with the parties thereto, we will be fully refunded of the prepayments if we fail to obtain the land use rights, or if we decide to terminate our intent under no cause. Please see "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain the land use rights or properly develop our office buildings in Songjiang, Shanghai in a timely manner and we may not successfully recover our prepayment for building ownership thereunder, which may have a material adverse effect on our results of operations and financial condition."

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

A.
Operating Results

Overview

        We are one of the leading children's entertainment and media companies in China. We provide a diverse portfolio of services and products through two business segments: online business and offline business. Our online business includes developing and operating online virtual worlds, mobile games and other online entertainment services. Our offline business focuses on merchandise licensing, publishing, design and distribution of toys, as well as the development of media and entertainment products, such as animated films. In the past, our success online business has translated into growing demand for our offline products.

        In our virtual worlds, which are predominantly web game based, children adopt avatars and learn through interactive games and group activities set in imaginative landscapes with evolving story lines of exploration and adventure. Our business is facing both an opportunity and a challenge from user trends of migrating from PC to mobile mediums for entertainment, evidenced by a new genre of mobile games we have or are developing, and also the decreasing active account trends in our virtual worlds. While mobile games are still a new category for us, our transition towards mobile gaming signifies our approach to further suit our user needs and market trends. As mobile gaming for children has thus far shown higher challenges of monetization for us versus our tradition web-based games for children, we tend to focus more on mainstream type of mobile games targeted not just for children, while also developing mobile games based off our most popular franchises.

        In order to leverage our investment and expansion into offline products, we have developed a cross media platform. We work with publishers to offer a wide range of children's books and magazines, featuring iconic characters, story lines and images we have developed and popularized. We license our franchises to leading brands in toys and other consumer products for children in China. We also design and distribute toys, trading cards and products through our own subsidiaries and channels. We have also developed content for animation films, which we released in 2011, 2012, 2013 and 2014. We refer to these other businesses as our offline business.

        We generate revenues from our online business primarily through the sales of subscriptions and virtual items in our virtual worlds, and the licensing of our self-developed mobile games. We generate revenues from our offline business mainly from license fees and royalties based on contracts with book publishers, makers of consumer products and other licensees, distribution of our films, as well as wholesale of toys.

        For 2012, 2013 and 2014, approximately 80.0%, 73.1% and 78.9%, respectively, of our net revenues were generated from online business, and approximately 20.0%, 26.9% and 21.1%, respectively, of our net revenues were generated from offline business.

        Our net revenues were US$40.2 million in 2012, US$48.4 million in 2013 and US$42.2 million in 2014. Our gross profit was US$30.2 million in 2012, US$35.1 million in 2013 and US$30.5 million in 2014. Our net income was US$8.9 million in 2012, US$5.4 million in 2013 and US$1.0 million in 2014. The number of active paying accounts, in our online entertainment community were 1.2 million in the three months ended December 31, 2012, 1.3 million in the three months ended December 31, 2013 and 0.8 million in the three months ended December 31, 2014, and per paying account average gross revenues from the operation of our virtual communities in China, or ARPU, increased from approximately US$4.8 to US$6.0 and US$7.0 in the same periods.

        Our decreasing revenue and active paying users in our business reflect the increasing competitive landscape in the children's online gaming, entertainment and toys plus licensing industries we conduct in China. The migration of our users from PC to mobile mediums for entertainment can be viewed as both a challenge and an opportunity for us. As we are aware of these decreasing trends and the increasing challenges in our business, our strategy is to further increase our franchise influence among our users through media such as film and animation, while monetizing through gaming, toys and licensing. We expect to increase our franchise content investment. We are also exploring new online to offline, or O2O, types of models that may provide synergies to our business lines. To achieve our goals we will invest diligently in film and gaming studios, build up our brand and franchise presence through integrated marketing and media distribution, cooperate with possible third-party studios to co-develop franchises, further invest in mainstream mobile and franchise-based gaming, while also ensuring we are properly prepared to facilitate the expansion of our media and children's entertainment studios through the land development of our office buildings.

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

  •
  demand for online entertainment among children, which has grown as a result of rapidly increasing popularity of Internet use among children;

  •
  the films and cartoons of our franchises are of high enough quality to continue attracting our targeted audiences, as this is a main method for us to further increase our influence and presence among users;

  •
  development of mobile game industry, which has grown rapidly in China in recent years, driven primarily by (i) increasing numbers of smart mobile device users and the increasing penetration of mobile games among smart mobile device users, (ii) the increasing amount of time spent on smart mobile devices, (iii) the convenience of playing mobile games, and (iv) the development of 3G networks and introduction of 4G technology.

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

Descriptions of Certain Statement of Operations Items

Net revenues

        We generate revenues from two sources: (i) online business through the operation of our virtual worlds, licensing of mobile games and provision of other online services and products, and (ii) offline business through publishing and merchandise royalties, merchandise sales and box office revenues.

        In 2012, our net revenues from online business decreased together with the decrease of the active paying accounts. We believe the decrease is primarily due to competition and our strategy to decelerate monetization temporarily to attract new users and increase user stickiness, which is evidenced by increased active accounts in 2012. In 2013, our net revenues from online business increased as a result of our revenue growth of our core virtual worlds from the prior year, as well as contribution from several newly launched virtual worlds. In 2014, our net revenues from online business decreased due to the decline of active paying accounts. We believe the decrease is primarily due to a change in user behavior, as more and more children are shifting from web games to mobile games, coupled with intensified competition. Our net revenues from our offline business have increased in both amount and percentage in 2012 and 2013 as a result of our strategy to build our cross-media entertainment platforms. In 2014, our net revenues from offline business decrease primarily because of the decline in our merchandise licensing and toys businesses. The following table sets forth a breakdown of our net revenues from the periods indicated.

	For the Years Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Net revenues:
Online business	32,169	80.0	35,330	73.1	33,292	78.9
Offline business	8,039	20.0	13,024	26.9	8,897	21.1

Total net revenues	40,208	100.0	48,354	100.0	42,189	100.0

  Online Business

        Our net revenues from online business amounted to US$32.2 million, US$35.3 million and US$33.3 million in 2012, 2013 and 2014, respectively.

  Virtual world revenues

        Our net revenues from online virtual worlds are net of discounts and rebates granted to our distributors, as well as business taxes or VAT and related surcharges incurred in connection with our operations. Each of Shanghai Shengran and Shanghai Taomee is subject to PRC business tax at a statutory tax rate of 5% or VAT at a rate of, depending on different product categories, 17% or 6%, and surcharges related to urban construction and education, which we deduct from our gross online business revenues.

        We generate revenues from our online virtual worlds primarily through two revenue streams for virtual features—time-based and item-based. While users can access our virtual worlds for free, users may choose to pay a subscription fee to access premium features and gain privileges within each of our virtual worlds for 30 days. Users who pay the subscription fee enjoy additional capabilities, special privileges, such as having a higher upper limit for the total number of friends that the users can have and access to exclusive online parties. In addition, users pay a fee for certain virtual item within our virtual worlds. For more details on revenue recognition, see "—Critical Accounting Policies and Estimates—Revenue Recognition." Our online business revenues are also generated from licensing our virtual worlds outside of mainland China, predominantly Taiwan, as well as from licensing arrangements for operation of third-party online casual games on our platform.

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

        Our physical prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. In November 2014, we changed the expiration term of newly issued prepaid cards to five years after the date of card production. The proceeds from the expired physical prepaid cards that have not been activated are recognized as other operating income upon expiration of the cards. In 2012, 2013 and 2014, we recognized US$1,867,626, US$1,620,842 and US$587,274, respectively, as other operating income due to expiration of prepaid cards.

        The following table sets forth the number of active accounts, the number of active paying accounts and ARPU for our virtual worlds for each period indicated.

	For the Three Months Periods Ended
	2012				2013				2014
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Active Accounts (in thousands)	42,267	43,680	57,348	34,401	43,910	40,645	60,797	38,615	45,139	41,877	59,370	36,798
Active Paying Accounts (in thousands)(1)	1,899	1,817	1,716	1,213	1,463	1,340	1,726	1,295	1,309	1,129	1,173	785
ARPU (in US$)(2)	5.0	4.8	4.6	4.8	5.3	6.0	5.8	6.0	6.4	6.7	7.0	7.0

(1)
The number of active paying accounts for each quarter is the number of active accounts that paid subscription fees to access premium features of our virtual worlds or purchased virtual items in the relevant quarter.

(2)
Includes gross revenues from online business, and excludes gross revenues from the licensing of our virtual worlds to third-parties.

        Mobile game revenues

        We generate our mobile game revenues primarily from licensing our self-developed mobile games, which are played on iOS or Android based smartphones and tablets, to certain publishers including Chukong, IGG, True Digital Plus and Netmarble. They publish games to end players through distribution channels, such as the iOS App Store, Google Play Store, 360 Mobile Assistant, UC Web, 91 Wireless, SnapPea. Revenues generated from those games are shared between us and the publishers based on a predetermined percentage for each mobile game. These mobile game licensing agreements typically are termed for two to three years.

        We believe net revenue from our online business is primarily affected by the following factors:

  •
  Our ability to maintain and expand our user base for our online virtual worlds, which depends on the continued growth of the number of children who use the Internet, our ability to bring appealing content and entertainment experiences to our users, use effective promotion to reach new users, expand our user base in second and third-tier cities in China, and maintain and enhance our reputation among children and their parents. We will also develop new virtual worlds and other services on our community, which may appeal to age groups and demographics that we have yet to reach and increase our revenues as a result. As competition continues to intensify, given our virtual worlds are web-based, we are also currently facing challenges of user migration from PC to mobile mediums for entertainment, as reflected in our active user and paying user trends in 2014.

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

  •
  Our ability to increase our ARPU by:

  •
  Effectively pricing our subscription fees and virtual items, and utilizing bundling.  We price our subscription fees and virtual items to be attractive and affordable for our users and to reflect market trend. While we do not foresee near-term increase in per account subscription fee, we expect greater flexibility in pricing virtual items.

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

  •
  Our ability to expand the distribution network and negotiate favorable rebates and discounts with distributors. We maintain an extensive distribution system for our prepaid cards that reached approximately 97,000 retail outlets in over 1,700 towns and cities around China, as of December 31, 2014. Since many children have limited access to online payment channels, we rely on payment through the prepaid cards for a substantial amount of our revenues. We need to identify additional retail outlets that are located near our target users and expand our distribution network to more second and third-tier cities in China. In addition, our ability to negotiate favorable discount and rebate rates with more distributors and continue to optimize our distribution structure is important to our future revenue growth.

  •
  Managing seasonality in user behavior.  Our quarterly results of operations may be affected by seasonal trends caused by user behavior and demand for our online and offline offerings. We expect our net revenues from online business to be higher during winter and summer vacations when there are more active users and children have more online playtime during these non-school days, which usually falls in the first and third quarters of each calendar year. For instance, there were more non-school days in the first quarter and third quarter of 2014. Decreases in our net revenues from online business, if any, as a result of seasonality may be most visible from the third quarter to the fourth quarter of each year, as the fourth quarter has less than half of the non-school days compared to the third quarter, and from the first quarter to the second quarter as well, not only because the decrease in non-school days in the second quarter as compared to the first quarter, but also because children are generally given extra pocket money during Chinese New Year in the first quarter of each year. These seasonality trends generally manifest themselves more clearly with respect to more mature virtual worlds and less clearly during periods of high growth that accompany the introductory stages of a highly popular virtual world.

  •
  Our ability to develop, launch and operate mobile games successfully.  As more users migrate to mobile media for entertainment, we will continue to invest in mobile game development to better transition our services to user needs. Mobile games will become an increasingly important segment of our business. The growth of our revenue depends on our ability to offer commercially successful self-developed games. The success of our new self-developed games depends on many factors beyond our control, such as trends in the mobile game industry and player preferences. We believe that our ability to maintain the commercial success of our existing games and continue to develop new commercially successful self-developed games will have a long-term impact on our sustainable growth and profitability. Mobile gaming for children is more difficult to monetize than web-based games, in our view. That is why we are also developing mainstream mobile games for all ages as well as children's mobile games based off our franchises. Operating mobile games may or may not be similar to operating our traditional web games, and there may be operating challenges that we had not encountered before.

  •
  Our ability to manage relationships with a mix of mobile publishers and distribution channels. We license our self-developed mobile games to certain publishers including Chukong, IGG, True Digital Plus and Netmarble. They publish such games to end players through distribution channels which primarily comprise online application stores and mobile app portals. Our ability to expand and deepen our relationships with our mobile game publishers and distribution channels significantly affects the expansion of our business and results of operations. In addition, these publishers and distribution channels charge us revenue sharing fees. Therefore, the changes in the rate of revenue sharing fees charged by our publishers and distribution channels, and the mix of publishers and distribution channels we utilize, can significantly affect the revenue sharing fees we pay, which in turn have a significant impact on our cost of revenue, gross profit and gross margin.

  •
  Our ability to leverage our offline animation content to attract users to our online games.  Part of our cross-media strategy is to leverage our animation content to attract users to our online games. Our animation and franchise popularity may directly or indirectly affect our online games and its life-cycle longevity.

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

  •
  Our ability to expand cooperation with online web game developers.  We operate third-party online casual games on our platform and generate revenues from such licensing arrangements. We plan to continue to enter into licensing arrangements to operate third-party online casual games on our platform.

  Offline business

        Our net revenues from offline business amounted to US$8.0 million, US$13.0 million and US$8.9 million in 2012, 2013 and 2014, respectively.

        Our revenues from offline business mostly consisted of publishing royalties, film and merchandise licensing fees generated from licensing our content in the PRC. In addition to licensing our franchises, we also design and sell toys that bear images of our franchises, and sometimes books featuring our franchises. We take the associated inventory risks in connection with such sales. See "—Cost of Revenues—Offline business."

        We invested in the production of, or licensed our franchise to producers of six feature films, based on our "Mole's World" and "Seer" franchises. We released these films in 2011, 2012, 2013 and 2014, and generated revenues through box office sharing proceeds and distribution of films on television and website.

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

  •
  Our ability to generate more popular content and offerings for offline business.  As of December 31, 2014, our content for our offline business had been mostly based on our franchises developed for our virtual worlds. We expect to further develop original and popular content in order for our offline business to grow;

  •
  Our ability to negotiate favorable royalty rates with our licensees.  We believe if we are able to further enhance our brand recognition, we may be able to negotiate more favorable royalty rates;

  •
  Our ability to introduce new toys and play methods that are well received by the market.  We believe our franchises provide us with an advantage to selling toys to children, but new toy merchandising, seasonal timing of the release and the unique features of the toy itself will highly determine the success of the product launch.

  •
  Our ability to engage in cross-marketing and promotions between online and offline media.  We expect our revenues from offline business may be able to increase as the awareness of our brands grows, as we promote our offline business in our large online community and as we tie the offline products and services to our popular online virtual worlds or other offerings, such as placing a redemption code in licensed children's books and toys that allows readers to redeem coveted virtual items; In addition, we also promoted our brands and franchise assets through cartoon animations. As of December 31, 2014, we have produced approximately 330 episodes of cartoon animations and broadcasted on over 350 TV channels throughout mainland China and Taiwan;

  •
  Seasonality of our offline business is affected by the different consumption patterns influencing different media formats or product categories for our licensed franchises and the mix of media formats and product categories. For instance, sales of certain toys and stationery sold near primary schools may decrease during winter and summer vacations, while sales of clothing may increase during such periods, or the timing of new launches of content and product, such as the release of a film or cartoon animation series.

Cost of Revenues

        The following table sets forth a breakdown of our cost of revenues and as a percentage of total cost of revenues for the periods indicated.

	For the Years Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Cost of revenues:
Online business	6,950	69.5	7,644	57.6	6,535	55.8
Offline business	3,048	30.5	5,621	42.4	5,182	44.2

Total cost of revenues	9,998	100.0	13,265	100.0	11,717	100.0

  Online business

        Our cost of revenues relating to our online business primarily consists of bandwidth and server hosting costs, salaries and benefits of our operations staff, production costs for prepaid cards, amortization of upfront licensing fees, depreciation and amortization of equipment and software purchased from third-parties, and other direct costs.

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

        Salaries and benefits (including share-based compensation) cost for our online business primarily comprise compensation to operations support staff, including employees responsible for database and user system maintenance, bandwidth and server monitoring and maintenance, prepaid card and billing system maintenance, online security, technical support and customer service. As we continue to create new virtual worlds, expand franchises and develop new genre's of web and mobile games, we expect costs associated with salaries and benefits to increase in absolute amount as we continue to expand our operations and hire more staff. Our operations staff for online business decreased from 118 as of December 31, 2012 to 117 as of December 31, 2013, and further decreased to 91 as of December 31, 2014.

        Our production costs include the cost of manufacturing and transporting physical prepaid cards to our distributors around China. Such production costs may increase in absolute amount as we continue to expand our operations and enter into distribution agreements with city level distributors. However, we do not expect production costs of the prepaid card to comprise a material part of our cost of revenues going forward.

  Offline business

        Cost of revenues relating to our offline business is primarily comprised of compensation to our operations employees, film production cost and toy production and distribution cost, which is the inventory costs of our toys and the cost involved in producing labels for the verification of the authenticity of our licensed products.

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

	For the Years Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Total net revenues:	40,208	100	48,354	100	42,189	100
Operating expenses:
Product development expenses	12,318	30.6	13,886	28.7	14,446	34.2
Sales and marketing expenses	9,966	24.8	9,446	19.5	9,304	22.1
General and administrative expenses	10,078	25.1	13,095	27.1	13,506	32.0
Impairment loss on acquired intangible assets	—	—	1,046	2.2	116	0.3
Other operating (income)	(5,512)	(13.7)	(5,708)	(11.8)	(5,020)	(11.9)

Total operating expenses	26,850	66.8	31,765	65.7	32,352	76.7

  Product development expenses

        Our product development expenses consist primarily of salaries and benefits, including share-based compensation, for personnel engaged in concept generation, community function development and design, story line development, website structure and content development and design, graphic and audio design, quality control and testing of our virtual worlds and mobile games as well as other online services. Product development also consists of toy design and development fees. Product development expenses accounted for approximately 30.6%, 28.7% and 34.2% of our total net revenues in 2012, 2013 and 2014, respectively. Our product development expenses increased in absolute amount in recent years primarily due to the increase in payroll expenses related to our hiring of additional writers, engineers, development staff, animation and graphic artists as well as the increase in average salary. We expect that our product development expenses will further increase in absolute amount in the future as we continue to devote resources to improve our interactive communities and the overall user experience and to create new virtual worlds, new mobile games and other online products, and to the extent we incur higher share-based compensation expenses.

  Sales and marketing expenses

        Our sales and marketing expenses primarily consist of advertising and promotional expenses, film promotion and animation production related expenses, salaries and benefits, including share-based compensation, and other overhead expenses incurred by our sales and marketing personnel. Sales and marketing expenses accounted for approximately 24.8%, 19.5% and 22.1% of our total net revenues in 2012, 2013 and 2014, respectively. Our sales and marketing expenses decreased slightly from 2012 to 2013 primarily due to the decreased advertising expenses, partially offset by an increase in payroll expenses related to sales and marketing, and decreased from 2013 to 2014 due to a decrease in payroll plus advertising and promotion expenses, while partially offset by an increase in film promotion cost. We expect that our sales and marketing expenses will increase in absolute amount as we further promote our virtual worlds and mobile games in future periods on search engines and web portals, while also producing more promotional cartoon animations films for our franchises.

  General and administration expenses

        Our general and administration expenses primarily consist of salaries and benefits, including share-based compensation, for our general and administration, finance and human resources personnel, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, professional service fees, indirect tax costs related to intercompany transactions, provisions for bad debt and unrecoverable prepayments, as well as other expenses incurred in connection with general corporate purposes. General and administration expenses accounted for approximately 25.1%, 27.1% and 32.0% of our total net revenues in 2012, 2013 and 2014, respectively. Our general and administration expenses increased from 2012 to 2013 due to increases in payroll expenses and increases of indirect tax costs related to intercompany transactions. Our general and administration expenses increased from 2013 to 2014 due to increases in payroll expenses and provision for bad debt and unrecoverable prepayments, while partially offset by a decrease in professional service fees and share-based compensation expenses. We expect our general and administration expenses to increase in absolute amount as we incur additional expenses in connection with the expansion of our business and our investment activities, which include hiring more staff for our general and administrative team, expenses related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations, and as we incur higher share-based compensation expenses.

  Impairment loss on acquired intangible assets

        Our impairment loss on acquired intangible assets in 2013 amounted to US$1.0 million, incurred by writing off the remaining term of two underperforming games, Wizard 101 and Speed Hunter. Our impairment loss on acquired intangible assets in 2014 amounted to US$0.1 million, incurred by writing off the remaining term of an underperforming game, Magic Haqi II.

  Other operating income

        Our other operating income consists of PRC government subsidies granted to our operating subsidiary and significant VIE and VIEs' subsidiaries in China and income recognized as a result of expiration of prepaid cards. Other operating income amounted to US$5.5 million in 2012, US$5.7 million in 2013 and US$5.0 million in 2014. We received government subsidies of US$3.4 million, US$3.8 million and US$4.0 million in 2012, 2013 and 2014. However, the amount we receive may vary depending on government policy, our business operations and other factors. In 2012, 2013 and 2014, we recognized US$1.9 million, US$1.6 million and US$0.6 million as other operating income due to the expiration of prepaid cards, respectively.

Share of Profits (Loss) in Equity Method Investments, net of gain (loss) on disposals

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

        In June 2013, as part of a legal reorganization of Taiwan Taomee, our equity interest in Taiwan Taomee was held through Playgame Sdn. Bhd, a holding company established in Malaysia, and Elyn was liquidated. Our aggregated equity interest in Taiwan Taomee was not changed. In September 2013, Playgame transferred 3% of Taiwan Taomee's shares to Taiwan Taomee's underwriters upon it initial public offering in Taiwan Emerging Stock Market. As a result, Playgames's equity interest in Taiwan Taomee was accordingly diluted from 70.88% to 67.87%, resulting in a gain from investment of approximately $287,790 recognized in the year 2013, reported within share of profit in equity method investees in the consolidated statements of operations.

        We received cash dividends of US$6,318, US$424,483, and US$337,659 from Elyn/Playgame and US$616,802, US$156,755 and US$63,728 from Joy Children, which were recorded as return on investment in Elyn/Playgame and Joy Children in 2013, 2013 and 2014, respectively.

        As of December 31, 2013 and 2014, we effectively held 26.2% and 26.2% in Taiwan Taomee through Playgame and Joy Children. Our share of profit in these equity method investments recorded in the consolidated statements of operations for in 2012, 2013 and 2014 was US$0.5 million, US$0.5 million and US$0.03 million of Elyn Corporation (or Playgame, as applicable) and US$0.2 million, US$0.1 million and US$9,347 of Joy Children, respectively.

        In the first quarter of 2012, Shanghai Taomee paid RMB900,000 (US$142,694) to acquire a 6% of equity interest in Guangzhou Chuangyou Information Technology Co., Ltd., or Chuangyou, a company principally engaged in the design and development of online games in China, and a call option to further subscribe for a 13.16% newly issued equity interest in the future at RMB3,500,000 (US$555,476) if certain operating targets are met ("Call Option"). In September 2012, Shanghai Taomee exercised the call option and completed the further acquisition in January 2013, resulted in 19.16% equity interest in Chuangyou.

        In December 2013, Chuangyou entered into an agreement to issue new shares for RMB2.5 million (approximately US$0.4 million) to a new investor. The Company's equity share in Chuangyou was diluted to 9.58% upon the closing of the transaction and we recorded a gain of US$41,826 as the deemed disposal of investment. Chuangyou is a related party of us, as one of Chuangyou's investors is our director and principle shareholder.

        In December 2013, we assessed that Chuangyou had experienced a deterioration financial position and performance since 2013 and we did not expect Chuangyou to generate positive future cash flows. Accordingly, we recorded an impairment loss of US$370,407 on Chuangyou investment based on its fair value. Our equity loss in Chuangyou was US$35,310 in 2012, US$212,240 in 2013 and US$108,027 in 2014.

        In March 2013, we entered into an agreement to set up Shanghai Taoyue Information Technology Co., Ltd., or Taoyue, a new online game development company, with five third-party individuals, of which we held a 40% equity interest for a consideration of RMB2.0 million (US$0.3 million).

        In January 2014, we agreed to transfer such 40% equity interests in Taoyue to an existing shareholder of Taoyue for a consideration of RMB2.0 million (US$0.3 million) and recorded an investment gain of US$156,530 upon the completion of the transaction. Our equity in loss in Taoyue was US$150,052 in 2013 and US$5,627 in 2014.

        In September 2013, we entered into an investment agreement with two unrelated individuals to establish a joint venture, Jiangxi Haomi Network Technology Co., Ltd., or Jiangxi Haomi, a company which develops family entertainment and education application on mobile and multi-screen platforms, including Smart TV portal for children in China. We paid a consideration of RMB12.9 million (US$2.1 million) for 43.0% equity interests in Jiangxi Haomi. Our equity in loss in Jiangxi Haomi was US$27,199 in 2013 and US$489,140 in 2014.

        In January 2014, we entered into an agreement with Shanghai Weiju Network Technology Co., Ltd ("Shanghai Weiju"), an hi-tech smart toy design and R&D company, to acquire 25% of Shanghai Weiju's newly issued shares at a consideration of RMB3.0 million (US$0.5 million). In December 2014,we increased our equity shareholding in Shanghai Weiju, from 25% to 45% for cash consideration of RMB10.0 million (US$1.6 million).

        Our investment in Shanghai Weiju incurred a loss of US$64,824 in 2014 and was recognized as share of loss in equity method investments in the consolidated statements of operations.

        In November 2014, we entered into an investment agreement with two unrelated parties to set up a joint venture, Beijing Caviar Communications Co., Ltd, or Caviar Communications, to operate "the Voice Kids China" live show other family entertainment shows focusing on kids and teenagers in China. We acquired a 20% equity interest for a cash consideration of RMB25.0 million (US$4.1 million). Our share in the profit or loss of Caviar Communications in 2014 was nil as the Caviar Communications was newly formed in December and there were no operations in 2014.

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

        Under the new EIT Law, the dividends paid by a foreign invested enterprise, or a FIE, to its immediate holding company outside the PRC (to the extent that such holding company does not have a business organization or business place in China, or if it has a business organization or business place in China, its profits generated from PRC are not related to the foregoing business organization or business place) are subject to withholding tax at a rate of 10.0% or a lower rate if such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC. According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income signed in August, 2006, or the Tax Treaty, dividends payable by a FIE to a Hong Kong resident company which directly owns at least 25.0% of the equity interest in that FIE will be subject to withholding tax at a lower rate of 5.0%.

        Taomee HK, a company incorporated in Hong Kong in November 2008, currently holds all the equity interest in Shanghai Shengran. However, according to Circular 124 issued by the SAT, which came into effect on October 1, 2009, the 5.0% withholding tax rate for dividends under the Tax Treaty does not apply automatically and Taomee HK needs to obtain an approval from the competent local tax authority before it can enjoy such a preferential tax rate. According to Circular 81 issued by the SAT in February 2009, a key condition for a foreign investor to enjoy the preferential withholding tax rate for dividends payable by a FIE is that such foreign investor is the "beneficial owner" of such dividends. Circular 601 issued by the SAT on October 27, 2009 further clarifies that, generally the "beneficial owner" shall engage in substantive business operations such as manufacturing, distribution or management and, among others, the fact that the immediate offshore holding company does not have any other business operations except holding property or rights generated from dividend income from the FIE would adversely affect such offshore shareholder in the determination of its "beneficial owner" status by the tax authority.

        In respect of financial years 2012, 2013 and 2014, Taomee HK recorded a loss and therefore did not apply for approval to enjoy the 5.0% preferential tax rate under the Tax Treaty. Given that Taomee HK is not engaged in substantive business operations and it does not have any other business operations except for its holding in Shanghai Shengran, Taomee HK may be subject to the 10.0% withholding tax rate if it is not regarded as the "beneficial owner" of the dividends.

        Dividends paid by Taomee HK to its shareholder is not subject to any withholding tax in Hong Kong.

China

  PRC Enterprise Income Tax, or EIT

        Prior to January 1, 2008, companies established in China were generally subject to state and local EIT at statutory rates of 30.0% and 3.0% respectively. On March 16, 2007, the National People's Congress of China enacted a new enterprise income tax law, i.e. the PRC Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules for the Enterprise Income Tax Law, or the Implementing Rules, which also took effect beginning January 1, 2008. Under the PRC Enterprise Income Tax Law, foreign invested enterprises, or FIEs, and Chinese domestic companies are subject to EIT at a uniform rate of 25.0%. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation, or the SAT, promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or Notice No. 1 2008, reiterating the policy that a software enterprise newly established within China may, upon determination, be exempted from income taxes for its first two profit-making years and shall be subject to the income tax at half the standard rate for the next three years. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that, software enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the EIT reductions and exemptions within specified periods as provided in the Notice No. 1 2008. On April 20, 2012, the Ministry of Finance and SAT promulgated the Notice on Enterprise Income Tax for Further Encouraging the Development of Software and Integrated Circuit Industries, which reiterates the preferential policy on EIT of software enterprises in Notice No. 1 2008, limits the scope of applicable software enterprises to enterprises which are profitable before December 31, 2017 and suspends the implementation of certain provisions in Notice No. 1 2008.

        In addition, an enterprise may benefit from a preferential tax rate of 15.0% under the EIT Law if it qualifies as a "High and New Technology Enterprise", or HNTE. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation shall jointly determine whether an enterprise is qualified as a HNTE under the EIT Law. In making such determination, these government agencies shall consider, among other factors, ownership of core technology, whether the products or services fall within the scope of high and new technology strongly supported by the state as specified in the measures, the ratios of technical personnel and research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. All enterprises that had been granted the HNTE status before the effectiveness of the EIT Law are required to be re-examined in accordance with the measures mentioned above before they can be entitled to the preferential tax rate. A HNTE certificate is effective for a period of three years and could be renewed thereafter. Before the expiration of the term of the HNTE certificate, an entity needs to apply for renewal of the "High and New Technology Enterprise" status in order to be able to enjoy the preferential tax rate of 15.0%.

        Our VIE, Shanghai Taomee, which was established in 2007 and qualified as a "software enterprise" in 2009, enjoys a full exemption from EIT in 2009 and 2010 and a reduced EIT rate of 12.5% from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010. In addition, in 2010, Shanghai Taomee obtained HNTE qualification, which is effective for a period of three years and could be renewed thereafter. In 2013, Shanghai Taomee applied for the renewal and received a new HNTE qualification and in 2014 Shanghai Taomee was approved by local tax authority to enjoy a preferential tax rate of 15.0% from January 2014 to December 2015.

        Our wholly-owned subsidiary, Shanghai Shengran, which was established in 2009 and qualified as a "software enterprise" in 2010 and was informed in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013. In May 2012, Shanghai Shengran further received a written approval from local tax authorities, according to which Shanghai Shengran was entitled to the full EIT exemption for 2010 and 2011, and 50% reduction in EIT rate, i.e. EIT rate of 12.5%, from 2012 to 2014, which resulted in an adjustment of US$2.1 million as a one-time tax benefit in 2012. In 2012, Shanghai Shengran obtained "High and New Technology Enterprise" qualification, or HNTE qualification, which is effective for a period of three years and could be renewed thereafter. Currently, Shanghai Shengran has not applied to the relevant tax authority for preferential tax treatment as a HNTE.

        Our WFOE's subsidiary, Shanghai Xinsheng, which was established in 2012 and qualified as a "software enterprise" in 2013, has not applied to the relevant tax authority for the two-year EIT exemption and a three-year 50% EIT rate reduction preferential tax treatment as an "software enterprise" in 2014 due to its accumulated loss position

        Our VIE's subsidiary, Shanghai Animation was recognized as an "animation enterprise" in November 2013. Animation enterprises as recognized by the relevant department of the State Council which independently develop or produce animation products can apply for certain tax preferential treatment as applied to the software enterprises. Currently Shanghai Animation has not applied to the relevant tax authority for the two-year EIT exemption and a three-year 50% EIT rate reduction preferential tax treatment as an "animation enterprise" due to its accumulated loss position.

        Continued qualification as a "software enterprise" or as an "animation enterprise" or as a "HNTE" is however subject to assessment by the relevant government authorities in China. As mentioned above, being qualified as a "software enterprise" by the relevant governmental authority is a condition precedent to enterprise's application to the relevant tax authority to apply for preferential tax treatment for the two-year EIT exemption and a three-year 50% EIT rate reduction as a "software enterprise". On February 24, 2015, the State Council issued the Decision on Cancelling and Adjusting a Batch of Administrative Approval Items and other Matters, pursuant to which the government approval of qualification of "software enterprise" and registration of software products are released. There is no specific regulation or implementation issued by the relevant tax authority on how the software enterprise's preferential tax treatment application may be adapted to such release.

        See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income".

        Under the PRC Enterprise Income Tax Law and the Implementing Rules, dividends generated from the business of our PRC subsidiary after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10.0% if we are considered a non-resident enterprise incorporated outside of the PRC unless there is an applicable tax treaty with China that provides for a different withholding arrangement and we are deemed to be entitled to such favorable treatment. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

        The PRC Enterprise Income Tax Law provides that enterprises established outside China whose "effective management" is located in China are considered "resident enterprises" and will generally be subject to the uniform 25.0% EIT rate as to their global income. Under the implementation regulations, "effective management" is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. The risk that we may be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC enterprise income tax at the rate of 25.0% on our worldwide income is disclosed in "Risk Factors—Risks Related to Doing Business in China—We may be classified as a "resident enterprise" for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25.0% PRC enterprise income tax."

Share-Based Compensation Expenses

        Prior to 2009, we did not grant share-based awards to employees, officers, directors or individual consultants and/or advisors.

  2009 Stock Option Plan

        On May 6, 2009, our Board of Directors approved the 2009 Stock Option Plan, or the 2009 Plan, which authorized the issuance of options to purchase up to 45,000,000 ordinary shares to our employees, directors, and consultants, as determined by our Board of Directors. The maximum contractual term of the awards under this plan shall be no more than ten years from the date of grant.

        In June 2009 and June 2010, 10,500,000, 35,175,000 options were granted to our employees at exercise prices at $0.04 and $0.07 under the 2009 Plan, respectively, and these awards vest over a four-year period, with 25% of the options to vest on the each of the anniversary after the grant date.

        As of December 31, 2014, options to purchase 6,548,240 ordinary shares were outstanding under the 2009 Plan.

        On March 18, 2014, we granted restricted share to our employees which will allow them to purchase up to a total of 1,600,000 restricted shares upon vesting at par value under the 2009 Plan. These non-vested restricted shares vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date.

        As of December 31, 2014, there was US$0.4 million of total unrecognized compensation expense related to non-vested restricted shares granted under the 2009 Plan, which is expected to be recognized over a weighted-average period of 3.2 years.

  2010 Share Incentive Plan

        On June 13, 2010, our Board of Directors approved the 2010 Share Incentive Plan, or the 2010 Plan, which authorized the issuance of options to purchase up to 55,000,000 ordinary shares to our employees, directors, and consultants, as determined by our Board of Directors. The maximum contractual term of the awards under this plan shall be no more than ten years from the date of grant.

        On January 4, 2011, we granted options to our employees and a third party consultant to purchase 16,665,000 and 2,500,000 of ordinary shares, respectively, at an exercise price of $0.36 per share under the 2010 Plan. These options vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date. The 2,500,000 options were provided in exchange for consulting services which were to have been delivered over the next four years. In September 2011, the options granted to a third party consultant were forfeited as the underlying service contract was terminated.

        On May 24, 2011, we granted options to our directors and certain employees to purchase a total of 20,175,000 ordinary shares at an exercise price of $0.45 per share under the 2010 Plan. These options vest over either a four or three year period, each with a graded vesting schedule, all commencing on May 24, 2011.

        On November 21, 2011, we granted options to an employee to purchase up to 150,000 ordinary shares at an exercise price of $0.26 per share under the 2010 Plan. These options vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date.

        On February 28, 2012, our compensation committee approved a share option exchange program that offered our eligible directors and employees the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2010 Plan between January 2011 to May 2011 for our restricted shares at the ratio of 3:1. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual on the date of exchange. These replacement restricted shares are subject to substantially the same vesting schedule as the options that are validly tendered in the exchange offer. A total of 102 directors and employees accepted the offer, and tendered options to purchase an aggregate of 28,790,000 ordinary shares, including 14,090,000 shares granted on January 4, 2011 and 14,700,000 shares granted on May 24, 2011, in exchange for an aggregate of 9,596,718 restricted shares at a ratio of 3:1, which were granted on March 30, 2012. The exchange of the share option for restricted shares was accounted for as a modification of share-based award, which involves a cancellation of the original award and an issuance of a new award, with no incremental compensation cost recognized as the fair value of the restricted shares was not more than the fair value of the options given up on the date of exchange.

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

        As of December 31, 2014, options to purchase 10,970,000 ordinary shares were outstanding under the 2010 Share Plan.

        On May 24, 2011 and July 16, 2012, we granted 4,500,000 and 400,000 non-vested restricted shares to our employees and officers for no consideration, respectively, under the 2010 Plan. These restricted shares will vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date.

        On September 4, November 5, and December 11, 2013, we granted a total of 10,190,000, 4,800,000 and 394,560 non-vested restricted shares to employees, officers and an external consultant at par value, respectively, under the 2010 Plan. These restricted shares will vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date.

        As of December 31, 2014, there was US$1.4 million of total unrecognized compensation expense related to non-vested restricted shares granted under the 2010 Plan, which is expected to be recognized over a weighted-average period of 2.7 years.

  2012 Share Incentive Plan

        On July 25, 2012, the our Annual General Meeting approved the 2012 Share Incentive Plan, or the 2012 Plan, which authorized the issuance of options to purchase up to 30,000,000 ordinary shares to our employees, directors, and consultants, as determined by our Board of Directors. The maximum contractual term of the awards under this plan shall be no more than ten years from the date of grant.

        As of December 31, 2014, there were no options granted under the 2012 Plan.

        On April 22, 2014, we granted 1,000,000 restricted shares to an officer at par value under the 2012 Plan. These restricted shares will vest over a four-year requisite service period, with 25% to vest on the first anniversary of the Grant Date. 75% to vest in 36 equal installments at the ending of each calendar month over a period 36 consecutive months subsequent to the first anniversary of the Grant Date.

        On July 1, 2014, we granted 60,000 restricted shares to an independent director, under the 2012 Plan. These restricted shares will vest over a one-year requisite service period, with 100% to vest on the first anniversary after the grant date.

        As of December 31, 2014, there was US$0.3 million of total unrecognized compensation expense related to non-vested restricted shares granted under the 2012 Plan, which is expected to be recognized over a weighted-average period of 3.2 years.

        We recognize the share grants as compensation for the relevant employees' services to us and recorded share-based compensation expenses. Our share-based compensation expenses amounted to approximately US$2.2 million, US$2.1 million and US$2.2 million in 2012, 2013 and 2014, respectively.

        We are required to estimate the grant-date fair value of the share options and other share-based awards that we grant to our employees. The grant date fair value of the share options granted in the years ended December 31, 2012was estimated using binomial option-pricing model. The fair value of non-vested restricted shares granted to our employees and officers was computed based on the fair value of our ordinary shares on the grant date, while the fair value of non-vested restricted shares granted to an external consultant was re-measured at the end of each reporting period until the services being provided is completed. We estimated the expected term based on option terms related to vesting schedule and expected option expiration date. The volatility rate estimation is developed based on the volatility of the comparable companies within the expected term commensurate with the expected time period modified to reflect ways in which currently available information indicates that the future of the subject company is reasonably expected. The risk-free interest rate is selected based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars, with duration closest to the expected term.

        Since the completion of our initial public offering, we determined the fair value of the ordinary shares for the above option awards to our employees and officers was based on the closing price of our ADSs traded on the NYSE on the grant day, while the fair value of non-vested restricted shares granted to an external consultant was re-measured at the end of each reporting period until the services being provided is completed. The table below sets forth certain information concerning the options and restricted shares awarded to our directors and executive officers and other individuals as a group in 2012, 2013 and 2014 on the dates indicated:

Grant Date/Award Date	Options	Restricted Shares	Exercise Price/ Purchase Price (US$)	Fair Value of Ordinary Shares (US$)
June 24, 2009	10,500,000	—	0.0400	0.0214
June 7, 2010	35,175,000	—	0.0700	0.0700
January 4, 2011	5,075,000	—	0.3600	0.3600
	—	4,696,697	0.00002	0.3600
May 24, 2011	5,475,000	—	0.4500	0.5000	(1)
	—	4,500,000	nil	0.5000	(1)
	—	1,000,000	0.00002	0.5000	(1)
	—	3,900,021	0.00002	0.5000	(1)
November 21, 2011	150,000	—	0.2600	0.2600	(2)
July 16, 2012	19,840,000	—	0.2395	0.2395	(3)
	—	400,000	nil	0.2395	(3)
July 20, 2012	3,600,000	—	0.1960	0.1960	(4)
September 4, 2013	—	10,190,000	0.00002	0.2390	(5)
November 5, 2013	—	4,800,000	0.00002	0.2600	(6)
December 11, 2013	—	394,560	0.00002	0.2560	(7)
March 18, 2014	—	1,600,000	0.00002	0.3390	(8)
April 22, 2014	—	1,000,000	0.00002	0.2990	(9)
July 1, 2014	—	60,000	0.00002	0.2500	(10)

(1)
Estimated based on the mid-point of the estimated public offering price set forth on the front cover of the preliminary prospectus dated May 24, 2011.

(2)
Determined based on the closing price of our ADSs trade on the NYSE on November 21, 2011.

(3)
Determined based on the closing price of our ADSs trade on the NYSE on March 30, 2012.

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

(8)
Determined based on the closing price of our ADSs trade on the NYSE on March 18, 2014.

(9)
Determined based on the closing price of our ADSs trade on the NYSE on April 22, 2014.

(10)
Determined based on the closing price of our ADSs trade on the NYSE on July 1, 2014.

  Non-vested Restricted Shares

        In June, 2012, we granted a co-founder and senior management of Guangdong Taomee a 15% equity interest in Guangdong Taomee in the form of non-vested restricted shares. These restricted shares will vest over a three-year requisite service period, with 33.3% to vest on each anniversary after the grant date. The fair value of non-vested restricted shares was determined based on estimated fair value of Guangdong Taomee on the grant date. We recorded US$46,072, US$80,571 and US$81,323 compensation expense related to these non-vested restricted shares in 2012, 2013 and 2014. As of December 31, 2014, there was US$40,681 unrecognized compensation expense to be recognized over the weighted-average period of 0.5 years.

        In June, 2014, we granted a co-founder and senior management of Shanghai Xinsheng an 8.33% equity interest in Shanghai Xinsheng in the form of non-vested restricted shares. 5.33% of the granted restricted shares will vest upon the completion of Shanghai Xinsheng's capital injection, and another 3% will be vested in increments of 1% on each January 1, following the first, second and third anniversaries, respectively, of the starting date of the co-founder's labor contract. We recorded US$216,854 compensation expense related to these non-vested restricted shares in 2014. As of December 31, 2014, there was US$68,516 unrecognized compensation expense to be recognized over the weighted-average period of 2.0 years.

        In June, 2014, we granted a co-founder and senior management of Shanghai Jushou an 8.33% equity interest in Shanghai Jushou in the form of non-vested restricted shares. 5.33% of the granted restricted shares will vest upon Shanghai Jushou's establishment, and another 3% will be vested in increments of 1% on each January 1, following the first, second and third anniversaries, respectively, of the starting date of the co-founder's labor contract. We recorded US$108,163 compensation expense related to these non-vested restricted shares in 2014. As of December 31, 2014, there was US$34,258 unrecognized compensation expense to be recognized over the weighted-average period of 2.0 years.

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

Allowance for Doubtful Accounts

        We conduct credit reviews for customers to whom we extend credit terms. We determine the allowance for doubtful accounts that may not be collected based on the aging of our accounts receivable and specific evidence relating to the financial condition of our customers that may affect their ability to pay their balances. Allowance for doubtful accounts are charged to general administrative expenses. We recorded nil, US$0.3 million and US$0.3 million allowance for doubtful accounts as of December 31, 2012, 2013 and 2014, respectively. In the year 2014, we wrote off accounts receivable and related full allowance for doubtful accounts of $0.6 million from the settlements agreed with counterparties.

Impairment of Equity Investments

        We assess our equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee's products and technologies, the general market conditions in the investee's industry or geographic area, factors related to the investee's ability to remain in business, such as the investee's liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. The fair value determination, particularly for investments in privately held companies whose revenue models remain unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If any impairment exists, we will write down the investment to its fair value and take a corresponding charge to our consolidated statements of operations. We recorded nil, US$0.4 million and US$1.4 million in impairment loss on equity investees as of December 31, 2012, 2013 and 2014, respectively.

Impairment of Long-lived Assets

        We evaluate our long-lived assets with definite useful life, including property and equipment as well as acquired intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to significant under-performance of the assets in relation to expectations, and significant changes or planned changes in the use of the assets. When these events occur, we measure impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. The impairment tests involve the use of accounting estimates and assumptions that management believed to be reasonable, the result of which form the basis for our conclusions. Significant changes to these estimates and assumptions could adversely impact our conclusion to these impairment tests. There were nil, US$1.0 million and nil impairment charge recognized for the years ended December 31, 2012, 2013 and 2014.

        We test the intangible asset with indefinite useful life for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount of the intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess.

Revenue Recognition

  Online business revenue

        Our online business includes developing and operating online virtual worlds, mobile games and applications, as well as other online entertainment services.

  Online virtual world business revenue

        We earn revenues through developing and operating proprietary online virtual worlds. We provide such services to children via an online entertainment platform pursuant to a time-based revenue model and an item-based revenue model. Since our inception, we have not licensed or otherwise marketed any of our proprietary software to third parties except in one instance which was immaterial.

        Time-based model—Users typically pay RMB10 (US$1.6) for a 30-day subscription per virtual world to access premium features in each of our virtual worlds. We recognize revenue generated from subscription fees ratably over the users' subscription period.

        Item-based model—Users purchase our in-game virtual items under this model. Revenues are recognized over the estimated lives of the in-game virtual premium items purchased or as the virtual premium items are consumed. For the virtual premium items that are immediately consumed, we recognize revenue upon consumption. For the virtual premium items with no predetermined expiration or permanent items, we recognize revenue ratably over the estimated average lives of the permanent items (i.e. estimated period paying players play our games), which range from six to 18 months. The amount of the unamortized permanent items and unconsumed items are recognized as deferred revenue. We recognized US$16.3 million, US$22.4 million and US$20.1 million gross revenue from virtual premium items accounted for under the item-based model for the years ended December 31, 2012, 2013 and 2014, respectively. We estimate the average lives of our permanent items based on an assessment of our historical data and user behavior patterns, including the average period that users typically stay in our virtual worlds, the age group of our target users, and the number of active paying users in our virtual worlds, and the promotional events we launched, with reference to industry research data. We assess the estimated lives of our permanent items periodically. If there are indications of any significant changes to the estimated lives of these permanent items, the revised estimates would be applied prospectively in the period of change. Prior to June 30, 2010, we did not have sufficient historical data from our virtual worlds to estimate the useful life of the permanent items, and used the industry research data and peer company information in developing the estimate of the average life of permanent items, which was determined to be one year for all our virtual worlds. Effective July 1, 2010, we changed the accounting estimate of the useful life of our permanent items in Mole's World from one year to 18 months based on an analysis of the life of the virtual world and user behavior patterns using historical user data since the launch of Mole's World in September 2008, and applied such change prospectively. The effect of the change in accounting estimate on the results of operations for the year ended December 31, 2010 was immaterial. In 2011 and 2012, we did not make changes to the useful life of any of our virtual worlds. In 2013, we assessed our historical data of user behavior as well as industry research data and noticed a shortening trend user lifespan and changed the estimated lives of premium items for newly launched online virtual worlds to half a year. The estimated lives of existing virtual worlds remained unchanged. In 2014, we assessed our historical data of user behavior as well as industry research data again and concluded estimated lives of existing virtual worlds remained unchanged. We will continue to monitor the user behavior patterns of each of our virtual worlds and will utilize such information to update the estimates of the useful lives of permanent items.

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

        Prepaid cards expire on the expiration date printed thereon, which is generally two years after the date of card production. Proceeds from expired prepaid cards that have not been activated are recognized as other operating income upon expiration of the cards. We recognized US$1.9 million, US$1.6 million and US$0.6 million in other operating income in connection with expired prepaid cards for the years ended December 31, 2012, 2013 and 2014, respectively.

  Online mobile game business revenue

        We generate such revenues primarily from licensing of our self-developed mobile games, which are played on iOS or Android based smartphones and tablets, to certain publishers including Chukong, IGG, True Digital Plus and Netmarble. They publish such games to end users distribution channels, such as the iOS App Store, Google Play Store, 360 Mobile Assistant, UC Web, 91 Wireless, SnapPea. Revenues from those mobile games are shared between us and the publishers based on a predetermined percentage for each game. These mobile game licensing agreements typically are two to three years.

        We perform assessment for each mobile game licensing agreement to determine whether or not we act as the principal or as an agent in the arrangement, in order to determine if relevant revenues should be reported gross or net. The assessment and determination including but not limited to whether we (i) are the primary obligor in the arrangement, (ii) have latitude in establishing the selling price, (iii) have the power to change the product or perform part of the service, and (iv) have involvement in the determination of product and service specifications.

        We conclude our responsibilities are limited to delivering game to publishers for whom to operate as well as providing limited ongoing technical and customer services associate with the game contents, hence, we consider ourselves as the agent in the mobile game licensing arrangements. Accordingly, we record revenues generated from these licensed mobile games based on the net amount collected from those third-party publishers.

        Besides, we usually receives upfront license fees form the publishers after the licensing agreements are signed and before the commercial launch of these games. Those license fees would be deferred and recognized as revenue until the date of the commercial launch and amortized on a straight-line basis over the licensing terms.

  Offline business revenue

        Licensing and royalty fee revenue—revenues from our offline business include licensing income and royalty fees for licensing our proprietary cartoon figures to merchandisers and book publishers. Most of the revenues generated under merchandise licensing income and royalty fees are recognized at the end of each month and calculated at the contractual royalty rate times the sales of the licensed merchandise product for the month. The sales of the licensed product are derived from the monthly sales reports provided by the licensee.

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

        Merchandise sales revenue—revenues from selling toys, books and merchandise are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured.

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

        Our actual share-based compensation expense may be materially different from our current expectations. As of December 31, 2014, we had US$0.3 million of unrecognized compensation expense related to unvested options granted under our share incentive plans, which we expect to recognize over a weighted-average period of 1.3 years. As of December 31, 2014, we also had US$2.0 million of total unrecognized compensation expense related to non-vested restricted shares granted under our share incentive plans, which is expected to be recognized over a weighted-average period of 2.8 years.

        Other general assumptions used in deriving the fair value of the ordinary shares transferred and our total equity value include the following: (i) there will be no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) there will be no material changes in tax law in China and the tax rates applicable to our subsidiary, VIE and VIEs' subsidiary; (iii) exchange rates and interest rates will not differ materially from currently prevailing rates, (iv) the availability of finance will not be a constraint on our future growth, (v) we will retain and have competent management, key personnel and technical staff to support its ongoing operation, and (vi) there will be no material deviation in industry trends and market conditions from economic forecasts.

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

        We consider positive and negative evidence when determining whether some portion or all of our deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our historical results of operations, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2014, we believe it is more-likely-than-not that Shanghai Animation, Shanghai Qidong and Shanghai Xinsheng will not realize the deferred tax assets resulted from the tax loss carried forward in the future periods. Thus, a full valuation allowances are provided for the deferred tax assets of Shanghai Animation. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced. Such reduction of deferred tax asset could increase our income tax expense and adversely affect our results of operations in the period in which an allowance is recorded.

        Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. In 2013, deferred tax liabilities of US$1.5 million were accrued for undistributed earnings of Shanghai Taomee and Guangdong Taomee, on the basis that distribution of the earnings, in the form of dividends or otherwise, to Shanghai Shengran would be subject to the applicable PRC tax laws and regulations, unless a tax strategy which we determined to avail ourselves of were devised to avoid such tax. Prior to 2013, these entities were in an accumulated loss position. In 2014, we reversed the deferred tax liabilities of US$1.5 million after completing our feasibility analysis on a method, which we could ultimately execute if necessary to repatriate the undistributed earnings of VIEs without significant tax costs.

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

Consolidation of VIEs

        PRC laws and regulations currently prohibit or restrict foreign ownership of Internet-related business. In order to comply with these foreign ownership restrictions, we operate our online entertainment community through Shanghai Taomee. We have entered into a series of contractual arrangements with Shanghai Taomee and its equity owners. As a result of these contractual arrangements, we have the ability and intention to exercise control over the entities and the right and obligation to absorb substantially all of their profits and losses Therefore, we have concluded that we are the primary beneficiary of Shanghai Taomee and have consolidated the entities since the date of execution of the contractual arrangements. This conclusion is predicated on the assumption that the contractual arrangements are legally enforceable, which we have determined based on the advice of our PRC legal counsel. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control Shanghai Taomee might preclude us from consolidating Shanghai Taomee in the future. See "Item 3 Key Information—Risks Related to Our Corporate Structure."

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues.

	For Years Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Net revenues:
Online business	$32,169	80.0	$35,330	73.1	$33,292	78.9
Offline business	8,039	20.0	13,024	26.9	8,897	21.1

Total net revenues	40,208	100.0	48,354	100.0	42,189	100.0

Cost of revenues:
Online business	(6,950)	(17.3)	(7,644)	(15.8)	(6,535)	(15.5)
Offline business	(3,048)	(7.6)	(5,621)	(11.6)	(5,182)	(12.3)

Gross profit	30,210	75.1	35,089	72.6	30,472	72.2

Operating income (expenses):
Product development expenses	(12,318)	(30.6)	(13,886)	(28.7)	(14,446)	(34.2)
Sales and marketing expenses	(9,966)	(24.8)	(9,446)	(19.5)	(9,304)	(22.1)
General and administrative expenses	(10,078)	(25.1)	(13,095)	(27.1)	(13,506)	(32.0)
Impairment loss on acquired intangible assets	—	—	(1,046)	(2.2)	(116)	(0.3)
Other operating income	5,512	13.7	5,708	11.8	5,020	11.9

Total operating expenses	(26,850)	(66.8)	(31,765)	(65.7)	(32,352)	(76.7)

Income (loss) from operations	3,360	8.4	3,324	6.9	(1,880)	(4.5)
Interest income	2,647	6.6	2,932	6.1	2,914	6.9
Other income (expenses), net	859	2.1	771	1.6	(453)	(1.0)
Impairment loss on investment in equity investees	—	—	(370)	(0.8)	(1,400)	(3.3)
Income (loss) before income taxes and share of profit (loss) in equity method investments, net of gain (loss) on disposals	6,866	17.1	6,657	13.8	(819)	(1.9)
Income tax benefit (expense):
Current	1,279	3.2	(789)	(1.6)	(600)	(1.4)
Deferred	(424)	(1.1)	(630)	(1.3)	2,763	6.5
Total income tax (expenses)/benefits	855	2.1	(1,419)	(2.9)	2,163	5.1
Income (loss) before share of profit (loss) in equity method investments, net of gain (loss) on disposals	7,721	19.2	5,238	10.9	1,344	3.2
Share of profit (loss) in equity method investments, net of gain (loss) on disposals	1,140	2.8	207	0.4	(433)	(1.0)

Net income	8,861	22.0	5,445	11.3	911	2.2

Net income (loss) attributable to non-controlling interest	(1)	0.0	4	0.0	(95)	(0.2)

Net income attributable to holders of ordinary shares	$8,862	22.0	$5,441	11.3	$1,006	2.4

Reportable Segments

        For 2012, 2013 and 2014, we had two reportable segments: (i) online business and (ii) offline business. Segment revenues from the online business segment and our offline business segment accounted for 80.0% and 20.0%, respectively, in 2012, 73.1% and 26.9%, respectively, in 2013, and

78.9% and 21.1%, respectively, in 2014. The online business segment comprises primarily the operation of the virtual worlds offered through our online virtual community, mobile games and applications, online video platform as well as other online services. In 2012, 2013 and 2014, the offline business segment comprised primarily of the licensing of our franchises to book publishers and makers of consumer products, as well as revenues from film series and toys mainly featuring our cartoon figures. We do not allocate operating expenses to the segments. The following table sets forth our net revenues, gross profit and gross profit margin by segment for the periods indicated.

	For the Years Ended December 31,
	2012			2013			2014
	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin	Segment Net Revenues	Segment Gross Profit	Segment Gross Margin
	US$	US$	%	US$	US$	%	US$	US$	%
	(in thousands, except percentages)
Reportable Segments:
Online business	32,169	25,220	78.4	35,330	27,686	78.4	33,292	26,758	80.4
Offline business	8,039	4,990	62.1	13,024	7,403	56.8	8,897	3,714	41.8

Total	40,208	30,210	75.1	48,354	35,089	72.6	42,189	30,472	72.2

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

        Net Revenues.    Our net revenues decreased by 12.7% from US$48.4 million in 2013 to US$42.2 million in 2014. This decrease was primarily attributable to the decrease in both online business revenues and offline business revenues.

        Online Business.    Net revenues generated from the online business decreased by 5.8% from US$35.3 million in 2013 to US$33.3 million in 2014. The decrease was primarily driven by the decrease in active paying accounts of our virtual worlds, which reflected change of user behavior, as more and more children are shifting from web games to mobile games, and intensified competition. The decrease was partially offset by the increase of revenues from our mobile games business.

        Offline Business.    Net revenues generated from our offline business decreased by 31.7% to US$8.9 million in 2014 from approximately US$13.0 million in 2013. This decrease was primarily attributable to the decrease in our merchandise licensing and toys business.

        Cost of Revenues.    Our cost of revenues decreased by 11.7% from US$13.3 million in 2013 to US$11.7 million in 2014, primarily due to decreases in cost of revenues of both our online and offline businesses.

        Online Business.    Cost of revenues relating to our online business decreased by 14.5% to US$6.5 million in 2014 from US$7.6 million in 2013. This decrease was primarily due to the decrease in payroll expenses, amortization cost associated with game licensing fees and royalties related to our operation of certain third-party developed virtual worlds.

        Offline Business.    Cost of revenues relating to our offline business decreased by 7.8% to US$5.2 million in 2014 from approximately US$5.6 million in 2013. This decrease was primarily due to the decrease in toy costs, while partially offset by an increase in film production cost.

        Gross Profit.    As a result of the foregoing, our gross profit decreased to US$30.5 million in 2014 from US$35.1 million in 2013, while our gross margin decreased slightly to 72.2% in 2014 from 72.6% in 2013. The gross margin of our online business increased from 78.4% in 2013 to 80.4% in 2014, while the gross margin of our offline business decreased from 56.8% in 2013 to 41.8% in 2014.

        Operating Expenses.    Our operating expenses slightly increased by 1.8% to US$32.4 million in 2014 from US$31.8 million in 2013. The increase in our operating expenses was primarily due to the increase in product development expenses and general and administrative expenses as well as the decrease in other operating income.

  •
  Product Development Expenses.  Our product development expenses increased by 4.0% from US$13.9 million in 2013 to US$14.4 million in 2014. The increase was primarily attributable to an increase in payroll expenses and toy design fees, partially offset by a decrease in rental expenses.

  •
  Sales and Marketing Expenses.  Our sales and marketing expenses slightly decreased by 1.5% from US$9.4 million in 2013 to US$9.3 million in 2014. The decrease was primarily attributable to decreases in payroll and advertising and promotion expenses, partially offset by an increase in film promotion cost.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 3.1% from US$13.1 million in 2013 to US$13.5 million in 2014. The increase was primarily due to an increase in payroll expenses and provision for bad debt and unrecoverable prepayments, partially offset by a decrease in professional service fees and share-based compensation expenses.

  •
  Impairment loss on acquired intangible assets.  We incurred impairment loss on acquired intangible assets of US$0.1 million in 2014 incurred by writing off the remaining term of an underperforming game, Magic Haqi II, as compared to US$1.0 million in 2013 incurred by writing off the remaining term of two underperforming games, Wizard 101 and Speed Hunter.

  •
  Other Operating Income.  We had other operating income of US$5.0 million in 2014, a decrease of 12.1% from US$5.7 million in 2013. Other operating income primarily consists of government subsidies and revenue recognized upon expiration of prepaid cards.

        Income Tax Benefit (Expense).    We had income tax benefit of US$2.2 million in 2014, compared to an income tax expense of approximately US$1.4 million in 2013. The change was primarily because we accrued US$1.5 million of deferred tax liabilities on the undistributed earnings of our VIEs and VIE subsidiaries in 2013. In 2014, we reversed the deferred tax liabilities of US$1.5 million after we completed our analysis on a feasible method, which we could ultimately execute if necessary to repatriate the undistributed earnings of VIEs without significant tax costs.

        Interest Income, Net.    Our net interest income was US$2.9 million in 2013 and 2014, respectively.

        Other Income (Expenses), Net.    We had other expenses of US$0.5 million in 2014, compared with other income of US$0.8 million in 2013, because of the exchange loss of our offshore RMB as RMB depreciated against US dollar in year 2014.

        Impairment loss on Investment in Equity Investees.    We incurred impairment loss on investment in an equity investee of US$1.4 million in 2014 primarily due to the deteriorating operating and financial performance of our investment in Voozclub, as compared to impairment loss of US$0.4 million in 2013 primarily due to the deteriorating operating and financial performance of our investment in Chuangyou.

        Share of Profit (loss) in Equity Method Investments, net of gain (loss) on disposals.    We incurred share of loss in equity investment of US$0.4 million in 2014, compared with share of profit in equity investment of US$0.2 million in 2013. The change was mainly due to the losses of our equity method investment Jiangxi Haomi significantly increased comparing with 2013.

        Net Income.    As a result of the foregoing, we had a net profit of US$1.0 million in 2014, compared with our net income of US$5.4 million in 2013.

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

        Offline Business.    Net revenues generated from our offline business increased by 62.0% to US$13.0 million in 2013 from approximately US$8.0 million in 2012. This increase was primarily attributable to revenue contribution from our toy sales and box office sharing of our film Seer III: Universal Force.

        Cost of Revenues.    Our cost of revenues increased from US$10.0 million in 2012 to US$13.3 million in 2013, primarily due to the increased costs resulting from the growth of both online and offline businesses.

        Online Business.    Cost of revenues relating to our online business increased by 10.0% to US$7.6 million in 2013 from US$6.9 million in 2012. This increase was primarily due to an increase in bandwidth costs, fees related to our operation of certain third-party developed virtual worlds and amortization costs associated with game licensing fees.

        Offline Business.    Cost of revenues relating to our offline business increased by 84.4% to US$5.6 million in 2013 from approximately US$3.0 million in 2012. This increase was primarily due to an increase in toy costs resulting from our expansion of our toy sales.

        Gross Profit.    As a result of the foregoing, our gross profit increased to US$35.1 million in 2013 from US$30.2 million in 2012, while our gross margin decreased to 72.6% in 2013 from 75.1% in 2012, as a result of the revenue contribution from toy business, which generates lower gross margin as compared to our online business and other offline business.

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

        Share of Profit in Equity Method Investments, net of gain (loss) on disposals.    We incurred share of profit in equity investment of US$0.2 million in 2013, compared with US$1.1 million in 2012. The change was mainly due to our most recent equity method investments in entities which are loss-making as they are in the early stage of research and development.

        Net Income.    As a result of the foregoing, our net income decreased from US$8.9 million in 2012 to US$5.4 million in 2013.

B.
Liquidity and Capital Resources

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2012	2013	2014
	(US$ in thousands)
Net cash provided by operating activities	7,162	9,936	2,401
Net cash used in investing activities	(7,731)	(14,771)	(3,777)
Net cash used in financing activities	(1,667)	(1,098)	(9,592)
Effect of exchange rate changes	128	1,613	(109)
Net decrease in cash and cash equivalents	(2,108)	(4,320)	(11,077)
Cash and cash equivalents, beginning of the period	120,679	118,571	114,251

Cash and cash equivalents, end of the period	118,571	114,251	103,174

        To date, we have financed our operations primarily through cash from operations and proceeds from our initial public offering. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2012, 2013 and 2014. As of December 31, 2012, 2013 and 2014, we had US$118.6 million, US$114.3 million and US$103.2 million in cash and cash equivalents, respectively, among which US$51.5 million, US$44.9 million and US$27.8 million were held outside the PRC, respectively. Our cash and cash equivalents held outside the PRC primarily originated from our initial public offering, and as of December 31, 2014, the proceeds were used as follows: (i) US$0.6 million were used to subscribe for the newly issued shares of Taiwan Taomee through Joy Children in the fourth quarter of 2011; (ii) US$6.2 million were used to acquire 8.02% equity interest in Gamespedia in second half of 2012; (iii) US$5.3 million were used to pay increased legal, accounting and other operational expenses and costs we incurred as a public company; (iv) US$6.4 million were used to pay a cash dividend declared in November 2010 to our shareholders in July 2011 and August 2011; (v) US$1.4 million were used to acquire a minority equity interest in Voozclub in January 2013; (vi) US$3.0 million invested in a short-term money market investment in the second quarter of 2013 and disposed in the second quarter of 2014; (vii) US$2.0 million were used to acquire a minority equity interest in a Beijing-based pre-school education service provider in September 2013, (viii) US$0.2 million were used to acquire a minority equity interest in a New York City company that develops mobile applications, animation and products for pre-school children in December 2013, (ix) US$14.7 million were used to repurchase from the open market during the period from December 2011 to December 2014 a total of 2,940,370 ADSs under our share repurchase program approved by the Board in November 2011 and extended in September 2012 and November 2014, and a new share repurchase plan approved by the board on March 28, 2014 and extended in March 2015, and (x) US$9.7 million were used to increase register capital for Shanghai Shengran. We will continue to use the IPO proceeds primarily for the purposes described in the "Use of Proceeds" section of our Form F-1 in accordance with our business plans and on an as-needed basis.

        Our cash and cash equivalents as of December 31, 2012, 2013 and 2014 are listed in the table below:

	Held in US$ (in thousands)				Held in RMB (in thousands)				US$ (in thousands)
		Cash located inside the PRC(1)				Cash located inside the PRC(1)
	Cash located outside the PRC	Held by non-VIEs	Held by VIEs(2)	Total	Cash located outside the PRC	Held by non-VIEs	Held by VIEs(2)	Total	Total translated to US$
December 31, 2014	8,365	5,362	—	13,727	120,687	370,661	57,820	549,168	103,174
December 31, 2013	17,122	103	—	17,225	168,453	347,554	74,482	590,489	114,251
December 31, 2012	19,541	103	—	19,644	198,699	323,809	97,214	619,722	118,571

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

        The decrease of the cash and cash equivalents from 2013 to 2014 was primarily due to the repurchase of US$10.3 million our ADS on open market as well as the prepayment for land use rights and land pre-development service fees of US$1.5 million. The decrease in cash provided by operating activities from 2013 to 2014 was primarily attributable to the decrease in revenues generated from both our online and offline businesses.

        We did not declare any dividend in 2012, 2013 and 2014.

        On January 26, 2015, we declared a special one-time cash dividend of US$0.0325 per ordinary share, or US$0.65 per ADS, each representing 20 ordinary shares. The total amount of cash distributed for the special dividend was US$24.6 million, which has been paid in full by February 17, 2015.

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

        In addition, current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our subsidiaries, VIEs and VIEs' subsidiaries in China is required to set aside at least 10% of its after tax profits, as determined on a calendar year basis and in accordance with PRC GAAP, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The registered capital of Shanghai Taomee and Shanghai Shengran are RMB10.0 million (US$1.4 million) and RMB77.1 million (US$12.2 million), respectively. As of the date of this annual report, Shanghai Taomee and Shanghai Shengran have made allocations to the statutory reserve fund in compliance with the applicable PRC laws and regulations. Shanghai Taomee didn't make any allocations for the year ended December 31, 2014 because its statutory reserves have reached 50% of its registered capital, the maximum amount required under the PRC regulations. Shanghai Shengran made allocations of RMB1.9 million (US$0.3 million) for the year ended December 31, 2014. These reserves are not distributable as cash dividends.

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

        We believe that our current levels of cash balances and cash flows from operations will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months. However, we may need additional cash resources in the future if we experience adverse business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisitions, strategic cooperation or other similar actions. For example, our land development for our future office buildings may require bank debt to partially fund the development.

Operating Activities

        Our net cash provided by operating activities in 2014 was approximately US$2.4 million. This is based on our net income of US$0.9 million in 2014, positively adjusted by US$2.2 million increase in share-based compensation, US$2.2 million increase in depreciation and amortization, US$1.4 million increase in long-term investment impairment, US$1.3 million increase in advance from customers as well as US$1.1 million increase in allowance for doubtful accounts and long-term prepayments. This was partially offset by US$2.8 million increase in deferred income tax benefit, US$1.9 million increase in other assets, US$1.5 million decrease in accrued expenses and other current liabilities and, to a less extent, by adjustment of accounts payable, prepayments and other current assets, as well as deferred revenues.

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

Investing Activities

        Our net cash used in investing activities in 2014 was approximately US$3.8 million, primarily due to US$4.7 million paid to acquire equity investees, US$1.5 million paid as prepayment for land use rights and land pre-development service fees, US$0.8 million for the purchase of property and equipment for our ordinary course of businesses as well as US$0.3 million paid to purchase intangible assets. This was partially offset by proceeds of US$3.0 million from disposal of short-term investments and proceeds of US$0.3 million from sale of an equity investment.

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

Financing Activities

        Our net cash used in financing activities in 2014 was approximately US$9.6 million, resulting from US$10.3 million used in repurchase of ordinary shares, and was offset by the proceeds of US$0.6 million received from exercise of share options.

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

Capital Expenditures

        We had capital expenditures of US$1.7 million, US$5.3 million and US$2.5 million for 2012, 2013 and 2014, respectively. Our capital expenditures were used primarily for (i) purchase of computer hardware and equipment, (ii) purchase of intangible assets, (iii) purchase of franchises and online game licensing rights for our pipeline, and (iv) prepayments as deposits for obtaining land use rights and building ownership. Actual future capital expenditures may differ from the amounts indicated above.

Restricted Net Assets

        Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries, VIEs and VIEs' subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to US$2.3 million as of December 31, 2014. In addition, due to restrictions on the distribution of registered capital from our PRC subsidiaries, the PRC subsidiaries' registered capital of US$42.0 million as of December 31, 2014, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2014, approximately US$44.3 million, were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

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

        In each of the three years ended December 31, 2012, 2013 and 2014, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$12.3 million, US$13.9 million and US$14.4 million, representing 30.6%, 28.7% and 34.2% of our total net revenues for 2012, 2013 and 2014, respectively. Our research and development expenses consist primarily of payroll expenses, share-based compensation expenses and rental expenses. We have expensed all of the development costs for the research and development of products.

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

        As of December 31, 2014, we had received approval for 376 and 7 trademark registrations in China and Taiwan respectively and are in the process of applying for registration of 70 trademarks in China. In addition, we have obtained 105 copyright registrations for software we developed, 177 copyright registrations for Mole's World and Seer animation series and 416 copyright registrations for artworks which were produced by our employees and owned by us. We also registered 38 domain names, including www.61.com, our primary operation website, and www.taomee.com, our corporate information website.

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

D.
Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.
Contractual Obligations

        The following table sets forth our operating lease obligations as of December 31, 2014:

	Payments Due by Period
	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years	Total
	(US$ in thousands)
Operating lease obligations	819	122	—	—	941

Total	819	122	—	—	941

        Our operating lease obligations related to lease agreements for our corporate offices and Internet data centers.

        In December 2014, Shanghai Xinsheng was granted a two-year right from a third party to develop a web game and a mobile ARPG game based on "Fairy Tail", a famous Japanese IP derived from manga series. License fee and minimum guarantee for each game was $0.5 million and $0.4 million, respectively and the total amount of license fees and minimum guarantees was $1.8 million. We made payments of $1.0 million license fees and $0.4 million minimum guarantees in February 2015.

        In December 2014, we entered into a land use right transfer agreement with Songjiang Planning and Land Administration Bureau of Shanghai Municipality to purchase the land use right of the above mentioned two parcels lands for considerations of RMB11.0 million (US$1.8 million) and RMB10.4 million (US$1.7 million), respectively. Prepayments of RMB2.2 million (US$0.4 million) and RMB2.1 million (US$0.3 million) were paid in December 2014 and the rest of considerations were paid in January 2015.

        Under the land use right transfer agreement in connection with the First Parcel, we agreed that the total aggregate of our corporate entities registered under the Shanghai Songjiang District will (i) reach sales revenues of RMB259.2 million (US$41.8 million), (ii) the relevant annual tax expenses will be no less than RMB14.6 million (US$2.4 million) and (iii) the annual tax expenses per square meter will be no less than RMB1,200 (US$193.4) by January 26, 2020. In addition, we also committed to pay a project completion security deposit of RMB2.2 million (US$0.4 million), adhering us to certain project commencement, completion and operation milestones on specific dates. Should we fail to meet these requirements and depending on the severity of breach, we may be subject to liabilities for breach including forfeiture of a portion or all of our deposit allocated separately to each of the three requirements, termination of the transfer agreement and the forfeiture of the land use right etc.

        Under the land use right transfer agreement in connection with the Second Parcel, we agreed that the total aggregate of our corporate entities registered under the Shanghai Songjiang District will (i) reach revenues of RMB244.3 million (US$39.4 million), (ii) the relevant annual tax expenses will be no less than RMB13.8 million (US$2.2 million) and (iii) the annual tax expenses per square meter will be no less than RMB1,200 (US$193.4) by February 11, 2020. In addition, we also committed to pay a project completion security deposit of RMB2.1 million (US$0.3 million), adhering us to certain project commencement, completion and operation milestones on specific dates. Should we fail to meet these requirements and depending on the severity of breach, we may be subject to liabilities for breach including forfeiture of a portion or all of our deposit allocated separately to each of the three requirements, termination of the transfer agreement and the forfeiture of the land use right etc.

        Separate from the project completion security deposits, if we fail to comply with the terms of the land use right transfer agreements (and depending on the severity of breach), we may be subject to liabilities for the breach including the forfeiture of the land use rights by the PRC government.

        We did not have any other long-term debt obligations, capital lease obligations, purchase obligations or other long-term liabilities as of December 31, 2014.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jason Liqing Zeng	45	Chairman and Director
Benson Haibing Wang	35	Co-Founder, Director and Chief Executive Officer
Roc Yunpeng Cheng	38	Co-Founder, Director and President
Crow Zhen Wei	40	Co-Founder and Director
JP Gan	44	Independent Director
Shengwen Rong	47	Independent Director
Ted Lai	44	Independent Director
Changtian Wang	50	Independent Director
George Kuan	42	Independent Director
Sam Lawn	38	Chief Financial Officer

        Mr. Jason Liqing Zeng has served as our chairman and director since October 2008. Mr. Zeng founded Shenzhen Decent Investment Limited, an investment company which focuses on high-technology investment, in May 2007 and has served as the chairman since its inception. Previously, Mr. Zeng co-founded Tencent Holdings Limited, an Internet service company in China listed on the Hong Kong Stock Exchange, and served as its chief operating officer from 1999 to 2007. From 1993 to 1999, Mr. Zeng served as a manager in the Shenzhen Branch of China Telecom Corporation Limited, a company engaging in information service and wired telecommunications and broadband services in China and listed on the Hong Kong Stock Exchange and the New York Stock Exchange. Mr. Zeng is also an independent director of A8 Digital Music Holdings Limited, an integrated digital music company listed on the Hong Kong Stock Exchange, a director of Shenzhen Ruigao, a director of Chuangyou, a director of Shenzhen Taole Network Technology Co., Ltd, a director of Shenzhen Kuaibo Technology Co., Ltd. and a director of several private companies. Mr. Zeng received his EMBA degree from China Europe International Business School in China in 2007 and his bachelor's degree in computer communication from Xi'an Electronic Technology University in 1993.

        Mr. Benson Haibing Wang is one of the founders and the creative architect of many of our franchises. Mr. Wang is also our chief executive officer and has served as our director since October 2008. Prior to co-founding our company, Mr. Wang worked as a project manager at Tencent Technology (Shenzhen) Company Limited, a subsidiary of Tencent Holdings Limited, from 2004 to 2007. Mr. Wang is also a director of Gamespedia Holdings Limited, Chuangyou, Shanghai Jushou Wireless Technology Co., Ltd. and Shanghai Weiju, respectively. Mr. Wang has approximately ten years of experience in the development of online products in China and has formulated our current strategy and led our rapid growth. Mr. Wang received his bachelor's degree in electrical engineering and his master's degree in computer science from Huazhong University of Science and Technology in 2001 and 2004, respectively.

        Mr. Roc Yunpeng Cheng is one of our founders and our president. Mr. Cheng has served as our director since October 2008. Prior to co-founding our company, Mr. Cheng worked as an assistant general manager of the advertising department of Tencent Technology (Shenzhen) Company Limited from 2001 to 2007, primarily responsible for advertising business in East and South China. Mr. Cheng was a sales manager in the Shenzhen Branch of International Network Communications (Shanghai) Co., Ltd., a company engaging in Internet portal and related business, from 1999 to 2001. Ms. Cheng is also a director of Shanghai Taoyue Information Technology Co., Ltd., an online game development company, a director of Jiangxi Haomi Network Technology Co., Ltd., a company which develops family entertainment and education application on mobile and multi-screen platforms in China and Shanghai Weiju, a Hi-tech toy design and R&D company. Mr. Cheng has approximately

15 years of experience in marketing and operations. Mr. Cheng received his bachelor's degree in materials engineering from Harbin Institute of Technology in 1999.

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

        Mr. Shengwen Rong has served as our independent director since June 2011. From February 2012 to December 2014, Mr. Rong was the chief financial officer of UCWeb Inc., a leading provider of mobile Internet software technology and application services, which was acquired by Alibaba Group Holdings Limited (NYSE: BABA) in June 2014. From April 2010 to January 2012, Mr. Rong was the chief financial officer of Country Style Cooking Restaurant Chain Co., Ltd, a NYSE-listed company. Prior to that, Mr. Rong had been the chief financial officer of two privately held education companies in China since April 2008. From 2000 to 2008, Mr. Rong held multiple financial management positions at Google, Inc. Solectron Corp., and Siebel Systems. Mr. Rong also worked at PricewaterhouseCoopers as an auditor both in its Chicago and Beijing offices. Mr. Rong obtained a bachelor's degree in economics from Renmin University of China in 1991, a master's degree in professional accountancy from West Virginia University in 1996 and an MBA from the Booth School of Business at the University of Chicago in 2000. Mr. Rong is a certified public accountant in the United States.

        Mr. Ted Lai has served as our independent director since June 2012. Mr. Lai is currently CEO of Zoodles, a leading kids' educational mobile app company backed by HTC. Mr. Lai is also the co-founder and steering committee member of Angel Vest, a China based angel investor organization. Previously, Mr. Lai served as executive vice president for Asia of BBC Worldwide, responsible for strategic development across the Asia region, driving growth through new brand, product and service initiatives. Before joining BBC, Mr. Lai spent more than a decade working for Time Warner, including as senior vice president of Warner Bros. International TV. Previously, Mr. Lai was a business development and product management executive in the digital media industry, having worked in several high-profile companies, including idealab's FreePC from inception to merger and initial public offering. Mr. Lai also developed strategic plans for theme parks and location-based entertainment centers for the Walt Disney Company. Mr. Lai earned his MBA at Harvard Business School and master's and bachelor's degrees in engineering at Stanford University.

        Mr. Changtian Wang has served as our independent director since June 2012. Mr. Wang is the chairman and chief executive officer of Beijing Enlight Media Co., Ltd., a company listed on the Shenzhen Stock Exchange. Mr. Wang has more than twenty years' experience in media industry. Before founding Beijing Enlight Media Co., Ltd., Mr. Wang worked for some television channels and newspapers in China, such as Beijing Television. Mr. Wang is also director of JinHua Changfeng Information and Technology Co., Ltd., a Zhejiang-based instant messaging and internet value-added service provider, and is also the chairman or director of several companies which are affiliates or subsidiaries of Beijing Enlight Media Co., Ltd. Mr. Wang earned his bachelor's degree in journalism from Fudan University.

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

        Mr. Sam Lawn has been our chief financial officer since April 2014. Prior to joining us, Mr. Lawn held a senior executive position at RenRen Inc. (NYSE: RENN) and served as the head of investor relations from 2011 to 2013. From 2009 to 2011, Mr. Lawn served as a research equity analyst at Oppenheimer and covered Internet, online gaming, and media companies in the Chinese ADR market. From 2008 to 2009, he worked as the senior director of business development of Lucky Dragon Group, a global supplier of fashion accessories listed on the Taiwan Stock Exchange. From 2004 to 2008, Mr. Lawn co-founded and served as president of Leap Inc. From 2003 to 2004, he was an operations manager for Universal Distribution Company. From 2001 to 2003, Mr. Lawn worked as a programming business analyst for Accenture Corp., a global management consulting firm. Mr. Lawn received his bachelor's degree in Operations Management Information Systems from Santa Clara University.

B.
Compensation of Directors and Executive Officers

        In 2014, we paid an aggregate of approximately RMB5.5 million (US$0.9 million) in cash to our executive officers, and US$120,000 in cash to our independent directors. For options granted to our executive officers, see "—Share Incentive Plans."

        We have neither set aside nor accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries, VIE and VIEs' subsidiaries are required by law to make contributions equal to certain percentages of each employee's salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit. Our PRC subsidiary contributed an aggregate of RMB0.2 million (US$0.03 million) for retirement and similar benefits for our officers and directors in 2014.

Share Incentive Plans

2009 Stock Option Plan

        We have adopted our 2009 Stock Option Plan, or the 2009 Plan, to promote our success and to increase shareholder value by providing an additional means, through the grant of awards, to attract, motivate, retain and reward selected employees and other eligible persons. The maximum number of shares which may be issued pursuant to all awards under the 2009 Plan is 45,000,000. As of December 31, 2014, options to purchase an aggregate of 6,548,240 ordinary shares and 1,600,000 restricted shares were outstanding under the 2009 Plan.

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

2010 Share Incentive Plan

        We have adopted our 2010 Share Incentive Plan, or the 2010 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2010 Plan is 55,000,000. As of December 31, 2014, options to purchase an aggregate of 10,970,000 ordinary shares and 6,683,016 restricted shares under the 2010 Plan were outstanding.

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

2012 Share Incentive Plan

        We have adopted our 2012 Share Incentive Plan, or the 2012 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2012 Plan is 30,000,000. As of December 31, 2014, nil options to purchase an aggregate of ordinary shares and 1,060,000 restricted shares under the 2012 Plan were outstanding.

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

        The table below sets forth, as of December 31, 2014, the option and restricted share grants made to our directors and executive officers and other individuals as a group, under our share incentive plans:

Name	Ordinary Shares Underlying Outstanding Options/ Restricted Shares	Exercise Price/ Purchase Price (US$/Share)	Grant Date/ Award Date	Expiration Date
Benson Haibing Wang	*	0.07	June 7, 2010	June 7, 2020
	*	0.00002	November 5, 2013	November 5, 2023
Roc Yunpeng Cheng	*	0.07	June 7, 2010	June 7, 2020
	*	0.00002	November 5, 2013	November 5, 2023
Sam Lawn	*	0.00002	April 22, 2014	April 22, 2024
Shengwen Rong	*	0.45	May 24, 2011	May 24, 2021
	*	0.00002	July 1,2014	July 1, 2024
Ted Lai	*	0.1960	July 20, 2012	July 20, 2022
Changtian Wang	*	0.1960	July 20, 2012	July 20, 2022
George Kuan	*	0.1960	July 20, 2012	July 20, 2022
JP Gan	*	0.1960	July 20, 2012	July 20, 2022
Directors and executive officers as a group	3,930,600	0.07	June 7, 2010	June 7, 2020
	3,600,000	0.1960	July 20, 2012	July 20, 2022
	1,200,000	0.00002	November 5, 2013	November 5, 2023
	1,000,000	0.00002	April 22, 2014	April 22, 2024
	60,000	0.00002	July 1,2014	July 1, 2024
Other individuals as a group	1,368,260	0.04	June 24, 2009	June 24, 2019
	1,617,380	0.07	June 7, 2010	June 7, 2020
	913,756	0.36/nil	January 4, 2011	January 4, 2021
	133,340	nil	May 24, 2011	May 24, 2021
	6,695,000	0.2395	July 16, 2012	July 16, 2022
	4,815,000	0.00002	September 4, 2013	September 4, 2023
	295,920	0.00002	December 11, 2013	December 11, 2023
	1,600,000	0.00002	March 18, 2014	March 18, 2024

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
C.
Board Practices

Board of Directors

        Our board of directors consists of nine members. A director is not required to hold any shares in the company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

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

Duties of Directors

        Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith and to be in our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

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

D.
Employees

        We had 640, 623 and 626 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2014:

Function	Number of Employees	Percentage of total
Online operations	91	14.5%
Offline operations	30	4.8%
Product development	386	61.7%
Sales and marketing	50	8.0%
General and administrative	69	11.0%

Total	626	100.0%

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

        The total number of ordinary shares outstanding as of December 31, 2014 is 757,684,760, including ordinary shares represented by ADSs. As of December 31, 2014, we had 6,596,410 ordinary shares which were legally issued according to our share incentive plans, but were not deemed issued or outstanding from accounting perspective.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Jason Liqing Zeng(1)	167,568,540	22.1
Benson Haibing Wang(2)	87,548,012	11.5
Roc Yunpeng Cheng(3)	74,478,613	9.8
Crow Zhen Wei(4)	69,211,233	9.1
JP Gan(5)	120,987,660	16.0
Shengwen Rong(6)	*	*
Ted Lai(7)	*	*
Changtian Wang(8)	*	*
George Kuan(9)	*	*
Sam Lawn(10)	*	*
All Directors and Executive Officers as a Group(11)	521,864,878	68.8
Principal Shareholders:
Frontier Technology Holdings Limited(12)	135,000,000	17.8
Speednext Industrial Limited (13)	32,568,540	4.3
Qiming Venture Partners II, L.P.(14)	109,231,900	14.4
Qiming Venture Partners II-C, L.P.(15)	9,566,340	1.3
Qiming Managing Directors Fund II, L.P(16).	1,589,420	0.2
Joy Union Holdings Limited(17)	86,392,592	11.4
Universys Holdings Ltd.(18)	69,211,233	9.1
Charming China Limited(19)	71,392,593	9.4

*
Less than 1%

(1)
Includes 6,750,000 ADSs representing 135,000,000 ordinary shares held by Frontier Technology Holdings Limited and 1,628,427 ADSs representing 32,568,540 ordinary shares held by Speednext Industrial Limited, a British Virgin Islands company wholly-owned by Mr. Zeng.

(2)
Represents 12 ordinary shares and 86,392,580 ordinary shares represented by 4,319,629 ADSs held by Joy Union Holdings Limited, a British Virgin Islands company wholly owned by Mr. Wang, and 155,420 ordinary shares directly held by Mr. Wang and 1,000,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Wang.

(3)
Represents 13 ordinary shares and 71,392,580 ordinary shares represented by 3,569,629 ADSs held by Charming China Limited, a British Virgin Islands company wholly owned by Mr. Cheng, and 155,420 ordinary shares directly held by Mr. Cheng and 2,930,600 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Cheng.

(4)
Represents 13 ordinary shares and 69,211,220 ordinary shares represented by 3,460,561 ADSs held by Universys Holdings Ltd., a British Virgin Islands company wholly owned by Mr. Wei.

(5)
Represents 109,231,900 ordinary shares held by Qiming Venture Partners II, L.P., 9,566,340 ordinary shares held by Qiming Venture Partners II-C, L.P., 1,589,420 ordinary shares held by Qiming Managing Directors Fund II, L.P., and ordinary shares issuable upon exercise of options and the non-vested equity shares that will vest within 60 days of the date of this annual report held by Mr. Gan. Mr. Gan is a managing director of and participates on the investment committee of Qiming Corporate GP II, Ltd. The business address of Mr. Gan is c/o Qiming Corporate GP II, Ltd., 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

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

(10)
Represents ordinary shares issuable upon exercise of options and the non-vested equity shares that will vest within 60 days of the date of this annual report held by Mr. Lawn.

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

(14)
Represents 109,231,900 ordinary shares held by Qiming Venture Partners II, L.P. The general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP II, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund II, L.P. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP II, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. Each of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley disclaims beneficial ownership of the ordinary shares, except to the extent of such person's own pecuniary interest therein. The business address of each of the Qiming Funds, Qiming GP II, L.P. and Qiming Corporate GP II, Ltd. is 11400 SE Sixth Street, Suite 100 Bellevue, Washington 98004, USA.

(15)
Represents 9,566,340 ordinary shares held by Qiming Venture Partners II-C, L.P. See also note (14) to this table above.

(16)
Represents 1,589,420 ordinary shares held by Qiming Managing Directors Fund II, L.P. See also note (14) to this table above.

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

        As of the date of this annual report, to our knowledge, 634,784,722 ordinary shares were held by two record holders in the United States, including JPMorgan Chase Bank N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

        In June 2009, and May 2012, Shanghai Taomee entered into two agreements with ParaEngine to co-develop 3-D online virtual worlds for children. For the years ended December 31, 2012, 2013 and 2014, we paid US$203,444, US$193,559 and US$121,230 in royalty, and US$200,000, nil and nil licensing fees to Shenzhen ParaEngine, respectively. As of December 31, 2014, we had approximately US$4,700 royalty fee due to Shenzhen ParaEngine.

        In June 2011, Shanghai Shengran entered into an agreement with Taiwan Taomee for the license to Taiwan Taomee of certain operating rights of an online game developed and owned by Shanghai Shengran. Shanghai Shengran also entered into agreement with Taiwan Taomee for the license of certain offline products which are derived from the online game images. In 2012, 2013 and 2014 Shanghai Shengran further licensed Taiwan Taomee additional two, three and one online games, respectively. In addition, Shanghai Shengran granted Taiwan Taomee an exclusive sublicense right to utilize a licensed brand to design and distribute licensed products, including mobile applications, animation, books, products) in Taiwan in 2014. For the years ended December 31, 2012, 2013 and 2014 revenues generated from Taiwan Taomee were US$127,644, US$767,267 and US$442,902 for online licensing and US$175,500, US$130,808 and US$99,536 for offline licensing. As of December 31, 2014, we had an amount due from Taiwan Taomee of US$19,140, and an amount due to Taiwan Taomee of US$298,146.

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

        In November 2011, Taiwan Taomee went through reorganization and contemporaneously issued new ordinary shares to existing shareholders and certain employees. As a result of such transactions, our equity interest in Taiwan Taomee was changed from 28.8% interest held through Elyn Corporation to a 27.6% effective interest which was held through (1) 29.50% in Elyn Corporation, which held 72.09% of Taiwan Taomee, and (2) 28.77% in Joy Children Technology Co., Ltd., or Joy Children, a shell company with no operations, which owned 21.86% of Taiwan Taomee after the reorganization. The change in equity interest reflected a dilution resulting from shares issued to Taiwan Taomee's employees, which were accounted for by Taiwan Taomee as stock compensation. In addition, we paid total consideration of US$668,992 in cash for the newly issued shares of Taiwan Taomee through Joy Children, which was recorded as an increase in equity method investment.

        In July 2012, our aggregated equity interest through Elyn and Joy Children in Taiwan Taomee was diluted from 27.6% to 27.1%, i.e. 29.50% in Elyn, which holds 70.88% of Taiwan Taomee, and 28.77% in Joy Children, which holds 21.49% of Taiwan Taomee. The dilution was mainly due to the issue of new ordinary shares by Taiwan Taomee from capital surplus and appropriations of 2011 earnings to certain existing shareholders and employees.

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

        Our equity in profit in 2012, 2013 and 2014 was US$506,644, US$500,388 and US$27,041 of Elyn Corporation (or Playgame, as applicable) and US$191,381, US$96,869 and US$9,347 of Joy Children, respectively, and was recognized as share of profit in equity investment in the consolidated statements of operations.

        In November 2011, Shanghai Taomee entered into an agreement with Shenzhen Taole for the license to Shanghai Taomee of certain operating rights of an online game. For the years ended December 31, 2012, 2013 and 2014, Shanghai Taomee has paid $8,969, $6,067 and $889 royalties, respectively. As of December 31, 2014, there was no royalty fee due to Shenzhen Taole.

        In July 2012, Shanghai Taomee entered into an operating agreement with Guangzhou Chuangyou Information Technology Co., Ltd., or Chuangyou, for the license to Shanghai Taomee of certain operating rights of an online game developed and owned by Chuangyou. For the years ended December 31, 2012, 2013 and 2014, Shanghai Taomee has paid nil, US$9,787 and US$10,329 royalties and US$150,000, US$50,000 and nil licensing fee to Chuangyou, respectively. As of December 31, 2014, Shanghai Taomee had had US$10,651 as online royalty fee and US$14,708 as offline licensing fee due to Chuangyou.

        In November 2012, Shanghai Shengran provided a RMB480,000 (US$76,366) interest-free loan to Chuangyou. Chuangyou paid off the loan in December 2012.

        In July, August and December 2013, Guangdong Taomee entered into four cooperation agreements at an aggregate consideration of RMB0.7 million (US$0.1 million) with Shanghai Weiju, under which Guangdong Taomee outsourced Shanghai Weiju to develop a website for a toy, a homepage and a distributor management software for Guangdong Taomee. For the years ended December 31, 2013 and 2014, Guangdong Taomee has paid nil and RMB472,000 (US$77,137) service fees to Shanghai Weiju, respectively. As of December 31, 2014, we had RMB188,000 (US$30,724) as service fees due to Shanghai Weiju.

        In the first quarter of 2013 and the second quarter of 2014, Shanghai Animation entered into agreements with Enlight Media to jointly invest in the production and distribution of the Group's feature film, Seer III: Universal Force and Seer IV: Magic Stone Wars, respectively. Seer III and Seer IV were released in July 2013 and 2014, respectively, in mainland China. Enlight Media was also entitled to share a certain percentage of film licensing revenues under the agreements. For the years ended December 31, 2013 and 2014, film investment from Enlight Media were RMB3.9 million (US$639,669) and RMB4.0 million (US$653,702) and revenues generated from Enlight Media were RMB13,299,454 (US$2,169,865) and RMB11,746,083 (US$1,919,608) as box office revenue sharing. As of December 31, 2014, we had an amount due from Enlight Media of RMB15,746,083 (US$2,573,310) and an amount due to Enlight Media of RMB386,050 (US$63,090).

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

Legal Proceedings

        We are accused by Xi'an Jiayunshe Digital Entertainment Distribution Ltd. for Shanghai Taomee's unauthorized broadcast of four series of TV cartoons on v.61.com on December 31, 2014, and the accused compensation amount was RMB200,000 (US$32,2347) with all litigation expenses. We are still in the process of evidence exchanging.

        Except the legal proceeding as foregoing, we are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations.

Dividend Policy

        Subject to our memorandum and articles of association and the laws of Cayman Islands, our board of directors has complete discretion over whether to pay dividends on our ordinary shares. Our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. If our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        We did not declare any dividend in 2012, 2013 and 2014.

        On January 26, 2015, we declared a special one-time cash dividend of US$0.0325 per ordinary share, or US$0.65 per ADS, each representing 20 ordinary shares. The total amount of cash distributed for the special dividend was US$24.6 million which has been paid in full by February 17, 2015.

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

        The following table provides the high and low trading prices for our ADSs on the NYSE for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
Fiscal Year ended December 31, 2011 (from June 8, 2011)	17.90	3.95
Fiscal Year ended December 31, 2012	6.50	3.15
Fiscal Year ended December 31, 2013	6.98	3.54
Fiscal Year ended December 31, 2014	8.90	2.90
Quarterly Highs and Lows
First Quarter ended March 31, 2013	5.29	3.54
Second Quarter ended June 30, 2013	5.10	3.69
Third Quarter ended September 31, 2013	6.98	3.92
Fourth Quarter ended December 31, 2013	6.44	4.73
First Quarter ended March 31, 2014	8.90	5.06
Second Quarter ended June 30, 2014	6.28	4.30
Third Quarter ended September 31, 2014	5.53	4.15
Fourth Quarter ended December 31, 2014	4.72	2.90
First Quarter ended March 31, 2015
Monthly Highs and Lows
October 2014	4.72	3.97
November 2014	4.36	3.84
December 2014	4.14	2.90
January 2015	4.18	3.01
February 2015	4.19	3.20
March 2015	3.36	2.65
April 2015 (through April 13, 2015)	3.30	2.15
B.
Plan of Distribution

        Not applicable.

C.
Markets

        Our ADSs, each representing 20 ordinary shares, have been listed on the NYSE since June 8, 2011. Our ADSs are traded under the symbol "TAOM."

D.
Selling Shareholders

        Not applicable.

E.
Dilution

        Not applicable.

F.
Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.
Share Capital

        Not applicable.

B.
Memorandum and Articles of Association

        We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands. We incorporate by reference into this annual report the description of our third amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-174293) originally filed with the SEC on May 18, 2011.

C.
Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this annual report on Form 20-F.

D.
Exchange Controls

        See "Item 4. Information on the Company—B. Business Overview—Regulations Related to Our Business—Regulation related to Foreign Currency Exchange and Dividend Distribution."

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

Cayman Islands Taxation

        According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

  •
  persons deemed to sell ADSs or ordinary shares under the constructive sale provisions of the United States Internal Revenue Code of 1986, as amended;

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

Passive Foreign Investment Company

        Based on the market price of our ADSs and the composition of our income and assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

        If we were treated as a PFIC for our taxable year ended December 31, 2014 and you held ADSs or ordinary shares during such year, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a "deemed sale" election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we were a PFIC and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

        Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Since we believe we were a PFIC for our taxable year ended December 31, 2014, you should consult your tax advisor regarding any reporting requirements that may apply to you.

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

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rates applicable to "qualified dividend income," provided (1) either (a) our ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we were neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year (discussed below), and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs (but not our ordinary shares) are. Based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares may qualify as qualified dividend income because the ordinary shares are not themselves listed on a U.S. exchange. In addition, as discussed above in "—Passive Foreign Investment Company," we believe we were a PFIC for our taxable year ended December 31, 2014. If we are treated as a "resident enterprise" for PRC tax purposes under the PRC EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

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

        In accordance with NYSE Rules 203.01, we will post this annual report on Form 20-F on our website at http://ir.taomee.com/. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.
Subsidiary Information

        For a listing of our subsidiaries, see "Item 4—Information on the Company—C. Organizational Structure," as well as Exhibit 8.1 filed herewith.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

        Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which included approximately US$13.7 million as of December 31, 2014. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect our results of operations and financial condition. Such fluctuations will also affect us with respect to the translation of the net proceeds that we will receive from the initial public offering into Renminbi. The Renminbi's exchange rate with the U.S. dollar is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

        To the extent that we need to convert U.S. dollars that we have on hand or receive from future financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2014, we had U.S. dollar-denominated cash balances of US$13.7 million. Assuming we had converted the US$13.7 million into the Renminbi at the exchange rate of US$1.00 for RMB6.2046 as of December 31, 2014, this cash balance would have been RMB85.0 million. Assuming a 5% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB81.0 million as of December 31, 2014.

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

Inflation Risk

        In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China's Consumer Price Index increased by 2.6% in 2012, 2.6% in 2013 and 2.0% in 2014. If inflation rises, it may materially and adversely affect our business.

Credit Risk

        As of December 31, 2012, 2013 and 2014, substantially all of our cash and cash equivalents were held by financial institutions that we believe to have high credit quality. Therefore, we believe we are not exposed to unusual risks. We have not experienced any losses on deposits of cash and cash equivalents. Due to the limited availability of online payment systems in China and the limited access children have to online payment channels, users pay for our online business primarily through purchase of our prepaid cards, which distributed through a network of third-party distributors. Our top three distributors contributed to 9.8%, 8.9% and 7.2% in 2012, 7.4%, 6.4% and 6.0% in 2013 and 6.9%, 6.0% and 5.8% in 2014. We collect payment from distributors upon delivery of the prepaid cards, which helps reduce our accounts receivable related to our online business. Accounts receivables generated from offline business are primarily resulted from sharing of box-office revenues and licensing royalties. We made nil, US$0.3 and US$0.3 allowance for doubtful accounts in 2012, 2013 and 2014, respectively.

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

        We received net proceeds from the initial public offering (including over-allotment) of approximately US$62.2 million after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. As of December 31, 2014, the proceeds were used as follows: (i) US$0.6 million were used to subscribe for the newly issued shares of Taiwan Taomee through Joy Children in the fourth quarter of 2011; (ii) US$6.2 million were used to acquire 8.02% equity interest in Gamespedia in second half of 2012; (iii) US$5.3 million were used to pay increased legal, accounting and other operational expenses and costs we incurred as a public company; (iv) US$6.4 million were used to pay a cash dividend declared in November 2010 to our shareholders in July 2011 and August 2011; (v) US$1.4 million were used to acquire a minority equity interest in Voozclub in January 2013; (vi) US$3.0 million were used to invest in a short-term money market investment in the second quarter of 2013; (vii) US$2.0 million were used to acquire a minority equity interest in a Beijing-based pre-school education service provider in September 2013, (viii) US$0.2 million were used to acquire a minority equity interest in a New York City company that develops mobile applications, animation and products for pre-school children in December 2013; (ix) US$14.7 million were used to repurchase our ADSs from the open market during the period from December 2011 to December 2014 a total of 2,940,370 ADSs under our share repurchase program approved by the Board in November 2011 and extended in September 2012 and November 2014 and a new share repurchase plan approved by the board on March 28, 2014; and (x) US$9.7 million were used to increase register capital for Shanghai Shengran. We will continue to use the IPO proceeds primarily for the purposes described in the "Use of Proceeds" section of our Form F-1 in accordance with our business plans and on an as-needed basis.

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

        Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

        As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control—Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

        Based on this assessment, our management has concluded that the internal control over financial reporting was effective as of December 31, 2014.

Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2013	2014
	(US$ in thousands)
Audit fees(1)	680	480
Audit-related fees(2)	36	37
Tax fees(3)	30	15

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

        The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP including audit services, audit-related services, tax services and other services as described above for the fiscal year ended December 31, 2014, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not Applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

        On November 28, 2011, we announced a share repurchase plan approved by our board of directors on November 22, 2011, or Share Repurchase Plan A, to repurchase our ADSs, through open market purchase or privately negotiated transactions, up to US$10 million over a period of 12 months. On September 28, 2012 and November 26, 2013, respectively, our board of directors approved the extension of the Share Repurchase Plan A for another 12 months from November 23, 2012 to November 23, 2013, and from November 24, 2013 to November 23, 2014, respectively, to repurchase our ADSs up to the remaining balance of the US$10 million. On March 28, 2014, we completed the Share Repurchase Plan A. On March 28, 2014, we announced a new share repurchase plan, or Share Repurchase Plan B, to repurchase up to US$10 million worth of outstanding ADSs over a 12-month period. On March 21, 2015, we extended the Share Repurchase Plan B for an additional year from March 29, 2015 to March 28, 2016.

        Under the two share repurchase programs, we repurchased a total of 58,807,400 ordinary shares, representing approximately 7.7% of our outstanding shares as of December 31, 2014, at an average price of $5.0 per share. The table below is a summary of the ADSs repurchased by us in the fiscal year of 2014:

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS(2)		Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
Share Repurchase Plan A
January 2, 2014 to January 31, 2014	616,360	US$	5.34	1,680,537	US$	2,336,301
February 3, 2014 to February 28, 2014	169,969	US$	6.38	1,850,506	US$	1,251,433
March 3, 2014 to March 31, 2014	204,483	US$	6.12	2,054,989		nil
Total	990,812	US$	5.68	2,054,989		nil
Share Repurchase Plan B
March 3, 2014 to March 31, 2014	64,724	US$	5.98	64,724	US$	9,612,780
April 1, 2014 to April 30, 2014	427,504	US$	5.90	492,228	US$	7,089,988
May 1, 2014 to May 30, 2014	131,196	US$	5.06	623,424	US$	6,426,645
June 2, 2014 to June 26, 2014	123,750	US$	4.96	747,174	US$	5,812,961
Oct 10, 2014 to Oct 31, 2014	24,053	US$	4.11	771,227	US$	5,714,157
Nov 5, 2014 to Nov 28, 2014	30,200	US$	4.07	801,427	US$	5,591,117
Dec 1, 2014 to Dec 31, 2014	83,954	US$	3.43	885,381	US$	5,303,523
Total	1,876,193	US$	5.50	885,381	US$	5,303,523

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

ITEM 18.    FINANCIAL STATEMENTS

        The consolidate financial statements of Taomee Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document
1.1	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, which became effective upon the completion of the initial public offering. (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
2.1	Registrant's Specimen American Depositary Receipt (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-174441) filed with the Commission on May 24, 2011)
2.2	Registrant's Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 31, 2011)
2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-174441) filed with the Commission on May 24, 2011)
4.1	Shareholder's Agreement, dated as of May 6, 2009, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder. (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.2	2009 Stock Option Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.3	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.4	2012 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form S-8 (File No. 333-183651), filed with the Commission on August 31, 2012)
4.5	Form of Indemnification Agreement with the Registrant's directors and officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.6†	Form of Employment Agreements with the Registrant's senior executives.(incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011 and May 24, 2011)

Exhibit Number	Description of Document
4.7	English Translation of Loan Agreement, dated as of June 12, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.8	English Translation of Proxy Agreement, dated as of December 31, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng, Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.9	English Translation of Option Agreement, dated as of December 31, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.10	English Translation of Business Operation Agreement, dated as of December 31, 2009, among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng, Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.11	English Translation of Commercial Cooperation Agreement between Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.12	English Translation of Equity Interest Pledge Agreement, dated as of March 17, 2010 among Mr. Jason Liqing Zeng, Mr. Bin Wang, Mr. Benson Haibing Wang, Mr. Roc Yunpeng Cheng, Mr. Crow Zhen Wei, Mr. Yuliang Feng, Shanghai Taomee Network Technology Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.13	Form of Director Agreement with independent directors of the Registrant (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.14	Registration Rights Addendum, dated as of May 4, 2011, between Taomee Holdings Limited and Saban Media Ventures LLC. (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-174293), as amended, initially filed with the Commission on May 18, 2011)
4.15	English Translation of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd. (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 17, 2013)

Exhibit Number	Description of Document
4.16	English Translation of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 17, 2013)
4.17*	English Translation of Termination of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Taomee Animation Co., Ltd.
4.18*	English Translation of Termination of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Shengran Information Technology Co., Ltd.
4.19*	English Translation of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Xinsheng Information Technology Co., Ltd
4.20*	English Translation of Building Lease Contract, undated, between M&G Chenguang Holding Group Co., Ltd. and Shanghai Taomee Animation Co., Ltd
4.21	English Translation of Form Regional Agency Sales Cooperation Agreement of Internet Physical Cards between the Company and third-party distributor (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 17, 2013)
4.22	English Translation of Form Regional Agency Sales Cooperation Agreement of Internet Visual Cards between the Company and third-party distributor (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 17, 2013)
4.23*	Joint Investment Contract for Seer IV the Movie, undated, between Shanghai Taomee Animation Co., Ltd. and Beijing Enlight Pictures Co., Ltd.
4.24*	Contract on Transfer of Right to use State-owned Contruction Land in Shanghai Municipality (Hu Song Gui Tu (214) Chu Rang He Tong No.56 (1.0 version), dated December 19, 2014, between Songjiang Planning and Land Administration Bureau of Shanghai Municipality and Shanghai Taomee Software Development Co., Ltd
4.25*	Contract on Transfer of Right to use State-owned Contruction Land in Shanghai Municipality (Hu Song Gui Tu (214) Chu Rang He Tong No. 37 (1.0 version), dated December 3, 2014, between Songjiang Planning and Land Administration Bureau of Shanghai Municipality and Shanghai Taomee Software Development Co., Ltd
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant, as amended (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 001-35190), filed with the Commission on April 18, 2012)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Allbright Law Offices
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.3*	Consent of Maples and Calder
101.INS*	XBRL Instance Document.

Exhibit Number	Description of Document
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: April 15, 2015

TAOMEE HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
TAOMEE HOLDINGS LIMITED

        We have audited the accompanying consolidated balance sheets of Taomee Holdings Limited (the "Company"), its subsidiaries and its variable interest entities (the "Group") as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 and related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China
April 15, 2015

TAOMEE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share and per share data, unless otherwise stated)

	As of December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	$114,250,772	$103,173,555
Short-term investment	2,992,343	—
Accounts receivable, net	2,387,747	2,499,084
Inventory	196,757	238,055
Prepaid income tax	402,460	797,711
Due from related parties	2,242,382	2,592,450
Prepayments and other current assets	2,904,695	4,128,248
Deferred tax assets—current	4,166,088	5,872,817

Total current assets	129,543,244	119,301,920
Investment in equity investees	14,047,509	16,138,860
Property and equipment, net	1,840,419	1,813,660
Prepayments for land use rights and building	3,008,520	2,162,445
Acquired intangible assets	1,252,572	1,113,495
Other assets	1,496,242	1,331,363

Total assets	$151,188,506	$141,861,743

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Taomee Holdings Limited of 1,538,665 and 730,535 as of December 31, 2013 and 2014, respectively)	$1,549,908	$786,446
Due to related parties (including due to related parties of the consolidated VIEs without recourse to Taomee Holdings Limited of 22,957 and 163,748 as of December 31, 2013 and 2014, respectively)	369,983	422,019
Advance from customers (including advance from customers of the consolidated VIEs without recourse to Taomee Holdings Limited of 6,184,953 and 5,860,035 as of December 31, 2013 and 2014, respectively)	6,960,857	8,236,080
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Taomee Holdings Limited of 12,340,821 and 11,768,665 as of December 31, 2013 and 2014, respectively)	12,340,821	11,768,665
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Taomee Holdings Limited of 1,680,767 and 1,452,119 as of December 31, 2013 and 2014, respectively)	6,279,858	4,814,555
Deferred tax liabilities—current (including deferred tax liabilities of the consolidated VIEs without recourse to Taomee Holdings Limited of 1,758,134 and 386,092 as of December 31, 2013 and 2014, respectively)	1,758,134	698,800

Total current liabilities	29,259,561	26,726,565

Commitments and contingencies (Note 12)
Equity:
Taomee Holdings Limited shareholders' equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 741,126,859 and 751,088,350 shares issued; 735,913,039 and 708,350,670 shares outstanding as of December 31, 2013 and 2014, respectively)	14,823	15,022
Treasury stock (at cost)	(1,198,904)	(11,521,316)
Additional paid-in capital	73,757,483	76,308,327
Accumulated other comprehensive income	4,342,755	4,188,419
Retained earnings	44,853,977	45,860,434

Taomee Holdings Limited shareholders' equity	121,770,134	114,850,886
Noncontrolling interests	158,811	284,292

Total equity	121,928,945	115,135,178

Total liabilities and equity	$151,188,506	$141,861,743

The accompanying notes are an integral part of these consolidated financial statements.

 TAOMEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2012	2013	2014
Revenues:
Online business, net	$32,169,495	$35,330,152	$33,292,449
Offline business, net	8,038,739	13,023,535	8,896,702

Total net revenues	40,208,234	48,353,687	42,189,151

Cost of revenues:
Online business	(6,949,772)	(7,643,598)	(6,534,883)
Offline business	(3,048,618)	(5,620,619)	(5,182,265)

Total cost of revenues	(9,998,390)	(13,264,217)	(11,717,148)

Gross profit	30,209,844	35,089,470	30,472,003

Operating income (expenses):
Product development expenses	(12,317,528)	(13,885,922)	(14,445,618)
Sales and marketing expenses	(9,966,282)	(9,446,025)	(9,304,028)
General and administrative expenses	(10,077,739)	(13,095,086)	(13,506,506)
Impairment loss on acquired intangible assets	—	(1,046,173)	(115,753)
Other operating income	5,511,806	5,708,455	5,020,065

Total operating expenses	(26,849,743)	(31,764,751)	(32,351,840)

Income (loss) from operations	3,360,101	3,324,719	(1,879,837)
Interest income	2,646,967	2,931,511	2,914,372
Other income (expenses), net	858,869	770,807	(453,379)
Impairment loss on investment in equity investees	—	(370,407)	(1,400,000)

Income (loss) before income taxes and share of profit (loss) in equity method investments, net of gain (loss) on disposals	6,865,937	6,656,630	(818,844)

Income tax benefit (expense):
Current	1,279,003	(788,724)	(600,073)
Deferred	(424,099)	(630,339)	2,762,885

Total income tax benefit (expense)	854,904	(1,419,063)	2,162,812

Income before share of profit (loss) in equity method investments, net of gain (loss) on disposals	7,720, 841	5,237,567	1,343,968

Share of profit (loss) in equity method investees, net of gain (loss) on disposals	1,139,650	207,766	(432,874)

Net income	8,860,491	5,445,333	911,094
Net income (loss) attributable to noncontrolling interest	(1,376)	4,073	(95,363)

Net income attributable to Taomee Holdings Limited	$8,861,867	$5,441,260	$1,006,457

Earnings per share:
Basic	$0.01	$0.01	$0.001
Diluted	$0.01	$0.01	$0.001
Weighted average number of shares used in calculating earnings per share:
Basic	731,303,362	733,333,891	712,973,565
Diluted	753,533,499	746,532,112	719,852,640

The accompanying notes are an integral part of these consolidated financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2012	2013	2014
Net income	$8,860,491	$5,445,333	$911,094
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	189,354	1,787,185	(154,336)

Comprehensive income	9,049,845	7,232,518	756,758
Comprehensive income (loss) attributable to noncontrolling interest	(1,376)	4,073	(95,363)

Comprehensive income attributable to Taomee Holdings Limited	9,051,221	7,228,445	852,121

TAOMEE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In US dollars, except share and per share data, unless otherwise stated)

	Taomee Holdings Limited Shareholders' equity
	Ordinary shares		Treasury stock				Accumulated other comprehensive income (loss)	Total Taomee Holdings Limited equity
					Additional paid-in capital	Retained earnings			Noncontrolling interests	Total shareholders' equity
	Shares	Amount	Shares	Amount
Balance as of January 1, 2012	730,900,680	$14,618	2,473,160	$(562,502)	$70,782,370	$30,550,850	2,366,216	$103,151,552	$—	$103,151,552
Repurchase of shares	—	—	9,237,880	(1,754,792)	—	—	—	(1,754,792)	—	(1,754,792)
Cancellation of repurchased shares	(7,472,100)	(149)	(7,472,100)	1,569,935	(1,569,786)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	13,220,152	264	—	—	550,966	—	—	551,230	—	551,230
Share-based compensation	—	—	—	—	2,252,552	—	—	2,252,552	—	2,252,552
Reversal of accrued IPO costs	—	—	—	—	421,181	—	—	421,181	—	421,181
Noncontrolling interest for establishment of Guangdong Taomee	—	—	—	—	—	—	—	—	78,979	78,979
Net income (loss)	—	—	—	—	—	8,861,867	—	8,861,867	(1,376)	8,860,491
Foreign currency translation adjustment	—	—	—	—	—	—	189,354	189,354	—	189,354

Balance as of December 31, 2012	736,648,732	$14,733	4,238,940	$(747,359)	$72,437,283	$39,412,717	$2,555,570	$113,672,944	$77,603	$113,750,547
Repurchase of shares	—	—	9,572,500	(2,056,771)	—	—	—	(2,056,771)	—	(2,056,771)
Cancellation of repurchased shares	(8,597,620)	(172)	(8,597,620)	1,605,226	(1,605,054)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	13,075,747	262	—	—	859,944	—	—	860,206	—	860,206
Share-based compensation	—	—	—	—	2,142,445	—	—	2,142,445	—	2,142,445
Noncontrolling interest on establishment of Guangdong Taomee (Note 17)	—	—	—	—	(77,135)	—	—	(77,135)	77,135	—
Net income	—	—	—	—	—	5,441,260	—	5,441,260	4,073	5,445,333
Foreign currency translation adjustment	—	—	—	—	—	—	1,787,185	1,787,185	—	1,787,185

Balance as of December 31, 2013	741,126,859	$14,823	5,213,820	$(1,198,904)	$73,757,483	$44,853,977	$4,342,755	$121,770,134	$158,811	$121,928,945
Repurchase of shares	—	—	37,523,860	(10,322,412)	—	—	—	(10,322,412)	—	(10,322,412)
Issuance of ordinary shares upon exercise of options and vesting of restricted shares	9,961,491	199	—	—	461,749	—	—	461,948	—	461,948
Share-based compensation	—	—	—	—	2,228,431	—	—	2,228,431	—	2,228,431
Noncontrolling interest on establishment of Guangdong Taomee (Note 17)	—	—	—	—	(60,051)	—	—	(60,051)	60,051	—
Noncontrolling interest for captial injection of Shanghai Xinsheng (Note 17)	—	—	—	—	13,421	—	—	13,421	40,918	54,339
Noncontrolling interest on establishment of Shanghai Jushou (Note 17)	—	—	—	—	(92,706)	—	—	(92,706)	119,875	27,169
Net income (loss)	—	—	—	—	—	1,006,457	—	1,006,457	(95,363)	911,094
Foreign currency translation adjustment	—	—	—	—	—	—	(154,336)	(154,336)	—	(154,336)

Balance as of December 31, 2014	751,088,350	$15,022	42,737,680	$(11,521,316)	$76,308,327	$45,860,434	$4,188,419	$114,850,886	$284,292	$115,135,178

The accompanying notes are an integral part of these consolidated financial statements.

TAOMEE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2012	2013	2014
Operating activities:
Net income	$8,860,491	$5,445,333	$911,094
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,252,552	2,142,445	2,228,431
Depreciation and amortization	2,629,532	2,234,816	2,245,918
Share of loss (profit) in equity method investees, net of gain (loss) on disposals	(1,139,650)	(207,766)	432,874
Deferred income taxes	424,099	630,339	(2,762,885)
Loss on disposal of property and equipment	3,891	62,811	12,490
Allowance for doubtful receivables and long-term prepayments	—	313,851	1,086,939
Gain on disposal of short-term investment	—	—	(15,043)
Impairment on acquired intangible assets	—	1,046,173	115,753
Impairment on investment in equity investees	—	370,407	1,400,000
Changes in assets and liabilities:
Accounts receivable	(948,526)	(330,538)	(383,076)
Inventories	(41,316)	(155,441)	(41,298)
Due from related parties	16,608	(1,499,362)	(350,068)
Prepayments and other current assets	(232,860)	(775,819)	860,118
Other assets	(565,770)	(921,629)	(1,873,111)
Accounts payable	212,806	1,115,282	(763,462)
Income taxes payable	(2,237,032)	(352,504)	(395,251)
Due to related parties	76,613	280,255	52,036
Advance from customers	(2,081,132)	(1,181,320)	1,275,223
Deferred revenue	(851,429)	279,311	(572,156)
Accrued expenses and other current liabilities	160,218	858,830	(1,465,303)
Return on investment in equity investees	623,120	581,238	401,387

Net cash provided by operating activities	7,162,215	9,936,712	2,400,610

Investing activities:
Purchases of short-term investment	—	(2,992,343)	—
Purchases of property and equipment	(336,612)	(1,432,161)	(751,731)
Purchases of intangible assets	(1,398,020)	(853,939)	(250,000)
Prepayments for land use rights and building	—	(2,963,461)	(1,456,856)
Lending of loans receivable	(79,548)	—	—
Lending to a related party	(76,366)	—	—
Collection of amounts due from related party	76,366	—	—
Cash paid to acquire equity investees	(6,957,520)	(6,529,154)	(4,649,967)
Proceeds from sale of equity method investees	1,041,124	—	324,355
Disposal of short-term investment	—	—	3,007,386

Net cash used in investing activities	(7,730,576)	(14,771,058)	(3,776,813)

Financing activities:
Issuance cost of ordinary shares	(340,713)	—	—
Proceeds from exercise of share options	275,825	1,046,021	648,663
Capital contribution from noncontrolling interest	78,979	—	81,508
Repurchase of ordinary shares	(1,681,520)	(2,144,386)	(10,322,412)

Net cash used in financing activities	(1,667,429)	(1,098,365)	(9,592,241)

Effect of exchange rate changes on cash and cash equivalents	127,564	1,612,811	(108,773)

Net decrease in cash and cash equivalents	(2,108,226)	(4,319,900)	(11,077,217)

Cash and cash equivalents, beginning of the year	120,678,898	118,570,672	114,250,772

Cash and cash equivalents, end of the year	$118,570,672	$114,250,772	$103,173,555

Supplemental disclosure of cash flow information:
Income taxes paid	$950,028	$1,528,394	$1,504,209

Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses	$—	$—	$19,802
Repurchases of ordinary shares included in accrued expenses	$87,615	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        Taomee Holdings Limited (the "Company"), all of its subsidiaries and consolidated variable interest entities ("VIEs") are collectively referred to as the "Group". The Group is principally engaged in the development and operation of online virtual worlds, mobile games and applications and other online services, the provision of related offline operations by licensing the Group's proprietary cartoon figures to merchandisers and book publishers as well as producing films and trading interactive toys. The Group's principal operations and geographic market are in the People's Republic of China ("PRC").

        The subsidiaries and consolidated VIEs of the Company as of December 31, 2014 are as follows:

Name of subsidiaries and consolidated VIEs	Percentage of ownership	Date of incorporation or combination	Place of incorporation
Taomee Holdings (HK) Limited ("Taomee Hong Kong")	100%	November 27, 2008	Hong Kong
Shanghai Shengran Information Technology Co., Ltd. ("Shanghai Shengran")	100%	June 12, 2009	PRC
Shanghai Taomee Network Technology Co., Ltd. ("Shanghai Taomee")	VIE	October 8, 2007	PRC
Shanghai Qidong Information Technology Co., Ltd. ("Shanghai Qidong")	VIE	March 4, 2009	PRC
Shanghai Taomee Animation Co., Ltd. ("Shanghai Animation")	VIE	November 11, 2010	PRC
Guangdong Taomee Animation Technology Co., Ltd. ("Guangdong Taomee")	VIE	June 1, 2012	PRC
Shanghai Xinsheng Information Technology Co., Ltd. ("Shanghai Xinsheng")	93%	October 31, 2012	PRC
Shanghai Taomee Wireless Technology Co., Ltd. ("Shanghai Wireless")	99%	May 6, 2013	PRC
Shanghai Taomee Software Development Co., Ltd. ("Shanghai Software")	99%	October 29, 2013	PRC
Shanghai Taomee Property Service Co., Ltd. ("Shanghai Property Service")	99%	November 1, 2013	PRC
Shanghai Jushou Wireless Technology Co., Ltd. ("Shanghai Jushou")	VIE	July 3, 2014	PRC

        The Group conducts its business primarily through two consolidated VIEs Shanghai Taomee and Shanghai Qidong. Shanghai Animation, Guangdong Taomee and Shanghai Jushou were incorporated under Shanghai Taomee and were consolidated since their respective date of incorporation.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

        These contractual agreements are designed to provide the Company control of the VIEs. The Option Agreement and Proxy Agreement provide Shanghai Shengran effective control over the VIEs, while the Equity Interest Pledge Agreement secures the shareholders' obligations under these agreements. Because the Company, through its wholly owned subsidiary Shanghai Shengran has (1) the

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

power to direct the activities of the VIEs that affect the Company's economic performance and (2) the right to receive benefits from the VIEs, it has been deemed to be the primary beneficiary of the VIEs and has a result consolidated the respective VIEs since the date of execution of such agreements. The call option on subsidiary shares under the Option Agreement and the guarantee of VIEs' debt under the Equity Interest Pledge Agreement have not been accounted for in the consolidated financial statements since they are agreements between a parent and a consolidated subsidiary. The service fees under the Commercial Cooperation Agreement are eliminated upon consolidation.

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

  3)
  Require a restructuring of the current VIE structure, or require the VIEs or the Company to mandate a change in ownership structure or operations of the VIEs or the Company, or discontinue all or any portion of their business;

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

        The aforementioned shareholders collectively own all of the equity interests in the VIEs and together own a majority of the Company's shares as of December 31, 2014. The Company cannot assure that, when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders may encounter in their capacity as owners of record and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders will not act contrary to any of the contractual arrangements and the Option Agreement entitles the Company to remove the shareholders as beneficial shareholders of the VIEs should any of them act in a way that is detrimental to the Company. The Company relies on the shareholders as directors and executive officers of the Company to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there would likely be substantial uncertainty as to the outcome of any such legal proceedings.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

        Summary financial information of the Group's VIEs included in the accompanying consolidated financial statements (after eliminating all intercompany transactions and balances, except for cash flow information which was before eliminating intercompany transactions and balances) is as follows:

	December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	12,216,436	9,449,326
Accounts receivable, net	1,849,786	1,243,350
Inventory	196,757	238,055
Income tax recoverable	585,861	219,374
Due from related party	2,169,866	2,575,248
Prepayments and other current assets	1,614,931	1,276,264
Deferred tax assets—current	3,489,805	4,004,672

Total current assets	22,123,442	19,006,289
Investment in equity investees	2,326,793	6,183,197
Property and equipment, net	1,163,086	1,160,380
Acquired intangible asset	1,030,702	730,152
Other assets	376,926	947,525

Total assets	27,020,949	28,027,543

Liabilities
Accounts payable	1,538,665	730,535
Due to related parties	22,957	163,748
Advance from customers	6,184,953	5,860,035
Deferred revenue	12,340,821	11,768,665
Accrued expenses and other current liabilities	1,680,767	1,452,119
Deferred tax liabilities—current	1,758,134	386,092

Total liabilities	23,526,297	20,361,194

        The Company earns service fees from the VIEs which are eliminated upon consolidation. For the years ended December 31, 2012, 2013 and 2014, the service fees payable by the VIEs to Shanghai Shengran were RMB102 million (US$16.2 million), RMB118 million (US$19.1 million) and RMB91 million (US$14.8 million). The service fees outstanding and payable to the WFOE from the VIEs were RMB0.3 million (US$0.05 million) and RMB0.6 million (US$0.1 million) as of December 31, 2013 and 2014, respectively.

	For the year ended December 31,
	2012	2013	2014
Net revenues	$33,535,368	$40,985,710	$35,363,951

Net income	$20,773,883	$21,586,325	$18,979,696

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	For the year ended December 31,
	2012	2013	2014
Net cash provided by (used in) operating activities	(1,468,141)	1,741,060	1,250,010

Net cash used in investing activities	(318,549)	(4,991,080)	(4,044,290)

Net cash provided by financing activities	78,979	—	27,170

Net decrease in cash and cash equivalent	(1,707,711)	(3,250,020)	(2,767,110)

        The VIEs contributed an aggregate of 83.4%, 84.8% and 83.8% of the consolidated net revenues for the year ended December 31, 2012, 2013 and 2014, respectively. The Company's operations not conducted through contractual arrangements with the VIEs primarily consist of its merchandise licensing and book royalty business as well as mobile game development. As of the fiscal years ended December 31, 2013 and 2014, the VIEs accounted for an aggregate of 17.9% and 19.8%, respectively, of the consolidated total assets, and 80.4% and 76.2%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents.

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

        Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 11 for disclosure of restricted net assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

(3)
Use of estimates

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Actual results may differ from those estimates. Significant accounting estimates reflected in the Group's consolidated financial statements mainly include allowance for doubtful accounts, the useful life of in-game items, useful life and impairment for property and equipment and intangible asset, impairment of cost method investment and equity method investments, assumptions related to the valuation of share-based compensation and related forfeiture rates, consolidation of VIEs, assumptions applied in the classification of equity investments and realization of deferred tax assets. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

(4)
Cash and cash equivalents

        Cash and cash equivalents represent cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(5)
Short-term investment

        Investments in debt or equity securities are accounted for based on the nature of the products invested, and the Group's intent and ability to hold the investments to maturity. In 2013, the Group invested in a short-term money market investment whose return is linked to a short term interest rate with interest income accrued on a daily basis. The instrument does not have a stated maturity but can be traded daily at par value plus accrued interest, subject to certain normal market conditions. In 2014, the Group disposed this short-term investment in full and a gain of $15,043 was recognized as interest income in the earnings.

(6)
Accounts receivable, net

        Accounts receivable mainly consists of receivables from the distribution of films, receivables from third party online payment channels, royalties due from corporate customers and revenue sharing from mobile game publishers, and is recorded net of allowance for doubtful accounts. The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowance for doubtful accounts are charged to general administrative expenses. The Group recorded nil and $0.3 million allowance for doubtful accounts as of December 31,

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

2012 and 2013, respectively. In the year 2014, the Group made additional bad debt provision of $0.3 million and later wrote off accounts receivable and related full allowance for doubtful accounts of $0.6 million from the settlements agreed with counterparties.

(7)
Inventory

        Inventory primarily consists of toys. Inventories are stated at the lower of cost or market and the cost of merchandise inventory is determined using the weighted average cost method. The Group records valuation adjustments to write-down the inventories if the cost of specific inventory items on hand exceeds the amount expected to be realized from the ultimate sale or disposal of the inventory. The Group recorded no inventory write-downs in the periods presented.

(8)
Investment in equity investees

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

        The Group recorded nil, $0.4 million and $1.4 million (refer to Note 5 and Note 16) in impairment losses on equity investees as of December 31, 2012, 2013 and 2014, respectively.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(9)
Property and equipment, net

        Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line method over the following estimated useful lives.

Estimated useful lives
Leasehold improvements	Lesser of the lease term or their estimated useful lives
Computers and office equipment	3-5 years
Software	Lesser of 5 years or the contracted term of use
Vehicles	4 years
(10)
Impairment of long-lived assets

        The Group evaluates its long-lived assets with definite useful life, including property and equipment and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. There were nil, $1.0 million and nil impairment charge recognized for the years ended December 31, 2012, 2013 and 2014, respectively.

        The Group tests the intangible asset with indefinite useful life for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the carrying amount of the intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess.

(11)
Acquired intangible assets

  Upfront licensing fees

        Upfront licensing fees paid to third party licensors are capitalized when paid and amortized on a straight-line basis over the shorter of the estimated economic life of the intangible assets or license period, ranging from three to seven years. Amortization of acquired game licenses commences upon the commercial launch of the related online game. As of December 31, 2013 and 2014, the carrying values of these acquired upfront licensing fees were $1.1 million and $1.0 million, and the accumulated amortization was $0.2 million and $0.4 million, respectively.

        The less than satisfactory performance of certain games indicated that the carrying amounts of acquired intangible assets may not be recoverable. The Group tested the long-lived assets and goodwill for impairment. As a result of the long-lived asset impairment tests, upfront licensing fees held and used with a carrying amount of $1.0 million and $0.1 million (Refer to Note 16) were fully impaired, with the resulting impairment charges included in earnings for the year ended December 31, 2013 and December 31, 2014, respectively.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

        The Group recorded amortization of acquired intangible assets of $204,266, $414,510 and $248,867 for the years ended December 31, 2012, 2013 and 2014, respectively. The amortization expenses of the above acquired intangible assets will be approximately $246,410, $246,410, $246,410, $164,697 and $51,405 for 2015, 2016, 2017, 2018 and 2019, respectively.

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

        The Group recorded amortization of capitalized film costs of $968,276, $937,860 and $1,255,335 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(14)
Revenue recognition

Online Business

  Online virtual world revenues

        The Group earns such revenue primarily through developing and operating proprietary online virtual worlds. The Group provides such services to children via an online entertainment platform pursuant to two types of revenue models: a time-based revenue model and an item-based revenue model.

        For online services using the time-based model, users pay a subscription fee for calendar days of unlimited play on the online platform. The Group recognizes revenue generated from subscription fees based on the number of calendar days on which the users are provided the services.

        For the item-based model, revenue is recognized over the estimated lives of the in-game virtual premium items purchased or as the virtual premium items are consumed. For the virtual premium items that are immediately consumed, revenue is recognized upon consumption. For virtual premium items with no predetermined expiration ("permanent items"), revenue is recognized ratably over the estimated average lives of the permanent items, which range from six to 18 months. The amount of the unamortized permanent items and unconsumed items are recognized as deferred revenue. The Group recognized $16,269,659, $22,396,393 and $20,112,059 gross revenue from virtual premium items accounted for under the item-based model for the years ended December 31, 2012, 2013 and 2014, respectively. The Group estimates the average lives of the permanent items based on an assessment of its historical data and user behavior patterns, including the average period that users typically stay on the platform, the age group of the target users, and the number of active paying users in the virtual worlds, and the promotional events launched, with reference to industry research data. The Group assesses the estimated lives of premium items periodically. If there are indications of any significant changes to the estimated lives of these premium items, the revised estimates would be applied prospectively in the period of change. Prior to June 30, 2010, the Group did not have sufficient historical data from its virtual worlds to estimate the useful life of the permanent items, and used the industry research data and peer company information in developing the estimate of the average life of permanent items, which was determined to be one year for all its virtual worlds. Effective on July 1, 2010, the Group changed the accounting estimate of the useful life of the permanent items in Mole's World from one year to 18 months based on an analysis of the life of the virtual world and user behavior patterns using historical user data since the launch of Mole's World in September 2008, and applied such change prospectively. The effect of the change in accounting estimate on the results of operations for the year ended December 31, 2010 was immaterial. In 2011 and 2012, the Group did not make any changes to the useful life of any of its virtual worlds. In 2013, the Group assessed its historical data of user behavior as well as industry research data and noticed a shortening trend user lifespan and changed the estimated lives of premium items for newly launched online virtual worlds to half a year. The estimated lives of existing virtual worlds remained unchanged. In 2014, the Group assessed its historical data of user behavior as well as industry research data again and concluded estimated lives of existing virtual worlds remained unchanged. The Group will continue to monitor the user behavior patterns of each of its virtual worlds and will utilize such information to update the estimates of the useful lives of permanent items.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

        Prepaid cards will expire on the expiration date printed thereon, which is generally two years after the date of card production. In November 2014, the Group changed the expiration term of newly issued prepaid cards to five years after the date of card production. Proceeds from expired prepaid cards that have not been activated are recognized as other operating income upon expiration of the cards. The Group had recognized $1,867,626, $1,620,842 and $587,274 in other operating income in connection with expired prepaid cards for the years ended December 31, 2012, 2013 and 2014, respectively.

  Online mobile game revenues

        The Group generates such revenues primarily from licensing of its self-developed mobile games, which are played on iOS or Android based smartphones and tablets, to certain publishers including Chukong, IGG, True Digital Plus and Netmarble, etc. They publish such games to end users distribution channels, such as the iOS App Store, Google Play Store, 360 Mobile Assistant, UC Web, 91 Wireless, SnapPea, etc. Revenues generated from those games are shared between the Group and the publishers based on a predetermined percentage for each mobile game. These mobile game licensing agreements typically are two to three years.

        The Group performs assessment for each mobile game licensing agreement to determine whether or not the Group acts as the principal or as an agent in the arrangement, in order to determine if relevant revenues should be reported in gross or net. The assessment and determination including but not limited to whether the Group (i) is the primary obligor in the arrangement, (ii) has latitude in establishing the selling price, (iii) has the power to change the product or perform part of the service, and (iv) has involvement in the determination of product and service specifications.

        The Group concludes its responsibilities are limited to delivering mobile games to publishers for whom to operate as well as providing limited ongoing technical and customer services associate with the game contents, hence, the Group considers itself as the agent in the mobile game licensing arrangements. Accordingly, the Group records revenues generated from these licensed mobile games based on the net amount collected from those third-party publishers.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

        In addition, the Group usually receives an upfront licensing fee from the publishers after the licensing agreements are signed and before the commercial launch of these mobile games. Those upfront licensing fees would be deferred and recognized as revenue until the date of the commercial launch and amortized on a straight-line basis over the licensing terms.

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

  Merchandise sales revenue

        Revenues from selling toys, books and merchandise are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured.

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

Sales tax and Value-added tax

        The Group is subject to sales tax at a rate of 5% for sales of prepaid Mimi cards, or value-added tax at a rate of 17% for software sales and toy sales, or value-added tax at a rate of 6% for certain other services such as advertisement, merchandise licensing and box office revenue sharing, as well as related surcharges on revenue earned from online services and offline business conducted in the PRC, respectively. The Group presents revenue net of sales taxes or value-added tax incurred.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

(15)
Advance from customers and deferred revenue

        For online virtual world services, online points that have been sold but not activated yet are recognized as advance from customers. Online points that have been activated but for which online entertainment services will be rendered in the future are recognized as deferred revenue. Under the time-based model, deferred revenue is recognized as revenue based on the calendar days on which the online services are provided to the end users. Under the item-based model, deferred revenue represents the amounts of unamortized permanent items and unconsumed items. For online mobile game services, advance from customers represents the unamortized balance of upfront licensing fees paid by licensees. For offline business, advance from customers represents the unamortized balance of advance royalty fees paid by licensees.

(16)
Cost of revenues

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

(18)
Sales and marketing expenses

        Sales and marketing expenses consist primarily of advertising and promotional expenses, animation related expenses, payroll and other overhead expenses incurred by the Group's sales and marketing personnel. Advertising expenses in the amount of $5,078,703, $3,468,749 and $3,983,329, for the years ended December 31, 2012, 2013 and 2014, respectively, were expensed as incurred.

(19)
Government subsidies

        The Group received unrestricted cash subsidies of $3,377,496, $3,792,495 and $ 3,961,423 for the years ended December 31, 2012, 2013 and 2014, respectively, from local government agencies. The

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

government agencies use their discretion to determine the amount of the subsidies with reference to business tax, value-added tax and income tax paid by the Group and qualification as high technology projects as well as producing of film and TV animations. These subsidies were an incentive to the Group to establish business within a particular geographic area in China. The subsidies are unrestricted as to use and can be utilized by the Group in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted government subsidies as other operating income in the consolidated statements of operations.

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

	Years ended December 31,
	2012	2013	2014
Includes share-based compensation related to:
Cost of revenues	$255,315	$289,921	$294,132
Product development expenses	498,500	360,852	448,179
Sales and marketing expenses	68,978	31,938	16,394
General and administrative expenses	1,383,687	1,459,734	1,469,726

	$2,206,480	$2,142,445	$2,228,431

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB590,488,850 and RMB549,167,928 as of December 31, 2013 and 2014, respectively.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

        Due to the limited availability of online payment systems in China, a substantial portion of the Group's sales are carried out via a distribution network composed of third-party distributors. In 2012, 2013 and 2014, there was no concentration of third-party distributors, and none of the distributors represented more than 10% of the total sales to third-party distributors.

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

        The Group's financial instruments not reported at fair value consist of cash and cash equivalents, accounts receivable, due from related parties, accounts payable, and due to related parties. The carrying amounts of these financial instruments as of December 31, 2013 and 2014 were considered representative of their fair values due to their short-term nature.

(26)
Earnings per share

        Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

(27)
Recently issued accounting pronouncements

        In May 2014, the FASB and International Accounting Standards Board ("IASB") issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

        On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The adoption of the ASU will not have a material impact on the Group's consolidates financial statements.

        In November 2014, the FASB issued a new pronouncement which provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. The adoption of the amendments will not have a material impact on the Group's consolidated financial statements.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

3. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consisted of the following:

	December 31,
	2013	2014
Leasehold improvements	$1,287,820	$1,565,172
Computers and office equipment	4,329,524	4,474,072
Vehicle	370,346	261,317
Software	637,988	289,455

	6,625,678	6,590,016
Less: accumulated depreciation and amortization	(4,785,259)	(4,776,356)

Property and equipment, net	$1,840,419	$1,813,660

        Depreciation and amortization expense for property and equipment was $1,456,990, $1,296,956 and $990,583 for the years ended December 31, 2012, 2013 and 2014, respectively.

4. INVESTMENT IN EQUITY METHOD INVESTEES

        As of December 31, 2013 and 2014, the Group's investments in equity method investees comprised of the following:

	As of December 31,
	2013	2014
Elyn Corporation ("Elyn")/Playgame Sdn. Bhd ("Playgame")	$1,216,776	$906,158
Joy Children Technology Co., Ltd. ("Joy Children")	748,883	694,502
Guangzhou Chuangyou Information Technology Co., Ltd. ("Chuangyou")	82,521	16,320
Shanghai Taoyue Information Technology Co., Ltd. ("Taoyue")	173,452	—
Jiangxi Haomi Network Technology Co., Ltd. ("Jiangxi Haomi")	2,070,874	1,581,734
Shanghai Weiju Network Technology Co., Ltd ("Shanghai Weiju")	—	505,642
Beijing Caviar Communications Co., Ltd ("Caviar Communications")	—	4,079,501

	$4,292,506	$7,783,857

  Elyn, Joychildren and Playgame

        In December 2009, the Company obtained a 40% equity interest in Elyn Corporation ("Elyn"), a newly formed entity and its wholly owned subsidiary, Taiwan Taomee Co., LTD ("Taiwan Taomee"), of which 20% equity interest was initially held through a related party, as consideration, in exchange for a three-year exclusive right to operate three virtual worlds on the Group's online entertainment platform in Taiwan and other areas in Asia. The fair value of the exclusive operating right contributed by the Company was $1,666,680. As the Company has the ability to exercise significant influence over Elyn, the Group accounts for this investment using the equity method of accounting.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

4. INVESTMENT IN EQUITY METHOD INVESTEES (Continued)

        In February 2011, the Company entered into an agreement to sell 10.5% of its equity interest in Elyn and recognized a gain of $3,662,098 in the consolidated statement of operations. In addition, the nominee shareholding agreement was terminated with the related party and the Company held all of its 29.5% equity in Elyn directly, and continues to account for this investment using the equity method.

        On August 12, 2011, the Company's equity interest in Elyn was diluted from 29.5% to 28.8% as a result of Elyn's issuing shares to its employees.

        In November 2011, Taiwan Taomee underwent reorganization and contemporaneously issued new ordinary shares to existing shareholders and certain employees. As a result of such transactions, the Company's equity interest in Taiwan Taomee was changed from 28.8% interest held through Elyn to a 27.6% effective interest which is now held through (1) 29.50% in Elyn, which held 72.09% of Taiwan Taomee, and (2) 28.77% in Joy Children, shell company with no operations, which held 21.86% of Taiwan Taomee. The decrease in the Company's equity interest in Taiwan Taomee reflected a dilution resulting from shares issued to Taiwan Taomee's employees. In addition, the Company paid cash consideration of $668,992 for the newly issued shares of Taiwan Taomee through Joy Children, which was recorded as an increase in equity method investment.

        In July 2012, the Company's aggregated equity interest through Elyn and Joy Children in Taiwan Taomee was diluted from 27.6% to 27.1% due to an issuance of new ordinary shares by Taiwan Taomee from capital surplus and appropriations of 2011 earnings to certain existing shareholders and employees.

        In June 2013, as part of a restructuring of Taiwan Taomee, our equity interest in Taiwan Taomee held through Elyn was transferred to Playgame Sdn. Bhd ("Playgame"), a holding company established in Malaysia, and Elyn was liquidated. Our aggregated equity interest in Taiwan Taomee was not changed. In September 2013, Playgame transferred 3% of Taiwan Taomee's shares to Taiwan Taomee's underwriters after its initial public offering in Taiwan Emerging Stock Market. As a result, Playgame's equity interest in Taiwan Taomee was diluted from 70.88% to 67.87%, resulting in a gain from investment of approximately $287,790 recognized within share of profit in equity method investees in the consolidated statements of operations of 2013.

        The Group received cash dividends of $6,318, $424,483, and $337,659 from Elyn/Playgame and $616,802, $156,755 and $63,728 from Joy Children, which were recorded as return on investment in Elyn/Playgame and Joy Children in 2012, 2013 and 2014, respectively.

        As of December 31, 2013 and 2014, the Group effectively held 26.2% and 26.2% in Taiwan Taomee through Playgame and Joy Children. The Group's share of profit in these equity method investments recorded in the consolidated statements of operations for 2012, 2013 and 2014 was $506,644, $500,388 and $27,041 from Elyn/Playgame and $191,381, $96,869 and $9,347 from Joy Children, respectively.

  Ruigao

        In October 2010, pursuant to an equity investment agreement entered into with Shenzhen Decent Investment Limited (Note 14) and two individuals unrelated to the Group, Shenzhen Ruigao

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

4. INVESTMENT IN EQUITY METHOD INVESTEES (Continued)

Information Technology Co., Ltd. ("Ruigao") was formed in the PRC for the purpose of developing console games. Shanghai Taomee obtained a 17.65% equity interest in Ruigao for total cash consideration of $986,370, which was paid in two installments, with the first payment being made in October 2010 and the remaining payment of $502,534 being paid in the first quarter of 2011. As Shanghai Taomee has the ability to exercise significant influence over Ruigao, the Group accounts for this investment using the equity method of accounting.

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

  Chuangyou

        In the first quarter of 2012, Shanghai Taomee paid RMB900,000 ($142,694) to acquire a 6% of equity interest in Guangzhou Chuangyou Information Technology Co., Ltd ("Chuangyou"), a company principally engaged in the design and development of online games in China, and a call option to further subscribe for a 13.16% newly issued equity interest in the future at RMB3,500,000 (equivalent to $555,476) if certain operating targets are met ("Call Option"). In September 2012, Shanghai Taomee exercised the Call Option and completed the further acquisition in January 2013 with a total equity share of 19.16%. Prior to these events, Chuangyou was a related party of the Group as one of Chuangyou's investors is the Company's director and also a principal shareholder. Refer to Note 14 for detail description of related party transactions.

        Shanghai Taomee has the ability to exercise significant influence over Chuangyou primarily through representation in the board of directors and accounts for the investment using the equity method of accounting. In December 2013, Chuangyou entered into an agreement to issue new shares for RMB2.5 million (approximately $0.4 million) to a new investor and the transaction was completed in June 2014. The Group's equity interest in Chuangyou was diluted to 9.58% (the investment is still accounted for using the equity method of accounting as Shanghai Taomee has the ability to exercise significant influence) while the Group did not participate in the subscription of the new issuance of shares, and the Group recorded a gain of $41,826 as the deemed disposal of investment.

        As of December 31, 2013, the Group assessed that Chuangyou had experienced a deteriorating financial position and performance and could hardly generate any positive future cash flows. Accordingly, the Group recorded an impairment loss of $370,407 on Chuangyou investment based on its fair value.

        The Group's equity in the losses of Chuangyou in 2012, 2013 and 2014 were $35,310, $212,240 and $108,027, which were recognized as share of loss in equity method investments in the consolidated statements of operations.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

4. INVESTMENT IN EQUITY METHOD INVESTEES (Continued)

  Taoyue

        In March 2013, pursuant to an equity investment agreement entered into with five individuals unrelated to the Group, Shanghai Taoyue Information Technology Co., Ltd. ("Taoyue") was formed in the PRC for the purpose of developing online games. Shanghai Taomee obtained a 40% equity interest in Taoyue for a cash consideration of RMB2.0 million (equivalent to $323,798).

        As Shanghai Taomee has the ability to exercise significant influence over Taoyue, the Group accounts for this investment using the equity method of accounting. In January 2014, Shanghai Taomee sold all its equity interest in Taoyue to an existing shareholder of Taoyue for RMB2.0 million and recorded a gain of $156,530 upon the completion of the transaction.

        The Group's equity in the losses of Taoyue in 2013 and 2014 were $150,052 and $5,627, which were recognized as share of loss in equity method investments in the consolidated statements of operations.

  Jiangxi Haomi

        In September 2013, pursuant to an equity investment agreement entered into with two individuals unrelated to the Group, Jiangxi Haomi Network Technology Co., Ltd ("Jiangxi Haomi") was formed in the PRC to develop family entertainment and education applications on mobile and multi-screen platforms in Mainland China. Shanghai Taomee obtained a 43% equity interest in Jiangxi Haomi for cash consideration of RMB12.9 million (approximately $2.1 million).

        As Shanghai Taomee has the ability to exercise significant influence over Jiangxi Haomi, the Group accounts for this investment using the equity method of accounting.

        The Group's equity in the losses of Jiangxi Haomi in 2013 and 2014 were $27,199 and $489,140, which were recognized as share of loss in equity method investments in the consolidated statements of operations.

  Shanghai Weiju

        In January 2014, Shanghai Taomee entered into an agreement with Shanghai Weiju Network Technology Co., Ltd ("Shanghai Weiju"), a Hi-tech toy design and R&D company, to acquire its 25% equity interest for a cash consideration of RMB3.0 million (approximately $0.5 million).

        As Shanghai Taomee has the ability to exercise significant influence over Shanghai Weiju, the Group accounts for this investment using the equity method of accounting.

        In December 2014, Shanghai Taomee increased its equity shareholding in Shanghai Weiju from 25% to 45% for a cash consideration of RMB10.0 million (approximately $1.6 million), of which RMB0.5 million (approximately $0.1 million) was paid in December 2014, and the rest was paid in January 2015. The Group continues to account for this investment using the equity method of accounting as the Group has no control over Shanghai Weiju.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

4. INVESTMENT IN EQUITY METHOD INVESTEES (Continued)

        The Group's equity in the losses of Shanghai Weiju in 2014 was $64,824 and was recognized as share of loss in equity method investments in the consolidated statements of operations.

  Caviar Communications

        In November 2014, Shanghai Taomee entered into an investment agreement with two unrelated parties to establish a company, Beijing Caviar Communications Co., Ltd ("Caviar Communications") to operate "the Voice Kids China" live show and other family entertainment shows focusing on kids and teenagers in China. Shanghai Taomee obtained a 20% equity interest in Caviar Communications for a cash consideration of RMB25.0 million (approximately $4.1 million).

        As Shanghai Taomee has the ability to exercise significant influence over Caviar Communications, the Group accounts for this investment using the equity method of accounting.

        The Group's equity in the profit or loss of Caviar Communications in 2014 was nil as the Caviar Communications was newly formed in December and there were no operations in 2014.

5. INVESTMENT IN COST METHOD INVESTEES

        As of December 31, 2013 and 2014, the Group's investments in cost method investees comprise the following:

	As of December 31,
	2013	2014
Gamespedia Holdings Limited. (Gamespedia)	6,205,000	6,205,000
Voozclub Co., Ltd. (Voozclub)	1,400,000	—
Company A	2,000,000	2,000,000
Company B	150,003	150,003

Total	9,755,003	8,355,003

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

        In February 2013, the Company acquired a minority equity interest in Voozclub Co., Ltd. ("Voozclub"), a Korea-based character and animation studio with an established presence in global brand licensing, online games, publishing and theme parks, for a cash consideration of $1.4 million. As of September 30, 2014, the Company assessed that Voozclub had experienced a deteriorating financial position and performance, was in doubt to generate positive future cash flows and is highly likely facing bankruptcy. Accordingly, the Company recorded an impairment loss of $1.4 million on its entire investment in Voozclub.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

5. INVESTMENT IN COST METHOD INVESTEES (Continued)

        In September 2013, the Company acquired a minority stake of a Beijing-based pre-school education service provider ("Company A") for a cash consideration of $2.0 million.

        In December 2013, the Company acquired a minority stake of a company in United States that develops mobile applications, animation and products for pre-school children ("Company B"), for a cash consideration of $150,003.

6. ORDINARY SHARES

        On June 10, 2011, the Company completed an initial public offering of 154,254,480 ordinary shares on New York Stock Exchange and received proceeds of $64,555,500, net of underwriting discounts and commissions of $4,859,016. On June 8, 2011, the Company listed its ADSs on the New York Stock Exchange, or NYSE, under the ticker symbol "TAOM". As of December 31, 2013 and 2014, the Group had 16,557,901 and 6,596,410 ordinary shares respectively, including restricted shares, which were legally issued according to its share incentive plans, but were not deemed issued or outstanding from an accounting perspective.

7. TREASURY STOCK

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

        During the years of 2012, 2013 and 2014, the Company repurchased 461,894, 478,625 and 990,812 ADSs respectively on the open market, representing 9,237,880, 9,572,500 and 19,816,240 ordinary shares for total cash consideration of $1,754,792, $2,056,771 and $5,625,935, respectively. As of December 31, 2014, the Company has repurchased a total of 2,054,989 ADSs, representing 41,099,780 ordinary shares for cash consideration of $10,000,000.

        On March 28, 2014, the Company's Board authorized a second share repurchase program to repurchase up to another $10 million worth of the outstanding American Depositary Shares ("ADSs") (each ADS represents twenty ordinary shares of the Company) over the next 12 months. On March 21, 2015, the Group extended this share repurchase plan from March 29, 2015 to March 28, 2016.

        Pursuant to the second share repurchase program, the Company repurchased 885,381 ADSs on the open market, representing 17,707,620 ordinary shares for total cash consideration of $4,696,477 during the year ended December 31, 2014.

8. SHARE-BASED COMPENSATION

        The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expense over the grant recipients' requisite service periods.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

8. SHARE-BASED COMPENSATION (Continued)

        The following table presents the Company's share-based compensation expense by type of award:

	Years ended December 31,
	2012	2013	2014
Share options	$792,691	$671,768	$387,817
Non-vested restricted shares	1,413,789	1,470,677	1,840,614

Total share-based compensation	$2,206,480	$2,142,445	$2,228,431

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

        In June 2009 and June 2010, 10,500,000, 35,175,000 options were granted to the employees of the Group at exercise prices at $0.04 and $0.07, respectively, and these awards vest over a four-year period, with 25% of the options to vest on the each of the anniversary after the grant date.

        As of December 31, 2014, options to purchase 6,548,240 ordinary shares were outstanding under the Company's 2009 Share Incentive Plan.

        On March 18, 2014, the Company granted a total of 1,600,000 non-vested restricted shares to employees at par value, under the Company's 2009 Share Incentive Plan. These restricted shares will vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date.

        As of December 31, 2014, there was $413,636 of total unrecognized compensation expense related to non-vested restricted shares granted under 2009 share incentive plan, which is expected to be recognized over a weighted-average period of 3.2 years.

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

        On January 4, 2011, the Company granted options to the employees of the Group and a third party consultant to purchase 16,665,000 and 2,500,000 of ordinary shares of the Company, respectively, at an exercise price of $0.36 per share under the Company's 2010 Share Incentive Plan. These options

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

8. SHARE-BASED COMPENSATION (Continued)

vest over a four-year requisite service period, with 25% of the options to vest on each anniversary after the grant date. The 2,500,000 options were provided in exchange for consulting services which were to have been delivered over the next four years. In September 2011, the options granted to a third party consultant were forfeited as the underlying service contract was terminated.

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

        As of December 31, 2014, options to purchase 10,970,000 ordinary shares were outstanding under the Company's 2010 Share Incentive Plan.

        On May 24, 2011 and July 16, 2012, the Company granted 4,500,000 and 400,000 non-vested restricted shares to its employees and officers for no consideration, respectively, under the Company's 2010 Share Incentive Plan. These restricted shares vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date.

        On September 4, November 5, and December 11, 2013, the Company granted a total of 10,190,000, 4,800,000 and 394,560 non-vested restricted shares to employees, officers and an external consultant at par value, respectively, under the Company's 2010 Share Incentive Plan. These restricted shares vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date.

        As of December 31, 2014, there was $1,366,494 of total unrecognized compensation expense related to non-vested restricted shares granted under 2010 share incentive plan, which is expected to be recognized over a weighted-average period of 2.7 years

  2012 Share Incentive Plan

        On July 25, 2012, the Annual General Meeting of the Company further approved the 2012 Share Incentive Plan, which authorized the issuance of options to purchase up to 30,000,000 ordinary shares

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

8. SHARE-BASED COMPENSATION (Continued)

to employees, directors, and consultants of the Group, as determined by the Board of Directors of the Company. The maximum contractual term of the awards under this plan shall be no more than ten years from the date of grant. As of December 31, 2014, there were no options granted under the 2012 Share Incentive Plan.

        On April 22, 2014, the Company granted 1,000,000 non-vested restricted shares to an officer at par value, under the Company's 2012 Share Incentive Plan. One-fourth (1/4) of the restricted shares will vest on the first anniversary of the grant date; the remaining three-fourth (3/4) of the restricted shares (rounded down to the next whole number of shares) will vest over thirty-six (36) equal installments at the ending of each calendar month over a period of thirty-six (36) consecutive months subsequent to the first anniversary of the grant date requisite service period.

        On July 1, 2014, the Company granted 60,000 non-vested restricted shares to an independent director at par value, under the Company's 2012 Share Incentive Plan. These restricted shares will vest over a one-year requisite service period, with 100% to vest on the first anniversary after the grant date.

        As of December 31, 2014, there was $254,292 of total unrecognized compensation expense related to non-vested restricted shares granted under 2012 share incentive plan, which is expected to be recognized over a weighted-average period of 3.2 years

  Share Options

        The weighted-average grant date fair value for options granted during the years ended December 31, 2012, 2013 and 2014 was $0.12, nil and nil per share, respectively. 9,639,780, 10,412,700 and 5,157,820 options were exercised during the years ended December 31, 2012, 2013 and 2014, respectively. Total intrinsic value of options exercised for the years ended December 31, 2012, 2013 and 2014 was $1,251,212, $1,569,183 and $1,048,500, respectively.

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

        The fair value of the options was estimated using the binomial option-pricing model in 2012. The risk-free interest rate for periods within the contractual life of the option is based on the yield of Chinese International Government Bond, which is denominated in U.S. dollars. The expected life of options granted represents the period of time that the options are expected to be outstanding and is based on option terms related to vesting schedule and option expiration date. Expected volatilities are based on the volatility of comparable companies with the time period commensurate with the expected time period.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

8. SHARE-BASED COMPENSATION (Continued)

        The key assumptions used in the binomial option-pricing model were as follows:

2012
Risk-free interest rate	2.51%-3.04%
Expected term	—
Contractual term	8.78-10 years
Expected volatility rate	54.57%-57.16%
Dividend yield	0%

        In determining the fair value of the Company's ordinary shares underlying the options, the Company used the closing spot price of the Company on the principal exchange or system.

        A summary of the option activity for the year ended December 31, 2014 and the information regarding the options outstanding as of December 31, 2014 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contract terms	Aggregate intrinsic value
Options outstanding at January 1, 2014	27,999,840	$0.16
Forfeited	(5,323,780)	$0.21
Exercised	(5,157,820)	$0.09

Options outstanding at December 31, 2014	17,518,240	$0.17	6.6 years	701,202

Options vested or expected to vest at December 31, 2014	16,642,328	$0.11	3.1 years	666,142

Options exercisable at December 31, 2014	13,275,740	$0.15	6.4 years	701,202

        As of December 31, 2014, there was $332,267 in total unrecognized compensation expense related to unvested options granted under the share incentive plans, which is expected to be recognized over a weighted-average period of 1.3 years.

  Non-vested Restricted Shares

        In June, 2012, Shanghai Taomee granted a co-founder and senior management of Guangdong Taomee a 15% equity interest in Guangdong Taomee in the form of non-vested restricted shares. These restricted shares will vest over a three-year requisite service period, with 33.3% to vest on each anniversary after the grant date. The fair value of non-vested restricted shares was determined based on estimated fair value of Guangdong Taomee on the grant date. The Company recorded $46,072, $80,571 and $81,323 compensation expense related to these non-vested restricted shares in 2012, 2013 and 2014. As of December 31, 2014, there was $40,681 unrecognized compensation expense to be recognized over the weighted-average period of 0.5 years.

        In June, 2014, Shanghai Shengran granted a co-founder and senior management of Shanghai Xinsheng an 8.33% equity interest in Shanghai Xinsheng in the form of non-vested restricted shares. 5.33% of the granted restricted shares will vest upon the completion of Shanghai Xinsheng's capital

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

8. SHARE-BASED COMPENSATION (Continued)

injection, and another 3% will be vested in increments of 1% on each January 1, following the first, second and third anniversaries, respectively, of the starting date of the co-founder's labor contract. The Company recorded $216,854 compensation expense related to these non-vested restricted shares in 2014. As of December 31, 2014, there was $68,516 unrecognized compensation expense to be recognized over the weighted-average period of 2.0 years.

        In June, 2014, Shanghai Taomee granted a co-founder and senior management of Shanghai Jushou an 8.33% equity interest in Shanghai Jushou in the form of non-vested restricted shares. 5.33% of the granted restricted shares will vest upon Shanghai Jushou's establishment, and another 3% will be vested in increments of 1% on each January 1, following the first, second and third anniversaries, respectively, of the starting date of the co-founder's labor contract. The Company recorded $108,163 compensation expense related to these non-vested restricted shares in 2014. As of December 31, 2014, there was $34,258 unrecognized compensation expense to be recognized over the weighted-average period of 2.0 years.

        The fair value of non-vested restricted shares granted to employees, officers and independent director was computed based on the fair value of the Group's ordinary shares on each respective grant date, while the fair value of non-vested restricted shares granted to an external consultant was re-measured at the end of each reporting period until the services being provided is completed.

        A summary of the non-vested restricted shares activities under share incentive plan for the year ended December 31, 2014 and the information regarding the restricted shares outstanding as of December 31, 2014 were as follows:

	Number of Non-vested Restricted Shares	Weighted average grant-date fair value
Non-vested as of January 1, 2014	19,040,414	0.32
Granted	2,660,000	0.32
Forfeited	(7,553,727)	0.32
Vested	(4,803,671)	0.40

Non-vested as of December 31, 2014	9,343,016	0.28

9. TAXATION

Cayman Islands

        The Company is incorporated in the Cayman Islands. Payments of dividends and capital in respect of the Company's shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Company's shares, nor will gains derived from the disposal of the Company's shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

9. TAXATION (Continued)

Hong Kong

        The Group's subsidiary in Hong Kong did not have assessable profits that were derived in Hong Kong during each of the three years ended December 31, 2012, 2013 and 2014. Therefore, no Hong Kong profit tax has been provided for in the years presented.

PRC

        Pursuant to PRC New Corporate Income Tax Law effective January 1, 2008, the Group's VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax ("EIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the EIT Law and the Income Tax Law of the People's Republic of China.

        In April 2009, Shanghai Taomee obtained a Software Enterprise Certification (the "Certification"), which was effective on January 1, 2009. An enterprise having such Certification is entitled to two years' exemption and three years' 50% reduction in corporate income tax (the "tax holiday"). Shanghai Taomee was subject to an income tax rate of 0% for both 2009 and 2010, and 12.5% from 2011 to 2013. Shanghai Taomee's tax holiday period was approved by relevant tax authorities in May 2010. In 2010 Shanghai Taomee obtained "High and New Technology Enterprise" ("HNTE") qualification. Subject to certain new implementation rules for application and assessment of HNTE announced by certain government authorities in 2008, every qualified HNTE company is required to re-apply for this qualification. The HNTE qualification is valid for three years and could be renewed for another 3 year period. In 2013 Shanghai Taomee re-applied for the HNTE and received approval for the HNTE qualification. In 2014 Shanghai Taomee was approved to apply for the 15% preferential tax treatment as a HNTE from January 2014 to December 2015.

        In September 2010, Shanghai Shengran also obtained a Software Enterprise Certification and was informed in April 2011 that the full EIT exemption would apply retroactively in 2009 and 2010, and 50% reduction in EIT rate will apply from 2011 to 2013.In May 2012, Shanghai Shengran further received a written approval from local tax authorities, according to which Shanghai Shengran was entitled to the full EIT exemption for 2010 and 2011, and 50% reduction in EIT rate of 12.5%, from 2012 to 2014, which resulted in an adjustment of $2.1 million as a one-time tax benefit in 2012. In 2013, Shanghai Shengran obtained "High and New Technology Enterprise" qualification, or HNTE qualification, which is effective for a period of three years and could be renewed thereafter. Currently, Shanghai Shengran has not applied to the relevant tax authority for preferential tax treatment as a HNTE.

        In November 2013, Shanghai Animation obtained an Animation Enterprise Certification, which provides an enterprise entitling to two years' exemption and three years' 50% reduction in corporate income tax (the "tax holiday"). Currently Shanghai Animation has not applied to the relevant tax authority for the two-year EIT exemption and a three-year 50% EIT rate reduction preferential tax treatment as an "animation enterprise" due to its accumulated loss position.

        In October 2013, Shanghai Xinsheng also obtained a Software Enterprise Certification and in 2014 Shanghai Xinsheng has not applied to the relevant tax authority for the two-year EIT exemption and a three-year 50% EIT rate reduction preferential tax treatment as a "software enterprise" due to its accumulated loss position.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

9. TAXATION (Continued)

        Shanghai Qidong, Guangdong Taomee, Shanghai Xinsheng, Shanghai Wireless, Shanghai Software, Shanghai Property Service and Shanghai Jushou were subject to an income tax rate of 25%.

        Pursuant to the Notice on Several Economic Policies for Supporting the Development of Films promulgated jointly by the Ministry of Finance, the National Development and Reform Commission, the Ministry of Land and Resources, and other departments on May 31, 2014, which took effect on the same day, from January 1, 2014 to December 31, 2018, film producing companies will be exempted from paying VAT on the revenues generated from their sale of film copies (including digital copies) or the transfer of copyright, and film distribution companies will be exempted from paying VAT on revenues generated from distribution of films. Shanghai Taomee has obtained such VAT exemption for revenues generated from Mole II film and Shanghai Animation has obtained such VAT exemption for revenues generated from Seer IV film and Mole III film.

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident and beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. As of December 31, 2014, the Group plans to indefinitely reinvest undistributed profits earned from Shanghai Shengran in its operations in the PRC. Therefore, no withholding income tax for undistributed profits of Shanghai Shengran has been provided in 2014.

        Upon distribution of those earnings generated after January 1, 2008, in the form of dividends, the Group would be subject to the applicable PRC dividend withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax. The amounts of unrecognized deferred tax liabilities for these earnings generated after January 1, 2008 are in the range of $3.4 million to $6.9 million, as the withholding tax rate of the profit distribution will be 5% or 10% depending on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

        Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. In 2013, deferred tax liabilities of US$1.5 million were accrued for undistributed earnings of Shanghai Taomee and Guangdong Taomee, on the basis that distribution of the earnings, in the form of dividends or otherwise, to Shanghai Shengran would be subject to the applicable PRC tax laws and regulations, unless a tax strategy which the Group determined to avail itself of were devised to avoid such tax. Prior to 2013, these entities were in an accumulated loss position. In 2014, the Group reversed the deferred tax liabilities of US$1.5 million after the Group completed its feasibility analysis on a method, which the Group could ultimately execute if necessary to repatriate the undistributed earnings of VIEs without significant tax costs.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

9. TAXATION (Continued)

        The Group made its assessment of the level of authority for each of its uncertain tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. This assessment did not have any impact on the Group's total liabilities or equity. At December 31, 2012, 2013 and 2014, the amounts of gross unrecognized tax benefits were zero. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

        According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group's PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2010 through 2014 on non-transfer pricing matters, and from 2007 (year of incorporation) through 2014 on transfer pricing matters.

        Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	Years ended December 31,
	2012	2013	2014
PRC statutory tax rate	25.0%	25.0%	25.0%
Tax effect of other expenses that are not deductible in determining taxable profit	0.4%	2.5%	(1.1)%
Effect of different tax rate of group entity operating in other jurisdictions	7.0%	3.5%	(94.5)%
Effect of tax holidays granted to PRC subsidiaries, deferred income tax impact	(2.8)%	(8.5)%	42.5%
Effect of tax holidays granted to PRC subsidiaries, current income tax impact	(13.9)%	(13.7)%	60.5%
Effect of additional research and development of new technology, products, and processes ("R&D") deduction	(3.5)%	(1.8)%	20.9%
Effect of valuation allowance	1.4%	1.3%	(30.1)%
Withholding tax on undistributed earnings	—	21.8	120.4%
Effect of adjustment of prior year tax benefit	(26.0)%	(9.6)%	28.5%

Effective tax rate	(12.4)%	20.5%	172.1%

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

9. TAXATION (Continued)

        The aggregate dollar effect of tax holidays on income tax expense for the period amounted to $2,546,454, $1,551,717 and $1,294,093 in 2012, 2013 and 2014, respectively, representing a decrease in basic earnings per share of less than $0.01 and a decrease in diluted earnings per share less than of $0.01 for each of the three years in the period ended December 31, 2014.

        The principal components of the Group's deferred income tax assets and liabilities as of December 31, 2013 and 2014 were as follows:

	December 31,
	2013	2014
Deferred tax assets:
Deferred revenue and advance from customers	$2,738,502	$3,413,330
Payroll payable and accrued expenses	639,491	890,948
Net operating losses	475,471	923,494
Advertising expenses	356,419	928,032
Other	292,192	422,975

Gross deferred tax assets:	$4,502,075	$6,578,779
Valuation allowances	(335,987)	(705,962)
Net deferred tax assets	$4,166,088	$5,872,817

Deferred tax liabilities:
U.S. GAAP related and amortization of intangible assets	229,540	698,800
Undistributed retained earnings of VIE	1,528,594	—

Net deferred tax liabilities	$1,758,134	$698,800

Deferred tax assets are analyzed as:
Current	$4,166,088	$5,872,817
Non-Current	—	—

	$4,166,088	$5,872,817

Deferred tax liabilities are analyzed as:
Current	$1,758,134	$698,800
Non-Current	—	—

	$1,758,134	$698,800

        The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

        As of December 31, 2014, some of the Group's PRC subsidiaries and VIE subsidiaries had net operating loss carry forwards of $3.69 million, of which $0.01 million, $0.01 million, $0.78 million, $0.26 million and $2.63 will expire in 2015, 2016, 2017 and 2018 and 2019, respectively. The Group has

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

9. TAXATION (Continued)

provided a full valuation allowance on certain subsidiaries as it is more likely than not that the net operating losses cannot be utilized before expiry.

10. EMPLOYMENT BENEFITS AND PROFIT APPROPRIATION

        The full-time employees of the Company's subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations for such employee benefits amounted to $3,130,133, $3,721,218 and $ 3,865,896 for the years ended December 31, 2012, 2013 and 2014 respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

11. RESTRICTED NET ASSETS

        Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to $2,318,591 as of December 31, 2014. In addition, due to restrictions on the distribution of registered capital from the Company's PRC subsidiaries, the PRC subsidiaries' registered capital of $41,962,846 as of December 31, 2014, were considered restricted. As a result of these PRC laws and regulations, as of December 31, 2014, approximately $44,281,437, were not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

        Relevant PRC laws and regulations restrict the WFOE and VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. The balance of restricted net assets was $44,281,437, of which $9,382,933 was attributed to the paid in capital and statutory reserves of the VIEs and $34,898,504 was attributed to the paid in capital and statutory reserves of the WFOE, as of December 31 2014, respectively. The WFOE's accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs' revenues and accumulated profits may be transferred to WFOE through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

12. COMMITMENTS AND CONTINGENCIES

(a)
Operating lease commitments

        The Group has entered into operating lease arrangements relating to the use of certain office premises and internet data centers. Rental expenses under operating leases for 2012, 2013 and 2014 were $2,149,379, $2,689,618 and $ 1,823,198, respectively.

        As of December 31, 2014, total future minimum lease payments under non-cancelable operating leases agreements are as follows,

	RMB	USD
2015	5,029,039	818,355
2016	751,543	122,296

	5,780,582	940,651

(b)
Contractual commitment

        In December 2014, the Group entered into a land use right transfer agreement with Songjiang Planning and Land Administration Bureau of Shanghai Municipality to purchase the land use right of two parcels of land for considerations of RMB11.0 million ($1.8 million) (the "First Parcel") and RMB10.4 million ($1.7 million) (the "Second Parcel"), respectively. Prepayments of RMB2.2 million ($0.4 million) and RMB2.1 million ($0.3 million) were paid in December 2014 and the rest of considerations were paid in January 2015. Under the land use right transfer agreement in connection with the First Parcel, the Group agreed that the total aggregate of our corporate entities registered under the Shanghai Songjiang District will (i) reach annual revenues of RMB259.2 million (US$41.8 million), (ii) the relevant annual tax expenses will be no less than RMB14.6 million (US$2.4 million) and (iii) the annual tax expenses per square meter will be no less than RMB1,200 (US$193.4) by January 26, 2020. In addition, the Group also committed to pay a project completion security deposit of RMB2.2 million (US$0.4 million), adhering us to certain project commencement, completion and operation milestones on specific dates. Should the Group not meet these requirements and depending on the severity of breach, the Group may be subject to liabilities for breach including forfeiture of a portion or all of the Group's deposit allocated separately to each of the three requirements, termination of the transfer agreement and the forfeiture of the land use right etc.

        Under the land use right transfer agreement in connection with the Second Parcel, the Group agreed that the total aggregate of its corporate entities registered under the Shanghai Songjiang District will (i) reach annual revenues of RMB244.3 million (US$39.4 million), (ii) the relevant annual tax expenses will be no less than RMB13.8 million (US$2.2 million) and (iii) the annual tax expenses per square meter will be no less than RMB1,200 (US$193.4) by February 11, 2020. In addition, the Group also committed to pay a project completion security deposit of RMB2.1 million (US$0.3 million), adhering the Group to certain project commencement, completion and operation milestones on specific dates. Should the Group not meet these requirements and depending on the severity of breach, the Group may be subject to liabilities for breach including forfeiture of a portion or all of the Group's deposit allocated separately to each of the three requirements, termination of the transfer agreement and the forfeiture of the land use right etc.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

12. COMMITMENTS AND CONTINGENCIES (Continued)

        Separate from the project completion security deposits, if the Group fail to comply with the terms of the land use right transfer agreements (and depending on the severity of breach), the Group may be subject to liabilities for the breach including the forfeiture of the land use rights by the PRC government.

        In December 2014, Shanghai Xinsheng was granted a two-year right from a third party to develop a web game and a mobile ARPG game based on "Fairy Tail", a famous Japanese IP derived from manga series. License fee and minimum guarantee for each game was $0.5 million and $0.4 million, respectively, and the total amount of license fees and minimum guarantees were $1.8 million. The Group made payments of $1.0 million license fees and $0.4 million minimum guarantees in February 2015.

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

13. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2012, 2013 and 2014:

	For the years ended December 31,
	2012	2013	2014
Basic earnings per share:
Net income attributable to Taomee Holdings Limited—basic and diluted	$8,861,867	$5,441,260	$1,006,457

Weighted average ordinary shares outstanding—basic	731,303,362	733,333,891	712,973,565

Basic earnings per share	$0.01	$0.01	$0.001

Diluted earnings per share:
Net income attributable to Taomee Holdings Limited—basic and diluted	$8,861,867	$5,441,260	$1,006,457

Weighted average ordinary shares outstanding—basic	731,303,362	733,333,891	712,973,565
Stock options	22,230,137	13,198,221	6,879,075

Weighted average ordinary shares outstanding—diluted	753,533,499	746,532,112	719,852,640

Diluted earnings per share	$0.01	$0.01	$0.001

        For the years ended December 31, 2012, 2013 and 2014, the Group had securities which could potentially dilute basic earnings per share in the future, but were excluded from the computation of

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

13. EARNINGS PER SHARE (Continued)

diluted earnings per share as their effects would have been anti-dilutive. Such securities consisted of the following:

	For the years ended December 31,
	2012	2013	2014
Options	21,425,000	12,520,000	10,970,000
Non-vested restricted shares	8,649,648	3,525,010	3,860,000

Total	30,074,648	16,045,010	14,830,000

14. RELATED PARTY TRANSACTIONS

        The following parties/ entities are considered to be related parties of the Group:

Related Party	Nature of the Relationship
WANG Haibing	Co-founder and CEO
CHENG Yunpeng	Co-founder and President
WEI Zhen	Co-founder and director
ZENG Liqing	Director and a principal shareholder
WANG Bin	Principal shareholder before May 2010
Shenzhen Decent Investment Limited ("Decent Investment")	Controlled by ZENG Liqing
Shenzhen ParaEngine Corporation ("PE")	Significantly influenced by ZENG Liqing who is a director of the controlling entity
Guangzhou Chuangyou Information Technology Co., Ltd ("Chuangyou")	Equity method investee of the Group
Taiwan Taomee Co., Ltd. ("Taiwan Taomee")	Equity method investee of the Group
Beijing Enlight Pictures Co. Ltd ("Enlight Media")	Controlled by WANG Changtian who is a director
Shenzhen Taole Network Technology Co., Ltd ("Shenzhen Taole")	Significantly influenced by ZENG Liqing who is a director and principal shareholder
Qiming Funds	Principal shareholder
Shanghai Weiju Network Technology Co., Ltd ("Shanghai Weiju")	Equity method investee of the Group

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

14. RELATED PARTY TRANSACTIONS (Continued)

        In June 2009 and May 2012, Shanghai Taomee entered into two agreements with PE to co-develop 3-D online virtual worlds for children. For the years ended December 31, 2012, 2013 and 2014, Shanghai Taomee has paid $203,444, $193,559 and $121,230 royalties and $200,000, nil and nil licensing fee to PE, respectively. As of December 31, 2013 and 2014, the Group had $18,857 and $4,700 royalty fee due to PE, respectively.

        In June 2011, Shanghai Shengran entered into an agreement with Taiwan Taomee to grant a license to Taiwan Taomee for certain operating rights of an online game developed and owned by Shanghai Shengran. Shanghai Shengran also entered into an agreement with Taiwan Taomee for the license of certain offline products which are derived from the online game images. In years 2012, 2013 and 2014, Shanghai Shengran further licensed Taiwan Taomee additional two, three and one online games, respectively. In addition, Shanghai Shengran granted Taiwan Taomee an exclusive sublicense right to utilize a licensed brand to design and distribute licensed products, including mobile applications, animation, books, products in Taiwan in 2014. For the years ended December 31, 2012, 2013 and 2014, revenues generated from Taiwan Taomee were $127,644, $767,267 and $442,902 for online licensing and $175,500, $130,808 and $99,536 for offline licensing. As of December 31, 2013 and 2014, the Group had an amount due from Taiwan Taomee of $72,517 and $19,140, respectively, and amount due to Taiwan Taomee of $347,026 and $298,146, respectively.

        In November 2011, Shanghai Taomee entered into an agreement with Shenzhen Taole for the license to Shanghai Taomee of certain operating rights of an online game. For the years ended December 31, 2012, 2013 and 2014, Shanghai Taomee has paid $8,969, $6,067 and $889 royalties, respectively. As of December 31, 2013 and 2014, there were $1,594 and nil royalty fees due to Shenzhen Taole.

        In November 2011, the Company entered into a share transfer agreement with Qiming Funds at consideration of $52,989. The Company paid this amount in February 2012. Refer to Note 4 for a detailed description of the share transfer.

        In July 2012, Shanghai Taomee entered into an operating agreement with Chuangyou for the license to Shanghai Taomee of certain operating rights of an online game developed and owned by Chuangyou. For the years ended December 31, 2012, 2013 and 2014, Shanghai Taomee has paid nil, $9,787 and $10,329 royalties and $150,000, $50,000 and nil licensing fee to Chuangyou, respectively. As of December 31, 2013 and 2014, the Group had $2,506 and $10,651 as online royalty fee, and nil and $14,708 as offline licensing fee due to Chuangyou, respectively.

        In November 2012, Shanghai Shengran provided a RMB480,000 (equivalent to $76,366) interest-free loan to Chuangyou. Chuangyou paid off the loan in December 2012.

        In July, August and December 2013, Guangdong Taomee entered into four cooperation agreements at an aggregate consideration of RMB0.7 million (equivalent to $0.1 million) with Shanghai Weiju, under which Guangdong Taomee outsourced to Shanghai Weiju for development of a website for a toy, a homepage and a distributor management software for Guangdong Taomee. For the years ended December 31, 2013 and 2014, Guangdong Taomee has paid nil and RMB472,000 (equivalent to

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

14. RELATED PARTY TRANSACTIONS (Continued)

$77,137) service fees to Shanghai Weiju, respectively. As of December 31, 2014, the Group had nil and RMB188,000 (equivalent to $30,724) as service fees due to Shanghai Weiju.

        In the first quarter of 2013 and the second quarter of 2014, Shanghai Animation entered into agreements with Enlight Media to jointly invest in the production and distribution of the Group's feature film, Seer III: Universal Force and Seer IV: Magic Stone Wars. Seer III and Seer IV were released in July 2013 and 2014, respectively, in mainland China. Enlight Media was also entitled to share a certain percentage of film licensing revenues under the agreements. For the years ended December 31, 2013 and 2014, film investment from Enlight Media were RMB3.9 million (equivalent to $639,669) and RMB4.0 million (equivalent to $653,702) and revenues generated from Enlight Media were RMB13,299,454 (equivalent to $2,169,865) and RMB11,746,083 (equivalent to $1,919,608) as box office revenue sharing. As of December 31, 2013 and 2014, the Group had an amount due from Enlight Media of RMB13,299,454 (equivalent to $2,169,865) and RMB15,746,083 (equivalent to $2,573,310), and an amount due to Enlight Media of nil and RMB386,050 (equivalent to $63,090), respectively.

15. SEGMENT AND GEOGRAPHIC INFORMATION

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

        The Group's chief operating decision maker evaluates segment performance based on revenues, cost of revenues and gross profit. Accordingly, all expenses that are considered corporate level activities and are not allocated to segments. Therefore, it is not feasible to show profit or loss by reportable segments. Also, the Group's chief operating decision maker does not assign assets to these segments and no asset information by segment is provided to the chief operating decision maker.

        The Group has two reportable segments: online business and offline business. The online business segment is responsible for developing and operating online virtual worlds, mobile games and applications, as well as other online entertainment services.

        The offline business segment is responsible for licensing the Group's proprietary cartoon figures, producing films and merchandising sales of the Group's cartoon figures.

Year ended December 31, 2012	Online Business	Offline Business	Total
Revenue	$34,091,925	$8,188,499	$42,280,424
Less: sales tax and related taxes	1,922,430	149,760	2,072,190

Net revenue	32,169,495	8,038,739	40,208,234
Less: cost of revenues	6,949,772	3,048,618	9,998,390

Gross profit	$25,219,723	$4,990,121	$30,209,844

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

15. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

Year ended December 31, 2013	Online Business	Offline Business	Total
Revenue	$37,670,793	$13,117,356	$50,788,149
Less: sales tax and related taxes	2,340,641	93,821	2,434,462

Net revenue	35,330,152	13,023,535	48,353,687
Less: cost of revenues	7,643,598	5,620,619	13,264,217

Gross profit	$27,686,554	$7,402,916	$35,089,470

Year ended December 31, 2014	Online Business	Offline Business	Total
Revenue	$35,277,786	$8,976,888	$44,254,674
Less: sales tax and related taxes	1,985,337	80,186	2,065,523

Net revenue	33,292,449	8,896,702	42,189,151
Less: cost of revenues	6,534,883	5,182,265	11,717,148

Gross profit	$26,757,566	$3,714,437	$30,472,003

        The Group generates substantially all of its revenues from customers in the PRC. Substantially all of the Group's long-lived assets are located in the PRC.

16. FAIR VALUE MEASUREMENTS

        The Group did not have any assets or liabilities measured at fair value on a recurring or non-recurring basis for the years prior to 2013.

Assets measured at fair value on a recurring basis

        In years 2013 and 2014, the Group's asset measured at fair value on a recurring basis subsequent to initial recognition consisted of short-term investment in a money market fund accounted for as available-for-sale security. As the return of the investment was referenced to short term interest rate and interest income accrued on a daily basis, the fair value approximates carrying amount of US$3.0 million as of December 31, 2013 and was disposed in 2014. The short-term investment is classified as a Level 2 fair value measurement.

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

16. FAIR VALUE MEASUREMENTS (Continued)

Assets measured at fair value on a non-recurring basis

        In the year ended December 31, 2013, the Group's assets measured at fair value on a non-recurring basis consisted of the following:

		Fair Value Measurement at Reporting Date Using
	Year Ended December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
		USD	USD	USD
Acquired intangible assets—upfront licensing fees	$—	$—	$—	$—	$1,046,173
Investment in equity investees—Chuangyou	82,466	—	—	82,466	370,407

Total					$1,416,580

        In accordance with the provision of ASC 350, upfront licensing fees related to two games with a carrying amount of $0.8 million and $0.2 million, respectively, were fully impaired, with the resulting impairment charge of $1,046,173 included in earnings for the year ended December 31, 2013.

        In accordance with the provision of ASC 323, investment in Chuangyou was written down to its fair value of $82,466, resulting in an impairment charge of $370,407 recognized as impairment loss on investment in equity investees in the consolidated statements of operations for the year ended December 31, 2013. The fair value of the investment was measured based on a discounted cash flow approach. The discounted cash flow analysis requires the use of significant unobservable inputs, including projected future cash flows and a discount rate calculated based on the weighted average cost of capital of 45%. As the significant inputs are not observable or cannot be corroborated with market information, the fair value measurement is classified as Level 3. Any change in the projected future cash flow would result in a change in the fair value measurement in the same direction, while the change in discount rate would result in adverse change in the fair value measurement.

        In the year ended December 31, 2014, the Group's assets measured at fair value on a non-recurring basis consisted of the following:

		Fair Value Measurement at Reporting Date Using
	Year Ended December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
		USD	USD	USD
Acquired intangible assets—upfront licensing fees	$—	$—	$—	$—	$115,753
Investment in equity investees—Voozclub	—	—	—	—	1,400,000

Total					$1,515,753

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

16. FAIR VALUE MEASUREMENTS (Continued)

        In accordance with the provision of ASC 350, upfront licensing fees related to a game with a carrying amount of $0.1 million was fully impaired, with the resulting impairment charge of $115,753 included in earnings for the year ended December 31, 2014.

        In accordance with the provision of ASC 325, investment in Voozclub was fully written down to its fair value of nil, resulting in an impairment charge of $1,400,000 recognized as impairment loss on investment in equity investees in the consolidated statements of operations for the year ended December 31, 2014. The fair value of the investment was determined to be nil as Voozclub is not able to generate positive future cash flow and is highly likely facing bankruptcy considering the factors that a) Voozclub did not have sufficient cash balance for operation over the next year, and its operating cash inflow is in doubt; b) there were resignations of key management and significant lay-offs of employees in 2014; and c) Voozclub stopped any new business development activities.

17. NONCONTROLLING INTEREST

        As of December 31, 2014, the Group's non-controlling interest mainly included equity interests in Guangdong Taomee, Shanghai Xinsheng and Shanghai Jushou and equity awards granted as compensation by the Group's subsidiaries. The following schedule shows the effects of changes in the ownership interest of Taomee Holdings Limited in its subsidiaries on equity attributed to Taomee Holdings Limited for the years ended December 31, 2012, 2013 and 2014.

	December 31, 2012	December 31, 2013	December 31, 2014
	USD	USD	USD
Net income attributable to Taomee Holdings Limited	$8,861,867	$5,441,260	$1,006,457
Transfers (to) from the noncontrolling interest
Decrease in Taomee Holdings Limited's additional paid-in capital for adjustment on noncontrolling interest due to change in ownership interest in Guangdong Taomee*	—	(77,135)	(60,051)
Increase in Taomee Holdings Limited's additional paid-in capital for adjustment on noncontrolling interest due to change in ownership interest in Shanghai Xinsheng*	—	—	13,421
Decrease in Taomee Holdings Limited's additional paid-in capital for adjustment on noncontrolling interest due to change in ownership interest in Shanghai Jushou*	—	—	(92,706)

Change from net income attributable to Taomee Holdings Limited and transfers (to) from noncontrolling interests	$8,861,867	$5,364,125	$867,121

*
The change in ownership interest is primarily due to the vesting of non-vested restricted shares by noncontrolling interest holders (Refer to Note 8).

TAOMEE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

18. SUBSEQUENT EVENTS

        On January 21, 2015, the Company granted 7,000,000 non-vested restricted shares to four officers, under the Company's 2012 Share Incentive Plan. One-fourth (1/4) of the restricted shares will vest on the first anniversary of the grant Date, the remaining three-fourth (3/4) of restricted shares (rounded down to the next whole number of shares) will vest in 12 equal installments at the ending of each calendar quarter over a period of 12 consecutive quarters subsequent to the first anniversary of the grant date. The Company will recognize approximately $1.1 million share-based compensation over the four-year vesting period.

        On January 26, 2015, the Company declared a special one-time cash dividend of US$0.0325 per ordinary share, or US$0.65 per American Depositary Share ("ADS", each representing 20 ordinary shares). The total amount of the special dividend of US$24.6 million was fully paid on February 17, 2015.

        In February 2015, the Group incorporated two wholly owned PRC subsidiaries, Shanghai Junran Information Technology Co., Ltd., wholly owned by Shanghai Shengran and focuses on developing of virtual worlds, and Shanghai Shengyu Network and Technology Co., Ltd. ("Shanghai Shengyu"), wholly owned by Shanghai Taomee and focuses on strategic investment.

        On April 7, 2015, the Company granted 1,020,000 non-vested restricted shares to four employees, under the Company's 2012 Share Incentive Plan. These restricted shares will vest over a four-year requisite service period, with 25% to vest on each anniversary after the grant date. The Company will recognize approximately $0.1 million share-based compensation over the four-year vesting period.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

TAOMEE HOLDINGS LIMITED

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In USD, except share and per share data, unless otherwise stated)

	As of December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	$35,106,326	$27,573,723
Short-term investment	2,992,343	—
Other current assets	772,412	122,905
Amounts due from subsidiaries	9,800,000	10,100,000

Total current assets	48,671,081	37,796,628
Investment in subsidiaries	64,434,458	69,491,249
Investments in joint venture	11,720,661	9,955,663

Total assets	124,826,200	117,243,540

Liabilities and equity
Current liabilities:
Accrued expenses and other current liabilities	$788,831	$253,108
Amounts due to subsidiaries	1,989,218	1,986,840

Total current liabilities	2,778,049	2,239,948
Long-term liabilities	278,017	152,706

Total liabilities	3,056,066	2,392,654

Equity:
Taomee Holdings Limited shareholders' equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 741,126,859 and 751,088,350 shares issued; 735,913,039 and 708,350,670 shares outstanding as of December 31, 2013 and 2014, respectively)	14,823	15,022
Treasury stock (at cost)	(1,198,904)	(11,521,316)
Additional paid-in capital	73,757,483	76,308,327
Accumulated other comprehensive income	4,342,755	4,188,419
Retained earnings	44,853,977	45,860,434

Taomee Holdings Limited shareholders' equity	121,770,134	114,850,886
Total liabilities and equity	$124,826,200	$117,243,540

 FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In USD, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2012	2013	2014
Total revenues	—	—	—
Total cost of revenues	(255,315)	(289,921)	(294,132)

Gross profit	(255,315)	(289,921)	(294,132)

Operating expenses:
Product development expenses	(498,500)	(360,853)	(448,179)
Sales and marketing expenses	(128,978)	(56,938)	(16,394)
General and administrative expenses	(1,674,529)	(1,691,514)	(3,052,836)

Total operating expenses	(2,302,007)	(2,109,305)	(3,517,409)

Loss from operations	(2,557,322)	(2,399,226)	(3,811,541)
Interest income	765,544	892,353	483,718
Other income (expenses), net	860,337	800,988	(398,536)
Impairment loss on investment in equity investees	—	—	(1,400,000)

Loss before income taxes	(931,441)	(705,885)	(5,126,359)

Income tax expense	—	(31,351)	(12,746)
Share of gain in subsidiary, net of taxes	9,095,284	5,581,239	6,109,173
Share of gain in joint venture, net of taxes	698,024	597,257	36,389
Net income attributable to Taomee Holdings Limited	$8,861,867	$5,441,260	$1,006,457

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In USD, except share and per share data, unless otherwise stated)

	For the years ended December 31,
	2012	2013	2014
Net income attributable to Taomee Holdings Limited	$8,861,867	$5,441,260	$1,006,457
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	189,354	1,787,185	(154,336)

Comprehensive income attributable to Taomee Holdings Limited	$9,051,221	$7,228,445	$852,121

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	For the years ended December 31,
	2012	2013	2014
Operating activities:
Net income attributable to Taomee Holdings Limited	$8,861,867	$5,441,260	$1,006,457
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	2,252,552	2,142,445	2,228,431
Share of profit in subsidiaries	(9,370,537)	(6,578,897)	(4,554,504)
Share of profit in equity investment	(698,024)	(597,257)	(36,389)
Deferred income taxes	—	31,351	12,746
Gain on disposal of short-term investment	—	—	(15,043)
Impairment on investment in equity investees	—	—	1,400,000
Changes in assets and liabilities:
Amount due from subsidiaries	—	(9,800,000)	(300,000)
Prepayments and other current assets	(256,109)	389	649,507
Accrued expenses and other current liabilities	(513,883)	108,389	(535,723)
Amounts due to subsidiaries	1,574	345,341	(2,378)
Long-term liabilities	403,371	(125,354)	(125,311)

Net cash provided by (used in) operating activities	680,811	(9,032,333)	(272,207)

Investing activities:
Cash paid to acquire equity investees	(6,205,000)	(3,550,003)	—
Purchases of short-term investment	—	(2,992,343)	—
Disposal of short-term investment	—	—	3,007,386

Net cash provided by (used in) investing activities	(6,205,000)	(6,542,346)	3,007,386

Financing activities:
Issuance cost of ordinary shares	(340,713)	—	—
Proceeds from exercise of share options	275,825	1,046,021	648,663
Repurchase of ordinary shares	(1,681,520)	(2,144,386)	(10,322,412)

Net cash used in financing activities	(1,746,408)	(1,098,365)	(9,673,749)

Effect of exchange rate changes on cash and cash equivalents	664,840	800,988	(594,033)

Net decrease in cash and cash equivalents	(6,605,757)	(15,872,056)	(7,532,603)

Cash and cash equivalents, beginning of the year	57,584,139	50,978,382	35,106,326

Cash and cash equivalents, end of the year	$50,978,382	$35,106,326	$27,573,723

FINANCIAL INFORMATION OF PARENT COMPANY

Note to Schedule I

1.
Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.
The condensed financial information of Taomee Holdings Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The statements of changes in equity have been omitted from the financial information of parent company as they are the same as the Group's consolidated statements of changes in equity. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.

4.
As of December 31, 2014, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

*    *    *    *    *    *